ING USA Annuity and Life Insurance Company
and its Separate Account B

ING Rollover Choice^{SM} Variable Annuity Contracts

Supplement dated May 1, 2009 to the Contract Prospectus dated May 1, 2009

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

Effective in July and August certain funds offered through your contract will be reorganized into other funds as follows:

Effective after the close of business on July 17, 2009, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING American Century Large Company Value Portfolio	ING T. Rowe Price Equity Income Portfolio
ING Van Kampen Capital Growth Portfolio	ING Russell^{TM} Large Cap Growth Index Portfolio

Accordingly, effective after the close of business on July 17, 2009 investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

- All existing account balances invested in the ING American Century Large Company Value Portfolio (S Class) will automatically become investments in the ING T. Rowe Price Equity Income Portfolio (Class S).
- All existing account balances invested in the ING Van Kampen Capital Growth Portfolio (Class S) will automatically become investments in the ING Russell^{TM} Large Cap Growth Index Portfolio (Class S).

As a result of the reorganizations, effective after the close of business on July 17, 2009 all references to the Disappearing Portfolios in the Contract Prospectus are hereby deleted.

Effective after the close of business on August 7, 2009, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING Growth and Income Portfolio II	ING Growth and Income Portfolio
ING Opportunistic LargeCap Growth Portfolio	ING Opportunistic LargeCap Portfolio
ING Index Plus International Equity Portfolio	ING International Index Portfolio

Accordingly, effective after the close of business on August 7, 2009 investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

- All existing account balances invested in the ING Growth and Income Portfolio II (Class S) will automatically become investments in the ING Growth and Income Portfolio (Class S).
- All existing account balances invested in the ING Opportunistic LargeCap Growth Portfolio (Class S) will automatically become investments in the ING Opportunistic LargeCap Portfolio (Class S).
- All existing account balances invested in the ING Index Plus International Equity Portfolio (Class S) will automatically become investments in the ING International Index Portfolio (Class S).

As a result of the reorganizations, effective after the close of business on August 7, 2009 all references to the Disappearing Portfolios in the Contract Prospectus are hereby deleted.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolios after the date of the reorganization will be automatically allocated to the Surviving Portfolios. You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

P.O. Box 9271
Des Moines, Iowa 50306-9271

1-800-366-0066

See also the Transfers Among Your Investments section of your Contract Prospectus for further information about making fund allocation changes. More information about the funds available through your contract, including information about the risks associated with investing in these funds, can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting us at our Customer Service Center noted above.

ING USA Annuity and Life Insurance Company
Separate Account B of ING USA Annuity and Life Insurance Company

Deferred Combination Variable and Fixed Annuity Prospectus

RETIREMENT SOLUTIONS – ING ROLLOVER CHOICE℠ VARIABLE ANNUITY

May 1, 2009

The Contract. The contract described in this prospectus is a group and individual deferred variable annuity contract (the "contract") offered by ING USA Annuity and Life Insurance Company (the "Company," "we" or "our") through our Separate Account B (the "separate account"). The contract is currently available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified contracts") as well as those that do not qualify for such treatment ("nonqualified contracts"). The contract may be purchased with funds from external sources or by a transfer or rollover from an existing contract (the "prior contract") issued by us or one of our affiliates ("internal transfer"). A qualified contract may be issued as a traditional Individual Retirement Annuity ("IRA") under section 408(b) of the Internal Revenue Code of 1986 as amended (the "Tax Code") or a Roth IRA under section 408A of the Tax Code. The contract is not currently available as a Simplified Employer Pension ("SEP") plan under Tax Code section 408(k) or as a Simple IRA under Tax Code section 408(p). Prior to April 29, 2005, the contract was not available as a nonqualified contract and could not be purchased with funds from external sources. Prior to September 17, 2007, the contract was available as a tax deferred annuity under Tax Code section 403(b).

The contract provides a means for you to allocate your premium payments in one or more subaccounts, each of which invests in one of the mutual funds ("funds") listed on the next page. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the subaccount(s) you select and any interest credited to your allocations in the Fixed Account. Some guaranteed interest periods or subaccounts may not be available in all states. The funds available under the contract are listed on the back of this cover.

You have a right to return a contract within 10 days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid). For IRAs, or if otherwise required by your state, we will refund the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

Replacing an existing annuity with the contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the contract may have new charges.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI") dated May 1, 2009 has been filed with the Securities and Exchange Commission ("SEC"), as well as a registration statement for the Fixed Account II, also dated May 1, 2009. They are available without charge upon request. To obtain a copy of these documents, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066, or access the SEC's website (http://www.sec.gov). When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-70600. The number assigned to the registration statement for the Fixed Account II is 333-133156. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

Allocations to a subaccount investing in a fund are not bank deposits and are not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.

The funds available under your contract are*:

Fidelity® VIP Contrafund® Portfolio (Service Class 2)	ING MidCap Opportunities Portfolio (Class S)[2]
Fidelity® VIP Equity-Income Portfolio (Service Class 2)	ING Oppenheimer Global Portfolio (S Class)[5]
Franklin Small Cap Value Securities Fund (Class 2)	ING Oppenheimer Strategic Income Portfolio (S Class)
ING American Century Small-Mid Cap Value Portfolio (S Class)	ING Opportunistic LargeCap Portfolio (Class S)[2]
ING American Funds Bond Portfolio[1]	ING PIMCO High Yield Portfolio (Class S)
ING American Funds Growth Portfolio[1]	ING PIMCO Total Return Bond Portfolio (Class S)[2]
ING American Funds Growth-Income Portfolio[1]	ING Pioneer Fund Portfolio (Class S)
ING American Funds International Portfolio[1]	ING Pioneer Mid Cap Value Portfolio (Class S)
ING Balanced Portfolio, Inc. (Class S)[2]	ING Russell™ Large Cap Growth Index Portfolio (Class S)
ING Baron Small Cap Growth Portfolio (S Class)	ING Small Company Portfolio (Class S)[2]
ING BlackRock Inflation Protected Bond Portfolio (Class S)	ING SmallCap Opportunities Portfolio (Class S)[2]
ING BlackRock Large Cap Growth Portfolio (Class S)[3]	ING Solution Income Portfolio (S Class)[6]
ING BlackRock Science and Technology Opportunities Portfolio (Class S)[2]	ING Solution 2015 Portfolio (S Class)[6]
	ING Solution 2025 Portfolio (S Class)[6]
ING Clarion Global Real Estate Portfolio (Class S)[2]	ING Solution 2035 Portfolio (S Class)[6]
ING Davis New York Venture Portfolio (S Class)	ING Solution 2045 Portfolio (S Class)[6]
ING Evergreen Omega Portfolio (Class S)	ING Strategic Allocation Conservative Portfolio (Class S)[2][6]
ING Focus 5 Portfolio (Class S)	ING Strategic Allocation Growth Portfolio (Class S)[2][6]
ING Franklin Templeton Founding Strategy Portfolio (Class S)	ING Strategic Allocation Moderate Portfolio (Class S)[2][6]
ING GET U.S. Core Portfolio[4]	ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING Growth and Income Portfolio (Class S)[2]	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (S Class)
ING Index Plus LargeCap Portfolio (Class S)[2]	
ING Index Plus MidCap Portfolio (Class S)[2]	ING T. Rowe Price Equity Income Portfolio (Class S)
ING Index Plus SmallCap Portfolio (Class S)[2]	ING T. Rowe Price Growth Equity Portfolio (S Class)
ING Intermediate Bond Portfolio (Class S)[2]	ING Templeton Foreign Equity Portfolio (S Class)
ING International Index Portfolio (Class S)	ING Thornburg Value Portfolio (S Class)
ING International Value Portfolio (Class S)[2]	ING UBS U.S. Large Cap Equity Portfolio (S Class)
ING JPMorgan Emerging Markets Equity Portfolio (Class S)	ING U.S. Bond Index Portfolio (Class S)[2]
ING JPMorgan Mid Cap Value Portfolio (S Class)	ING Van Kampen Comstock Portfolio (S Class)
ING Legg Mason Partners Aggressive Growth Portfolio (S Class)	ING Van Kampen Equity and Income Portfolio (S Class)[5]
	ING WisdomTree™ Global High-Yielding Equity Index Portfolio (Class S)[7]
ING Liquid Assets Portfolio (Class S)	Oppenheimer Main Street Small Cap Fund®/VA (Service Shares)
ING Marsico International Opportunities Portfolio (Class S)	
ING MFS Total Return Portfolio (Class S)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING MFS Utilities Portfolio (Class S)	Pioneer Equity Income VCT Portfolio (Class II)

* The ING Diversified International Fund (Class R) was closed to new investments on April 26, 2007. The ING American Century Large Company Value Portfolio, ING Growth and Income Portfolio II, ING Index Plus International Equity Portfolio, ING Opportunistic LargeCap Growth Portfolio, ING PIMCO Total Return Portfolio, and ING Van Kampen Capital Growth Portfolio were closed to new investments on May 1, 2009. There is no further information about these funds in this prospectus.

(1) These portfolios are "Master-Feeder" funds. See "The Funds" for additional information.

(2) This fund has changed its name to the name listed above. See Appendix B–The Funds for a complete list of former and current fund names.

(3) Class I shares of this fund are available only to those investors who were invested in the Initial Class shares of the ING American Century Select Portfolio as of April 29, 2005. On April 27, 2007, the ING American Century Select Portfolio merged into the ING BlackRock Large Cap Growth Portfolio.

(4) The ING GET U.S. Core Portfolio is not currently available for investment.

(5) As of April 29, 2005, Initial Class shares of this fund were closed for further investment.

(6) These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "The Funds" for additional information.

(7) WisdomTree™ is a service mark of WisdomTree Investments.

The above funds are purchased and held by corresponding divisions of our Separate Account B. We refer to the divisions as "subaccounts" and the money you place in the Fixed Account's guaranteed interest periods as "Fixed Interest Allocations" in this prospectus.

TABLE OF CONTENTS

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

Special Term	Page
Accumulation Unit	5
Annual Ratchet	29
Annual Ratchet Enhanced Death Benefit	54
Annuitant	16
Cash Surrender Value	21
Contract Date	16
Contract Owner	16
Contract Value	20
Contract Year	16
Covered Fund	9
Excluded Fund	9
Free Withdrawal Amount	11
Income Phase Start Date	16
Net Investment Factor	5
Net Rate of Return	5
Quarterly Ratchet	K-3
Restricted Funds	9
Rider Date	23
5% Roll-up	53
Special Funds	9
Standard Death Benefit	53

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Income Phase Start Date	Annuity Commencement Date
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Transfer Charge	Excess Allocation Charge
Fixed Interest Allocation	Fixed Allocation
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
Subaccount(s)	Division(s)
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Withdrawals	Partial Withdrawals

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes which currently range from 0% to 4% of premium payments may also be deducted. Any premium tax is deducted from the contract value.

Contract Owner Transaction Expenses[1]

Surrender Charge

Complete Years Elapsed Since Premium Payment*	0	1	2	3	4	5	6	7+
Surrender Charge (as a percentage of premium payment withdrawn)	6%	6%	5%	4%	3%	2%	1%	0%

∗ For amounts transferred or rolled over into this contract as an internal transfer, see "Charges Deducted From Contract Value–Surrender Charge."

Transfer Charge[2]………………………………………………………………… $25
(per transfer, if you make more than 12 transfers in a contract year)

[1] If you are invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.
[2] We currently do not impose this charge, but may do so in the future.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Annual Contract Administrative Charge[3]

Administrative Charge…………………………………………………………….. $30
(We waive this charge if the total of your premium payment is $50,000 or more or if your contract value at the end of a contract year is $50,000 or more.)

[3] We deduct this charge on each contract anniversary and on surrender.

Separate Account Annual Charges[4]

The following charges apply to contracts established prior to August 7, 2003, and contracts issued in Oregon:

	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge	0.60%	0.80%	0.95%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Total	0.75%	0.95%	1.10%
ING GET Fund Guarantee Charge[5]	0.50%	0.50%	0.50%
Total With the ING GET Fund Guarantee Charge	1.25%	1.45%	1.60%

[4] As a percentage of average daily assets in each subaccount. The Separate Account Annual Charges are deducted daily.
[5] The ING GET U.S. Core Portfolio ("ING GET Fund") Guarantee Charge is deducted daily during the guarantee period from amounts allocated to the ING GET U.S. Core Portfolio investment option. Please see "The Funds–ING GET U.S. Core Portfolio" for a description of the ING GET U.S. Core Portfolio guarantee. The ING GET U.S. Core Portfolio is not currently available for investment under the contract.

The following charges apply to contracts established on or after August 7, 2003 (or upon state approval, if later):

	Option Package I	Option Package II	Option Package III
Mortality & Expense Risk Charge	0.85%	1.05%	1.20%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%
Total	1.00%	1.20%	1.35%
ING GET Fund Guarantee Charge[6]	0.50%	0.50%	0.50%
Total With the ING GET Fund Guarantee Charge	1.50%	1.70%	1.85%

[6] The ING GET U.S. Core Portfolio Guarantee Charge is deducted daily during the guarantee period from amounts allocated to the ING GET U.S. Core Portfolio investment option. Please see "The Funds–ING GET U.S. Core Portfolio" for a description of the ING GET U.S. Core Portfolio guarantee. The ING GET U.S. Core Portfolio is not currently available for investment under the contract.

Optional Rider Charges[1]

Minimum Guaranteed Income Benefit rider:

As an Annual Charge (Charge Deducted Quarterly)
0.60% of the MGIB Benefit Base[2]

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider[3]:

As an Annual Charge–Currently (Charge Deducted Quarterly)	Maximum Annual Charge
0.80% of the ING LifePay Plus Base	1.50% of the ING LifePay Plus Base

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider[4]:

As an Annual Charge–Currently (Charge Deducted Quarterly)	Maximum Annual Charge
1.05% of the ING Joint LifePay Plus Base	1.70% of the ING Joint LifePay Plus Base

[1] Optional rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent. The basis for an optional rider charge is sometimes a benefit base or contract value, as applicable. Optional rider charges are deducted from the contract value in your subaccount allocations (and/or your Fixed Interest Allocations if there is insufficient contract value in the subaccounts). These tables contain the charges for the current versions of these riders. For information about previous versions of these riders, including charges, see Appendix K and Appendix L.

[2] For more information about how the MGIB Benefit Base is determined, please see "Optional Living Benefit Riders–Minimum Guaranteed Income Benefit (MGIB) Rider–Determining the MGIB Annuity Income."

[3] The ING LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The ING LifePay Plus Base is calculated based on contract value if this rider is added after contract issue. The charge for this rider can increase upon an Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five rider years. For more information about the ING LifePay Plus Base and Annual Ratchet, please see "Charges and Fees–Optional Rider Charges–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge" and "Optional Living Benefit Riders–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider–Annual Ratchet."

[4] The ING LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The ING LifePay Plus Base is calculated based on contract value if this rider is added after contract issue. The charge for this rider can increase upon an Annual Ratchet once the Lifetime Withdrawal Phase begins, subject to the maximum charge. We promise not to increase the charge for your first five rider years. For more information about the ING LifePay Plus Base and Annual Ratchet, please see "Charges and Fees–Optional Rider Charges–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge" and "Optional Living Benefit Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider–Annual Ratchet."

The next item shows the minimum and maximum total operating expenses charged by a fund that you may pay periodically during the time that you own the contract. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses):	Minimum	Maximum
	0.53%	1.50%

Examples:

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

Premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the examples below.

A. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Specifically, the example assumes election of Option Package III for contracts established on or after August 7, 2003. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.033% of assets. The example also assumes you elected the Minimum Guaranteed Income Benefit rider with an assumed annual charge of 0.60% of the MGIB Benefit Base, and the rider charge is assessed each quarter on a base equal to the hypothetical $10,000 premium increasing at 5% per year. If you elect different options, your expenses may be lower. If some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$963	$1,666	$2,382	$4,956
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$963	$1,666	$2,382	$4,956
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$363	$1,166	$2,082	$4,956

B. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Specifically, the example assumes election of Option Package III for contracts established on or after August 7, 2003. The example reflects the deduction a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.033% of assets. The example also assumes the election of the ING LifePay Plus rider, and reflects the maximum ING LifePay Plus rider charge of 1.50% of the ING LifePay Plus Base. If you elect different options, your expenses may be lower. If some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,053	$1,933	$2,824	$5,805
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,053	$1,933	$2,824	$5,805
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$453	$1,433	$2,524	$5,805

C. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Specifically, the example assumes election of Option Package III for contracts established on or after August 7, 2003. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.033% of assets. The example also assumes the election of the ING Joint LifePay Plus rider, and reflects the maximum ING Joint LifePay Plus rider charge of 1.70% of the ING Joint LifePay Plus Base. If you elect different options, your expenses may be lower. If some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,073	$1,994	$2,926	$6,014
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,073	$1,994	$2,926	$6,014
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$473	$1,494	$2,626	$6,014

Compensation is paid for the sale of the contracts. For information about this compensation, see "Contract Distribution–Selling the Contract."

Fees Deducted by the Funds

Using This Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Charges and Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Charges and Fees–Fund Expenses" for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Charges and Fees–Fund Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix A, we provide condensed financial information about Separate Account B subaccounts available under the contracts. The tables show the value of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability or the date purchase payments were first received in the subaccount under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for ING USA Annuity and Life Insurance Company are included in the Statement of Additional Information.

Accumulation Unit
We use accumulation units to calculate the value of a contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable fund. Shares in the funds are valued at their net asset value.

The Net Investment Factor
The Net Investment Factor is an index number which reflects certain charges under the contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

1) We take the net asset value of the subaccount at the end of each business day.
2) We add to 1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.
3) We divide 2) by the net asset value of the subaccount at the end of the preceding business day.
4) We then subtract the applicable daily mortality and expense risk charge, the daily asset-based administrative charge, and any optional rider charges that may be deducted daily from the subaccount and, for the ING GET Fund subaccount only, the daily ING GET Fund guarantee charge.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Performance Information
From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long Separate Account B has been investing in the fund. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the fund (or when the fund was first made available through the Separate Account) and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable fund and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the funds since their inception reduced by some or all of the fees and charges under the contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the contract had been in existence before the separate account began investing in the funds.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the fund and market conditions. Please keep in mind that past performance is not a guarantee of future results.

ING USA ANNUITY AND LIFE INSURANCE COMPANY

ING USA Annuity and Life Insurance Company ("the Company") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. The Company is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. The Company is authorized to sell insurance and annuities in all states, except the state of New York, and the District of Columbia. The Company's financial statements appear in the Statement of Additional Information.

Lion Connecticut is the holding company for Directed Services LLC, the investment manager of the ING Investors Trust and ING Partners, Inc., and the distributor of the contracts, and other interests. ING Investments, LLC and ING Investment Management, Co., portfolio managers of the ING Investors Trust, and the investment managers of the ING Variable Insurance Trust, ING Variable Products Trust, and ING Variable Product Portfolios, respectively, are affiliates of the Company.

Our principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

Regulatory Developments – the Company and the Industry. As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters. Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the Company.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Tax Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual income phase dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

ING USA SEPARATE ACCOUNT B

ING USA Separate Account B ("Separate Account B") was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one fund of a fund. Each fund has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the contracts.

Note: We currently offer other variable annuity contracts that invest in Separate Account B but are not discussed in this prospectus. Separate Account B may also invest in other funds which are not available under your contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract–Addition, Deletion, or Substitution of Subaccounts and Other Changes."

THE FUNDS

You will find information about the funds currently available under your contract in Appendix B–The Funds. A prospectus containing more complete information on each fund may be obtained by calling our Customer Service Center at 1-800-366-0066. You should read the prospectus carefully before investing.

Certain funds may be structured as "fund of funds" (including the ING Solutions portfolios and the ING Strategic Allocation portfolios) or "Master-Feeder" funds (including the ING American Funds portfolios). The funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the fund list on the inside front cover of this prospectus.

If, due to differences in tax treatment or other considerations, the interests of the contract owners of various contracts participating in the funds conflict, we, the Board of Trustees or Directors of the funds, and any other insurance companies participating in the funds will monitor events to identify and resolve any material conflicts that may arise.

ING GET U.S. Core Portfolio
An ING GET U.S. Core Portfolio ("ING GET Fund") series may be available during the accumulation phase of the contract. We make a guarantee, as described below, when you allocate money into an ING GET Fund series. Each ING GET Fund series has an offering period of three months or longer, which precedes the guarantee period. The ING GET Fund series investment option may not be available under your contract or in your state.

Various series of the ING GET Fund may be offered from time to time, and additional charges will apply if you elect to invest in one of these series. We are not currently offering any series of the ING GET Fund for investment. The Company makes a guarantee when you direct money into an ING GET Fund series. We guarantee that the value of an accumulation unit of the ING GET Fund subaccount for that series under the contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that ING GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the ING GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the ING GET Fund until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the ING GET Fund series as of the last day of the offering period, less charges not reflected in the accumulation unit value, and any amounts you transfer or withdraw from the ING GET Fund subaccount for that series.

The value of dividends and distributions made by the ING GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your ING GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. If you withdraw or transfer funds from an ING GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The ING GET Fund subaccount is not available for dollar cost averaging or automatic rebalancing.

Before the maturity date, we will send a notice to each contract owner who has allocated amounts to the ING GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your ING GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your ING GET Fund series amounts to another available series of the ING GET Fund that is then accepting deposits. If no ING GET Fund is then available, we will transfer your ING GET Fund series amounts to the fund or funds that we designate.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the ING GET Fund investment option, including charges and expenses.

Restricted Funds

We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. We may, with 30 days notice to you, designate any fund as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such fund and also with respect to new transfers to such fund. If a change is made with regard to designation as a Restricted Fund or applicable limitations, such change will apply only to transactions effected after such change.

We limit your investment in the Restricted Funds on both an aggregate basis for all Restricted Funds and for each individual Restricted Fund. The aggregate limits for investment in all Restricted Funds are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, your investment in two or more Restricted Funds would be subject to each of the following three limitations: no more than 30% of contract value, up to 100% of each premium and no more than $9,999,999. We may change these limits, at our discretion, for new contracts, premiums, transfers or withdrawals.

We also limit your investment in each individual Restricted Fund. The limits for investment in each Restricted Fund are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, the limits for investment in an individual Restricted Fund are the same as the aggregate limits set forth above. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Fund has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Fund. However, if an aggregate limit has been exceeded, withdrawals must be taken either from the Restricted Funds or taken pro-rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate pro-rata the portion of any premium payment that exceeds the limits with a Restricted Fund to your other investment option choices not designated as Restricted Funds, or to a specially designated subaccount if there are none (currently, the ING Liquid Assets Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds to the extent that it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in Restricted Funds, the reallocation will be permitted even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments" in this prospectus for more information on the effect of Restricted Funds.

COVERED FUNDS, SPECIAL FUNDS AND EXCLUDED FUNDS

For purposes of determining death benefits, we assign the investment options to one of three categories of funds. The categories are:

1) Covered Funds;
2) Special Funds; and
3) Excluded Funds.

Allocations to Covered Funds participate fully in all guaranteed benefits. Allocations to Special Funds could affect the death benefit guarantee that may otherwise be provided. Allocations to Excluded Funds do not participate in any guaranteed benefits due to their potential for volatility.

Designation of investment options under these categories may vary by benefit. For example, we may designate an investment option a Special Fund for purposes of calculating one death benefit and not another. We may, with 30 days notice to you, designate any investment option as a Special or Excluded Fund with respect to new premiums added to such investment option, with respect to new transfers to such investment option and with respect to the death benefits to which such designation applies. Selecting a Special or Excluded Fund may limit or reduce the death benefit. (See "Death Benefit Choices" in this prospectus for more information.)

CHARGES AND FEES

We deduct the contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for distributing and administering the contracts, including compensation and expenses paid in connection with sales of the contracts, for paying the benefits payable under the contracts, and for bearing various risks associated with the contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of contracts.

Charge Deduction Subaccount
You may elect to have all charges against your contract value (except daily charges) deducted directly from a single subaccount designated by the Company. Currently, we use the ING Liquid Assets Portfolio subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending notice to our Customer Service Center in a form satisfactory to us.

Charges Deducted from the Contract Value
We deduct the following charges from your contract value:

   Internal transfers when the prior contract or arrangement either imposed a front end load or had no applicable surrender charge: There is no surrender charge under this contract on amounts transferred or rolled over from a prior contract as an internal transfer when the prior contract imposed a front end load, there was no applicable surrender charge under the prior contract, or if the prior contract would not have assessed a surrender charge if the money had been transferred to a contract issued by a non-affiliated company.

   Transfers from external sources, internal transfers when the prior contract had an applicable surrender charge and/or additional premium payments not part of an internal transfer: We deduct a surrender charge if you surrender your contract or withdraw an amount exceeding the free withdrawal amount. The free withdrawal amount for a contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of withdrawal, less any prior withdrawals in that contract year; or 2) your required minimum distribution ("RMD") attributable to amounts held under your contract. Under Option Package III, any unused free withdrawal amount may carry forward to successive contract years, but in no event would the free withdrawal amount at any time exceed 30% of contract value.

The following table shows the schedule of the surrender charge that will apply, based on the total premium withdrawn. The surrender charge is deducted from the amount requested for withdrawal. The surrender charge is a percent of each premium payment withdrawn. For internal transfers, the amount subject to surrender charge is the lesser of premium payments paid under the prior contract or the initial contract value.

Complete Years Elapsed Since Premium Payment*	0	1	2	3	4	5	6	7+
Surrender Charge	6%	6%	5%	4%	3%	2%	1%	0%

   ∗ For amounts transferred or rolled over into this contract as an internal transfer, the "Complete Years Elapsed" are calculated from the date of the first premium payment made under the prior contract or, if earlier, the effective date of the prior contract.

Waiver of Surrender Charge for Extended Medical Care. We will waive the surrender charge in most states in the following events: (i) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and your request for the surrender or withdrawal, together with all required documentation is received at our Customer Service Center during the term of your care or within 90 days after the last day of your care; or (ii) you are first diagnosed by a qualifying medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your contract for more information. The waiver of surrender charge may not be available in all states.

Free Withdrawal Amount. The Free Withdrawal Amount in any contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of the withdrawal; and 2) your RMD attributable to amounts held under the contract. The Free Withdrawal Amount does not include your RMD for the tax year containing the contract date of this contract. Under Option Package III, any unused percentage of the 10% Free Withdrawal Amount from a contract year will carry forward into successive contract years, based on the percentage remaining at the time of the last withdrawal in that contract year. In no event will the free withdrawal amount at any time exceed 30% of contract value.

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distributions under the Tax Code. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. Where you are receiving systematic withdrawals, any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. **Any withdrawal from a Fixed Interest Allocation more than 30 days before its maturity date will trigger a Market Value Adjustment.** See Appendix C and the Fixed Account II prospectus for more information.

For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn that are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in Appendix E. Although we treat premium payments as being withdrawn before earnings for purposes of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

Surrender Charges and the ING LifePay Plus and ING Joint LifePay Plus Riders. If you elect the ING LifePay Plus or ING Joint LifePay Plus rider, withdrawals up to the Maximum Annual Withdrawal taken during the Lifetime Withdrawal Phase will not incur surrender charges. See "Optional Living Benefit Riders–ING LifePay Plus Minimum Contract Withdrawal Benefit ("ING LifePay Plus") Rider–Surrender Charges" and "Optional Living Benefit Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider–Surrender Charges."

Premium Taxes. We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 4% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value (or from the MGIB Benefit Base, if exercised) on the income phase payment start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the income phase payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the contract, when you take an excess withdrawal, or on the income phase start date.

Administrative Charge. We deduct an annual administrative charge on each contract anniversary, or if you surrender your contract prior to a contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per contract unless waived under conditions we establish. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

Redemption Fees. Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. The amount of the mortality and expense risk charge depends on the option package you have elected. The charge is deducted on each business day based on the assets you have in each subaccount. In the event there is any profit from the mortality and expense risk charge, we may use such profit to finance the distribution of contracts.

Option Packages

The following option packages apply to contracts established prior to August 7, 2003, and contracts issued in Oregon:

Option Package I	Option Package II	Option Package III
Annual Charge	Annual Charge	Annual Charge
0.60%	0.80%	0.95%

The following option packages apply to contracts established on or after August 7, 2003 (or upon state approval, if later):

Option Package I	Option Package II	Option Package III
Annual Charge	Annual Charge	Annual Charge
0.85%	1.05%	1.20%

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. This charge is deducted daily from your assets in each subaccount.

ING GET U.S. Core Portfolio Guarantee Charge. The ING GET U.S. Core Portfolio guarantee charge is deducted each business day during the guarantee period if you elect to invest in the ING GET U.S. Core Portfolio. The amount of the ING GET U.S. Core Portfolio guarantee charge is 0.50% and is deducted from amounts allocated to the ING GET U.S. Core Portfolio investment option. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the ING GET U.S. Core Portfolio subaccount. See "The Funds–ING GET U.S. Core Portfolio."

Optional Rider Charges. Subject to state availability, you may purchase one of three optional benefit riders for an additional charge. Please check your contract application to determine which riders may be available to you. Once elected, a rider cannot be canceled independently of the contract. So long as a rider is in effect, we will deduct a separate quarterly charge for the optional benefit rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccounts, we will deduct the charge from your Fixed Interest Allocations nearest their maturity date. We deduct each rider charge on the quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If the rider is added to an existing contract, the first quarter's charge will be reduced proportionally for the portion of the quarter that the rider was not in effect. For a description of riders and the defined terms used in connection with the riders, see "Optional Living Benefit Riders."

A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day.

Minimum Guaranteed Income Benefit (MGIB). The charge for the MGIB Rider, a living benefit, is deducted quarterly as follows:

As an Annual Charge
0.60% of the MGIB Benefit Base

Please see "Optional Living Benefit Riders–Minimum Guaranteed Income Benefit (MGIB) Rider" for a description of the MGIB Benefit Base and the MGIB Rate.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	0.80%

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. A quarterly contract anniversary occurs each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING LifePay Plus rider upon an Annual Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We will not increase the charge for your first five years after the effective date of the rider. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Optional Living Benefit Riders–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. Currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

Please Note: *The above information pertains to the form of ING LifePay Plus rider available for sale beginning on May 1, 2009, subject to state approval. If this form of ING LifePay Plus rider is not yet approved for sale in your state, or if you purchased a prior version, please see Appendix K for more information. If you purchased the ING LifePay rider, please see Appendix L for more information.*

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge. The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.70%	1.05%

This quarterly charge is a percentage of the ING Joint LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. A quarterly contract anniversary occurs each quarter of a contract year from the contract date. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING LifePay Plus rider upon an Annual Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We will not increase the charge for the first five years after the effective date of the rider. You will never pay more than new issues of this rider, subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Optional Living Benefit Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. Currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

Please Note: *The above information pertains to the form of ING Joint LifePay Plus rider available for sale beginning on May 1, 2009, subject to state approval. If this form of ING Joint LifePay Plus rider is not yet approved for sale in your state, or if you purchased a prior version, please see Appendix K for more information. If you purchased the ING Joint LifePay rider, please see Appendix L for more information.*

Fund Expenses
As shown in the fund prospectuses, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other Company affiliates, which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds
Affiliated funds are (a) funds managed by Directed Services LLC or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds may include:

- A share of the management fee deducted from fund assets;
- Service fees that are deducted from fund assets;
- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

Types of Revenue Received from Unaffiliated Funds
Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the contract were individually ranked according to the total amount they paid to the Company or its affiliates in 2008, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

1) Fidelity® Variable Insurance Products
2) Pioneer Variable Contracts Trust
3) Franklin Templeton Variable Insurance Products Trust
4) PIMCO VIT
5) Oppenheimer Variable Account Funds

Some of the fund families listed above may not have paid any such amounts during 2008. If the revenues received from affiliated funds were included in the table above, payments from Directed Services LLC and other Company affiliates would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **(See "Contract Distribution–Selling the Contract.")**

THE ANNUITY CONTRACT

The contract described in this prospectus is a deferred combination variable and fixed annuity contract. The contract provides a means for you to invest in one or more of the available funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Account. See Appendix C and the Fixed Account II prospectus for more information on the Fixed Interest Allocation and Fixed Account.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Contract Date and Contract Year
The date the contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner
You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the contract.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit (likely a taxable event). If no beneficial owner of the trust has been designated, the availability of Option II or Option III will be based on the age of the annuitant at the time you purchase the contract. In the event a selected death benefit is not available, the Standard Death Benefit will apply.

Income Phase Start Date
The income phase start date is the date you start receiving income phase payments under your contract. The contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the income phase start date. The income phase begins when you start receiving regular income phase payments from your contract on the income phase start date.

Annuitant
The annuitant is the person designated by you to be the measuring life in determining income phase payments. The annuitant's age determines when the income phase must begin and the amount of the income phase payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the contract is in effect.

The contract owner will receive the income phase benefits of the contract if the annuitant is living on the income phase start date. If the annuitant dies before the income phase start date and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

When the annuitant dies before the income phase start date, the contract owner will become the annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

When the annuitant dies before the income phase start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax adviser for more information if the contract owner is not an individual.

Beneficiary
The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner who is a spouse (or the annuitant if the contract owner is other than an individual) dies before the income phase start date. We pay death benefits to the primary beneficiary.

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries.

All requests for changes must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

Change of Contract Owner or Beneficiary. During the annuitant's lifetime, you may transfer ownership of a nonqualified contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the contract. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges. See "Purchase and Availability of the Contract." The new owner's death will determine when a death benefit is payable. A change in owner or beneficiary may also impact any optional riders that have been elected.

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the contract. In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an annuity option or receive a lump sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to our Customer Service Center. Please date your request. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract
The minimum initial payment to purchase the contract is $5,000. Currently, this payment may be made either by funds from qualified or nonqualified external sources ("external sources") or by a transfer or rollover from an existing qualified or nonqualified contract or arrangement (the "prior contract") issued by us or one of our affiliates ("internal transfer"). Prior to April 29, 2005, the initial payment was required to be made as an internal transfer and the contract was not available as a nonqualified contract.

There are three option packages available under the contract. You select an option package at time of application. Each option package is unique. The maximum age at which you may purchase the contract is age 80, unless you elect to purchase Option Package III, in which case the maximum issue age is age 69. For Option Package I, we may allow you to purchase the contract up to age 85, provided you are purchasing the contract as an internal transfer where you will receive credit for the surrender charge period accrued under the prior contract, or where there will be no surrender charge under this contract because your prior contract has no surrender charge. See "Charges and Fees–Charges Deducted from the Contract Value." We reserve the right to modify these issue age limitations in a nondiscriminatory manner.

Option Package III is not available for purchase with any living benefit rider. Prior to May 1, 2009, the living benefit riders were available with Option Package III, and the maximum issue age for Option Package III was age 80.

You may make additional premium payments up to the contract anniversary after your 86th birthday. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

The contract may currently be purchased by individuals as a nonqualified contract, as a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Tax Code or as a Roth IRA under Section 408A of the Tax Code. The contract is not currently available as a Simplified Employer Pension (SEP) Plan under 408(k), a Simple IRA under Section 408(P), or a tax deferred annuity under Section 403(b) of the Tax Code.

Factors to Consider in the Purchase Decision
The contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. **You should not buy this contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this contract.** The decision to purchase or participate in a contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

1) **Long-Term Investment** – This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.
2) **Investment Risk** – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.
3) **Features and Fees** – The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
4) **Exchanges** – Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

IRAs and other qualified plans already have the tax-deferral feature found in this contract. For an additional cost, the contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified contract unless you want these other features and benefits, taking into account their cost. See "Fees and Expenses" in this prospectus. **If you are considering Option II or Option III and your contract will be an IRA, see "Federal Tax Considerations–Taxation of Qualified Contracts–Individual Retirement Annuities" and "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefits" in this prospectus.**

Crediting of Premium Payments

We will process your initial premium within 2 business days after receipt and allocate the payment according to the instructions you specify at the accumulation unit value next determined, if the application and all information necessary for processing the contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all information necessary. In certain states we also accept additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. Once the completed application is received, we will allocate the payment to the subaccounts and/or Fixed Interest Allocation of Separate Account B specified by you within 2 business days.

If your premium payment was transmitted by wire order from your broker-dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker-dealer.

1) If either your state or broker-dealer do not permit us to issue a contract without an application, we reserve the right to rescind the contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the contract will be voided. Some states require that we return the premium paid.

2) If your state and broker-dealer allow us to issue a contract without an application, we will issue and mail the contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until our Customer Service Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker-dealer may execute any financial transactions on your contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payments proportionally among the other subaccounts in your contract allocations. For any subsequent premium payments, the payment designated for a subaccount of Separate Account B will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment if applicable, to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the ING Liquid Assets Portfolio subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

We may also refuse to accept certain forms of premium payments or loan repayments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the contract.

Administrative Procedures
We may accept a request for contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

Sending Forms and Written Requests in Good Order
If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Customer Service Center to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Contract Value
We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid that was designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the ING Liquid Assets Portfolio subaccount).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

(1) We take the contract value in the subaccount at the end of the preceding business day.

(2) We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.

(3) We add (1) and (2).

(4) We add to (3) any additional premium payments and then add or subtract any transfers to or from that subaccount.

(5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees (including any optional rider charges) and premium taxes.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. See the Fixed Account II prospectus for a description of the calculation of values under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee, and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value

You may surrender the contract at any time while the annuitant is living and before the income phase start date. A surrender will be effective on the date your written request and the contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently, the ING Liquid Assets Portfolio subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax adviser regarding the tax consequences associated with surrendering your contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

The Subaccounts

Each of the subaccounts of Separate Account B offered under this prospectus invests in a fund with its own distinct investment objectives and policies.

Addition, Deletion or Substitution of Subaccounts and Other Changes

We may make additional subaccounts available to you under the contract. These subaccounts will invest in funds we find suitable for your contract. We may also withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements.

We may amend the contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the funds has become inappropriate to the purposes of the contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more subaccounts or substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substitute or proposed replacement portfolio unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

We also reserve the right to: (i) deregister Separate Account B under the 1940 Act; (ii) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account B; and (v) combine Separate Account B with other accounts.

We will, of course, provide you with written notice before any of these changes are effected.

The Fixed Account

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. See Appendix C and the Fixed Account II prospectus for more information. To obtain a copy of the Fixed Account II prospectus, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

State Variations

Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus. This prospectus provides a general description of the contract. Your actual contract, any endorsements and riders are the controlling documents.

Other Products

We and our affiliates offer various other products with different features and terms than the contracts, and that may offer some or all of the same funds. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the Company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of contract values allocated to funds affiliated with ING. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative. Also, broker-dealers selling the contract may limit its availability or the availability of an optional feature (for example, by imposing restrictions on eligibility), or decline to make an optional feature available. Please talk to your registered representative for further details.

OPTIONAL LIVING BENEFIT RIDERS

Some features and benefits of the contract, if available, are available by rider for an additional charge. Once elected, the riders generally may not be cancelled. You may not remove a rider and charges will be assessed regardless of the performance of your contract. Please see "Charges and Fees–Optional Rider Charges" for more information on rider charges.

Subject to state availability and the conditions noted below, the contract has three living benefit riders offering protection against the investment risks with your contract:

- The Minimum Guaranteed Income Benefit rider, which you may wish to purchase if you are concerned about having a minimum amount of income during the income phase of your contract;
- The ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are concerned that you may outlive your income; and
- The ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are married and concerned that you and your spouse may outlive your income.

These living benefit riders are described further below. **You may add only one of these three riders to your contract. Each rider has a separate charge.** We do, however, reserve the right to allow the purchase of more than one optional living benefit rider in the future, as well as the right to allow contract owners to replace the ING LifePay Plus rider with the ING Joint LifePay Plus rider. Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your contract. Please see "Charges and Fees–Optional Rider Charges" for information on rider charges.

The optional riders may not be available for all investors. Please check your contract application to determine if any are available to you. You should analyze each rider thoroughly and understand it completely before you elect to purchase one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific fund under the contract. You should not purchase the ING LifePay Plus rider with multiple owners, unless the owners are spouses. You should consult a qualified financial adviser in evaluating the riders. Our Customer Service Center may be able to answer your questions. The telephone number is 1-800-366-0066.

No Cancellation. Once you purchase a rider, you may not cancel it unless you a) cancel the contract during the contract's free look period; b) surrender; c) begin income phase payments; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel any rider. Once the contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The optional riders are "living benefits," which means the guaranteed benefits offered by the riders are intended to be available to you while you are living and while your contract is in the accumulation phase. Generally, the optional riders automatically terminate if you:

1) Terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving income phase payments in lieu of payments under the rider;

2) Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract or if you have selected the ING Joint LifePay Plus rider; or

3) Change the owner of the contract.

Other circumstances that may cause a rider to terminate automatically are discussed below with each rider.

Rider Date. The rider date is the date the rider becomes effective. If you purchase a rider when the contract is issued, the rider date is also the contract date. Under some riders, we may also refer to this as the rider effective date.

Minimum Guaranteed Income Benefit (MGIB) Rider. The MGIB rider is an optional benefit which guarantees a minimum amount of income phase income will be available to you if you initiate income phase payments on the MGIB Date (defined below), regardless of fluctuating market conditions. The minimum guaranteed amount of income phase income will depend on the amount of premiums you pay during the first rider year, the amount of contract value you allocate or transfer to Special Funds or Excluded Funds, and any withdrawals you take while the rider is in effect. Thus, investing in Special Funds or Excluded Funds may limit the MGIB benefit.

   Purchase. To purchase the MGIB rider, you must be age 70 or younger on the rider date and the ten-year waiting period must end at or prior to the latest income phase start date. Some broker-dealers may limit availability of the rider to younger ages. The MGIB rider must be purchased on the contract date. The Company in its discretion may allow the purchase of this rider after the contract date. The MGIB rider is not available for purchase with Option Package III. **There is a ten-year waiting period before you can elect income phase payments under the MGIB rider.**

   The MGIB Date. If you purchased the MGIB rider on the contract date or added the MGIB rider within 30 days following the contract date, the MGIB Date is the contract anniversary on or after the tenth contract anniversary when you decide to exercise your right to begin income phase payments under the MGIB rider. If you added the MGIB rider at any other time, your MGIB Date is the contract anniversary at least 10 years after the rider date when you decide to exercise your right to begin income phase payments under the MGIB rider.

   Special Funds. The following investment options are designated as Special Funds for purposes of calculating the MGIB Benefit Base:

Fixed Account
Fixed Interest Division
ING Liquid Assets Portfolio
ING Oppenheimer Strategic Income Portfolio
ING PIMCO Total Return Bond Portfolio
ING PIMCO Total Return Portfolio.

Please see "Covered Funds, Special Funds, and Excluded Funds." No investment options are currently designated as Excluded Funds.

For contracts issued **before September 8, 2008**, the following funds are also designated as Special Funds for purposes of calculating the MGIB Benefit Base:

ING Intermediate Bond Portfolio
ING Solution Income Portfolio
PIMCO VIT Real Return Portfolio

All amounts invested in these funds through contracts issued before September 8, 2008 are treated as Special Funds. Amounts invested in these funds through contracts issued on or after September 8, 2008 will be treated as Covered Funds.

    Charges. The charge we deduct under the MGIB Rider is 0.60% annually of the MGIB Benefit Base. The calculation of the MGIB Benefit Base is described in "Determining the MGIB Annuity Income," below.

How the MGIB Rider Works. Ordinarily, the amount of income that will be available to you on the income phase start date is based on your contract value, the income phase option you selected and the guaranteed income factors in effect on the date you start receiving income phase payments. If you purchase the MGIB rider, the amount of income that will be available to you upon starting income phase payments on the MGIB Date is the greatest of:

1) Your income phase income based on your contract value on the MGIB Date adjusted for any Market Value Adjustment (see Appendix C and the Fixed Account II prospectus) applied to the guaranteed income factors specified in your contract for the income phase option you selected;

2) Your income phase income based on your contract value on the MGIB Date adjusted for any Market Value Adjustment (see Appendix C and the Fixed Account II prospectus) applied to the then-current income factors in effect for the income phase option you selected; or

3) The MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any surrender charge, premium tax recovery and Market Value Adjustment (see Appendix C and the Fixed Account II prospectus) that would otherwise apply when starting the income phase.

The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed factors found in your contract. Although the minimum income provided under the rider can be determined in advance, the contract value in the future is unknown, so the income provided under a contract with the MGIB rider attached may be greater or less than the income that would be provided under the contract without the rider. Generally, the income calculated under the rider will be greater than the income provided under the contract whenever the MGIB Benefit Base (greater of the Rollup and Ratchet Bases) is sufficiently in excess of the contract value to offset the additional conservatism reflected in the rider's income factors compared to those in the contract. The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the contract value exceeds the MGIB Benefit Base at the time the income phase starts, the contract will generally produce greater income than the rider. Please see Appendix H–Examples of Minimum Guaranteed Income Benefit Calculation.

The MGIB Benefit Base is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. The MGIB Benefit Base is tracked separately for Covered, Special and Excluded Funds, based on initial allocation of eligible premium (or contract value, if applicable) and subsequently allocated eligible premiums, withdrawals and transfers. Contract value, rather than eligible premium is used as the initial value if the rider is added after the contract date.

Prior to your latest income phase start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. **We require a 10-year waiting period before you can elect to receive payments under the MGIB rider benefit.** The MGIB must be exercised in the 30-day period prior to the end of the waiting period or any subsequent contract anniversary. At your request, the Company may in its discretion extend the latest contract income phase start date without extending the MGIB Date.

Determining the MGIB Annuity Income. On the MGIB Date, we calculate your MGIB annuity income as follows:

1) **We first determine your MGIB Benefit Base:** The MGIB Benefit Base is equal to the greater of the MGIB Rollup Base and the MGIB Ratchet Base, which may be reduced by an amount equal to the ratio of any outstanding loan balance (where applicable) to the contract value multiplied by the MGIB Base.

    a) **Calculation of MGIB Rollup Base**

    The MGIB Rollup Base is equal to the lesser of the Maximum MGIB Base and the sum of (a), (b), and (c) where:

    (a) is the MGIB Rollup Base for Covered Funds;
    (b) is the MGIB Rollup Base for Special Funds; and
    (c) is the contract value of Excluded Funds.

    The Maximum MGIB Base applicable to the MGIB Rollup Base is 300% of eligible premiums adjusted pro-rata for withdrawals. This means that the Maximum MGIB Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Base is not allocated by fund category.

    The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Base. The MGIB Rollup Base accumulates at 0% thereafter. The MGIB Rate is currently 5%. The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those contracts that have already purchased the MGIB rider.

    The MGIB Rollup Base allocated to Special Funds equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

    The MGIB Rollup Base allocated to Excluded Funds equals the eligible premiums allocated to Excluded Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Base, and at 0% thereafter. **The MGIB Rollup Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Rollup Base used to determine benefits.**

    Eligible premiums are those premiums paid within one year of purchasing the MGIB rider. **Premiums paid after that date are excluded from the MGIB Rollup Base.**

    Withdrawals reduce the MGIB Rollup Base on a pro-rata basis. The percentage reduction in the MGIB Rollup Base for each fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in contract value in that fund category resulting from the withdrawal. This means that the MGIB Rollup Base for Covered Funds, Special Funds or Excluded Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds, Special Funds or Excluded Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal, the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

Because the MGIB Rollup Base is tracked separately for Covered, Special and Excluded Funds, when you make transfers between Covered, Special Funds and Excluded Funds, there is an impact on the MGIB Rollup Base. Net transfers between Covered Funds and Special Funds will reduce the MGIB Rollup Base allocated to Covered Funds or Special Funds, as applicable, on a pro-rata basis. This means that the MGIB Rollup Base allocated to Covered Funds or Special Funds will be reduced by the same percentage as the transfer bears to the contract value allocated to Covered Funds or Special Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of the transfer, the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the transfer). The resulting increase in the MGIB Rollup Base allocated to Special or Excluded Funds, as applicable, will equal the reduction in the MGIB Rollup Base allocated to Covered Funds. Transfers from Special Funds to Covered Funds are treated in the same way.

Net transfers from Excluded Funds will reduce the MGIB Rollup Base allocated to Excluded Funds on a pro-rata basis. The resulting increase in the MGIB Rollup Base allocated to Covered or Special Funds, as applicable, will equal the lesser of the contract value transferred and the reduction in the MGIB Rollup Base allocated to Excluded Funds.

b) Calculation of MGIB Ratchet Benefit Base

The MGIB Ratchet Benefit Base is equal to the sum of (a) and (b) where:

(a) is the MGIB Ratchet Base for Covered Funds and Special Funds; and
(b) is the contract value for Excluded Funds.

The MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds equals:

- On the rider date, eligible premiums or the contract value (if the rider is added after the contract date) allocated to Covered Funds, Special Funds and Excluded Funds;

- On each contract anniversary date prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds is set equal to the greater of:

    1) the current contract value allocated to Covered Funds, Special Funds and Excluded Funds (after any deductions occurring on that date); and

    2) the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds from the prior contract anniversary date, adjusted for any new eligible premiums and withdrawals attributable to Covered Funds, Special Funds or Excluded Funds and transfers.

- At other times, the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds is the MGIB Ratchet Base from the prior contract anniversary date, adjusted for subsequent eligible premiums and withdrawals attributable to Covered Funds, Special Funds or Excluded Funds and transfers.

    The MGIB Ratchet Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Ratchet Benefit Base used to determine benefits.

2) **Then we determine the MGIB income phase income by multiplying your MGIB Benefit Base (adjusted for any Market Value Adjustment (see Appendix C and the Fixed Account II prospectus), surrender charge and premium taxes) by the income factor, and then divide by $1,000.**

MGIB Income Options
The following are the MGIB Income Options available under the MGIB Rider:

(i) Income for Life (Single Life or Joint with 100% Survivor) and 10-20 years certain;

(ii) Income for 20-30 years certain; and

(iii) Any other income option offered by the Company in conjunction with the MGIB rider on the MGIB Date.

Once during the life of the contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB Income Options available under the rider. This option may only be exercised on a contract anniversary at or after the end of the waiting period. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The contract value will be reduced on a pro-rata basis. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The election of partial payments under the MGIB Benefit Base does not affect your right to initiate the income phase under the contract without regard to the rider. The amount applied to these partial payments will be treated as a withdrawal for purposes of adjusting contract and rider values.

Please note that if you elect partial income payments, they will be tax reported as withdrawals. Please consult your tax adviser before making this election, as the taxation of this election is uncertain.

Early MGIB. Prior to the MGIB Date, you may elect to receive Early MGIB benefits by providing a written request to our Customer Service Center within 30 days prior to an Early MGIB Exercise Date, which is a contract anniversary prior to the MGIB Date. Your election to receive Early MGIB benefits will become effective as of the Early MGIB Exercise Date following receipt of this request in good order. **The first Early MGIB Exercise Date is specified in your rider and is currently the first contract anniversary which is at least 5 years after the rider date.**

If you elect to receive Early MGIB benefits, the MGIB annuity income will be determined as noted above in "Determining the MGIB Annuity Income," but will be adjusted by using an Age Setback formula. Under this formula, the MGIB annuity income will equal the MGIB Benefit Base multiplied by the adjusted MGIB income factors, which are equal to the MGIB income factors defined in "Determining the MGIB Annuity Income" above, adjusted using age setbacks to compensate for the early entry into the income phase. The adjusted MGIB income factors are determined by adjusting the contract owner's age for each whole or partial rider year between the Early MGIB Exercise Date and the 10th contract anniversary after the rider date.

For example, if a 65 year-old contract owner is in the 6th year of the MGIB rider and elects to receive Early MGIB benefits, the MGIB income factors used to determine the MGIB annuity income would be adjusted by using the MGIB income factors for a 61 year-old contract owner, because the contract owner's age (65) is adjusted by subtracting the four years remaining until the 10th contract anniversary occurring after the rider date.

No Change of Annuitant. Once you purchase the MGIB rider, the annuitant may not be changed except for the following exception. If an annuitant who is not a contract owner dies prior to entry into the income phase, a new annuitant may be named in accordance with the provisions of your contract. The MGIB Benefit Base is unaffected and continues to accumulate.

Notification. On or about 30 days prior to the MGIB Date, we will provide you with notification which will include an estimate of the amount of MGIB annuity income available if you choose to exercise it. We will determine the actual amount of the MGIB annuity income as of the MGIB Date.

The MGIB rider does not restrict or limit your right to enter the income phase at any time permitted under the contract. The MGIB rider does not restrict your right to enter the income phase using contract values that may be higher than the MGIB annuity benefit.

The benefits associated with the MGIB rider are available only if you enter the income phase under the rider and in accordance with the provisions set forth above. Election of Early MGIB Benefits may result in a lesser stream of income payments than waiting the entire 10 year waiting period. Initiating the income phase using the MGIB rider may result in a more favorable stream of income payments, and different tax consequences, under your contract. Because the MGIB rider is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your contract value to the contract's applicable income phase factors. You should consider all of your options at the time you begin the income phase of your contract.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Important Note: *We introduced the ING LifePay Plus rider on August 20, 2007, and launched changes to it on April 28, 2008 and January 12, 2009, subject to state approval where applicable. The form of ING LifePay Plus rider available to you depends on state availability.*

The information below pertains to the form of ING LifePay Plus rider available for sale beginning on May 1, 2009, in states where approved. If this form of ING LifePay Plus rider is not yet approved for sale in your state, then please see Appendix K for information about the form of ING LifePay Plus rider available to you. If you purchased the ING LifePay or ING Joint LifePay rider, please see Appendix L for more information.

Purchase. In order to elect the ING LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80 (owner and annuitant must age qualify). The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The ING LifePay Plus rider is not available for purchase with Option Package III. The ING LifePay Plus rider is subject to broker-dealer availability. **The ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

Contracts issued **on and after** January 1, 2007 are eligible for the ING LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph, provided a living benefit rider has not been issued under such contracts. There is an election form for this purpose. Please contact the Customer Service Center for more information.

   Rider Effective Date. The rider effective date is the date coverage under the ING LifePay Plus rider begins. If you purchase the ING LifePay Plus rider when the contract is issued, the rider effective date is also the contract date. If you purchase the ING LifePay Plus rider after contract issue, the rider effective date will be the date of the contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs each quarter of a contract year from the contract date.

Highlights. *This paragraph introduces the terminology used with the ING LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING LifePay Plus rider. More detailed information follows below, with capitalized words that are underlined indicating headings for ease of reference.* The ING LifePay Plus rider guarantees an amount available for withdrawal from the contract in any contract year once the Lifetime Withdrawal Phase begins -- we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is available for withdrawals at your discretion or systematic withdrawals pursuant to the terms of the contract. Also, the ING LifePay Plus rider offers the Income Optimizer, which provides the option to elect to receive systematic installments of the Maximum Annual Withdrawal over the annuitant's life. The guarantee continues when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the annuitant's death. The ING LifePay Plus Base is eligible for Annual Ratchets and Step-ups, subject to adjustment for any Excess Withdrawals. The ING LifePay Plus rider has an allowance for withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING LifePay Plus rider has a death benefit that is payable upon the contract owner's death only when the ING LifePay Plus Death Benefit Base is greater than the contract's death benefit. The ING LifePay Plus rider allows for spousal continuation.

   ING LifePay Plus Base. The ING LifePay Plus Base is first calculated when you purchase the ING LifePay Plus rider: (a) On the contract date, it is equal to the initial premium; and (b) After the contract date, it is equal to the contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account allocations. For example, assume the current contract value is $90,000 on a contract with the ING LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is either a) a withdrawal before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees); or b) once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal is also a withdrawal after continuation of the contract but before the ING LifePay Plus rider's guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation. An Excess Withdrawal will cause a pro-rata reduction of the ING LifePay Plus Base -- in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges or Market Value Adjustment associated with any Fixed Account allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Appendix I, Illustration 1, 2, and 6 for examples of the consequences of an excess withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING LifePay Plus rider is added after contract issue are counted in calculating your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The ING LifePay Plus Base is recalculated on each contract anniversary to equal the greater of: a) the current ING LifePay Plus Base; or b) the current contract value. We call this recalculation an Annual Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING LifePay Plus rider upon an Annual Ratchet. You will never pay more than new issues of the ING LifePay Plus rider, subject to the maximum annual charge, and we will not increase this charge for your first five years after the rider effective date. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notices will outline the procedure you will need to follow to do so. Please note, however, that from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentage is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

Step-up. The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date SO LONG AS no withdrawals were taken during the preceding contract year. The recalculated ING LifePay Plus Base will equal the greatest of: a) the current ING LifePay Plus Base; b) the current contract value; and c) the ING LifePay Plus Base on the previous contract anniversary, increased by the Step-up.

The amount of the Step-up is the product of the Step-up Tracker on the previous contract anniversary times the Step-up percent, currently 6%. The Step-up Tracker is only used to calculate the amount of the Step-up. Initially, it equals the ING LifePay Plus Base. Any premiums received during a contract year are added to the Step-up Tracker and eligible for a partial Step-up. Any withdrawals for payment of third-party investment advisory fees are subtracted from the Step-up. Like the ING LifePay Plus Base, the Step-up Tracker is eligible for Annual Ratchets and subject to a pro-rata adjustment for any withdrawals prior to the Lifetime Withdrawal Phase and any Excess Withdrawals while in the Lifetime Withdrawal Phase.

Please note no Step-ups are available in the first year after you purchase this rider, post-issue of the contract. Your first opportunity for a Step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

For example, assume a contract owner decides to add the ING LifePay Plus rider on March 15, 2009 to a contract that was purchased on January 1, 2009. The rider effective date is April 1, 2009, which is the date of the contract's next following quarterly contract anniversary. Because on January 1, 2010 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a Step-up. Rather, the first opportunity for a Step-up with this contract will be on January 1, 2011.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the contract value on the previous business day. The Lifetime Withdrawal Phase will continue until the earliest of:

1) The date income phase payments begin (see "The Income Phase");

2) Reduction of the contract value to zero by an Excess Withdrawal;

3) Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4) The surrender of the contract; or

5) The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract.

The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING LifePay Plus rider guarantees to be available for withdrawal from the contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the Maximum Annual Withdrawal Percentage, based on the annuitant's age, multiplied by the ING LifePay Plus Base.

The <u>Maximum Annual Withdrawal Percentages</u> are:

Maximum Annual Withdrawal Percentage	Annuitant's Age
4%	59½ – 64
5%	65+

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated (for example, upon an Annual Ratchet or Step-up). In addition, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event that on the date the Lifetime Withdrawal Phase begins the contract value on the previous business day was greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to that contract value. The greater the ING LifePay Plus Base, the greater the amount will be available to you for withdrawal under the ING LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.

Income Optimizer. The ING LifePay Plus rider offers the option to elect to receive the Maximum Annual Withdrawal in systematic installments over the annuitant's life. We call this option the Income Optimizer. You may elect the Income Optimizer during the Lifetime Withdrawal Phase. This election is in lieu of the contract's other income phase options, and these payments will be subject to the same tax treatment as an income phase payment. Please see "Federal Tax Considerations" for more information. The Income Optimizer is only available on nonqualified contracts.

The frequency of payments under the Income Optimizer may be annual, quarterly or monthly. While you are receiving payments under the Income Optimizer, the ING LifePay Plus Base remains eligible for Annual Ratchets. Your contract may still have a contract value and death benefit. Spousal continuation of payments under the Income Optimizer is permitted. Any withdrawals in excess of the Maximum Annual Withdrawal are Excess Withdrawals that would cause a pro-rata reduction of the ING LifePay Plus Base, as well as a reduction of the Maximum Annual Withdrawal.

Your election is subject to restrictions – you may not: (a) revoke your election; (b) add on premiums; (c) exchange the contract; (d) initiate income phase payments under the contract; or (e) change ownership (except as permitted under "Change of Owner or Annuitant" below). Once you choose the frequency of payments, you may not change it. Also, the specified percentage of your contract value required to be allocated to Fixed Allocation Funds is higher, and the investment options available for this purpose are limited. Please see "Investment Option Restrictions" below for the details. You may surrender your contract at any time.

Payments under the Income Optimizer will continue until the Terminal Date, at which time you waive any remaining contract value and death benefit and the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. The Terminal Date is the contract anniversary following the annuitant's 95th birthday. Alternatively, you may wish to extend the Terminal Date to the contract anniversary following the annuitant's 115th birthday in order to liquidate your contract value that may remain before the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. Regardless, your payments of the Maximum Annual Withdrawal will continue during the Lifetime Automatic Periodic Benefit Status until the death of the annuitant. We will notify you in writing in advance of the Terminal Date to remind you of this alternative and how to extend the Terminal Date.

Lifetime Income Annuity Option. In the event the contract's income phase commencement date is reached while the ING LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only income phase option, in lieu of the contract's other income phase options. Payments under this option are based on the minimum annual payment factors for each $1,000 reflected in the rider data table and will never be less than the same frequency of payments of the Maximum Annual Withdrawal at that time. For more information about the contract's income phase options, see "The Income Phase."

Required Minimum Distributions. The ING LifePay Plus rider allows for withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year -- without constituting an Excess Withdrawal.

See Appendix I, Illustration 3.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Appendix I, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Appendix I, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets or upon spousal continuation of the ING LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal (a withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the ING LifePay Plus rider). You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status:

1) The contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider;
2) No further premium payments will be accepted; and
3) Any other riders issued with the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If, when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59½. During this time, the ING LifePay Plus rider's death benefit remains payable upon the annuitant's death, and the ING LifePay Plus rider remains eligible for Step-ups. Once the ING LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the Maximum Annual Withdrawal Percentage multiplied by the ING LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly, or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on each following contract anniversary.

Investment Option Restrictions. While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least the required specified percentage of such contract value in the Fixed Allocation Funds. Currently, this required specified percentage is 30%, and is 40% if you have elected the Income Optimizer. See "Fixed Allocation Funds Automatic Rebalancing," below. We impose these investment option restrictions in order to lessen the likelihood we would have to make payments under this rider. We require these allocations regardless of your investment instructions under the contract. The ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution Income Portfolio
- ING Solution 2015 Portfolio
- ING Solution 2025 Portfolio
- ING Solution 2035 Portfolio
- ING T. Rowe Price Capital Appreciation Portfolio.

No rebalancing is necessary if the contract value is allocated entirely to Allocated Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

If you have selected the Income Optimizer, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution Income Portfolio
- ING Solution 2015 Portfolio.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:
- ING American Funds Bond Portfolio
- ING BlackRock Inflation Protected Bond Portfolio
- ING Intermediate Bond Portfolio
- ING U.S. Bond Index Portfolio.

You may allocate your contract value to one or more Fixed Allocated Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund in connection with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, a Fixed Allocation Fund may be reclassified as a Special Fund as of the contract continuation date if it would otherwise be designated as a Special Fund for purposes of the contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the contract, any allocation of contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the required specified percentage of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. The current specified percentage is 30%, and is 40% if you have selected the Income Optimizer. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on the rider effective date, on each quarterly contract anniversary, and after the following transactions:

1) Receipt of additional premiums;
2) Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;
3) Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into a Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider terminates (with the rider's charges pro-rated) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, an ING LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

ING LifePay Plus Death Benefit Base. The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING LifePay Plus rider. If the ING LifePay Plus rider is purchased on the contract date, the initial ING LifePay Plus Death Benefit Base is equal to the initial premium. If the ING LifePay Plus rider is purchased after the contract date, the initial ING LifePay Plus Death Benefit Base is equal to the contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for the payment of third-party investment advisory fees before the Lifetime Withdrawal Phase beings, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "Withdrawals and Excess Withdrawals" for more information.

There is no additional charge for the death benefit associated with the ING LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or Step-ups.

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier of the ING LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the contract (see "Death Benefit Choices–Continuation After Death–Spouse"), the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the contract is continued, the ING LifePay Plus Base is recalculated to equal the contract value, inclusive of the guaranteed death benefit -- UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In these cases, the ING LifePay Plus Base is recalculated to equal the greater of a) the contract value, inclusive of the guaranteed death benefit; and b) the last-calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation. Regardless, the ING LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the contract but before the ING LifePay Plus rider's guarantees resume are Excess Withdrawals. The ING LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the ING LifePay Plus Base.

The Maximum Annual Withdrawal is also recalculated at the same time as the ING LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal the Maximum Annual Withdrawal Percentage multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING LifePay Plus rider for a contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the contract owner's death and spousal continuation are counted in calculating you withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value on the previous business day is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to that contract value before the Maximum Annual Withdrawal is first calculated. The rider will be eligible for any Step-ups that may remain, and the Step-up Tracker will be recalculated at the same time as the ING LifePay Plus Base. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the contract owner's death, subject to any pro-rata adjustment for withdrawals before spousal continuation of the rider.

If you have selected the Income Optimizer, systematic installments of the Maximum Annual Withdrawal will continue, SO LONG AS the surviving spouse as annuitant is age 59½. The amount of these continuing payments may change since both the ING LifePay Plus Base and the Maximum Annual Withdrawal are recalculated based on the new annuitant's age. Once the Income Optimizer has been selected, the rider will remain subject to the higher required specified percentage for allocations to the Fixed Allocation Funds, even if upon spousal continuation the Lifetime Withdrawal Phase has not yet begun, and there is no Maximum Annual Withdrawal, because the annuitant is not yet age 59½.

Contrary to the ING Joint LifePay Plus rider, spousal continuation of the ING LifePay Plus rider would likely NOT take effect at the same time as the contract is continued. As noted above, the ING LifePay Plus rider provides for spousal continuation only on a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). If you are concerned about the availability of benefits being interrupted with spousal continuation of the ING LifePay Plus rider, you might instead want to purchase the ING Joint LifePay Plus rider.

Change of Owner or Annuitant. The ING LifePay Plus rider terminates (with the rider's charge pro-rated) upon an ownership change or change of annuitant, except for:

1) spousal continuation as described above;

2) change of owner from one custodian to another custodian;

3) change of owner from a custodian for the benefit of an individual to the same individual;

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;

7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;

8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual;

9) change of owner pursuant to a court order; and

10) change of qualified plan ownership to the beneficial owner.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that are less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the ING LifePay Plus rider are not subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Loans. No loans are permitted on contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefit."

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Important Note: *We introduced the ING Joint LifePay Plus rider on August 20, 2007 and launched changes to it on April 28, 2008 and January 12, 2009, subject to state approval where applicable. The form of the ING Joint LifePay Plus rider available to you depends on state availability.*

The information below pertains to the form of ING Joint LifePay Plus rider available for sale beginning on May 1, 2009, in states where approved. If this form of ING Joint LifePay Plus rider is not yet approved for sale in your state, please see Appendix K for the information about the form of ING Joint LifePay Plus rider available to you. If you purchased the ING LifePay or ING Joint LifePay rider, please see Appendix L for more information.

Purchase. The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the contract when the death benefit becomes payable, subject to the owner, annuitant, and beneficiary requirements below. The maximum issue age is 80. Both spouses must meet these issue age requirements. The issue age is the age of the owners on the rider effective date. The ING Joint LifePay Plus rider is not available for purchase with Option Package III. The ING Joint LifePay Plus rider is subject to broker-dealer availability. **Please note that the ING Joint LifePay Plus rider will not be issued unless the required owner, annuitant, and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.**

Contracts issued **on or after August 20, 2007** are eligible for the ING Joint LifePay Plus rider, subject to the conditions, requirements, and limitations of the prior paragraph, provided a living benefit rider has not been issued under such contracts. There is an election form for this purpose. Please contact the Customer Service Center for more information. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below.

   Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

   Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

   IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

   Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs," above. The annuitant must be the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

   Rider Effective Date. The rider effective date is the date coverage under the ING Joint LifePay Plus rider begins. If you purchase the ING Joint LifePay Plus rider when the contract is issued, the ING Joint LifePay Plus rider effective date is also the contract date. If the ING Joint LifePay Plus rider is added after contract issue, the rider effective date is the date of the contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs each quarter of a contract year from the contract date.

Active Spouse. An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the ING Joint LifePay Plus rider. There must be two Active Spouses when you purchase the ING Joint LifePay Plus rider, who are married to each other and are joint owners. For a contract with only one owner, the spouse must be the sole primary beneficiary. You cannot add an Active Spouse after the rider effective date. In general, changes to the ownership of the contract, or changes to the annuitant and/or beneficiary designations, will result in one spouse being deactivated (the spouse is thereafter "inactive"). An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider, including continuing the ING Joint LifePay Plus rider upon spousal continuation of the contract. Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again. Specific situations that will result in an Active Spouse being deactivated include:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an Active Spouse;

2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); and

3) A spouse's death.

An owner may also request that one spouse be treated as inactive. Both contract owners must agree to such a request when there are joint owners. **However, all charges for the ING Joint LifePay Plus rider will continue to apply, even after a spouse is deactivated, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay Plus rider prior to requesting any such changes.**

Please note that a divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

Highlights. *This paragraph introduces the terminology used with the ING Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING Joint LifePay Plus rider. More detailed information follows below, with capitalized words that are underlined indicating headings for ease of reference.* The ING Joint LifePay Plus rider guarantees an amount available for withdrawal from the contract in any contract year once the Lifetime Withdrawal Phase begins -- we use the ING Joint LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is available for withdrawals at your discretion or systematic withdrawals pursuant to the terms of the contract. The ING Joint LifePay Plus rider also offers the Income Optimizer, which is the option to elect to receive systematic installments of the Maximum Annual Withdrawal over the lives of both Active Spouses. The guarantee continues when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the last Active Spouse's death. The ING Joint LifePay Plus Base is eligible for Annual Ratchets and Step-ups, and subject to adjustment for any Excess Withdrawals. The ING Joint LifePay Plus rider has an allowance for withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING Joint LifePay Plus rider has a death benefit that is payable upon the contract owner's death only when the ING Joint LifePay Plus Death Benefit Base is greater than the contract's death benefit. The ING Joint LifePay Plus rider allows for spousal continuation.

ING Joint LifePay Plus Base. The ING Joint LifePay Plus Base is first calculated when you purchase the ING Joint LifePay Plus rider: (a) On the contract date, it is equal to the initial premium; and (b) After the contract date, it is equal to the contract value on the effective date of the rider.

The ING Joint LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING Joint LifePay Plus Base as the MGWB Base in the ING Joint LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING Joint LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account allocations. For example, assume the current contract value is $90,000 on a contract with the ING Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The ING Joint LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the ING Joint LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a pro-rate reduction of the ING Joint LifePay Plus Base -- in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Appendix I, Illustration 1, 2, and 6 for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING Joint LifePay Plus rider is added after contract issue are counted in calculating your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The ING Joint LifePay Plus Base is recalculated on each contract anniversary to equal the greater of: a) the current ING Joint LifePay Plus Base; or b) the current contract value. We call this recalculation an Annual Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon an Annual Ratchet. You will never pay more than new issues of the ING Joint LifePay Plus rider, subject to the maximum annual charge, and we will not increase this charge for your first five years after the rider effective date. We will notify you in writing not less than 30 days before a charge increase. Our written notice will outline the procedure you will need to follow to do so. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Please note, however, that from then on the ING Joint LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal percentage would not be eligible to increase. More information about the Maximum Annual Percentage is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

Step-up. The ING Joint LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS no withdrawals were taken during the preceding contract year. The recalculated ING Joint LifePay Plus Base will equal the greatest of a) The current ING Joint LifePay Plus Base; b) The current contract value; and c) The ING Joint LifePay Plus Base on the previous contract anniversary, increased by the Step-up.

The amount of the Step-up is the product of the Step-up Tracker on the previous contract anniversary times the Step-up percent, currently 6%. The Step-up Tracker is only used to calculate the amount of the Step-up. Initially, it equals the ING Joint LifePay Plus Base. Any premiums received during a contract year are added to the Step-up Tracker and eligible for a partial Step-up. Any withdrawals for payment of third-party investment advisory fees are subtracted from the Step-up. Like the ING Joint LifePay Plus Base, the Step-up Tracker is eligible for Annual Ratchets and subject to a pro-rata adjustment for any Excess Withdrawals.

Please note that no partial Step-up is available in the first year after you purchase this rider post issue of the contract. Your first opportunity for a Step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date. Say for example that with a contract purchased on January 1, 2009, the contract owner decided to add the ING Joint LifePay Plus rider on March 15, 2009. The rider effective date is April 1, 2009, which is the date the contract's next following quarterly contract anniversary. Because on January 1, 2010 a full contract year will not have elapsed since the rider effective date, the ING Joint LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this contract is on January 1, 2011.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 65. On this date, the ING Joint LifePay Plus Base is recalculated to equal the greater of the current ING Joint LifePay Plus Base or the contract value on the previous business day. The Lifetime Withdrawal Phase will continue until the earliest of:

1) The date income phase payments begin (see "The Income Phase);
2) Reduction of the contract value to zero by an Excess Withdrawal;
3) Reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) The surrender of the contract; or
5) The death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the contract; or
6) The last Active Spouse dies.

The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING Joint LifePay Plus rider guarantees to be available for withdrawal from the contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the Maximum Annual Withdrawal percentage of 5% multiplied by the ING Joint LifePay Plus Base. The Maximum Annual Withdrawal is thereafter recalculated whenever the ING Joint LifePay Plus Base is recalculated (for example, upon an Annual Ratchet or Step-up).

In the event on the date the Lifetime Withdrawal Phase begins the contract value on the previous business day is greater than the ING Joint LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING Joint LifePay Plus Base will be set equal to that contract value. The greater the ING Joint LifePay Plus Base, the greater the amount will be available to you for withdrawal under the ING Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time.

Income Optimizer. The ING Joint LifePay Plus rider offers the option to elect to receive the Maximum Annual Withdrawal in systematic installments over the lives of both Active Spouses. We call this option the Income Optimizer. You may elect the Income Optimizer during the Lifetime Withdrawal Phase. This election is in lieu of the contract's other annuity options, and these payments will be subject to the same tax treatment as an annuity payment. The Income Optimizer is only available on nonqualified contracts.

The frequency of payments under the Income Optimizer may be annual, quarterly or monthly. While you are receiving payments under the Income Optimizer, the ING Joint LifePay Plus Base remains eligible for Annual Ratchets. Your contract may still have a contract value and death benefit. Spousal continuation of payments under the Income Optimizer is permitted. Any withdrawals in excess of the Maximum Annual Withdrawal are Excess Withdrawals that would cause a pro-rata reduction of the ING Joint LifePay Plus Base, as well as a reduction of the Maximum Annual Withdrawal.

Your election is subject to restrictions – you may not: a) revoke your election; b) add on premiums; c) exchange the contract; d) annuitize the contract; or e) change ownership (except as permitted under "Change of Owner or Annuitant" below). Once you choose the frequency of payments, you may not change it. Also, the specified percentage of your contract value required to be allocated to Fixed Allocation Funds is higher, and the investment options available for this purpose are limited. Please see "Investment Option Restrictions" below for the details. You may surrender your contract at any time.

Payments under the Income Optimizer will continue until the Terminal Date, at which time you waive any remaining contract value and death benefit and the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. The Terminal Date is the contract anniversary following the youngest Active Spouse's 95th birthday. Alternatively, you may wish to extend the Terminal Date to the contract anniversary following the youngest Active Spouse's 115th birthday in order to liquidate your contract value that may remain before the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status. Regardless, your payments of the Maximum Annual Withdrawal will continue during the Lifetime Automatic Periodic Benefit Status until the death of the last Active Spouse. We will notify you in writing in advance of the Terminal Date to remind you of this alternative and how to extend the Terminal Date.

Lifetime Income Annuity Option. In the event the contract's income phase commencement date is reached while the ING Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only income phase option, in lieu of the contract's other income phase options. Payments under this option will be joint life if both Active Spouses are living, or for the life of the only Active Spouse, and are based on the minimum annual payment factors for purchase $1,000 reflected in the rider data table. These payments will never be less than the frequency of payments of the Maximum Annual Withdrawal at that time. For more information about the contract's income phase options, see "The Income Phase."

Required Minimum Distributions. The ING Joint LifePay Plus rider allows for withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING Joint LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year -- without constituting an Excess Withdrawal.

See Appendix I, Illustration 3 for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Appendix I, Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Appendix I, Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets or upon spousal continuation of the ING Joint LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal (a withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the ING Joint LifePay Plus rider). You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status:

1) The contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;
2) No further premium payments will be accepted; and
3) Any other riders issued with the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If, when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 65. During this time, the ING Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death, and the ING Joint LifePay Plus rider remains eligible for Step-ups. Once the ING Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to 5% (the Maximum Annual Withdrawal percentage) multiplied by the ING Joint LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly, or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on each following contract anniversary.

Investment Option Restrictions. While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least the required specified percentage of such contract value in the Fixed Allocation Funds. Currently, the required specified percentage is 30%, and is 40% if you have selected the Income Optimizer. See "Fixed Allocation Funds Automatic Rebalancing," below. We impose these investment option restrictions in order to lessen the likelihood we would have to make payments under this rider. We require these allocations regardless of your investment instructions to the contract. The ING Joint LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment options restrictions. The timing of when and how we apply these restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution Income Portfolio
- ING Solution 2015 Portfolio
- ING Solution 2025 Portfolio
- ING Solution 2035 Portfolio
- ING T. Rowe Price Capital Appreciation Portfolio.

No rebalancing is necessary if the contract value is allocated entirely to Allocated Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

If you have selected the Income Optimizer, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution Income Portfolio
- ING Solution 2015 Portfolio.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:
- ING American Funds Bond Portfolio
- ING BlackRock Inflation Protected Bond Portfolio
- ING Intermediate Bond Portfolio
- ING U.S. Bond Index Portfolio.

You may allocate your contract value to one or more Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund in connection with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the required specified percentage of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the required specified percentage of this amount is allocated to the Fixed Allocation Funds. The current specified percentage is 30%, and 40% if you have selected the Income Optimizer. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on the rider effective date, each quarterly contract anniversary, and after the following transactions:

1) Receipt of additional premiums;

2) Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into a Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the ING Joint LifePay Plus rider will continue until the owner's death (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the ING Joint LifePay Plus Base. See "Withdrawals" and "Excess Withdrawal," above. In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

Death of Owner or Annuitant. The ING Joint LifePay Plus rider terminates (with the rider's charges pro-rated) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the contract.

ING Joint LifePay Plus Death Benefit Base. The ING Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING Joint LifePay Plus Death Benefit Base is greater than the contract's death benefit. The ING Joint LifePay Plus Death Benefit Base is first calculated when you purchase the ING Joint LifePay Plus rider. If the ING Joint LifePay Plus rider is purchased on the contract date, the initial ING Joint LifePay Plus Death Benefit Base is equal to the initial premium. If the ING Joint LifePay Plus rider as purchased after the contract date, the initial ING Joint LifePay Plus Death Benefit Base is equal to the contract value on the rider effective date.

The ING Joint LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING Joint LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for the payment of third-party investment advisory fees before the Lifetime Withdrawal Phase beings, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING Joint LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "Withdrawals and Excess Withdrawals" for more information.

There is no additional charge for the death benefit associated with the ING Joint LifePay Plus rider. Please note that the ING Joint LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or Step-ups.

In the event the ING Joint LifePay Plus Death Benefit Base is greater than zero when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING Joint LifePay Plus Death Benefit Base dollar for dollar until the earlier of the ING Joint LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining ING Joint LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the contract (see "Death Benefit Choices–Continuation After Death–Spouse"), the rider will continue, SO LONG AS the surviving spouse is an Active Spouse. At that time, the ING Joint LifePay Plus Base is recalculated to equal the greater of a) the contract value, inclusive of the guaranteed death benefit; and b) the last-calculated ING Joint LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the last Active Spouse is age 65. The Maximum Annual Withdrawal is recalculated to equal 5% (the Maximum Annual Withdrawal percentage) multiplied by the ING Joint LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING Joint LifePay Plus rider for a contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the contract owner's death and spousal continuation are counted in calculating you withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value on the previous business day is greater than the ING Joint LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING Joint LifePay Plus Base will be set equal to the contract value before the Maximum Annual Withdrawal is first calculated. The rider will be eligible for any Step-ups that may remain, and the Step-up Tracker will be recalculated at the same time as the ING Joint LifePay Plus Base. Also, upon spousal continuation, the ING Joint LifePay Plus Death Benefit Base equals the ING Joint LifePay Plus Death Benefit Base before the contract owner's death, subject to any pro-rata adjustment for withdrawals before spousal continuation of the rider.

Change of Owner or Annuitant. The ING Joint LifePay Plus rider terminates (with the rider's charge pro-rated) upon an ownership change or change of annuitant, except for:

1) spousal continuation by an Active Spouse, as described above;

2) change of owner from one custodian to another custodian;

3) change of owner from a custodian for the benefit of an individual to the same individual (the owner's spouse must be named sole beneficiary under the contract to remain an Active Spouse);

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is an Active Spouse when added as joint owner;

7) for nonqualified contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and

8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that are less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the ING Joint LifePay Plus rider are not subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefits."

WITHDRAWALS

You may withdraw all or part of your money at any time during the accumulation phase and before the death of the contract owner, except under certain qualified contracts. If you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $100, we may treat it as a request to surrender the contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you may incur a surrender charge. There is no surrender charge if, during each contract year, the amount withdrawn is equal to or less than the greater of: 1) 10% or less of your contract value on the date of the withdrawal, less prior withdrawals during that contract year; or 2) your RMD attributable to amounts held under the contract. The Free Withdrawal Amount does not include your RMD for the tax year containing the contract date of this contract. Under Option Package III, any unused percentage of the 10% Free Withdrawal Amount from a contract year will carry forward into successive contract years, based on the percentage remaining at the time of the last withdrawal in that contract year. In no event will the Free Withdrawal Amount at any time exceed 30% of contract value, subject to state approval.

You must submit a written request to us specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro-rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. If any limitation on allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. In this event, the subsequent withdrawals must be taken from the Restricted Funds or taken pro-rata from all variable subaccounts.

Please be aware that benefit we pay under certain optional benefit riders may be reduced by any withdrawals you take while the optional benefit rider is in effect. See "Optional Living Benefit Riders." Withdrawals may be subject to taxation and tax penalties.

Other than surrender charges and market value adjustment, if applicable, there is no additional charge for these features.

We offer the following three withdrawal options:

Regular Withdrawals
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal from a Fixed Interest Allocation that is taken more than 30 days before its maturity date. See Appendix C and the Fixed Account II prospectus for more information on the application of Market Value adjustment.

Systematic Withdrawals

You may choose to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro-rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro-rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro-rata basis from all subaccounts in which contract value is invested.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your systematic withdrawals will occur on the next business day after your contract date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the contract value. Both forms of systematic withdrawals are subject to the following maximum percentage, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Contract Value
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

A fixed dollar systematic withdrawal of less than $100 on any withdrawal date will terminate your systematic withdrawal. If the amount to be withdrawn would exceed the applicable maximum percentage of your contract value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of contract value and the amount to be withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) or Section 72(q) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request we do so.

The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) or Section 72(q) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Flat dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustment when they exceed the applicable maximum percentage.

IRA Withdrawals
If you have a traditional IRA contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawals will occur on the next business day after your contract date for your desired frequency.

You may request that we calculate for you the amount that is required to be withdrawn from your contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. We will also accept your written instructions regarding the calculated amount required to be withdrawn from your contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

TRANSFERS AMONG YOUR INVESTMENTS

Between the end of the free look period and the income phase start date, you may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations. Transfers to an ING GET Fund series may only be made during the offering period for that ING GET Fund series. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.** We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Special or Excluded Funds and other funds may negatively impact your death benefit or optional rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Please be aware that the benefits we pay under an optional benefit rider may be affected by certain transfers you may make while the rider is in effect. Transfers, including those involving Special Funds or Excluded Funds, may also affect your optional rider base. See "Optional Living Benefit Riders."

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center. Any transfer request received after 4:00 p.m. eastern time or the close of regular trading of the New York Stock Exchange will be effected on the next business day.

Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the Internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define "Excessive Trading" as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging
You may elect to participate in our dollar cost averaging ("DCA") program through either the ING Liquid Assets Portfolio subaccount, or a Fixed Interest Allocation, subject to availability, starting 30 days after the contract date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We may also offer DCA Fixed Interest Allocations for durations of 6 months and 1 year, subject to state availability, exclusively for use with the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the ING Liquid Assets Portfolio subaccount. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the DCA Fixed Interest Allocation.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation or DCA Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "Appendix B–The Funds." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

- Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then current allocation of contract value to the Restricted Fund(s) and the then current value of the amount designated to be transferred to that Restricted Fund(s).
- Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If more than the individual limit has been requested to be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro-rata to Restricted Funds.
- Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such changes will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing

If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. Transfers made pursuant to automatic rebalancing do not count toward the 12 transfer limit on free transfers. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above in this section and in "Appendix B–The Funds." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds.

We will transfer funds under your contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals made on a pro-rata basis will not cause the automatic rebalancing program to terminate.

DEATH BENEFIT CHOICES

Death Benefit during the Accumulation Phase

During the accumulation phase, a death benefit is payable when either the contract owner or the annuitant (when a contract owner is not an individual) dies before the income phase start date. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the contract. If there are joint owners and any owner dies, we will pay the surviving owner(s) the death benefit. Upon receipt of due proof of the owner's death in writing (i.e. a certified copy of the death certificate), we will calculate the guaranteed death benefit based on the Benefit Option Package elected and in effect on the date of death. If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value, also as of that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the funds then available in the same proportion as the contract value in each available fund bears to the contract value in all such funds. If there is no contract value in any fund then available, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor. Such addition will fulfill our obligations under the Benefit Option Package, and all amounts will remain invested in the contract until we receive a request for payment of the death benefit in good order.

We will pay the death benefit upon receipt at our Customer Service Center of due proof of the owner's death and any other information required by us to pay the death benefit or otherwise administer the claim, including election of the manner in which the death benefit is to be paid.

If we do not receive a request to apply the death benefit proceeds to an income phase option, we will make a single sum distribution. Unless your beneficiary elects otherwise, the distribution will be made into an interest bearing account backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest paid on this account may be less than interest paid on other settlement options, and the Company seeks to make a profit on these accounts. We will generally distribute death benefit proceeds within 7 calendar days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Death."

You may select one of the option packages described below, which will determine the death benefit payable. Option Packages I and II are available only if the contract owner and the annuitant are not more than 80 years old at the time of purchase. Option Package III is only available if the contract owner and the annuitant are not more than 69 years old at the time of purchase. Option Package III is not available if you have selected a living benefit rider. Prior to May 1, 2009, Option Package III was available if the contract owner and annuitant were not more than 80 years old, and was available even if a living benefit rider had been selected. A change in ownership of the contract may affect the amount of the death benefit payable. Option Package II and III are not available with joint owners.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

The death benefit depends upon the option package in effect on the date the contract owner dies.

The differences are summarized as follows:

	Option Package I	Option Package II	Option Package III
Death Benefit on Death of the Owner:	The greater of: (1) the Standard Death Benefit; and (2) the contract value.	The greatest of: (1) the Standard Death Benefit; and (2) the contract value; and (3) the Annual Ratchet death benefit.	The greatest of: (1) the Standard Death Benefit; and (2) the contract value; and (3) the Annual Ratchet death benefit; and (4) the 5% Roll-Up death benefit.

For purposes of calculating the 5% Rollup Death Benefit, the following investment options are designated as "Special Funds":
- Fixed Account
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Oppenheimer Strategic Income Portfolio
- ING PIMCO Total Return Bond Portfolio
- ING PIMCO Total Return Portfolio

For contracts issued **before September 8, 2008**, the following funds are also designated as Special Funds for purposes of calculating the 5% Rollup Death Benefit:

ING Intermediate Bond Portfolio
ING Solution Income Portfolio
PIMCO VIT Real Return Portfolio

However, the ING Intermediate Bond Portfolio is not designated as a Special Fund for purposes of calculating the 5% Rollup Death Benefit if the ING LifePay Plus or ING Joint LifePay Plus rider has been selected. All amounts invested in these funds through contracts issued before September 8, 2008 will be treated as Special Funds. All amounts invested in these funds through contracts issued on or after September 8, 2008 will be treated as Covered Funds.

No investment options are currently designated as Excluded Funds. The death benefit for Excluded Funds is the contract value allocated to Excluded Funds and is tracked for transfer purposes only.

We may, with 30 days notice to you, designate any fund as a Special or Excluded Fund on existing contracts with respect to new premiums added to such fund, with respect to new transfers to such fund and with respect to the death benefits to which such designation applies. Selecting a Special or Excluded Fund may limit or reduce the death benefit.

For the period during which a portion of the contract value is allocated to a Special or Excluded Fund, we may at our discretion reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefits described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:

1) the contract value; or
2) the cash surrender value.

The **Standard Death Benefit** equals the **greater** of the Base Death Benefit or the **sum** of 1) and 2):

1) the contract value allocated to Excluded Funds; and
2) the Standard Minimum Guaranteed Death Benefit for amounts allocated to Covered or Special Funds.

The Standard Minimum Guaranteed Death Benefit equals:

1) premium payments allocated to Covered, Special and Excluded Funds, respectively;
2) reduced by a pro-rata adjustment for any withdrawal or transfer taken from Covered, Special and Excluded Funds, respectively.

In the event of transfers from Excluded to Covered or Special Funds, the increase in the Minimum Guaranteed Death Benefit for Covered Funds and/or Special Funds will equal the lesser of the reduction in the Minimum Guaranteed Death Benefit for Excluded Funds and the contract value transferred. In the event of transfers from Covered or Special Funds to Excluded Funds, the increase in the Minimum Guaranteed Death Benefit for Excluded Funds will equal the reduction in the Minimum Guaranteed Death Benefit for Covered or Special Funds.

Currently, no investment options are designated as Special Funds for purposes of calculating the Standard Death Benefit.

The **5% Roll-Up Death Benefit**, equals the **greater** of:

1) the Standard Death Benefit; or
2) the sum of the contract value allocated to Excluded Funds and the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds and Special Funds.

The 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds, Special Funds and Excluded Funds equals the lesser of:

1) premiums, adjusted for withdrawals and transfers, accumulated at 5% on a daily basis for Covered Funds or Excluded Funds and 0% for Special Funds until the earlier of attainment of age 90 or reaching the cap (equal to 3 times all premium payments, as reduced by adjustments for withdrawals) and thereafter at 0%, or
2) the cap.

A pro-rata adjustment to the 5% Roll-Up Minimum Guaranteed Death Benefit is made for any withdrawals. The amount of the pro-rata adjustment for withdrawals will equal (a) divided by (b) times (c): where (a) is the contract value of the withdrawal; (b) is the contract value immediately prior to the withdrawal; and (c) is the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered, Special and Excluded Funds, respectively, immediately prior to the withdrawal.

Transfers from Excluded to Covered or Special Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Excluded Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered or Special Funds will equal the lesser of the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Excluded Funds and the contract value transferred. Transfers from Covered or Special Funds to Excluded Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered or Special Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Excluded Funds will equal the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered or Special Funds, respectively.

Transfers from Special to Covered Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Special Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds will equal the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Special Funds.

Transfers from Covered to Special Funds will reduce the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds on a pro-rata basis. The resulting increase in the 5% Roll-Up Minimum Guaranteed Death Benefit for Special Funds will equal the reduction in the 5% Roll-Up Minimum Guaranteed Death Benefit for Covered Funds.

The calculation of the cap is not affected by allocation to Covered, Special or Excluded Funds.

The **Annual Ratchet Enhanced Death Benefit** equals the **greater** of:

1) the Standard Death Benefit; or
2) the sum of the contract value allocated to Excluded Funds and the Annual Ratchet Minimum Guaranteed Death Benefit allocated to Covered or Special Funds.

The Annual Ratchet Minimum Guaranteed Death Benefit equals:

1) the initial premium allocated at issue to Covered, Special or Excluded Funds, respectively;
2) increased dollar for dollar by any premium allocated after issue to Covered, Special or Excluded Funds, respectively;
3) adjusted on each anniversary that occurs on or prior to attainment of age 90 to the greater of the Annual Ratchet Minimum Guaranteed Death Benefit for Covered, Special or Excluded Funds from the prior anniversary (adjusted for new premiums, partial withdrawals and transfers between Covered, Special and Excluded Funds) and the current contract value. A pro-rata adjustment to the Annual Ratchet Minimum Guaranteed Death Benefit is made for any withdrawals. The amount of the pro-rata adjustment for withdrawals will equal (a) divided by (b) times (c): where (a) is the contract value of the withdrawal; (b) is the contract value immediately prior to the withdrawal; and (c) is the Annual Ratchet Minimum Guaranteed Death Benefit for Covered, Special and Excluded Funds, respectively, immediately prior to the withdrawal. Please see Appendix F for examples of the pro-rata withdrawal adjustment for withdrawals.

Transfers from Excluded to Covered or Special Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Excluded Funds on a pro-rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit for Covered or Special Funds will equal the lesser of the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit for Excluded Funds and the contract value transferred.

Transfers from Covered or Special Funds to Excluded Funds will reduce the Annual Ratchet Minimum Guaranteed Death Benefit for Covered or Special Funds on a pro-rata basis. The resulting increase in the Annual Ratchet Minimum Guaranteed Death Benefit for Excluded Funds will equal the reduction in the Annual Ratchet Minimum Guaranteed Death Benefit for Covered or Special Funds, respectively.

Currently, no investment options are designated as Special Funds for purposes of calculating the Annual Ratchet Death Benefit.

Examples of how the designation of certain funds as Special Funds affects the calculation of the 5% Roll-up Death Benefit is included in Appendix G to this prospectus.

Transfers Between Option Packages. You may transfer from one option package to another on each contract anniversary. A written request for such transfer must be received at our Customer Service Center within 60 days prior to the contract anniversary. Transfers to Option Packages I and II are not permitted after you attain age 80. Transfers to Option Package III are not permitted if the contract owner or annuitant have attained age 69, or if an optional living benefit rider has been purchased.

If you transfer from Option I to Option II or Option III, the minimum guaranteed death benefit for Special and Non-Special Funds will equal the contract value for Special and Non-Special Funds, respectively, on the effective date of the transfer. On a transfer to Option Package III, the then current roll-up cap will be allocated to Special and Non-Special Funds in the same percentage as the allocation of contract value on the effective date of the transfer. A change of owner may cause an option package transfer on other than a contract anniversary.

Death Benefit During the Income Phase
If any contract owner or the annuitant dies after the income phase start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

Continuation After Death–Spouse

If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor. Such addition to the contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

The death benefits under each of the available options will continue based on the surviving spouse's age on the date that ownership changes. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

Any addition to contract value, as described above, is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

Continuation After Death–Non Spouse

If the beneficiary is not the spouse of the owner, the contract may continue in force subject to the required distribution rules of the Tax Code.

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

Required Distributions Upon Contract Owner's Death

We will not allow any payment of benefits provided under a nonqualified contract which do not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a nonqualified contract dies before the income phase payment start date, the death benefit payable to the beneficiary (calculated as described under "Death Benefit Choices" in this prospectus) will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the contract in effect prior to such election will cease; (2) the spouse will become the owner of the contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the contract or allowed by the Company will belong to the spouse as contract owner of the contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a non-spouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from a non-spouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the contract.

If a contract owner dies after the income phase payment start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the contract or allowed by us will pass to the contract owner's beneficiary.

If a contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the beneficiary of the contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of the owner.

Effect of ING LifePay Plus and ING Joint LifePay Plus Riders on Death Benefit. Please see "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider–Death of Owner or Annuitant," "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider–Death of Owner or Annuitant," "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider–Effect of ING LifePay Plus Rider on Death Benefit" and "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider–Effect of ING Joint LifePay Plus Rider on Death Benefit" for information about the effect of the ING LifePay Plus or the ING Joint LifePay Plus rider on the death benefit under your contract and a description of the impact of the owner's or annuitant's death on the ING LifePay Plus or the ING Joint LifePay Plus rider.

THE INCOME PHASE

During the income phase, you stop contributing dollars to your contract and start receiving payments from your accumulated contract value. Living benefit riders automatically terminate when the income phase of your contract begins.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments, you must notify us in writing of all of the following:

- Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, and, if available at the time an income phase payment option is selected, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your contract will continue in the accumulation phase until you properly start income phase payments. Once an income phase payment option is selected, it may not be changed. **Our current income phase payment options provide only for fixed payments.**

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include: your age; gender; contract value; the income phase payment option selected; the number of guaranteed payments (if any) selected; whether you select fixed, variable or a combination of both fixed and variable payments; and, for variable payments, the assumed net investment rate selected. Variable payments are not currently available.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate. Variable payments are not currently available.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 6%, 5% or 3.5%. If you select a 6% rate, for example, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 6% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 6%, after deduction of fees.

If you select a 3.5% rate, for example, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI.

Minimum Payment Amounts. The income phase payment option you select must result in:

- A first income phase payment of at least $50; and
- Total yearly income phase payments of at least $250.

If your contract value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first contract year, or, unless we consent, later than the first day of the month following the annuitant's 90th birthday.

Income phase payments will not begin until you have selected an income phase payment option. Surrender charges may apply if income phase payments begin within the first five contract years. Failure to select an income phase payment option by the annuitant's 90th birthday may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

Income phase payments may not extend beyond:

a) The life of the annuitant;
b) The joint lives of the annuitant and beneficiary;
c) A guaranteed period greater than the annuitant's life expectancy; or
d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 100.

If income phase payments start when the annuitant is at an advanced age, such as over 90, it is possible that the contract will not be considered an annuity for federal tax purposes.

See "**Federal Tax Considerations**" for further discussion of rules relating to income phase payments.

Charges Deducted

- If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.50% of amounts invested in the subaccounts. See "Fees and Expenses."
- There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.15% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See "Fees and Expenses."

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Unless you elect otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest paid on this account may be less than interest paid on other settlement options. We will generally distribute death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment.

If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your contract value, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Federal Tax Considerations".

Payment Options
The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

Terms to understand:

Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit, if any, under the income phase payment option selected.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Continuing Payments:** When you select this option you choose for: a) 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end upon the death of both annuitants.
Life Income-Two Lives Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Life Income- Cash Refund Option (limited availability-fixed payments only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Life Income-Two Lives-Cash Refund Option (limited availability-fixed payments only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payments:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid.
Nonlifetime Income Phase Payment Option	
Nonlifetime-Guaranteed Payments*	**Length of Payments:** You may select payments for 5 to 30 years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments.
Lump-Sum Payment: If the "Nonlifetime-Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable surrender charge. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center. We do not currently offer variable payouts.	

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners
We confirm purchase, transfer and withdrawal transactions usually within 5 business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value. You have 30 days to notify our Customer Service Center of any errors or discrepancies. We will notify you when shareholder reports of the investment portfolios in which Separate Account B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments
The Company reserves the right to suspend or postpone the date of any payment or determination of values, beyond the 7 permitted days, on any business day; (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account B's net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

In Case of Errors in Your Application
If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the contract shall be those that the premium payment would have bought at the correct age or sex.

Assigning the Contract as Collateral
You may assign a non-qualified contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You should consult a tax adviser for tax advice. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes–Applicable Tax Law
We have the right to make changes in the contract to continue to qualify the contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

Free Look
If you cancel your contract within 7 days after you receive it, we will return your premium payment. You may cancel your contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the contract to you. Some states may require a longer free look period. To cancel, you need to send your contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, (i) we adjust your contract value for any Market Value Adjustment (if you have invested in the Fixed Account), and (ii) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the funds and the potential positive or negative effect of the market value adjustment, the contract value returned may be greater or less than the premium payment you paid. In the case of IRA's cancelled within 7 days of receipt of the contract and in some states, we are required to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these circumstances, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the ING Liquid Assets Portfolio subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your free look rights depend on the laws of the state in which you purchase your contract. Your contract is void as of the day we receive your contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request. If you keep your contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Special Arrangements

We may reduce or waive any contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

CONTRACT DISTRIBUTION

Selling the Contract

Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the contract as well as for other Company contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by the Company for contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker-dealers to sell the contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

The following is a list of broker-dealers that are affiliated with the Company:

- Bancnorth Investment Group, Inc.
- Directed Services LLC
- Financial Network Investment Corporation
- Guaranty Brokerage Services, Inc.
- ING America Equities, Inc.
- ING DIRECT Funds Limited
- ING Financial Advisers, LLC
- ING Financial Markets LLC

- ING Financial Partners, Inc.
- ING Funds Distributor, LLC
- ING Investment Advisors, LLC
- ING Investment Management Services LLC
- Multi-Financial Securities Corporation
- PrimeVest Financial Services, Inc.
- ShareBuilder Securities Corporation
- Systematized Benefits Administrators, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the contracts. Registered representatives of the selling firms who solicit sales of the contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the contracts.

Directed Services LLC pays selling firms for contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 7.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 0.75% of all, or a portion, of values of contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 7.0% of total premium payments. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period, within the maximum 7.0% commission rate noted above. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. These special compensation arrangements may be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker-dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2008, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

1.	ING Financial Partners, Inc.	14.	Wells Fargo Investments, LLC
2.	Citigroup Global Markets, Inc.	15.	Multi-Financial Securities Corporation
3.	LPL Financial Corporation	16.	Banc of America Investment Services Inc.
4.	ING Financial Partners, Inc. – CAREER	17.	ING Financial Advisers, LLC
5.	Morgan Stanley & Co. Incorporated	18.	Securities America, Inc.
6.	Merrill Lynch, Pierce, Fenner & Smith, Inc.	19.	National Planning Corporation
7.	Wachovia Securities, LLC – Bank	20.	Financial Network Investment Corporation
8.	Chase Investment Services Corporation	21.	Royal Alliance Associates, Inc.
9.	UBS Financial Services, Inc.	22.	Raymond James Financial Services, Inc.
10.	A. G. Edwards & Sons, Inc.	23.	MML Investors Services, Inc.
11.	Wachovia Securities, LLC	24.	Park Avenue Securities, LLC
12.	Woodbury Financial Services Inc.	25.	Securian Financial Services, Inc.
13.	PrimeVest Financial Services, Inc.		

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sales of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

OTHER INFORMATION

Loans. We do not currently permit loans under Section 403(b) contracts that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Loans may be available if you purchased your contract in connection with a non-ERISA 403(b) plan. If your contract was issued in connection with a 403(b) plan and the terms of your plan permit, you may take a loan, using your surrender value as collateral for the loan. Loans are subject to the terms of the contract, your 403(b) plan, the Tax Code and other federal and state regulations. The amount and number of loans outstanding at any one time under your tax-deferred annuity are limited, whether under our contracts or those of other carriers. Tax-deferred annuity loans are not available for contracts issued in the Commonwealth of Massachusetts. We may modify the terms of a loan to comply with changes in applicable law. Various mandatory repayment requirements apply to loans, and failure to repay generally will result in income to you and the potential application of tax penalties. We urge you to consult with a qualified tax adviser prior to effecting a loan transaction under your contract. We may apply additional restrictions or limitations on loans, and you must make loan requests in accordance with our administrative practices and loan requests procedures in effect at the time you submit your request. Read the terms of the loan agreement before submitting any request. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Any outstanding loan balance impacts the following:

- Withdrawal and Charges: We determine amounts available for maximum withdrawal amounts, free partial withdrawals, systematic withdrawals and waiver of administrative charges by reducing the otherwise applicable amounts by the amount of any outstanding loan balance.

- Death Benefits, Annuitization and Surrenders: We deduct the outstanding loan balance from any amounts otherwise payable and in determining the amount available for annuitization.

The portion of any contract value used to pay off an outstanding loan balance will reduce the ING LifePay Plus Base, ING Joint LifePay Plus Base or Maximum Annual Withdrawal as applicable. We do not recommend the ING LifePay Plus or ING Joint LifePay Plus rider if loans are contemplated.

Voting Rights
We will vote the shares of a fund owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a fund in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the contract's contract value in that subaccount by the net asset value of one share of the fund in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a fund shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion.

State Regulation
We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings

We are not aware of any pending legal proceedings which involve Separate Account B as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Directed Services LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

FEDERAL TAX CONSIDERATIONS

Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contracts is complex and sometimes uncertain. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax-qualified retirement arrangements.

For more comprehensive information, contact the Internal Revenue Service (IRS).

Types of Contracts: Nonqualified or Qualified

The contract may be purchased on a non-tax-qualified basis (nonqualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Nonqualified contracts are purchased with after tax contributions and are not related to retirement plans or programs that receive special income tax treatment under the Tax Code.

Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under Sections 403(b), 408, or 408A of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the employer sponsoring the plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

Taxation of Nonqualified Contracts

Contributions.

You may not deduct the amount of your contributions to a nonqualified contract.

Taxation of Gains Prior to Distribution

Tax Code section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a nonqualified contract until a distribution occurs or until income phase payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

Investor Control. Although earnings under nonqualified contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which contract owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro-rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any nonqualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Non-Natural Holders of a Nonqualified Contract. If you are not a natural person, a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Income Phase Starting Date. If the contract's income phase start date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Diversification. Tax Code section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your contract does not satisfy the applicable diversification regulations and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your contract into compliance with such regulations and rulings, and we reserve the right to modify your contract as necessary in order to do so.

Taxation of Distributions

General. When a withdrawal from a nonqualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a nonqualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's cost basis in the contract.

10% Penalty Tax. A 10% penalty tax applies to the taxable portion of a distribution from a nonqualified deferred annuity contract unless certain exceptions apply including one or more of the following:

(a) You have attained age 59½;
(b) You (or the annuitant if the contract owner is a non-natural person) have died;
(c) You have become disabled as defined in the Tax Code;
(d) The distribution is made in substantially equal periodic payments (at least annually)over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
(e) The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax adviser regarding procedures for making Section 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than income phase payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract;" and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals, surrenders or annuity payments (annuitizations) from either the original contract or the new contract during the 12 month period following the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. A taxable event may be avoided if requirements identified as a qualifying event are satisfied. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you discuss any proposed 1035 exchange or subsequent distribution within 12 months with your tax adviser prior to proceeding with the transaction.

Taxation of Income Phase Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each income phase payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income phase payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income phase payments, as determined when income phase payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent income phase payment is subject to tax as ordinary income. The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as income phase payments. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, such amounts are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, they are taxed in the same way as income phase payments. Special rules may apply to amounts distributed after a beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:
- After you begin receiving income phase payments under the contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving income phase payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving income phase payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2008, your entire balance must be distributed by August 31, 2013. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for death of a contract owner.

The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a nonqualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, selection, assignment, designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under section 72 of the Tax Code, an immediate annuity means an annuity (i) that is purchased with a single premium, (ii) with income phase payments starting within one year from the date of purchase, and (iii) that provides a series of substantially equal periodic payments made annually or more frequently. While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all deferred nonqualified annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic income phase payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contract our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Taxation of Qualified Contracts

General

The contracts are primarily designed for use with IRAs under Tax Code section 408 and 408A and Tax Code section 403(b) plans (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the type of retirement plan or program, the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Generally, contract owners and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

   Section 403(b) Tax-Deferred Annuities. Prior to September 17, 2007, the contracts were available as Tax Code section 403(b) tax-deferred annuities. Existing contracts issued as Tax Code Section 403(b) tax-deferred annuities will continue to be maintained as such under the applicable rules and regulations. Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

In July 2007, the Treasury Department issued final regulations that are generally effective January 1, 2009. These final regulations may be relied upon prior to that date as long as reliance is on a reasonable and consistent basis. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The final regulations include: (a) a written plan requirement; (b) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (c) the replacement of IRS Revenue Ruling 90-24 with new exchange rules effective September 25, 2007 and requiring information sharing between the 403(b) plan sponsor and/or its delegate and the product provider as well as new plan-to-plan transfer rules (under these new exchange and transfer rules, the 403(b) plan sponsor can elect not to permit exchanges or transfers); and (d) new distribution rules for 403(b)(1) annuities that would impose withdrawal restrictions on non-salary reduction contribution amounts in addition to salary reduction contribution amounts, as well as other changes.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from an eligible retirement plan, another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE (Savings Incentive Match Plan for Employees) to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA from which the rollover was made within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions–General
Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

403(b) Plans. All distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions, including one or more of the following, have occurred.

a) You have attained age 59½;
b) You have become disabled, as defined in the Tax Code;
c) You have died and the distribution is to your beneficiary;
d) You have separated from service with the sponsor at or after age 55;
e) The distribution amount is rolled over into another eligible retirement plan or to a traditional IRA or Roth IRA in accordance with the terms of the Tax Code;
f) You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
g) The distribution is made due to an IRS levy upon your plan;
h) The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
i) The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (403(b) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Effective January 1, 2009, and for any contracts or participant accounts established on or after that date, the new 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event, such as after a fixed number of years, the attainment of a stated age, or disability.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship, or under other exceptions as provided for by the Tax Code or regulations. Such distributions remain subject to other applicable restrictions under the Tax Code.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:
▷ The distribution is rolled over to another IRA, Roth IRA, or to a plan eligible to receive rollovers as permitted under the Tax Code; or
▷ You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless an exception applies. In general, except for the exception for separation from service, the exceptions for 403(b) plans listed above also apply to distributions from an IRA including the qualified reservist distribution. The 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:
▷ Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
▷ Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA described above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

Lifetime Required Minimum Distributions (IRA and 403(b) only). To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. The requirements do not apply to Roth IRA contracts while the owner is living. These rules may dictate the following:
- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions from a traditional IRA by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Required Minimum Distribution Relief for 2009. The Worker, Retiree and Employer Recovery Act of 2008 ("WRERA 2008") suspends the minimum distribution for most employer sponsored defined contribution plans for the 2009 tax year. The relief extends to 403(b) plans and IRAs.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Section 403(b), IRAs and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2008, your entire balance must be distributed to the designated beneficiary by December 31, 2013. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made within one of the following timeframes:

▷ Over the life of the designated beneficiary; or
▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
▷ December 31 of the calendar year following the calendar year of your death; or
▷ December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Required Minimum Distribution Relief for 2009. Under WRERA 2008, the five year rule discussed above is determined without regard to 2009.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

403(b) Plans. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
- The Company as collateral for a loan.

IRAS and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under the contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Tax Consequences of Living Benefits and Death Benefits

Living Benefits. Except as otherwise noted below, when a withdrawal from a nonqualified contract occurs under a minimum guaranteed withdrawal benefit rider (including the ING LifePay/ING Joint LifePay riders or the ING LifePay Plus/ING Joint LifePay Plus riders), the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the contract owner's investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. For nonqualified contracts, the income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under a MGWB rider (including the ING LifePay/ING Joint Life Pay riders or the ING LifePay Plus/ING Joint LifePay Plus riders), or the MGIB rider, as well as the market value adjustment, could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code section 72(b) for tax purposes.

Payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer under the ING LifePay Plus or ING Joint LifePay Plus rider are designed to be treated as income phase payments for withholding and tax reporting purposes. A portion of each income phase payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income phase payment is generally determined in a manner that is designated to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income phase payments, as determined when your payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer start. Any withdrawals in addition to the Maximum Annual Withdrawal payments you are receiving pursuant to the Income Optimizer constitute Excess Withdrawals under the ING LifePay Plus or ING Joint LifePay Plus rider, causing a pro-rata reduction of the ING LifePay Plus Base and Maximum Annual Withdrawal. This reduction will result in a proportional reduction of the non-taxable portion of your future Maximum Annual Withdrawal payments. Once your investment in the contract has been fully recovered, the full amount of each of your future Maximum Annual Withdrawal payments would be subject to tax as ordinary income.

The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitization, such as those associated with the minimum guaranteed income benefit as withdrawals rather than income phase payments. Please consult your tax adviser before electing a partial annuitization.

Enhanced Death Benefits. The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to contract owners, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Possible Changes in Taxation

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

STATEMENT OF ADDITIONAL INFORMATION

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Please tear off, complete and return the form below to order a free Statement of Additional Information for the contracts offered under the prospectus, free of charge. Address the form to our Customer Service Center; the address is shown on the prospectus cover.

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☐ **A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B**

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05/01/2009

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APPENDIX A
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2008, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods.

Separate Account Annual Charges of 0.75 %

	2008	2007	2006	2005	2004	2003	2002
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$18.94	$16.27	$14.71	$12.70	$11.11	$8.73	$9.74
Value at end of period	$10.77	$18.94	$16.27	$14.71	$12.70	$11.11	$8.73
Number of accumulation units outstanding at end of period	687,567	754,188	913,687	599,653	337,248	234,386	18,395
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$14.13	$14.06	$11.81	$11.27	$10.21	$7.91	$9.62
Value at end of period	$8.02	$14.13	$14.06	$11.81	$11.27	$10.21	$7.91
Number of accumulation units outstanding at end of period	289,513	344,699	382,560	339,023	351,282	321,037	21,034
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$17.58	$18.15	$15.63	$14.48	$11.79	$8.99	$9.98
Value at end of period	$11.69	$17.58	$18.15	$15.63	$14.48	$11.79	$8.99
Number of accumulation units outstanding at end of period	65,436	87,893	115,207	65,724	19,788	11,105	1,802
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$12.54	$12.90	$10.89	$10.84	$9.92	$7.61	$9.94
Value at end of period	$7.84	$12.54	$12.90	$10.89	$10.84	$9.92	$7.61
Number of accumulation units outstanding at end of period	12,825	15,715	25,095	21,354	36,068	32,122	487
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$15.53	$16.11	$14.06	$13.14	$10.91	$8.11	$10.00
Value at end of period	$11.32	$15.53	$16.11	$14.06	$13.14	$10.91	$8.11
Number of accumulation units outstanding at end of period	3,223	3,944	11,558	10,939	12,505	11,451	0
ING AMERICAN FUNDS BOND PORTFOLIO							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$9.93						
Value at end of period	$8.90						
Number of accumulation units outstanding at end of period	104,979						
ING AMERICAN FUNDS GROWTH PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$12.79	$11.53	$10.60	$9.95			
Value at end of period	$7.07	$12.79	$11.53	$10.60			
Number of accumulation units outstanding at end of period	281,821	219,886	260,069	16,580			
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$11.95	$11.52	$10.13	$9.76			
Value at end of period	$7.33	$11.95	$11.52	$10.13			
Number of accumulation units outstanding at end of period	152,202	121,485	149,129	17,020			
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$15.33	$12.94	$11.01	$10.14			
Value at end of period	$8.75	$15.33	$12.94	$11.01			
Number of accumulation units outstanding at end of period	323,097	271,710	214,094	64,347			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$18.82	$17.87	$15.62	$14.66	$11.54	$8.72	$10.00
Value at end of period	$10.97	$18.82	$17.87	$15.62	$14.66	$11.54	$8.72
Number of accumulation units outstanding at end of period	79,256	109,066	136,753	86,471	38,600	53,076	0
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO - CLASS I							
(Funds were first received in this option during April 2007)							
Value at beginning of period	$9.81	$10.03					
Value at end of period	$5.95	$9.81					
Number of accumulation units outstanding at end of period	14,973	15,122					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO - CLASS S							
(Funds were first received in this option during December 2006)							
Value at beginning of period	$11.00	$10.38	$10.49				
Value at end of period	$6.65	$11.00	$10.38				
Number of accumulation units outstanding at end of period	7,515	8,339	2,667				
ING DAVIS NEW YORK VENTURE PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$13.41	$12.98	$11.48	$11.14	$10.35	$7.41	$9.99
Value at end of period	$8.09	$13.41	$12.98	$11.48	$11.14	$10.35	$7.41
Number of accumulation units outstanding at end of period	24,864	22,458	32,878	30,426	40,561	44,075	1,232
ING DIVERSIFIED INTERNATIONAL FUND							
(Funds were first received in this option during February 2007)							
Value at beginning of period	$11.86	$10.97					
Value at end of period	$6.35	$11.86					
Number of accumulation units outstanding at end of period	2,319	2,325					
ING EVERGREEN OMEGA PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$13.17	$11.89	$11.34	$11.05			
Value at end of period	$9.47	$13.17	$11.89	$11.34			
Number of accumulation units outstanding at end of period	1,056	1,063	3,613	4,478			
ING FOCUS 5 PORTFOLIO							
(Funds were first received in this option during December 2008)							
Value at beginning of period	$6.42						
Value at end of period	$6.42						
Number of accumulation units outstanding at end of period	1,522						
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$10.42						
Value at end of period	$6.81						
Number of accumulation units outstanding at end of period	39,491						
ING GLOBAL REAL ESTATE PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$9.90						
Value at end of period	$5.72						
Number of accumulation units outstanding at end of period	160,122						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$10.39						
Value at end of period	$5.26						
Number of accumulation units outstanding at end of period	43,852						

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$17.98	$17.70	$15.31	$14.21	$11.88	$9.20	$10.00
Value at end of period	$11.95	$17.98	$17.70	$15.31	$14.21	$11.88	$9.20
Number of accumulation units outstanding at end of period	65,535	84,163	87,571	50,519	19,960	13,543	0
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$12.73	$13.08	$11.98	$11.70			
Value at end of period	$7.67	$12.73	$13.08	$11.98			
Number of accumulation units outstanding at end of period	4,080	6,628	7,816	4,707			
ING LEGG MASON VALUE PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$11.40	$12.22	$11.56	$10.90			
Value at end of period	$5.04	$11.40	$12.22	$11.56			
Number of accumulation units outstanding at end of period	20,107	26,023	33,854	15,922			
ING LEHMAN BROTHERS U.S. AGGREGATE BOND INDEX® PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$10.02						
Value at end of period	$10.25						
Number of accumulation units outstanding at end of period	13,014						
ING LIQUID ASSETS PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$19.17	$18.40	$17.72	$17.37	$17.34	$17.34	$17.22
Value at end of period	$19.49	$19.17	$18.40	$17.72	$17.37	$17.34	$17.34
Number of accumulation units outstanding at end of period	269,683	298,024	153,120	34,025	31,348	23,815	25,089
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during July 2008)							
Value at beginning of period	$9.01						
Value at end of period	$5.38						
Number of accumulation units outstanding at end of period	14,482						
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$30.38	$29.43	$26.49	$25.94	$23.52	$20.30	$21.55
Value at end of period	$23.41	$30.38	$29.43	$26.49	$25.94	$23.52	$20.30
Number of accumulation units outstanding at end of period	72,737	76,172	104,135	139,054	101,092	66,352	24,145
ING MFS UTILITIES PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$10.72						
Value at end of period	$6.59						
Number of accumulation units outstanding at end of period	30,849						
ING OPPENHEIMER GLOBAL PORTFOLIO - I CLASS							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$14.94	$14.12	$12.06	$10.06			
Value at end of period	$8.85	$14.94	$14.12	$12.06			
Number of accumulation units outstanding at end of period	116,365	158,013	231,483	335,304			
ING OPPENHEIMER GLOBAL PORTFOLIO - S CLASS							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$17.27	$16.36	$14.02	$12.47	$10.92	$8.35	$10.00
Value at end of period	$10.20	$17.27	$16.36	$14.02	$12.47	$10.92	$8.35
Number of accumulation units outstanding at end of period	176,964	200,451	271,980	125,557	11,617	3,128	223

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$11.72	$10.87	$10.12	$10.01			
Value at end of period	$9.80	$11.72	$10.87	$10.12			
Number of accumulation units outstanding at end of period	279,774	256,666	158,225	129,252			
ING OPPORTUNISTIC LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$12.21	$10.47	$10.30	$9.52	$8.96	$6.94	$9.87
Value at end of period	$6.76	$12.21	$10.47	$10.30	$9.52	$8.96	$6.94
Number of accumulation units outstanding at end of period	13,030	16,606	14,239	18,523	22,728	23,795	6,569
ING OPPORTUNISTIC LARGE CAP VALUE PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$11.08	$10.86	$9.45	$8.92	$8.18	$6.63	$9.05
Value at end of period	$7.06	$11.08	$10.86	$9.45	$8.92	$8.18	$6.63
Number of accumulation units outstanding at end of period	15,540	17,776	36,700	26,676	28,400	29,877	8,767
ING PIMCO CORE BOND PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$16.53	$15.28	$14.76	$14.51	$13.94	$13.41	$12.43
Value at end of period	$17.10	$16.53	$15.28	$14.76	$14.51	$13.94	$13.41
Number of accumulation units outstanding at end of period	60,562	32,054	18,781	19,134	15,494	22,526	11,209
ING PIMCO HIGH YIELD PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$11.65	$11.41	$10.56	$10.20			
Value at end of period	$8.96	$11.65	$11.41	$10.56			
Number of accumulation units outstanding at end of period	113,336	177,314	195,700	67,117			
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$13.06	$12.03	$11.65	$11.50	$11.11	$10.75	$10.00
Value at end of period	$12.94	$13.06	$12.03	$11.65	$11.50	$11.11	$10.75
Number of accumulation units outstanding at end of period	178,495	130,180	126,334	135,399	102,583	131,991	55,182
ING PIONEER FUND PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$13.33	$12.78	$11.03	$10.74			
Value at end of period	$8.63	$13.33	$12.78	$11.03			
Number of accumulation units outstanding at end of period	30,070	38,535	47,686	40,290			
ING PIONEER MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$12.78	$12.20	$10.94	$10.27			
Value at end of period	$8.48	$12.78	$12.20	$10.94			
Number of accumulation units outstanding at end of period	85,884	103,549	139,643	118,868			
ING SOLUTION 2015 PORTFOLIO							
(Funds were first received in this option during August 2005)							
Value at beginning of period	$12.23	$11.78	$10.72	$10.51			
Value at end of period	$8.88	$12.23	$11.78	$10.72			
Number of accumulation units outstanding at end of period	50,657	53,038	82,464	3,654			
ING SOLUTION 2025 PORTFOLIO							
(Funds were first received in this option during August 2005)							
Value at beginning of period	$12.70	$12.23	$10.94	$10.61			
Value at end of period	$8.34	$12.70	$12.23	$10.94			
Number of accumulation units outstanding at end of period	76,492	64,247	52,414	4,318			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
ING SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$13.14	$12.58	$11.10	$10.75			
Value at end of period	$8.22	$13.14	$12.58	$11.10			
Number of accumulation units outstanding at end of period	7,966	9,762	24,237	1,474			
ING SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during May 2006)							
Value at beginning of period	$13.56	$12.92	$12.16				
Value at end of period	$8.10	$13.56	$12.92				
Number of accumulation units outstanding at end of period	8,597	8,606	1,606				
ING SOLUTION INCOME PORTFOLIO							
(Funds were first received in this option during February 2006)							
Value at beginning of period	$11.50	$11.02	$10.39				
Value at end of period	$9.52	$11.50	$11.02				
Number of accumulation units outstanding at end of period	25,260	52,437	16,951				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$10.17						
Value at end of period	$7.30						
Number of accumulation units outstanding at end of period	190,714						
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$13.92	$12.41	$11.48	$10.61	$9.85	$6.86	$9.90
Value at end of period	$7.84	$13.92	$12.41	$11.48	$10.61	$9.85	$6.86
Number of accumulation units outstanding at end of period	52,948	56,820	74,242	37,655	27,168	32,473	0
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$12.94	$12.65	$10.70	$10.33			
Value at end of period	$8.26	$12.94	$12.65	$10.70			
Number of accumulation units outstanding at end of period	25,752	38,381	29,680	10,509			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$13.62	$12.52	$11.16	$10.62	$9.75	$7.52	$9.91
Value at end of period	$7.80	$13.62	$12.52	$11.16	$10.62	$9.75	$7.52
Number of accumulation units outstanding at end of period	107,501	133,890	153,128	174,765	166,665	173,019	18,694
ING TEMPLETON FOREIGN EQUITY PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$10.21						
Value at end of period	$6.29						
Number of accumulation units outstanding at end of period	51,256						
ING THORNBURG VALUE PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$11.99	$11.29	$9.76	$9.71	$8.69	$6.85	$9.91
Value at end of period	$7.15	$11.99	$11.29	$9.76	$9.71	$8.69	$6.85
Number of accumulation units outstanding at end of period	35,199	52,491	59,105	22,881	31,110	35,846	10,569
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$12.70	$12.68	$11.18	$10.33	$9.08	$7.35	$9.91
Value at end of period	$7.56	$12.70	$12.68	$11.18	$10.33	$9.08	$7.35
Number of accumulation units outstanding at end of period	19,728	29,474	33,090	13,249	9,007	7,245	0

	2008	**2007**	**2006**	**2005**	**2004**	**2003**	**2002**
ING VAN KAMPEN CAPITAL GROWTH PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$10.40						
Value at end of period	$5.52						
Number of accumulation units outstanding at end of period	73,981						
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$14.24	$14.68	$12.77	$12.43	$10.73	$8.34	$10.00
Value at end of period	$8.98	$14.24	$14.68	$12.77	$12.43	$10.73	$8.34
Number of accumulation units outstanding at end of period	65,309	128,460	166,991	180,683	142,628	89,527	4,738
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO - I CLASS							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$12.56	$12.22	$10.93	$10.06			
Value at end of period	$9.55	$12.56	$12.22	$10.93			
Number of accumulation units outstanding at end of period	182,051	230,012	249,753	305,069			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO - S CLASS							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$12.76	$12.45	$11.16	$10.43	$9.50	$7.54	$9.88
Value at end of period	$9.68	$12.76	$12.45	$11.16	$10.43	$9.50	$7.54
Number of accumulation units outstanding at end of period	273,912	356,547	365,656	132,381	10,731	7,594	297
ING VP BALANCED PORTFOLIO, INC.							
(Funds were first received in this option during September 2003)							
Value at beginning of period	$14.41	$13.78	$12.67	$12.27	$11.34	$10.00	
Value at end of period	$10.25	$14.41	$13.78	$12.67	$12.27	$11.34	
Number of accumulation units outstanding at end of period	54,572	71,174	112,784	103,794	104,648	71,914	
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
(Funds were first received in this option during August 2005)							
Value at beginning of period	$16.09	$13.64	$12.87	$11.70			
Value at end of period	$9.58	$16.09	$13.64	$12.87			
Number of accumulation units outstanding at end of period	7,915	10,631	11,674	3,984			
ING VP GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during September 2003)							
Value at beginning of period	$16.75	$15.75	$13.95	$13.02	$12.14	$10.00	
Value at end of period	$10.33	$16.75	$15.75	$13.95	$13.02	$12.14	
Number of accumulation units outstanding at end of period	251,002	145,542	150,140	110,132	93,560	124,019	
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO							
(Funds were first received in this option during April 2006)							
Value at beginning of period	$11.76	$10.95	$10.02				
Value at end of period	$6.56	$11.76	$10.95				
Number of accumulation units outstanding at end of period	107,326	140,156	71,104				
ING VP INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$12.29	$11.82	$10.42	$9.99	$9.13	$7.31	$9.41
Value at end of period	$7.64	$12.29	$11.82	$10.42	$9.99	$9.13	$7.31
Number of accumulation units outstanding at end of period	441,507	589,242	706,796	699,498	642,836	714,143	71,090
ING VP INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$16.28	$15.58	$14.39	$13.08	$11.32	$8.64	$9.92
Value at end of period	$10.06	$16.28	$15.58	$14.39	$13.08	$11.32	$8.64
Number of accumulation units outstanding at end of period	233,142	296,035	390,173	317,559	264,296	258,278	22,538

	2008	2007	2006	2005	2004	2003	2002
ING VP INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$15.79	$17.01	$15.10	$14.17	$11.73	$8.70	$10.12
Value at end of period	$10.39	$15.79	$17.01	$15.10	$14.17	$11.73	$8.70
Number of accumulation units outstanding at end of period	112,142	142,060	190,380	158,913	125,338	128,985	18,192
ING VP INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during September 2003)							
Value at beginning of period	$12.89	$12.29	$11.93	$11.68	$11.25	$10.00	
Value at end of period	$11.69	$12.89	$12.29	$11.93	$11.68	$11.25	
Number of accumulation units outstanding at end of period	451,149	423,111	453,380	207,458	102,679	113,933	
ING VP INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$19.67	$17.53	$13.71	$12.67	$10.91	$8.47	$10.01
Value at end of period	$11.26	$19.67	$17.53	$13.71	$12.67	$10.91	$8.47
Number of accumulation units outstanding at end of period	132,343	164,410	147,019	92,086	51,621	38,096	4,649
ING VP MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$15.75	$12.65	$11.84	$10.83	$9.82	$7.24	$9.85
Value at end of period	$9.73	$15.75	$12.65	$11.84	$10.83	$9.82	$7.24
Number of accumulation units outstanding at end of period	56,383	35,218	38,945	34,310	33,260	28,402	1,700
ING VP SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$15.44	$14.72	$12.78	$11.70	$10.33	$7.56	$9.95
Value at end of period	$10.54	$15.44	$14.72	$12.78	$11.70	$10.33	$7.56
Number of accumulation units outstanding at end of period	38,103	37,156	43,693	39,462	48,702	52,291	16,504
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$9.20	$8.44	$7.57	$7.00	$6.42	$4.67	$8.37
Value at end of period	$5.97	$9.20	$8.44	$7.57	$7.00	$6.42	$4.67
Number of accumulation units outstanding at end of period	32,671	27,152	33,355	25,336	16,344	19,261	3,071
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$15.12	$14.44	$13.45	$13.27			
Value at end of period	$11.42	$15.12	$14.44	$13.45			
Number of accumulation units outstanding at end of period	23,209	28,152	20,424	3,111			
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$18.15	$17.46	$15.58	$14.79			
Value at end of period	$11.49	$18.15	$17.46	$15.58			
Number of accumulation units outstanding at end of period	9,650	10,802	10,153	883			
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$16.63	$15.92	$14.48	$14.24			
Value at end of period	$11.46	$16.63	$15.92	$14.48			
Number of accumulation units outstanding at end of period	14,697	16,838	14,341	351			
ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$9.74						
Value at end of period	$6.12						
Number of accumulation units outstanding at end of period	39,611						

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$18.90	$19.32	$16.97	$16.32			
Value at end of period	$11.63	$18.90	$19.32	$16.97			
Number of accumulation units outstanding at end of period	26,846	25,199	20,003	2,471			
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$11.03	$10.06	$10.05	$10.01			
Value at end of period	$10.18	$11.03	$10.06	$10.05			
Number of accumulation units outstanding at end of period	179,788	64,973	52,652	18,256			
PIONEER EQUITY INCOME VCT PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$14.66	$14.69	$12.12	$11.58	$10.05	$8.28	$9.94
Value at end of period	$10.12	$14.66	$14.69	$12.12	$11.58	$10.05	$8.28
Number of accumulation units outstanding at end of period	216,782	232,135	216,456	134,598	70,739	55,947	15,836

Separate Account Annual Charges of 0.95 %

	2008	2007	2006	2005	2004	2003	2002
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$18.69	$16.09	$14.57	$12.61	$11.06	$8.71	$9.73
Value at end of period	$10.61	$18.69	$16.09	$14.57	$12.61	$11.06	$8.71
Number of accumulation units outstanding at end of period	151,254	173,521	196,871	801,875	551,666	40,201	4,124
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$13.94	$13.90	$11.70	$11.19	$10.16	$7.89	$9.61
Value at end of period	$7.90	$13.94	$13.90	$11.70	$11.19	$10.16	$7.89
Number of accumulation units outstanding at end of period	25,505	29,443	33,797	537,653	519,515	6,929	2,414
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$17.37	$17.96	$15.50	$14.39	$11.74	$8.97	$9.98
Value at end of period	$11.52	$17.37	$17.96	$15.50	$14.39	$11.74	$8.97
Number of accumulation units outstanding at end of period	16,718	19,781	24,704	12,027	10,156	8,955	137
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$12.39	$12.77	$10.80	$10.41			$9.94
Value at end of period	$7.73	$12.39	$12.77	$10.80			$7.60
Number of accumulation units outstanding at end of period	0	1,292	2,300	3,269			0
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$15.35	$15.96	$13.96	$13.07	$10.87	$8.10	$10.00
Value at end of period	$11.17	$15.35	$15.96	$13.96	$13.07	$10.87	$8.10
Number of accumulation units outstanding at end of period	2,690	3,080	3,124	3,737	2,297	864	215
ING AMERICAN FUNDS BOND PORTFOLIO							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$9.84						
Value at end of period	$8.89						
Number of accumulation units outstanding at end of period	18,380						

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
ING AMERICAN FUNDS GROWTH PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$12.73	$11.50	$10.59	$10.47			
Value at end of period	$7.03	$12.73	$11.50	$10.59			
Number of accumulation units outstanding at end of period	29,243	37,003	68,126	954,760			
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$11.89	$11.49	$10.12	$10.09			
Value at end of period	$7.28	$11.89	$11.49	$10.12			
Number of accumulation units outstanding at end of period	32,162	39,397	63,799	816,775			
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$15.26	$12.90	$11.00	$9.76			
Value at end of period	$8.70	$15.26	$12.90	$11.00			
Number of accumulation units outstanding at end of period	51,578	46,621	49,871	543,376			
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$18.61	$17.70	$15.51	$14.58	$11.51	$8.70	$10.00
Value at end of period	$10.83	$18.61	$17.70	$15.51	$14.58	$11.51	$8.70
Number of accumulation units outstanding at end of period	15,163	25,123	40,577	92,016	11,022	12,488	0
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO - CLASS S							
(Funds were first received in this option during December 2006)							
Value at beginning of period	$10.98	$10.38	$10.49				
Value at end of period	$6.62	$10.98	$10.38				
Number of accumulation units outstanding at end of period	5,213	6,933	3,023				
ING DAVIS NEW YORK VENTURE PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$13.25	$12.85	$11.39	$11.07	$10.31	$7.40	$9.99
Value at end of period	$7.98	$13.25	$12.85	$11.39	$11.07	$10.31	$7.40
Number of accumulation units outstanding at end of period	4,426	4,853	5,327	3,442	13	124	0
ING EVERGREEN OMEGA PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$13.10	$11.85	$11.33	$11.04			
Value at end of period	$9.40	$13.10	$11.85	$11.33			
Number of accumulation units outstanding at end of period	602	711	722	57,737			
ING FOCUS 5 PORTFOLIO							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$8.99						
Value at end of period	$6.42						
Number of accumulation units outstanding at end of period	10,043						
ING GLOBAL REAL ESTATE PORTFOLIO							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$8.31						
Value at end of period	$5.71						
Number of accumulation units outstanding at end of period	21,518						

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$9.95						
Value at end of period	$5.25						
Number of accumulation units outstanding at end of period	18,304						
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$17.77	$17.53	$15.19	$14.14	$11.84	$9.19	$10.00
Value at end of period	$11.79	$17.77	$17.53	$15.19	$14.14	$11.84	$9.19
Number of accumulation units outstanding at end of period	22,483	27,472	34,281	155,270	110,487	1,977	0
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$12.67	$13.03	$11.98				
Value at end of period	$7.61	$12.67	$13.03				
Number of accumulation units outstanding at end of period	1,295	1,366	4,707				
ING LEGG MASON VALUE PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$11.33	$12.17	$11.54	$10.72			
Value at end of period	$5.00	$11.33	$12.17	$11.54			
Number of accumulation units outstanding at end of period	7,433	8,072	9,681	331,355			
ING LEHMAN BROTHERS U.S. AGGREGATE BOND INDEX® PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$9.92						
Value at end of period	$10.24						
Number of accumulation units outstanding at end of period	3,535						
ING LIQUID ASSETS PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$18.45	$17.75	$17.12	$16.82	$16.82	$16.86	$16.78
Value at end of period	$18.72	$18.45	$17.75	$17.12	$16.82	$16.82	$16.86
Number of accumulation units outstanding at end of period	62,017	64,781	25,110	392,748	298,469	1,754	0
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$29.58	$28.71	$25.90	$25.41	$23.09	$19.96	$21.24
Value at end of period	$22.75	$29.58	$28.71	$25.90	$25.41	$23.09	$19.96
Number of accumulation units outstanding at end of period	11,141	19,038	19,950	449,947	288,602	231	414
ING MFS UTILITIES PORTFOLIO							
(Funds were first received in this option during August 2008)							
Value at beginning of period	$9.49						
Value at end of period	$6.58						
Number of accumulation units outstanding at end of period	1,534						
ING OPPENHEIMER GLOBAL PORTFOLIO - I CLASS							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$14.86	$14.07	$12.04	$10.06			
Value at end of period	$8.78	$14.86	$14.07	$12.04			
Number of accumulation units outstanding at end of period	7,172	8,236	13,180	161,425			
ING OPPENHEIMER GLOBAL PORTFOLIO - S CLASS							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$17.07	$16.21	$13.91	$12.40	$10.89	$8.34	$10.00
Value at end of period	$10.06	$17.07	$16.21	$13.91	$12.40	$10.89	$8.34
Number of accumulation units outstanding at end of period	43,121	53,750	67,695	80,754	46,615	1,761	0

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$11.65	$10.83	$10.11	$10.01			
Value at end of period	$9.73	$11.65	$10.83	$10.11			
Number of accumulation units outstanding at end of period	45,969	44,914	24,203	13,963			
ING OPPORTUNISTIC LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during October 2007)							
Value at beginning of period	$12.07	$12.26					
Value at end of period	$6.67	$12.07					
Number of accumulation units outstanding at end of period	4,324	5,428					
ING OPPORTUNISTIC LARGE CAP VALUE PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$10.93	$10.74	$9.37	$8.86	$8.14	$6.62	$9.04
Value at end of period	$6.95	$10.93	$10.74	$9.37	$8.86	$8.14	$6.62
Number of accumulation units outstanding at end of period	6,101	6,274	3,806	119,627	68,299	158	0
ING PIMCO CORE BOND PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$16.09	$14.91	$14.43	$14.22	$13.68	$13.19	$12.25
Value at end of period	$16.61	$16.09	$14.91	$14.43	$14.22	$13.68	$13.19
Number of accumulation units outstanding at end of period	16,667	3,208	3,510	677,488	530,901	4,579	7,405
ING PIMCO HIGH YIELD PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$11.59	$11.37	$10.54	$10.36			
Value at end of period	$8.89	$11.59	$11.37	$10.54			
Number of accumulation units outstanding at end of period	10,079	19,241	18,123	449,879			
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$12.91	$11.91	$11.57	$11.44	$11.07	$10.74	$10.00
Value at end of period	$12.76	$12.91	$11.91	$11.57	$11.44	$11.07	$10.74
Number of accumulation units outstanding at end of period	12,404	3,723	3,891	3,981	2,727	3,443	0
ING PIONEER FUND PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$13.26	$12.74	$11.01	$10.68			
Value at end of period	$8.57	$13.26	$12.74	$11.01			
Number of accumulation units outstanding at end of period	4,292	4,644	4,976	46,834			
ING PIONEER MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$12.71	$12.16	$10.93	$10.63			
Value at end of period	$8.42	$12.71	$12.16	$10.93			
Number of accumulation units outstanding at end of period	23,770	25,787	26,439	50,406			
ING SOLUTION 2015 PORTFOLIO							
(Funds were first received in this option during March 2006)							
Value at beginning of period	$12.17	$11.74	$11.00				
Value at end of period	$8.81	$12.17	$11.74				
Number of accumulation units outstanding at end of period	4,065	10,544	7,325				
ING SOLUTION 2025 PORTFOLIO							
(Funds were first received in this option during May 2006)							
Value at beginning of period	$12.63	$12.19	$11.63				
Value at end of period	$8.27	$12.63	$12.19				
Number of accumulation units outstanding at end of period	3,406	6,311	11,103				

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
ING SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during May 2006)							
Value at beginning of period	$13.07	$12.54	$11.45				
Value at end of period	$8.16	$13.07	$12.54				
Number of accumulation units outstanding at end of period	23,538	20,767	29,966				
ING SOLUTION INCOME PORTFOLIO							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$11.44	$10.98	$10.27				
Value at end of period	$9.45	$11.44	$10.98				
Number of accumulation units outstanding at end of period	5,285	10,639	6,916				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$10.35						
Value at end of period	$7.29						
Number of accumulation units outstanding at end of period	34,010						
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$13.76	$12.29	$11.39	$10.76	$9.81	$6.85	$9.90
Value at end of period	$7.73	$13.76	$12.29	$11.39	$9.81	$9.81	$6.85
Number of accumulation units outstanding at end of period	10,562	11,373	15,576	841	0	1,721	0
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$12.87	$12.61	$10.69	$10.34			
Value at end of period	$8.20	$12.87	$12.61	$10.69			
Number of accumulation units outstanding at end of period	16,030	16,404	17,474	262,026			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$13.46	$12.40	$11.07	$10.55	$9.71	$7.51	$9.91
Value at end of period	$7.69	$13.46	$12.40	$11.07	$10.55	$9.71	$7.51
Number of accumulation units outstanding at end of period	20,821	22,932	19,402	19,420	23,973	20,178	391
ING TEMPLETON FOREIGN EQUITY PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$10.20						
Value at end of period	$6.29						
Number of accumulation units outstanding at end of period	1,050						
ING THORNBURG VALUE PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$11.85	$11.18	$9.83				$9.91
Value at end of period	$7.05	$11.85	$11.18				$6.84
Number of accumulation units outstanding at end of period	5,675	6,625	5,538				0
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$12.55	$12.55	$11.09	$10.12			$9.91
Value at end of period	$7.46	$12.55	$12.55	$11.09			$7.33
Number of accumulation units outstanding at end of period	0	141	4,012	9,737			0
ING VAN KAMPEN CAPITAL GROWTH PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$10.40						
Value at end of period	$5.51						
Number of accumulation units outstanding at end of period	3,769						

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$14.08	$14.54	$12.67	$12.36	$10.69	$8.32	$10.00
Value at end of period	$8.86	$14.08	$14.54	$12.67	$12.36	$10.69	$8.32
Number of accumulation units outstanding at end of period	23,950	38,905	45,434	238,674	160,272	7,937	0
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO - I CLASS							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$12.49	$12.18	$10.91	$10.06			
Value at end of period	$9.48	$12.49	$12.18	$10.91			
Number of accumulation units outstanding at end of period	7,451	15,409	21,170	21,519			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO - S CLASS							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$12.61	$12.33	$11.07	$10.37	$9.83		$9.88
Value at end of period	$9.55	$12.61	$12.33	$11.07	$10.37		$7.52
Number of accumulation units outstanding at end of period	45,620	53,428	56,264	66,380	3,976		0
ING VP BALANCED PORTFOLIO, INC.							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$14.27	$13.68	$12.60	$12.22			
Value at end of period	$10.14	$14.27	$13.68	$12.60			
Number of accumulation units outstanding at end of period	7,381	6,915	6,892	5,025			
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$16.01	$13.60	$12.85	$11.98			
Value at end of period	$9.51	$16.01	$13.60	$12.85			
Number of accumulation units outstanding at end of period	4,010	4,787	3,893	519			
ING VP GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$16.59	$15.63	$13.88	$14.06			
Value at end of period	$10.22	$16.59	$15.63	$13.88			
Number of accumulation units outstanding at end of period	13,788	10,818	12,489	9,277			
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO							
(Funds were first received in this option during April 2006)							
Value at beginning of period	$11.72	$10.94	$10.02				
Value at end of period	$6.52	$11.72	$10.94				
Number of accumulation units outstanding at end of period	6,246	12,131	10,017				
ING VP INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$12.13	$11.69	$10.33	$9.92	$9.08	$7.28	$9.40
Value at end of period	$7.52	$12.13	$11.69	$10.33	$9.92	$9.08	$7.28
Number of accumulation units outstanding at end of period	48,227	59,345	54,908	450,474	418,924	31,451	2,369
ING VP INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$16.07	$15.41	$14.26	$12.99	$11.27	$8.61	$9.91
Value at end of period	$9.91	$16.07	$15.41	$14.26	$12.99	$11.27	$8.61
Number of accumulation units outstanding at end of period	37,692	53,690	67,317	553,807	517,452	32,539	5,073
ING VP INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$15.58	$16.82	$14.97	$14.07	$11.67	$8.68	$10.11
Value at end of period	$10.24	$15.58	$16.82	$14.97	$14.07	$11.67	$8.68
Number of accumulation units outstanding at end of period	8,670	13,654	22,702	397,971	336,053	3,911	1,382

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
ING VP INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during September 2003)							
Value at beginning of period	$12.75	$12.18	$11.84	$11.62	$11.21	$10.00	
Value at end of period	$11.53	$12.75	$12.18	$11.84	$11.62	$11.21	
Number of accumulation units outstanding at end of period	83,654	103,753	134,575	147,290	3,636	3,638	
ING VP INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$19.43	$17.35	$13.60	$12.59	$10.86	$8.45	$10.01
Value at end of period	$11.10	$19.43	$17.35	$13.60	$12.59	$10.86	$8.45
Number of accumulation units outstanding at end of period	22,384	27,043	32,902	18,570	917	1,154	289
ING VP MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during May 2006)							
Value at beginning of period	$15.56	$12.52	$12.19				
Value at end of period	$9.60	$15.56	$12.52				
Number of accumulation units outstanding at end of period	11,131	1,331	409				
ING VP SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$15.25	$14.57	$12.68	$11.63	$10.29	$7.54	$9.95
Value at end of period	$10.39	$15.25	$14.57	$12.68	$11.63	$10.29	$7.54
Number of accumulation units outstanding at end of period	15,959	6,268	6,377	1,625	543	4,207	4,208
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$9.07	$8.34	$7.49	$6.95	$5.82		$8.36
Value at end of period	$5.88	$9.07	$8.34	$7.49	$6.95		$4.66
Number of accumulation units outstanding at end of period	5,247	5,858	6,013	0	94		0
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$15.04	$14.39	$13.43	$13.28			
Value at end of period	$11.33	$15.04	$14.39	$13.43			
Number of accumulation units outstanding at end of period	17,331	19,112	6,577	4,946			
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO							
(Funds were first received in this option during August 2005)							
Value at beginning of period	$16.54	$15.87	$14.46	$14.37			
Value at end of period	$11.37	$16.54	$15.87	$14.46			
Number of accumulation units outstanding at end of period	4,079	985	1,120	1,272			
ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$9.68						
Value at end of period	$6.10						
Number of accumulation units outstanding at end of period	8,488						
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$18.80	$19.25	$16.95	$16.71			
Value at end of period	$11.55	$18.80	$19.25	$16.95			
Number of accumulation units outstanding at end of period	3,029	4,585	5,385	1,918			
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during August 2005)							
Value at beginning of period	$10.97	$10.02	$10.04	$9.98			
Value at end of period	$10.10	$10.97	$10.02	$10.04			
Number of accumulation units outstanding at end of period	50,391	18,399	24,624	7,579			

CFI 14

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
PIONEER EQUITY INCOME VCT PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$14.49	$14.55	$12.03	$11.51	$10.01	$8.27	$9.94
Value at end of period	$9.98	$14.49	$14.55	$12.03	$11.51	$10.01	$8.27
Number of accumulation units outstanding at end of period	30,144	37,918	36,105	30,986	31,860	27,693	5,737

Separate Account Annual Charges of 1.00%

	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during December 2003)						
Value at beginning of period	$19.59	$16.87	$15.29	$13.24	$11.62	$10.00
Value at end of period	$11.12	$19.59	$16.87	$15.29	$13.24	$11.62
Number of accumulation units outstanding at end of period	2,609,647	1,738,553	846,179	385,118	271,256	56,254
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$16.08	$16.03	$13.50	$12.92	$11.73	$10.00
Value at end of period	$9.10	$16.08	$16.03	$13.50	$12.92	$11.73
Number of accumulation units outstanding at end of period	622,078	527,371	306,045	189,793	212,082	33,633
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during January 2004)						
Value at beginning of period	$18.00	$18.63	$16.08	$14.94	$12.29	
Value at end of period	$11.94	$18.00	$18.63	$16.08	$14.94	
Number of accumulation units outstanding at end of period	335,195	227,462	82,464	36,876	23,539	
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO						
(Funds were first received in this option during December 2003)						
Value at beginning of period	$14.54	$14.99	$12.69	$12.66	$11.62	$10.00
Value at end of period	$9.07	$14.54	$14.99	$12.69	$12.66	$11.62
Number of accumulation units outstanding at end of period	19,831	15,883	21,039	23,574	12,503	2,220
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$16.66	$17.34	$15.17	$14.21	$11.83	$10.00
Value at end of period	$12.12	$16.66	$17.34	$15.17	$14.21	$11.83
Number of accumulation units outstanding at end of period	23,647	22,503	19,910	15,825	12,366	1,839
ING AMERICAN FUNDS BOND PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$10.04					
Value at end of period	$8.88					
Number of accumulation units outstanding at end of period	797,010					
ING AMERICAN FUNDS GROWTH PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$12.72	$11.49	$10.59	$9.62		
Value at end of period	$7.01	$12.72	$11.49	$10.59		
Number of accumulation units outstanding at end of period	3,283,375	1,840,857	395,120	64,458		
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$11.88	$11.48	$10.12	$9.89		
Value at end of period	$7.27	$11.88	$11.48	$10.12		
Number of accumulation units outstanding at end of period	2,090,037	1,344,331	217,476	55,034		

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$15.24	$12.89	$11.00	$10.15		
Value at end of period	$8.68	$15.24	$12.89	$11.00		
Number of accumulation units outstanding at end of period	2,416,919	1,464,666	459,465	59,588		
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$18.55	$17.66	$15.48	$14.56	$11.49	$10.00
Value at end of period	$10.79	$18.55	$17.66	$15.48	$14.56	$11.49
Number of accumulation units outstanding at end of period	501,751	341,743	111,461	48,843	37,769	15,936
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO - CLASS I						
(Funds were first received in this option during April 2007)						
Value at beginning of period	$9.80	$10.03				
Value at end of period	$5.92	$9.80				
Number of accumulation units outstanding at end of period	5,753	7,756				
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO - CLASS S						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$11.68	$11.05	$11.17			
Value at end of period	$7.04	$11.68	$11.05			
Number of accumulation units outstanding at end of period	105,789	73,825	223			
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$15.21	$14.75	$13.09	$12.72	$11.85	$10.00
Value at end of period	$9.15	$15.21	$14.75	$13.09	$12.72	$11.85
Number of accumulation units outstanding at end of period	218,068	154,471	24,882	24,007	25,625	11,591
ING EVERGREEN OMEGA PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$13.08	$11.84	$11.32	$11.03		
Value at end of period	$9.38	$13.08	$11.84	$11.32		
Number of accumulation units outstanding at end of period	14,954	5,798	570	571		
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during December 2003)						
Value at beginning of period	$17.15	$16.92	$14.67	$13.66	$11.44	$10.00
Value at end of period	$11.37	$17.15	$16.92	$14.67	$13.66	$11.44
Number of accumulation units outstanding at end of period	216,162	186,009	76,899	20,517	12,422	1,331
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$12.65	$13.02	$12.63			
Value at end of period	$7.59	$12.65	$13.02			
Number of accumulation units outstanding at end of period	26,070	19,653	7,017			
ING LEGG MASON VALUE PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$11.32	$12.16	$11.54	$10.72		
Value at end of period	$4.99	$11.32	$12.16	$11.54		
Number of accumulation units outstanding at end of period	47,879	39,643	15,582	21,528		
ING LEHMAN BROTHERS U.S. AGGREGATE BOND INDEX® PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.05					
Value at end of period	$10.23					
Number of accumulation units outstanding at end of period	174,461					

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003
ING LIQUID ASSETS PORTFOLIO						
(Funds were first received in this option during December 2003)						
Value at beginning of period	$10.93	$10.52	$10.15	$9.98	$9.99	$10.00
Value at end of period	$11.09	$10.93	$10.52	$10.15	$9.98	$9.99
Number of accumulation units outstanding at end of period	2,579,107	2,670,718	364,855	334,813	407,476	33,869
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$13.96	$13.56	$12.24	$12.01	$10.92	$10.00
Value at end of period	$10.73	$13.96	$13.56	$12.24	$12.01	$10.92
Number of accumulation units outstanding at end of period	370,388	362,569	191,421	268,091	284,682	60,823
ING OPPENHEIMER GLOBAL PORTFOLIO - I CLASS						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$14.84	$14.06	$12.04	$10.06		
Value at end of period	$8.77	$14.84	$14.06	$12.04		
Number of accumulation units outstanding at end of period	112,910	138,312	191,418	268,702		
ING OPPENHEIMER GLOBAL PORTFOLIO - S CLASS						
(Funds were first received in this option during January 2004)						
Value at beginning of period	$18.62	$17.69	$15.19	$13.54	$12.42	
Value at end of period	$10.97	$18.62	$17.69	$15.19	$13.54	
Number of accumulation units outstanding at end of period	528,888	450,324	189,911	39,128	2,676	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$11.64	$10.83	$10.10	$10.01		
Value at end of period	$9.71	$11.64	$10.83	$10.10		
Number of accumulation units outstanding at end of period	462,364	459,240	142,071	111,177		
ING OPPORTUNISTIC LARGE CAP GROWTH PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$15.50	$13.32	$13.13	$12.16	$11.49	$10.00
Value at end of period	$8.56	$15.50	$13.32	$13.13	$12.16	$11.49
Number of accumulation units outstanding at end of period	18,250	15,795	8,920	6,753	6,239	1,580
ING OPPORTUNISTIC LARGE CAP VALUE PORTFOLIO						
(Funds were first received in this option during April 2004)						
Value at beginning of period	$15.39	$15.12	$13.20	$12.48	$11.73	
Value at end of period	$9.78	$15.39	$15.12	$13.20	$12.48	
Number of accumulation units outstanding at end of period	22,072	29,474	3,687	9,749	2,015	
ING PIMCO CORE BOND PORTFOLIO						
(Funds were first received in this option during December 2003)						
Value at beginning of period	$12.06	$11.18	$10.82	$10.67	$10.41	$10.00
Value at end of period	$12.44	$12.06	$11.18	$10.82	$10.67	$10.41
Number of accumulation units outstanding at end of period	1,348,558	803,489	31,839	78,592	89,251	1,063
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$11.57	$11.36	$10.54	$10.44		
Value at end of period	$8.88	$11.57	$11.36	$10.54		
Number of accumulation units outstanding at end of period	217,608	241,186	68,484	72,101		
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$11.91	$10.99	$10.68	$10.56	$10.23	$10.00
Value at end of period	$11.76	$11.91	$10.99	$10.68	$10.56	$10.23
Number of accumulation units outstanding at end of period	405,275	187,300	74,753	57,541	48,780	8,451

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003
ING PIONEER FUND PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$13.24	$12.73	$11.01	$10.68		
Value at end of period	$8.55	$13.24	$12.73	$11.01		
Number of accumulation units outstanding at end of period	143,995	81,210	42,725	9,665		
ING PIONEER MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$12.69	$12.15	$10.93	$10.34		
Value at end of period	$8.41	$12.69	$12.15	$10.93		
Number of accumulation units outstanding at end of period	574,694	439,052	116,331	349,935		
ING RUSSELL™ MID CAP INDEX PORTFOLIO						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$10.55					
Value at end of period	$6.15					
Number of accumulation units outstanding at end of period	4,222					
ING SMALLCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during October 2003)						
Value at beginning of period	$17.06	$15.69	$14.11	$13.09	$12.02	$10.00
Value at end of period	$11.04	$17.06	$15.69	$14.11	$13.09	$12.02
Number of accumulation units outstanding at end of period	68,492	17,518	5,922	11,873	15,225	12,567
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during October 2005)						
Value at beginning of period	$12.15	$11.73	$10.70	$10.37		
Value at end of period	$8.80	$12.15	$11.73	$10.70		
Number of accumulation units outstanding at end of period	955,851	474,713	95,392	14,962		
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$12.62	$12.18	$11.18			
Value at end of period	$8.26	$12.62	$12.18			
Number of accumulation units outstanding at end of period	830,584	311,792	115,424			
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$13.06	$12.52	$11.08	$10.66		
Value at end of period	$8.14	$13.06	$12.52	$11.08		
Number of accumulation units outstanding at end of period	703,014	412,432	63,845	272		
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$13.47	$12.86	$11.29	$10.96		
Value at end of period	$8.02	$13.47	$12.86	$11.29		
Number of accumulation units outstanding at end of period	61,882	40,722	4,265	429		
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$11.43	$10.97	$10.45			
Value at end of period	$9.43	$11.43	$10.97			
Number of accumulation units outstanding at end of period	375,155	245,892	14,781			
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$16.84	$15.06	$13.96	$12.94	$12.04	$10.00
Value at end of period	$9.46	$16.84	$15.06	$13.96	$12.94	$12.04
Number of accumulation units outstanding at end of period	183,107	83,768	38,635	17,356	17,517	17,688

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$12.85	$12.60	$10.68	$10.24		
Value at end of period	$8.18	$12.85	$12.60	$10.68		
Number of accumulation units outstanding at end of period	426,558	275,482	67,732	1,282,187		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$15.93	$14.68	$13.12	$12.51	$11.51	$10.00
Value at end of period	$9.09	$15.93	$14.68	$13.12	$12.51	$11.51
Number of accumulation units outstanding at end of period	243,928	191,979	96,215	54,334	43,509	23,821
ING THORNBURG VALUE PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$15.42	$14.56	$12.62	$12.59	$11.29	$10.00
Value at end of period	$9.18	$15.42	$14.56	$12.62	$12.59	$11.29
Number of accumulation units outstanding at end of period	46,149	42,012	10,044	3,259	10,060	7,006
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$15.57	$15.59	$13.77	$12.76	$11.25	$10.00
Value at end of period	$9.25	$15.57	$15.59	$13.77	$12.76	$11.25
Number of accumulation units outstanding at end of period	50,963	47,206	20,921	5,459	2,607	376
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during October 2003)						
Value at beginning of period	$15.22	$15.73	$13.71	$13.39	$11.58	$10.00
Value at end of period	$9.57	$15.22	$15.73	$13.71	$13.39	$11.58
Number of accumulation units outstanding at end of period	277,870	299,163	221,441	186,953	159,722	68,495
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO - I CLASS						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$12.48	$12.17	$10.91	$10.06		
Value at end of period	$9.46	$12.48	$12.17	$10.91		
Number of accumulation units outstanding at end of period	16,203	20,963	29,556	33,096		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO - S CLASS						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$15.26	$14.92	$13.41	$12.57	$11.48	$10.00
Value at end of period	$11.55	$15.26	$14.92	$13.41	$12.57	$11.48
Number of accumulation units outstanding at end of period	736,747	729,065	340,065	78,983	7,449	758
ING VP BALANCED PORTFOLIO, INC.						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$13.89	$13.33	$12.28	$11.93	$11.05	$10.00
Value at end of period	$9.87	$13.89	$13.33	$12.28	$11.93	$11.05
Number of accumulation units outstanding at end of period	230,199	191,757	123,350	119,146	136,377	33,289
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO						
(Funds were first received in this option during August 2005)						
Value at beginning of period	$15.98	$13.58	$12.85	$11.72		
Value at end of period	$9.49	$15.98	$13.58	$12.85		
Number of accumulation units outstanding at end of period	95,314	35,920	3,233	495		
ING VP GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$15.78	$14.88	$13.22	$12.37	$11.55	$10.00
Value at end of period	$9.72	$15.78	$14.88	$13.22	$12.37	$11.55
Number of accumulation units outstanding at end of period	292,483	220,031	113,210	40,801	36,511	11,076

	2008	2007	2006	2005	2004	2003
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$11.71	$10.94	$10.02			
Value at end of period	$6.51	$11.71	$10.94			
Number of accumulation units outstanding at end of period	287,615	282,656	84,571			
ING VP INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$15.31	$14.76	$13.05	$12.53	$11.48	$10.00
Value at end of period	$9.49	$15.31	$14.76	$13.05	$12.53	$11.48
Number of accumulation units outstanding at end of period	347,967	334,862	264,313	190,007	176,155	82,960
ING VP INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$16.90	$16.21	$15.01	$13.68	$11.87	$10.00
Value at end of period	$10.42	$16.90	$16.21	$15.01	$13.68	$11.87
Number of accumulation units outstanding at end of period	451,301	383,276	284,157	182,262	167,574	34,454
ING VP INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$15.97	$17.26	$15.36	$14.45	$11.99	$10.00
Value at end of period	$10.49	$15.97	$17.26	$15.36	$14.45	$11.99
Number of accumulation units outstanding at end of period	211,659	225,294	164,081	116,762	102,531	23,838
ING VP INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$11.75	$11.23	$10.93	$10.72	$10.36	$10.00
Value at end of period	$10.62	$11.75	$11.23	$10.93	$10.72	$10.36
Number of accumulation units outstanding at end of period	4,087,996	3,097,195	816,196	196,383	115,446	12,127
ING VP INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$21.52	$19.23	$15.08	$13.97	$12.05	$10.00
Value at end of period	$12.29	$21.52	$19.23	$15.08	$13.97	$12.05
Number of accumulation units outstanding at end of period	407,630	308,600	121,448	64,182	33,591	8,311
ING VP MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$18.51	$14.90	$13.99	$12.83	$11.66	$10.00
Value at end of period	$11.41	$18.51	$14.90	$13.99	$12.83	$11.66
Number of accumulation units outstanding at end of period	258,709	46,761	8,988	5,663	8,666	121
ING VP SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$17.52	$16.75	$14.57	$13.37	$11.84	$10.00
Value at end of period	$11.93	$17.52	$16.75	$14.57	$13.37	$11.84
Number of accumulation units outstanding at end of period	211,209	69,019	48,264	29,546	28,245	11,108
ING VP SMALLCAP OPPORTUITIES PORTFOLIO						
(Funds were first received in this option during October 2003)						
Value at beginning of period	$17.06	$15.69	$14.11	$13.09	$12.02	$10.00
Value at end of period	$11.04	$17.06	$15.69	$14.11	$13.09	$12.02
Number of accumulation units outstanding at end of period	68,492	20,519	12,443	11,873	15,225	12,567
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during August 2005)						
Value at beginning of period	$15.02	$14.38	$13.43	$13.29		
Value at end of period	$11.31	$15.02	$14.38	$13.43		
Number of accumulation units outstanding at end of period	51,178	35,099	10,595	727		

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003

ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO
(Funds were first received in this option during August 2005)

	2008	2007	2006	2005	2004	2003
Value at beginning of period	$18.03	$17.38	$15.55	$15.13		
Value at end of period	$11.39	$18.03	$17.38	$15.55		
Number of accumulation units outstanding at end of period	13,948	9,397	2,534	639		

ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO
(Funds were first received in this option during October 2005)

	2008	2007	2006	2005	2004	2003
Value at beginning of period	$16.52	$15.86	$14.46	$14.02		
Value at end of period	$11.35	$16.52	$15.86	$14.46		
Number of accumulation units outstanding at end of period	15,514	19,320	13,646	12,107		

ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO
(Funds were first received in this option during February 2008)

	2008	2007	2006	2005	2004	2003
Value at beginning of period	$10.15					
Value at end of period	$6.10					
Number of accumulation units outstanding at end of period	46,058					

OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA
(Funds were first received in this option during August 2005)

	2008	2007	2006	2005	2004	2003
Value at beginning of period	$18.78	$19.24	$16.95	$16.21		
Value at end of period	$11.52	$18.78	$19.24	$16.95		
Number of accumulation units outstanding at end of period	34,471	33,785	14,877	825		

PIMCO VIT REAL RETURN PORTFOLIO
(Funds were first received in this option during July 2005)

	2008	2007	2006	2005	2004	2003
Value at beginning of period	$10.96	$10.01	$10.03	$9.89		
Value at end of period	$10.08	$10.96	$10.01	$10.03		
Number of accumulation units outstanding at end of period	403,614	106,006	33,775	4,131		

PIONEER EQUITY INCOME VCT PORTFOLIO
(Funds were first received in this option during August 2003)

	2008	2007	2006	2005	2004	2003
Value at beginning of period	$16.39	$16.47	$13.62	$13.04	$11.35	$10.00
Value at end of period	$11.28	$16.39	$16.47	$13.62	$13.04	$11.35
Number of accumulation units outstanding at end of period	713,197	522,403	187,682	59,289	11,729	2,083

Separate Account Annual Charges of 1.10 %

	2008	2007	2006	2005	2004	2003	2002

FIDELITY® VIP CONTRAFUND® PORTFOLIO
(Funds were first received in this option during January 2002)

	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$18.51	$15.96	$14.48	$12.55	$11.02	$8.69	$9.72
Value at end of period	$10.49	$18.51	$15.96	$14.48	$12.55	$11.02	$8.69
Number of accumulation units outstanding at end of period	86,121	110,156	121,820	31,128	8,167	9,123	538

FIDELITY® VIP EQUITY-INCOME PORTFOLIO
(Funds were first received in this option during January 2002)

	2008	2007	2006	2005	2004	2003	2002
Value at beginning of period	$13.81	$13.79	$11.62	$11.13	$10.12	$7.87	$9.60
Value at end of period	$7.81	$13.81	$13.79	$11.62	$11.13	$10.12	$7.87
Number of accumulation units outstanding at end of period	32,253	37,783	36,354	23,542	3,418	3,417	749

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$17.21	$17.83	$15.41	$15.27			$9.98
Value at end of period	$11.40	$17.21	$17.83	$15.41			$8.96
Number of accumulation units outstanding at end of period	8,901	11,590	12,150	11,321			0
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$12.28	$12.67	$10.74	$10.72	$9.85	$7.58	$9.94
Value at end of period	$7.65	$12.28	$12.67	$10.74	$10.72	$9.85	$7.58
Number of accumulation units outstanding at end of period	344	304	303	0	1,106	1,097	0
ING AMERICAN FUNDS BOND PORTFOLIO							
(Funds were first received in this option during August 2008)							
Value at beginning of period	$9.69						
Value at end of period	$8.87						
Number of accumulation units outstanding at end of period	21,168						
ING AMERICAN FUNDS GROWTH PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$16.36	$14.80	$13.65	$12.62			
Value at end of period	$9.01	$16.36	$14.80	$13.65			
Number of accumulation units outstanding at end of period	47,047	64,971	78,726	25,553			
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$14.57	$14.10	$12.44	$11.84			
Value at end of period	$8.91	$14.57	$14.10	$12.44			
Number of accumulation units outstanding at end of period	47,612	58,561	63,105	7,933			
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$22.56	$19.10	$16.32	$15.62			
Value at end of period	$12.84	$22.56	$19.10	$16.32			
Number of accumulation units outstanding at end of period	12,963	13,046	13,379	824			
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$18.45	$17.58	$15.42	$14.53	$11.48	$8.70	$10.00
Value at end of period	$10.72	$18.45	$17.58	$15.42	$14.53	$11.48	$8.70
Number of accumulation units outstanding at end of period	5,406	7,298	12,438	7,212	463	501	0
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO - CLASS S							
(Funds were first received in this option during December 2006)							
Value at beginning of period	$10.96	$10.38	$10.49				
Value at end of period	$6.60	$10.96	$10.38				
Number of accumulation units outstanding at end of period	11,417	11,316	1,732				
ING DAVIS NEW YORK VENTURE PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$13.13	$12.75	$11.32	$11.41			$9.99
Value at end of period	$7.89	$13.13	$12.75	$11.32			$7.38
Number of accumulation units outstanding at end of period	0	352	516	204			0
ING EVERGREEN OMEGA PORTFOLIO							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$13.05	$11.82	$11.32	$11.51			
Value at end of period	$9.35	$13.05	$11.82	$11.32			
Number of accumulation units outstanding at end of period	279	323	343	317			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
ING GLOBAL REAL ESTATE PORTFOLIO							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$8.30						
Value at end of period	$5.70						
Number of accumulation units outstanding at end of period	6,800						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$10.11						
Value at end of period	$5.24						
Number of accumulation units outstanding at end of period	5,814						
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$17.62	$17.41	$15.11	$15.09			$10.00
Value at end of period	$11.67	$17.62	$17.41	$15.11			$9.18
Number of accumulation units outstanding at end of period	5,840	10,630	9,961	3,129			0
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$13.60	$14.02	$12.88	$12.33			
Value at end of period	$8.16	$13.60	$14.02	$12.88			
Number of accumulation units outstanding at end of period	4,569	4,525	5,341	1,138			
ING LEGG MASON VALUE PORTFOLIO							
(Funds were first received in this option during August 2005)							
Value at beginning of period	$9.94	$10.70	$10.16	$9.77			
Value at end of period	$4.38	$9.94	$10.70	$10.16			
Number of accumulation units outstanding at end of period	2,623	3,882	15,696	7,230			
ING LEHMAN BROTHERS U.S. AGGREGATE BOND INDEX® PORTFOLIO							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$10.00						
Value at end of period	$10.22						
Number of accumulation units outstanding at end of period	910						
ING LIQUID ASSETS PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$17.93	$17.28	$16.69	$16.50			$16.45
Value at end of period	$18.17	$17.93	$17.28	$16.69			$16.51
Number of accumulation units outstanding at end of period	20,586	19,582	12,197	1,000			0
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$28.99	$28.19	$25.46	$25.02	$22.77	$19.72	$21.01
Value at end of period	$22.27	$28.99	$28.19	$25.46	$25.02	$22.77	$19.72
Number of accumulation units outstanding at end of period	19,745	21,039	23,098	12,268	4,413	3,200	0
ING OPPENHEIMER GLOBAL PORTFOLIO - I CLASS							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$14.79	$14.04	$12.03	$10.06			
Value at end of period	$8.73	$14.79	$14.04	$12.03			
Number of accumulation units outstanding at end of period	1,261	1,261	4,171	6,672			
ING OPPENHEIMER GLOBAL PORTFOLIO - S CLASS							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$16.93	$16.09	$13.84	$12.23			$10.00
Value at end of period	$9.96	$16.93	$16.09	$13.84			$8.33
Number of accumulation units outstanding at end of period	29,436	38,005	49,555	25,663			0

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$11.61	$10.81	$10.10	$10.01			
Value at end of period	$9.67	$11.61	$10.81	$10.10			
Number of accumulation units outstanding at end of period	7,112	8,147	9,614	5,235			
ING OPPORTUNISTIC LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during January 2007)							
Value at beginning of period	$11.96	$10.57					
Value at end of period	$6.60	$11.96					
Number of accumulation units outstanding at end of period	2,439	2,183					
ING PIMCO CORE BOND PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$15.78	$14.64	$14.20				$12.12
Value at end of period	$16.26	$15.78	$14.64				$13.03
Number of accumulation units outstanding at end of period	2,755	1,735	1,799				0
ING PIMCO HIGH YIELD PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$11.54	$11.35	$10.53	$10.40			
Value at end of period	$8.84	$11.54	$11.35	$10.53			
Number of accumulation units outstanding at end of period	15,574	17,386	15,686	1,439			
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$12.80	$11.83	$11.50	$11.39	$11.04	$10.73	$10.00
Value at end of period	$12.64	$12.80	$11.83	$11.50	$11.39	$11.04	$10.73
Number of accumulation units outstanding at end of period	4,649	5,609	5,380	2,507	1,151	1,151	0
ING PIONEER FUND PORTFOLIO							
(Funds were first received in this option during June 2005)							
Value at beginning of period	$13.20	$12.71	$11.00	$10.43			
Value at end of period	$8.52	$13.20	$12.71	$11.00			
Number of accumulation units outstanding at end of period	0	435	1,163	807			
ING PIONEER MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$12.66	$12.13	$10.92	$10.86			
Value at end of period	$8.37	$12.66	$12.13	$10.92			
Number of accumulation units outstanding at end of period	12,720	18,770	17,805	17,745			
ING SOLUTION 2015 PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$12.12	$11.71	$10.69	$10.39			
Value at end of period	$8.76	$12.12	$11.71	$10.69			
Number of accumulation units outstanding at end of period	26,283	36,351	36,516	15,279			
ING SOLUTION 2025 PORTFOLIO							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$12.58	$12.16	$11.16				
Value at end of period	$8.23	$12.58	$12.16				
Number of accumulation units outstanding at end of period	844	877	888				
ING SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during September 2006)							
Value at beginning of period		$12.84	$12.00				
Value at end of period		$13.44	$12.84				
Number of accumulation units outstanding at end of period		0	10,191				

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
ING SOLUTION INCOME PORTFOLIO							
(Funds were first received in this option during October 2007)							
Value at beginning of period	$11.40	$11.53					
Value at end of period	$9.39	$11.40					
Number of accumulation units outstanding at end of period	2,798	2,796					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Funds were first received in this option during August 2008)							
Value at beginning of period	$9.70						
Value at end of period	$7.28						
Number of accumulation units outstanding at end of period	1,665						
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$13.63	$12.20	$11.95		$9.78	$6.84	$9.90
Value at end of period	$7.65	$13.63	$12.20		$9.90	$9.78	$6.84
Number of accumulation units outstanding at end of period	3,456	3,457	3,522		0	439	0
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$12.82	$12.58	$10.68	$10.25			
Value at end of period	$8.15	$12.82	$12.58	$10.68			
Number of accumulation units outstanding at end of period	55,956	56,464	50,900	11,952			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$13.34	$12.30	$11.01	$10.51	$9.68	$7.50	$9.91
Value at end of period	$7.60	$13.34	$12.30	$11.01	$10.51	$9.68	$7.50
Number of accumulation units outstanding at end of period	13,434	20,025	11,264	1,294	1,607	1,595	0
ING TEMPLETON FOREIGN EQUITY PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$10.20						
Value at end of period	$6.28						
Number of accumulation units outstanding at end of period	6,283						
ING THORNBURG VALUE PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$11.74	$11.09	$9.77				$9.91
Value at end of period	$6.98	$11.74	$11.09				$6.83
Number of accumulation units outstanding at end of period	3,946	4,078	4,200				0
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$12.44	$12.46	$11.02	$10.22	$9.02	$7.32	$9.91
Value at end of period	$7.38	$12.44	$12.46	$11.02	$10.22	$9.02	$7.32
Number of accumulation units outstanding at end of period	17,652	17,301	18,074	8,461	2,042	2,041	0
ING VAN KAMPEN CAPITAL GROWTH PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$10.40						
Value at end of period	$5.50						
Number of accumulation units outstanding at end of period	1,503						
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$13.96	$14.44	$12.60	$12.31	$11.27		$10.00
Value at end of period	$8.77	$13.96	$14.44	$12.60	$12.31		$8.32
Number of accumulation units outstanding at end of period	16,939	21,660	24,727	4,552	1,637		0

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO - I CLASS							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$12.44	$12.15	$10.90	$10.06			
Value at end of period	$9.43	$12.44	$12.15	$10.90			
Number of accumulation units outstanding at end of period	5,414	5,416	5,415	5,416			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO - S CLASS							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$12.50	$12.23	$11.00	$10.74			$9.88
Value at end of period	$9.45	$12.50	$12.23	$11.00			$7.51
Number of accumulation units outstanding at end of period	38,897	48,789	57,352	34,481			0
ING VP BALANCED PORTFOLIO, INC.							
(Funds were first received in this option during September 2003)							
Value at beginning of period	$14.17	$13.61	$12.55	$12.20	$11.31	$10.00	
Value at end of period	$10.05	$14.17	$13.61	$12.55	$12.20	$11.31	
Number of accumulation units outstanding at end of period	13,190	15,208	17,742	13,357	1,296	1,273	
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$15.94	$13.56	$12.84	$12.73			
Value at end of period	$9.45	$15.94	$13.56	$12.84			
Number of accumulation units outstanding at end of period	10,112	10,654	12,983	447			
ING VP GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$16.47	$15.55	$13.82	$13.22			
Value at end of period	$10.13	$16.47	$15.55	$13.82			
Number of accumulation units outstanding at end of period	12,283	13,618	14,396	5,517			
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO							
(Funds were first received in this option during April 2006)							
Value at beginning of period	$11.69	$10.93	$10.02				
Value at end of period	$6.50	$11.69	$10.93				
Number of accumulation units outstanding at end of period	7,472	12,180	9,405				
ING VP INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$12.01	$11.59	$10.26	$9.86	$9.05	$7.27	$9.39
Value at end of period	$7.44	$12.01	$11.59	$10.26	$9.86	$9.05	$7.27
Number of accumulation units outstanding at end of period	16,874	17,231	16,698	2,654	2,520	10,670	564
ING VP INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$15.91	$15.28	$14.16	$12.92	$11.23	$8.59	$9.90
Value at end of period	$9.80	$15.91	$15.28	$14.16	$12.92	$11.23	$8.59
Number of accumulation units outstanding at end of period	9,834	13,262	17,014	7,027	2,520	1,568	481
ING VP INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$15.43	$16.69	$14.87	$14.05	$11.63	$8.66	$10.11
Value at end of period	$10.12	$15.43	$16.69	$14.87	$12.24	$11.63	$8.66
Number of accumulation units outstanding at end of period	4,556	4,701	5,994	836	0	542	0
ING VP INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during October 2004)							
Value at beginning of period	$12.64	$12.09	$11.78	$11.57	$11.53		
Value at end of period	$11.42	$12.64	$12.09	$11.78	$11.57		
Number of accumulation units outstanding at end of period	27,344	43,725	38,570	4,476	925		

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
ING VP INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$19.26	$17.22	$13.52	$12.53	$11.81		$10.01
Value at end of period	$10.99	$19.26	$17.22	$13.52	$12.53		$8.44
Number of accumulation units outstanding at end of period	12,551	18,517	19,176	2,353	568		0
ING VP MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$15.42	$12.43	$12.95				$9.85
Value at end of period	$9.50	$15.42	$12.43				$7.21
Number of accumulation units outstanding at end of period	1,409	1,213	1,179				0
ING VP SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$15.12	$14.46	$12.60	$11.58	$10.26	$7.53	$9.95
Value at end of period	$10.28	$15.12	$14.46	$12.60	$11.58	$10.26	$7.53
Number of accumulation units outstanding at end of period	3,638	3,743	3,843	2,162	2,964	3,101	0
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during October 2007)							
Value at beginning of period	$14.98	$15.09					
Value at end of period	$11.27	$14.98					
Number of accumulation units outstanding at end of period	2,137	2,137					
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$17.98	$17.35	$15.54	$15.61			
Value at end of period	$11.35	$17.98	$17.35	$15.54			
Number of accumulation units outstanding at end of period	612	932	946	322			
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$16.48	$15.83	$14.45	$13.88			
Value at end of period	$11.31	$16.48	$15.83	$14.45			
Number of accumulation units outstanding at end of period	2,832	3,724	5,714	2,644			
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$18.73	$19.20	$16.93	$17.10			
Value at end of period	$11.48	$18.73	$19.20	$16.93			
Number of accumulation units outstanding at end of period	867	980	1,482	123			
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$10.93	$10.00	$10.03	$9.99			
Value at end of period	$10.05	$10.93	$10.00	$10.03			
Number of accumulation units outstanding at end of period	2,540	2,308	2,268	3,823			
PIONEER EQUITY INCOME VCT PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$14.36	$14.44	$11.95	$11.45	$9.98	$8.25	$9.94
Value at end of period	$9.87	$14.36	$14.44	$11.95	$11.45	$9.98	$8.25
Number of accumulation units outstanding at end of period	24,245	27,908	24,210	9,715	4,026	3,655	0

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.20%

	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during December 2003)						
Value at beginning of period	$19.42	$16.76	$15.22	$13.21	$11.61	$10.00
Value at end of period	$11.00	$19.42	$16.76	$15.22	$13.21	$11.61
Number of accumulation units outstanding at end of period	679,945	509,400	360,881	158,399	102,926	30,076
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$15.93	$15.92	$13.44	$12.88	$11.72	$10.00
Value at end of period	$9.00	$15.93	$15.92	$13.44	$12.88	$11.72
Number of accumulation units outstanding at end of period	97,876	68,774	32,915	23,551	19,567	608
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during January 2004)						
Value at beginning of period	$17.84	$18.50	$16.01	$14.89	$12.45	
Value at end of period	$11.81	$17.84	$18.50	$16.01	$14.89	
Number of accumulation units outstanding at end of period	165,927	117,874	56,765	18,533	11,429	
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO						
(Funds were first received in this option during December 2003)						
Value at beginning of period	$14.41	$14.89	$12.63	$12.62	$11.61	$10.00
Value at end of period	$8.97	$14.41	$14.89	$12.63	$12.62	$11.61
Number of accumulation units outstanding at end of period	7,944	3,405	3,506	5,592	4,665	614
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$16.52	$17.22	$15.10	$14.17	$11.82	$10.00
Value at end of period	$11.98	$16.52	$17.22	$15.10	$14.17	$11.82
Number of accumulation units outstanding at end of period	3,134	1,038	621	1,351	1,351	495
ING AMERICAN FUNDS BOND PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$9.86					
Value at end of period	$8.87					
Number of accumulation units outstanding at end of period	196,521					
ING AMERICAN FUNDS GROWTH PORTFOLIO						
(Funds were first received in this option during December 2005)						
Value at beginning of period	$12.66	$11.46	$10.58	$10.57		
Value at end of period	$6.97	$12.66	$11.46	$10.58		
Number of accumulation units outstanding at end of period	657,871	400,872	147,470	1,962		
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO						
(Funds were first received in this option during January 2006)						
Value at beginning of period	$11.82	$11.45	$10.21			
Value at end of period	$7.22	$11.82	$11.45			
Number of accumulation units outstanding at end of period	247,020	150,001	84,792			
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$15.17	$12.86	$10.99	$10.13		
Value at end of period	$8.62	$15.17	$12.86	$10.99		
Number of accumulation units outstanding at end of period	367,881	185,259	49,006	1,722		
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$18.38	$17.54	$15.40	$14.52	$11.48	$10.00
Value at end of period	$10.67	$18.38	$17.54	$15.40	$14.52	$11.48
Number of accumulation units outstanding at end of period	170,621	142,690	56,329	13,234	11,139	6,977

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO - CLASS S						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$10.94	$10.38	$10.49			
Value at end of period	$6.59	$10.94	$10.38			
Number of accumulation units outstanding at end of period	4,370	1,113	289			
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during February 2004)						
Value at beginning of period	$15.08	$14.65	$13.02	$12.69	$12.58	
Value at end of period	$9.05	$15.08	$14.65	$13.02	$12.69	
Number of accumulation units outstanding at end of period	12,388	4,671	4,863	1,002	1,001	
ING EVERGREEN OMEGA PORTFOLIO						
(Funds were first received in this option during June 2005)						
Value at beginning of period	$13.01	$11.80	$11.31	$10.74		
Value at end of period	$9.31	$13.01	$11.80	$11.31		
Number of accumulation units outstanding at end of period	713	457	457	601		
ING FOCUS 5 PORTFOLIO						
(Funds were first received in this option during November 2008)						
Value at beginning of period	$5.21					
Value at end of period	$6.41					
Number of accumulation units outstanding at end of period	3,846					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.32					
Value at end of period	$6.79					
Number of accumulation units outstanding at end of period	7,749					
ING GLOBAL REAL ESTATE PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$9.99					
Value at end of period	$5.70					
Number of accumulation units outstanding at end of period	286,038					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.54					
Value at end of period	$5.24					
Number of accumulation units outstanding at end of period	161,656					
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during December 2003)						
Value at beginning of period	$16.99	$16.81	$14.60	$13.62	$11.43	$10.00
Value at end of period	$11.24	$16.99	$16.81	$14.60	$13.62	$11.43
Number of accumulation units outstanding at end of period	71,089	68,220	57,811	30,370	11,367	2,830
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$12.58	$12.98	$12.31			
Value at end of period	$7.54	$12.58	$12.98			
Number of accumulation units outstanding at end of period	6,231	6,286	7,257			
ING LEGG MASON VALUE PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$11.26	$12.12	$11.52	$10.71		
Value at end of period	$4.95	$11.26	$12.12	$11.52		
Number of accumulation units outstanding at end of period	1,884	0	2,591	2,591		

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003
ING LEHMAN BROTHERS U.S. AGGREGATE BOND INDEX® PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.00					
Value at end of period	$10.22					
Number of accumulation units outstanding at end of period	41,528					
ING LIQUID ASSETS PORTFOLIO						
(Funds were first received in this option during December 2003)						
Value at beginning of period	$10.83	$10.45	$10.10	$9.95	$9.98	$10.00
Value at end of period	$10.96	$10.83	$10.45	$10.10	$9.95	$9.98
Number of accumulation units outstanding at end of period	195,690	123,786	24,130	40,551	1,668	1,668
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.46					
Value at end of period	$5.37					
Number of accumulation units outstanding at end of period	46,099					
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$13.84	$13.47	$12.18	$11.98	$10.91	$10.00
Value at end of period	$10.62	$13.84	$13.47	$12.18	$11.98	$10.91
Number of accumulation units outstanding at end of period	62,601	71,516	85,526	56,708	32,200	12,607
ING MFS UTILITIES PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.62					
Value at end of period	$6.57					
Number of accumulation units outstanding at end of period	86,397					
ING OPPENHEIMER GLOBAL PORTFOLIO - I CLASS						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$14.75	$14.01	$12.02	$10.06		
Value at end of period	$8.70	$14.75	$14.01	$12.02		
Number of accumulation units outstanding at end of period	36,939	54,370	59,156	87,171		
ING OPPENHEIMER GLOBAL PORTFOLIO - S CLASS						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$18.45	$17.56	$15.12	$13.51	$11.89	$10.00
Value at end of period	$10.85	$18.45	$17.56	$15.12	$13.51	$11.89
Number of accumulation units outstanding at end of period	164,794	172,735	120,893	32,951	2,348	2,102
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$11.58	$10.79	$10.09	$10.01		
Value at end of period	$9.64	$11.58	$10.79	$10.09		
Number of accumulation units outstanding at end of period	85,178	68,289	35,991	34,020		
ING OPPORTUNISTIC LARGE CAP GROWTH PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$15.36	$15.62				
Value at end of period	$8.47	$15.36				
Number of accumulation units outstanding at end of period	4,996	4,081				
ING OPPORTUNISTIC LARGE CAP VALUE PORTFOLIO						
(Funds were first received in this option during February 2004)						
Value at beginning of period	$15.25	$15.02	$13.13	$12.45	$11.89	
Value at end of period	$9.67	$15.25	$15.02	$13.13	$12.45	
Number of accumulation units outstanding at end of period	2,091	2,523	1,858	1,859	2,690	

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003
ING PIMCO CORE BOND PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$11.95	$11.10	$10.77	$10.64	$10.27	$10.00
Value at end of period	$12.31	$11.95	$11.10	$10.77	$10.64	$10.27
Number of accumulation units outstanding at end of period	19,911	3,730	5,591	6,180	5,051	3,244
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during August 2005)						
Value at beginning of period	$11.51	$11.33	$10.52	$10.44		
Value at end of period	$8.81	$11.51	$11.33	$10.52		
Number of accumulation units outstanding at end of period	31,363	23,496	6,814	1,705		
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$11.80	$10.92	$10.62	$10.53	$10.22	$10.00
Value at end of period	$11.64	$11.80	$10.92	$10.62	$10.53	$10.22
Number of accumulation units outstanding at end of period	70,639	45,568	43,588	45,286	33,200	28,461
ING PIONEER FUND PORTFOLIO						
(Funds were first received in this option during September 2005)						
Value at beginning of period	$13.17	$12.68	$11.00	$10.67		
Value at end of period	$8.49	$13.17	$12.68	$11.00		
Number of accumulation units outstanding at end of period	17,117	9,553	9,743	1,989		
ING PIONEER MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during May 2005)						
Value at beginning of period	$12.63	$12.11	$10.91	$10.36		
Value at end of period	$8.34	$12.63	$12.11	$10.91		
Number of accumulation units outstanding at end of period	222,771	175,655	54,643	21,587		
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$12.08	$11.69	$11.03			
Value at end of period	$8.73	$12.08	$11.69			
Number of accumulation units outstanding at end of period	153,943	111,208	31,400			
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$12.55	$12.14	$11.19			
Value at end of period	$8.20	$12.55	$12.14			
Number of accumulation units outstanding at end of period	98,795	89,335	7,323			
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$12.99	$12.48	$11.01			
Value at end of period	$8.08	$12.99	$12.48			
Number of accumulation units outstanding at end of period	96,231	93,362	2,606			
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$13.40	$12.82	$11.51			
Value at end of period	$7.96	$13.40	$12.82			
Number of accumulation units outstanding at end of period	34,343	32,484	8,211			
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$11.37	$10.93	$10.37			
Value at end of period	$9.36	$11.37	$10.93			
Number of accumulation units outstanding at end of period	77,340	76,366	12,936			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.26					
Value at end of period	$7.28					
Number of accumulation units outstanding at end of period	187,769					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during February 2004)						
Value at beginning of period	$16.70	$14.95	$13.89	$12.90	$12.48	
Value at end of period	$9.36	$16.70	$14.95	$13.89	$12.90	
Number of accumulation units outstanding at end of period	72,166	36,910	15,707	883	883	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during June 2005)						
Value at beginning of period	$12.78	$12.55	$10.67	$10.31		
Value at end of period	$8.12	$12.78	$12.55	$10.67		
Number of accumulation units outstanding at end of period	66,174	38,076	10,049	6,730		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$15.79	$14.58	$13.05	$12.47	$11.50	$10.00
Value at end of period	$8.99	$15.79	$14.58	$13.05	$12.47	$11.50
Number of accumulation units outstanding at end of period	43,833	30,690	27,293	25,275	26,407	10,630
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$10.20					
Value at end of period	$6.27					
Number of accumulation units outstanding at end of period	35,664					
ING THORNBURG VALUE PORTFOLIO						
(Funds were first received in this option during February 2004)						
Value at beginning of period	$15.29	$14.46	$12.56	$12.55	$11.65	
Value at end of period	$9.08	$15.29	$14.46	$12.56	$12.55	
Number of accumulation units outstanding at end of period	23,529	19,082	8,738	1,025	1,213	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$15.44	$15.48	$14.12			
Value at end of period	$9.15	$15.44	$15.48			
Number of accumulation units outstanding at end of period	8,499	5,169	1,219			
ING VAN KAMPEN CAPITAL GROWTH PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$10.40					
Value at end of period	$5.50					
Number of accumulation units outstanding at end of period	12,961					
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during October 2003)						
Value at beginning of period	$15.08	$15.62	$13.65	$13.35	$11.57	$10.00
Value at end of period	$9.46	$15.08	$15.62	$13.65	$13.35	$11.57
Number of accumulation units outstanding at end of period	83,504	88,287	84,377	76,315	61,837	24,259
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO - I CLASS						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$12.41	$12.13	$10.89	$10.06		
Value at end of period	$9.39	$12.41	$12.13	$10.89		
Number of accumulation units outstanding at end of period	8,818	10,434	14,260	14,265		

	2008	2007	2006	2005	2004	2003
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO - S CLASS						
(Funds were first received in this option during March 2005)						
Value at beginning of period	$15.12	$14.82	$13.34	$12.66		
Value at end of period	$11.42	$15.12	$14.82	$13.34		
Number of accumulation units outstanding at end of period	89,823	94,506	45,723	7,064		
ING VP BALANCED PORTFOLIO, INC.						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$13.77	$13.24	$12.22	$11.89	$11.04	$10.00
Value at end of period	$9.76	$13.77	$13.24	$12.22	$11.89	$11.04
Number of accumulation units outstanding at end of period	55,562	41,378	16,674	10,588	14,207	3,014
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$15.90	$13.54	$13.90			
Value at end of period	$9.42	$15.90	$13.54			
Number of accumulation units outstanding at end of period	18,201	5,569	4,084			
ING VP GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$15.64	$14.78	$13.15	$12.33	$11.54	$10.00
Value at end of period	$9.61	$15.64	$14.78	$13.15	$12.33	$11.54
Number of accumulation units outstanding at end of period	35,140	17,604	17,612	11,403	8,635	7,751
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$11.67	$10.92	$10.02			
Value at end of period	$6.48	$11.67	$10.92			
Number of accumulation units outstanding at end of period	119,032	90,330	22,745			
ING VP INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$15.18	$14.66	$12.99	$12.50	$11.47	$10.00
Value at end of period	$9.39	$15.18	$14.66	$12.99	$12.50	$11.47
Number of accumulation units outstanding at end of period	96,454	97,961	84,322	75,466	56,191	39,178
ING VP INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$16.75	$16.10	$14.94	$13.64	$11.86	$10.00
Value at end of period	$10.30	$16.75	$16.10	$14.94	$13.64	$11.86
Number of accumulation units outstanding at end of period	117,944	109,533	78,990	45,744	38,504	13,062
ING VP INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$15.83	$17.14	$15.29	$14.41	$11.98	$10.00
Value at end of period	$10.38	$15.83	$17.14	$15.29	$14.41	$11.98
Number of accumulation units outstanding at end of period	39,446	36,877	27,290	17,733	12,943	396
ING VP INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during February 2004)						
Value at beginning of period	$11.64	$11.15	$10.87	$10.69	$10.45	
Value at end of period	$10.51	$11.64	$11.15	$10.87	$10.69	
Number of accumulation units outstanding at end of period	867,104	657,328	238,379	45,661	25,257	
ING VP INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$21.33	$19.10	$15.00	$13.93	$12.04	$10.00
Value at end of period	$12.16	$21.33	$19.10	$15.00	$13.93	$12.04
Number of accumulation units outstanding at end of period	146,519	90,266	49,957	19,032	7,334	460

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003
ING VP MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$18.35	$14.80	$13.92	$12.79	$11.30	
Value at end of period	$11.29	$18.35	$14.80	$13.92	$12.79	
Number of accumulation units outstanding at end of period	32,638	4,517	32	32	32	
ING VP SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$17.36	$16.63	$14.50	$13.34	$11.83	$10.00
Value at end of period	$11.80	$17.36	$16.63	$14.50	$13.34	$11.83
Number of accumulation units outstanding at end of period	66,563	48,294	30,105	18,321	17,641	10,452
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$16.91	$15.58	$14.04	$13.05	$11.34	
Value at end of period	$10.92	$16.91	$15.58	$14.04	$13.05	
Number of accumulation units outstanding at end of period	13,608	1,373	699	31	31	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$14.94	$14.33	$13.69			
Value at end of period	$11.23	$14.94	$14.33			
Number of accumulation units outstanding at end of period	9,367	11,480	12,184			
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$17.93	$17.32	$16.10			
Value at end of period	$11.30	$17.93	$17.32			
Number of accumulation units outstanding at end of period	7,623	4,050	4,075			
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during June 2005)						
Value at beginning of period	$16.43	$15.80	$14.44			
Value at end of period	$11.27	$16.43	$15.80			
Number of accumulation units outstanding at end of period	5,610	5,401	5,402			
ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$9.74					
Value at end of period	$6.09					
Number of accumulation units outstanding at end of period	15,434					
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$18.68	$19.56				
Value at end of period	$11.44	$18.68				
Number of accumulation units outstanding at end of period	3,297	2,907				
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during August 2005)						
Value at beginning of period	$10.90	$9.98	$10.02	$9.96		
Value at end of period	$10.01	$10.90	$9.98	$10.02		
Number of accumulation units outstanding at end of period	69,454	20,344	9,642	1,271		
PIONEER EQUITY INCOME VCT PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$16.24	$16.35	$13.55	$13.00	$11.34	$10.00
Value at end of period	$11.16	$16.24	$16.35	$13.55	$13.00	$11.34
Number of accumulation units outstanding at end of period	183,805	170,555	71,803	31,852	19,187	8,986

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.35%

	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during December 2003)						
Value at beginning of period	$19.29	$16.67	$15.16	$13.18	$11.60	$10.00
Value at end of period	$10.91	$19.29	$16.67	$15.16	$13.18	$11.60
Number of accumulation units outstanding at end of period	250,630	177,948	86,945	33,320	10,652	4,897
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during January 2004)						
Value at beginning of period	$15.83	$15.84	$13.39	$12.86	$11.92	
Value at end of period	$8.93	$15.83	$15.84	$13.39	$12.86	
Number of accumulation units outstanding at end of period	40,920	45,677	28,589	15,549	8,399	
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$17.72	$18.41	$15.95	$14.86	$12.52	
Value at end of period	$11.71	$17.72	$18.41	$15.95	$14.86	
Number of accumulation units outstanding at end of period	19,263	14,831	12,305	7,663	4,242	
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO						
(Funds were first received in this option during February 2004)						
Value at beginning of period	$14.32	$14.81	$12.58	$12.60	$12.28	
Value at end of period	$8.90	$14.32	$14.81	$12.58	$12.60	
Number of accumulation units outstanding at end of period	3,411	2,092	3,442	3,424	2,478	
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during June 2005)						
Value at beginning of period	$16.41	$17.13	$15.04	$14.09		
Value at end of period	$11.89	$16.41	$17.13	$15.04		
Number of accumulation units outstanding at end of period	1,125	1,125	1,125	1,125		
ING AMERICAN FUNDS BOND PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$9.99					
Value at end of period	$8.85					
Number of accumulation units outstanding at end of period	81,936					
ING AMERICAN FUNDS GROWTH PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$12.61	$11.44	$10.57	$10.05		
Value at end of period	$6.93	$12.61	$11.44	$10.57		
Number of accumulation units outstanding at end of period	315,228	176,241	71,492	1,758		
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$11.78	$11.42	$10.10	$9.78		
Value at end of period	$7.18	$11.78	$11.42	$10.10		
Number of accumulation units outstanding at end of period	252,807	145,191	69,546	694		
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$15.11	$12.83	$10.99	$10.40		
Value at end of period	$8.58	$15.11	$12.83	$10.99		
Number of accumulation units outstanding at end of period	177,891	101,347	26,181	1,057		
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$18.26	$17.45	$15.35	$14.49	$11.48	$10.00
Value at end of period	$10.58	$18.26	$17.45	$15.35	$14.49	$11.48
Number of accumulation units outstanding at end of period	41,142	30,669	18,310	4,222	230	239

	2008	2007	2006	2005	2004	2003
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO - CLASS I						
(Funds were first received in this option during April 2007)						
Value at beginning of period	$9.77	$10.03				
Value at end of period	$5.89	$9.77				
Number of accumulation units outstanding at end of period	1,292	2,032				
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO - CLASS S						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$10.92	$10.60				
Value at end of period	$6.57	$10.92				
Number of accumulation units outstanding at end of period	13,642	5,692				
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$14.98	$14.58	$12.98	$12.66	$11.84	$10.00
Value at end of period	$8.98	$14.98	$14.58	$12.98	$12.66	$11.84
Number of accumulation units outstanding at end of period	3,421	2,676	2,275	1,432	1,450	475
ING EVERGREEN OMEGA PORTFOLIO						
(Funds were first received in this option during September 2006)						
Value at beginning of period	$12.96	$11.77	$11.06			
Value at end of period	$9.26	$12.96	$11.77			
Number of accumulation units outstanding at end of period	132	1,244	132			
ING FOCUS 5 PORTFOLIO						
(Funds were first received in this option during November 2008)						
Value at beginning of period	$5.21					
Value at end of period	$6.41					
Number of accumulation units outstanding at end of period	1,168					
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.20					
Value at end of period	$6.78					
Number of accumulation units outstanding at end of period	27,678					
ING GLOBAL REAL ESTATE PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.15					
Value at end of period	$5.69					
Number of accumulation units outstanding at end of period	62,524					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.82					
Value at end of period	$5.23					
Number of accumulation units outstanding at end of period	33,233					
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$16.88	$16.72	$14.55	$13.79		
Value at end of period	$11.15	$16.88	$16.72	$14.55		
Number of accumulation units outstanding at end of period	20,170	18,159	12,533	2,866		
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$12.53	$12.94	$12.30			
Value at end of period	$7.50	$12.53	$12.94			
Number of accumulation units outstanding at end of period	48,141	14,669	7,143			

	2008	2007	2006	2005	2004	2003
ING LEGG MASON VALUE PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$11.21	$12.55				
Value at end of period	$4.93	$11.21				
Number of accumulation units outstanding at end of period	1,513	1,514				
ING LEHMAN BROTHERS U.S. AGGREGATE BOND INDEX® PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.01					
Value at end of period	$10.20					
Number of accumulation units outstanding at end of period	42,925					
ING LIQUID ASSETS PORTFOLIO						
(Funds were first received in this option during June 2005)						
Value at beginning of period	$10.76	$10.39	$10.07	$9.97		
Value at end of period	$10.88	$10.76	$10.39	$10.07		
Number of accumulation units outstanding at end of period	147,780	67,486	34,412	26,607		
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during September 2008)						
Value at beginning of period	$8.06					
Value at end of period	$5.36					
Number of accumulation units outstanding at end of period	2,278					
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$13.75	$13.40	$12.14	$11.95	$10.90	$10.00
Value at end of period	$10.53	$13.75	$13.40	$12.14	$11.95	$10.90
Number of accumulation units outstanding at end of period	15,999	16,990	21,242	21,902	10,752	2,757
ING MFS UTILITIES PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.80					
Value at end of period	$6.56					
Number of accumulation units outstanding at end of period	3,929					
ING OPPENHEIMER GLOBAL PORTFOLIO - I CLASS						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$14.69	$13.98	$12.01	$10.06		
Value at end of period	$8.65	$14.69	$13.98	$12.01		
Number of accumulation units outstanding at end of period	12,924	14,853	21,200	22,573		
ING OPPENHEIMER GLOBAL PORTFOLIO - S CLASS						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$18.33	$17.47	$15.06	$13.22		
Value at end of period	$10.76	$18.33	$17.47	$15.06		
Number of accumulation units outstanding at end of period	88,063	46,482	25,446	5,611		
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$11.53	$10.76	$10.08	$10.01		
Value at end of period	$9.58	$11.53	$10.76	$10.08		
Number of accumulation units outstanding at end of period	33,134	24,538	14,118	12,368		
ING OPPORTUNISTIC LARGE CAP GROWTH PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$15.26	$13.16	$13.02	$12.10	$11.47	$10.00
Value at end of period	$8.40	$15.26	$13.16	$13.02	$12.10	$11.47
Number of accumulation units outstanding at end of period	2,205	1,755	423	440	458	475

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003
ING OPPORTUNISTIC LARGE CAP VALUE PORTFOLIO						
(Funds were first received in this option during February 2005)						
Value at beginning of period	$15.15	$15.12	$13.08	$12.64		
Value at end of period	$9.59	$15.15	$15.12	$13.08		
Number of accumulation units outstanding at end of period	2,741	349	0	993		
ING PIMCO CORE BOND PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$11.87	$11.04	$10.84			
Value at end of period	$12.20	$11.87	$11.04			
Number of accumulation units outstanding at end of period	14,176	7,242	5,117			
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$11.46	$11.30	$10.51	$10.42		
Value at end of period	$8.76	$11.46	$11.30	$10.51		
Number of accumulation units outstanding at end of period	22,199	23,498	10,889	6,583		
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$11.72	$10.86	$10.59	$10.51	$10.21	$10.00
Value at end of period	$11.54	$11.72	$10.86	$10.59	$10.51	$10.21
Number of accumulation units outstanding at end of period	41,115	13,258	5,074	2,634	2,623	2,303
ING PIONEER FUND PORTFOLIO						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$13.11	$12.65	$11.15			
Value at end of period	$8.44	$13.11	$12.65			
Number of accumulation units outstanding at end of period	25,852	7,322	5,967			
ING PIONEER MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during June 2005)						
Value at beginning of period	$12.58	$12.08	$10.90	$10.47		
Value at end of period	$8.30	$12.58	$12.08	$10.90		
Number of accumulation units outstanding at end of period	49,773	31,976	18,231	15,240		
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$12.04	$11.66	$10.94			
Value at end of period	$8.68	$12.04	$11.66			
Number of accumulation units outstanding at end of period	89,598	79,827	24,993			
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$12.50	$12.11	$11.28			
Value at end of period	$8.15	$12.50	$12.11			
Number of accumulation units outstanding at end of period	97,555	43,662	20,250			
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during September 2006)						
Value at beginning of period	$12.93	$12.45	$11.44			
Value at end of period	$8.04	$12.93	$12.45			
Number of accumulation units outstanding at end of period	148,954	58,326	5,667			
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during July 2007)						
Value at beginning of period	$13.35	$13.26				
Value at end of period	$7.92	$13.35				
Number of accumulation units outstanding at end of period	48,651	2,567				

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$11.32	$10.92				
Value at end of period	$9.31	$11.32				
Number of accumulation units outstanding at end of period	95,618	19,583				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$9.99					
Value at end of period	$7.27					
Number of accumulation units outstanding at end of period	66,211					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$16.58	$14.88	$13.84	$12.87	$12.02	$10.00
Value at end of period	$9.28	$16.58	$14.88	$13.84	$12.87	$12.02
Number of accumulation units outstanding at end of period	17,163	11,673	3,882	2,387	217	225
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$12.73	$12.52	$10.66	$10.44		
Value at end of period	$8.08	$12.73	$12.52	$10.66		
Number of accumulation units outstanding at end of period	61,797	28,395	17,422	21,829		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during February 2004)						
Value at beginning of period	$15.68	$14.50	$13.00	$12.44	$11.73	
Value at end of period	$8.92	$15.68	$14.50	$13.00	$12.44	
Number of accumulation units outstanding at end of period	16,556	16,099	12,540	6,578	5,495	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$10.20					
Value at end of period	$6.27					
Number of accumulation units outstanding at end of period	67,782					
ING THORNBURG VALUE PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$15.19	$16.44				
Value at end of period	$9.00	$15.19				
Number of accumulation units outstanding at end of period	2,028	1,155				
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$15.33	$15.40	$13.66	$12.70	$11.23	$10.00
Value at end of period	$9.08	$15.33	$15.40	$13.66	$12.70	$11.23
Number of accumulation units outstanding at end of period	10,395	7,912	6,888	1,241	731	731
ING VAN KAMPEN CAPITAL GROWTH PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$10.39					
Value at end of period	$5.49					
Number of accumulation units outstanding at end of period	23,670					
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$14.98	$15.54	$13.60	$13.32	$12.08	
Value at end of period	$9.39	$14.98	$15.54	$13.60	$13.32	
Number of accumulation units outstanding at end of period	10,418	15,763	14,718	6,785	1,652	

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO - I CLASS						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$12.36	$12.10	$10.88	$10.06		
Value at end of period	$9.34	$12.36	$12.10	$10.88		
Number of accumulation units outstanding at end of period	713	764	797	830		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO - S CLASS						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$15.02	$14.74	$13.30	$12.51	$11.46	$10.00
Value at end of period	$11.33	$15.02	$14.74	$13.30	$12.51	$11.46
Number of accumulation units outstanding at end of period	80,819	51,925	15,850	707	705	732
ING VP BALANCED PORTFOLIO, INC.						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$13.68	$13.17	$12.18	$11.87	$11.51	
Value at end of period	$9.68	$13.68	$13.17	$12.18	$11.87	
Number of accumulation units outstanding at end of period	19,558	13,229	4,351	2,548	2,054	
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO						
(Funds were first received in this option during July 2005)						
Value at beginning of period	$15.83	$13.50	$12.82	$11.78		
Value at end of period	$9.37	$15.83	$13.50	$12.82		
Number of accumulation units outstanding at end of period	22,782	3,794	4,660	650		
ING VP GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$15.54	$14.70	$13.66			
Value at end of period	$9.53	$15.54	$14.70			
Number of accumulation units outstanding at end of period	23,825	5,501	1,971			
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO						
(Funds were first received in this option during April 2006)						
Value at beginning of period	$11.64	$10.91	$10.02			
Value at end of period	$6.45	$11.64	$10.91			
Number of accumulation units outstanding at end of period	24,173	24,941	3,148			
ING VP INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$15.08	$14.59	$12.94	$12.47	$11.47	$10.00
Value at end of period	$9.31	$15.08	$14.59	$12.94	$12.47	$11.47
Number of accumulation units outstanding at end of period	42,022	37,141	29,608	15,362	4,711	487
ING VP INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$16.63	$16.02	$14.88	$13.61	$11.86	$10.00
Value at end of period	$10.22	$16.63	$16.02	$14.88	$13.61	$11.86
Number of accumulation units outstanding at end of period	33,941	36,246	30,594	14,911	7,578	2,057
ING VP INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during January 2004)						
Value at beginning of period	$15.73	$17.05	$15.23	$14.38	$12.41	
Value at end of period	$10.29	$15.73	$17.05	$15.23	$14.38	
Number of accumulation units outstanding at end of period	14,706	14,805	11,648	2,836	2,336	
ING VP INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$11.57	$11.09	$10.83	$10.67	$10.34	$10.00
Value at end of period	$10.42	$11.57	$11.09	$10.83	$10.67	$10.34
Number of accumulation units outstanding at end of period	364,084	251,998	101,631	17,331	5,720	1,523

	2008	2007	2006	2005	2004	2003
ING VP INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during April 2005)						
Value at beginning of period	$21.19	$19.00	$14.95	$13.69		
Value at end of period	$12.06	$21.19	$19.00	$14.95		
Number of accumulation units outstanding at end of period	18,964	23,621	9,309	3,079		
ING VP MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during March 2005)						
Value at beginning of period	$18.23	$14.73	$13.87	$12.36		
Value at end of period	$11.20	$18.23	$14.73	$13.87		
Number of accumulation units outstanding at end of period	7,397	1,693	534	508		
ING VP SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$17.25	$16.55	$14.45	$13.31	$11.83	$10.00
Value at end of period	$11.70	$17.25	$16.55	$14.45	$13.31	$11.83
Number of accumulation units outstanding at end of period	3,953	1,731	3,019	3,143	3,281	460
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$16.79	$15.50	$15.17			
Value at end of period	$10.84	$16.79	$15.50			
Number of accumulation units outstanding at end of period	4,831	636	558			
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during February 2007)						
Value at beginning of period	$14.88	$14.41				
Value at end of period	$11.17	$14.88				
Number of accumulation units outstanding at end of period	85	86				
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$16.88					
Value at end of period	$11.24					
Number of accumulation units outstanding at end of period	13,275					
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during November 2005)						
Value at beginning of period	$16.37	$15.76	$14.42	$14.13		
Value at end of period	$11.20	$16.37	$15.76	$14.42		
Number of accumulation units outstanding at end of period	7,731	5,872	3,475	480		
ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$9.30					
Value at end of period	$6.08					
Number of accumulation units outstanding at end of period	11,508					
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA						
(Funds were first received in this option during September 2006)						
Value at beginning of period	$18.60	$19.12	$17.86			
Value at end of period	$11.38	$18.60	$19.12			
Number of accumulation units outstanding at end of period	2,595	2,892	916			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$10.85	$9.95	$10.11			
Value at end of period	$9.95	$10.85	$9.95			
Number of accumulation units outstanding at end of period	38,837	9,512	6,798			
PIONEER EQUITY INCOME VCT PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$16.14	$16.27	$13.50	$12.97	$11.33	$10.00
Value at end of period	$11.07	$16.14	$16.27	$13.50	$12.97	$11.33
Number of accumulation units outstanding at end of period	44,586	40,514	14,602	5,174	1,888	735

The Funds

During the accumulation phase, you may allocate your premium payments and contract value to any of the funds available under this contract. They are listed in this appendix. You bear the entire investment risk for amounts you allocate to any fund, and you may lose your principal.

List of Fund Name Changes

Current Fund Name	Former Fund Name
ING Balanced Portfolio, Inc.	ING VP Balanced Portfolio, Inc.
ING BlackRock Science and Technology Opportunities Portfolio	ING BlackRock Global Science and Technology Portfolio
ING Clarion Global Real Estate Portfolio	ING Global Real Estate Portfolio
ING Growth and Income Portfolio	ING VP Growth and Income Portfolio
ING Index Plus LargeCap Portfolio	ING VP Index Plus LargeCap Portfolio
ING Index Plus MidCap Portfolio	ING VP Index Plus MidCap Portfolio
ING Index Plus SmallCap Portfolio	ING VP Index Plus SmallCap Portfolio
ING Intermediate Bond Portfolio	ING VP Intermediate Bond Portfolio
ING International Value Portfolio	ING VP International Value Portfolio
ING MidCap Opportunities Portfolio	ING VP MidCap Opportunities Portfolio
ING Opportunistic LargeCap Portfolio	ING Opportunistic LargeCap Value Portfolio
ING PIMCO Total Return Bond Portfolio	ING PIMCO Core Bond Portfolio
ING Small Company Portfolio	ING VP Small Company Portfolio
ING SmallCap Opportunities Portfolio	ING VP SmallCap Opportunities Portfolio
ING Strategic Allocation Conservative Portfolio	ING VP Strategic Allocation Conservative Portfolio
ING Strategic Allocation Growth Portfolio	ING VP Strategic Allocation Growth Portfolio
ING Strategic Allocation Moderate Portfolio	ING VP Strategic Allocation Moderate Portfolio
ING U.S. Bond Index Portfolio	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge by contacting our Customer Service Center at the address and telephone number listed on the first page of this contract prospectus, by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products – Fidelity® VIP *Contrafund®* Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks long-term capital appreciation.
Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund	Franklin Advisory Services, LLC	Seeks long-term total return.
ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective.
ING Investors Trust – ING American Funds Bond Portfolio	ING Investments, LLC **Investment Adviser to the Master Fund:** Capital Research Management Company ("CRMC")	Seeks to maximize your level of current income and preserve your capital.
ING Investors Trust – ING American Funds Growth Portfolio	ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to make your investment grow. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING American Funds Growth-Income Portfolio	ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to make your investment grow and provide you with income over time.
ING Investors Trust – ING American Funds International Portfolio	ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to make your investment grow over time.
ING Balanced Portfolio, Inc.	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Partners, Inc. – ING Baron Small Cap Growth Portfolio	Directed Services LLC **Subadviser:** BAMCO, Inc. (BAMCO)	Seeks capital appreciation.
ING Investors Trust – ING BlackRock Inflation Protected Bond Portfolio	Directed Services LLC **Subadviser:** BlackRock Financial Management, Inc.	A *non-diversified* Portfolio that seeks to maximum real return, consistent with preservation of real capital and prudent investment management.
ING Investors Trust – ING BlackRock Large Cap Growth Portfolio	Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Variable Portfolios, Inc. – ING BlackRock Science and Technology Opportunities Portfolio	ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.
ING Investors Trust – ING Clarion Global Real Estate Portfolio	ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities L.P.	A *non-diversified* Portfolio that seeks high total return, consisting of capital appreciation and current income.
ING Partners, Inc. – ING Davis New York Venture Portfolio	Directed Services LLC **Subadviser:** Davis Selected Advisers, L.P. (Davis)	A *non-diversified* portfolio that seeks long-term growth of capital.
ING Investors Trust – ING Evergreen Omega Portfolio	Directed Services LLC **Subadviser:** Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING Investors Trust – ING Focus 5 Portfolio	Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks total return through capital appreciation and dividend income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING Franklin Templeton Founding Strategy Portfolio	Directed Services LLC	Seeks capital appreciation and secondarily, income.
ING Variable Insurance Trust – ING GET U.S. Core Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co. (ING IM)	Seeks to achieve maximum total return and minimal exposure of the Series' assets to a market value loss by participating, to the extent possible, in favorable equity market performance during the guarantee period.
ING Variable Funds – ING Growth and Income Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Variable Portfolios, Inc. – ING Index Plus LargeCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING Index Plus MidCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING Index Plus SmallCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk.
ING Intermediate Bond Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk.
ING Variable Portfolios, Inc. – ING International Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment (before fees and expenses) results that correspond to the total return of a widely accepted International Index.
ING Variable Products Trust – ING International Value Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING JPMorgan Emerging Markets Equity Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc. (JPMIM)	A *non-diversified* portfolio that seeks growth from capital appreciation.
ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio	Directed Services LLC **Subadviser:** ClearBridge Advisors, LLC (ClearBridge)	Seeks long-term growth of capital.
ING Investors Trust – ING Liquid Assets Portfolio	Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING Investors Trust – ING Marsico International Opportunities Portfolio	Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks long-term growth of capital.
ING Investors Trust – ING MFS Total Return Portfolio	Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING Investors Trust – ING MFS Utilities Portfolio	Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks total return.
ING Variable Products Trust – ING MidCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Partners, Inc. – ING Oppenheimer Global Portfolio	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks capital appreciation.
ING Partners, Inc. – ING Oppenheimer Strategic Income Portfolio	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks a high level of current income principally derived from interest on debt securities.
ING Variable Portfolios, Inc. – ING Opportunistic LargeCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks.
ING Investors Trust – ING PIMCO High Yield Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING PIMCO Total Return Bond Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Investors Trust – ING Pioneer Fund Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Investors Trust – ING Pioneer Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Variable Portfolios, Inc. – ING Russell™ Large Cap Growth Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.
ING Variable Portfolios, Inc. – ING Small Company Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING Variable Products Trust – ING SmallCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Partners, Inc. – ING Solution Income Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2015 Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2025 Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Solution 2035 Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2045 Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Conservative Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return consistent with preservation of capital.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Growth Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Moderate Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING Investors Trust – ING T. Rowe Price Capital Appreciation Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital appreciation.
ING Investors Trust – ING T. Rowe Price Equity Income Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Partners, Inc. – ING Templeton Foreign Equity Portfolio	Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC (Templeton)	Seeks long-term capital growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Thornburg Value Portfolio	Directed Services LLC **Subadviser:** Thornburg Investment Management (Thornburg)	Seeks capital appreciation.
ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio	Directed Services LLC **Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM)	Seeks long-term growth of capital and future income.
ING Variable Portfolios, Inc. – ING U.S. Bond Index Portfolio	ING Investments, LLC **Subadviser:** Lehman Brothers Asset Management LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index®.
ING Partners, Inc. – ING Van Kampen Comstock Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks capital growth and income.
ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.
ING Variable Portfolios, Inc. – ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio* ***WisdomTree^{SM} is a servicemark of WisdomTree Investments**	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment returns that closely correspond to the price and yield performance, before fees and expenses, of the WisdomTree^{SM} Global High-Yielding Equity Index ("Index").
Oppenheimer Variable Account Funds – Oppenheimer Main Street Small Cap Fund®/VA	OppenheimerFunds, Inc.	Seeks capital appreciation.
PIMCO Variable Insurance Trust – Real Return Portfolio	Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Variable Contracts Trust – Pioneer Equity Income VCT Portfolio	Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.

Fixed Account II

Fixed Account II ("Fixed Account") is an optional fixed interest allocation offered during the accumulation phase of your variable annuity contract between you and ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we" or "our"). The Fixed Account, which is a segregated asset account of ING USA, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods of 5, 7 and 10 years. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by ING USA, as long as you do not take your money out before the maturity date for the applicable interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your contract. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

For contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the prospectus. To obtain a copy of the Fixed Account II prospectus, please write or call us at the address and phone number listed on the front page of the prospectus.

The Fixed Account
You may allocate premium payments and transfer your contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the interest period is scheduled to expire.

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

Guaranteed Interest Rates
Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates. For more information see the prospectus for the Fixed Account.

Transfers from a Fixed Interest Allocation

You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of ING USA's Separate Account B as described in the prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire contract value in such Fixed Interest Allocation to the ING Liquid Assets Portfolio subaccount, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers made to and from the Fixed Interest Allocations during specified periods while the rider is in effect.

Withdrawals from a Fixed Interest Allocation

During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any withdrawals made to and from the Fixed Interest Allocations during specified periods while the rider is in effect.

Market Value Adjustment

A Market Value Adjustment may decrease, increase or have no effect on your contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the income phase payment start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the income phase payment start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

Contract Value in the Fixed Interest Allocations

On the contract date, the contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of contract value in each Fixed Interest Allocation as follows:

1) We take the contract value in the Fixed Interest Allocation at the end of the preceding business day;
2) We credit a daily rate of interest on 1) at the guaranteed rate since the preceding business day;
3) We add 1) and 2);
4) We subtract from 3) any transfers from that Fixed Interest Allocation; and
5) We subtract from 4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works are included in the prospectus for Fixed Account II.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.

Dollar Cost Averaging from Fixed Interest Allocations

You may elect to participate in our dollar cost averaging program from Fixed Account Interest Allocations with a guaranteed interest period of 1 year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or funds selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels. You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such changes will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments

We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

More Information

See the prospectus for Fixed Account II.

APPENDIX D

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ING USA Annuity and Life Insurance Company. The Fixed Interest Division is part of the ING USA General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 2009. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact our Customer Service Center at 1-800-366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $25,000 and additional premium payments of $25,000 in each of the second and third contract years, for total premium payments under the contract of $75,000. It also assumes a withdrawal at the beginning of the fifth contract year of 30% of the contract value of $90,000.

In this example, $9,000 (10% of $90,000) is maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total amount withdrawn from the contract would be $27,000 ($90,000 x .30). Therefore, $18,000 ($27,000 – $9,000) is considered an excess withdrawal and would be subject to a 3% surrender charge of $540 ($18,000 x .03). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

Pro-Rata Withdrawal Adjustment for 5% Roll-Up Death Benefit Examples

Example #1: The Contract Value (AV) is Lower than the Death Benefit

Assume a premium payment of $100,000, AV at the time of withdrawal of $80,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000.   A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

Pro-rata Withdrawal Adjustment to MGDB = $30,000 ($120,000 * ($20,000 / $80,000))

MGDB after Pro-rata Withdrawal = $90,000 ($120,000 – $30,000)

AV after Withdrawal = $60,000 ($80,000 – $20,000)

Example #2: The Contract Value (AV) is Greater than the Death Benefit

Assume a premium payment of $100,000, AV at the time of withdrawal of $160,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000.   A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

Pro-rata Withdrawal Adjustment to MGDB = $15,000 ($120,000 * ($20,000 / $160,000))

MGDB after Pro-rata Withdrawal = $105,000 ($120,000 – $15,000)

AV after Withdrawal = $140,000 ($160,000 – $20,000)

Example #3: The Contract Value (AV) is Equal to the Death Benefit

Assume a premium payment of $100,000, AV at the time of withdrawal of $120,000 and a 5% Roll-Up minimum guarantee death benefit ("MGDB") at the time of withdrawal of $120,000.   A total withdrawal of $20,000 is made.

Calculate the Effect of the Withdrawal

Pro-rata Withdrawal Adjustment to MGDB = $20,000 ($120,000 * ($20,000 / $120,000))

MGDB after Pro-rata Withdrawal = $100,000 ($120,000 – $20,000)

AV after Pro-rata Withdrawal = $100,000 ($120,000 – $20,000)

Special Funds 5% Roll-up Death Benefit Examples

MGDB* if 50% invested in Special Funds			
end of yr	Covered	Special	Total
0	500	500	1,000
1	525	500	1,025
2	551	500	1,051
3	579	500	1,079
4	608	500	1,108
5	638	500	1,138
6	670	500	1,170
7	704	500	1,204
8	739	500	1,239
9	776	500	1,276
10	814	500	1,314

MGDB* if 0% invested in Special Funds			
end of yr	Covered	Special	Total
0	1,000	-	1,000
1	1,050	-	1,050
2	1,103	-	1,103
3	1,158	-	1,158
4	1,216	-	1,216
5	1,276	-	1,276
6	1,340	-	1,340
7	1,407	-	1,407
8	1,477	-	1,477
9	1,551	-	1,551
10	1,629	-	1,629

MGDB* if 100% invested in Special Funds			
end of yr	Covered	Special	Total
0	0	1000	1000
1	0	1000	1000
2	0	1000	1000
3	0	1000	1000
4	0	1000	1000
5	0	1000	1000
6	0	1000	1000
7	0	1000	1000
8	0	1000	1000
9	0	1000	1000
10	0	1000	1000

MGDB* if transferred to Special Funds at the beginning of year 6			
end of yr	Covered	Special	Total
0	1,000	-	1,000
1	1,050	-	1,050
2	1,103	-	1,103
3	1,158	-	1,158
4	1,216	-	1,216
5	1,276	-	1,276
6	-	1,276	1,276
7	-	1,276	1,276
8	-	1,276	1,276
9	-	1,276	1,276
10	-	1,276	1,276

MGDB* if transferred to Covered Funds at the beginning of year 6			
end of yr	Covered	Special	Total
0	-	1,000	1,000
1	-	1,000	1,000
2	-	1,000	1,000
3	-	1,000	1,000
4	-	1,000	1,000
5	-	1,000	1,000
6	1,050	-	1,050
7	1,103	-	1,103
8	1,158	-	1,158
9	1,216	-	1,216
10	1,276	-	1,276

* MGDB is the 5% Roll-up Minimum Guaranteed Death Benefit.

Examples of Minimum Guaranteed Income Benefit Calculation

Example 1				
Age		**Contract without the MGIB Rider**	**Contract with the MGIB Rider**	**Contract with the MGIB Rider Before 1/12/2009**
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	0.0%	0.00%	0.00%
	Rider Charge	0.0%	0.60%	0.60%
65	Contract Value	$100,000	$92,219	$92,219
	Contract Annuity Factor	4.71	4.71	4.71
	Monthly Income	**$471.00**	**$434.35**	**$434.35**
	MGIB Rollup	n/a	$162,889	$162,889
	MGIB Ratchet	n/a	$100,000	$100,000
	MGIB Annuity Factor	n/a	4.17	4.43
	MGIB Income	**n/a**	**$679.25**	**$721.60**
	Income	$471.00	$679.25	$721.60
Example 2				
Age		**Contract without the MGIB Rider**	**Contract with the MGIB Rider**	**Contract with the MGIB Rider Before 1/12/2009**
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	3.0%	3.0%	3.0%
	Rider Charge	0.0%	0.60%	0.60%
65	Contract Value	$134,392	$125,479	$125,479
	Contract Annuity Factor	4.71	4.71	4.71
	Monthly Income	**$632.98**	**$591.01**	**$591.01**
	MGIB Rollup	n/a	$162,889	$162,889
	MGIB Ratchet	n/a	$125,479	$125,479
	MGIB Annuity Factor	n/a	4.17	4.43
	MGIB Income	**n/a**	**$679.25**	**$721.60**
	Income	$632.98	$679.25	$721.60

Example 3				
				Contract with the MGIB Rider Before 1/12/2009
Age		**Contract without the MGIB Rider**	**Contract with the MGIB Rider**	
55	Initial Value	$100,000	$100,000	$100,000
	Accumulation Rate	8.0%	8.0%	8.0%
	Rider Charge	0.0%	0.60%	0.60%
65	Contract Value	$215,892	$203,538	$203,538
	Contract Annuity Factor	4.71	4.71	4.71
	Monthly Income	**$1,016.85**	**$958.66**	**$959.93**
	MGIB Rollup	n/a	$162,889	$162,889
	MGIB Ratchet	n/a	$203,538	$203,808
	MGIB Annuity Factor	n/a	4.17	4.17
	MGIB Income	**n/a**	**$848.75**	**$902.87**
	Income	$1,016.85	$958.66	$959.93

The Accumulation Rates shown are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges. Fees and charges are not assessed against the MGIB Rollup Rate.

ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples

(For riders issued on or after April 28, 2008, subject to state approval)

The following examples show the adjustment to the Maximum Annual Withdrawal amount for a withdrawal before the Lifetime Withdrawal Phase has begun.

Illustration 1: Adjustment to the ING LifePay Plus Base for a withdrawal taken prior to the Lifetime Withdrawal Phase.

Assume the Annuitant is age 55 and the first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. Because the ING LifePay Plus Rider is not yet eligible to enter the Lifetime Withdrawal Phase, there is no Maximum Annual Withdrawal and the entire withdrawal is considered excess.

If the ING LifePay Plus Base and contract value before the withdrawal are $100,000 and $90,000, respectively, then the ING LifePay Plus Base will be reduced by 3.33% ($3,000 / $90,000) to $96,667 ((1 – 3.33%) * $100,000).

Any additional withdrawals taken prior to the Annuitant reaching age 59½ will also result in an immediate pro-rata reduction to the ING LifePay Plus Base.

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with no surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value before this withdrawal is $50,000, and the contract value is $49,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 – 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Additional Withdrawal Amount at the end of the calendar year before it is withdrawn.

Assume the most recent contract date was July 1, 2008 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this contract, are $6,000 and $5,000 for 2008 and 2009 calendar years respectively.

Between July 1, 2008 and December 31, 2008, a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2009, the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000). Note that while the Maximum Annual Withdrawal has been exhausted, it is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2009 to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2009.

On January 1, 2010, the Additional Withdrawal Amount is set equal to the excess of the 2010 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000 – $5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2009 calendar year carries over into the 2010 calendar year and is available for withdrawal.

Illustration 5:   A withdrawal exceeds the Maximum Annual Withdrawal amount and the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $3,500 net, with $0 of surrender charges. Total net withdrawals taken, $8,000, exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, $6,000, and there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $8,000 ($3,000 + $1,500 + $3,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount ($8,000 – $6,000 = $2,000), and the amount of the current gross withdrawal ($3,500).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 4.00% ($2,000 / $50,000) to $4,800 ((1 – 4.00%) * $5,000).

Illustration 6: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 – 2.02%) * $5,000).

Another withdrawal is taken during that same contract year in the amount of $400 net, with $100 of surrender charges. Total gross withdrawals during the contract year are $6,500 ($3,000 + $1,500 + $1,500 + $500). The adjustment to the MAW is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,500, and the amount of the current gross withdrawal, $500.

If the contract value before this withdrawal is $48,500, then the Maximum Annual Withdrawal is reduced by 1.03% ($500 / $48,500) to $4,849 ((1 – 1.03%) * $4,899).

Examples of Fixed Allocation Funds Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Funds Automatic Rebalancing works. The examples assume that there are no investment earnings or losses.

I. Subsequent Payments

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds. No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to $600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocation Funds (0%) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $150,000 from the amount allocated to the Other Funds (30% of the $500,000 allocated to the Other Funds) to the Fixed Allocation Funds. Your ending allocations will be $100,000 to Accepted Funds, $150,000 to the Fixed Allocation Funds, and $350,000 to Other Funds.

II. Partial Withdrawals

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 65% to Accepted Funds ($65,000), 30% to the Fixed Allocation Funds ($320,000), and 5% to Other Funds ($5,000). No Fixed Allocation Funds Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $29,000 from the Fixed Allocation Funds. Because the remaining amount allocated to the Fixed Allocation Funds ($11,000) is less than 30% of the total amount allocated to the Fixed Allocation Funds and the Other Funds, we will automatically reallocate $800 from the Other Funds to the Fixed Allocation Funds, so that the amount allocated to the Fixed Allocation Funds ($1,800) is 30% of the total amount allocated to the Fixed Allocation Funds and Other Funds ($16,000).

Information Regarding Previous Versions of the
ING LifePay Plus and ING Joint LifePay Plus Riders

Important Note:
The following information pertains to the form of ING LifePay Plus and ING Joint LifePay Plus riders available for purchase on and after April 28, 2008 through April 30, 2009, in states where approved. If this form of ING LifePay Plus or ING Joint LifePay Plus rider is not yet approved for sale in your state, or if you have purchased a previous version of this rider, please see page K8 for more information. If you purchased the ING LifePay or ING Joint LifePay rider, please see Appendix L for more information.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

   Purchase. In order to elect the ING LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The ING LifePay Plus rider is subject to broker-dealer availability. This version of the ING LifePay Plus rider was available for contracts issued **on and after April 28, 2008 through April 30, 2009** (subject to availability and state approvals) that did not already have a living benefit rider. **The ING LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below**. The Company in its discretion may allow the rider to be elected after a contract has been issued without it, subject to certain conditions. Contact the Customer Service Center for more information. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of the following quarterly contract anniversary.

   Rider Effective Date. The rider effective date is the date coverage under the ING LifePay Plus rider begins. If you purchase the ING LifePay Plus rider when the contract is issued, the rider effective date is also the contract date. If you purchase the ING LifePay Plus rider after contract issue, the rider effective date will be the date of the contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs each quarter of a contract year from the contract date.

   Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.30%	0.65%

This quarterly charge is a percentage of the ING LifePay Plus Base. **If this rider was purchased before January 12, 2009, the current annual charge is 0.55%**. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges will no loner be deducted once your rider enters Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING LifePay Plus rider upon an Annual Ratchet once the Lifetime Withdrawal Phase begins. For riders issued before January 12, 2009, we reserve the right to increase the charge for the ING LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We will not increase your charge for your first five years after the effective date of the rider.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from the Fixed Account. With the Fixed Account, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Account, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING LifePay Plus rider, you may not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender; c) begin income phase payments; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel the ING LifePay Plus rider. The Company may, at its discretion, cancel and/or replace the ING LifePay Plus rider at your request in order to renew or reset the rider.

Termination. The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) Terminate your contract pursuant to its terms during the accumulation phase, surrender your contract, or begin receiving income phase payments in lieu of payments under the rider; or

2) Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse beneficiary elects to continue the contract; or

3) Change the owner of the contract (other than a spousal beneficiary continuation on your death).

Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

Highlights. *This paragraph introduces the terminology used with the ING LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING LifePay Plus rider. More detailed information follows below, with capitalized words that are underlined indicating headings for ease of reference.* The ING LifePay Plus rider guarantees an amount available for withdrawal from the contract in any contract year once the Lifetime Withdrawal Phase begins -- we use the ING LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the annuitant's death. The ING LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups for riders issued before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The ING LifePay Plus rider has an allowance for withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING LifePay Plus rider has a death benefit that is payable upon the contract owner's death only when the ING LifePay Plus Death Benefit Base is greater than the contract's death benefit. The ING LifePay Plus rider allows for spousal continuation.

ING LifePay Plus Base. The ING LifePay Plus Base is first calculated when you purchase the ING LifePay Plus rider: (a) On the contract date, it is equal to the initial premium; and (b) After the contract date, it is equal to the contract value on the effective date of the rider.

The ING LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING LifePay Plus Base as the MGWB Base in the ING LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account allocations. For example, assume the current contract value is $90,000 on a contract with the ING LifePay Plus rider in the Lifetime Withdrawal Phase. The ING LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the ING LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is either a) a withdrawal before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees); or b) once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal is also a withdrawal after spousal continuation of the contract but before the ING LifePay Plus riders' guarantees resume, which occurs on the next quarterly contract anniversary following spousal continuation. An Excess Withdrawal will cause a pro-rate reduction of the ING LifePay Plus Base -- in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges or Market Value Adjustment associated with any Fixed Account allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Illustrations 1, 2, and 6 for examples of the consequences of an excess withdrawal.

Please not that any withdrawals before the rider effective date in the same contract year when the ING LifePay Plus rider is added after contract issue are counted in calculating your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The ING LifePay Plus Base is recalculated on each contract anniversary -- to equal the greater of: a) the current ING LifePay Plus Base; or b) the current contract value. We call this recalculation an Annual Ratchet.

For riders issued before January 12, 2009, the ING LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter o a contract year from the contract date). We call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING LifePay Plus rider upon an Annual Ratchet. You will never pay more than new issues of the ING LifePay Plus rider, subject to the maximum annual charge, and we will not increase this charge for your first five years after the rider effective date. We will notify you in writing not less than 30 days before a charge increase. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Our written notices will outline the procedure you will need to follow to do so. Please note, however, that from then on the ING LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal percentage would not be eligible to increase. More information about the Maximum Annual Withdrawal Percentage is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

For riders issued before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome as noted above.

6% Compounding Step-Up. The ING LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date SO LONG AS no withdrawals were taken during the preceding contract year. The recalculated ING LifePay Plus Base will equal the greatest of a) the current ING LifePay Plus Base; b) the current contract value; and c) the ING LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

Please note there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** pro-rated. For riders added to existing contracts (a post contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

For example, assume a contract owner decides to add the ING LifePay Plus rider on March 15, 2009 to a contract that was purchased on January 1, 2009. The rider effective date is April 1, 2009, which is the date of the contract's next following quarterly contract anniversary. Because on January 1, 2010 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this contract will be on January 1, 2011.

For riders issued before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** pro-rated.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the annuitant is age 59½. On this date, the ING LifePay Plus Base is recalculated to equal the greater of the current ING LifePay Plus Base or the current contract value. The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date income phase payments begin (see "The Income Phase");

2) reduction of the contract value to zero by an Excess Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4) the surrender of the contract; or

5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract.

The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the even contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING LifePay Plus rider guarantees to be available for withdrawal from the contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the Maximum Annual Withdrawal percentage, based on the annuitant's age, multiplied by the ING LifePay Plus Base.

The <u>Maximum Annual Withdrawal Percentages</u> are:

Maximum Annual Withdrawal Percentage	Age
4%	59½ – 64
5%	65+

If the rider was issued prior to January 12, 2009, the Maximum Annual Withdrawal percentage is 5%.

The Maximum Annual Withdrawal is thereafter recalculated whenever the ING LifePay Plus Base is recalculated, for example, upon an Annual Ratchet or 6% Compounding Step-Up (Quarterly Ratchet or 7% Compounding Step-Up if this rider was purchased before January 12, 2009). In addition, the Maximum Annual Withdrawal Percentage can increase with the Annual Ratchet as the annuitant grows older.

In the event that on the date the Lifetime Withdrawal Phase begins the contract value is greater than the ING LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING LifePay Plus Base will be set equal to the contract value. The greater the ING LifePay Plus Base, the greater the amount will be available to you for withdrawal under the ING LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. In addition, if the contract's income phase commencement date is reached while the ING LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only income phase option, in lieu of the contract's other income phase options, under which we will pay the greater of the income phase payout under the contract and the equal payments of the Maximum Annual Withdrawal. For more information about the contract's income phase options, see "The Income Phase" in the prospectus.

Required Minimum Distributions. The ING LifePay Plus rider allows for withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year -- without constituting an Excess Withdrawal.

See Illustration 3.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Illustration 5 for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets for riders issued before January 12, 2009), or upon spousal continuation of the ING LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal (a withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the ING LifePay Plus rider). You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status:

1) The contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider;

2) No further premium payments will be accepted; and

3) Any other riders issued with the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If, when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the annuitant is age 59½. During this time, the ING LifePay Plus rider's death benefit remains payable upon the annuitant's death, and the ING LifePay Plus rider remains eligible for the 6% Compounding Step-Ups (7% of Compounding Step-Ups for riders issued before January 12, 2009). Once the ING LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to the Maximum Annual Withdrawal percentage multiplied by the ING LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly, or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on each following contract anniversary.

Investment Option Restrictions. While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:.

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before January 12, 2009	25%
Before October 6, 2008	20%

See "Fixed Allocation Funds Automatic Rebalancing," below. We impose these investment option restrictions in order to lesser the likelihood we would have to make payments under this rider. We require these allocations regardless of your investment instructions under the contract. The ING LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment option restrictions. The timing of when and how we apply these investment option restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution Income Portfolio
- ING Solution 2015 Portfolio
- ING Solution 2025 Portfolio
- ING Solution 2035 Portfolio
- ING T. Rowe Price Capital Appreciation Portfolio.

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio

No rebalancing is necessary if the contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:
- ING American Funds Bond Portfolio
- ING BlackRock Inflation Protected Bond Portfolio
- ING Intermediate Bond Portfolio
- ING U.S. Bond Index Portfolio.

You may allocate your contract value to one or more Fixed Allocated Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund in connection with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, a Fixed Allocation Fund may be reclassified as a Special Fund as of the contract continuation date if it would otherwise be designated as a Special Fund for purposes of the contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the contract, any allocation of contract value to the Fixed Allocation Funds will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage noted above of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that a specified percentage of this amount is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase dated. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) Receipt of additional premiums;

2) Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;

3) Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into a Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider terminates (with the rider's charges pro-rated) on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner. Also, an ING LifePay Plus rider that is in Lifetime Automatic Periodic Benefit Status terminates on the date of the annuitant's death.

ING LifePay Plus Death Benefit Base. The ING LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING LifePay Plus Death Benefit Base is greater than the contract's death benefit. The ING LifePay Plus Death Benefit Base is first calculated when you purchase the ING LifePay Plus rider. If the ING LifePay Plus rider is purchased on the contract date, the initial ING LifePay Plus Death Benefit Base is equal to the initial premium. If the ING LifePay Plus rider as purchased after the contract date, the initial ING LifePay Plus Death Benefit Base is equal to the contract value on the rider effective date.

The ING LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for the payment of third-party investment advisory fees before the Lifetime Withdrawal Phase beings, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "Withdrawals and Excess Withdrawals" for more information.

There is no additional charge for the death benefit associated with the ING LifePay Plus rider. Please note that the ING LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups if the rider was purchased before January 12, 2009).

In the event the ING LifePay Plus Death Benefit Base is greater than zero when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING LifePay Plus Death Benefit Base dollar for dollar until the earlier of the ING LifePay Plus Death Benefit Base being reduced to zero or the annuitant's death. Upon the annuitant's death, any remaining ING LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the contract (see "Death Benefit Choices–Continuation After Death–Spouse"), the rider will also continue, provided the spouse becomes the annuitant and sole owner. At the time the contract is continued, the ING LifePay Plus Base is recalculated to equal the contract value, inclusive of the guaranteed death benefit -- UNLESS the continuing spouse is a joint owner and the original annuitant, OR the Lifetime Withdrawal Phase has not yet begun. In these cases, the ING LifePay Plus Base is recalculated to equal the greater of a) the contract value, inclusive of the guaranteed death benefit; and b) the last-calculated ING LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation. Regardless, the ING LifePay Plus rider's guarantees resume on the next quarterly contract anniversary following spousal continuation. Any withdrawals after spousal continuation of the contract but before the ING LifePay Plus rider's guarantees resume are Excess Withdrawals. The LifePay Plus rider remains eligible for the Annual Ratchet upon recalculation of the ING LifePay Plus Base (Quarterly Ratchets if this rider was purchased before January 12, 2009).

The Maximum Annual Withdrawal is also recalculated at the same time as the ING LifePay Plus Base; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 59½. The Maximum Annual Withdrawal is recalculated to equal 5% (the Maximum Annual Withdrawal percentage) multiplied by the ING LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING LifePay Plus rider for a contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the contract owner's death and spousal continuation are counted in calculating you withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value is greater than the ING LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING LifePay Plus Base will be set equal to the contract value before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the ING LifePay Plus Death Benefit Base equals the ING LifePay Plus Death Benefit Base before the contract owner's death, subject to any pro-rata adjustment for withdrawals before spousal continuation of the rider.

Contrary to the ING Joint LifePay Plus rider, spousal continuation of the ING LifePay Plus rider would likely NOT take effect at the same time as the contract is continued. As noted above, the ING LifePay Plus rider provides for spousal continuation only on a quarterly contract anniversary (subject to the spouse becoming the annuitant and sole owner). So if you are concerned about the availability of benefits being interrupted with spousal continuation of the ING LifePay Plus rider, you might instead want to purchase the ING Joint LifePay Plus rider.

Change of Owner or Annuitant. The ING LifePay Plus rider terminates (with the rider's charge pro-rated) upon an ownership change or change of annuitant, except for:

1) spousal continuation as described above;

2) change of owner from one custodian to another custodian;

3) change of owner from a custodian for the benefit of an individual to the same individual;

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;

7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual;

11) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual; and

12) change of owner pursuant to a court order.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that are less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the ING LifePay Plus rider are not subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Loans. No loans are permitted on contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefit" in the prospectus.

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase (spouses) and eligible to elect spousal continuation (as defined by the Tax Code) of the contract when the death benefit becomes payable, subject to the owner, annuitant, and beneficiary requirement below. The maximum issue age is 80. Both spouses must meet these issue age requirements. The issue age is the age of the owners on the date on the rider effective date. The ING Joint LifePay Plus rider is subject to broker-dealer availability. The ING Joint LifePay Plus rider was available for contracts issued **on and after April 28, 2008 through April 30, 2009** (subject to availability and state approvals) that did not already have a living benefit rider. **The ING Joint LifePay Plus rider will not be issued unless the required owner, annuitant, and beneficiary designations are met, and until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.** The Company in its discretion may allow the rider to be elected after a contract has been issued without it, subject to certain conditions. Contact the Customer Service Center for more information. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of the following quarterly contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs," above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Effective Date. The rider effective date is the date coverage under the ING Joint LifePay Plus rider begins. If you purchase the ING Joint LifePay Plus rider when the contract is issued, the ING Joint LifePay Plus rider effective date is also the contract date. If the ING Joint LifePay Plus rider is added after contract issue, the rider effective date is the date of the contract's next following quarterly contract anniversary. A quarterly contract anniversary occurs each quarter of a contract year from the contract date.

No Cancellation. Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender; c) begin receiving income phase payments in lieu of payments under the rider; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel the rider. The Company may, at its discretion, cancel and/or replace the ING Joint LifePay Plus rider at your request in order to renew or reset the rider.

Termination. The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) Terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving income phase payments in lieu of payments under the rider;

2) Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay Plus rider); or

3) Change the owner of the contract.

Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

Active Spouse. An Active Spouse is the person (people) upon whose life and age the guarantees are calculated under the ING Joint LifePay Plus rider. There must be two Active Spouses when you purchase the ING Joint LifePay Plus rider, who are married to each other and are joint owners, or, for a contract with only one owner, the spouse must be the sole primary beneficiary. You cannot add an Active Spouse after the rider effective date. In general, changes to the ownership of the contract, or changes to the annuitant and/or beneficiary designations, will result in one spouse being deactivated (the spouse is thereafter "inactive"). An inactive spouse is **not** eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider, including continuing the ING Joint LifePay Plus rider upon spousal continuation of the contract. Once an Active Spouse is deactivated, the spouse may not become an Active Spouse again. Specific situations that will result in an Active Spouse being deactivated include:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an Active Spouse;

2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an Active Spouse or any change of beneficiary (including the addition of primary beneficiaries); and

3) A spouse's death.

An owner may also request that one spouse be treated as inactive (deactivated). Both contract owners must agree to such a request when there are joint owners. **However, all charges for the ING Joint LifePay Plus rider will continue to apply, even after a spouse is deactivated, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay Plus rider prior to requesting any such changes.**

Please note that a divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

Charge. The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
1.50%	0.90%

This quarterly charge is a percentage of the ING Joint LifePay Plus Base. **If the rider was purchased before January 12, 2009, the current annual charge is 0.80%.** We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges will no longer be deducted once your rider enters Lifetime Automatic Periodic Benefit Status. Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. We reserve the right to increase the charge for the ING LifePay Plus rider upon a Annual Ratchet once the Lifetime Withdrawal Phase begins. For riders issued before January 12, 2009, we reserve the right to increase the charge for the ING LifePay Plus rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of this rider, subject to the maximum annual charge. We will not increase the charge for the first five years after the effective date of the rider. You will never pay more than new issues of this rider, subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Optional Living Benefit Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

Highlights. *This paragraph introduces the terminology used with the ING Joint LifePay Plus rider and how its components generally work together. Benefits and guarantees are subject to the terms, conditions and limitations of the ING Joint LifePay Plus rider. More detailed information follows below, with capitalized words that are underlined indicating headings for ease of reference.* The ING Joint LifePay Plus rider guarantees an amount available for withdrawal from the contract in any contract year once the Lifetime Withdrawal Phase begins -- we use the ING Joint LifePay Plus Base as part of the calculation of the Maximum Annual Withdrawal. The guarantee continues when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, at which time we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal (since contract value would be zero) until the last Active Spouse's death. The ING Joint LifePay Plus Base is eligible for Annual Ratchets and 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups for riders issued before January 12, 2009), and subject to adjustment for any Excess Withdrawals. The ING Joint LifePay Plus rider has an allowance for withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The ING Joint LifePay Plus rider has a death benefit that is payable upon the contract owner's death only when the ING Joint LifePay Plus Death Benefit Base is greater than the contract's death benefit. The ING Joint LifePay Plus rider allows for spousal continuation.

ING Joint LifePay Plus Base. The ING Joint LifePay Plus Base is first calculated when you purchase the ING Joint LifePay Plus rider: (a) On the contract date, it is equal to the initial premium; and (b) After the contract date, it is equal to the contract value on the effective date of the rider.

The ING Joint LifePay Plus Base is increased, dollar for dollar, by any subsequent premiums. We refer to the ING Joint LifePay Plus Base as the MGWB Base in the ING Joint LifePay Plus rider.

Withdrawals and Excess Withdrawals. Once the Lifetime Withdrawal Phase begins, withdrawals within a contract year up to the Maximum Annual Withdrawal, including for payment of third-party investment advisory fees, have no impact on the ING Joint LifePay Plus Base. These withdrawals will not incur surrender charges or a negative Market Value Adjustment associated with any Fixed Account allocations. For example, assume the current contract value is $90,000 on a contract with the ING Joint LifePay Plus rider in the Lifetime Withdrawal Phase. The ING Joint LifePay Plus Base is $100,000, and the Maximum Annual Withdrawal is $5,000. Even though a withdrawal of $5,000 would reduce the contract value to $85,000, the ING Joint LifePay Plus Base would remain at its current level (as would the Maximum Annual Withdrawal as well) since the withdrawal did not exceed the Maximum Annual Withdrawal. See below for more information about the Maximum Annual Withdrawal.

An Excess Withdrawal is a withdrawal either before the Lifetime Withdrawal Phase begins (except for payment of third-party investment advisory fees), or once the Lifetime Withdrawal Phase begins, any portion of a withdrawal during a contract year that exceeds the Maximum Annual Withdrawal. An Excess Withdrawal will cause a pro-rate reduction of the ING Joint LifePay Plus Base -- in the same proportion as contract value is reduced by the portion of the withdrawal that is considered excess, inclusive of surrender charges, or Market Value Adjustment associated with any Fixed Account allocations (rather than the total amount of the withdrawal). An Excess Withdrawal will also cause the Maximum Annual Withdrawal to be recalculated. See Illustrations 1, 2, and 6 for examples of the consequences of an Excess Withdrawal.

Please note that any withdrawals before the rider effective date in the same contract year when the ING Joint LifePay Plus rider is added after contract issue are counted in calculating your withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Annual Ratchet. The ING Joint LifePay Plus Base is recalculated on each contract anniversary -- to equal the greater of: a) the current ING Joint LifePay Plus Base; or b) the current contract value. We call this recalculation an Annual Ratchet.

For riders issued before January 12, 2009, the ING Joint LifePay Plus Base is recalculated on each quarterly contract anniversary (once each quarter of a contract year from the contract date). In this circumstance, we call this recalculation a Quarterly Ratchet.

Once the Lifetime Withdrawal Phase begins, we reserve the right to increase the charge for the ING Joint LifePay Plus rider upon an Annual Ratchet. You will never pay more than new issues of the ING Joint LifePay Plus rider, subject to the maximum annual charge, and we will not increase this charge for your first five years after the rider effective date. We will notify you in writing not less than 30 days before a charge increase. Our written notice will outline the procedure you will need to follow to do so. You may avoid the charge increase by canceling the forthcoming Annual Ratchet. Please note, however, that from then on the ING Joint LifePay Plus Base would no longer be eligible for **any** Annual Ratchets, so the Maximum Annual Withdrawal percentage would not be eligible to increase. More information about the Maximum Annual Percentage is below under "Maximum Annual Withdrawal." Our written notice will also remind you of the consequences of canceling the forthcoming Annual Ratchet.

For riders issued before January 12, 2009, we reserve the right to increase the charge for this rider upon a Quarterly Ratchet once the Lifetime Withdrawal Phase begins. You will never pay more than new issues of the rider, subject to the maximum charge, and we promise not to increase the charge for your first five contract years. Canceling a forthcoming Quarterly Ratchet to avoid the charge increase will have the same outcome, as noted above.

6% Compounding Step-Up. The ING Joint LifePay Plus Base is recalculated on each of the first ten contract anniversaries after the rider effective date, SO LONG AS no withdrawals were taken during the preceding contract year. The recalculated ING Joint LifePay Plus Base will equal the greatest of a) The current ING Joint LifePay Plus Base; b) The current contract value; and c) The ING Joint LifePay Plus Base on the previous contract anniversary, increased by 6%, plus any premiums received and minus any withdrawals for payment of third-party investment advisory fees since the previous contract anniversary. We call this recalculation a 6% Compounding Step-Up.

Please note there are no partial 6% Compounding Step-Ups. The 6% Compounding Step-Up is **not** pro-rated. For riders added to existing contracts (a post contract issuance election), the first opportunity for a 6% Compounding Step-Up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date.

For example, assume a contract owner decides to add the ING Joint LifePay Plus rider on March 15, 2009 to a contract that was purchased on January 1, 2009. The rider effective date is April 1, 2009, which is the date of the contract's next following quarterly contract anniversary. Because on January 1, 2010 a full contract year will not have elapsed since the rider effective date, the ING Joint LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this contract will be on January 1, 2011.

For riders issued before January 12, 2009, the step-up is 7%, which we call a 7% Compounding Step-Up. The 7% Compounding Step-Up is **not** pro-rated.

Lifetime Withdrawal Phase. The Lifetime Withdrawal Phase begins on the date of your first withdrawal (except those for payment of third-party investment advisory fees), SO LONG AS the youngest Active Spouse is age 65. On this date, the ING Joint LifePay Plus Base is recalculated to equal the greater of the current ING Joint LifePay Plus Base or the current contract value. The Lifetime Withdrawal Phase will continue until the earliest of:

1) the date income phase payments begin (see "The Income Phase);

2) reduction of the contract value to zero by an Excess Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4) the surrender of the contract; or

5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary is an Active Spouse who elects to continue the contract; or

6) the last Active Spouse dies.

The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status in the even contract value is reduced to zero other than by an Excess Withdrawal. Please see "Lifetime Automatic Periodic Benefit Status" below for more information.

Maximum Annual Withdrawal. The Maximum Annual Withdrawal is the amount that the ING Joint LifePay Plus rider guarantees to be available for withdrawal from the contract in any contract year. The Maximum Annual Withdrawal is first calculated when the Lifetime Withdrawal Phase begins and equals the Maximum Annual Withdrawal percentage of 5% multiplied by the ING Joint LifePay Plus Base. The Maximum Annual Withdrawal is thereafter recalculated whenever the ING Joint LifePay Plus Base is recalculated (for example, upon a Quarterly Ratchet or 7% Compounding Step-Ups).

In the event on the date the Lifetime Withdrawal Phase begins the contract value is greater than the ING Joint LifePay Plus Base, then before the Maximum Annual Withdrawal is first calculated, the ING Joint LifePay Plus Base will be set equal to the contract value. The greater the ING Joint LifePay Plus Base, the greater the amount will be available to you for withdrawal under the ING Joint LifePay Plus rider in calculating the Maximum Annual Withdrawal for the first time. In addition, if the contract's income phase commencement date is reached while the ING Joint LifePay Plus rider is in the Lifetime Withdrawal Phase, you may elect a life only income phase option, in lieu of the contract's other income phase options, under which we will pay the greater of the income phase payout under the contract and the equal payments of the Maximum Annual Withdrawal. For more information about the contract's income phase options, see "The Income Phase" in the prospectus.

Required Minimum Distributions. The ING Joint LifePay Plus rider allows for withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that exceed the Maximum Annual Withdrawal without causing a pro-rata reduction of the ING Joint LifePay Plus Base and recalculation of the Maximum Annual Withdrawal. If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, then an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal. Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year -- without constituting an Excess Withdrawal.

See Illustration 3 below, for an example.

Withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts are Excess Withdrawals that will cause a pro-rata reduction of the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal to be recalculated. See Illustration 5, below for an example of the consequences of an Excess Withdrawal with an Additional Withdrawal Amount. The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire. See Illustration 4 for an example of the Additional Withdrawal Amount being carried over. **Please note that there is no adjustment to the Additional Withdrawal Amount for Annual Ratchets (Quarterly Ratchets for riders issued before January 12, 2009) or upon spousal continuation of the ING Joint LifePay Plus Rider.**

Lifetime Automatic Periodic Benefit Status. The ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status when your contract value is reduced to zero other than by an Excess Withdrawal (a withdrawal in excess of the Maximum Annual Withdrawal that causes your contract value to be reduced to zero will terminate the ING Joint LifePay Plus rider). You will no longer be entitled to make withdrawals, but instead will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. When the rider enters Lifetime Automatic Periodic Benefit Status:

1) The contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;

2) No further premium payments will be accepted; and

3) Any other riders issued with the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the last Active Spouse's death.

If, when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the first contract anniversary following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

In the event contract value is reduced to zero before the Lifetime Withdrawal Phase begins, Lifetime Automatic Periodic Benefit Status is deferred until the contract anniversary on or after the youngest Active Spouse is age 65. During this time, the ING Joint LifePay Plus rider's death benefit remains payable upon the last Active Spouse's death, and the ING Joint LifePay Plus rider remains eligible for the 6% Compounding Step-Ups (7% Compounding Step-Ups for riders issued before January 12, 2009). Once the ING Joint LifePay Plus rider enters the Lifetime Automatic Periodic Benefit Status, periodic payments will begin in an annual amount equal to 5% (the Maximum Annual Withdrawal percentage) multiplied by the ING Joint LifePay Plus Base.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly, or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made annually, then the payments will be made on each following contract anniversary.

Investment Option Restrictions. While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least a specified percentage of such contract value in the Fixed Allocation Funds, which percentage depends on the rider's purchase date:

Rider Purchase Date	Fixed Allocation Fund Percentage
Currently	30%
Before January 12, 2009	25%
Before October 6, 2008	20%

See "Fixed Allocation Funds Automatic Rebalancing," below. We impose these investment option restrictions in order to lessen the likelihood we would have to make payments under this rider. We require these allocations regardless of your investment instructions to the contract. The ING Joint LifePay Plus rider will not be issued until your contract value is allocated in accordance with these investment options restrictions. The timing of when and how we apply these restrictions is discussed further below.

Accepted Funds. Currently, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution Income Portfolio
- ING Solution 2015 Portfolio
- ING Solution 2025 Portfolio
- ING Solution 2035 Portfolio
- ING T. Rowe Price Capital Appreciation Portfolio.

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio

No rebalancing is necessary if the contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Fund. Currently, the Fixed Allocation Funds are:
- ING American Funds Bond Portfolio
- ING BlackRock Inflation Protected Bond Portfolio
- ING Intermediate Bond Portfolio
- ING U.S. Bond Index Portfolio.

You may allocate your contract value to one or more Fixed Allocation Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund in connection with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than the specified percentage of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that the specified percentage is allocated to the Fixed Allocation Funds. The specified percentage depends on the rider's purchase date. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) Receipt of additional premiums;

2) Transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) Withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into a Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during the Lifetime Withdrawal Phase, the ING Joint LifePay Plus rider will continue until the owner's death (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the ING Joint LifePay Plus Base. See "Withdrawals" and "Excess Withdrawal," above. In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change in the amount of your periodic payments. Payments will continue until both spouses are deceased.

Death of Owner or Annuitant. The ING Joint LifePay Plus rider terminates (with the rider's charges pro-rated) on the earlier of the date of death of the last Active Spouse, or when the surviving spouse decides not to continue the contract.

ING Joint LifePay Plus Death Benefit Base. The ING Joint LifePay Plus rider has a death benefit that is payable upon the owner's death only when the ING Joint LifePay Plus Death Benefit Base is greater than the contract's death benefit. The ING Joint LifePay Plus Death Benefit Base is first calculated when you purchase the ING Joint LifePay Plus rider. If the ING Joint LifePay Plus rider is purchased on the contract date, the initial ING Joint LifePay Plus Death Benefit Base is equal to the initial premium. If the ING Joint LifePay Plus rider is purchased after the contract date, the initial ING Joint LifePay Plus Death Benefit Base is equal to the contract value on the rider effective date.

The ING Joint LifePay Plus Death Benefit Base is increased by the dollar amount of any subsequent premiums and subject to any withdrawal adjustments. The ING Joint LifePay Plus Death Benefit Base is reduced by the dollar amount of any withdrawals for the payment of third-party investment advisory fees before the Lifetime Withdrawal Phase beings, and for any withdrawals once the Lifetime Withdrawal Phase begins that are not Excess Withdrawals, including withdrawals for payment of third-party investment advisory fees. The ING Joint LifePay Plus Death Benefit Base is subject to a pro-rata reduction for an Excess Withdrawal. Please see "Withdrawals and Excess Withdrawals" for more information.

There is no additional charge for the death benefit associated with the ING Joint LifePay Plus rider. Please note that the ING Joint LifePay Plus Death Benefit Base is not eligible to participate in Annual Ratchets or 6% Compounding Step-Ups (Quarterly Ratchets and 7% Compounding Step-Ups for riders issued prior to January 12, 2009).

In the event the ING Joint LifePay Plus Death Benefit Base is greater than zero when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, each periodic payment reduces the ING Joint LifePay Plus Death Benefit Base dollar for dollar until the earlier of the ING Joint LifePay Plus Death Benefit Base being reduced to zero or the last Active Spouse's death. Upon the last Active Spouse's death, any remaining ING Joint LifePay Plus death benefit is payable to the beneficiary in a lump sum.

Spousal Continuation. If the surviving spouse of the deceased owner continues the contract (see "Death Benefit Choices–Continuation After Death–Spouse"), the rider will continue, SO LONG AS the surviving spouse is an Active Spouse. At that time, the ING Joint LifePay Plus Base is recalculated to equal the greater of a) the contract value, inclusive of the guaranteed death benefit; and b) the last-calculated ING Joint LifePay Plus Base, subject to pro-rata adjustment for any withdrawals before spousal continuation.

The Maximum Annual Withdrawal is also recalculated; however, there is no Maximum Annual Withdrawal upon spousal continuation until the Lifetime Withdrawal Phase begins on the date of the first withdrawal after spousal continuation, SO LONG AS the annuitant is age 65. The Maximum Annual Withdrawal is recalculated to equal 5% (the Maximum Annual Withdrawal percentage) multiplied by the ING Joint LifePay Plus Base. There is no adjustment to the Additional Withdrawal Amount upon spousal continuation of the ING Joint LifePay Plus rider for a contract subject to the Required Minimum Distribution rules of the Tax Code. Any withdrawals before the contract owner's death and spousal continuation are counted in calculating you withdrawals in that contract year to determine whether the Maximum Annual Withdrawal has been exceeded.

Please note, if the contract value is greater than the ING Joint LifePay Plus Base on the date the Lifetime Withdrawal Phase begins, then the ING Joint LifePay Plus Base will be set equal to the contract value before the Maximum Annual Withdrawal is first calculated. Also, upon spousal continuation, the ING Joint LifePay Plus Death Benefit Base equals the ING Joint LifePay Plus Death Benefit Base before the contract owner's death, subject to any pro-rata adjustment for withdrawals before spousal continuation of the rider.

Change of Owner or Annuitant. The ING Joint LifePay Plus rider terminates (with the rider's charge pro-rated) upon an ownership change or change of annuitant, except for:

1) spousal continuation by an Active Spouse, as described above;

2) change of owner from one custodian to another custodian;

3) change of owner from a custodian for the benefit of an individual to the same individual (the owner's spouse must be named sole beneficiary under the contract to remain an Active Spouse);

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is an Active Spouse when added as joint owner;

7) for nonqualified contracts only, the removal of a joint owner, provided the removed joint owner is an Active Spouse and becomes the sole primary beneficiary; and

8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner, provided both spouses are Active Spouses at the time of the change.

Surrender Charges. Once the Lifetime Withdrawal Phase begins, your withdrawals within a contract year up to the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount) are not subject to surrender charges. We waive any surrender charges otherwise applicable to your withdrawal in a contract year that are less than or equal to the Maximum Annual Withdrawal. Excess Withdrawals are subject to surrender charges, whether or not the Lifetime Withdrawal Phase has begun. Once your contract value is reduced to zero, any periodic payments under the ING Joint LifePay Plus rider are not subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefit" in the contract prospectus.

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Important Note:
The following information pertains to the form of ING LifePay Plus and ING Joint LifePay Plus riders available for purchase on and after April 20, 2007 through April 27, 2008. If you purchased the ING LifePay or ING Joint LifePay rider, please see Appendix L for more information.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. In order to elect the ING LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider date. Some broker-dealers may limit the availability of the rider to younger ages. The ING LifePay Plus rider was available for contracts issued **on and after August 20, 2007 through April 27, 2008** (subject to availability and state approvals) that did not already have a living benefit rider. The ING LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the rider to be elected after a contract has been issued without it, subject to certain conditions. Contact the Customer Service Center for more information. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of the following quarterly contract anniversary.

Rider Date. The rider date is the date the ING LifePay Plus rider becomes effective. If you purchase the ING LifePay Plus rider when the contract is issued, the rider date is also the contract date.

Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.00%	0.50%

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from the Fixed Account. With the Fixed Account, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Account, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING LifePay Plus rider, you may not cancel it unless you cancel the contract during the contract's free look period, surrender, begin income phase payments or otherwise terminate the contract. These events automatically cancel the ING LifePay Plus rider. The Company may, at its discretion, cancel and/or replace the ING LifePay Plus rider at your request in order to renew or reset the rider.

Termination. The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) begin income phase payments, surrender or otherwise terminate your contract during the accumulation phase; or

2) die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the contract.

The ING LifePay Plus rider will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the annuitant reaching age 59½ has not yet passed. While the ING LifePay Plus rider is in guaranteed withdrawal status, withdrawals in a contract year up to the Maximum Guaranteed Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:

1) quarterly contract anniversary following the annuitant reaching age 59½, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;

2) reduction of the ING LifePay Plus Base to zero, at which time the rider will terminate;

3) the income phase commencement date;

4) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

5) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);

6) the surrender of the contract, or the election to begin income phase payments; or

7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract.

Please note that withdrawals while the ING LifePay Plus rider is in Guaranteed Withdrawal status are not guaranteed for the lifetime of the annuitant.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of your first withdrawal, provided the quarterly contract anniversary following the annuitant's age 59½ has passed. If your first withdrawal is taken before this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the annuitant reaching age 59½. This status continues until the earliest of:

1) the income phase commencement date;
2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);
4) the surrender of the contract or the election to begin income phase payments; or
5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the ING LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING LifePay Plus Rider Works. The ING LifePay Plus Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the income phase commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the income phase commencement date, whichever occurs first.

Benefits paid under the ING LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows.

1) If you purchased the ING LifePay Plus rider on the contract date, the initial ING LifePay Plus Base is equal to the initial premium.

2) If you purchased the ING LifePay Plus rider after the contract date, the initial ING LifePay Plus Base is equal to the contract value on the effective date of the rider.

During the Growth Phase, the initial ING LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the ING LifePay Plus Base is recalculated as the greater of

- The current ING LifePay Plus Base; or
- The current contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the ING LifePay Plus Base is recalculated as the greatest of

- The current ING LifePay Plus Base; or
- The current contract value; and
- The ING LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date. You may sometimes see the step-up referred to as the Minimum Annual Deferral Enhancement (or MADE).

The ING LifePay Plus Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING LifePay Plus rider (see "ING LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% of the greater of 1) the contract value and 2) the ING LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal.

If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the ING LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

If the contract's income phase commencement date is reached while you are in the ING LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only income phase option, in lieu of the contract's other income phase options, under which we will pay the greater of the income phase payout under the contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any contract year exceed the Maximum Annual Withdrawal, then the ING LifePay Plus Base and the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that both the ING LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the contract value determined:

1) before the withdrawal, for the excess withdrawal; and

2) after the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. See Illustration 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code, that exceed the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the ING LifePay Plus rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.

3) Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.

4) Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year.

5) Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.

6) The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated.

7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3, below.

Investment Advisory Fees.   Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status.   If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the contract will provide no further benefits other than as provided under the ING LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Lifetime Automatic Periodic Benefit Status.   If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits other than as provided under the ING LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING LifePay Plus Base to the current contract value, if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below.

   Accepted Funds. Currently, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution Income Portfolio
- ING Solution 2015 Portfolio
- ING Solution 2025 Portfolio
- ING Solution 2035 Portfolio
- ING T. Rowe Price Capital Appreciation Portfolio.

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary if the contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

   Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:
- ING American Funds Bond Portfolio
- ING BlackRock Inflation Protected Bond Portfolio
- ING Intermediate Bond Portfolio
- ING U.S. Bond Index Portfolio.

You may allocate your contract value to one or more Fixed Allocated Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund in connection with Fixed Allocation Funds Automatic Rebalancing.

If the rider is not continued under the spousal continuation right when available, a Fixed Allocation Fund may be reclassified as a Special Fund as of the contract continuation date if it would otherwise be designated as a Special Fund for purposes of the contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the contract, any allocation of contract value to the Fixed Allocation Fund will be considered a Covered Fund allocation while the rider is in effect.

   Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Fund are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;

3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the ING LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider and charges will terminate on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner.

Continuation After Death–Spouse. If the surviving spouse of the deceased owner continues the contract (see "Death Benefit Choices–Continuation After Death–Spouse"), the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;

2) On the date the rider is continued, the ING LifePay Plus Base will be reset to equal the greater of the ING LifePay Plus Base and the then current contract value;

3) The ING LifePay Plus charges will restart and be the same as were in effect prior to the claim date;

4) Ratchets, which stop on the claim date, are restarted, effective on the date the rider is continued;

5) Any remaining step-ups will be available, and if the rider is continued before an annual contract anniversary when a step-up would have been available, then that step-up will be available; and

6) The rider's Standard Withdrawal Benefit will be available until the quarterly contract anniversary on or after the spouse is age 59½.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.

2) The rider's charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date.

3) On the quarterly contract anniversary that the date the rider is continued:

   (a) If the surviving spouse was not the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by 5%. Withdrawals are permitted pursuant to the other provisions of the rider. Withdrawals causing the contract value to fall to zero will terminate the contract and the rider.

(b) If the surviving spouse was the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by 5%. Withdrawals are permitted pursuant to the other provisions of the rider.

4) The rider charges will restart on the quarter contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.

Effect of ING LifePay Plus Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay Plus rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death–Spouse," above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay Plus rider to the beneficiary. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

While the rider is in Automatic Periodic Benefit Status, if the owner dies, the remaining ING LifePay Plus Base will be paid to the beneficiary in a lump sum.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;

2) change of owner from one custodian to another custodian;

3) change of owner from a custodian for the benefit of an individual to the same individual;

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;

7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and

8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING LifePay Plus rider are not subject to surrender charges.

Loans. No loans are permitted on contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefit."

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. See "Ownership, Annuitant, and Beneficiary Requirements," below.

The maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay Plus rider is effective. The issue age is the age of the owners on the date on which the rider is effective. Some broker-dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay Plus rider was available for contracts issued **on and after August 20, 2007 through April 27, 2008** (subject to availability and state approvals) that did not already have a living benefit rider. The ING Joint LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the ING Joint LifePay Plus rider to be elected after a contract has been issued without it, subject to certain conditions. Please contact our Customer Service Center for more information. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The ING Joint LifePay Plus rider will be effective as of the following quarterly contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs," above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The ING Joint LifePay Plus rider date is the date the ING Joint LifePay Plus rider becomes effective. If you purchase the ING Joint LifePay Plus rider when the contract is issued, the ING Joint LifePay Plus rider date is also the contract date.

Charge. The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.50%	0.75%

This quarterly charge is a percentage of the ING Joint LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can be subject to change upon a reset after your first five contract years. You will never pay more than the maximum annual charge.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING Joint LifePay Plus rider, you may not cancel it unless you cancel the contract during the contract's free look period (or otherwise cancel the contract pursuant to its terms), surrender or elect to receive income phase payments in lieu of payments under the ING Joint LifePay Plus rider. These events automatically cancel the ING Joint LifePay Plus rider. The Company may, at its discretion, cancel and/or replace the ING Joint LifePay Plus rider at your request in order to renew or reset the ING Joint LifePay Plus rider.

Termination. The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving income phase payments in lieu of payments under the ING Joint LifePay Plus rider;

2) die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay Plus rider); or

3) change the owner of the contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

Active Status. Once the ING Joint LifePay Plus rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay Plus rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay Plus rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay Plus rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.

2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).

3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider. **However, all charges for the ING Joint LifePay Plus rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay Plus rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the youngest active spouse's 65th birthday has not yet passed. While the ING Joint LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:

1) quarterly contract anniversary following the youngest active spouse's 65th birthday, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;

2) reduction of the ING Joint LifePay Plus Base to zero, at which time the rider will terminate;

3) the income phase commencement date;

4) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

5) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);

6) the surrender of the contract or the election to begin receiving income phase payments; or

7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract.

Please note that withdrawals while the ING Joint LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the youngest active spouse's 65th birthday has passed. If the first withdrawal is taken prior to this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the youngest active spouse's 65th birthday. This status continues until the earliest of:

1) the income phase commencement date;

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);

4) the surrender of the contract; or

5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the ING Joint LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING Joint LifePay Plus Rider Works. The ING Joint LifePay Plus rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the ING Joint LifePay Plus rider and ends as of the business day before the first withdrawal is taken (or when the income phase commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than advisory fees, as described below), or the income phase commencement date, whichever occurs first.

Benefits paid under the ING Joint LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay Plus rider on the contract date, the initial ING Joint LifePay Plus Base is equal to the initial premium.

2) If you purchased the ING Joint LifePay Plus rider after the contract date, the initial ING Joint LifePay Plus Base is equal to the contract value on the effective date of the ING Joint LifePay Plus rider.

During the Growth Phase, the initial ING Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the ING Joint LifePay Plus Base is recalculated as the greater of

- The current ING Joint LifePay Plus Base; or
- The current contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the ING Joint LifePay Plus Base is recalculated as the greatest of

- The current ING Joint LifePay Plus Base; or
- The current contract value; and
- The ING Joint LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date. You may sometimes see the step-up referred to as the Minimum Annual Deferral Enhancement (or MADE).

The ING Joint LifePay Plus Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING Joint LifePay Plus rider (see "ING Joint LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% multiplied by the greater of the contract value and the ING Joint LifePay Plus Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay Plus rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal.

If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the ING Joint LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

If the contract's income phase commencement date is reached while you are in the ING Joint LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only income phase option, in lieu of the contract's other income phase options, under which we will pay the greater of the income phase payout under the contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only income phase option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that both the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum Annual Withdrawal. See Illustration 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay Plus rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay Plus rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.

3) Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.

4) Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current contract year.

5) Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.

6) The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated.

7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3, below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING Joint LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the contract will provide no further benefits other than as provided under the ING Joint LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING Joint LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay Plus rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay Plus rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status:

1)   the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;

2)   no further premium payments will be accepted; and

3)   any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay Plus rider at the time this status begins. If both spouses are active under the ING Joint LifePay Plus rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay Plus rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING Joint LifePay Plus Base to the current contract value, if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay Plus rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the contract, as described below.

While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Fund. See "Fixed Allocation Funds Automatic Rebalancing," below.

Accepted Funds. Currently, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution Income Portfolio
- ING Solution 2015 Portfolio
- ING Solution 2025 Portfolio
- ING Solution 2035 Portfolio
- ING T. Rowe Price Capital Appreciation Portfolio.

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary if the contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:
- ING American Funds Bond Portfolio
- ING BlackRock Inflation Protected Bond Portfolio
- ING Intermediate Bond Portfolio
- ING U.S. Bond Index Portfolio.

You may allocate your contract value to one or more Fixed Allocated Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund in connection with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Fund are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay Plus rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) may cause the termination of the ING Joint LifePay Plus rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay Plus rider will remain in effect pursuant to its original terms and ING Joint LifePay Plus coverage and charges will continue. As of the date the contract is continued, the Joint LifePay Plus Base will be reset to the current Contact value, if greater, and the Maximum Annual Withdrawal will recalculated as 5% percentage multiplied by the new Joint LifePay Plus Base on the date the contract is continued. However, under no circumstances will this recalculation result in a reduction to the Maximum Annual Withdrawal.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay Plus rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay Plus rider terminates and ING Joint LifePay Plus coverage and charges cease upon the date of death of the last Active Spouse.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay Plus rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;

2) change of owner from one custodian to another custodian for the benefit of the same individual;

3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;

7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and

8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint LifePay Plus rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefit."


ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples


The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 – $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 – 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 – 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The RMD for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Occurs.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset occurs. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset, the contract value has increased further to $130,000. The Reset occurs again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

ING LifePay and ING Joint LifePay Riders

(Available for contracts issued through August 20, 2007, subject to state approval)

ING LifePay Minimum Guaranteed Withdrawal Benefit (ING LifePay) Rider. The ING LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

   Purchase. In order to elect the ING LifePay rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural person. Joint annuitants are not allowed. The minimum issue age is 50 and the maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the contract anniversary on which the rider is effective. Some broker-dealers may limit availability of the rider to ages younger than 80, but in no event less than 50. The ING LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including compliance with the investment option restrictions described below. The rider will be effective as of that contract anniversary.

   Rider Date. The rider date is the date the ING LifePay rider becomes effective. The rider date is also the contract date if you purchased the ING LifePay rider when the contract was issued.

   Charge. The charge for the ING LifePay rider is deducted quarterly from your contract value as follows:

As an Annual Charge (Charge Deducted Quarterly)	As a Quarterly Charge	Maximum Annual Charge if Reset Option Elected
0.40% of contract value	0.10% of contract value	1.20% of contract value

The charge is deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit status. Lifetime Automatic Periodic Benefit Status will occur if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option, subject to the maximum annual charge. For more information on this rider, including when Lifetime Automatic Periodic Benefit status begins, please see "ING LifePay Minimum Guaranteed Withdrawal Benefit Rider" below. If you surrender your contract or begin receiving income phase payments, the charge is pro-rated based upon the amount owed at the time. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after this change.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. Currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING LifePay rider, you may not cancel it unless you a) cancel the contract during the contract's free look period, b) surrender, c) begin income phase payments, or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel the ING LifePay rider. Once the contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The ING LifePay rider is a "living benefit," which means the guaranteed benefits offered by the rider is intended to be available to you while you are living and while your contract is in the accumulation phase. Generally, the optional riders automatically terminate if you:

1) Terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving income phase payments in lieu of payments under the rider;

2) Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract; or

3) Change the owner of the contract.

Other circumstances that may cause a rider to terminate automatically are discussed below with each rider.

Lifetime Guaranteed Withdrawal Status. This status begins on the rider date and continues until the earliest of:

1) the income phase start date;

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4) the surrender of the contract; or

5) the death of the contract owner (or in the case of joint owners, the first contract owner, or the annuitant in the case of a custodial IRA) unless your spouse beneficiary elects to continue the contract.

For more information about the effect of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status" below.

As described below, certain features of the ING LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING LifePay Rider Works. The ING LifePay Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the rider date and ends as of the business day before the first withdrawal is taken (or when the income phase start date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal (other than investment advisory fees, as described below) or the income phase start date, whichever occurs first.

During the accumulation phase of the contract, the ING LifePay rider may be in either the Growth Phase or the Withdrawal Phase. The ING LifePay rider is initially in Lifetime Guaranteed Withdrawal Status. While in this status you may terminate the ING LifePay rider by electing to enter the income phase and begin receiving income phase payments. However, if you have not elected to begin receiving income phase payments, and the ING LifePay rider enters Lifetime Automatic Periodic Benefit Status because the contract value has been reduced to zero, the ING LifePay rider and contract terminate (other than those provisions regarding the payment of the Maximum Annual Withdrawal, as described below) and you can no longer elect to receive income phase payments.

Benefits paid under the ING LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal as follows.

1) If you purchased the ING LifePay rider on the contract date, the initial ING LifePay Base is equal to the initial premium.
2) If you purchased the ING LifePay rider after the contract date, the initial ING LifePay Base is equal to the contract value on the rider date.
3) The initial ING LifePay Base is increased dollar-for-dollar by premiums received during the Growth Phase ("eligible premiums"). The ING LifePay Base is also increased to equal the contract value if the contract value is greater then the current ING LifePay Base on each quarterly contract anniversary after the effective date of the rider, during the Growth Phase. The ING LifePay Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Base or the Maximum Annual Withdrawal. However, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING LifePay rider (see "ING LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% of the greater of 1) the contract value and 2) the ING LifePay Base as of the last day of the Growth Phase. The first withdrawal after the rider date (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal.

If the ING LifePay rider is in the Growth Phase, and the income phase commencement date is reached, the rider will enter the Withdrawal Phase and the income phase will begin. In lieu of the income phase payment options available under the contract, you may elect a life-only income phase payment option under which we will pay the greater of the income phase payout under the contract and annual payments equal to the Maximum Annual Withdrawal.

Withdrawals in a contract year that do not exceed the Maximum Annual Withdrawal do not reduce the Maximum Annual Withdrawal. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal, the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that the Maximum Annual Withdrawal will be reduced by the same proportion that the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the contract value determined:

1) before the withdrawal, for the excess withdrawal; and
2) after the withdrawal for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. See Illustration 1 and 2 below for an example of this concept.

Required Minimum Distributions. Withdrawals taken from this contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for the purposes of the rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal that exceeds the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the ING LifePay rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2) You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.
3) Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.
4) Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal, other than Required Minimum Distributions will count against and reduce any Additional Withdrawal Amount.
5) Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.

6) The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year. The Additional Withdrawal Amount when recalculated, will not include your Required Minimum Distribution for a calendar year, or any portion thereof, that may otherwise be taken after that calendar year's end.

7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be set equal to the amount in excess of the Additional Withdrawal Amount necessary to satisfy the Required Minimum Distribution (if any).

See Appendix Illustration 3, below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Base on a pro-rata basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status,

1) the contract will provide no further benefits other than as provided in the ING LifePay rider;
2) no further premium payments will be accepted; and
3) any other riders attached to the contract will terminate, unless otherwise specified in the rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING LifePay rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if 5% of the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to 5% of the contract value on the Reset Effective Date. The reset option is only available when the rider is in Lifetime Guaranteed Withdrawal Status.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.20%. However, we guarantee that the rider charge will not increase for resets exercised within the first five contract years. See Illustration 4, below.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you with lifetime payments (subject to the terms and restrictions of the ING LifePay rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of such contract value be invested in the Fixed Allocation Fund. See "Fixed Allocation Funds Automatic Rebalancing" below.

The ING GET U.S. Core Portfolio is not available as an investment option if you have chosen the ING LifePay rider.

Accepted Funds. Currently, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution Income Portfolio
- ING Solution 2015 Portfolio
- ING Solution 2025 Portfolio
- ING Solution 2035 Portfolio
- ING T. Rowe Price Capital Appreciation Portfolio.

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary if the contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:
- ING American Funds Bond Portfolio
- ING BlackRock Inflation Protected Bond Portfolio
- ING Intermediate Bond Portfolio
- ING U.S. Bond Index Portfolio.

You may allocate your contract value to one or more Fixed Allocated Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund in connection with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds and the Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Fixed Allocation Funds and Other Funds and will be the last transaction processed on that date. The ING LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;
2) transfer or reallocation among Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and
3) withdrawals from a Fixed Allocation Fund or Other Fund.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J – Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the ING LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay rider and charges terminate on the earlier of:
1) if the rider is in Lifetime Guaranteed Withdrawal status, the date of receipt of due proof of death ("notice date") of the contract owner (or in the case of joint contract owners, the death of the first owner) or the annuitant if there is a non-natural owner; or
2) the date the rider enters Lifetime Automatic Periodic Benefit status.

Under 1), above, the rider terminates on the death of the first owner, even if the owner is not the annuitant. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** Under 2), above, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. No other death benefit is payable in this situation.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the contract (see, "Death Benefit Choices–Continuation After Death – Spouse"), this rider will also continue, provided the following conditions are met:

1) The spouse is at least 50 years old on the date the contract is continued; and
2) The spouse becomes the annuitant and sole contract owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;
2) On the date the rider is continued, the ING LifePay Base will be reset to equal the then current contract value; and
3) The ING LifePay charges will restart and be the same as were in effect prior to the notice date.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase;

2) On the contract anniversary following the date the rider is continued,

   (a) If the surviving spouse had not been the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated by multiplying the contract value on that contract anniversary by 5%, and the Maximum Annual Withdrawal is considered to be zero from the notice date to that contract anniversary. Withdrawals are permitted pursuant to the other provisions of the contract. Withdrawals causing the contract value to fall to zero will terminate the contract and rider.
   (b) If the surviving spouse was the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated as the greater of the Maximum Annual Withdrawal on the notice date (adjusted for excess withdrawals thereafter) and the Maximum Annual Withdrawal resulting from multiplying the contract value on that contract anniversary by 5%. The Maximum Annual Withdrawal does not go to zero on the notice date, and withdrawals may continue under the rider provisions.

3) The rider charges will restart on the contract anniversary following the date the rider is continued and will be the same as were in effect prior to the notice date.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death–Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;

2) change of owner from one custodian to another custodian;

3) change of owner from a custodian for the benefit of an individual to the same individual;

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;

7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and

8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your Contract value is zero, the periodic payments under the ING LifePay rider are not subject to surrender charges.

Loans. The portion of any Contract value used to pay off an outstanding loan balance will reduce the ING LifePay Base or Maximum Annual Withdrawal as applicable. We do not recommend the ING LifePay rider if loans are contemplated.

Effect of ING LifePay Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "ING LifePay Minimum Guaranteed Withdrawal Benefit Rider–Death of Owner or Annuitant" for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefit."

ING Joint LifePay Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay) Rider. The ING Joint LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals you may take from the contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. Annual withdrawals in excess of the annual withdrawal amount allowed under the rider will reduce the amount of allowable future annual withdrawals, and may result in your inability to receive lifetime payments under the rider. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The ING Joint LifePay rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. See "Ownership, Annuitant, and Beneficiary Designation Requirements" below.

The minimum issue age is 60 and the maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay rider is effective. Some broker-dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 60. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay rider is currently only available if you have not already purchased an optional living benefit rider. We do, however, reserve the right to allow the purchase of more than one optional living benefit rider in the future, as well as the right to allow contract owners to replace the ING LifePay rider with the ING Joint LifePay rider. The ING Joint LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions" below. The Company in its discretion may allow the ING Joint LifePay rider to be elected during the 30-day period preceding a contract anniversary. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The ING Joint LifePay rider will be effective as of that contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. These designations depend upon whether the contract is issued as a nonqualified contract or as an IRA. In both cases the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

IRAs. There may only be one owner of a contract issued as an IRA, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs" above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

Rider Date. The rider date is the date the ING Joint LifePay rider becomes effective. The rider date is also the contract date if you purchased the ING Joint LifePay rider when the contract was issued.

Charge. The charge for the ING Joint LifePay rider is deducted quarterly from your contract value as follows:

As an Annual Charge (Charge Deducted Quarterly)	As a Quarterly Charge	Maximum Annual Charge if Reset Option Elected
0.65% of contract value	0.1625% of contract value	1.50% of contract value

The charge is deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit status. Lifetime Automatic Periodic Benefit Status will occur if your contract value is reduced to zero and other conditions are met. The charge may be subject to change if you elect the reset option, subject to the maximum annual charge. For more information on this rider, including when Lifetime Automatic Periodic Benefit status begins, please see "ING Joint LifePay Minimum Guaranteed Withdrawal Benefit Rider" below. If you surrender your contract or begin receiving income phase payments, the charge is pro-rated based upon the amount owed at the time. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after this change.

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. Currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

No Cancellation. Once you purchase the ING Joint LifePay rider, you may not cancel it unless you a) cancel the contract during the contract's free look period, b) surrender, c) begin income phase payments, or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel the ING Joint LifePay rider. Once the contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The ING Joint LifePay rider a "living benefit," which means the guaranteed benefits offered by the rider is intended to be available to you while you are living and while your contract is in the accumulation phase. Generally, the optional riders automatically terminate if you:

1) Terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving income phase payments in lieu of payments under the rider;

2) Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay rider); or

3) Change the owner of the contract (other than a spousal continuation by an active spouse).

Other circumstances that may cause a rider to terminate automatically are discussed below with each rider.

Active Status. Once the ING Joint LifePay rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.

2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse, or any change of beneficiary (including the addition of primary beneficiaries).

3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay rider. **However, all charges for the ING Joint LifePay rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce" below.

Lifetime Guaranteed Withdrawal Status. This status begins on the date the ING Joint LifePay rider is issued (the "effective date of the ING Joint LifePay rider") and continues until the earliest of: not used in other sections

1) the income phase commencement date;

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4) the surrender of the contract; or

5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

For more information on the impact of a withdrawal reducing the contract value to zero on the Maximum Annual Withdrawal, please see "Lifetime Automatic Periodic Benefit Status" below. As described below, certain features of the ING Joint LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING Joint LifePay Rider Works. The ING Joint LifePay rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the ING Joint LifePay rider and ends as of the business day before the first withdrawal is taken (or when the income phase commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than investment advisory fees, as described below), or the income phase commencement date, whichever occurs first. During the accumulation phase of the contract, the ING Joint LifePay rider may be in either the Growth Phase or the Withdrawal Phase. During the income phase of the contract, the rider may only be in the Withdrawal Phase. The rider is initially in Lifetime Guaranteed Withdrawal Status. While in this status you may terminate the rider by electing to enter the income phase and begin receiving income phase payments. However, if you have not elected to begin receiving income phase payments, and the rider enters Lifetime Automatic Periodic Benefit Status because the contract value has been reduced to zero, the rider and contract terminate (other than those provisions regarding the payment of the Maximum Annual Withdrawal, as described below) and you can no longer elect to receive income phase payments.

Benefits paid under the ING Joint LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay rider on the contract date, the initial ING Joint LifePay Base is equal to the initial premium.

2) If you purchased the ING Joint LifePay rider after the contract date, the initial ING Joint LifePay Base is equal to the contract value on the effective date of the ING Joint LifePay rider.

3) The initial ING Joint LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The ING Joint LifePay Base is also increased to equal the contract value if the contract value is greater then the current ING Joint LifePay Base, valued on each quarterly contract anniversary after the effective date of the ING Joint LifePay rider during the Growth Phase. The ING Joint LifePay Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING Joint LifePay rider (see "ING Joint LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% of the greater of the contract value and the ING Joint LifePay Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal.

If the ING Joint LifePay rider is in the Growth Phase, and the income phase commencement date is reached, the ING Joint LifePay rider will enter the Withdrawal Phase and income phase payments will begin. In lieu of the income phase options under the Contract, you may elect a life only income phase option under which we will pay the greater of the income phase payout under the Contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only income phase option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction for the amount withdrawn up to the Maximum Annual Withdrawal but before the deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum Annual Withdrawal. See Illustration 1 and 2 below for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.

3) Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.

4) Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count against and reduce any Additional Withdrawal Amount.

5) Withdrawals that exceed the Additional Withdrawal Amount are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.

6) The Additional Withdrawal Amount is reset to zero at the end of each calendar year, and remains at zero until it is reset in January of the following calendar year, even if, pursuant to the Tax Code, the contract owner may take a Required Minimum Distribution for that calendar year after the end of the calendar year. The Additional Withdrawal Amount, when recalculated, will not include your Required Minimum Distribution for a calendar year, or any portion thereof, that may otherwise be taken after that calendar year's end.

7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Illustration 3, below.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the contract owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Base on a pro-rata basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay rider at the time this status begins. If both spouses are active under the ING Joint LifePay rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly, or annually. If, at the time the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Reset Option. Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, if 5% of the contract value would be greater than your current Maximum Annual Withdrawal. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to 5% of the contract value on the Reset Effective Date. The reset option is only available when the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING Joint LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.50%. However, we guarantee that the ING Joint LifePay rider charge will not increase for resets exercised within the first five contract years. See Illustration 4, below.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay rider, as described in this supplement), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Fund. We will require this allocation regardless of your investment instructions to the contrary, as described further below.

Accepted Funds. Currently, the Accepted Funds are:
- Fixed Account II
- Fixed Interest Division
- ING Liquid Assets Portfolio
- ING Solution Income Portfolio
- ING Solution 2015 Portfolio
- ING Solution 2025 Portfolio
- ING Solution 2035 Portfolio
- ING T. Rowe Price Capital Appreciation Portfolio.

If this rider was purchased before January 12, 2009, the following are additional Accepted Funds:

- ING Franklin Templeton Founding Strategy Portfolio; and
- ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio

No rebalancing is necessary if the contract value is allocated entirely to Accepted Funds. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Funds. Currently, the Fixed Allocation Funds are:
- ING American Funds Bond Portfolio
- ING BlackRock Inflation Protected Bond Portfolio
- ING Intermediate Bond Portfolio
- ING U.S. Bond Index Portfolio.

You may allocate your contract value to one or more Fixed Allocated Funds. We consider the ING Intermediate Bond Portfolio to be the default Fixed Allocation Fund in connection with Fixed Allocation Funds Automatic Rebalancing.

Other Funds. All portfolios available under the contract other than Accepted Funds or Fixed Allocation Funds are considered Other Funds.

Fixed Allocation Funds Automatic Rebalancing. If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing."

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the ING Joint LifePay rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) during Lifetime Guaranteed Withdrawal Status may cause the termination of the ING Joint LifePay rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the owner and annuitant, the ING Joint LifePay rider will remain in effect pursuant to its original terms and ING Joint LifePay coverage and charges will continue. As of the date the contract is continued, the Maximum Annual Withdrawal will be set to the greater of the existing Maximum Annual Withdrawal or 5% of the contract value on the date the contract is continued. Such a reset will not count as an exercise of the ING Joint LifePay Reset Option, and rider charges will not increase.

    If the surviving spouse elects not to continue the contract, ING Joint LifePay rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay rider terminates and ING Joint LifePay coverage and charges cease upon proof of death.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;

2) change of owner from one custodian to another custodian for the benefit of the same individual;

3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;

7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and

8) for nonqualified contracts, change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay and the ING Joint LifePay riders, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefits."

ING LifePay and ING Joint LifePay Partial Withdrawal Amount Examples

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 – $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + $200 = $1,700).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 – 3.40%) * $5,000)

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 – 2.02%) * $5,000)

Illustration 3: **A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.**

Assume the Maximum Annual Withdrawal is $5,000. On January 31, the Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 – $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Option is utilized.

Assume the Maximum Annual Withdrawal is $5,000.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset Option is utilized. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset Option was first utilized, the contract value has increased further to $130,000. The Reset Option is utilized again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).



ING USA Annuity and Life Insurance Company
ING USA Annuity and Life Insurance Company is a stock company domiciled in Iowa.

Statement of Additional Information

RETIREMENT SOLUTIONS — ING ROLLOVER CHOICE^{SM}

DEFERRED COMBINATION VARIABLE
AND FIXED ANNUITY CONTRACT

ISSUED BY
SEPARATE ACCOUNT B

OF
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the ING USA Annuity and Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ING USA Annuity and Life Insurance Company, Customer Service Center, P.O. Box 9271, Des Moines, IA 50306-9271 or telephone 1-800-366-0066.

DATE OF PROSPECTUS
AND
STATEMENT OF ADDITIONAL INFORMATION:

May 1, 2009

Table of Contents

Introduction

This Statement of Additional Information provides background information regarding Separate Account B.

Description of ING USA Annuity and Life Insurance Company

ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. ING USA's consolidated financial statements appear in the Statement of Additional Information.

As of December 31, 2008, ING USA had approximately $787.1 million in stockholder's equity and approximately $69,733.3 billion in total assets, including approximately $34,090.8 billion of separate account assets. ING USA is authorized to do business in all jurisdictions except New York. ING USA offers variable insurance products. ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

Separate Account B

Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets

ING USA acts as its own custodian for Separate Account B.

Independent Registered Public Accounting Firm

Ernst & Young LLP, 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308, an Independent Registered Public Accounting Firm, performs annual audits of ING USA Annuity and Life Insurance Company and Separate Account B.

Distribution of Contracts

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of ING USA, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by ING USA. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2008, 2007 and 2006 commissions paid by ING USA, including amounts paid by its affiliated Company, RLNY, to Directed Services LLC aggregated $622,486,274, $568,432,009 and $429,206,095, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, ING USA provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. ING USA charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by ING USA's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. This fee, calculated as a percentage of average assets in the variable separate accounts, was $139,224,091, $109,907,841 and $70,763,649 for the years ended 2008, 2007 and 2006, respectively.

Published Ratings

From time to time, the rating of ING USA as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under Condensed Financial Information. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with other death benefit options are lower than that used in the examples and would result in higher AUV's or contract values.

Illustration of Calculation of AUV
    Example 1.

1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

Illustration of Purchase of Units (Assuming no state premium tax)
    Example 2.

1. Initial premium payment	$1,000
2. AUV on effective date of purchase (see Example 1)	$10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase (3) multiplied by (4)	$1,009.95

IRA Partial Withdrawal Option

If the contract owner has an IRA contract and will attain age 70½ in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70½. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

ING USA notifies the contract owner of these regulations with a letter mailed in the calendar year in which the contract owner reaches age 70½ which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when ING USA receives the completed election form. ING USA calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the contract value by the life expectancy. In the first year withdrawals begin; we use the contract value as of the date of the first payment. Thereafter, we use the contract value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

Other Information

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

December 31, 2008 Statutory Capital and Surplus of ING USA Annuity and Life Insurance Company

The Company's primary regulator, the State of Iowa Insurance Division (the "Division"), recognizes as capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Division. Statutory capital and surplus of the Company was $1,872.7 million and $2,552.6 million as of December 31, 2008 and 2007 respectively. As permitted by statutory accounting practices, statutory surplus as of December 31, 2008 includes the impact of a $835.0 million capital contribution received by the Company from its immediate parent company, Lion Connecticut Holdings Inc. on February 24, 2009. In addition, as approved by the Division, statutory surplus as of December 31, 2008 reflects the acceptance as of December 31, 2008 of a $883.0 million receivable from ING America Insurance Holdings, Inc. ("ING AIH") payable to Security Life of Denver International Limited ("SLDI") into the reinsurance trust established by SLDI for the benefit of the Company. SLDI is the reinsurer of certain reserves associated with variable annuity contracts underwritten by the Company. The reinsurance trust receivable was funded by a portion of a cash capital contribution of $1,216.0 million made by ING AIH to SLDI on April 22, 2009. ING AIH is the indirect parent company of the Company and the immediate parent company of SLDI, and SLDI is an affiliate of the Company.

Financial Statements of Separate Account B

The audited financial statements of Separate Account B are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Audited Financial Statements of Separate Account B of ING USA Annuity and Life Insurance Company
  Statements of Assets and Liabilities as of December 31, 2008
  Statements of Operations for the year ended December 31, 2008
  Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007
Notes to Financial Statements

Financial Statements of ING USA Annuity and Life Insurance Company

The audited financial statements of ING USA Annuity and Life Insurance Company are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Audited Financial Statements of ING USA Annuity and Life Insurance Company
  Statements of Operations for the years ended December 31, 2008, 2007 and 2006
  Balance Sheets as of December 31, 2008 and 2007
  Statements of Changes in Shareholder's Equity for the years ended December 31, 2008, 2007 and 2006
  Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
Notes to Financial Statements

FINANCIAL STATEMENTS
ING USA Annuity and Life Insurance Company
Separate Account B
Year ended December 31, 2008
with Report of Independent Registered Public Accounting Firm

This page intentionally left blank.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Financial Statements
Year ended December 31, 2008

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING USA Annuity and Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting ING USA Annuity and Life Insurance Company Separate Account B (the "Account") as of December 31, 2008, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Leisure Fund - Series I Shares
BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
  Columbia Asset Allocation Fund, Variable Series - Class A
  Columbia Federal Securities Fund, Variable Series - Class A
  Columbia Large Cap Growth Fund, Variable Series - Class A
  Columbia Small Cap Value Fund, Variable Series - Class B
  Columbia Small Company Growth Fund, Variable Series - Class A
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING GET Fund:
  ING GET Fund - Series U
  ING GET Fund - Series V
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class
  ING American Funds Asset Allocation Portfolio
  ING American Funds Bond Portfolio
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING American Funds World Allocation Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service 2 Class
  ING Capital Guardian U.S. Equities Portfolio - Service Class
  ING Capital Guardian U.S. Equities Portfolio - Service 2 Class
  ING EquitiesPlus Portfolio - Service Class
  ING EquitiesPlus Portfolio - Service 2 Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service 2 Class
  ING FMR[SM] Diversified Mid Cap Portfolio - Service Class
  ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class

ING Investors Trust (continued):
  ING Focus 5 Portfolio - Service Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Income Portfolio - Service 2 Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy Portfolio - Service Class
  ING Global Real Estate Portfolio - Service Class
  ING Global Real Estate Portfolio - Service 2 Class
  ING Global Resources Portfolio - Service Class
  ING Global Resources Portfolio - Service 2 Class
  ING Global Technology Portfolio - Service Class
  ING Global Technology Portfolio - Service 2 Class
  ING International Growth Opportunities Portfolio - Service Class
  ING International Growth Opportunities Portfolio - Service 2 Class
  ING Janus Contrarian Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service 2 Class
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Service 2 Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service 2 Class
  ING Legg Mason Value Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service 2 Class
  ING LifeStyle Aggressive Growth Portfolio - Service Class
  ING LifeStyle Aggressive Growth Portfolio - Service 2 Class
  ING LifeStyle Conservative Portfolio - Service Class
  ING LifeStyle Growth Portfolio - Service Class
  ING LifeStyle Growth Portfolio - Service 2 Class
  ING LifeStyle Moderate Growth Portfolio - Service Class
  ING LifeStyle Moderate Growth Portfolio - Service 2 Class
  ING LifeStyle Moderate Portfolio - Service Class
  ING LifeStyle Moderate Portfolio - Service 2 Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class
  ING Liquid Assets Portfolio - Service 2 Class

ING Investors Trust (continued):
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Service 2 Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico Growth Portfolio - Service 2 Class
  ING Marsico International Opportunities Portfolio - Service
    Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Total Return Portfolio - Service 2 Class
  ING MFS Utilities Portfolio - Service Class
  ING Mid Cap Growth Portfolio - Service Class
  ING Mid Cap Growth Portfolio - Service Class 2
  ING Multi-Manager International Small Cap Portfolio - Class S
  ING Oppenheimer Active Asset Allocation Portfolio - Service
    Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING Oppenheimer Main Street Portfolio® - Service 2 Class
  ING PIMCO Core Bond Portfolio - Service Class
  ING PIMCO Core Bond Portfolio - Service 2 Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service
    Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service 2
    Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service 2 Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service 2 Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING UBS U.S. Allocation Portfolio - Service 2 Class
  ING Van Kampen Capital Growth Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Service 2 Class
  ING Van Kampen Global Franchise Portfolio - Service Class
  ING Van Kampen Global Franchise Portfolio - Service 2 Class
  ING Van Kampen Global Tactical Asset Allocation Portfolio -
    Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service 2 Class
  ING Van Kampen Large Cap Growth Portfolio - Service Class
  ING Van Kampen Real Estate Portfolio - Service Class
  ING Van Kampen Real Estate Portfolio - Service 2 Class
  ING VP Index Plus International Equity Portfolio - Service Class
  ING VP Index Plus International Equity Portfolio - Service 2
    Class
  ING Wells Fargo Disciplined Value Portfolio - Service Class
  ING Wells Fargo Disciplined Value Portfolio - Service 2 Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service 2
    Class
ING Mutual Funds:
  ING Diversified International Fund - Class R
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio -
    Service Class
  ING American Century Small-Mid Cap Value Portfolio - Service
    Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class

ING Partners, Inc. (continued):
  ING Davis New York Venture Portfolio - Service Class
  ING JPMorgan International Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Service
    Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Neuberger Berman Regency Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Service Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Initial Class
  ING Thornburg Value Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING UBS U.S. Small Cap Growth Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative Portfolio - Class S
  ING VP Strategic Allocation Growth Portfolio - Class S
  ING VP Strategic Allocation Moderate Portfolio - Class S
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I
  ING VP Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 4
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
  ING VP Global Equity Dividend Portfolio
ING Variable Portfolios, Inc.:
  ING BlackRock Global Science and Technology Portfolio -
    Class S
  ING Global Equity Option Portfolio - Class S
  ING International Index Portfolio - Class S
  ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio -
    Class S
  ING Opportunistic Large Cap Growth Portfolio - Class S

ING Variable Portfolios, Inc. (continued):
  ING Opportunistic Large Cap Value Portfolio - Class S
  ING Russell™ Global Large Cap Index 85% Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class S
  ING Russell™ Small Cap Index Portfolio - Class S
  ING VP Index Plus LargeCap Portfolio - Class S
  ING VP Index Plus MidCap Portfolio - Class S
  ING VP Index Plus SmallCap Portfolio - Class S
  ING VP Small Company Portfolio - Class S
  ING WisdomTree℠ Global High-Yielding Equity Index Portfolio
    - Class S
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class S
  ING VP International Value Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP Real Estate Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class S
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class S
Legg Mason Partners Variable Equity Trust:
  Legg Mason Partners Variable International All Cap Opportunity
    Portfolio
  Legg Mason Partners Variable Investors Portfolio

Legg Mason Partners Variable Income Trust:
  Legg Mason Partners Variable High Income Portfolio
  Legg Mason Partners Variable Money Market Portfolio
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small Cap Fund®/VA - Service Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
  Pioneer Small Cap Value VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
  ProFund VP Small-Cap
Wells Fargo Funds Trust:
  Wells Fargo Advantage Asset Allocation Fund
  Wells Fargo Advantage C&B Large Cap Value Fund
  Wells Fargo Advantage Equity Income Fund
  Wells Fargo Advantage Large Company Growth Fund
  Wells Fargo Advantage Money Market Fund
  Wells Fargo Advantage Small Cap Growth Fund
  Wells Fargo Advantage Total Return Bond Fund

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ING USA Annuity and Life Insurance Company Separate Account B at December 31, 2008, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 12, 2009

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	AIM V.I. Leisure Fund - Series I Shares		BlackRock Global Allocation V.I. Fund - Class III		Columbia Asset Allocation Fund, Variable Series - Class A		Columbia Federal Securities Fund, Variable Series - Class A		Columbia Large Cap Growth Fund, Variable Series - Class A	
Assets										
Investments in mutual funds										
at fair value	$	17,867	$	397,837	$	262	$	27	$	258
Total assets		17,867		397,837		262		27		258
Liabilities										
Payable to related parties		5		37		-		-		-
Total liabilities		5		37		-		-		-
Net assets	$	17,862	$	397,800	$	262	$	27	$	258
Net assets										
Accumulation units	$	17,862	$	397,800	$	262	$	27	$	258
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	17,862	$	397,800	$	262	$	27	$	258
Total number of mutual fund shares		3,559,207		35,206,853		28,059		2,518		13,836
Cost of mutual fund shares	$	35,031	$	452,091	$	389	$	26	$	333

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2
Assets					
Investments in mutual funds					
at fair value	$ 141,775	$ 51	$ 167,089	$ 656,597	$ 7,246
Total assets	141,775	51	167,089	656,597	7,246
Liabilities					
Payable to related parties	36	-	33	99	-
Total liabilities	36	-	33	99	-
Net assets	$ 141,739	$ 51	$ 167,056	$ 656,498	$ 7,246
Net assets					
Accumulation units	$ 141,739	$ 51	$ 167,056	$ 656,498	$ 7,246
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 141,739	$ 51	$ 167,056	$ 656,498	$ 7,246
Total number of mutual fund shares	12,535,361	6,719	12,853,032	43,368,381	686,863
Cost of mutual fund shares	$ 216,013	$ 66	$ 311,897	$ 1,226,782	$ 11,668

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio	ING American Funds Growth Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 191,643	$ 8,866	$ 148,381	$ 252,197	$ 1,544,528
Total assets	191,643	8,866	148,381	252,197	1,544,528
Liabilities					
Payable to related parties	56	2	12	29	263
Total liabilities	56	2	12	29	263
Net assets	$ 191,587	$ 8,864	$ 148,369	$ 252,168	$ 1,544,265
Net assets					
Accumulation units	$ 191,587	$ 8,864	$ 148,369	$ 252,168	$ 1,544,265
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 191,587	$ 8,864	$ 148,369	$ 252,168	$ 1,544,265
Total number of mutual fund shares	25,932,725	1,216,167	20,438,182	27,959,716	42,362,263
Cost of mutual fund shares	$ 390,719	$ 18,715	$ 171,306	$ 267,854	$ 2,299,761

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,075,062	$ 953,930	$ 13,128	$ 131	$ 94,366
Total assets	1,075,062	953,930	13,128	131	94,366
Liabilities					
Payable to related parties	177	154	-	-	21
Total liabilities	177	154	-	-	21
Net assets	$ 1,074,885	$ 953,776	$ 13,128	$ 131	$ 94,345
Net assets					
Accumulation units	$ 1,074,885	$ 953,776	$ 13,128	$ 131	$ 94,345
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,074,885	$ 953,776	$ 13,128	$ 131	$ 94,345
Total number of mutual fund shares	41,316,750	68,186,539	1,636,916	19,575	14,190,396
Cost of mutual fund shares	$ 1,552,114	$ 1,361,274	$ 12,742	$ 238	$ 149,116

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING BlackRock Large Cap Value Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service 2 Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class	ING Evergreen Omega Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 27,603	$ 2,212	$ 164,780	$ 8,918	$ 802
Total assets	27,603	2,212	164,780	8,918	802
Liabilities					
Payable to related parties	6	-	31	2	-
Total liabilities	6	-	31	2	-
Net assets	$ 27,597	$ 2,212	$ 164,749	$ 8,916	$ 802
Net assets					
Accumulation units	$ 27,597	$ 2,212	$ 164,749	$ 8,916	$ 802
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 27,597	$ 2,212	$ 164,749	$ 8,916	$ 802
Total number of mutual fund shares	3,217,176	259,368	19,227,502	1,095,624	99,001
Cost of mutual fund shares	$ 42,852	$ 3,260	$ 214,146	$ 10,000	$ 1,071

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING Focus 5 Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 581,232	$ 25,392	$ 130,766	$ 288,460	$ 5,853
Total assets	581,232	25,392	130,766	288,460	5,853
Liabilities					
Payable to related parties	150	5	17	43	1
Total liabilities	150	5	17	43	1
Net assets	$ 581,082	$ 25,387	$ 130,749	$ 288,417	$ 5,852
Net assets					
Accumulation units	$ 581,080	$ 25,387	$ 130,749	$ 288,417	$ 5,852
Contracts in payout (annuitization)	2	-	-	-	-
Total net assets	$ 581,082	$ 25,387	$ 130,749	$ 288,417	$ 5,852
Total number of mutual fund shares	67,980,331	2,980,326	22,623,896	37,855,580	770,147
Cost of mutual fund shares	$ 934,808	$ 39,662	$ 209,076	$ 410,062	$ 8,382

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Real Estate Portfolio - Service Class	ING Global Real Estate Portfolio - Service 2 Class	ING Global Resources Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 146,335	$ 684,111	$ 118,568	$ 1,695	$ 547,111
Total assets	146,335	684,111	118,568	1,695	547,111
Liabilities					
Payable to related parties	21	92	18	-	110
Total liabilities	21	92	18	-	110
Net assets	$ 146,314	$ 684,019	$ 118,550	$ 1,695	$ 547,001
Net assets					
Accumulation units	$ 146,314	$ 684,019	$ 118,550	$ 1,695	$ 546,991
Contracts in payout (annuitization)	-	-	-	-	10
Total net assets	$ 146,314	$ 684,019	$ 118,550	$ 1,695	$ 547,001
Total number of mutual fund shares	25,538,378	109,809,214	16,723,226	238,374	41,988,603
Cost of mutual fund shares	$ 229,599	$ 1,000,196	$ 203,771	$ 3,057	$ 958,311

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Global Resources Portfolio - Service 2 Class	ING International Growth Opportunities Portfolio - Service Class	ING International Growth Opportunities Portfolio - Service 2 Class	ING Janus Contrarian Portfolio - Service Class	ING Janus Contrarian Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 22,535	$ 53,186	$ 4,452	$ 408,064	$ 18,748
Total assets	22,535	53,186	4,452	408,064	18,748
Liabilities					
Payable to related parties	4	17	1	91	3
Total liabilities	4	17	1	91	3
Net assets	$ 22,531	$ 53,169	$ 4,451	$ 407,973	$ 18,745
Net assets					
Accumulation units	$ 22,531	$ 53,169	$ 4,451	$ 407,973	$ 18,745
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 22,531	$ 53,169	$ 4,451	$ 407,973	$ 18,745
Total number of mutual fund shares	1,742,850	15,461,059	1,305,707	52,248,908	2,419,144
Cost of mutual fund shares	$ 37,073	$ 128,110	$ 10,656	$ 823,854	$ 38,613

The accompanying notes are an integral part of these financial statements.

11

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING JPMorgan Value Opportunities Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 20,690	$ 414,955	$ 126,347	$ 30,014	$ 18,228
Total assets	20,690	414,955	126,347	30,014	18,228
Liabilities					
Payable to related parties	4	87	24	6	4
Total liabilities	4	87	24	6	4
Net assets	$ 20,686	$ 414,868	$ 126,323	$ 30,008	$ 18,224
Net assets					
Accumulation units	$ 20,686	$ 414,864	$ 126,323	$ 30,008	$ 18,224
Contracts in payout (annuitization)	-	4	-	-	-
Total net assets	$ 20,686	$ 414,868	$ 126,323	$ 30,008	$ 18,224
Total number of mutual fund shares	1,735,715	34,550,801	15,041,315	3,603,076	3,048,082
Cost of mutual fund shares	$ 28,189	$ 675,995	$ 199,229	$ 44,772	$ 35,729

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Service 2 Class	ING Julius Baer Foreign Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service 2 Class	ING Legg Mason Value Portfolio - Service Class	ING Legg Mason Value Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 690	$ 499,354	$ 38,962	$ 127,083	$ 9,710
Total assets	690	499,354	38,962	127,083	9,710
Liabilities					
Payable to related parties	-	85	7	31	2
Total liabilities	-	85	7	31	2
Net assets	$ 690	$ 499,269	$ 38,955	$ 127,052	$ 9,708
Net assets					
Accumulation units	$ 690	$ 499,269	$ 38,955	$ 127,052	$ 9,708
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 690	$ 499,269	$ 38,955	$ 127,052	$ 9,708
Total number of mutual fund shares	115,779	53,521,293	4,198,462	37,487,584	2,889,930
Cost of mutual fund shares	$ 1,338	$ 813,474	$ 57,978	$ 305,057	$ 24,124

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING LifeStyle Aggressive Growth Portfolio - Service Class		ING LifeStyle Aggressive Growth Portfolio - Service 2 Class		ING LifeStyle Conservative Portfolio - Service Class		ING LifeStyle Growth Portfolio - Service Class		ING LifeStyle Growth Portfolio - Service 2 Class	
Assets										
Investments in mutual funds										
at fair value	$	750,871	$	2,765	$	127,851	$	2,923,992	$	9,574
Total assets		750,871		2,765		127,851		2,923,992		9,574
Liabilities										
Payable to related parties		219		1		17		-		1
Total liabilities		219		1		17		-		1
Net assets	$	750,652	$	2,764	$	127,834	$	2,923,992	$	9,573
Net assets										
Accumulation units	$	750,652	$	2,764	$	127,834	$	2,923,992	$	9,573
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	750,652	$	2,764	$	127,834	$	2,923,992	$	9,573
Total number of mutual fund shares		104,578,098		386,188		16,001,356		367,797,780		1,208,876
Cost of mutual fund shares	$	1,272,870	$	4,891	$	127,152	$	4,448,082	$	15,183

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service 2 Class	ING LifeStyle Moderate Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service 2 Class	ING Limited Maturity Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,433,113	$ 11,155	$ 1,401,602	$ 11,315	$ 130,428
Total assets	2,433,113	11,155	1,401,602	11,315	130,428
Liabilities					
Payable to related parties	383	2	196	1	33
Total liabilities	383	2	196	1	33
Net assets	$ 2,432,730	$ 11,153	$ 1,401,406	$ 11,314	$ 130,395
Net assets					
Accumulation units	$ 2,432,730	$ 11,153	$ 1,401,406	$ 11,314	$ 130,373
Contracts in payout (annuitization)	-	-	-	-	22
Total net assets	$ 2,432,730	$ 11,153	$ 1,401,406	$ 11,314	$ 130,395
Total number of mutual fund shares	293,854,212	1,352,111	159,092,175	1,290,229	12,650,647
Cost of mutual fund shares	$ 3,422,092	$ 16,955	$ 1,834,135	$ 15,393	$ 142,307

The accompanying notes are an integral part of these financial statements.

15

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,331,770	$ 56,293	$ 58,626	$ 1,892	$ 397,566
Total assets	2,331,770	56,293	58,626	1,892	397,566
Liabilities					
Payable to related parties	303	5	15	-	130
Total liabilities	303	5	15	-	130
Net assets	$ 2,331,467	$ 56,288	$ 58,611	$ 1,892	$ 397,436
Net assets					
Accumulation units	$ 2,331,467	$ 56,288	$ 58,611	$ 1,892	$ 397,436
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 2,331,467	$ 56,288	$ 58,611	$ 1,892	$ 397,436
Total number of mutual fund shares	2,331,770,068	56,293,045	8,923,320	289,236	35,370,596
Cost of mutual fund shares	$ 2,331,770	$ 56,293	$ 94,075	$ 3,199	$ 434,733

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service 2 Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 14,279	$ 160,219	$ 740,915	$ 32,710	$ 347,900
Total assets	14,279	160,219	740,915	32,710	347,900
Liabilities					
Payable to related parties	2	28	176	5	75
Total liabilities	2	28	176	5	75
Net assets	$ 14,277	$ 160,191	$ 740,739	$ 32,705	$ 347,825
Net assets					
Accumulation units	$ 14,277	$ 160,191	$ 740,739	$ 32,705	$ 347,825
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 14,277	$ 160,191	$ 740,739	$ 32,705	$ 347,825
Total number of mutual fund shares	1,279,490	20,916,286	62,261,736	2,767,331	36,582,516
Cost of mutual fund shares	$ 18,532	$ 302,269	$ 1,015,353	$ 48,009	$ 560,492

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Multi-Manager International Small Cap Portfolio - Class S	ING Oppenheimer Active Asset Allocation Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING Oppenheimer Main Street Portfolio® - Service 2 Class	ING PIMCO Core Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,636	$ 3,471	$ 195,531	$ 2,633	$ 2,112,545
Total assets	2,636	3,471	195,531	2,633	2,112,545
Liabilities					
Payable to related parties	-	-	67	-	271
Total liabilities	-	-	67	-	271
Net assets	$ 2,636	$ 3,471	$ 195,464	$ 2,633	$ 2,112,274
Net assets					
Accumulation units	$ 2,636	$ 3,471	$ 195,464	$ 2,633	$ 2,112,274
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 2,636	$ 3,471	$ 195,464	$ 2,633	$ 2,112,274
Total number of mutual fund shares	488,139	453,703	16,066,633	217,034	184,019,598
Cost of mutual fund shares	$ 3,488	$ 3,446	$ 220,579	$ 3,609	$ 2,088,745

The accompanying notes are an integral part of these financial statements.

18

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING PIMCO Core Bond Portfolio - Service 2 Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 61,411	$ 326,779	$ 45,737	$ 494,320	$ 1,962,421
Total assets	61,411	326,779	45,737	494,320	1,962,421
Liabilities					
Payable to related parties	8	615	10	121	389
Total liabilities	8	615	10	121	389
Net assets	$ 61,403	$ 326,164	$ 45,727	$ 494,199	$ 1,962,032
Net assets					
Accumulation units	$ 61,403	$ 326,164	$ 45,727	$ 494,144	$ 1,961,754
Contracts in payout (annuitization)	-	-	-	55	278
Total net assets	$ 61,403	$ 326,164	$ 45,727	$ 494,199	$ 1,962,032
Total number of mutual fund shares	5,377,476	46,549,675	5,767,647	65,213,679	127,264,661
Cost of mutual fund shares	$ 59,574	$ 466,050	$ 65,975	$ 709,751	$ 2,720,517

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 69,540	$ 554,084	$ 20,164	$ 234,492	$ 3,739
Total assets	69,540	554,084	20,164	234,492	3,739
Liabilities					
Payable to related parties	11	124	4	52	1
Total liabilities	11	124	4	52	1
Net assets	$ 69,529	$ 553,960	$ 20,160	$ 234,440	$ 3,738
Net assets					
Accumulation units	$ 69,529	$ 553,806	$ 20,160	$ 234,416	$ 3,738
Contracts in payout (annuitization)	-	154	-	24	-
Total net assets	$ 69,529	$ 553,960	$ 20,160	$ 234,440	$ 3,738
Total number of mutual fund shares	4,527,326	65,494,546	2,394,822	28,492,347	457,051
Cost of mutual fund shares	$ 106,701	$ 787,707	$ 31,363	$ 321,900	$ 5,919

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Van Kampen Capital Growth Portfolio - Service Class		ING Van Kampen Capital Growth Portfolio - Service 2 Class		ING Van Kampen Global Franchise Portfolio - Service Class		ING Van Kampen Global Franchise Portfolio - Service 2 Class		ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	110,864	$	12	$	215,689	$	53,291	$	2,725
Total assets		110,864		12		215,689		53,291		2,725
Liabilities										
Payable to related parties		27		-		42		10		-
Total liabilities		27		-		42		10		-
Net assets	$	110,837	$	12	$	215,647	$	53,281	$	2,725
Net assets										
Accumulation units	$	110,837	$	12	$	215,647	$	53,281	$	2,725
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	110,837	$	12	$	215,647	$	53,281	$	2,725
Total number of mutual fund shares		16,137,472		1,741		19,806,196		4,920,724		316,548
Cost of mutual fund shares	$	205,491	$	15	$	287,632	$	63,852	$	2,624

The accompanying notes are an integral part of these financial statements.

21

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service 2 Class	ING Van Kampen Real Estate Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service 2 Class	ING VP Index Plus International Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 429,071	$ 44,670	$ 270,914	$ 15,859	$ 17,252
Total assets	429,071	44,670	270,914	15,859	17,252
Liabilities					
Payable to related parties	115	8	76	3	3
Total liabilities	115	8	76	3	3
Net assets	$ 428,956	$ 44,662	$ 270,838	$ 15,856	$ 17,249
Net assets					
Accumulation units	$ 428,924	$ 44,662	$ 270,821	$ 15,856	$ 17,249
Contracts in payout (annuitization)	32	-	17	-	-
Total net assets	$ 428,956	$ 44,662	$ 270,838	$ 15,856	$ 17,249
Total number of mutual fund shares	27,173,600	2,839,811	19,241,032	1,131,972	3,349,952
Cost of mutual fund shares	$ 610,351	$ 68,444	$ 560,502	$ 31,494	$ 37,521

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Index Plus International Equity Portfolio - Service 2 Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class	ING Diversified International Fund - Class R	ING American Century Large Company Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 284	$ 6,595	$ 369	$ 182	$ 385
Total assets	284	6,595	369	182	385
Liabilities					
Payable to related parties	-	1	-	-	-
Total liabilities	-	1	-	-	-
Net assets	$ 284	$ 6,594	$ 369	$ 182	$ 385
Net assets					
Accumulation units	$ 284	$ 6,594	$ 369	$ 182	$ 385
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 284	$ 6,594	$ 369	$ 182	$ 385
Total number of mutual fund shares	54,696	1,053,515	59,152	28,368	82,371
Cost of mutual fund shares	$ 622	$ 11,413	$ 642	$ 342	$ 810

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 404	$ 177,288	$ 136,108	$ 185,923	$ 35,669
Total assets	404	177,288	136,108	185,923	35,669
Liabilities					
Payable to related parties	-	-	18	23	5
Total liabilities	-	-	18	23	5
Net assets	$ 404	$ 177,288	$ 136,090	$ 185,900	$ 35,664
Net assets					
Accumulation units	$ 404	$ 177,288	$ 136,090	$ 185,900	$ 35,664
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 404	$ 177,288	$ 136,090	$ 185,900	$ 35,664
Total number of mutual fund shares	55,047	16,000,735	19,957,196	15,264,590	3,839,496
Cost of mutual fund shares	$ 641	$ 281,371	$ 195,563	$ 281,561	$ 45,748

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 79,378	$ 58,346	$ 6,612	$ 105,350	$ 8,886
Total assets	79,378	58,346	6,612	105,350	8,886
Liabilities					
Payable to related parties	19	19	1	17	-
Total liabilities	19	19	1	17	-
Net assets	$ 79,359	$ 58,327	$ 6,611	$ 105,333	$ 8,886
Net assets					
Accumulation units	$ 79,359	$ 58,327	$ 6,611	$ 105,333	$ 8,886
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 79,359	$ 58,327	$ 6,611	$ 105,333	$ 8,886
Total number of mutual fund shares	2,750,435	10,647,032	728,197	11,930,871	991,734
Cost of mutual fund shares	$ 112,422	$ 115,465	$ 9,228	$ 179,251	$ 10,975

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 8,589	$ 11,249	$ 9,139	$ 7,955	$ 1,225
Total assets	8,589	11,249	9,139	7,955	1,225
Liabilities					
Payable to related parties	-	-	1	1	-
Total liabilities	-	-	1	1	-
Net assets	$ 8,589	$ 11,249	$ 9,138	$ 7,954	$ 1,225
Net assets					
Accumulation units	$ 8,589	$ 11,249	$ 9,138	$ 7,954	$ 1,225
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 8,589	$ 11,249	$ 9,138	$ 7,954	$ 1,225
Total number of mutual fund shares	780,154	1,290,024	1,121,333	991,921	154,234
Cost of mutual fund shares	$ 8,908	$ 15,098	$ 12,833	$ 12,570	$ 1,946

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 5,469	$ 3,090	$ 30,429	$ 159,752	$ 1,193
Total assets	5,469	3,090	30,429	159,752	1,193
Liabilities					
Payable to related parties	-	-	4	26	-
Total liabilities	-	-	4	26	-
Net assets	$ 5,469	$ 3,090	$ 30,425	$ 159,726	$ 1,193
Net assets					
Accumulation units	$ 5,469	$ 3,090	$ 30,425	$ 159,726	$ 1,193
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 5,469	$ 3,090	$ 30,425	$ 159,726	$ 1,193
Total number of mutual fund shares	583,619	682,146	937,726	20,324,649	58,549
Cost of mutual fund shares	$ 6,493	$ 5,538	$ 48,903	$ 257,360	$ 1,488

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Thornburg Value Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 4,949	$ 6,145	$ 135,227	$ 2,103	$ 169,926
Total assets	4,949	6,145	135,227	2,103	169,926
Liabilities					
Payable to related parties	1	-	23	27	-
Total liabilities	1	-	23	27	-
Net assets	$ 4,948	$ 6,145	$ 135,204	$ 2,076	$ 169,926
Net assets					
Accumulation units	$ 4,948	$ 6,145	$ 135,204	$ 2,076	$ 169,926
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 4,948	$ 6,145	$ 135,204	$ 2,076	$ 169,926
Total number of mutual fund shares	244,276	999,143	18,992,555	81,671	6,642,926
Cost of mutual fund shares	$ 7,916	$ 10,243	$ 219,628	$ 2,711	$ 230,621

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Strategic Allocation Conservative Portfolio - Class S	ING VP Strategic Allocation Growth Portfolio - Class S	ING VP Strategic Allocation Moderate Portfolio - Class S	ING VP Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 1,170	$ 512	$ 573	$ 90	$ 274,784
Total assets	1,170	512	573	90	274,784
Liabilities					
Payable to related parties	-	-	-	-	78
Total liabilities	-	-	-	-	78
Net assets	$ 1,170	$ 512	$ 573	$ 90	$ 274,706
Net assets					
Accumulation units	$ 1,170	$ 512	$ 573	$ 90	$ 274,706
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,170	$ 512	$ 573	$ 90	$ 274,706
Total number of mutual fund shares	129,188	56,957	63,215	5,937	18,318,929
Cost of mutual fund shares	$ 1,653	$ 866	$ 891	$ 146	$ 386,392

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 3		ING GET U.S. Core Portfolio - Series 4		ING GET U.S. Core Portfolio - Series 5		ING GET U.S. Core Portfolio - Series 6		ING GET U.S. Core Portfolio - Series 7	
Assets										
Investments in mutual funds										
at fair value	$	38,792	$	26,987	$	16,934	$	18,710	$	11,950
Total assets		38,792		26,987		16,934		18,710		11,950
Liabilities										
Payable to related parties		8		7		3		2		2
Total liabilities		8		7		3		2		2
Net assets	$	38,784	$	26,980	$	16,931	$	18,708	$	11,948
Net assets										
Accumulation units	$	38,784	$	26,980	$	16,931	$	18,708	$	11,948
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	38,784	$	26,980	$	16,931	$	18,708	$	11,948
Total number of mutual fund shares		4,087,708		3,208,924		2,143,484		2,295,703		1,491,866
Cost of mutual fund shares	$	40,825	$	31,607	$	20,761	$	22,421	$	14,384

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8		ING GET U.S. Core Portfolio - Series 9		ING GET U.S. Core Portfolio - Series 10		ING GET U.S. Core Portfolio - Series 11		ING GET U.S. Core Portfolio - Series 12	
Assets										
Investments in mutual funds										
at fair value	$	7,401	$	6,081	$	5,125	$	7,709	$	2,781
Total assets		7,401		6,081		5,125		7,709		2,781
Liabilities										
Payable to related parties		2		1		-		1		-
Total liabilities		2		1		-		1		-
Net assets	$	7,399	$	6,080	$	5,125	$	7,708	$	2,781
Net assets										
Accumulation units	$	7,399	$	6,080	$	5,125	$	7,708	$	2,781
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	7,399	$	6,080	$	5,125	$	7,708	$	2,781
Total number of mutual fund shares		928,640		766,854		615,950		936,687		348,111
Cost of mutual fund shares	$	9,018	$	7,375	$	6,021	$	8,951	$	3,341

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Global Science and Technology Portfolio - Class S	ING Global Equity Option Portfolio - Class S	ING International Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 23,087	$ 76,244	$ 87,442	$ 2,044	$ 6,041
Total assets	23,087	76,244	87,442	2,044	6,041
Liabilities					
Payable to related parties	2	17	16	-	-
Total liabilities	2	17	16	-	-
Net assets	$ 23,085	$ 76,227	$ 87,426	$ 2,044	$ 6,041
Net assets					
Accumulation units	$ 23,085	$ 76,227	$ 87,426	$ 2,044	$ 6,041
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 23,085	$ 76,227	$ 87,426	$ 2,044	$ 6,041
Total number of mutual fund shares	2,308,724	7,289,098	26,905,299	262,443	942,381
Cost of mutual fund shares	$ 23,391	$ 74,267	$ 130,292	$ 1,952	$ 7,141

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class S	ING Opportunistic Large Cap Growth Portfolio - Class S	ING Opportunistic Large Cap Value Portfolio - Class S	ING Russell™ Global Large Cap Index 85% Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 177,282	$ 350	$ 11,566	$ 2,725	$ 22,904
Total assets	177,282	350	11,566	2,725	22,904
Liabilities					
Payable to related parties	21	-	3	-	1
Total liabilities	21	-	3	-	1
Net assets	$ 177,261	$ 350	$ 11,563	$ 2,725	$ 22,903
Net assets					
Accumulation units	$ 177,261	$ 350	$ 11,563	$ 2,725	$ 22,903
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 177,261	$ 350	$ 11,563	$ 2,725	$ 22,903
Total number of mutual fund shares	17,552,717	50,810	1,347,978	336,847	3,181,054
Cost of mutual fund shares	$ 172,776	$ 581	$ 18,367	$ 2,564	$ 25,238

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING VP Index Plus LargeCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 22,651	$ 70,540	$ 174,412	$ 115,666	$ 88,628
Total assets	22,651	70,540	174,412	115,666	88,628
Liabilities					
Payable to related parties	2	13	39	22	16
Total liabilities	2	13	39	22	16
Net assets	$ 22,649	$ 70,527	$ 174,373	$ 115,644	$ 88,612
Net assets					
Accumulation units	$ 22,649	$ 70,527	$ 174,373	$ 115,644	$ 88,612
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 22,649	$ 70,527	$ 174,373	$ 115,644	$ 88,612
Total number of mutual fund shares	3,421,654	9,125,446	16,867,719	11,778,617	9,519,665
Cost of mutual fund shares	$ 28,406	$ 93,570	$ 282,438	$ 208,435	$ 154,740

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Small Company Portfolio - Class S	ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S	ING VP International Value Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 43,484	$ 145,068	$ 8,897	$ 223,432	$ 51,605
Total assets	43,484	145,068	8,897	223,432	51,605
Liabilities					
Payable to related parties	5	17	1	80	14
Total liabilities	5	17	1	80	14
Net assets	$ 43,479	$ 145,051	$ 8,896	$ 223,352	$ 51,591
Net assets					
Accumulation units	$ 43,479	$ 145,051	$ 8,896	$ 223,346	$ 51,591
Contracts in payout (annuitization)	-	-	-	6	-
Total net assets	$ 43,479	$ 145,051	$ 8,896	$ 223,352	$ 51,591
Total number of mutual fund shares	3,755,111	24,258,900	1,283,798	35,521,838	4,282,567
Cost of mutual fund shares	$ 54,411	$ 213,926	$ 17,054	$ 341,998	$ 70,828

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Balanced Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S	Legg Mason Partners Variable International All Cap Opportunity Portfolio	Legg Mason Partners Variable Investors Portfolio	Legg Mason Partners Variable High Income Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 6,400	$ 1,122,464	$ 39	$ 73	$ 51
Total assets	6,400	1,122,464	39	73	51
Liabilities					
Payable to related parties	1	164	-	-	-
Total liabilities	1	164	-	-	-
Net assets	$ 6,399	$ 1,122,300	$ 39	$ 73	$ 51
Net assets					
Accumulation units	$ 6,399	$ 1,122,300	$ 39	$ 73	$ 51
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 6,399	$ 1,122,300	$ 39	$ 73	$ 51
Total number of mutual fund shares	701,737	101,949,518	7,946	7,228	12,983
Cost of mutual fund shares	$ 9,356	$ 1,313,984	$ 81	$ 123	$ 87

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Legg Mason Partners Variable Money Market Portfolio	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	Pioneer Small Cap Value VCT Portfolio - Class II
Assets					
Investments in mutual funds					
at fair value	$ 23	$ 822	$ 7,515	$ 13,324	$ 2,389
Total assets	23	822	7,515	13,324	2,389
Liabilities					
Payable to related parties	-	-	-	1	1
Total liabilities	-	-	-	1	1
Net assets	$ 23	$ 822	$ 7,515	$ 13,323	$ 2,388
Net assets					
Accumulation units	$ 23	$ 822	$ 7,515	$ 13,323	$ 2,388
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 23	$ 822	$ 7,515	$ 13,323	$ 2,388
Total number of mutual fund shares	22,750	77,943	667,390	873,110	353,392
Cost of mutual fund shares	$ 23	$ 1,397	$ 8,431	$ 20,311	$ 5,234

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	Wells Fargo Advantage Asset Allocation Fund	Wells Fargo Advantage C&B Large Cap Value Fund
Assets					
Investments in mutual funds at fair value	$ 14,051	$ 9,838	$ 13,202	$ 1,989	$ 233
Total assets	14,051	9,838	13,202	1,989	233
Liabilities					
Payable to related parties	5	3	3	-	-
Total liabilities	5	3	3	-	-
Net assets	$ 14,046	$ 9,835	$ 13,199	$ 1,989	$ 233
Net assets					
Accumulation units	$ 14,046	$ 9,835	$ 13,199	$ 1,989	$ 233
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 14,046	$ 9,835	$ 13,199	$ 1,989	$ 233
Total number of mutual fund shares	742,259	602,815	1,214,580	213,674	33,077
Cost of mutual fund shares	$ 22,426	$ 17,267	$ 24,981	$ 2,731	$ 312

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Wells Fargo Advantage Equity Income Fund	Wells Fargo Advantage Large Company Growth Fund	Wells Fargo Advantage Money Market Fund	Wells Fargo Advantage Small Cap Growth Fund	Wells Fargo Advantage Total Return Bond Fund
Assets					
Investments in mutual funds at fair value	$ 529	$ 1,308	$ 43	$ 419	$ 1,029
Total assets	529	1,308	43	419	1,029
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 529	$ 1,308	$ 43	$ 419	$ 1,029
Net assets					
Accumulation units	$ 529	$ 1,308	$ 43	$ 419	$ 1,029
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 529	$ 1,308	$ 43	$ 419	$ 1,029
Total number of mutual fund shares	53,551	208,204	42,557	100,768	106,043
Cost of mutual fund shares	$ 849	$ 1,767	$ 43	$ 741	$ 1,048

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	AIM V.I. Leisure Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Federal Securities Fund, Variable Series - Class A	Columbia Large Cap Growth Fund, Variable Series - Class A
Net investment income (loss)					
Income:					
Dividends	$ 300	$ 10,590	$ 17	$ 5	$ 1
Total investment income	300	10,590	17	5	1
Expenses:					
Mortality, expense risk					
and other charges	523	2,418	7	1	6
Annual administrative charges	9	54	-	-	-
Contingent deferred sales charges	12	22	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	194	941	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	738	3,435	7	1	6
Net investment income (loss)	(438)	7,155	10	4	(5)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(718)	(1,397)	10	(6)	(1)
Capital gains distributions	4,950	1,988	61	-	-
Total realized gain (loss) on investments					
and capital gains distributions	4,232	591	71	(6)	(1)
Net unrealized appreciation					
(depreciation) of investments	(19,898)	(54,254)	(231)	4	(189)
Net realized and unrealized gain (loss)					
on investments	(15,666)	(53,663)	(160)	(2)	(190)
Net increase (decrease) in net assets					
resulting from operations	$ (16,104)	$ (46,508)	$ (150)	$ 2	$ (195)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2
Net investment income (loss)					
Income:					
Dividends	$ 911	$ -	$ 5,598	$ 7,395	$ 90
Total investment income	911	-	5,598	7,395	90
Expenses:					
Mortality, expense risk					
and other charges	3,540	1	4,592	14,081	84
Annual administrative charges	67	-	66	185	1
Contingent deferred sales charges	60	-	98	264	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,431	-	1,447	4,386	21
Amortization of deferred charges	-	-	-	-	-
Total expenses	5,098	1	6,203	18,916	106
Net investment income (loss)	(4,187)	(1)	(605)	(11,521)	(16)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(838)	1	(12,650)	(14,379)	(104)
Capital gains distributions	24,479	9	299	22,516	624
Total realized gain (loss) on investments					
and capital gains distributions	23,641	10	(12,351)	8,137	520
Net unrealized appreciation					
(depreciation) of investments	(86,156)	(47)	(132,398)	(467,013)	(3,792)
Net realized and unrealized gain (loss)					
on investments	(62,515)	(37)	(144,749)	(458,876)	(3,272)
Net increase (decrease) in net assets					
resulting from operations	$ (66,702)	$ (38)	$ (145,354)	$ (470,397)	$ (3,288)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING GET Fund - Series U	ING GET Fund - Series V	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class
Net investment income (loss)				
Income:				
Dividends	$ 1,703	$ 1,734	$ -	$ -
Total investment income	1,703	1,734	-	-
Expenses:				
Mortality, expense risk				
and other charges	275	829	5,202	253
Annual administrative charges	2	9	109	4
Contingent deferred sales charges	59	74	97	3
Minimum death benefit guarantee charges	-	-	-	-
Other contract charges	1	1	1,134	105
Amortization of deferred charges	-	-	-	-
Total expenses	337	913	6,542	365
Net investment income (loss)	1,366	821	(6,542)	(365)
Realized and unrealized gain (loss)				
on investments				
Net realized gain (loss) on investments	(8,818)	1,373	(1,391)	(625)
Capital gains distributions	4,822	-	63,450	2,969
Total realized gain (loss) on investments				
and capital gains distributions	(3,996)	1,373	62,059	2,344
Net unrealized appreciation				
(depreciation) of investments	(612)	(3,254)	(240,695)	(10,453)
Net realized and unrealized gain (loss)				
on investments	(4,608)	(1,881)	(178,636)	(8,109)
Net increase (decrease) in net assets				
resulting from operations	$ (3,242)	$ (1,060)	$ (185,178)	$ (8,474)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ 17,178	$ 20,772	$ 24,708
Total investment income	-	1	17,178	20,772	24,708
Expenses:					
Mortality, expense risk and other charges	798	1,989	36,806	24,482	22,918
Annual administrative charges	15	38	502	338	292
Contingent deferred sales charges	232	38	652	470	356
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	308	739	12,750	7,964	7,487
Amortization of deferred charges	-	-	1	-	2
Total expenses	1,353	2,804	50,711	33,254	31,055
Net investment income (loss)	(1,353)	(2,803)	(33,533)	(12,482)	(6,347)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,220)	(1,802)	16,505	2,638	21,371
Capital gains distributions	-	-	161,767	57,321	79,810
Total realized gain (loss) on investments and capital gains distributions	(1,220)	(1,802)	178,272	59,959	101,181
Net unrealized appreciation (depreciation) of investments	(22,925)	(15,657)	(1,354,204)	(725,097)	(830,068)
Net realized and unrealized gain (loss) on investments	(24,145)	(17,459)	(1,175,932)	(665,138)	(728,887)
Net increase (decrease) in net assets resulting from operations	$ (25,498)	$ (20,262)	$ (1,209,465)	$ (677,620)	$ (735,234)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING American Funds World Allocation Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 131	$ 5
Total investment income	-	-	-	131	5
Expenses:					
Mortality, expense risk					
and other charges	21	2	2,170	736	57
Annual administrative charges	-	-	40	11	1
Contingent deferred sales charges	-	-	46	13	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	2	-	661	247	25
Amortization of deferred charges	-	-	-	-	-
Total expenses	23	2	2,917	1,007	83
Net investment income (loss)	(23)	(2)	(2,917)	(876)	(78)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(8)	(6,369)	(937)	20
Capital gains distributions	-	22	14,742	2,061	164
Total realized gain (loss) on investments					
and capital gains distributions	-	14	8,373	1,124	184
Net unrealized appreciation					
(depreciation) of investments	386	(103)	(69,280)	(18,792)	(1,532)
Net realized and unrealized gain (loss)					
on investments	386	(89)	(60,907)	(17,668)	(1,348)
Net increase (decrease) in net assets					
resulting from operations	$ 363	$ (91)	$ (63,824)	$ (18,544)	$ (1,426)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Capital Guardian U.S. Equities Portfolio - Service Class	ING Capital Guardian U.S. Equities Portfolio - Service 2 Class	ING EquitiesPlus Portfolio - Service Class	ING EquitiesPlus Portfolio - Service 2 Class	ING Evergreen Health Sciences Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 6,049	$ 86	$ 7,005	$ 2	$ 268
Total investment income	6,049	86	7,005	2	268
Expenses:					
Mortality, expense risk and other charges	4,590	87	467	-	3,180
Annual administrative charges	21	-	(7)	-	58
Contingent deferred sales charges	74	2	6	-	57
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,076	33	41	-	1,121
Amortization of deferred charges	-	-	-	-	-
Total expenses	5,761	122	507	-	4,416
Net investment income (loss)	288	(36)	6,498	2	(4,148)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(81,532)	(2,268)	(24,796)	(8)	408
Capital gains distributions	67,854	1,237	6,068	2	9,560
Total realized gain (loss) on investments and capital gains distributions	(13,678)	(1,031)	(18,728)	(6)	9,968
Net unrealized appreciation (depreciation) of investments	(56,047)	(214)	(1,312)	(1)	(75,064)
Net realized and unrealized gain (loss) on investments	(69,725)	(1,245)	(20,040)	(7)	(65,096)
Net increase (decrease) in net assets resulting from operations	$ (69,437)	$ (1,281)	$ (13,542)	$ (5)	$ (69,244)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Service Class	ING Evergreen Omega Portfolio - Service 2 Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class	ING Focus 5 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 12	$ -	$ 5,939	$ 139	$ 3,043
Total investment income	12	-	5,939	139	3,043
Expenses:					
Mortality, expense risk and other charges	118	20	14,509	670	2,391
Annual administrative charges	3	-	298	10	26
Contingent deferred sales charges	7	-	211	9	57
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	36	8	3,812	292	958
Amortization of deferred charges	-	-	-	-	-
Total expenses	164	28	18,830	981	3,432
Net investment income (loss)	(152)	(28)	(12,891)	(842)	(389)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(831)	5	(2,246)	88	(7,459)
Capital gains distributions	774	132	63,179	2,785	-
Total realized gain (loss) on investments and capital gains distributions	(57)	137	60,933	2,873	(7,459)
Net unrealized appreciation (depreciation) of investments	(2,013)	(467)	(463,280)	(20,323)	(76,000)
Net realized and unrealized gain (loss) on investments	(2,070)	(330)	(402,347)	(17,450)	(83,459)
Net increase (decrease) in net assets resulting from operations	$ (2,222)	$ (358)	$ (415,238)	$ (18,292)	$ (83,848)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Real Estate Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 10,746	$ 253	$ 6,406	$ 800	$ -
Total investment income	10,746	253	6,406	800	-
Expenses:					
Mortality, expense risk					
and other charges	6,097	160	3,161	11,785	2,455
Annual administrative charges	83	1	40	174	33
Contingent deferred sales charges	121	4	55	229	31
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,682	63	949	4,632	848
Amortization of deferred charges	-	-	-	-	-
Total expenses	7,983	228	4,205	16,820	3,367
Net investment income (loss)	2,763	25	2,201	(16,020)	(3,367)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(8,096)	(613)	(6,905)	(5,789)	(9,292)
Capital gains distributions	2,683	66	246	147	-
Total realized gain (loss) on investments					
and capital gains distributions	(5,413)	(547)	(6,659)	(5,642)	(9,292)
Net unrealized appreciation					
(depreciation) of investments	(125,039)	(2,514)	(82,809)	(305,460)	(69,097)
Net realized and unrealized gain (loss)					
on investments	(130,452)	(3,061)	(89,468)	(311,102)	(78,389)
Net increase (decrease) in net assets					
resulting from operations	$ (127,689)	$ (3,036)	$ (87,267)	$ (327,122)	$ (81,756)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Global Real Estate Portfolio - Service 2 Class	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Global Technology Portfolio - Service Class	ING Global Technology Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 14,229	$ 524	$ -	$ -
Total investment income	-	14,229	524	-	-
Expenses:					
Mortality, expense risk and other charges	43	14,314	647	597	34
Annual administrative charges	-	223	9	(7)	-
Contingent deferred sales charges	-	279	8	12	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	18	4,568	288	186	14
Amortization of deferred charges	-	-	-	-	-
Total expenses	61	19,384	952	788	48
Net investment income (loss)	(61)	(5,155)	(428)	(788)	(48)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(169)	12,408	1,191	(14,230)	(602)
Capital gains distributions	-	145,236	6,152	10,312	582
Total realized gain (loss) on investments and capital gains distributions	(169)	157,644	7,343	(3,918)	(20)
Net unrealized appreciation (depreciation) of investments	(1,052)	(567,168)	(24,926)	(5,882)	(524)
Net realized and unrealized gain (loss) on investments	(1,221)	(409,524)	(17,583)	(9,800)	(544)
Net increase (decrease) in net assets resulting from operations	$ (1,282)	$ (414,679)	$ (18,011)	$ (10,588)	$ (592)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING International Growth Opportunities Portfolio - Service Class	ING International Growth Opportunities Portfolio - Service 2 Class	ING Janus Contrarian Portfolio - Service Class	ING Janus Contrarian Portfolio - Service 2 Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 1,131	$ 80	$ 3,739	$ 121	$ 775
Total investment income	1,131	80	3,739	121	775
Expenses:					
Mortality, expense risk					
and other charges	1,662	140	11,321	565	636
Annual administrative charges	35	2	181	7	8
Contingent deferred sales charges	24	1	190	3	5
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	261	63	3,376	235	278
Amortization of deferred charges	-	-	-	-	-
Total expenses	1,982	206	15,068	810	927
Net investment income (loss)	(851)	(126)	(11,329)	(689)	(152)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(9,257)	(714)	(10,863)	(458)	3,056
Capital gains distributions	30,507	2,479	86,775	4,096	2,114
Total realized gain (loss) on investments					
and capital gains distributions	21,250	1,765	75,912	3,638	5,170
Net unrealized appreciation					
(depreciation) of investments	(87,278)	(7,142)	(482,952)	(22,459)	(29,383)
Net realized and unrealized gain (loss)					
on investments	(66,028)	(5,377)	(407,040)	(18,821)	(24,213)
Net increase (decrease) in net assets					
resulting from operations	$ (66,879)	$ (5,503)	$ (418,369)	$ (19,510)	$ (24,365)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 16,709	$ 852	$ 115	$ 840	$ 27
Total investment income	16,709	852	115	840	27
Expenses:					
Mortality, expense risk and other charges	11,780	3,272	751	470	19
Annual administrative charges	161	46	12	7	-
Contingent deferred sales charges	179	57	7	22	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	3,752	1,163	337	69	8
Amortization of deferred charges	2	-	-	-	-
Total expenses	15,874	4,538	1,107	568	27
Net investment income (loss)	835	(3,686)	(992)	272	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	56,086	(5,507)	250	(2,768)	(37)
Capital gains distributions	41,224	17,132	3,938	3,259	115
Total realized gain (loss) on investments and capital gains distributions	97,310	11,625	4,188	491	78
Net unrealized appreciation (depreciation) of investments	(565,466)	(73,261)	(18,127)	(15,071)	(617)
Net realized and unrealized gain (loss) on investments	(468,156)	(61,636)	(13,939)	(14,580)	(539)
Net increase (decrease) in net assets resulting from operations	$ (467,321)	$ (65,322)	$ (14,931)	$ (14,308)	$ (539)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Julius Baer Foreign Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service 2 Class	ING Legg Mason Value Portfolio - Service Class	ING Legg Mason Value Portfolio - Service 2 Class	ING LifeStyle Aggressive Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 38	$ -	$ 18,015
Total investment income	-	-	38	-	18,015
Expenses:					
Mortality, expense risk and other charges	12,897	1,051	3,922	302	19,124
Annual administrative charges	156	13	60	4	415
Contingent deferred sales charges	193	7	82	5	394
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	4,336	458	1,213	128	7,951
Amortization of deferred charges	3	-	-	-	-
Total expenses	17,585	1,529	5,277	439	27,884
Net investment income (loss)	(17,585)	(1,529)	(5,239)	(439)	(9,869)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	18,029	1,492	(7,593)	(1,099)	8,132
Capital gains distributions	77,913	6,117	55,111	4,094	109,209
Total realized gain (loss) on investments and capital gains distributions	95,942	7,609	47,518	2,995	117,341
Net unrealized appreciation (depreciation) of investments	(497,266)	(39,130)	(219,795)	(15,817)	(678,526)
Net realized and unrealized gain (loss) on investments	(401,324)	(31,521)	(172,277)	(12,822)	(561,185)
Net increase (decrease) in net assets resulting from operations	$ (418,909)	$ (33,050)	$ (177,516)	$ (13,261)	$ (571,054)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING LifeStyle Aggressive Growth Portfolio - Service 2 Class	ING LifeStyle Conservative Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service 2 Class	ING LifeStyle Moderate Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 55	$ -	$ 60,670	$ 175	$ 56,179
Total investment income	55	-	60,670	175	56,179
Expenses:					
Mortality, expense risk					
and other charges	63	387	63,343	208	50,227
Annual administrative charges	1	22	922	3	731
Contingent deferred sales charges	1	7	1,232	-	1,202
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	21	155	23,818	81	16,173
Amortization of deferred charges	-	-	5	-	-
Total expenses	86	571	89,320	292	68,333
Net investment income (loss)	(31)	(571)	(28,650)	(117)	(12,154)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(158)	(189)	13,749	(83)	1,461
Capital gains distributions	351	-	210,035	674	136,820
Total realized gain (loss) on investments					
and capital gains distributions	193	(189)	223,784	591	138,281
Net unrealized appreciation					
(depreciation) of investments	(2,130)	699	(1,870,893)	(5,865)	(1,253,846)
Net realized and unrealized gain (loss)					
on investments	(1,937)	510	(1,647,109)	(5,274)	(1,115,565)
Net increase (decrease) in net assets					
resulting from operations	$ (1,968)	$ (61)	$ (1,675,759)	$ (5,391)	$ (1,127,719)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Service 2 Class	ING LifeStyle Moderate Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service 2 Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 275	$ 28,766	$ 299	$ 10,014	$ 38,146
Total investment income	275	28,766	299	10,014	38,146
Expenses:					
Mortality, expense risk					
and other charges	266	25,798	274	2,515	28,445
Annual administrative charges	3	372	3	68	1,218
Contingent deferred sales charges	3	607	3	63	43,492
Minimum death benefit guarantee charges	-	-	-	-	2
Other contract charges	89	7,701	102	238	6,466
Amortization of deferred charges	-	-	-	-	4
Total expenses	361	34,478	382	2,884	79,627
Net investment income (loss)	(86)	(5,712)	(83)	7,130	(41,481)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(585)	(1,848)	(895)	(2,980)	-
Capital gains distributions	695	51,482	559	1,092	-
Total realized gain (loss) on investments					
and capital gains distributions	110	49,634	(336)	(1,888)	-
Net unrealized appreciation					
(depreciation) of investments	(5,855)	(520,340)	(4,334)	(8,045)	-
Net realized and unrealized gain (loss)					
on investments	(5,745)	(470,706)	(4,670)	(9,933)	-
Net increase (decrease) in net assets					
resulting from operations	$ (5,831)	$ (476,418)	$ (4,753)	$ (2,803)	$ (41,481)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service 2 Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service 2 Class	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 840	$ 2,149	$ 61	$ 2,992	$ 66
Total investment income	840	2,149	61	2,992	66
Expenses:					
Mortality, expense risk and other charges	711	1,529	48	9,725	363
Annual administrative charges	23	29	1	253	5
Contingent deferred sales charges	1,489	36	1	135	4
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	303	354	17	2,083	154
Amortization of deferred charges	-	-	-	-	-
Total expenses	2,526	1,948	67	12,196	526
Net investment income (loss)	(1,686)	201	(6)	(9,204)	(460)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	3,823	(41)	41,314	574
Capital gains distributions	-	12,593	385	-	-
Total realized gain (loss) on investments and capital gains distributions	-	16,416	344	41,314	574
Net unrealized appreciation (depreciation) of investments	-	(57,280)	(1,577)	(328,018)	(10,684)
Net realized and unrealized gain (loss) on investments	-	(40,864)	(1,233)	(286,704)	(10,110)
Net increase (decrease) in net assets resulting from operations	$ (1,686)	$ (40,663)	$ (1,239)	$ (295,908)	$ (10,570)

The accompanying notes are an integral part of these financial statements.

54

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 2,581	$ 54,997	$ 2,327	$ 15,836	$ -
Total investment income	2,581	54,997	2,327	15,836	-
Expenses:					
Mortality, expense risk and other charges	4,256	15,849	763	8,356	1,689
Annual administrative charges	52	348	10	141	(32)
Contingent deferred sales charges	64	305	13	203	26
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,412	3,260	310	2,745	285
Amortization of deferred charges	-	(1)	-	-	-
Total expenses	5,784	19,761	1,096	11,445	1,968
Net investment income (loss)	(3,203)	35,236	1,231	4,391	(1,968)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,450	(11,370)	(1,279)	11,796	79,571
Capital gains distributions	26,734	91,101	4,101	57,641	-
Total realized gain (loss) on investments and capital gains distributions	29,184	79,731	2,822	69,437	79,571
Net unrealized appreciation (depreciation) of investments	(190,583)	(364,961)	(15,324)	(304,761)	(113,766)
Net realized and unrealized gain (loss) on investments	(161,399)	(285,230)	(12,502)	(235,324)	(34,195)
Net increase (decrease) in net assets resulting from operations	$ (164,602)	$ (249,994)	$ (11,271)	$ (230,933)	$ (36,163)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Mid Cap Growth Portfolio - Service Class 2	ING Multi-Manager International Small Cap Portfolio - Class S	ING Oppenheimer Active Asset Allocation Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING Oppenheimer Main Street Portfolio® - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 28	$ 7,301	$ 86
Total investment income	-	-	28	7,301	86
Expenses:					
Mortality, expense risk					
and other charges	85	22	5	4,771	68
Annual administrative charges	(1)	-	-	134	1
Contingent deferred sales charges	1	-	-	64	1
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	32	8	1	779	28
Amortization of deferred charges	-	-	-	-	-
Total expenses	117	30	6	5,748	98
Net investment income (loss)	(117)	(30)	22	1,553	(12)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	732	(652)	-	17,421	94
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	732	(652)	-	17,421	94
Net unrealized appreciation					
(depreciation) of investments	(2,364)	(852)	25	(159,619)	(1,955)
Net realized and unrealized gain (loss)					
on investments	(1,632)	(1,504)	25	(142,198)	(1,861)
Net increase (decrease) in net assets					
resulting from operations	$ (1,749)	$ (1,534)	$ 47	$ (140,645)	$ (1,873)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING PIMCO Core Bond Portfolio - Service Class	ING PIMCO Core Bond Portfolio - Service 2 Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 56,472	$ 1,727	$ 39,675	$ 1,903	$ 9,469
Total investment income	56,472	1,727	39,675	1,903	9,469
Expenses:					
Mortality, expense risk					
and other charges	30,241	1,037	8,202	1,175	9,901
Annual administrative charges	519	15	237	19	219
Contingent deferred sales charges	714	20	178	23	198
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	8,933	407	1,930	375	3,396
Amortization of deferred charges	-	-	-	-	1
Total expenses	40,407	1,479	10,547	1,592	13,715
Net investment income (loss)	16,065	248	29,128	311	(4,246)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	12,122	495	(28,723)	573	(6,898)
Capital gains distributions	14,584	476	175	2,694	32,997
Total realized gain (loss) on investments					
and capital gains distributions	26,706	971	(28,548)	3,267	26,099
Net unrealized appreciation					
(depreciation) of investments	(24,763)	(534)	(119,890)	(32,243)	(282,330)
Net realized and unrealized gain (loss)					
on investments	1,943	437	(148,438)	(28,976)	(256,231)
Net increase (decrease) in net assets					
resulting from operations	$ 18,008	$ 685	$ (119,310)	$ (28,665)	$ (260,477)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING Templeton Global Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 102,918	$ 3,505	$ 31,502	$ 1,079	$ 3,490
Total investment income	102,918	3,505	31,502	1,079	3,490
Expenses:					
Mortality, expense risk and other charges	41,762	1,720	12,817	498	5,774
Annual administrative charges	754	23	241	7	102
Contingent deferred sales charges	822	33	262	2	81
Minimum death benefit guarantee charges	1	-	2	-	-
Other contract charges	11,736	723	3,590	218	1,461
Amortization of deferred charges	-	-	7	-	-
Total expenses	55,075	2,499	16,919	725	7,418
Net investment income (loss)	47,843	1,006	14,583	354	(3,928)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	35,303	(886)	3,621	(29)	8,523
Capital gains distributions	231,106	9,104	63,109	2,351	14,491
Total realized gain (loss) on investments and capital gains distributions	266,409	8,218	66,730	2,322	23,014
Net unrealized appreciation (depreciation) of investments	(1,115,753)	(40,232)	(417,963)	(15,168)	(192,003)
Net realized and unrealized gain (loss) on investments	(849,344)	(32,014)	(351,233)	(12,846)	(168,989)
Net increase (decrease) in net assets resulting from operations	$ (801,501)	$ (31,008)	$ (336,650)	$ (12,492)	$ (172,917)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service 2 Class	ING UBS U.S. Allocation Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service 2 Class	ING Van Kampen Capital Growth Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 42	$ 2,196	$ 121	$ 52	$ -
Total investment income	42	2,196	121	52	-
Expenses:					
Mortality, expense risk and other charges	102	409	25	2,235	73
Annual administrative charges	1	(3)	-	65	(1)
Contingent deferred sales charges	2	10	-	58	1
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	45	88	9	826	28
Amortization of deferred charges	-	-	-	-	-
Total expenses	150	504	34	3,184	101
Net investment income (loss)	(108)	1,692	87	(3,132)	(101)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	134	(6,684)	(644)	(2,494)	2,823
Capital gains distributions	239	9,004	530	5,029	-
Total realized gain (loss) on investments and capital gains distributions	373	2,320	(114)	2,535	2,823
Net unrealized appreciation (depreciation) of investments	(3,147)	(8,827)	(244)	(105,018)	(3,582)
Net realized and unrealized gain (loss) on investments	(2,774)	(6,507)	(358)	(102,483)	(759)
Net increase (decrease) in net assets resulting from operations	$ (2,882)	$ (4,815)	$ (271)	$ (105,615)	$ (860)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Van Kampen Global Franchise Portfolio - Service Class	ING Van Kampen Global Franchise Portfolio - Service 2 Class	ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 5,538	$ 1,241	$ -	$ 21,884	$ 2,122
Total investment income	5,538	1,241	-	21,884	2,122
Expenses:					
Mortality, expense risk and other charges	4,944	1,271	5	9,607	1,113
Annual administrative charges	79	20	-	225	15
Contingent deferred sales charges	78	14	-	162	14
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1,764	544	1	1,758	447
Amortization of deferred charges	-	-	-	-	-
Total expenses	6,865	1,849	6	11,752	1,589
Net investment income (loss)	(1,327)	(608)	(6)	10,132	533
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5,552	2,133	(39)	(14,324)	78
Capital gains distributions	21,864	5,456	-	49,867	5,343
Total realized gain (loss) on investments and capital gains distributions	27,416	7,589	(39)	35,543	5,421
Net unrealized appreciation (depreciation) of investments	(126,436)	(32,223)	101	(274,166)	(30,500)
Net realized and unrealized gain (loss) on investments	(99,020)	(24,634)	62	(238,623)	(25,079)
Net increase (decrease) in net assets resulting from operations	$ (100,347)	$ (25,242)	$ 56	$ (228,491)	$ (24,546)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Van Kampen Large Cap Growth Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service 2 Class	ING VP Index Plus International Equity Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 383	$ 5,367	$ 251	$ 1,762	$ 27
Total investment income	383	5,367	251	1,762	27
Expenses:					
Mortality, expense risk and other charges	757	8,059	453	452	9
Annual administrative charges	(7)	158	7	6	-
Contingent deferred sales charges	20	174	5	6	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	244	2,388	197	120	4
Amortization of deferred charges	-	1	-	-	-
Total expenses	1,014	10,780	662	584	13
Net investment income (loss)	(631)	(5,413)	(411)	1,178	14
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(8,318)	2,007	206	(3,658)	(42)
Capital gains distributions	5,252	80,680	4,446	8,326	135
Total realized gain (loss) on investments and capital gains distributions	(3,066)	82,687	4,652	4,668	93
Net unrealized appreciation (depreciation) of investments	(5,108)	(269,772)	(15,142)	(21,719)	(384)
Net realized and unrealized gain (loss) on investments	(8,174)	(187,085)	(10,490)	(17,051)	(291)
Net increase (decrease) in net assets resulting from operations	$ (8,805)	$ (192,498)	$ (10,901)	$ (15,873)	$ (277)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Wells Fargo Disciplined Value Portfolio - Service Class	ING Wells Fargo Disciplined Value Portfolio - Service 2 Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class	ING Diversified International Fund - Class R
Net investment income (loss)					
Income:					
Dividends	$ 4,388	$ 84	$ 88	$ 4	$ 21
Total investment income	4,388	84	88	4	21
Expenses:					
Mortality, expense risk					
and other charges	2,009	47	175	9	3
Annual administrative charges	16	-	2	-	-
Contingent deferred sales charges	19	1	4	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	231	18	64	4	1
Amortization of deferred charges	-	-	-	-	-
Total expenses	2,275	66	245	13	4
Net investment income (loss)	2,113	18	(157)	(9)	17
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	46,675	200	(1,019)	(16)	(4)
Capital gains distributions	-	-	1,364	68	-
Total realized gain (loss) on investments					
and capital gains distributions	46,675	200	345	52	(4)
Net unrealized appreciation					
(depreciation) of investments	(67,364)	(623)	(4,172)	(249)	(181)
Net realized and unrealized gain (loss)					
on investments	(20,689)	(423)	(3,827)	(197)	(185)
Net increase (decrease) in net assets					
resulting from operations	$ (18,576)	$ (405)	$ (3,984)	$ (206)	$ (168)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 67	$ 4	$ -	$ 143	$ 1,580
Total investment income	67	4	-	143	1,580
Expenses:					
Mortality, expense risk					
and other charges	5	5	3,668	2,619	3,543
Annual administrative charges	-	-	42	34	42
Contingent deferred sales charges	-	-	57	39	40
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1	1	1,223	899	1,078
Amortization of deferred charges	-	-	-	-	-
Total expenses	6	6	4,990	3,591	4,703
Net investment income (loss)	61	(2)	(4,990)	(3,448)	(3,123)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(60)	(23)	(1,575)	(6,772)	(2,058)
Capital gains distributions	194	59	7,260	1,443	2,273
Total realized gain (loss) on investments					
and capital gains distributions	134	36	5,685	(5,329)	215
Net unrealized appreciation					
(depreciation) of investments	(417)	(181)	(119,270)	(61,222)	(101,313)
Net realized and unrealized gain (loss)					
on investments	(283)	(145)	(113,585)	(66,551)	(101,098)
Net increase (decrease) in net assets					
resulting from operations	$ (222)	$ (147)	$ (118,575)	$ (69,999)	$ (104,221)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING JPMorgan International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Neuberger Berman Regency Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 4,605	$ 810	$ -	$ -	$ 20
Total investment income	4,605	810	-	-	20
Expenses:					
Mortality, expense risk and other charges	910	387	2,127	1,813	95
Annual administrative charges	(7)	8	36	40	-
Contingent deferred sales charges	14	12	33	23	2
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	285	70	853	284	20
Amortization of deferred charges	-	-	-	-	-
Total expenses	1,202	477	3,049	2,160	117
Net investment income (loss)	3,403	333	(3,049)	(2,160)	(97)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(73,331)	(3,311)	2,193	(5,162)	(681)
Capital gains distributions	86,752	2,861	-	-	-
Total realized gain (loss) on investments and capital gains distributions	13,421	(450)	2,193	(5,162)	(681)
Net unrealized appreciation (depreciation) of investments	(23,980)	(12,251)	(56,620)	(61,029)	737
Net realized and unrealized gain (loss) on investments	(10,559)	(12,701)	(54,427)	(66,191)	56
Net increase (decrease) in net assets resulting from operations	$ (7,156)	$ (12,368)	$ (57,476)	$ (68,351)	$ (41)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 28	$ 235	$ 3,247	$ 615	$ 377
Total investment income	28	235	3,247	615	377
Expenses:					
Mortality, expense risk					
and other charges	5	133	2,373	110	72
Annual administrative charges	-	2	33	1	1
Contingent deferred sales charges	-	5	39	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	1	3	726	9	9
Amortization of deferred charges	-	-	-	-	-
Total expenses	6	143	3,171	120	82
Net investment income (loss)	22	92	76	495	295
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(433)	256	(2,969)	(10)	3
Capital gains distributions	138	813	12,375	43	120
Total realized gain (loss) on investments					
and capital gains distributions	(295)	1,069	9,406	33	123
Net unrealized appreciation					
(depreciation) of investments	55	(6,344)	(83,530)	(2,559)	(581)
Net realized and unrealized gain (loss)					
on investments	(240)	(5,275)	(74,124)	(2,526)	(458)
Net increase (decrease) in net assets					
resulting from operations	$ (218)	$ (5,183)	$ (74,048)	$ (2,031)	$ (163)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 194	$ 114	$ 129	$ 16	$ 107
Total investment income	194	114	129	16	107
Expenses:					
Mortality, expense risk					
and other charges	116	87	98	15	63
Annual administrative charges	1	1	1	-	1
Contingent deferred sales charges	5	4	2	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	46	27	47	5	9
Amortization of deferred charges	-	-	-	-	-
Total expenses	168	119	148	20	73
Net investment income (loss)	26	(5)	(19)	(4)	34
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	20	(20)	(95)	(18)	(113)
Capital gains distributions	250	251	324	47	102
Total realized gain (loss) on investments					
and capital gains distributions	270	231	229	29	(11)
Net unrealized appreciation					
(depreciation) of investments	(4,044)	(3,820)	(4,646)	(729)	(1,126)
Net realized and unrealized gain (loss)					
on investments	(3,774)	(3,589)	(4,417)	(700)	(1,137)
Net increase (decrease) in net assets					
resulting from operations	$ (3,748)	$ (3,594)	$ (4,436)	$ (704)	$ (1,103)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 362	$ 4,489	$ 10	$ 9
Total investment income	2	362	4,489	10	9
Expenses:					
Mortality, expense risk and other charges	35	529	3,283	29	138
Annual administrative charges	-	6	56	1	2
Contingent deferred sales charges	-	4	52	3	1
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	9	175	1,108	1	39
Amortization of deferred charges	-	-	-	-	-
Total expenses	44	714	4,499	34	180
Net investment income (loss)	(42)	(352)	(10)	(24)	(171)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(43)	(2,931)	(11,417)	53	(649)
Capital gains distributions	613	2,684	-	-	-
Total realized gain (loss) on investments and capital gains distributions	570	(247)	(11,417)	53	(649)
Net unrealized appreciation (depreciation) of investments	(2,542)	(18,202)	(99,767)	(982)	(3,397)
Net realized and unrealized gain (loss) on investments	(1,972)	(18,449)	(111,184)	(929)	(4,046)
Net increase (decrease) in net assets resulting from operations	$ (2,014)	$ (18,801)	$ (111,194)	$ (953)	$ (4,217)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING UBS U.S. Small Cap Growth Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 158	$ -	$ 7,118	$ 142	$ 9,822
Total investment income	158	-	7,118	142	9,822
Expenses:					
Mortality, expense risk					
and other charges	160	22	3,101	23	2,603
Annual administrative charges	2	-	46	55	-
Contingent deferred sales charges	6	-	47	52	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	49	7	1,079	788	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	217	29	4,273	918	2,603
Net investment income (loss)	(59)	(29)	2,845	(776)	7,219
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(386)	(384)	(1,537)	(10)	(3,861)
Capital gains distributions	-	-	11,068	158	10,550
Total realized gain (loss) on investments					
and capital gains distributions	(386)	(384)	9,531	148	6,689
Net unrealized appreciation					
(depreciation) of investments	(4,402)	182	(93,914)	(1,005)	(61,660)
Net realized and unrealized gain (loss)					
on investments	(4,788)	(202)	(84,383)	(857)	(54,971)
Net increase (decrease) in net assets					
resulting from operations	$ (4,847)	$ (231)	$ (81,538)	$ (1,633)	$ (47,752)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Strategic Allocation Conservative Portfolio - Class S	ING VP Strategic Allocation Growth Portfolio - Class S	ING VP Strategic Allocation Moderate Portfolio - Class S	ING VP Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 56	$ 15	$ 24	$ 2	$ 5,444
Total investment income	56	15	24	2	5,444
Expenses:					
Mortality, expense risk					
and other charges	13	7	8	2	1,948
Annual administrative charges	-	-	-	-	124
Contingent deferred sales charges	-	-	-	-	130
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	12	-	2	-	513
Amortization of deferred charges	-	-	-	-	-
Total expenses	25	7	10	2	2,715
Net investment income (loss)	31	8	14	-	2,729
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(32)	(19)	(47)	(1)	(10,390)
Capital gains distributions	116	91	99	-	-
Total realized gain (loss) on investments					
and capital gains distributions	84	72	52	(1)	(10,390)
Net unrealized appreciation					
(depreciation) of investments	(514)	(358)	(343)	(56)	(112,193)
Net realized and unrealized gain (loss)					
on investments	(430)	(286)	(291)	(57)	(122,583)
Net increase (decrease) in net assets					
resulting from operations	$ (399)	$ (278)	$ (277)	$ (57)	$ (119,854)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5
Net investment income (loss)					
Income:					
Dividends	$ 2,512	$ 2,167	$ 960	$ 894	$ 303
Total investment income	2,512	2,167	960	894	303
Expenses:					
Mortality, expense risk					
and other charges	933	857	896	635	397
Annual administrative charges	12	12	17	11	7
Contingent deferred sales charges	124	99	61	51	60
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	1	-	2	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	1,069	969	974	699	464
Net investment income (loss)	1,443	1,198	(14)	195	(161)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(8,781)	(6,150)	(54)	(509)	(618)
Capital gains distributions	6,127	3,307	2,217	4,036	3,524
Total realized gain (loss) on investments					
and capital gains distributions	(2,654)	(2,843)	2,163	3,527	2,906
Net unrealized appreciation					
(depreciation) of investments	(2,509)	(1,790)	(4,695)	(6,328)	(4,867)
Net realized and unrealized gain (loss)					
on investments	(5,163)	(4,633)	(2,532)	(2,801)	(1,961)
Net increase (decrease) in net assets					
resulting from operations	$ (3,720)	$ (3,435)	$ (2,546)	$ (2,606)	$ (2,122)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net investment income (loss)					
Income:					
Dividends	$ 416	$ 277	$ 162	$ 149	$ 142
Total investment income	416	277	162	149	142
Expenses:					
Mortality, expense risk and other charges	423	275	162	130	117
Annual administrative charges	7	4	3	2	1
Contingent deferred sales charges	63	39	21	10	12
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	493	318	186	142	130
Net investment income (loss)	(77)	(41)	(24)	7	12
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(577)	(376)	(159)	(166)	(56)
Capital gains distributions	3,525	2,685	1,561	1,393	992
Total realized gain (loss) on investments and capital gains distributions	2,948	2,309	1,402	1,227	936
Net unrealized appreciation (depreciation) of investments	(4,865)	(3,389)	(2,176)	(1,766)	(1,310)
Net realized and unrealized gain (loss) on investments	(1,917)	(1,080)	(774)	(539)	(374)
Net increase (decrease) in net assets resulting from operations	$ (1,994)	$ (1,121)	$ (798)	$ (532)	$ (362)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING VP Global Equity Dividend Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 200	$ 58	$ 645	$ 1,547	$ 604
Total investment income	200	58	645	1,547	604
Expenses:					
Mortality, expense risk					
and other charges	175	66	634	1,644	252
Annual administrative charges	2	1	13	28	(2)
Contingent deferred sales charges	5	16	34	132	4
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	-	-	-	67
Amortization of deferred charges	-	-	-	-	-
Total expenses	182	83	681	1,804	321
Net investment income (loss)	18	(25)	(36)	(257)	283
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(237)	(147)	(549)	92	(3,349)
Capital gains distributions	1,568	796	1,962	446	7,365
Total realized gain (loss) on investments					
and capital gains distributions	1,331	649	1,413	538	4,016
Net unrealized appreciation					
(depreciation) of investments	(1,525)	(958)	(1,623)	41	(6,705)
Net realized and unrealized gain (loss)					
on investments	(194)	(309)	(210)	579	(2,689)
Net increase (decrease) in net assets					
resulting from operations	$ (176)	$ (334)	$ (246)	$ 322	$ (2,406)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING BlackRock Global Science and Technology Portfolio - Class S	ING Global Equity Option Portfolio - Class S	ING International Index Portfolio - Class S	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class S	ING Opportunistic Large Cap Growth Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ -	$ 25	$ 97	$ 2,101	$ 2
Total investment income	-	25	97	2,101	2
Expenses:					
Mortality, expense risk					
and other charges	1,417	3	36	1,092	5
Annual administrative charges	38	-	1	36	-
Contingent deferred sales charges	18	-	1	68	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	535	-	13	392	1
Amortization of deferred charges	-	-	-	-	-
Total expenses	2,008	3	51	1,588	6
Net investment income (loss)	(2,008)	22	46	513	(4)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(6,000)	(1)	(755)	(460)	13
Capital gains distributions	-	-	-	296	-
Total realized gain (loss) on investments					
and capital gains distributions	(6,000)	(1)	(755)	(164)	13
Net unrealized appreciation					
(depreciation) of investments	(42,952)	92	(1,100)	4,506	(300)
Net realized and unrealized gain (loss)					
on investments	(48,952)	91	(1,855)	4,342	(287)
Net increase (decrease) in net assets					
resulting from operations	$ (50,960)	$ 113	$ (1,809)	$ 4,855	$ (291)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Opportunistic Large Cap Value Portfolio - Class S	ING Russell™ Global Large Cap Index 85% Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 305	$ 29	$ 220	$ 265	$ 617
Total investment income	305	29	220	265	617
Expenses:					
Mortality, expense risk					
and other charges	277	6	123	133	438
Annual administrative charges	7	-	2	3	21
Contingent deferred sales charges	7	-	1	1	11
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	57	-	36	47	179
Amortization of deferred charges	-	-	-	-	-
Total expenses	348	6	162	184	649
Net investment income (loss)	(43)	23	58	81	(32)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(889)	(50)	(2,760)	(1,525)	(5,156)
Capital gains distributions	2,902	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	2,013	(50)	(2,760)	(1,525)	(5,156)
Net unrealized appreciation					
(depreciation) of investments	(9,695)	161	(2,334)	(5,755)	(23,030)
Net realized and unrealized gain (loss)					
on investments	(7,682)	111	(5,094)	(7,280)	(28,186)
Net increase (decrease) in net assets					
resulting from operations	$ (7,725)	$ 134	$ (5,036)	$ (7,199)	$ (28,218)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Index Plus LargeCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S	ING VP Small Company Portfolio - Class S	ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 5,377	$ 2,072	$ 876	$ 22	$ 4,694
Total investment income	5,377	2,072	876	22	4,694
Expenses:					
Mortality, expense risk and other charges	4,203	3,006	2,281	301	1,670
Annual administrative charges	89	42	32	8	24
Contingent deferred sales charges	306	59	49	7	8
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	834	877	711	109	649
Amortization of deferred charges	-	-	-	-	-
Total expenses	5,432	3,984	3,073	425	2,351
Net investment income (loss)	(55)	(1,912)	(2,197)	(403)	2,343
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,800)	(13,523)	(12,725)	(2,135)	(3,268)
Capital gains distributions	20,876	24,865	9,146	352	-
Total realized gain (loss) on investments and capital gains distributions	19,076	11,342	(3,579)	(1,783)	(3,268)
Net unrealized appreciation (depreciation) of investments	(136,091)	(89,601)	(47,599)	(10,805)	(68,858)
Net realized and unrealized gain (loss) on investments	(117,015)	(78,259)	(51,178)	(12,588)	(72,126)
Net increase (decrease) in net assets resulting from operations	$ (117,070)	$ (80,171)	$ (53,375)	$ (12,991)	$ (69,783)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Financial Services Portfolio - Class S	ING VP International Value Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 877	$ 307	$ -	$ 130	$ -
Total investment income	877	307	-	130	-
Expenses:					
Mortality, expense risk					
and other charges	821	120	3,560	56	1,333
Annual administrative charges	3	1	191	-	29
Contingent deferred sales charges	11	-	59	-	34
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	254	31	831	3	484
Amortization of deferred charges	-	-	1	-	-
Total expenses	1,089	152	4,642	59	1,880
Net investment income (loss)	(212)	155	(4,642)	71	(1,880)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(24,753)	(400)	2,904	(3,094)	3,774
Capital gains distributions	3,875	1,881	-	1,401	12,586
Total realized gain (loss) on investments					
and capital gains distributions	(20,878)	1,481	2,904	(1,693)	16,360
Net unrealized appreciation					
(depreciation) of investments	6,684	(8,028)	(128,278)	1,825	(46,306)
Net realized and unrealized gain (loss)					
on investments	(14,194)	(6,547)	(125,374)	132	(29,946)
Net increase (decrease) in net assets					
resulting from operations	$ (14,406)	$ (6,392)	$ (130,016)	$ 203	$ (31,826)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Balanced Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S	Legg Mason Partners Variable International All Cap Opportunity Portfolio	Legg Mason Partners Variable Investors Portfolio	Legg Mason Partners Variable High Income Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 272	$ 68,212	$ 1	$ 1	$ 8
Total investment income	272	68,212	1	1	8
Expenses:					
Mortality, expense risk and other charges	107	20,290	1	2	1
Annual administrative charges	1	307	-	-	-
Contingent deferred sales charges	4	574	-	-	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	9	6,771	-	-	-
Amortization of deferred charges	-	-	-	-	-
Total expenses	121	27,942	1	2	1
Net investment income (loss)	151	40,270	-	(1)	7
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(418)	(20,545)	(27)	(18)	(1)
Capital gains distributions	767	31,632	-	4	-
Total realized gain (loss) on investments and capital gains distributions	349	11,087	(27)	(14)	(1)
Net unrealized appreciation (depreciation) of investments	(3,303)	(189,985)	(9)	(41)	(30)
Net realized and unrealized gain (loss) on investments	(2,954)	(178,898)	(36)	(55)	(31)
Net increase (decrease) in net assets resulting from operations	$ (2,803)	$ (138,628)	$ (36)	$ (56)	$ (24)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Legg Mason Partners Variable Money Market Portfolio	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income VCT Portfolio - Class II	Pioneer Small Cap Value VCT Portfolio - Class II
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 3	$ 210	$ 403	$ 9
Total investment income	3	3	210	403	9
Expenses:					
Mortality, expense risk					
and other charges	1	11	60	153	56
Annual administrative charges	-	-	-	1	1
Contingent deferred sales charges	3	-	-	-	2
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	-	3	10	34	2
Amortization of deferred charges	-	-	-	-	-
Total expenses	4	14	70	188	61
Net investment income (loss)	(1)	(11)	140	215	(52)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(41)	(17)	(96)	(649)
Capital gains distributions	-	63	12	914	602
Total realized gain (loss) on investments					
and capital gains distributions	-	22	(5)	818	(47)
Net unrealized appreciation					
(depreciation) of investments	-	(523)	(981)	(6,571)	(1,586)
Net realized and unrealized gain (loss)					
on investments	-	(501)	(986)	(5,753)	(1,633)
Net increase (decrease) in net assets					
resulting from operations	$ (1)	$ (512)	$ (846)	$ (5,538)	$ (1,685)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	ProFund VP Small-Cap	Wells Fargo Advantage Asset Allocation Fund
Net investment income (loss)					
Income:					
Dividends	$ -	$ 343	$ 1,169	$ 137	$ 64
Total investment income	-	343	1,169	137	64
Expenses:					
Mortality, expense risk and other charges	375	289	407	613	47
Annual administrative charges	10	5	6	3	1
Contingent deferred sales charges	9	11	8	17	1
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	127	97	103	198	19
Amortization of deferred charges	-	-	-	-	-
Total expenses	521	402	524	831	68
Net investment income (loss)	(521)	(59)	645	(694)	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(548)	(233)	(2,446)	(18,348)	(15)
Capital gains distributions	357	2,401	-	4,982	219
Total realized gain (loss) on investments and capital gains distributions	(191)	2,168	(2,446)	(13,366)	204
Net unrealized appreciation (depreciation) of investments	(9,414)	(11,280)	(7,148)	9,293	(1,153)
Net realized and unrealized gain (loss) on investments	(9,605)	(9,112)	(9,594)	(4,073)	(949)
Net increase (decrease) in net assets resulting from operations	$ (10,126)	$ (9,171)	$ (8,949)	$ (4,767)	$ (953)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Wells Fargo Advantage C&B Large Cap Value Fund	Wells Fargo Advantage Equity Income Fund	Wells Fargo Advantage Large Company Growth Fund	Wells Fargo Advantage Money Market Fund	Wells Fargo Advantage Small Cap Growth Fund
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 15	$ 5	$ 2	$ -
Total investment income	5	15	5	2	-
Expenses:					
Mortality, expense risk and other charges	7	16	38	1	12
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	1	2	-
Minimum death benefit guarantee charges	-	-	-	-	-
Other contract charges	3	4	14	-	4
Amortization of deferred charges	-	-	-	-	-
Total expenses	10	20	53	3	16
Net investment income (loss)	(5)	(5)	(48)	(1)	(16)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(25)	3	-	(6)
Capital gains distributions	-	124	-	-	185
Total realized gain (loss) on investments and capital gains distributions	(1)	99	3	-	179
Net unrealized appreciation (depreciation) of investments	(149)	(456)	(940)	-	(508)
Net realized and unrealized gain (loss) on investments	(150)	(357)	(937)	-	(329)
Net increase (decrease) in net assets resulting from operations	$ (155)	$ (362)	$ (985)	$ (1)	$ (345)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Wells Fargo Advantage Total Return Bond Fund
Net investment income (loss)	
Income:	
Dividends	$ 58
Total investment income	58
Expenses:	
Mortality, expense risk and other charges	21
Annual administrative charges	-
Contingent deferred sales charges	-
Minimum death benefit guarantee charges	-
Other contract charges	7
Amortization of deferred charges	-
Total expenses	28
Net investment income (loss)	30
Realized and unrealized gain (loss) on investments	
Net realized gain (loss) on investments	(9)
Capital gains distributions	-
Total realized gain (loss) on investments and capital gains distributions	(9)
Net unrealized appreciation (depreciation) of investments	(21)
Net realized and unrealized gain (loss) on investments	(30)
Net increase (decrease) in net assets resulting from operations	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	AIM V.I. Leisure Fund - Series I Shares	BlackRock Global Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class A	Columbia Federal Securities Fund, Variable Series - Class A
Net assets at January 1, 2007	$ 52,417	$ -	$ 540	$ 81
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(388)	-	6	4
Total realized gain (loss) on investments and capital gains distributions	5,332	-	66	-
Net unrealized appreciation (depreciation) of investments	(5,956)	-	(32)	1
Net increase (decrease) in net assets from operations	(1,012)	-	40	5
Changes from principal transactions:				
Premiums	78	-	-	-
Surrenders and withdrawals	(8,809)	-	98	(5)
Benefit payments	(375)	-	(10)	-
Transfers between Divisions (including fixed account), net	6	-	-	(1)
Increase (decrease) in net assets derived from principal transactions	(9,100)	-	88	(6)
Total increase (decrease) in net assets	(10,112)	-	128	(1)
Net assets at December 31, 2007	42,305	-	668	80
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(438)	7,155	10	4
Total realized gain (loss) on investments and capital gains distributions	4,232	591	71	(6)
Net unrealized appreciation (depreciation) of investments	(19,898)	(54,254)	(231)	4
Net increase (decrease) in net assets from operations	(16,104)	(46,508)	(150)	2
Changes from principal transactions:				
Premiums	48	222,833	-	-
Death Benefits	(251)	(1,171)	(51)	-
Surrenders and withdrawals	(8,138)	222,426	(205)	(55)
Transfers between Divisions (including fixed account), net	2	220	-	-
Increase (decrease) in net assets derived from principal transactions	(8,339)	444,308	(256)	(55)
Total increase (decrease) in net assets	(24,443)	397,800	(406)	(53)
Net assets at December 31, 2008	$ 17,862	$ 397,800	$ 262	$ 27

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Columbia Large Cap Growth Fund, Variable Series - Class A	Columbia Small Cap Value Fund, Variable Series - Class B	Columbia Small Company Growth Fund, Variable Series - Class A	Fidelity® VIP Equity-Income Portfolio - Service Class 2
Net assets at January 1, 2007	$ 547	$ 335,177	$ 82	$ 376,023
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(6,366)	(1)	(2,129)
Total realized gain (loss) on investments and capital gains distributions	25	51,799	6	47,017
Net unrealized appreciation (depreciation) of investments	48	(57,677)	5	(48,769)
Net increase (decrease) in net assets from operations	67	(12,244)	10	(3,881)
Changes from principal transactions:				
Premiums	-	324	-	54,218
Surrenders and withdrawals	(118)	(64,022)	(2)	(50,474)
Benefit payments	(12)	(2,329)	-	(2,523)
Transfers between Divisions (including fixed account), net	-	(17)	1	24
Increase (decrease) in net assets derived from principal transactions	(130)	(66,044)	(1)	1,245
Total increase (decrease) in net assets	(63)	(78,288)	9	(2,636)
Net assets at December 31, 2007	484	256,889	91	373,387
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(4,187)	(1)	(605)
Total realized gain (loss) on investments and capital gains distributions	(1)	23,641	10	(12,351)
Net unrealized appreciation (depreciation) of investments	(189)	(86,156)	(47)	(132,398)
Net increase (decrease) in net assets from operations	(195)	(66,702)	(38)	(145,354)
Changes from principal transactions:				
Premiums	-	97	-	15,056
Death Benefits	(2)	(1,208)	-	(2,590)
Surrenders and withdrawals	(29)	(47,462)	(2)	(73,720)
Transfers between Divisions (including fixed account), net	-	125	-	277
Increase (decrease) in net assets derived from principal transactions	(31)	(48,448)	(2)	(60,977)
Total increase (decrease) in net assets	(226)	(115,150)	(40)	(206,331)
Net assets at December 31, 2008	$ 258	$ 141,739	$ 51	$ 167,056

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class 2	Franklin Small Cap Value Securities Fund - Class 2	ING GET Fund - Series U	ING GET Fund - Series V
Net assets at January 1, 2007	$ 561,251	$ 5,563	$ 85,061	$ 118,802
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8,452)	(43)	141	140
Total realized gain (loss) on investments and capital gains distributions	223,955	672	1,617	484
Net unrealized appreciation (depreciation) of investments	(120,604)	(1,114)	(288)	2,246
Net increase (decrease) in net assets from operations	94,899	(485)	1,470	2,870
Changes from principal transactions:				
Premiums	205,156	4,368	(58)	(113)
Surrenders and withdrawals	65,907	(883)	(14,178)	(24,758)
Benefit payments	(4,754)	(16)	(1,528)	(1,074)
Transfers between Divisions (including fixed account), net	128	1	9	(2)
Increase (decrease) in net assets derived from principal transactions	266,437	3,470	(15,755)	(25,947)
Total increase (decrease) in net assets	361,336	2,985	(14,285)	(23,077)
Net assets at December 31, 2007	922,587	8,548	70,776	95,725
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11,521)	(16)	1,366	821
Total realized gain (loss) on investments and capital gains distributions	8,137	520	(3,996)	1,373
Net unrealized appreciation (depreciation) of investments	(467,013)	(3,792)	(612)	(3,254)
Net increase (decrease) in net assets from operations	(470,397)	(3,288)	(3,242)	(1,060)
Changes from principal transactions:				
Premiums	225,354	3,142	(32)	(50)
Death Benefits	(8,332)	(3)	(173)	(254)
Surrenders and withdrawals	(13,373)	(1,153)	(67,329)	(94,690)
Transfers between Divisions (including fixed account), net	659	-	-	329
Increase (decrease) in net assets derived from principal transactions	204,308	1,986	(67,534)	(94,665)
Total increase (decrease) in net assets	(266,089)	(1,302)	(70,776)	(95,725)
Net assets at December 31, 2008	$ 656,498	$ 7,246	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio
Net assets at January 1, 2007	$ 423,458	$ 18,807	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8,361)	(466)	-	-
Total realized gain (loss) on investments and capital gains distributions	63,913	1,656	-	-
Net unrealized appreciation (depreciation) of investments	(22,763)	272	-	-
Net increase (decrease) in net assets from operations	32,789	1,462	-	-
Changes from principal transactions:				
Premiums	28,496	396	-	-
Surrenders and withdrawals	(43,890)	(1,516)	-	-
Benefit payments	(9,281)	(273)	-	-
Transfers between Divisions (including fixed account), net	110	(8)	-	-
Increase (decrease) in net assets derived from principal transactions	(24,565)	(1,401)	-	-
Total increase (decrease) in net assets	8,224	61	-	-
Net assets at December 31, 2007	431,682	18,868	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6,542)	(365)	(1,353)	(2,803)
Total realized gain (loss) on investments and capital gains distributions	62,059	2,344	(1,220)	(1,802)
Net unrealized appreciation (depreciation) of investments	(240,695)	(10,453)	(22,925)	(15,657)
Net increase (decrease) in net assets from operations	(185,178)	(8,474)	(25,498)	(20,262)
Changes from principal transactions:				
Premiums	23,279	197	119,105	161,909
Death Benefits	(6,938)	(93)	(105)	(793)
Surrenders and withdrawals	(71,710)	(1,637)	54,827	111,211
Transfers between Divisions (including fixed account), net	452	3	40	103
Increase (decrease) in net assets derived from principal transactions	(54,917)	(1,530)	173,867	272,430
Total increase (decrease) in net assets	(240,095)	(10,004)	148,369	252,168
Net assets at December 31, 2008	$ 191,587	$ 8,864	$ 148,369	$ 252,168

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class
Net assets at January 1, 2007	$ 1,979,019	$ 1,374,118	$ 1,078,309	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(44,935)	(19,201)	(16,815)	-
Total realized gain (loss) on investments				
and capital gains distributions	41,143	43,595	52,427	-
Net unrealized appreciation (depreciation)				
of investments	184,268	221	153,243	-
Net increase (decrease) in net assets from operations	180,476	24,615	188,855	-
Changes from principal transactions:				
Premiums	410,477	290,323	285,023	-
Surrenders and withdrawals	(96,580)	(80,753)	5,307	-
Benefit payments	(17,665)	(13,629)	(9,664)	-
Transfers between Divisions				
(including fixed account), net	39	334	170	-
Increase (decrease) in net assets derived from				
principal transactions	296,271	196,275	280,836	-
Total increase (decrease) in net assets	476,747	220,890	469,691	-
Net assets at December 31, 2007	2,455,766	1,595,008	1,548,000	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(33,533)	(12,482)	(6,347)	(23)
Total realized gain (loss) on investments				
and capital gains distributions	178,272	59,959	101,181	-
Net unrealized appreciation (depreciation)				
of investments	(1,354,204)	(725,097)	(830,068)	386
Net increase (decrease) in net assets from operations	(1,209,465)	(677,620)	(735,234)	363
Changes from principal transactions:				
Premiums	414,568	278,361	270,467	10,735
Death Benefits	(22,031)	(15,493)	(12,839)	-
Surrenders and withdrawals	(96,239)	(107,104)	(117,571)	2,030
Transfers between Divisions				
(including fixed account), net	1,666	1,733	953	-
Increase (decrease) in net assets derived from				
principal transactions	297,964	157,497	141,010	12,765
Total increase (decrease) in net assets	(911,501)	(520,123)	(594,224)	13,128
Net assets at December 31, 2008	$ 1,544,265	$ 1,074,885	$ 953,776	$ 13,128

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service 2 Class
Net assets at January 1, 2007	$ -	$ 145,523	$ 70,539	$ 4,559
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(3,393)	(1,336)	(104)
Total realized gain (loss) on investments and capital gains distributions	-	3,017	8,082	304
Net unrealized appreciation (depreciation) of investments	(4)	6,394	(4,970)	(118)
Net increase (decrease) in net assets from operations	(6)	6,018	1,776	82
Changes from principal transactions:				
Premiums	-	18,670	3,244	32
Surrenders and withdrawals	250	(15,086)	(17,295)	(358)
Benefit payments	-	(1,619)	(703)	(11)
Transfers between Divisions (including fixed account), net	-	1	(9)	(1)
Increase (decrease) in net assets derived from principal transactions	250	1,966	(14,763)	(338)
Total increase (decrease) in net assets	244	7,984	(12,987)	(256)
Net assets at December 31, 2007	244	153,507	57,552	4,303
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(2,917)	(876)	(78)
Total realized gain (loss) on investments and capital gains distributions	14	8,373	1,124	184
Net unrealized appreciation (depreciation) of investments	(103)	(69,280)	(18,792)	(1,532)
Net increase (decrease) in net assets from operations	(91)	(63,824)	(18,544)	(1,426)
Changes from principal transactions:				
Premiums	-	18,099	12	-
Death Benefits	-	(1,914)	(619)	(33)
Surrenders and withdrawals	(22)	(11,624)	(10,858)	(638)
Transfers between Divisions (including fixed account), net	-	101	54	6
Increase (decrease) in net assets derived from principal transactions	(22)	4,662	(11,411)	(665)
Total increase (decrease) in net assets	(113)	(59,162)	(29,955)	(2,091)
Net assets at December 31, 2008	$ 131	$ 94,345	$ 27,597	$ 2,212

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Capital Guardian U.S. Equities Portfolio - Service Class	ING Capital Guardian U.S. Equities Portfolio - Service 2 Class	ING EquitiesPlus Portfolio - Service Class	ING EquitiesPlus Portfolio - Service 2 Class
Net assets at January 1, 2007	$ 561,314	$ 11,099	$ 126,427	$ 33
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8,446)	(205)	2,048	-
Total realized gain (loss) on investments and capital gains distributions	72,900	1,618	8,209	2
Net unrealized appreciation (depreciation) of investments	(74,174)	(1,587)	(8,556)	(2)
Net increase (decrease) in net assets from operations	(9,720)	(174)	1,701	-
Changes from principal transactions:				
Premiums	12,772	92	1,752	-
Surrenders and withdrawals	(91,416)	(2,442)	(23,425)	-
Benefit payments	(7,506)	(72)	(4,054)	-
Transfers between Divisions (including fixed account), net	(8)	(2)	1	-
Increase (decrease) in net assets derived from principal transactions	(86,158)	(2,424)	(25,726)	-
Total increase (decrease) in net assets	(95,878)	(2,598)	(24,025)	-
Net assets at December 31, 2007	465,436	8,501	102,402	33
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	288	(36)	6,498	2
Total realized gain (loss) on investments and capital gains distributions	(13,678)	(1,031)	(18,728)	(6)
Net unrealized appreciation (depreciation) of investments	(56,047)	(214)	(1,312)	(1)
Net increase (decrease) in net assets from operations	(69,437)	(1,281)	(13,542)	(5)
Changes from principal transactions:				
Premiums	4,082	42	498	-
Death Benefits	(4,052)	(105)	(631)	-
Surrenders and withdrawals	(396,237)	(7,157)	(88,733)	(28)
Transfers between Divisions (including fixed account), net	208	-	6	-
Increase (decrease) in net assets derived from principal transactions	(395,999)	(7,220)	(88,860)	(28)
Total increase (decrease) in net assets	(465,436)	(8,501)	(102,402)	(33)
Net assets at December 31, 2008	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class	ING Evergreen Omega Portfolio - Service 2 Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
Net assets at January 1, 2007	$ 192,226	$ 10,532	$ 1,331	$ 627,079
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,246)	(192)	(34)	(18,320)
Total realized gain (loss) on investments and capital gains distributions	13,809	483	59	58,263
Net unrealized appreciation (depreciation) of investments	1,835	486	87	47,387
Net increase (decrease) in net assets from operations	11,398	777	112	87,330
Changes from principal transactions:				
Premiums	23,085	460	44	63,636
Surrenders and withdrawals	(19,590)	(3,181)	(174)	294,810
Benefit payments	(1,463)	(60)	(11)	(10,999)
Transfers between Divisions (including fixed account), net	(21)	(1)	(1)	140
Increase (decrease) in net assets derived from principal transactions	2,011	(2,782)	(142)	347,587
Total increase (decrease) in net assets	13,409	(2,005)	(30)	434,917
Net assets at December 31, 2007	205,635	8,527	1,301	1,061,996
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,148)	(152)	(28)	(12,891)
Total realized gain (loss) on investments and capital gains distributions	9,968	(57)	137	60,933
Net unrealized appreciation (depreciation) of investments	(75,064)	(2,013)	(467)	(463,280)
Net increase (decrease) in net assets from operations	(69,244)	(2,222)	(358)	(415,238)
Changes from principal transactions:				
Premiums	21,772	1,032	-	69,623
Death Benefits	(1,430)	(47)	(8)	(13,694)
Surrenders and withdrawals	7,981	1,625	(135)	(122,565)
Transfers between Divisions (including fixed account), net	35	1	2	960
Increase (decrease) in net assets derived from principal transactions	28,358	2,611	(141)	(65,676)
Total increase (decrease) in net assets	(40,886)	389	(499)	(480,914)
Net assets at December 31, 2008	$ 164,749	$ 8,916	$ 802	$ 581,082

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING Focus 5 Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Income Portfolio - Service 2 Class
Net assets at January 1, 2007	$ 36,090	$ -	$ 156,693	$ 2,916
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,087)	(28)	(2,903)	(88)
Total realized gain (loss) on investments and capital gains distributions	1,785	126	4,924	126
Net unrealized appreciation (depreciation) of investments	3,712	(2,310)	(5,414)	(205)
Net increase (decrease) in net assets from operations	4,410	(2,212)	(3,393)	(167)
Changes from principal transactions:				
Premiums	733	68,220	109,305	872
Surrenders and withdrawals	6,060	33,534	82,850	5,448
Benefit payments	(213)	-	(3,427)	(48)
Transfers between Divisions (including fixed account), net	(8)	(1)	48	(1)
Increase (decrease) in net assets derived from principal transactions	6,572	101,753	188,776	6,271
Total increase (decrease) in net assets	10,982	99,541	185,383	6,104
Net assets at December 31, 2007	47,072	99,541	342,076	9,020
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(842)	(389)	2,763	25
Total realized gain (loss) on investments and capital gains distributions	2,873	(7,459)	(5,413)	(547)
Net unrealized appreciation (depreciation) of investments	(20,323)	(76,000)	(125,039)	(2,514)
Net increase (decrease) in net assets from operations	(18,292)	(83,848)	(127,689)	(3,036)
Changes from principal transactions:				
Premiums	224	112,585	71,357	186
Death Benefits	(400)	(668)	(4,670)	(22)
Surrenders and withdrawals	(3,226)	3,132	6,955	(293)
Transfers between Divisions (including fixed account), net	9	7	388	(3)
Increase (decrease) in net assets derived from principal transactions	(3,393)	115,056	74,030	(132)
Total increase (decrease) in net assets	(21,685)	31,208	(53,659)	(3,168)
Net assets at December 31, 2008	$ 25,387	$ 130,749	$ 288,417	$ 5,852

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Real Estate Portfolio - Service Class	ING Global Real Estate Portfolio - Service 2 Class
Net assets at January 1, 2007	$ -	$ -	$ 76,113	$ 1,807
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,728)	(3,032)	1,025	4
Total realized gain (loss) on investments and capital gains distributions	2	(165)	5,763	116
Net unrealized appreciation (depreciation) of investments	(455)	(10,625)	(23,323)	(481)
Net increase (decrease) in net assets from operations	(2,181)	(13,822)	(16,535)	(361)
Changes from principal transactions:				
Premiums	53,844	408,324	65,604	780
Surrenders and withdrawals	148,367	126,300	20,835	509
Benefit payments	(623)	(178)	(633)	-
Transfers between Divisions (including fixed account), net	78	(34)	11	1
Increase (decrease) in net assets derived from principal transactions	201,666	534,412	85,817	1,290
Total increase (decrease) in net assets	199,485	520,590	69,282	929
Net assets at December 31, 2007	199,485	520,590	145,395	2,736
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,201	(16,020)	(3,367)	(61)
Total realized gain (loss) on investments and capital gains distributions	(6,659)	(5,642)	(9,292)	(169)
Net unrealized appreciation (depreciation) of investments	(82,809)	(305,460)	(69,097)	(1,052)
Net increase (decrease) in net assets from operations	(87,267)	(327,122)	(81,756)	(1,282)
Changes from principal transactions:				
Premiums	42,441	378,301	44,889	38
Death Benefits	(2,111)	(4,052)	(1,440)	(45)
Surrenders and withdrawals	(6,388)	115,827	11,290	248
Transfers between Divisions (including fixed account), net	154	475	172	-
Increase (decrease) in net assets derived from principal transactions	34,096	490,551	54,911	241
Total increase (decrease) in net assets	(53,171)	163,429	(26,845)	(1,041)
Net assets at December 31, 2008	$ 146,314	$ 684,019	$ 118,550	$ 1,695

The accompanying notes are an integral part of these financial statements.

91

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Global Resources Portfolio - Service 2 Class	ING Global Technology Portfolio - Service Class	ING Global Technology Portfolio - Service 2 Class
Net assets at January 1, 2007	$ 529,809	$ 31,781	$ 80,357	$ 6,829
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14,135)	(895)	(2,120)	(167)
Total realized gain (loss) on investments and capital gains distributions	95,240	5,560	2,637	174
Net unrealized appreciation (depreciation) of investments	83,891	4,867	4,125	414
Net increase (decrease) in net assets from operations	164,996	9,532	4,642	421
Changes from principal transactions:				
Premiums	117,060	964	18,087	195
Surrenders and withdrawals	21,380	(961)	27,350	(116)
Benefit payments	(5,246)	(141)	(872)	(32)
Transfers between Divisions (including fixed account), net	48	(6)	(7)	(1)
Increase (decrease) in net assets derived from principal transactions	133,242	(144)	44,558	46
Total increase (decrease) in net assets	298,238	9,388	49,200	467
Net assets at December 31, 2007	828,047	41,169	129,557	7,296
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,155)	(428)	(788)	(48)
Total realized gain (loss) on investments and capital gains distributions	157,644	7,343	(3,918)	(20)
Net unrealized appreciation (depreciation) of investments	(567,168)	(24,926)	(5,882)	(524)
Net increase (decrease) in net assets from operations	(414,679)	(18,011)	(10,588)	(592)
Changes from principal transactions:				
Premiums	151,559	728	7,057	12
Death Benefits	(6,652)	(251)	(253)	-
Surrenders and withdrawals	(11,801)	(1,108)	(125,776)	(6,716)
Transfers between Divisions (including fixed account), net	527	4	3	-
Increase (decrease) in net assets derived from principal transactions	133,633	(627)	(118,969)	(6,704)
Total increase (decrease) in net assets	(281,046)	(18,638)	(129,557)	(7,296)
Net assets at December 31, 2008	$ 547,001	$ 22,531	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING International Growth Opportunities Portfolio - Service Class	ING International Growth Opportunities Portfolio - Service 2 Class	ING Janus Contrarian Portfolio - Service Class	ING Janus Contrarian Portfolio - Service 2 Class
Net assets at January 1, 2007	$ 155,944	$ 10,449	$ 149,666	$ 7,234
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,217)	(154)	(11,775)	(722)
Total realized gain (loss) on investments				
and capital gains distributions	36,139	2,299	27,504	2,074
Net unrealized appreciation (depreciation)				
of investments	(12,310)	(598)	37,721	1,190
Net increase (decrease) in net assets from operations	22,612	1,547	53,450	2,542
Changes from principal transactions:				
Premiums	76	2	104,170	863
Surrenders and withdrawals	(33,044)	(1,113)	481,718	28,911
Benefit payments	(3,233)	(54)	(4,382)	(127)
Transfers between Divisions				
(including fixed account), net	23	(8)	(7)	(10)
Increase (decrease) in net assets derived from				
principal transactions	(36,178)	(1,173)	581,499	29,637
Total increase (decrease) in net assets	(13,566)	374	634,949	32,179
Net assets at December 31, 2007	142,378	10,823	784,615	39,413
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(851)	(126)	(11,329)	(689)
Total realized gain (loss) on investments				
and capital gains distributions	21,250	1,765	75,912	3,638
Net unrealized appreciation (depreciation)				
of investments	(87,278)	(7,142)	(482,952)	(22,459)
Net increase (decrease) in net assets from operations	(66,879)	(5,503)	(418,369)	(19,510)
Changes from principal transactions:				
Premiums	12	-	108,758	282
Death Benefits	(2,214)	(26)	(8,543)	(390)
Surrenders and withdrawals	(20,283)	(841)	(59,259)	(1,044)
Transfers between Divisions				
(including fixed account), net	155	(2)	771	(6)
Increase (decrease) in net assets derived from				
principal transactions	(22,330)	(869)	41,727	(1,158)
Total increase (decrease) in net assets	(89,209)	(6,372)	(376,642)	(20,668)
Net assets at December 31, 2008	$ 53,169	$ 4,451	$ 407,973	$ 18,745

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
Net assets at January 1, 2007	$ 35,277	$ 502,767	$ 239,483	$ 54,102
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(620)	(7,770)	(5,372)	(1,367)
Total realized gain (loss) on investments				
and capital gains distributions	2,999	48,390	24,472	4,862
Net unrealized appreciation (depreciation)				
of investments	9,866	148,973	(29,037)	(5,755)
Net increase (decrease) in net assets from operations	12,245	189,593	(9,937)	(2,260)
Changes from principal transactions:				
Premiums	1,489	125,911	40,480	857
Surrenders and withdrawals	(958)	54,416	(31,253)	(1,226)
Benefit payments	(224)	(5,565)	(2,366)	(503)
Transfers between Divisions				
(including fixed account), net	(16)	228	(20)	(11)
Increase (decrease) in net assets derived from				
principal transactions	291	174,990	6,841	(883)
Total increase (decrease) in net assets	12,536	364,583	(3,096)	(3,143)
Net assets at December 31, 2007	47,813	867,350	236,387	50,959
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(152)	835	(3,686)	(992)
Total realized gain (loss) on investments				
and capital gains distributions	5,170	97,310	11,625	4,188
Net unrealized appreciation (depreciation)				
of investments	(29,383)	(565,466)	(73,261)	(18,127)
Net increase (decrease) in net assets from operations	(24,365)	(467,321)	(65,322)	(14,931)
Changes from principal transactions:				
Premiums	424	133,882	9,101	64
Death Benefits	(372)	(6,376)	(1,567)	(164)
Surrenders and withdrawals	(2,816)	(113,007)	(52,474)	(5,944)
Transfers between Divisions				
(including fixed account), net	2	340	198	24
Increase (decrease) in net assets derived from				
principal transactions	(2,762)	14,839	(44,742)	(6,020)
Total increase (decrease) in net assets	(27,127)	(452,482)	(110,064)	(20,951)
Net assets at December 31, 2008	$ 20,686	$ 414,868	$ 126,323	$ 30,008

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Service 2 Class	ING Julius Baer Foreign Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service 2 Class
Net assets at January 1, 2007	$ 69,946	$ 1,710	$ 630,618	$ 64,469
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(398)	(23)	(16,720)	(1,749)
Total realized gain (loss) on investments and capital gains distributions	11,044	216	78,973	6,978
Net unrealized appreciation (depreciation) of investments	(11,103)	(246)	31,339	3,452
Net increase (decrease) in net assets from operations	(457)	(53)	93,592	8,681
Changes from principal transactions:				
Premiums	3,373	47	177,018	2,735
Surrenders and withdrawals	(30,858)	(31)	12,612	(1,023)
Benefit payments	(542)	-	(5,418)	(602)
Transfers between Divisions (including fixed account), net	8	1	(29)	(13)
Increase (decrease) in net assets derived from principal transactions	(28,019)	17	184,183	1,097
Total increase (decrease) in net assets	(28,476)	(36)	277,775	9,778
Net assets at December 31, 2007	41,470	1,674	908,393	74,247
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	272	-	(17,585)	(1,529)
Total realized gain (loss) on investments and capital gains distributions	491	78	95,942	7,609
Net unrealized appreciation (depreciation) of investments	(15,071)	(617)	(497,266)	(39,130)
Net increase (decrease) in net assets from operations	(14,308)	(539)	(418,909)	(33,050)
Changes from principal transactions:				
Premiums	198	-	133,540	527
Death Benefits	(991)	(11)	(6,321)	(565)
Surrenders and withdrawals	(8,243)	(434)	(118,122)	(2,203)
Transfers between Divisions (including fixed account), net	98	-	688	(1)
Increase (decrease) in net assets derived from principal transactions	(8,938)	(445)	9,785	(2,242)
Total increase (decrease) in net assets	(23,246)	(984)	(409,124)	(35,292)
Net assets at December 31, 2008	$ 18,224	$ 690	$ 499,269	$ 38,955

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Service Class	ING Legg Mason Value Portfolio - Service 2 Class	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service 2 Class
Net assets at January 1, 2007	$ 419,720	$ 29,989	$ 1,135,564	$ 2,529
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8,647)	(700)	(23,764)	(59)
Total realized gain (loss) on investments and capital gains distributions	25,816	1,295	62,660	221
Net unrealized appreciation (depreciation) of investments	(47,024)	(2,876)	(34,818)	(180)
Net increase (decrease) in net assets from operations	(29,855)	(2,281)	4,078	(18)
Changes from principal transactions:				
Premiums	28,936	392	239,353	120
Surrenders and withdrawals	(62,050)	(2,412)	(42,652)	1,696
Benefit payments	(4,092)	(313)	(10,423)	-
Transfers between Divisions (including fixed account), net	38	39	(24)	1
Increase (decrease) in net assets derived from principal transactions	(37,168)	(2,294)	186,254	1,817
Total increase (decrease) in net assets	(67,023)	(4,575)	190,332	1,799
Net assets at December 31, 2007	352,697	25,414	1,325,896	4,328
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,239)	(439)	(9,869)	(31)
Total realized gain (loss) on investments and capital gains distributions	47,518	2,995	117,341	193
Net unrealized appreciation (depreciation) of investments	(219,795)	(15,817)	(678,526)	(2,130)
Net increase (decrease) in net assets from operations	(177,516)	(13,261)	(571,054)	(1,968)
Changes from principal transactions:				
Premiums	7,812	62	121,061	24
Death Benefits	(3,753)	(142)	(10,495)	-
Surrenders and withdrawals	(52,365)	(2,380)	(115,510)	381
Transfers between Divisions (including fixed account), net	177	15	754	(1)
Increase (decrease) in net assets derived from principal transactions	(48,129)	(2,445)	(4,190)	404
Total increase (decrease) in net assets	(225,645)	(15,706)	(575,244)	(1,564)
Net assets at December 31, 2008	$ 127,052	$ 9,708	$ 750,652	$ 2,764

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING LifeStyle Conservative Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service 2 Class	ING LifeStyle Moderate Growth Portfolio - Service Class
Net assets at January 1, 2007	$ -	$ 2,719,322	$ 8,291	$ 2,131,406
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(47,888)	(162)	(27,263)
Total realized gain (loss) on investments and capital gains distributions	-	90,575	453	64,587
Net unrealized appreciation (depreciation) of investments	-	(22,052)	(235)	6,214
Net increase (decrease) in net assets from operations	-	20,635	56	43,538
Changes from principal transactions:				
Premiums	-	1,177,534	2,042	787,313
Surrenders and withdrawals	-	(21,042)	2,028	14,453
Benefit payments	-	(22,170)	(130)	(22,819)
Transfers between Divisions (including fixed account), net	-	128	(1)	64
Increase (decrease) in net assets derived from principal transactions	-	1,134,450	3,939	779,011
Total increase (decrease) in net assets	-	1,155,085	3,995	822,549
Net assets at December 31, 2007	-	3,874,407	12,286	2,953,955
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(571)	(28,650)	(117)	(12,154)
Total realized gain (loss) on investments and capital gains distributions	(189)	223,784	591	138,281
Net unrealized appreciation (depreciation) of investments	699	(1,870,893)	(5,865)	(1,253,846)
Net increase (decrease) in net assets from operations	(61)	(1,675,759)	(5,391)	(1,127,719)
Changes from principal transactions:				
Premiums	23,180	974,517	61	727,288
Death Benefits	(41)	(26,560)	(75)	(34,186)
Surrenders and withdrawals	104,743	(225,129)	2,684	(88,972)
Transfers between Divisions (including fixed account), net	13	2,516	8	2,364
Increase (decrease) in net assets derived from principal transactions	127,895	725,344	2,678	606,494
Total increase (decrease) in net assets	127,834	(950,415)	(2,713)	(521,225)
Net assets at December 31, 2008	$ 127,834	$ 2,923,992	$ 9,573	$ 2,432,730

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Service 2 Class	ING LifeStyle Moderate Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service 2 Class	ING Limited Maturity Bond Portfolio - Service Class
Net assets at January 1, 2007	$ 5,180	$ 903,677	$ 7,718	$ 216,291
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(122)	(8,456)	(92)	408
Total realized gain (loss) on investments and capital gains distributions	341	31,654	444	(2,858)
Net unrealized appreciation (depreciation) of investments	(212)	2,555	(178)	9,780
Net increase (decrease) in net assets from operations	7	25,753	174	7,330
Changes from principal transactions:				
Premiums	2,287	283,841	592	124
Surrenders and withdrawals	8,836	94,425	5,128	(41,957)
Benefit payments	-	(17,481)	-	(5,358)
Transfers between Divisions (including fixed account), net	(2)	399	(3)	36
Increase (decrease) in net assets derived from principal transactions	11,121	361,184	5,717	(47,155)
Total increase (decrease) in net assets	11,128	386,937	5,891	(39,825)
Net assets at December 31, 2007	16,308	1,290,614	13,609	176,466
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(86)	(5,712)	(83)	7,130
Total realized gain (loss) on investments and capital gains distributions	110	49,634	(336)	(1,888)
Net unrealized appreciation (depreciation) of investments	(5,855)	(520,340)	(4,334)	(8,045)
Net increase (decrease) in net assets from operations	(5,831)	(476,418)	(4,753)	(2,803)
Changes from principal transactions:				
Premiums	87	379,139	175	31
Death Benefits	(268)	(18,641)	(106)	(5,887)
Surrenders and withdrawals	849	225,380	2,392	(37,504)
Transfers between Divisions (including fixed account), net	8	1,332	(3)	92
Increase (decrease) in net assets derived from principal transactions	676	587,210	2,458	(43,268)
Total increase (decrease) in net assets	(5,155)	110,792	(2,295)	(46,071)
Net assets at December 31, 2008	$ 11,153	$ 1,401,406	$ 11,314	$ 130,395

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Class	ING Liquid Assets Portfolio - Service 2 Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service 2 Class
Net assets at January 1, 2007	$ 710,117	$ 15,430	$ 155,652	$ 3,685
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(18,376)	(604)	(657)	(29)
Total realized gain (loss) on investments and capital gains distributions	-	-	11,917	201
Net unrealized appreciation (depreciation) of investments	-	-	(7,851)	(104)
Net increase (decrease) in net assets from operations	(18,376)	(604)	3,409	68
Changes from principal transactions:				
Premiums	494,064	612	4,042	85
Surrenders and withdrawals	(116,872)	8,784	(39,694)	(379)
Benefit payments	(20,192)	(4)	(1,409)	(29)
Transfers between Divisions (including fixed account), net	1,277	(5)	6	(2)
Increase (decrease) in net assets derived from principal transactions	358,277	9,387	(37,055)	(325)
Total increase (decrease) in net assets	339,901	8,783	(33,646)	(257)
Net assets at December 31, 2007	1,050,018	24,213	122,006	3,428
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41,481)	(1,686)	201	(6)
Total realized gain (loss) on investments and capital gains distributions	-	-	16,416	344
Net unrealized appreciation (depreciation) of investments	-	-	(57,280)	(1,577)
Net increase (decrease) in net assets from operations	(41,481)	(1,686)	(40,663)	(1,239)
Changes from principal transactions:				
Premiums	735,356	53	31	-
Death Benefits	(36,720)	(242)	(1,707)	(26)
Surrenders and withdrawals	617,174	33,949	(21,124)	(273)
Transfers between Divisions (including fixed account), net	7,120	1	68	2
Increase (decrease) in net assets derived from principal transactions	1,322,930	33,761	(22,732)	(297)
Total increase (decrease) in net assets	1,281,449	32,075	(63,395)	(1,536)
Net assets at December 31, 2008	$ 2,331,467	$ 56,288	$ 58,611	$ 1,892

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico Growth Portfolio - Service 2 Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class
Net assets at January 1, 2007	$ 732,265	$ 24,784	$ 179,220	$ 1,227,770
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14,711)	(632)	(2,718)	9,168
Total realized gain (loss) on investments and capital gains distributions	59,940	1,091	25,222	83,426
Net unrealized appreciation (depreciation) of investments	36,011	2,297	11,924	(66,389)
Net increase (decrease) in net assets from operations	81,240	2,756	34,428	26,205
Changes from principal transactions:				
Premiums	44,055	603	44,830	56,305
Surrenders and withdrawals	(84,479)	(1,496)	38,034	(173,300)
Benefit payments	(15,477)	(196)	(1,566)	(22,415)
Transfers between Divisions (including fixed account), net	590	(5)	10	216
Increase (decrease) in net assets derived from principal transactions	(55,311)	(1,094)	81,308	(139,194)
Total increase (decrease) in net assets	25,929	1,662	115,736	(112,989)
Net assets at December 31, 2007	758,194	26,446	294,956	1,114,781
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9,204)	(460)	(3,203)	35,236
Total realized gain (loss) on investments and capital gains distributions	41,314	574	29,184	79,731
Net unrealized appreciation (depreciation) of investments	(328,018)	(10,684)	(190,583)	(364,961)
Net increase (decrease) in net assets from operations	(295,908)	(10,570)	(164,602)	(249,994)
Changes from principal transactions:				
Premiums	40,933	68	51,626	58,464
Death Benefits	(12,388)	(178)	(2,348)	(19,652)
Surrenders and withdrawals	(94,435)	(1,488)	(19,640)	(163,640)
Transfers between Divisions (including fixed account), net	1,040	(1)	199	780
Increase (decrease) in net assets derived from principal transactions	(64,850)	(1,599)	29,837	(124,048)
Total increase (decrease) in net assets	(360,758)	(12,169)	(134,765)	(374,042)
Net assets at December 31, 2008	$ 397,436	$ 14,277	$ 160,191	$ 740,739

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service 2 Class	ING MFS Utilities Portfolio - Service Class	ING Mid Cap Growth Portfolio - Service Class	ING Mid Cap Growth Portfolio - Service Class 2
Net assets at January 1, 2007	$ 52,787	$ 264,982	$ 473,531	$ 19,718
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	177	(5,724)	(8,624)	(475)
Total realized gain (loss) on investments and capital gains distributions	3,914	35,665	45,430	651
Net unrealized appreciation (depreciation) of investments	(3,319)	45,230	(37,664)	(407)
Net increase (decrease) in net assets from operations	772	75,171	(858)	(231)
Changes from principal transactions:				
Premiums	848	92,266	4,388	327
Surrenders and withdrawals	(4,733)	69,950	(92,081)	(1,774)
Benefit payments	(299)	(2,711)	(7,528)	(121)
Transfers between Divisions (including fixed account), net	(9)	46	109	-
Increase (decrease) in net assets derived from principal transactions	(4,193)	159,551	(95,112)	(1,568)
Total increase (decrease) in net assets	(3,421)	234,722	(95,970)	(1,799)
Net assets at December 31, 2007	49,366	499,704	377,561	17,919
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,231	4,391	(1,968)	(117)
Total realized gain (loss) on investments and capital gains distributions	2,822	69,437	79,571	732
Net unrealized appreciation (depreciation) of investments	(15,324)	(304,761)	(113,766)	(2,364)
Net increase (decrease) in net assets from operations	(11,271)	(230,933)	(36,163)	(1,749)
Changes from principal transactions:				
Premiums	102	108,682	34	-
Death Benefits	(403)	(5,263)	(2,238)	(205)
Surrenders and withdrawals	(5,094)	(24,774)	(339,431)	(15,968)
Transfers between Divisions (including fixed account), net	5	409	237	3
Increase (decrease) in net assets derived from principal transactions	(5,390)	79,054	(341,398)	(16,170)
Total increase (decrease) in net assets	(16,661)	(151,879)	(377,561)	(17,919)
Net assets at December 31, 2008	$ 32,705	$ 347,825	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Multi-Manager International Small Cap Portfolio - Class S	ING Oppenheimer Active Asset Allocation Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING Oppenheimer Main Street Portfolio® - Service 2 Class
Net assets at January 1, 2007	$ -	$ -	$ 435,688	$ 5,158
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(3,928)	(79)
Total realized gain (loss) on investments and capital gains distributions	-	-	35,251	267
Net unrealized appreciation (depreciation) of investments	-	-	(19,974)	(83)
Net increase (decrease) in net assets from operations	-	-	11,349	105
Changes from principal transactions:				
Premiums	-	-	13,517	151
Surrenders and withdrawals	-	-	(72,242)	(551)
Benefit payments	-	-	(9,061)	-
Transfers between Divisions (including fixed account), net	-	-	53	(2)
Increase (decrease) in net assets derived from principal transactions	-	-	(67,733)	(402)
Total increase (decrease) in net assets	-	-	(56,384)	(297)
Net assets at December 31, 2007	-	-	379,304	4,861
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	22	1,553	(12)
Total realized gain (loss) on investments and capital gains distributions	(652)	-	17,421	94
Net unrealized appreciation (depreciation) of investments	(852)	25	(159,619)	(1,955)
Net increase (decrease) in net assets from operations	(1,534)	47	(140,645)	(1,873)
Changes from principal transactions:				
Premiums	2,385	2,909	9,761	26
Death Benefits	(3)	-	(6,932)	(41)
Surrenders and withdrawals	1,788	515	(46,260)	(340)
Transfers between Divisions (including fixed account), net	-	-	236	-
Increase (decrease) in net assets derived from principal transactions	4,170	3,424	(43,195)	(355)
Total increase (decrease) in net assets	2,636	3,471	(183,840)	(2,228)
Net assets at December 31, 2008	$ 2,636	$ 3,471	$ 195,464	$ 2,633

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING PIMCO Core Bond Portfolio - Service Class	ING PIMCO Core Bond Portfolio - Service 2 Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class
Net assets at January 1, 2007	$ 629,159	$ 41,970	$ 649,202	$ 98,275
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7,855	404	28,929	(1,171)
Total realized gain (loss) on investments and capital gains distributions	3,259	120	4,282	6,641
Net unrealized appreciation (depreciation) of investments	39,023	2,173	(30,644)	(2,725)
Net increase (decrease) in net assets from operations	50,137	2,697	2,567	2,745
Changes from principal transactions:				
Premiums	210,870	438	42,149	10,637
Surrenders and withdrawals	83,660	3,132	(111,114)	(20,692)
Benefit payments	(10,536)	(569)	(8,402)	(1,194)
Transfers between Divisions (including fixed account), net	39	(9)	105	1
Increase (decrease) in net assets derived from principal transactions	284,033	2,992	(77,262)	(11,248)
Total increase (decrease) in net assets	334,170	5,689	(74,695)	(8,503)
Net assets at December 31, 2007	963,329	47,659	574,507	89,772
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16,065	248	29,128	311
Total realized gain (loss) on investments and capital gains distributions	26,706	971	(28,548)	3,267
Net unrealized appreciation (depreciation) of investments	(24,763)	(534)	(119,890)	(32,243)
Net increase (decrease) in net assets from operations	18,008	685	(119,310)	(28,665)
Changes from principal transactions:				
Premiums	544,471	530	12,172	3,746
Death Benefits	(19,557)	(548)	(8,960)	(590)
Surrenders and withdrawals	604,672	13,059	(132,629)	(18,609)
Transfers between Divisions (including fixed account), net	1,351	18	384	73
Increase (decrease) in net assets derived from principal transactions	1,130,937	13,059	(129,033)	(15,380)
Total increase (decrease) in net assets	1,148,945	13,744	(248,343)	(44,045)
Net assets at December 31, 2008	$ 2,112,274	$ 61,403	$ 326,164	$ 45,727

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2007	$ 627,662	$ 2,587,523	$ 115,607	$ 1,025,488
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12,046)	(9,555)	(946)	(7,686)
Total realized gain (loss) on investments and capital gains distributions	44,941	309,725	14,745	74,008
Net unrealized appreciation (depreciation) of investments	(13,818)	(245,301)	(11,696)	(55,478)
Net increase (decrease) in net assets from operations	19,077	54,869	2,103	10,844
Changes from principal transactions:				
Premiums	70,735	353,350	1,689	65,288
Surrenders and withdrawals	(63,793)	(257,732)	(7,044)	(143,016)
Benefit payments	(4,768)	(31,204)	(519)	(13,286)
Transfers between Divisions (including fixed account), net	(28)	68	(25)	186
Increase (decrease) in net assets derived from principal transactions	2,146	64,482	(5,899)	(90,828)
Total increase (decrease) in net assets	21,223	119,351	(3,796)	(79,984)
Net assets at December 31, 2007	648,885	2,706,874	111,811	945,504
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,246)	47,843	1,006	14,583
Total realized gain (loss) on investments and capital gains distributions	26,099	266,409	8,218	66,730
Net unrealized appreciation (depreciation) of investments	(282,330)	(1,115,753)	(40,232)	(417,963)
Net increase (decrease) in net assets from operations	(260,477)	(801,501)	(31,008)	(336,650)
Changes from principal transactions:				
Premiums	38,279	347,161	535	51,317
Death Benefits	(6,276)	(35,146)	(486)	(11,855)
Surrenders and withdrawals	73,101	(257,446)	(11,331)	(95,089)
Transfers between Divisions (including fixed account), net	687	2,090	8	733
Increase (decrease) in net assets derived from principal transactions	105,791	56,659	(11,274)	(54,894)
Total increase (decrease) in net assets	(154,686)	(744,842)	(42,282)	(391,544)
Net assets at December 31, 2008	$ 494,199	$ 1,962,032	$ 69,529	$ 553,960

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service 2 Class	ING Templeton Global Growth Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service 2 Class	ING UBS U.S. Allocation Portfolio - Service Class
Net assets at January 1, 2007	$ 36,444	$ 466,167	$ 8,479	$ 103,723
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(418)	(4,928)	(138)	(105)
Total realized gain (loss) on investments and capital gains distributions	2,495	27,223	488	12,041
Net unrealized appreciation (depreciation) of investments	(1,826)	(20,872)	(368)	(11,739)
Net increase (decrease) in net assets from operations	251	1,423	(18)	197
Changes from principal transactions:				
Premiums	595	54,677	383	36
Surrenders and withdrawals	(2,327)	(68,290)	(666)	(18,225)
Benefit payments	(246)	(6,221)	(6)	(1,241)
Transfers between Divisions (including fixed account), net	(3)	316	(3)	(11)
Increase (decrease) in net assets derived from principal transactions	(1,981)	(19,518)	(292)	(19,441)
Total increase (decrease) in net assets	(1,730)	(18,095)	(310)	(19,244)
Net assets at December 31, 2007	34,714	448,072	8,169	84,479
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	354	(3,928)	(108)	1,692
Total realized gain (loss) on investments and capital gains distributions	2,322	23,014	373	2,320
Net unrealized appreciation (depreciation) of investments	(15,168)	(192,003)	(3,147)	(8,827)
Net increase (decrease) in net assets from operations	(12,492)	(172,917)	(2,882)	(4,815)
Changes from principal transactions:				
Premiums	154	24,014	76	15
Death Benefits	(113)	(5,219)	(21)	(248)
Surrenders and withdrawals	(2,123)	(59,735)	(1,604)	(79,442)
Transfers between Divisions (including fixed account), net	20	225	-	11
Increase (decrease) in net assets derived from principal transactions	(2,062)	(40,715)	(1,549)	(79,664)
Total increase (decrease) in net assets	(14,554)	(213,632)	(4,431)	(84,479)
Net assets at December 31, 2008	$ 20,160	$ 234,440	$ 3,738	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING UBS U.S. Allocation Portfolio - Service 2 Class	ING Van Kampen Capital Growth Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Service 2 Class	ING Van Kampen Global Franchise Portfolio - Service Class
Net assets at January 1, 2007	$ 5,333	$ 56,357	$ 13,405	$ 308,178
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(32)	(1,295)	(345)	(7,821)
Total realized gain (loss) on investments and capital gains distributions	553	6,110	1,126	32,575
Net unrealized appreciation (depreciation) of investments	(539)	4,882	1,534	(2,719)
Net increase (decrease) in net assets from operations	(18)	9,697	2,315	22,035
Changes from principal transactions:				
Premiums	(2)	1,552	121	57,919
Surrenders and withdrawals	(738)	(12,667)	(1,384)	(45,318)
Benefit payments	-	(698)	-	(3,178)
Transfers between Divisions (including fixed account), net	(1)	(8)	(2)	(5)
Increase (decrease) in net assets derived from principal transactions	(741)	(11,821)	(1,265)	9,418
Total increase (decrease) in net assets	(759)	(2,124)	1,050	31,453
Net assets at December 31, 2007	4,574	54,233	14,455	339,631
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	87	(3,132)	(101)	(1,327)
Total realized gain (loss) on investments and capital gains distributions	(114)	2,535	2,823	27,416
Net unrealized appreciation (depreciation) of investments	(244)	(105,018)	(3,582)	(126,436)
Net increase (decrease) in net assets from operations	(271)	(105,615)	(860)	(100,347)
Changes from principal transactions:				
Premiums	-	6,646	14	30,043
Death Benefits	(7)	(1,161)	(12)	(1,843)
Surrenders and withdrawals	(4,296)	156,622	(13,585)	(52,106)
Transfers between Divisions (including fixed account), net	-	112	-	269
Increase (decrease) in net assets derived from principal transactions	(4,303)	162,219	(13,583)	(23,637)
Total increase (decrease) in net assets	(4,574)	56,604	(14,443)	(123,984)
Net assets at December 31, 2008	$ -	$ 110,837	$ 12	$ 215,647

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Van Kampen Global Franchise Portfolio - Service 2 Class	ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service 2 Class
Net assets at January 1, 2007	$ 84,046	$ -	$ 851,385	$ 80,594
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,153)	-	(3,783)	(881)
Total realized gain (loss) on investments				
and capital gains distributions	5,461	-	72,861	7,511
Net unrealized appreciation (depreciation)				
of investments	2,458	-	(61,555)	(6,569)
Net increase (decrease) in net assets from operations	5,766	-	7,523	61
Changes from principal transactions:				
Premiums	1,827	-	35,284	1,121
Surrenders and withdrawals	(4,385)	-	(139,852)	(4,320)
Benefit payments	(438)	-	(15,177)	(385)
Transfers between Divisions				
(including fixed account), net	(22)	-	42	24
Increase (decrease) in net assets derived from				
principal transactions	(3,018)	-	(119,703)	(3,560)
Total increase (decrease) in net assets	2,748	-	(112,180)	(3,499)
Net assets at December 31, 2007	86,794	-	739,205	77,095
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(608)	(6)	10,132	533
Total realized gain (loss) on investments				
and capital gains distributions	7,589	(39)	35,543	5,421
Net unrealized appreciation (depreciation)				
of investments	(32,223)	101	(274,166)	(30,500)
Net increase (decrease) in net assets from operations	(25,242)	56	(228,491)	(24,546)
Changes from principal transactions:				
Premiums	237	1,582	30,636	496
Death Benefits	(643)	-	(14,705)	(415)
Surrenders and withdrawals	(7,921)	1,087	(98,282)	(7,970)
Transfers between Divisions				
(including fixed account), net	56	-	593	2
Increase (decrease) in net assets derived from				
principal transactions	(8,271)	2,669	(81,758)	(7,887)
Total increase (decrease) in net assets	(33,513)	2,725	(310,249)	(32,433)
Net assets at December 31, 2008	$ 53,281	$ 2,725	$ 428,956	$ 44,662

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Van Kampen Large Cap Growth Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service 2 Class	ING VP Index Plus International Equity Portfolio - Service Class
Net assets at January 1, 2007	$ 185,025	$ 970,402	$ 40,981	$ 32,572
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,855)	(9,042)	(558)	(963)
Total realized gain (loss) on investments and capital gains distributions	1,259	250,976	6,608	4,798
Net unrealized appreciation (depreciation) of investments	4,782	(393,403)	(13,709)	(280)
Net increase (decrease) in net assets from operations	2,186	(151,469)	(7,659)	3,555
Changes from principal transactions:				
Premiums	4,533	85,266	823	9,158
Surrenders and withdrawals	(29,905)	(317,355)	(3,388)	(4,106)
Benefit payments	(1,229)	(8,036)	(178)	(178)
Transfers between Divisions (including fixed account), net	33	26	(10)	28
Increase (decrease) in net assets derived from principal transactions	(26,568)	(240,099)	(2,753)	4,902
Total increase (decrease) in net assets	(24,382)	(391,568)	(10,412)	8,457
Net assets at December 31, 2007	160,643	578,834	30,569	41,029
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(631)	(5,413)	(411)	1,178
Total realized gain (loss) on investments and capital gains distributions	(3,066)	82,687	4,652	4,668
Net unrealized appreciation (depreciation) of investments	(5,108)	(269,772)	(15,142)	(21,719)
Net increase (decrease) in net assets from operations	(8,805)	(192,498)	(10,901)	(15,873)
Changes from principal transactions:				
Premiums	1,745	10,443	219	1,354
Death Benefits	(770)	(5,616)	(134)	(272)
Surrenders and withdrawals	(152,818)	(120,639)	(3,901)	(9,007)
Transfers between Divisions (including fixed account), net	5	314	4	18
Increase (decrease) in net assets derived from principal transactions	(151,838)	(115,498)	(3,812)	(7,907)
Total increase (decrease) in net assets	(160,643)	(307,996)	(14,713)	(23,780)
Net assets at December 31, 2008	$ -	$ 270,838	$ 15,856	$ 17,249

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Index Plus International Equity Portfolio - Service 2 Class	ING Wells Fargo Disciplined Value Portfolio - Service Class	ING Wells Fargo Disciplined Value Portfolio - Service 2 Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Net assets at January 1, 2007	$ 688	$ 275,268	$ 4,737	$ 24,614
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	(2,158)	(73)	(478)
Total realized gain (loss) on investments and capital gains distributions	72	28,889	201	1,287
Net unrealized appreciation (depreciation) of investments	(5)	(37,758)	(402)	(1,634)
Net increase (decrease) in net assets from operations	44	(11,027)	(274)	(825)
Changes from principal transactions:				
Premiums	40	2,680	52	3,124
Surrenders and withdrawals	87	(52,671)	(362)	(12,520)
Benefit payments	(59)	(6,380)	(21)	(94)
Transfers between Divisions (including fixed account), net	-	56	-	11
Increase (decrease) in net assets derived from principal transactions	68	(56,315)	(331)	(9,479)
Total increase (decrease) in net assets	112	(67,342)	(605)	(10,304)
Net assets at December 31, 2007	800	207,926	4,132	14,310
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	2,113	18	(157)
Total realized gain (loss) on investments and capital gains distributions	93	46,675	200	345
Net unrealized appreciation (depreciation) of investments	(384)	(67,364)	(623)	(4,172)
Net increase (decrease) in net assets from operations	(277)	(18,576)	(405)	(3,984)
Changes from principal transactions:				
Premiums	-	(29)	-	5
Death Benefits	(6)	(3,396)	(11)	(103)
Surrenders and withdrawals	(234)	(186,038)	(3,716)	(3,636)
Transfers between Divisions (including fixed account), net	1	113	-	2
Increase (decrease) in net assets derived from principal transactions	(239)	(189,350)	(3,727)	(3,732)
Total increase (decrease) in net assets	(516)	(207,926)	(4,132)	(7,716)
Net assets at December 31, 2008	$ 284	$ -	$ -	$ 6,594

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class	ING Diversified International Fund - Class R	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2007	$ 1,313	$ 76	$ 775	$ 611
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(18)	1	3	(3)
Total realized gain (loss) on investments and capital gains distributions	53	16	84	100
Net unrealized appreciation (depreciation) of investments	(86)	20	(100)	(116)
Net increase (decrease) in net assets from operations	(51)	37	(13)	(19)
Changes from principal transactions:				
Premiums	4	388	57	170
Surrenders and withdrawals	(624)	(104)	(291)	(243)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(1)	1	(1)	-
Increase (decrease) in net assets derived from principal transactions	(621)	285	(235)	(73)
Total increase (decrease) in net assets	(672)	322	(248)	(92)
Net assets at December 31, 2007	641	398	527	519
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	17	61	(2)
Total realized gain (loss) on investments and capital gains distributions	52	(4)	134	36
Net unrealized appreciation (depreciation) of investments	(249)	(181)	(417)	(181)
Net increase (decrease) in net assets from operations	(206)	(168)	(222)	(147)
Changes from principal transactions:				
Premiums	-	-	141	99
Death Benefits	-	(12)	-	-
Surrenders and withdrawals	(66)	(37)	(61)	(67)
Transfers between Divisions (including fixed account), net	-	1	-	-
Increase (decrease) in net assets derived from principal transactions	(66)	(48)	80	32
Total increase (decrease) in net assets	(272)	(216)	(142)	(115)
Net assets at December 31, 2008	$ 369	$ 182	$ 385	$ 404

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan International Portfolio - Service Class
Net assets at January 1, 2007	$ 147,898	$ 71,511	$ 92,112	$ 151,961
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,214)	(2,396)	(2,583)	(830)
Total realized gain (loss) on investments and capital gains distributions	6,003	2,279	1,339	14,517
Net unrealized appreciation (depreciation) of investments	2,621	(2,362)	1,618	(2,554)
Net increase (decrease) in net assets from operations	4,410	(2,479)	374	11,133
Changes from principal transactions:				
Premiums	62,220	54,681	72,963	27,041
Surrenders and withdrawals	27,029	20,848	18,182	(9,472)
Benefit payments	(913)	(496)	(767)	(1,271)
Transfers between Divisions (including fixed account), net	(14)	33	8	(16)
Increase (decrease) in net assets derived from principal transactions	88,322	75,066	90,386	16,282
Total increase (decrease) in net assets	92,732	72,587	90,760	27,415
Net assets at December 31, 2007	240,630	144,098	182,872	179,376
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,990)	(3,448)	(3,123)	3,403
Total realized gain (loss) on investments and capital gains distributions	5,685	(5,329)	215	13,421
Net unrealized appreciation (depreciation) of investments	(119,270)	(61,222)	(101,313)	(23,980)
Net increase (decrease) in net assets from operations	(118,575)	(69,999)	(104,221)	(7,156)
Changes from principal transactions:				
Premiums	55,059	43,380	73,729	7,756
Death Benefits	(2,009)	(1,068)	(1,552)	(475)
Surrenders and withdrawals	2,034	19,602	34,895	(179,497)
Transfers between Divisions (including fixed account), net	149	77	177	(4)
Increase (decrease) in net assets derived from principal transactions	55,233	61,991	107,249	(172,220)
Total increase (decrease) in net assets	(63,342)	(8,008)	3,028	(179,376)
Net assets at December 31, 2008	$ 177,288	$ 136,090	$ 185,900	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Neuberger Berman Regency Portfolio - Service Class
Net assets at January 1, 2007	$ 25,829	$ 166,845	$ 174,800	$ 3,112
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(292)	(3,875)	(2,783)	(111)
Total realized gain (loss) on investments and capital gains distributions	2,445	6,867	8,632	582
Net unrealized appreciation (depreciation) of investments	(1,909)	(9,689)	4,985	(905)
Net increase (decrease) in net assets from operations	244	(6,697)	10,834	(434)
Changes from principal transactions:				
Premiums	2,603	12,492	777	5,334
Surrenders and withdrawals	(5,089)	(18,991)	(32,997)	4,922
Benefit payments	(419)	(1,454)	(4,557)	(54)
Transfers between Divisions (including fixed account), net	(3)	4	26	2
Increase (decrease) in net assets derived from principal transactions	(2,908)	(7,949)	(36,751)	10,204
Total increase (decrease) in net assets	(2,664)	(14,646)	(25,917)	9,770
Net assets at December 31, 2007	23,165	152,199	148,883	12,882
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	333	(3,049)	(2,160)	(97)
Total realized gain (loss) on investments and capital gains distributions	(450)	2,193	(5,162)	(681)
Net unrealized appreciation (depreciation) of investments	(12,251)	(56,620)	(61,029)	737
Net increase (decrease) in net assets from operations	(12,368)	(57,476)	(68,351)	(41)
Changes from principal transactions:				
Premiums	10,993	4,090	25	1,853
Death Benefits	(411)	(1,289)	(3,114)	(17)
Surrenders and withdrawals	14,247	(18,260)	(19,246)	(14,680)
Transfers between Divisions (including fixed account), net	38	95	130	3
Increase (decrease) in net assets derived from principal transactions	24,867	(15,364)	(22,205)	(12,841)
Total increase (decrease) in net assets	12,499	(72,840)	(90,556)	(12,882)
Net assets at December 31, 2008	$ 35,664	$ 79,359	$ 58,327	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class
Net assets at January 1, 2007	$ 731	$ 16,934	$ 108,798	$ 4,165
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(47)	(1,436)	249
Total realized gain (loss) on investments and capital gains distributions	105	1,747	8,180	37
Net unrealized appreciation (depreciation) of investments	(135)	(842)	(2,887)	208
Net increase (decrease) in net assets from operations	(28)	858	3,857	494
Changes from principal transactions:				
Premiums	194	3	43,187	3,358
Surrenders and withdrawals	(273)	(3,488)	5,573	2,046
Benefit payments	-	-	(1,381)	(17)
Transfers between Divisions (including fixed account), net	-	-	2	(1)
Increase (decrease) in net assets derived from principal transactions	(79)	(3,485)	47,381	5,386
Total increase (decrease) in net assets	(107)	(2,627)	51,238	5,880
Net assets at December 31, 2007	624	14,307	160,036	10,045
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	92	76	495
Total realized gain (loss) on investments and capital gains distributions	(295)	1,069	9,406	33
Net unrealized appreciation (depreciation) of investments	55	(6,344)	(83,530)	(2,559)
Net increase (decrease) in net assets from operations	(218)	(5,183)	(74,048)	(2,031)
Changes from principal transactions:				
Premiums	36	(3)	30,768	2,496
Death Benefits	(17)	(118)	(1,334)	(26)
Surrenders and withdrawals	(427)	(2,395)	(10,145)	(1,598)
Transfers between Divisions (including fixed account), net	2	3	56	-
Increase (decrease) in net assets derived from principal transactions	(406)	(2,513)	19,345	872
Total increase (decrease) in net assets	(624)	(7,696)	(54,703)	(1,159)
Net assets at December 31, 2008	$ -	$ 6,611	$ 105,333	$ 8,886

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class
Net assets at January 1, 2007	$ 2,982	$ 3,262	$ 2,527	$ 1,583
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	90	(47)	(41)	(39)
Total realized gain (loss) on investments and capital gains distributions	20	110	94	243
Net unrealized appreciation (depreciation) of investments	207	27	32	(86)
Net increase (decrease) in net assets from operations	317	90	85	118
Changes from principal transactions:				
Premiums	1,184	6,126	4,078	7,364
Surrenders and withdrawals	262	(188)	(182)	(1,312)
Benefit payments	(1)	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	1,445	5,938	3,896	6,052
Total increase (decrease) in net assets	1,762	6,028	3,981	6,170
Net assets at December 31, 2007	4,744	9,290	6,508	7,753
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	295	26	(5)	(19)
Total realized gain (loss) on investments and capital gains distributions	123	270	231	229
Net unrealized appreciation (depreciation) of investments	(581)	(4,044)	(3,820)	(4,646)
Net increase (decrease) in net assets from operations	(163)	(3,748)	(3,594)	(4,436)
Changes from principal transactions:				
Premiums	3,764	7,661	6,839	4,482
Death Benefits	(49)	(12)	-	-
Surrenders and withdrawals	293	(1,942)	(615)	155
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	4,008	5,707	6,224	4,637
Total increase (decrease) in net assets	3,845	1,959	2,630	201
Net assets at December 31, 2008	$ 8,589	$ 11,249	$ 9,138	$ 7,954

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class
Net assets at January 1, 2007	$ 312	$ 566	$ 2,030	$ 4,288
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(8)	(27)	(237)
Total realized gain (loss) on investments and capital gains distributions	40	13	322	1,461
Net unrealized appreciation (depreciation) of investments	(11)	76	(52)	(982)
Net increase (decrease) in net assets from operations	23	81	243	242
Changes from principal transactions:				
Premiums	682	3,530	1,353	12,298
Surrenders and withdrawals	118	481	(399)	18,993
Benefit payments	-	-	(11)	-
Transfers between Divisions (including fixed account), net	-	(1)	(1)	2
Increase (decrease) in net assets derived from principal transactions	800	4,010	942	31,293
Total increase (decrease) in net assets	823	4,091	1,185	31,535
Net assets at December 31, 2007	1,135	4,657	3,215	35,823
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	34	(42)	(352)
Total realized gain (loss) on investments and capital gains distributions	29	(11)	570	(247)
Net unrealized appreciation (depreciation) of investments	(729)	(1,126)	(2,542)	(18,202)
Net increase (decrease) in net assets from operations	(704)	(1,103)	(2,014)	(18,801)
Changes from principal transactions:				
Premiums	848	3,126	1,941	12,533
Death Benefits	-	(19)	(6)	(60)
Surrenders and withdrawals	(54)	(1,192)	(46)	927
Transfers between Divisions (including fixed account), net	-	-	-	3
Increase (decrease) in net assets derived from principal transactions	794	1,915	1,889	13,403
Total increase (decrease) in net assets	90	812	(125)	(5,398)
Net assets at December 31, 2008	$ 1,225	$ 5,469	$ 3,090	$ 30,425

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class	ING Thornburg Value Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class
Net assets at January 1, 2007	$ 25,226	$ 3,324	$ 6,794	$ 22,611
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(626)	(38)	(275)	(293)
Total realized gain (loss) on investments and capital gains distributions	5,650	304	1,028	1,645
Net unrealized appreciation (depreciation) of investments	160	(91)	214	(1,277)
Net increase (decrease) in net assets from operations	5,184	175	967	75
Changes from principal transactions:				
Premiums	40,646	7	3,704	1,885
Surrenders and withdrawals	39,975	(861)	2,060	(10,390)
Benefit payments	(477)	(11)	(63)	(77)
Transfers between Divisions (including fixed account), net	25	(1)	(2)	-
Increase (decrease) in net assets derived from principal transactions	80,169	(866)	5,699	(8,582)
Total increase (decrease) in net assets	85,353	(691)	6,666	(8,507)
Net assets at December 31, 2007	110,579	2,633	13,460	14,104
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	(24)	(171)	(59)
Total realized gain (loss) on investments and capital gains distributions	(11,417)	53	(649)	(386)
Net unrealized appreciation (depreciation) of investments	(99,767)	(982)	(3,397)	(4,402)
Net increase (decrease) in net assets from operations	(111,194)	(953)	(4,217)	(4,847)
Changes from principal transactions:				
Premiums	31,221	1	298	300
Death Benefits	(1,752)	(27)	(24)	(67)
Surrenders and withdrawals	130,775	(461)	(4,571)	(3,347)
Transfers between Divisions (including fixed account), net	97	-	2	2
Increase (decrease) in net assets derived from principal transactions	160,341	(487)	(4,295)	(3,112)
Total increase (decrease) in net assets	49,147	(1,440)	(8,512)	(7,959)
Net assets at December 31, 2008	$ 159,726	$ 1,193	$ 4,948	$ 6,145

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING UBS U.S. Small Cap Growth Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class
Net assets at January 1, 2007	$ 5,004	$ 219,324	$ 3,913	$ 61,397
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(104)	(2,449)	(211)	413
Total realized gain (loss) on investments and capital gains distributions	364	11,466	174	2,687
Net unrealized appreciation (depreciation) of investments	(103)	(19,509)	(133)	(2,862)
Net increase (decrease) in net assets from operations	157	(10,492)	(170)	238
Changes from principal transactions:				
Premiums	777	25,028	(22,891)	56,424
Surrenders and withdrawals	(3,351)	(9,958)	23,083	(15,742)
Benefit payments	(33)	(1,918)	(402)	(205)
Transfers between Divisions (including fixed account), net	2	-	9	1
Increase (decrease) in net assets derived from principal transactions	(2,605)	13,152	(201)	40,478
Total increase (decrease) in net assets	(2,448)	2,660	(371)	40,716
Net assets at December 31, 2007	2,556	221,984	3,542	102,113
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(29)	2,845	(776)	7,219
Total realized gain (loss) on investments and capital gains distributions	(384)	9,531	148	6,689
Net unrealized appreciation (depreciation) of investments	182	(93,914)	(1,005)	(61,660)
Net increase (decrease) in net assets from operations	(231)	(81,538)	(1,633)	(47,752)
Changes from principal transactions:				
Premiums	1	15,327	(80,169)	115,558
Death Benefits	(6)	(2,007)	(2,070)	-
Surrenders and withdrawals	(2,320)	(18,736)	82,272	7
Transfers between Divisions (including fixed account), net	-	174	134	-
Increase (decrease) in net assets derived from principal transactions	(2,325)	(5,242)	167	115,565
Total increase (decrease) in net assets	(2,556)	(86,780)	(1,466)	67,813
Net assets at December 31, 2008	$ -	$ 135,204	$ 2,076	$ 169,926

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Strategic Allocation Conservative Portfolio - Class S	ING VP Strategic Allocation Growth Portfolio - Class S	ING VP Strategic Allocation Moderate Portfolio - Class S	ING VP Growth and Income Portfolio - Class I
Net assets at January 1, 2007	$ 717	$ 308	$ 693	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	2	7	2
Total realized gain (loss) on investments and capital gains distributions	24	22	35	-
Net unrealized appreciation (depreciation) of investments	4	(17)	(12)	-
Net increase (decrease) in net assets from operations	30	7	30	2
Changes from principal transactions:				
Premiums	2,270	139	161	-
Surrenders and withdrawals	(1,569)	-	(23)	148
Benefit payments	(3)	-	-	-
Transfers between Divisions (including fixed account), net	-	1	1	-
Increase (decrease) in net assets derived from principal transactions	698	140	139	148
Total increase (decrease) in net assets	728	147	169	150
Net assets at December 31, 2007	1,445	455	862	150
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	31	8	14	-
Total realized gain (loss) on investments and capital gains distributions	84	72	52	(1)
Net unrealized appreciation (depreciation) of investments	(514)	(358)	(343)	(56)
Net increase (decrease) in net assets from operations	(399)	(278)	(277)	(57)
Changes from principal transactions:				
Premiums	9,225	335	161	1
Death Benefits	(24)	-	-	-
Surrenders and withdrawals	(9,077)	-	(173)	(4)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	124	335	(12)	(3)
Total increase (decrease) in net assets	(275)	57	(289)	(60)
Net assets at December 31, 2008	$ 1,170	$ 512	$ 573	$ 90

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3
Net assets at January 1, 2007	$ 4,758	$ 91,376	$ 64,559	$ 68,420
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	42	251	416	187
Total realized gain (loss) on investments and capital gains distributions	213	2,435	1,005	984
Net unrealized appreciation (depreciation) of investments	43	(1,124)	(14)	401
Net increase (decrease) in net assets from operations	298	1,562	1,407	1,572
Changes from principal transactions:				
Premiums	2,396	(106)	(34)	93
Surrenders and withdrawals	(30)	(18,269)	(13,858)	(20,242)
Benefit payments	-	(1,109)	(541)	(462)
Transfers between Divisions (including fixed account), net	(2)	(2)	(3)	(1)
Increase (decrease) in net assets derived from principal transactions	2,364	(19,486)	(14,436)	(20,612)
Total increase (decrease) in net assets	2,662	(17,924)	(13,029)	(19,040)
Net assets at December 31, 2007	7,420	73,452	51,530	49,380
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,729	1,443	1,198	(14)
Total realized gain (loss) on investments and capital gains distributions	(10,390)	(2,654)	(2,843)	2,163
Net unrealized appreciation (depreciation) of investments	(112,193)	(2,509)	(1,790)	(4,695)
Net increase (decrease) in net assets from operations	(119,854)	(3,720)	(3,435)	(2,546)
Changes from principal transactions:				
Premiums	7,206	(191)	(89)	(38)
Death Benefits	(2,091)	(1,041)	(780)	(792)
Surrenders and withdrawals	381,576	(68,577)	(47,391)	(7,220)
Transfers between Divisions (including fixed account), net	449	77	165	-
Increase (decrease) in net assets derived from principal transactions	387,140	(69,732)	(48,095)	(8,050)
Total increase (decrease) in net assets	267,286	(73,452)	(51,530)	(10,596)
Net assets at December 31, 2008	$ 274,706	$ -	$ -	$ 38,784

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7
Net assets at January 1, 2007	$ 49,961	$ 28,664	$ 30,412	$ 22,891
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	304	(140)	47	52
Total realized gain (loss) on investments and capital gains distributions	2,119	1,708	2,009	1,349
Net unrealized appreciation (depreciation) of investments	(1,606)	(1,500)	(1,723)	(1,071)
Net increase (decrease) in net assets from operations	817	68	333	330
Changes from principal transactions:				
Premiums	(30)	(20)	(34)	(22)
Surrenders and withdrawals	(13,747)	(5,081)	(5,650)	(6,709)
Benefit payments	(1,141)	(322)	(113)	(279)
Transfers between Divisions (including fixed account), net	-	1	(1)	(1)
Increase (decrease) in net assets derived from principal transactions	(14,918)	(5,422)	(5,798)	(7,011)
Total increase (decrease) in net assets	(14,101)	(5,354)	(5,465)	(6,681)
Net assets at December 31, 2007	35,860	23,310	24,947	16,210
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	195	(161)	(77)	(41)
Total realized gain (loss) on investments and capital gains distributions	3,527	2,906	2,948	2,309
Net unrealized appreciation (depreciation) of investments	(6,328)	(4,867)	(4,865)	(3,389)
Net increase (decrease) in net assets from operations	(2,606)	(2,122)	(1,994)	(1,121)
Changes from principal transactions:				
Premiums	(38)	(49)	(43)	(30)
Death Benefits	(453)	(134)	(186)	(267)
Surrenders and withdrawals	(5,783)	(4,074)	(4,016)	(2,844)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(6,274)	(4,257)	(4,245)	(3,141)
Total increase (decrease) in net assets	(8,880)	(6,379)	(6,239)	(4,262)
Net assets at December 31, 2008	$ 26,980	$ 16,931	$ 18,708	$ 11,948

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11
Net assets at January 1, 2007	$ 10,909	$ 10,101	$ 8,614	$ 11,153
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	31	(37)	94
Total realized gain (loss) on investments and capital gains distributions	577	490	399	367
Net unrealized appreciation (depreciation) of investments	(422)	(329)	(241)	(446)
Net increase (decrease) in net assets from operations	171	192	121	15
Changes from principal transactions:				
Premiums	(3)	(27)	(4)	(11)
Surrenders and withdrawals	(1,097)	(2,701)	(2,638)	(2,201)
Benefit payments	(27)	(44)	-	(130)
Transfers between Divisions (including fixed account), net	2	-	2	1
Increase (decrease) in net assets derived from principal transactions	(1,125)	(2,772)	(2,640)	(2,341)
Total increase (decrease) in net assets	(954)	(2,580)	(2,519)	(2,326)
Net assets at December 31, 2007	9,955	7,521	6,095	8,827
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(24)	7	12	18
Total realized gain (loss) on investments and capital gains distributions	1,402	1,227	936	1,331
Net unrealized appreciation (depreciation) of investments	(2,176)	(1,766)	(1,310)	(1,525)
Net increase (decrease) in net assets from operations	(798)	(532)	(362)	(176)
Changes from principal transactions:				
Premiums	(19)	(2)	(8)	(2)
Death Benefits	(326)	(25)	-	(109)
Surrenders and withdrawals	(1,413)	(882)	(600)	(832)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(1,758)	(909)	(608)	(943)
Total increase (decrease) in net assets	(2,556)	(1,441)	(970)	(1,119)
Net assets at December 31, 2008	$ 7,399	$ 6,080	$ 5,125	$ 7,708

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING VP Global Equity Dividend Portfolio
Net assets at January 1, 2007	$ 4,768	$ 53,117	$ -	$ 61,740
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(47)	(700)	(1,429)	1,276
Total realized gain (loss) on investments and capital gains distributions	225	558	296	9,954
Net unrealized appreciation (depreciation) of investments	(135)	1,491	1,936	(10,566)
Net increase (decrease) in net assets from operations	43	1,349	803	664
Changes from principal transactions:				
Premiums	(9)	(64)	(122)	43
Surrenders and withdrawals	(788)	(17,983)	88,509	(11,391)
Benefit payments	-	(226)	(711)	(428)
Transfers between Divisions (including fixed account), net	-	-	7	(5)
Increase (decrease) in net assets derived from principal transactions	(797)	(18,273)	87,683	(11,781)
Total increase (decrease) in net assets	(754)	(16,924)	88,486	(11,117)
Net assets at December 31, 2007	4,014	36,193	88,486	50,623
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	(36)	(257)	283
Total realized gain (loss) on investments and capital gains distributions	649	1,413	538	4,016
Net unrealized appreciation (depreciation) of investments	(958)	(1,623)	41	(6,705)
Net increase (decrease) in net assets from operations	(334)	(246)	322	(2,406)
Changes from principal transactions:				
Premiums	(8)	(39)	(157)	2
Death Benefits	(3)	(112)	(991)	(39)
Surrenders and withdrawals	(888)	(12,711)	(11,432)	(48,183)
Transfers between Divisions (including fixed account), net	-	-	(1)	3
Increase (decrease) in net assets derived from principal transactions	(899)	(12,862)	(12,581)	(48,217)
Total increase (decrease) in net assets	(1,233)	(13,108)	(12,259)	(50,623)
Net assets at December 31, 2008	$ 2,781	$ 23,085	$ 76,227	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING BlackRock Global Science and Technology Portfolio - Class S	ING Global Equity Option Portfolio - Class S	ING International Index Portfolio - Class S	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class S
Net assets at January 1, 2007	$ 550	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	16	-	-	-
Net unrealized appreciation (depreciation) of investments	92	-	-	-
Net increase (decrease) in net assets from operations	99	-	-	-
Changes from principal transactions:				
Premiums	502	-	-	-
Surrenders and withdrawals	(10)	-	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(1)	-	-	-
Increase (decrease) in net assets derived from principal transactions	491	-	-	-
Total increase (decrease) in net assets	590	-	-	-
Net assets at December 31, 2007	1,140	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,008)	22	46	513
Total realized gain (loss) on investments and capital gains distributions	(6,000)	(1)	(755)	(164)
Net unrealized appreciation (depreciation) of investments	(42,952)	92	(1,100)	4,506
Net increase (decrease) in net assets from operations	(50,960)	113	(1,809)	4,855
Changes from principal transactions:				
Premiums	13,872	1,647	4,176	33,477
Death Benefits	(457)	-	(4)	(389)
Surrenders and withdrawals	123,782	284	3,678	139,284
Transfers between Divisions (including fixed account), net	49	-	-	34
Increase (decrease) in net assets derived from principal transactions	137,246	1,931	7,850	172,406
Total increase (decrease) in net assets	86,286	2,044	6,041	177,261
Net assets at December 31, 2008	$ 87,426	$ 2,044	$ 6,041	$ 177,261

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Opportunistic Large Cap Growth Portfolio - Class S	ING Opportunistic Large Cap Value Portfolio - Class S	ING Russell™ Global Large Cap Index 85% Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S
Net assets at January 1, 2007	$ 273	$ 27,029	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(146)	-	-
Total realized gain (loss) on investments and capital gains distributions	21	735	-	-
Net unrealized appreciation (depreciation) of investments	29	(334)	-	-
Net increase (decrease) in net assets from operations	48	255	-	-
Changes from principal transactions:				
Premiums	58	490	-	-
Surrenders and withdrawals	250	(4,755)	-	-
Benefit payments	-	(76)	-	-
Transfers between Divisions (including fixed account), net	-	(2)	-	-
Increase (decrease) in net assets derived from principal transactions	308	(4,343)	-	-
Total increase (decrease) in net assets	356	(4,088)	-	-
Net assets at December 31, 2007	629	22,941	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(43)	23	58
Total realized gain (loss) on investments and capital gains distributions	13	2,013	(50)	(2,760)
Net unrealized appreciation (depreciation) of investments	(300)	(9,695)	161	(2,334)
Net increase (decrease) in net assets from operations	(291)	(7,725)	134	(5,036)
Changes from principal transactions:				
Premiums	152	59	2,202	10,136
Death Benefits	-	(359)	-	(9)
Surrenders and withdrawals	(140)	(3,358)	389	17,812
Transfers between Divisions (including fixed account), net	-	5	-	-
Increase (decrease) in net assets derived from principal transactions	12	(3,653)	2,591	27,939
Total increase (decrease) in net assets	(279)	(11,378)	2,725	22,903
Net assets at December 31, 2008	$ 350	$ 11,563	$ 2,725	$ 22,903

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING VP Index Plus LargeCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class S
Net assets at January 1, 2007	$ -	$ -	$ 204,688	$ 220,692
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(3,193)	(3,892)
Total realized gain (loss) on investments and capital gains distributions	-	-	13,187	23,058
Net unrealized appreciation (depreciation) of investments	-	-	(4,826)	(13,818)
Net increase (decrease) in net assets from operations	-	-	5,168	5,348
Changes from principal transactions:				
Premiums	-	-	24,433	36,194
Surrenders and withdrawals	-	-	71,011	(27,593)
Benefit payments	-	-	(2,104)	(1,778)
Transfers between Divisions (including fixed account), net	-	-	-	(10)
Increase (decrease) in net assets derived from principal transactions	-	-	93,340	6,813
Total increase (decrease) in net assets	-	-	98,508	12,161
Net assets at December 31, 2007	-	-	303,196	232,853
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	81	(32)	(55)	(1,912)
Total realized gain (loss) on investments and capital gains distributions	(1,525)	(5,156)	19,076	11,342
Net unrealized appreciation (depreciation) of investments	(5,755)	(23,030)	(136,091)	(89,601)
Net increase (decrease) in net assets from operations	(7,199)	(28,218)	(117,070)	(80,171)
Changes from principal transactions:				
Premiums	15,114	15,916	6,600	11,911
Death Benefits	(166)	(215)	(3,295)	(1,481)
Surrenders and withdrawals	14,874	83,014	(15,478)	(47,608)
Transfers between Divisions (including fixed account), net	26	30	420	140
Increase (decrease) in net assets derived from principal transactions	29,848	98,745	(11,753)	(37,038)
Total increase (decrease) in net assets	22,649	70,527	(128,823)	(117,209)
Net assets at December 31, 2008	$ 22,649	$ 70,527	$ 174,373	$ 115,644

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Index Plus SmallCap Portfolio - Class S	ING VP Small Company Portfolio - Class S	ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S	ING VP Financial Services Portfolio - Class S
Net assets at January 1, 2007	$ 197,450	$ 2,151	$ -	$ 92,739
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,888)	(27)	-	(670)
Total realized gain (loss) on investments and capital gains distributions	23,486	389	-	8,794
Net unrealized appreciation (depreciation) of investments	(35,463)	(286)	-	(19,968)
Net increase (decrease) in net assets from operations	(15,865)	76	-	(11,844)
Changes from principal transactions:				
Premiums	26,470	951	-	7,734
Surrenders and withdrawals	(34,911)	(354)	-	(17,581)
Benefit payments	(1,297)	(21)	-	(499)
Transfers between Divisions (including fixed account), net	(14)	-	-	(61)
Increase (decrease) in net assets derived from principal transactions	(9,752)	576	-	(10,407)
Total increase (decrease) in net assets	(25,617)	652	-	(22,251)
Net assets at December 31, 2007	171,833	2,803	-	70,488
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,197)	(403)	2,343	(212)
Total realized gain (loss) on investments and capital gains distributions	(3,579)	(1,783)	(3,268)	(20,878)
Net unrealized appreciation (depreciation) of investments	(47,599)	(10,805)	(68,858)	6,684
Net increase (decrease) in net assets from operations	(53,375)	(12,991)	(69,783)	(14,406)
Changes from principal transactions:				
Premiums	6,895	14,100	126,979	6,214
Death Benefits	(807)	(16)	(482)	(1,235)
Surrenders and withdrawals	(36,030)	39,577	88,264	(61,076)
Transfers between Divisions (including fixed account), net	96	6	73	15
Increase (decrease) in net assets derived from principal transactions	(29,846)	53,667	214,834	(56,082)
Total increase (decrease) in net assets	(83,221)	40,676	145,051	(70,488)
Net assets at December 31, 2008	$ 88,612	$ 43,479	$ 145,051	$ -

The accompanying notes are an integral part of these financial statements.

126

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP International Value Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S
Net assets at January 1, 2007	$ 6,945	$ 25,935	$ 6,099	$ 116,669
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	44	(575)	146	(2,581)
Total realized gain (loss) on investments and capital gains distributions	1,910	1,752	555	13,167
Net unrealized appreciation (depreciation) of investments	(904)	4,194	(2,423)	(1,917)
Net increase (decrease) in net assets from operations	1,050	5,371	(1,722)	8,669
Changes from principal transactions:				
Premiums	5,756	621	3,244	1,819
Surrenders and withdrawals	(541)	(5,107)	105	(25,813)
Benefit payments	(27)	(406)	-	(1,048)
Transfers between Divisions (including fixed account), net	-	(2)	2	11
Increase (decrease) in net assets derived from principal transactions	5,188	(4,894)	3,351	(25,031)
Total increase (decrease) in net assets	6,238	477	1,629	(16,362)
Net assets at December 31, 2007	13,183	26,412	7,728	100,307
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	155	(4,642)	71	(1,880)
Total realized gain (loss) on investments and capital gains distributions	1,481	2,904	(1,693)	16,360
Net unrealized appreciation (depreciation) of investments	(8,028)	(128,278)	1,825	(46,306)
Net increase (decrease) in net assets from operations	(6,392)	(130,016)	203	(31,826)
Changes from principal transactions:				
Premiums	4,212	12,727	(7,934)	835
Death Benefits	(69)	(4,340)	-	(650)
Surrenders and withdrawals	(2,038)	318,336	3	(17,109)
Transfers between Divisions (including fixed account), net	-	233	-	34
Increase (decrease) in net assets derived from principal transactions	2,105	326,956	(7,931)	(16,890)
Total increase (decrease) in net assets	(4,287)	196,940	(7,728)	(48,716)
Net assets at December 31, 2008	$ 8,896	$ 223,352	$ -	$ 51,591

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Balanced Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S	Legg Mason Partners Variable International All Cap Opportunity Portfolio	Legg Mason Partners Variable Investors Portfolio
Net assets at January 1, 2007	$ 10,361	$ 616,032	$ 136	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	104	19,091	(1)	-
Total realized gain (loss) on investments and capital gains distributions	507	(1,995)	43	5
Net unrealized appreciation (depreciation) of investments	(233)	12,314	(36)	(9)
Net increase (decrease) in net assets from operations	378	29,410	6	(4)
Changes from principal transactions:				
Premiums	1,512	409,576	1	-
Surrenders and withdrawals	(2,289)	19,708	(29)	173
Benefit payments	(60)	(6,608)	(9)	-
Transfers between Divisions (including fixed account), net	(1)	43	(1)	-
Increase (decrease) in net assets derived from principal transactions	(838)	422,719	(38)	173
Total increase (decrease) in net assets	(460)	452,129	(32)	169
Net assets at December 31, 2007	9,901	1,068,161	104	169
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	151	40,270	-	(1)
Total realized gain (loss) on investments and capital gains distributions	349	11,087	(27)	(14)
Net unrealized appreciation (depreciation) of investments	(3,303)	(189,985)	(9)	(41)
Net increase (decrease) in net assets from operations	(2,803)	(138,628)	(36)	(56)
Changes from principal transactions:				
Premiums	1,422	251,904	1	1
Death Benefits	(254)	(10,787)	-	-
Surrenders and withdrawals	(1,867)	(49,564)	(30)	(41)
Transfers between Divisions (including fixed account), net	-	1,214	-	-
Increase (decrease) in net assets derived from principal transactions	(699)	192,767	(29)	(40)
Total increase (decrease) in net assets	(3,502)	54,139	(65)	(96)
Net assets at December 31, 2008	$ 6,399	$ 1,122,300	$ 39	$ 73

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Legg Mason Partners Variable High Income Portfolio	Legg Mason Partners Variable Money Market Portfolio	Oppenheimer Main Street Small Cap Fund®/VA - Service Class	PIMCO Real Return Portfolio - Administrative Class
Net assets at January 1, 2007	$ 138	$ 23	$ 822	$ 1,301
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	(32)	(12)	61
Total realized gain (loss) on investments and capital gains distributions	4	-	45	(20)
Net unrealized appreciation (depreciation) of investments	(13)	-	(100)	127
Net increase (decrease) in net assets from operations	(1)	(32)	(67)	168
Changes from principal transactions:				
Premiums	-	-	526	810
Surrenders and withdrawals	(27)	174	42	151
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	1	-	-
Increase (decrease) in net assets derived from principal transactions	(27)	175	568	961
Total increase (decrease) in net assets	(28)	143	501	1,129
Net assets at December 31, 2007	110	166	1,323	2,430
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	(1)	(11)	140
Total realized gain (loss) on investments and capital gains distributions	(1)	-	22	(5)
Net unrealized appreciation (depreciation) of investments	(30)	-	(523)	(981)
Net increase (decrease) in net assets from operations	(24)	(1)	(512)	(846)
Changes from principal transactions:				
Premiums	-	-	246	3,930
Death Benefits	-	-	(25)	-
Surrenders and withdrawals	(35)	(142)	(210)	1,998
Transfers between Divisions (including fixed account), net	-	-	-	3
Increase (decrease) in net assets derived from principal transactions	(35)	(142)	11	5,931
Total increase (decrease) in net assets	(59)	(143)	(501)	5,085
Net assets at December 31, 2008	$ 51	$ 23	$ 822	$ 7,515

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class II	Pioneer Small Cap Value VCT Portfolio - Class II	ProFund VP Bull	ProFund VP Europe 30
Net assets at January 1, 2007	$ 8,556	$ 6,765	$ 57,596	$ 29,949
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	184	(73)	(733)	(67)
Total realized gain (loss) on investments and capital gains distributions	769	1,215	3,588	2,536
Net unrealized appreciation (depreciation) of investments	(1,434)	(1,600)	(1,667)	796
Net increase (decrease) in net assets from operations	(481)	(458)	1,188	3,265
Changes from principal transactions:				
Premiums	8,823	3	602	24
Surrenders and withdrawals	(472)	(1,330)	(28,961)	(9,613)
Benefit payments	(89)	(103)	(362)	(204)
Transfers between Divisions (including fixed account), net	1	(4)	(1)	-
Increase (decrease) in net assets derived from principal transactions	8,263	(1,434)	(28,722)	(9,793)
Total increase (decrease) in net assets	7,782	(1,892)	(27,534)	(6,528)
Net assets at December 31, 2007	16,338	4,873	30,062	23,421
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	215	(52)	(521)	(59)
Total realized gain (loss) on investments and capital gains distributions	818	(47)	(191)	2,168
Net unrealized appreciation (depreciation) of investments	(6,571)	(1,586)	(9,414)	(11,280)
Net increase (decrease) in net assets from operations	(5,538)	(1,685)	(10,126)	(9,171)
Changes from principal transactions:				
Premiums	4,145	-	10	10
Death Benefits	(7)	(130)	(211)	(101)
Surrenders and withdrawals	(1,626)	(688)	(5,680)	(4,320)
Transfers between Divisions (including fixed account), net	11	18	(9)	(4)
Increase (decrease) in net assets derived from principal transactions	2,523	(800)	(5,890)	(4,415)
Total increase (decrease) in net assets	(3,015)	(2,485)	(16,016)	(13,586)
Net assets at December 31, 2008	$ 13,323	$ 2,388	$ 14,046	$ 9,835

The accompanying notes are an integral part of these financial statements.

130

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ProFund VP Rising Rates Opportunity	ProFund VP Small-Cap	Wells Fargo Advantage Asset Allocation Fund	Wells Fargo Advantage C&B Large Cap Value Fund
Net assets at January 1, 2007	$ 47,606	$ 106,445	$ 3,422	$ 560
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,203	(1,326)	(7)	(7)
Total realized gain (loss) on investments and capital gains distributions	71	13,519	118	15
Net unrealized appreciation (depreciation) of investments	(3,446)	(14,654)	53	(25)
Net increase (decrease) in net assets from operations	(2,172)	(2,461)	164	(17)
Changes from principal transactions:				
Premiums	911	1,265	-	-
Surrenders and withdrawals	(15,742)	(39,646)	(305)	(47)
Benefit payments	(368)	(802)	-	(6)
Transfers between Divisions (including fixed account), net	(5)	(11)	1	(1)
Increase (decrease) in net assets derived from principal transactions	(15,204)	(39,194)	(304)	(54)
Total increase (decrease) in net assets	(17,376)	(41,655)	(140)	(71)
Net assets at December 31, 2007	30,230	64,790	3,282	489
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	645	(694)	(4)	(5)
Total realized gain (loss) on investments and capital gains distributions	(2,446)	(13,366)	204	(1)
Net unrealized appreciation (depreciation) of investments	(7,148)	9,293	(1,153)	(149)
Net increase (decrease) in net assets from operations	(8,949)	(4,767)	(953)	(155)
Changes from principal transactions:				
Premiums	10	(9)	-	-
Death Benefits	(354)	(170)	(8)	-
Surrenders and withdrawals	(7,744)	(59,845)	(332)	(101)
Transfers between Divisions (including fixed account), net	6	1	-	-
Increase (decrease) in net assets derived from principal transactions	(8,082)	(60,023)	(340)	(101)
Total increase (decrease) in net assets	(17,031)	(64,790)	(1,293)	(256)
Net assets at December 31, 2008	$ 13,199	$ -	$ 1,989	$ 233

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Wells Fargo Advantage Equity Income Fund	Wells Fargo Advantage Large Company Growth Fund	Wells Fargo Advantage Money Market Fund	Wells Fargo Advantage Small Cap Growth Fund
Net assets at January 1, 2007	$ 1,105	$ 2,876	$ 314	$ 910
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	(71)	3	(22)
Total realized gain (loss) on investments and capital gains distributions	103	65	-	180
Net unrealized appreciation (depreciation) of investments	(87)	143	-	(66)
Net increase (decrease) in net assets from operations	6	137	3	92
Changes from principal transactions:				
Premiums	-	-	-	-
Surrenders and withdrawals	(106)	(284)	(190)	(117)
Benefit payments	-	(47)	-	-
Transfers between Divisions (including fixed account), net	(1)	(1)	-	(1)
Increase (decrease) in net assets derived from principal transactions	(107)	(332)	(190)	(118)
Total increase (decrease) in net assets	(101)	(195)	(187)	(26)
Net assets at December 31, 2007	1,004	2,681	127	884
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(48)	(1)	(16)
Total realized gain (loss) on investments and capital gains distributions	99	3	-	179
Net unrealized appreciation (depreciation) of investments	(456)	(940)	-	(508)
Net increase (decrease) in net assets from operations	(362)	(985)	(1)	(345)
Changes from principal transactions:				
Premiums	-	-	-	-
Death Benefits	-	(42)	-	(8)
Surrenders and withdrawals	(113)	(346)	(83)	(112)
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	(113)	(388)	(83)	(120)
Total increase (decrease) in net assets	(475)	(1,373)	(84)	(465)
Net assets at December 31, 2008	$ 529	$ 1,308	$ 43	$ 419

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Wells Fargo Advantage Total Return Bond Fund
Net assets at January 1, 2007	$ 1,376
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	30
Total realized gain (loss) on investments and capital gains distributions	(4)
Net unrealized appreciation (depreciation) of investments	23
Net increase (decrease) in net assets from operations	49
Changes from principal transactions:	
Premiums	-
Surrenders and withdrawals	(111)
Benefit payments	-
Transfers between Divisions (including fixed account), net	-
Increase (decrease) in net assets derived from principal transactions	(111)
Total increase (decrease) in net assets	(62)
Net assets at December 31, 2007	1,314
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	30
Total realized gain (loss) on investments and capital gains distributions	(9)
Net unrealized appreciation (depreciation) of investments	(21)
Net increase (decrease) in net assets from operations	-
Changes from principal transactions:	
Premiums	-
Death Benefits	-
Surrenders and withdrawals	(285)
Transfers between Divisions (including fixed account), net	-
Increase (decrease) in net assets derived from principal transactions	(285)
Total increase (decrease) in net assets	(285)
Net assets at December 31, 2008	$ 1,029

The accompanying notes are an integral part of these financial statements.

133

1.   **Organization**

ING USA Annuity and Life Insurance Company Separate Account B (the "Account") was established by ING USA Annuity and Life Insurance Company ("ING USA" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH") an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

During 2008, the Account offered ING Architect Contracts, ING GoldenSelect Contracts, and ING Retirement Solutions Rollover Choice Contracts (collectively, the "Contracts"). ING GoldenSelect Contracts included Access, Premium Plus, ESII, and Landmark.

The Account includes the following discontinued offerings:

ING GoldenSelect Contracts:
   Access One (September 2003)
   DVA and DVA Series 100 (May 2000)
   DVA 80 (May 1991)
   DVA Plus (January 2004)
   Generations (October 2008)
   Granite PrimElite (May 2001)
   Opportunities and Legends (March 2007)
   Value (June 2003)
ING Simplicity Contracts (August 2007)
ING SmartDesign Contracts:
   Variable Annuity, Advantage and Signature (April 2008)
Wells Fargo ING Contracts:
   Opportunities and Landmark (June 2006)
ING Customized Solutions Focus Contracts (September 2004)

The Account also includes The Fund For Life Division, which is not included in the accompanying financial statements, and which ceased to accept new Contracts effective December 31, 1994.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ING USA provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the ING USA guaranteed interest division, the ING USA fixed interest division, and the fixed separate account, which are not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ING USA may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ING USA. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ING USA.

At December 31, 2008, the Account had 180 investment divisions (the "Divisions"), 28 of which invest in independently managed mutual fund portfolios and 152 of which invest in mutual fund portfolios managed by affiliates, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated mutual fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2008 and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM V.I. Leisure Fund - Series I Shares
BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III**
Columbia Funds Variable Insurance Trust:
  Columbia Asset Allocation Fund, Variable Series - Class A
  Columbia Federal Securities Fund, Variable Series - Class A
  Columbia Large Cap Growth Fund, Variable Series - Class A
  Columbia Small Cap Value Fund, Variable Series - Class B
  Columbia Small Company Growth Fund, Variable Series - Class A
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class
  ING American Funds Asset Allocation Portfolio**
  ING American Funds Bond Portfolio**
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING American Funds World Allocation Portfolio - Service Class**
  ING BlackRock Large Cap Growth Portfolio - Institutional Class*
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service 2 Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service 2 Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class

ING Investors Trust (continued):
  ING Focus 5 Portfolio - Service Class*
  ING Franklin Income Portfolio - Service Class
  ING Franklin Income Portfolio - Service 2 Class
  ING Franklin Mutual Shares Portfolio - Service Class*
  ING Franklin Templeton Founding Strategy Portfolio - Service Class*
  ING Global Real Estate Portfolio - Service Class
  ING Global Real Estate Portfolio - Service 2 Class
  ING Global Resources Portfolio - Service Class
  ING Global Resources Portfolio - Service 2 Class
  ING International Growth Opportunities Portfolio - Service Class
  ING International Growth Opportunities Portfolio - Service 2 Class
  ING Janus Contrarian Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service 2 Class
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Service 2 Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service 2 Class
  ING Legg Mason Value Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service 2 Class
  ING LifeStyle Aggressive Growth Portfolio - Service Class
  ING LifeStyle Aggressive Growth Portfolio - Service 2 Class
  ING LifeStyle Conservative Portfolio - Service Class**
  ING LifeStyle Growth Portfolio - Service Class
  ING LifeStyle Growth Portfolio - Service 2 Class
  ING LifeStyle Moderate Growth Portfolio - Service Class
  ING LifeStyle Moderate Growth Portfolio - Service 2 Class
  ING LifeStyle Moderate Portfolio - Service Class
  ING LifeStyle Moderate Portfolio - Service 2 Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class

ING Investors Trust (continued):
  ING Liquid Assets Portfolio - Service 2 Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Service 2 Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico Growth Portfolio - Service 2 Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Total Return Portfolio - Service 2 Class
  ING MFS Utilities Portfolio - Service Class
  ING Multi-Manager International Small Cap Portfolio - Class S**
  ING Oppenheimer Active Asset Allocation Portfolio - Service Class**
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING Oppenheimer Main Street Portfolio® - Service 2 Class
  ING PIMCO Core Bond Portfolio - Service Class
  ING PIMCO Core Bond Portfolio - Service 2 Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service 2 Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service 2 Class
  ING Van Kampen Capital Growth Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Service 2 Class
  ING Van Kampen Global Franchise Portfolio - Service Class
  ING Van Kampen Global Franchise Portfolio - Service 2 Class
  ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class**
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service 2 Class
  ING Van Kampen Real Estate Portfolio - Service Class
  ING Van Kampen Real Estate Portfolio - Service 2 Class
  ING VP Index Plus International Equity Portfolio - Service Class
  ING VP Index Plus International Equity Portfolio - Service 2 Class

ING Investors Trust (continued):
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class
ING Mutual Funds:
  ING Diversified International Fund - Class R
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio - Service Class
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Initial Class
  ING Thornburg Value Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative Portfolio - Class S
  ING VP Strategic Allocation Growth Portfolio - Class S
  ING VP Strategic Allocation Moderate Portfolio - Class S

ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I*
  ING VP Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 4
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14*
ING Variable Portfolios, Inc.:
  ING BlackRock Global Science and Technology
    Portfolio - Class S
  ING Global Equity Option Portfolio - Class S**
  ING International Index Portfolio - Class S**
  ING Lehman Brothers U.S. Aggregate Bond Index®
    Portfolio - Class S**
  ING Opportunistic Large Cap Growth Portfolio -
    Class S
  ING Opportunistic Large Cap Value Portfolio - Class S
  ING Russell™ Global Large Cap Index 85% Portfolio
    - Class S**
  ING Russell™ Large Cap Index Portfolio - Class S**
  ING Russell™ Mid Cap Index Portfolio - Class S**
  ING Russell™ Small Cap Index Portfolio - Class S**
  ING VP Index Plus LargeCap Portfolio - Class S
  ING VP Index Plus MidCap Portfolio - Class S
  ING VP Index Plus SmallCap Portfolio - Class S
  ING VP Small Company Portfolio - Class S
  ING WisdomTree^{SM} Global High-Yielding Equity
    Index Portfolio - Class S**
ING Variable Products Trust:
  ING VP International Value Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class S

ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class S
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class S
Legg Mason Partners Variable Equity Trust:
  Legg Mason Partners Variable International All Cap
    Opportunity Portfolio
  Legg Mason Partners Variable Investors Portfolio*
Legg Mason Partners Variable Income Trust:
  Legg Mason Partners Variable High Income Portfolio
  Legg Mason Partners Variable Money Market
    Portfolio
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small Cap Fund®/VA -
    Service Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
  Pioneer Small Cap Value VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
Wells Fargo Funds Trust:
  Wells Fargo Advantage Asset Allocation Fund
  Wells Fargo Advantage C&B Large Cap Value Fund
  Wells Fargo Advantage Equity Income Fund
  Wells Fargo Advantage Large Company Growth
    Fund
  Wells Fargo Advantage Money Market Fund
  Wells Fargo Advantage Small Cap Growth Fund
  Wells Fargo Advantage Total Return Bond Fund

*   Division became available in 2007
** Division became available in 2008

The names of certain Divisions were changed during 2008. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING Investors Trust:	ING Investors Trust:
ING Mid Cap Growth Portfolio - Service Class	ING FMR^{SM} Mid Cap Growth Portfolio - Service Class
ING Mid Cap Growth Portfolio - Service Class 2	ING FMR^{SM} Mid Cap Growth Portfolio - Service Class 2
ING Van Kampen Large Cap Growth Portfolio - Service Class	ING FMR^{SM} Large Cap Growth Portfolio - Service Class
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING BlackRock Global Science and Technology Portfolio - Class S	ING VP Global Science and Technology Portfolio - Class S
ING Opportunistic Large Cap Growth Portfolio - Class S	ING VP Growth Portfolio - Class S
ING Opportunistic Large Cap Value Portfolio - Class S	ING VP Value Opportunity Portfolio - Class S

The following Divisions were closed to contractowners in 2008:

ING GET Fund:
   ING GET Fund - Series U
   ING GET Fund - Series V
ING Investors Trust:
   ING Capital Guardian U.S. Equities Portfolio - Service Class
   ING Capital Guardian U.S. Equities Portfolio - Service 2 Class
   ING EquitiesPlus Portfolio - Service Class
   ING EquitiesPlus Portfolio - Service 2 Class
   ING Global Technology Portfolio - Service Class
   ING Global Technology Portfolio - Service 2 Class
   ING Mid Cap Growth Portfolio - Service Class
   ING Mid Cap Growth Portfolio - Service Class 2
   ING UBS U.S. Allocation Portfolio - Service Class
   ING UBS U.S. Allocation Portfolio - Service 2 Class
   ING Van Kampen Large Cap Growth Portfolio - Service Class
   ING Wells Fargo Disciplined Value Portfolio - Service Class
   ING Wells Fargo Disciplined Value Portfolio - Service 2 Class
ING Partners, Inc.:
   ING JPMorgan International Portfolio - Service Class
   ING Neuberger Berman Regency Portfolio - Service Class
   ING OpCap Balanced Value Portfolio - Service Class
   ING UBS U.S. Small Cap Growth Portfolio - Service Class
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 1
   ING GET U.S. Core Portfolio - Series 2
   ING VP Global Equity Dividend Portfolio
ING Variable Products Trust:
   ING VP Financial Services Portfolio - Class S
   ING VP Real Estate Portfolio - Class S
ProFunds:
   ProFund VP Small-Cap

The following Divisions were offered during 2008 but did not have any activity as of December 31, 2008:

ING Investors Trust:
   ING BlackRock Large Cap Growth Portfolio - Service 2 Class
   ING Evergreen Health Sciences Portfolio - Service 2 Class

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on the specific identification basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ING USA, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ING USA.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ING USA will contribute additional

funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ING USA.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ING USA related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ING USA). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

3.   **Recently Adopted Accounting Standards**

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value to any new circumstances.

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of FAS No. 157 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

4.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds,

which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2008, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2008.

The FAS No. 157 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5.   **Charges and Fees**

Prior to February 1, 2000, DVA Plus, Access, and Premium Plus Contracts each had three different death benefit options referred to as Standard, Annual Ratchet, and 7% Solution; however, in the state of Washington, the 5.5% Solution is offered instead of the 7% Solution. After February 1, 2000, DVA Plus, Access and Premium Plus each had four different death benefit options referred to as Standard, Annual Ratchet, 7% Solution and Max 7. In the state of Washington, the 5.5% Solution is offered instead of the 7% Solution and Max 5.5 is offered instead of Max 7 after February 1, 2000. ES II, Generations, Landmark and Opportunities contracts each have four different death benefit options referred to as Standard, Annual or Quarterly Ratchet, 7% Solution and Max 7. In the state of Washington, the 5.5% Solution is offered instead of the 7% Solution and Max 5.5 is offered instead of Max 7.   SmartDesign Advantage,

SmartDesign Signature, and SmartDesign Variable Annuity contracts each have three different death benefit options referred to as Option Package I, Option Package II, and Option Package III. Focus has two different options referred to as Option Package I, Option Package II.

Under the terms of all Contracts, certain charges are allocated to the Contracts to cover ING USA's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ING USA assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.

Daily charges are deducted at annual rates of up to 2.20% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts:

Series	Annual Rates
ING:	
Architect (pre January 2008) Max 7	1.40 %
Architect (post January 2008) Max 7	1.55
Architect (pre January 2008) Quarterly Ratchet	1.10
Architect (post January 2008) Quarterly Ratchet	1.25
Architect (post April 2008) Quarterly Ratchet	1.30
Architect (pre January 2008) Standard	0.85
Architect (post January 2008) Standard	1.00
Focus Variable Annuity Option I	0.60
Focus Variable Annuity Option II	0.80
Rollover Choice[SM] Option I (pre August 7, 2003)	0.60
Rollover Choice[SM] Option II (pre August 7, 2003)	0.80
Rollover Choice[SM] Option III (pre August 7, 2003)	0.95
Rollover Choice[SM] Option I (post August 7, 2003)	0.85
Rollover Choice[SM] Option II (post August 7, 2003)	1.05
Rollover Choice[SM] Option III (post August 7, 2003)	1.20
ING GoldenSelect:	
Access® (post January 2000) 5.5 % Solution	1.45
Access® (pre February 2000) 5.5% Solution	1.40
Access® (post 2000) 5.5% Solution	1.45
Access® (post April 2001) 5.5% Solution	1.80
Access® (post January 2000) 7% Solution	1.65
Access® (pre February 2000) 7% Solution	1.55
Access® (post 2000) 7% Solution	1.65
Access® (post April 2001) 7% Solution	2.00

Series	Annual Rates
ING GoldenSelect (continued):	
Access® (post January 2000) Annual Ratchet	1.45 %
Access® (pre February 2000) Annual Ratchet	1.40
Access® (post 2000) Annual Ratchet	1.55
Access® (post January 2000) Max 5.5	1.55
Access® (post 2000) Max 5.5	1.60
Access® (post April 2001) Max 5.5	1.95
Access® (post January 2000) Max 7	1.75
Access® (post 2000) Max 7	1.75
Access® (post April 2001) Max 7	2.20
Access® (post April 2001) Quarterly Ratchet	1.90
Access® (post April 2008) Quarterly Ratchet	1.95
Access® (post January 2000) Standard	1.65
Access® (pre February 2000) Standard	1.25
Access® (post 2000) Standard	1.30
Access® (post April 2001) Standard	1.65
Access® One	0.35
DVA	0.90
DVA 80	0.80
DVA Plus (post January 2000) 5.5% Solution	1.25
DVA Plus (pre February 2000) 5.5% Solution	1.25
DVA Plus (post 2000) 5.5% Solution	1.30
DVA Plus (post January 2000) 7% Solution	1.50
DVA Plus (pre February 2000) 7% Solution	1.40
DVA Plus (post 2000) 7% Solution	1.50
DVA Plus (post January 2000) Annual Ratchet	1.30
DVA Plus (pre February 2000) Annual Ratchet	1.25
DVA Plus (post 2000) Annual Ratchet	1.40
DVA Plus (post January 2000) Max 5.5	1.40
DVA Plus (post 2000) Max 5.5	1.45
DVA Plus (post January 2000) Max 7	1.60
DVA Plus (post 2000) Max 7	1.60
DVA Plus (post January 2000) Standard	1.15
DVA Plus (pre February 2000) Standard	1.10
DVA Plus (post 2000) Standard	1.15
DVA Series 100	1.25
ES II (pre 2001)	1.25
ES II (post 2000) 5.5% Solution	1.40
ES II (post 2000) 7% Solution	1.60
ES II (post 2000) Deferred Ratchet	1.30
ES II (post 2000) Max 5.5	1.55
ES II (post 2000) Max 7	1.80
ES II (post 2000) Quarterly Ratchet	1.50
ES II (post 2000) Standard	1.25
Generations-7% Solution	1.60

Series	Annual Rates
ING GoldenSelect (continued):	
Generations-Deferred Ratchet	1.30 %
Generations-Max 7	1.80
Generations-Quarterly Ratchet	1.50
Generations-Standard	1.25
Granite PrimElite-Annual Ratchet	1.25
Granite PrimElite-Standard	1.10
Landmark 5.5% Solution	1.65
Landmark 7% Solution	1.85
Landmark-Max 5.5	1.80
Landmark-Max 7	2.05
Landmark (pre April 2008) Quarterly Ratchet	1.75
Landmark (post April 2008) Quarterly Ratchet	1.80
Landmark-Standard	1.50
Legends Max 7	2.05
Legends Quarterly Ratchet	1.75
Legends-Standard	1.50
Opportunities 5.5% Solution	1.40
Opportunities 7% Solution	1.60
Opportunities-Max 5.5	1.55
Opportunities-Max 7	1.80
Opportunities-Quarterly Ratchet	1.50
Opportunities-Standard	1.25
Premium Plus (pre February 2000) 5.5% Solution	1.40
Premium Plus (post January 2000) 5.5% Solution	1.45
Premium Plus (post 2000) 5.5% Solution	1.45
Premium Plus (pre February 2000) 7% Solution	1.55
Premium Plus (post January 2000) 7% Solution	1.65
Premium Plus (post 2000) 7% Solution	1.65
Premium Plus (post 2000) Annual Ratchet	1.55
Premium Plus (post January 2000) Max 5.5	1.55
Premium Plus (post 2000) Max 5.5	1.60
Premium Plus (post January 2000) Max 7	1.95
Premium Plus (post 2000) Max 7	1.95
Premium Plus (pre February 2000) Quarterly Ratchet	1.40
Premium Plus (post January 2000) Quarterly Ratchet	1.65
Premium Plus (post April 2008) Quarterly Ratchet	1.70
Premium Plus (pre February 2000) Standard	1.25
Premium Plus (post January 2000) Standard	1.30
Premium Plus (post 2000) Standard	1.40
VA Bonus Option I	1.30
VA Bonus Option II	1.60
VA Bonus Option III	1.75
VA Option I	0.80
VA Option II	1.10

Series	Annual Rates
ING GoldenSelect (continued):	
VA Option III	1.25 %
Value-Standard	0.75
ING SmartDesign:	
Advantage Option I	1.50
Advantage Option II	1.70
Advantage Option III	1.85
Signature Option I	1.10
Signature Option II	1.30
Signature Option III	1.45
Simplicity Variable Annuity Years 1-10	2.00
Simplicity Variable Annuity Years 11+	1.25
Variable Annuity Option I	0.80
Variable Annuity Option II	1.10
Variable Annuity Option III	1.25
Wells Fargo ING:	
Landmark-Max 7	2.05
Landmark-Quarterly Ratchet	1.75
Landmark-Standard	1.50
Opportunities-Max 7	1.80
Opportunities-Quarterly Ratchet	1.50
Opportunities-Standard	1.25

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account at an annual rate of 0.10% is deducted from assets attributable to DVA and DVA Series 100 Contracts. A daily charge at an annual rate of 0.15% is deducted from the assets attributable to the Access, Access One, Advantage, Architect, DVA Plus, ESII, Focus VA, Generations, Granite PrimElite, Landmark, Legends, Premium Plus, Rollover Choice, Signature, Opportunities Contracts, Variable Annuity, and Value.

Contract Maintenance Charges

An annual Contract fee may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. The charge is $30 per Contract year for Generations, Opportunities, Landmark, Focus VA, Signature, Legends, Simplicity, ES II, Value, Variable Annuity, Advantage, and Rollover Choice Contracts. For DVA Series 100 and Access One Contracts there is no charge. For all other Contracts, the charge is $40. The charge is incurred at the beginning of the Contract processing period and deducted at the end of the Contract processing period. This charge had been waived for certain offerings of the Contracts.

Contingent Deferred Sales Charges

Under DVA 80, DVA, DVA Plus, Premium Plus, ES II, Value, Granite PrimElite, Generations, Opportunities, Premium Plus, Focus VA, Signature, Legends, Simplicity, Landmark, VA, Advantage, and Rollover Choice Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. The following table reflects the Surrender Charge that is assessed based upon the date a premium payment is received.

Complete Years Elapsed Since Premium Payment	DVA 80 & DVA	Granite PrimElite & DVA Plus	Premium Plus	Opportunities, ES II & Generations	Value	Architect
0	6 %	7 %	8 %	8 %	6 %	8 %
1	5	7	8	7	6	7
2	4	6	8	6	6	6
3	3	5	8	5	5	5
4	2	4	7	4	4	4
5	1	3	6	3	3	3
6	-	1	5	2	1	2
7	-	-	3	1	-	-
8	-	-	1	-	-	-
9+	-	-	-	-	-	-

Complete Years Elapsed Since Premium Payment	Advantage	Landmark & Legends	Signature & VA	Rollover Choice	Focus VA	Simplicity
0	6 %	6 %	7 %	6 %	3 %	6 %
1	5	5	7	6	2	6
2	4	4	6	5	1	5
3	-	3	6	4	-	4
4	-	-	5	3	-	3
5	-	-	4	2	-	-
6	-	-	3	1	-	-
7	-	-	-	-	-	-
8	-	-	-	-	-	-
9+	-	-	-	-	-	-

Withdrawal and Distribution Charges

Under DVA 80, DVA, and DVA Series 100 Contracts, a charge is deducted from the accumulation value for contractowners taking more than one conventional partial withdrawal during a Contract year. For DVA 80 and DVA Contracts, annual distribution fees are deducted from the Contracts' accumulation values.

Deferred Sales Load

Under Contracts offered prior to October 1995, a sales load of up to 7.50% was assessed against each premium payment for sales-related expenses, as specified in the Contracts. For DVA Series 100, the sales load is deducted in equal annual installments over the period the Contract is in force, not to exceed 10 years. For DVA 80 and DVA Contracts, although the sales load is chargeable to each premium when ING USA receives it, the amount of such charge is initially advanced by ING USA to contractowners and included in the accumulation value, and then deducted in equal installments on each Contract anniversary date over a period of six years. Upon surrender of the Contract, the unamortized deferred sales load is deducted from the accumulation value. In addition, when partial withdrawal limits are exceeded, a portion of the unamortized deferred sales load is deducted.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

Certain Contacts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts.

Fees Waived by ING USA

Certain charges and fees for various types of Contracts are currently waived by ING USA. ING USA reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

6. **Related Party Transactions**

During the year ended December 31, 2008, management and service fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to the ING Investors Trust and ING Partners, Inc. The Trust's advisory agreement provided for a fee at annual rates up to 1.25% of the average net assets of each respective Fund.

In addition, management and service fees were paid to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund, ING Mutual Funds, the ING Variable Insurance Trust, ING VP Intermediate Bond Portfolio, ING Variable Portfolios, Inc., ING Variable Funds, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolio, Inc., and the ING Variable Products Trust. The Trusts' advisory agreement provided for fees at annual rates up to 1.00% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	2008		**2007**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Leisure Fund - Series I Shares	$ 5,460	$ 9,287	$ 3,723	$ 10,577
BlackRock Variable Series Funds, Inc.:				
BlackRock Global Allocation V.I. Fund - Class III	462,235	8,747	-	-
Columbia Funds Variable Insurance Trust:				
Columbia Asset Allocation Fund, Variable Series - Class A	83	268	202	56
Columbia Federal Securities Fund, Variable Series - Class A	10	61	5	7
Columbia Large Cap Growth Fund, Variable Series - Class A	4	41	2	138
Columbia Small Cap Value Fund, Variable Series - Class B	25,549	53,705	37,052	77,725
Columbia Small Company Growth Fund, Variable Series - Class A	9	4	8	11
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Service Class 2	14,078	75,368	94,573	64,133
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Service Class 2	262,890	47,570	494,378	16,770
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	3,617	1,023	4,816	880
ING GET Fund:				
ING GET Fund - Series U	6,525	67,888	3,347	17,519
ING GET Fund - Series V	1,734	95,602	2,553	28,380
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	84,249	82,272	81,882	88,756
ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	3,687	2,613	2,600	3,207
ING American Funds Asset Allocation Portfolio	177,850	5,324	-	-
ING American Funds Bond Portfolio	292,667	23,012	-	-
ING American Funds Growth Portfolio	526,537	100,328	335,806	67,464
ING American Funds Growth-Income Portfolio	255,341	52,985	252,535	45,863
ING American Funds International Portfolio	318,087	103,608	359,751	74,985
ING American Funds World Allocation Portfolio - Service Class	12,742	-	-	-
ING BlackRock Large Cap Growth Portfolio - Institutional Class	22	24	295	46
ING BlackRock Large Cap Growth Portfolio - Service Class	42,774	26,286	24,621	26,064
ING BlackRock Large Cap Value Portfolio - Service Class	2,353	12,580	14,177	28,046
ING BlackRock Large Cap Value Portfolio - Service 2 Class	169	748	462	764
ING Capital Guardian U.S. Equities Portfolio - Service Class	74,616	402,538	55,102	104,026
ING Capital Guardian U.S. Equities Portfolio - Service 2 Class	1,408	7,429	1,047	2,864
ING EquitiesPlus Portfolio - Service Class	13,132	89,447	11,590	29,416
ING EquitiesPlus Portfolio - Service 2 Class	5	29	3	1
ING Evergreen Health Sciences Portfolio - Service Class	79,448	45,673	38,104	33,264
ING Evergreen Omega Portfolio - Service Class	6,738	3,505	1,147	4,046
ING Evergreen Omega Portfolio - Service 2 Class	138	175	156	319
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	103,642	119,041	467,133	133,555
ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class	4,848	6,298	10,747	5,068
ING Focus 5 Portfolio - Service Class	140,022	25,345	101,857	-
ING Franklin Income Portfolio - Service Class	155,140	75,651	224,438	38,169
ING Franklin Income Portfolio - Service 2 Class	3,023	3,062	7,204	1,011

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Franklin Mutual Shares Portfolio - Service Class	$ 65,467	$ 28,920	$ 204,420	$ 4,398
ING Franklin Templeton Founding Strategy Portfolio - Service Class	492,796	18,058	535,915	4,503
ING Global Real Estate Portfolio - Service Class	80,545	28,998	124,215	37,274
ING Global Real Estate Portfolio - Service 2 Class	868	689	2,121	825
ING Global Resources Portfolio - Service Class	421,367	147,634	272,020	90,148
ING Global Resources Portfolio - Service 2 Class	11,695	6,598	7,846	5,230
ING Global Technology Portfolio - Service Class	20,502	129,962	71,046	27,603
ING Global Technology Portfolio - Service 2 Class	752	6,922	1,096	1,132
ING International Growth Opportunities Portfolio - Service Class	32,797	25,479	28,930	39,214
ING International Growth Opportunities Portfolio - Service 2 Class	2,841	1,356	2,066	1,451
ING Janus Contrarian Portfolio - Service Class	212,297	95,135	617,139	35,685
ING Janus Contrarian Portfolio - Service 2 Class	7,071	4,822	33,192	3,599
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	5,692	6,491	4,722	4,959
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	194,670	137,782	254,725	86,123
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	26,137	57,435	62,346	47,499
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	4,246	7,319	6,219	5,480
ING JPMorgan Value Opportunities Portfolio - Service Class	4,435	9,842	21,400	46,313
ING JPMorgan Value Opportunities Portfolio - Service 2 Class	150	480	738	641
ING Julius Baer Foreign Portfolio - Service Class	175,677	105,567	291,598	73,496
ING Julius Baer Foreign Portfolio - Service 2 Class	9,062	6,716	9,827	5,781
ING Legg Mason Value Portfolio - Service Class	70,988	69,259	42,917	83,929
ING Legg Mason Value Portfolio - Service 2 Class	4,740	3,532	1,355	4,000
ING LifeStyle Aggressive Growth Portfolio - Service Class	202,260	107,106	262,752	55,272
ING LifeStyle Aggressive Growth Portfolio - Service 2 Class	1,685	961	2,914	1,049
ING LifeStyle Conservative Portfolio - Service Class	129,382	2,041	-	-
ING LifeStyle Growth Portfolio - Service Class	1,015,688	108,959	1,209,798	44,669
ING LifeStyle Growth Portfolio - Service 2 Class	5,176	1,940	5,465	1,397
ING LifeStyle Moderate Growth Portfolio - Service Class	806,416	75,181	844,710	36,571
ING LifeStyle Moderate Growth Portfolio - Service 2 Class	5,419	4,133	12,303	1,073
ING LifeStyle Moderate Portfolio - Service Class	691,487	58,437	432,628	60,064
ING LifeStyle Moderate Portfolio - Service 2 Class	8,830	5,895	8,329	2,504
ING Limited Maturity Bond Portfolio - Service Class	11,201	46,245	4,187	50,961
ING Liquid Assets Portfolio - Service Class	1,802,623	520,982	956,760	616,912
ING Liquid Assets Portfolio - Service 2 Class	47,711	15,633	26,157	17,375
ING Lord Abbett Affiliated Portfolio - Service Class	14,922	24,861	7,398	41,793
ING Lord Abbett Affiliated Portfolio - Service 2 Class	473	392	320	587
ING Marsico Growth Portfolio - Service Class	41,610	115,684	59,561	129,662
ING Marsico Growth Portfolio - Service 2 Class	782	2,841	1,546	3,275
ING Marsico International Opportunities Portfolio - Service Class	111,810	58,445	133,976	42,848
ING MFS Total Return Portfolio - Service Class	160,438	158,141	121,954	190,148

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Year ended December 31			
	2008		**2007**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING MFS Total Return Portfolio - Service 2 Class	$ 7,166	$ 7,224	$ 7,717	$ 8,874
ING MFS Utilities Portfolio - Service Class	237,493	96,397	240,316	73,887
ING Mid Cap Growth Portfolio - Service Class	336	343,788	3,888	107,689
ING Mid Cap Growth Portfolio - Service Class 2	54	16,343	543	2,588
ING Multi-Manager International Small Cap Portfolio - Class S	7,406	3,266	-	-
ING Oppenheimer Active Asset Allocation Portfolio - Service Class	3,445	-	-	-
ING Oppenheimer Main Street Portfolio® - Service Class	27,708	69,359	16,070	87,783
ING Oppenheimer Main Street Portfolio® - Service 2 Class	218	586	261	742
ING PIMCO Core Bond Portfolio - Service Class	1,404,422	242,657	360,595	68,752
ING PIMCO Core Bond Portfolio - Service 2 Class	23,623	9,836	9,606	6,214
ING PIMCO High Yield Portfolio - Service Class	65,473	165,112	157,253	202,364
ING Pioneer Fund Portfolio - Service Class	6,336	18,710	12,794	23,015
ING Pioneer Mid Cap Value Portfolio - Service Class	253,544	118,959	95,332	71,948
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	570,542	234,895	453,013	138,295
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	14,096	15,260	16,922	12,392
ING T. Rowe Price Equity Income Portfolio - Service Class	133,636	110,841	77,756	140,159
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	4,732	4,088	2,928	4,023
ING Templeton Global Growth Portfolio - Service Class	27,229	57,387	43,057	57,169
ING Templeton Global Growth Portfolio - Service 2 Class	531	1,949	1,000	1,240
ING UBS U.S. Allocation Portfolio - Service Class	11,200	80,180	9,301	21,683
ING UBS U.S. Allocation Portfolio - Service 2 Class	664	4,350	514	891
ING Van Kampen Capital Growth Portfolio - Service Class	188,422	24,287	5,428	16,651
ING Van Kampen Capital Growth Portfolio - Service 2 Class	191	13,877	1,041	2,185
ING Van Kampen Global Franchise Portfolio - Service Class	57,998	61,094	76,970	65,025
ING Van Kampen Global Franchise Portfolio - Service 2 Class	7,448	10,870	4,004	6,622
ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class	3,034	371	-	-
ING Van Kampen Growth and Income Portfolio - Service Class	84,673	106,437	84,032	155,280
ING Van Kampen Growth and Income Portfolio - Service 2 Class	8,711	10,721	8,442	7,759
ING Van Kampen Large Cap Growth Portfolio - Service Class	13,305	160,545	16,312	46,755
ING Van Kampen Real Estate Portfolio - Service Class	111,200	151,448	151,181	315,522
ING Van Kampen Real Estate Portfolio - Service 2 Class	5,570	5,348	6,733	6,152
ING VP Index Plus International Equity Portfolio - Service Class	10,884	9,287	36,754	32,685
ING VP Index Plus International Equity Portfolio - Service 2 Class	169	258	420	372
ING Wells Fargo Disciplined Value Portfolio - Service Class	4,388	191,670	4,765	63,275
ING Wells Fargo Disciplined Value Portfolio - Service 2 Class	85	3,794	169	573
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	1,527	4,054	7,433	17,393
ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class	74	82	110	749
ING Mutual Funds:				
ING Diversified International Fund - Class R	36	67	435	147
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Service Class	406	72	150	335
ING American Century Small-Mid Cap Value Portfolio - Service Class	192	103	272	263

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING Baron Small Cap Growth Portfolio - Service Class	$ 92,006	$ 34,502	$ 115,531	$ 31,436
ING Columbia Small Cap Value II Portfolio - Service Class	103,851	43,859	92,019	19,349
ING Davis New York Venture Portfolio - Service Class	116,223	9,815	100,677	12,342
ING JPMorgan International Portfolio - Service Class	96,935	179,019	64,519	49,081
ING JPMorgan Mid Cap Value Portfolio - Service Class	38,474	10,410	3,134	5,102
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	4,626	23,042	17,555	29,396
ING Neuberger Berman Partners Portfolio - Service Class	1,410	25,782	9,293	41,308
ING Neuberger Berman Regency Portfolio - Service Class	11,196	24,136	17,269	7,157
ING OpCap Balanced Value Portfolio - Service Class	207	453	280	288
ING Oppenheimer Global Portfolio - Initial Class	1,065	2,674	819	3,717
ING Oppenheimer Global Portfolio - Service Class	50,521	18,723	64,752	13,406
ING Oppenheimer Strategic Income Portfolio - Service Class	4,632	3,223	6,042	407
ING PIMCO Total Return Portfolio - Service Class	5,467	1,043	2,005	471
ING Solution 2015 Portfolio - Service Class	8,604	2,620	6,772	872
ING Solution 2025 Portfolio - Service Class	7,218	748	4,644	775
ING Solution 2035 Portfolio - Service Class	5,535	592	7,620	1,596
ING Solution 2045 Portfolio - Service Class	946	109	1,082	287
ING Solution Income Portfolio - Service Class	3,858	1,808	4,115	110
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	2,844	385	1,632	496
ING T. Rowe Price Growth Equity Portfolio - Service Class	31,668	15,930	37,862	6,192
ING Templeton Foreign Equity Portfolio - Service Class	219,959	59,611	116,313	35,930
ING Thornburg Value Portfolio - Initial Class	41	553	58	962
ING Thornburg Value Portfolio - Service Class	260	4,726	17,774	12,351
ING UBS U.S. Large Cap Equity Portfolio - Service Class	360	3,531	5,302	14,179
ING UBS U.S. Small Cap Growth Portfolio - Service Class	24	2,378	6,985	9,526
ING Van Kampen Comstock Portfolio - Service Class	37,574	28,902	37,158	20,355
ING Van Kampen Equity and Income Portfolio - Initial Class	318	749	202	508
ING Van Kampen Equity and Income Portfolio - Service Class	152,718	19,385	49,549	6,740
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Conservative Portfolio - Class S	476	204	1,025	303
ING VP Strategic Allocation Growth Portfolio - Class S	516	81	376	216
ING VP Strategic Allocation Moderate Portfolio - Class S	302	201	340	166
ING Variable Funds:				
ING VP Growth and Income Portfolio - Class I	2	6	150	1
ING VP Growth and Income Portfolio - Class S	437,216	47,269	3,224	817

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 1	$ 8,721	$ 70,895	$ 3,787	$ 21,554
ING GET U.S. Core Portfolio - Series 2	5,479	49,073	2,179	15,740
ING GET U.S. Core Portfolio - Series 3	3,210	9,057	1,669	22,086
ING GET U.S. Core Portfolio - Series 4	5,225	7,268	2,236	15,884
ING GET U.S. Core Portfolio - Series 5	4,308	5,202	1,814	6,192
ING GET U.S. Core Portfolio - Series 6	3,941	4,739	2,202	6,458
ING GET U.S. Core Portfolio - Series 7	2,963	3,461	1,157	7,473
ING GET U.S. Core Portfolio - Series 8	1,723	1,943	698	1,348
ING GET U.S. Core Portfolio - Series 9	1,549	1,059	492	2,999
ING GET U.S. Core Portfolio - Series 10	1,134	737	352	2,872
ING GET U.S. Core Portfolio - Series 11	1,803	1,160	504	2,575
ING GET U.S. Core Portfolio - Series 12	854	981	169	904
ING GET U.S. Core Portfolio - Series 13	2,661	13,597	330	19,308
ING GET U.S. Core Portfolio - Series 14	2,064	14,458	109,043	22,771
ING VP Global Equity Dividend Portfolio	7,969	48,546	7,474	13,183
ING Variable Portfolios, Inc.:				
ING BlackRock Global Science and Technology Portfolio - Class S	157,195	21,941	615	132
ING Global Equity Option Portfolio - Class S	1,984	31	-	-
ING International Index Portfolio - Class S	9,607	1,711	-	-
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class S	214,981	41,744	-	-
ING Opportunistic Large Cap Growth Portfolio - Class S	281	273	376	71
ING Opportunistic Large Cap Value Portfolio - Class S	3,338	4,133	785	5,278
ING Russell™ Global Large Cap Index 85% Portfolio - Class S	4,040	1,426	-	-
ING Russell™ Large Cap Index Portfolio - Class S	38,457	10,460	-	-
ING Russell™ Mid Cap Index Portfolio - Class S	33,357	3,426	-	-
ING Russell™ Small Cap Index Portfolio - Class S	116,495	17,769	-	-
ING VP Index Plus LargeCap Portfolio - Class S	103,292	94,213	145,502	55,366
ING VP Index Plus MidCap Portfolio - Class S	40,631	54,718	76,612	57,405
ING VP Index Plus SmallCap Portfolio - Class S	23,724	46,622	52,914	47,861
ING VP Small Company Portfolio - Class S	65,062	11,441	1,293	402
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	225,953	8,759	-	-
ING Variable Products Trust:				
ING VP Financial Services Portfolio - Class S	25,307	77,734	26,586	33,157
ING VP International Value Portfolio - Class S	6,021	1,879	8,085	1,127
ING VP MidCap Opportunities Portfolio - Class S	355,725	33,335	497	5,968
ING VP Real Estate Portfolio - Class S	2,671	9,129	5,536	1,712
ING VP SmallCap Opportunities Portfolio - Class S	12,733	18,918	3,758	31,383
ING VP Balanced Portfolio, Inc.:				
ING VP Balanced Portfolio - Class S	2,379	2,160	1,925	2,259
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class S	484,837	220,106	515,699	73,908
Legg Mason Partners Variable Equity Trust:				
Legg Mason Partners Variable International All Cap Opportunity Portfolio	2	31	53	40
Legg Mason Partners Variable Investors Portfolio	7	44	270	92

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Year ended December 31			
	2008		**2007**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
Legg Mason Partners Variable Income Trust:				
Legg Mason Partners Variable High Income Portfolio	$ 8	$ 36	$ 11	$ 30
Legg Mason Partners Variable Money Market Portfolio	3	146	179	36
Oppenheimer Variable Account Funds:				
Oppenheimer Main Street Small Cap Fund®/VA - Service Class	347	285	905	316
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	7,725	1,642	1,468	441
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT Portfolio - Class II	5,223	1,571	10,344	1,468
Pioneer Small Cap Value VCT Portfolio - Class II	665	915	1,620	1,756
ProFunds:				
ProFund VP Bull	372	6,426	13,861	42,902
ProFund VP Europe 30	2,885	4,958	950	10,594
ProFund VP Rising Rates Opportunity	1,436	8,874	9,572	23,579
ProFund VP Small-Cap	5,163	60,908	27,879	57,717
Wells Fargo Funds Trust:				
Wells Fargo Advantage Asset Allocation Fund	287	411	132	390
Wells Fargo Advantage C&B Large Cap Value Fund	7	113	9	70
Wells Fargo Advantage Equity Income Fund	140	134	87	134
Wells Fargo Advantage Large Company Growth Fund	21	458	18	420
Wells Fargo Advantage Money Market Fund	2	86	10	197
Wells Fargo Advantage Small Cap Growth Fund	189	140	139	142
Wells Fargo Advantage Total Return Bond Fund	58	314	103	184

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

8. Changes in Units

The changes in units outstanding for the years ended December 31, 2008 and 2007 are shown in the following table. The activity includes contractowners electing to update a DVA 100 or DVA Series 100 Contract to a DVA Contract. Updates to DVA Contracts resulted in both a redemption (surrender of the old Contract) and an issue (acquisition of the new Contract).

	Year ended December 31					
	2008			**2007**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:						
AIM V.I. Leisure Fund - Series I Shares	104,608	859,682	(755,074)	49,589	690,018	(640,429)
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III	57,209,847	7,307,190	49,902,657	-	-	-
Columbia Funds Variable Insurance Trust:						
Columbia Asset Allocation Fund, Variable Series - Class A	2,325	20,743	(18,418)	8,386	2,960	5,426
Columbia Federal Securities Fund, Variable Series - Class A	444	5,324	(4,880)	-	490	(490)
Columbia Large Cap Growth Fund, Variable Series - Class A	299	3,722	(3,423)	11	10,772	(10,761)
Columbia Small Cap Value Fund, Variable Series - Class B	179,657	3,140,307	(2,960,650)	246,895	3,607,340	(3,360,445)
Columbia Small Company Growth Fund, Variable Series - Class A	-	144	(144)	408	481	(73)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class 2	3,214,538	8,981,668	(5,767,130)	7,286,695	7,379,935	(93,240)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class 2	38,407,606	22,732,411	15,675,195	22,564,754	5,226,744	17,338,010
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	375,150	243,139	132,011	252,138	76,303	175,835
ING GET Fund:						
ING GET Fund - Series U	8,133	6,231,221	(6,223,088)	27,785	1,429,250	(1,401,465)
ING GET Fund - Series V	83,696	9,515,895	(9,432,199)	41,719	2,662,149	(2,620,430)
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	4,875,586	7,856,182	(2,980,596)	4,146,546	5,263,128	(1,116,582)
ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class	114,147	228,342	(114,195)	91,253	168,268	(77,015)
ING American Funds Asset Allocation Portfolio	23,895,240	3,215,712	20,679,528	-	-	-
ING American Funds Bond Portfolio	37,631,498	9,063,400	28,568,098	-	-	-
ING American Funds Growth Portfolio	66,078,373	41,512,481	24,565,892	29,789,417	11,277,886	18,511,531

155

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2008 | | | 2007 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING American Funds Growth-Income Portfolio	40,022,856	26,811,680	13,211,176	23,002,048	9,362,784	13,639,264
ING American Funds International Portfolio	32,644,018	24,864,560	7,779,458	21,450,539	7,509,459	13,941,080
ING American Funds World Allocation Portfolio - Service Class	1,475,870	29,257	1,446,613	-	-	-
ING BlackRock Large Cap Growth Portfolio - Institutional Class	3	2,895	(2,892)	29,431	4,521	24,910
ING BlackRock Large Cap Growth Portfolio - Service Class	5,752,600	5,400,606	351,994	3,392,317	3,299,104	93,213
ING BlackRock Large Cap Value Portfolio - Service Class	87,456	1,082,168	(994,712)	1,152,523	2,187,803	(1,035,280)
ING BlackRock Large Cap Value Portfolio - Service 2 Class	6,407	56,978	(50,571)	22,032	42,824	(20,792)
ING Capital Guardian U.S. Equities Portfolio - Service Class	2,193,027	41,270,183	(39,077,156)	1,477,514	8,501,643	(7,024,129)
ING Capital Guardian U.S. Equities Portfolio - Service 2 Class	12,493	571,686	(559,193)	16,799	160,582	(143,783)
ING EquitiesPlus Portfolio - Service Class	236,620	9,686,886	(9,450,266)	282,023	2,616,093	(2,334,070)
ING EquitiesPlus Portfolio - Service 2 Class	-	3,076	(3,076)	-	-	-
ING Evergreen Health Sciences Portfolio - Service Class	12,348,154	10,033,907	2,314,247	4,388,814	4,346,438	42,376
ING Evergreen Omega Portfolio - Service Class	780,203	450,969	329,234	123,710	372,983	(249,273)
ING Evergreen Omega Portfolio - Service 2 Class	919	15,342	(14,423)	12,926	25,954	(13,028)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	15,533,608	20,806,130	(5,272,522)	32,919,896	11,062,186	21,857,710
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	231,193	461,928	(230,735)	607,656	280,761	326,895
ING Focus 5 Portfolio - Service Class	20,714,284	7,849,841	12,864,443	9,998,724	415,746	9,582,978
ING Franklin Income Portfolio - Service Class	29,073,925	22,412,607	6,661,318	24,727,870	7,993,779	16,734,091
ING Franklin Income Portfolio - Service 2 Class	331,544	384,919	(53,375)	666,379	110,792	555,587
ING Franklin Mutual Shares Portfolio - Service Class	11,340,120	7,955,038	3,385,082	18,258,291	1,438,192	16,820,099
ING Franklin Templeton Founding Strategy Portfolio - Service Class	79,149,769	20,954,019	58,195,750	56,203,844	1,896,492	54,307,352
ING Global Real Estate Portfolio - Service Class	13,935,069	8,931,567	5,003,502	11,380,603	5,227,955	6,152,648
ING Global Real Estate Portfolio - Service 2 Class	95,994	79,211	16,783	157,514	68,894	88,620
ING Global Resources Portfolio - Service Class	17,080,043	13,531,849	3,548,194	8,192,476	4,611,641	3,580,835
ING Global Resources Portfolio - Service 2 Class	284,537	353,794	(69,257)	222,469	231,278	(8,809)
ING Global Technology Portfolio - Service Class	3,329,972	18,786,861	(15,456,889)	10,465,819	5,449,106	5,016,713
ING Global Technology Portfolio - Service 2 Class	14,954	454,103	(439,149)	69,329	71,773	(2,444)
ING International Growth Opportunities Portfolio - Service Class	347,675	2,195,689	(1,848,014)	50,536	2,561,047	(2,510,511)

| | Year ended December 31 | | | | | |
| | 2008 | | | 2007 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING International Growth Opportunities Portfolio - Service 2 Class	24,951	85,424	(60,473)	897	64,326	(63,429)
ING Janus Contrarian Portfolio - Service Class	24,274,047	22,399,880	1,874,167	42,142,210	5,958,892	36,183,318
ING Janus Contrarian Portfolio - Service 2 Class	240,422	315,896	(75,474)	1,538,004	186,277	1,351,727
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	182,330	313,840	(131,510)	223,981	229,731	(5,750)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	20,248,514	19,777,306	471,208	15,526,244	8,036,460	7,489,784
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	2,331,586	6,052,262	(3,720,676)	5,325,143	4,871,239	453,904
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	66,112	531,318	(465,206)	269,344	332,299	(62,955)
ING JPMorgan Value Opportunities Portfolio - Service Class	243,112	1,134,143	(891,031)	1,835,681	4,012,744	(2,177,063)
ING JPMorgan Value Opportunities Portfolio - Service 2 Class	3,859	46,066	(42,207)	50,178	48,886	1,292
ING Julius Baer Foreign Portfolio - Service Class	18,699,161	18,683,200	15,961	17,231,773	7,734,483	9,497,290
ING Julius Baer Foreign Portfolio - Service 2 Class	302,000	479,674	(177,674)	378,723	350,120	28,603
ING Legg Mason Value Portfolio - Service Class	5,311,958	11,855,180	(6,543,222)	6,298,586	10,000,160	(3,701,574)
ING Legg Mason Value Portfolio - Service 2 Class	200,132	456,493	(256,361)	105,163	283,900	(178,737)
ING LifeStyle Aggressive Growth Portfolio - Service Class	20,081,738	20,886,430	(804,692)	23,531,119	10,921,006	12,610,113
ING LifeStyle Aggressive Growth Portfolio - Service 2 Class	119,492	82,910	36,582	194,362	69,860	124,502
ING LifeStyle Conservative Portfolio - Service Class	17,350,368	1,250,179	16,100,189	-	-	-
ING LifeStyle Growth Portfolio - Service Class	128,672,824	65,931,731	62,741,093	97,552,170	15,001,336	82,550,834
ING LifeStyle Growth Portfolio - Service 2 Class	393,960	164,843	229,117	394,425	112,425	282,000
ING LifeStyle Moderate Growth Portfolio - Service Class	108,054,957	55,553,992	52,500,965	72,004,448	12,849,674	59,154,774
ING LifeStyle Moderate Growth Portfolio - Service 2 Class	395,247	369,658	25,589	926,003	86,239	839,764
ING LifeStyle Moderate Portfolio - Service Class	90,761,793	39,182,323	51,579,470	42,883,011	14,146,466	28,736,545
ING LifeStyle Moderate Portfolio - Service 2 Class	774,140	616,897	157,243	643,331	194,029	449,302
ING Limited Maturity Bond Portfolio - Service Class	290,597	2,356,870	(2,066,273)	74,412	2,373,798	(2,299,386)
ING Liquid Assets Portfolio - Service Class	318,256,889	235,944,081	82,312,808	93,757,034	71,823,815	21,933,219
ING Liquid Assets Portfolio - Service 2 Class	10,022,475	6,984,421	3,038,054	2,815,522	2,022,559	792,963
ING Lord Abbett Affiliated Portfolio - Service Class	289,874	2,329,501	(2,039,627)	528,161	3,255,802	(2,727,641)
ING Lord Abbett Affiliated Portfolio - Service 2 Class	3,898	29,418	(25,520)	13,870	33,636	(19,766)
ING Marsico Growth Portfolio - Service Class	9,714,966	13,856,667	(4,141,701)	6,373,439	9,569,402	(3,195,963)
ING Marsico Growth Portfolio - Service 2 Class	99,590	230,242	(130,652)	143,040	213,203	(70,163)
ING Marsico International Opportunities Portfolio - Service Class	11,123,956	9,422,714	1,701,242	9,007,048	4,378,693	4,628,355

	Year ended December 31					
	2008			**2007**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING MFS Total Return Portfolio - Service Class	7,594,899	12,608,231	(5,013,332)	3,905,441	8,874,134	(4,968,693)
ING MFS Total Return Portfolio - Service 2 Class	129,192	614,062	(484,870)	329,807	644,535	(314,728)
ING MFS Utilities Portfolio - Service Class	23,836,751	19,922,925	3,913,826	16,858,864	7,663,895	9,194,969
ING Mid Cap Growth Portfolio - Service Class	154,164	15,313,207	(15,159,043)	453,203	4,190,342	(3,737,139)
ING Mid Cap Growth Portfolio - Service Class 2	5,852	1,271,771	(1,265,919)	50,146	161,152	(111,006)
ING Multi-Manager International Small Cap Portfolio - Class S	969,332	475,485	493,847	-	-	-
ING Oppenheimer Active Asset Allocation Portfolio - Service Class	427,911	16,299	411,612	-	-	-
ING Oppenheimer Main Street Portfolio® - Service Class	2,667,157	4,848,712	(2,181,555)	1,086,370	3,823,715	(2,737,345)
ING Oppenheimer Main Street Portfolio® - Service 2 Class	11,717	43,757	(32,040)	17,382	43,427	(26,045)
ING PIMCO Core Bond Portfolio - Service Class	148,312,824	68,903,229	79,409,595	32,180,852	11,423,159	20,757,693
ING PIMCO Core Bond Portfolio - Service 2 Class	2,422,074	1,361,491	1,060,583	874,413	626,201	248,212
ING PIMCO High Yield Portfolio - Service Class	7,328,265	19,504,693	(12,176,428)	14,830,119	21,624,655	(6,794,536)
ING Pioneer Fund Portfolio - Service Class	637,444	2,057,989	(1,420,545)	1,488,496	2,393,316	(904,820)
ING Pioneer Mid Cap Value Portfolio - Service Class	28,952,917	20,716,105	8,236,812	8,950,069	9,108,794	(158,725)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	28,597,491	24,119,335	4,478,156	13,154,544	7,974,624	5,179,920
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	301,468	1,194,157	(892,689)	423,559	863,366	(439,807)
ING T. Rowe Price Equity Income Portfolio - Service Class	7,655,742	9,493,239	(1,837,497)	3,558,971	5,826,295	(2,267,324)
ING T. Rowe Price Equity Income Portfolio - Service 2 Class	186,781	364,938	(178,157)	115,777	246,775	(130,998)
ING Templeton Global Growth Portfolio - Service Class	3,095,739	4,953,235	(1,857,496)	3,345,705	3,805,315	(459,610)
ING Templeton Global Growth Portfolio - Service 2 Class	30,067	137,053	(106,986)	50,309	67,133	(16,824)
ING UBS U.S. Allocation Portfolio - Service Class	30,820	8,014,724	(7,983,904)	75,621	1,903,072	(1,827,451)
ING UBS U.S. Allocation Portfolio - Service 2 Class	8,531	360,602	(352,071)	2,104	58,309	(56,205)
ING Van Kampen Capital Growth Portfolio - Service Class	16,999,139	4,838,809	12,160,330	477,340	1,413,198	(935,858)
ING Van Kampen Capital Growth Portfolio - Service 2 Class	18,672	907,281	(888,609)	44,342	134,547	(90,205)
ING Van Kampen Global Franchise Portfolio - Service Class	6,603,917	8,484,047	(1,880,130)	6,554,668	6,017,138	537,530
ING Van Kampen Global Franchise Portfolio - Service 2 Class	151,446	779,421	(627,975)	186,901	391,454	(204,553)
ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class	376,816	58,534	318,282	-	-	-
ING Van Kampen Growth and Income Portfolio - Service Class	3,960,823	6,953,624	(2,992,801)	2,255,192	5,781,347	(3,526,155)
ING Van Kampen Growth and Income Portfolio - Service 2 Class	216,645	833,877	(617,232)	241,010	483,252	(242,242)
ING Van Kampen Large Cap Growth Portfolio - Service Class	1,621,728	16,537,045	(14,915,317)	2,173,506	4,749,350	(2,575,844)

	Year ended December 31					
	2008			**2007**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Van Kampen Real Estate Portfolio - Service Class	1,895,100	4,168,239	(2,273,139)	2,200,314	5,656,024	(3,455,710)
ING Van Kampen Real Estate Portfolio - Service 2 Class	99,116	313,390	(214,274)	162,695	276,870	(114,175)
ING VP Index Plus International Equity Portfolio - Service Class	316,780	1,041,046	(724,266)	3,523,727	2,966,888	556,839
ING VP Index Plus International Equity Portfolio - Service 2 Class	1,387	22,864	(21,477)	31,966	26,632	5,334
ING Wells Fargo Disciplined Value Portfolio - Service Class	495,396	9,464,345	(8,968,949)	364,639	2,653,205	(2,288,566)
ING Wells Fargo Disciplined Value Portfolio - Service 2 Class	1,754	290,581	(288,827)	10,864	32,408	(21,544)
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	49,110	449,683	(400,573)	871,831	1,703,447	(831,616)
ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class	419	7,989	(7,570)	10,381	65,860	(55,479)
ING Mutual Funds:						
ING Diversified International Fund - Class R	1,357	6,179	(4,822)	41,018	14,524	26,494
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Service Class	12,181	6,516	5,665	6,241	23,235	(16,994)
ING American Century Small-Mid Cap Value Portfolio - Service Class	8,498	6,369	2,129	10,345	14,993	(4,648)
ING Baron Small Cap Growth Portfolio - Service Class	14,185,144	9,097,198	5,087,946	10,615,603	4,068,626	6,546,977
ING Columbia Small Cap Value II Portfolio - Service Class	18,865,474	12,373,074	6,492,400	10,796,437	3,737,600	7,058,837
ING Davis New York Venture Portfolio - Service Class	17,588,696	6,274,019	11,314,677	10,139,826	2,365,738	7,774,088
ING JPMorgan International Portfolio - Service Class	1,116,856	10,663,229	(9,546,373)	4,668,459	3,781,283	887,176
ING JPMorgan Mid Cap Value Portfolio - Service Class	4,500,990	1,905,326	2,595,664	247,695	430,579	(182,884)
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	1,110,284	2,547,033	(1,436,749)	2,222,837	2,867,147	(644,310)
ING Neuberger Berman Partners Portfolio - Service Class	515,915	2,985,982	(2,470,067)	388,810	3,835,983	(3,447,173)
ING Neuberger Berman Regency Portfolio - Service Class	1,543,565	2,816,360	(1,272,795)	1,903,238	939,755	963,483
ING OpCap Balanced Value Portfolio - Service Class	4,127	54,033	(49,906)	15,254	22,040	(6,786)
ING Oppenheimer Global Portfolio - Initial Class	34,824	244,888	(210,064)	25,562	263,881	(238,319)
ING Oppenheimer Global Portfolio - Service Class	5,982,499	4,603,003	1,379,496	5,060,340	1,995,229	3,065,111
ING Oppenheimer Strategic Income Portfolio - Service Class	591,212	539,474	51,738	537,568	59,995	477,573
ING PIMCO Total Return Portfolio - Service Class	508,319	181,381	326,938	175,876	49,256	126,620
ING Solution 2015 Portfolio - Service Class	807,195	292,478	514,717	606,041	118,452	487,589
ING Solution 2025 Portfolio - Service Class	697,835	106,385	591,450	376,979	68,156	308,823
ING Solution 2035 Portfolio - Service Class	421,452	36,400	385,052	614,276	145,947	468,329

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Year ended December 31					
	2008			**2007**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING Solution 2045 Portfolio - Service Class	79,705	10,611	69,094	85,663	25,557	60,106
ING Solution Income Portfolio - Service Class	352,910	179,167	173,743	371,396	15,267	356,129
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	173,642	38,243	135,399	92,840	40,400	52,440
ING T. Rowe Price Growth Equity Portfolio - Service Class	4,856,598	3,124,542	1,732,056	3,927,246	912,915	3,014,331
ING Templeton Foreign Equity Portfolio - Service Class	23,495,762	10,533,852	12,961,910	10,843,184	4,355,628	6,487,556
ING Thornburg Value Portfolio - Initial Class	12,370	70,971	(58,601)	23,570	107,590	(84,020)
ING Thornburg Value Portfolio - Service Class	66,473	494,495	(428,022)	1,767,400	1,252,554	514,846
ING UBS U.S. Large Cap Equity Portfolio - Service Class	74,285	364,563	(290,278)	536,086	1,188,444	(652,358)
ING UBS U.S. Small Cap Growth Portfolio - Service Class	77,036	333,748	(256,712)	716,057	976,619	(260,562)
ING Van Kampen Comstock Portfolio - Service Class	4,752,673	5,122,227	(369,554)	3,683,459	2,777,229	906,230
ING Van Kampen Equity and Income Portfolio - Initial Class	4,321	66,669	(62,348)	653	38,605	(37,952)
ING Van Kampen Equity and Income Portfolio - Service Class	15,369,468	5,160,161	10,209,307	4,313,892	1,149,257	3,164,635
ING Strategic Allocation Portfolios, Inc.:						
ING VP Strategic Allocation Conservative Portfolio - Class S	22,249	15,008	7,241	66,377	20,091	46,286
ING VP Strategic Allocation Growth Portfolio - Class S	24,916	4,989	19,927	19,553	12,080	7,473
ING VP Strategic Allocation Moderate Portfolio - Class S	12,127	13,804	(1,677)	18,075	9,633	8,442
ING Variable Funds:						
ING VP Growth and Income Portfolio - Class I	68	477	(409)	15,093	27	15,066
ING VP Growth and Income Portfolio - Class S	54,369,875	10,094,718	44,275,157	231,814	53,562	178,252
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 1	116,698	6,726,948	(6,610,250)	68,048	1,839,469	(1,771,421)
ING GET U.S. Core Portfolio - Series 2	141,695	4,918,370	(4,776,675)	11,269	1,371,451	(1,360,182)
ING GET U.S. Core Portfolio - Series 3	99,250	896,367	(797,117)	461,393	2,478,009	(2,016,616)
ING GET U.S. Core Portfolio - Series 4	132,927	737,417	(604,490)	659,129	2,023,924	(1,364,795)
ING GET U.S. Core Portfolio - Series 5	30,371	435,448	(405,077)	313,238	787,386	(474,148)
ING GET U.S. Core Portfolio - Series 6	15,244	432,401	(417,157)	140,486	669,356	(528,870)
ING GET U.S. Core Portfolio - Series 7	71,084	381,434	(310,350)	113,190	750,603	(637,413)
ING GET U.S. Core Portfolio - Series 8	58,893	230,012	(171,119)	3,065	104,812	(101,747)
ING GET U.S. Core Portfolio - Series 9	27,518	117,771	(90,253)	5,684	258,939	(253,255)
ING GET U.S. Core Portfolio - Series 10	93,484	153,870	(60,386)	10,278	253,221	(242,943)

| | **Year ended December 31** | | | | | |
| | **2008** | | | **2007** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Insurance Trust (continued):						
ING GET U.S. Core Portfolio - Series 11	26,699	121,272	(94,573)	207,824	427,490	(219,666)
ING GET U.S. Core Portfolio - Series 12	3,294	91,027	(87,733)	12,091	83,121	(71,030)
ING GET U.S. Core Portfolio - Series 13	2,187,257	3,476,413	(1,289,156)	18,043	1,797,294	(1,779,251)
ING GET U.S. Core Portfolio - Series 14	574,041	1,850,938	(1,276,897)	9,914,485	1,254,365	8,660,120
ING VP Global Equity Dividend Portfolio	13,743	5,509,267	(5,495,524)	35,219	1,319,249	(1,284,030)
ING Variable Portfolios, Inc.:						
ING BlackRock Global Science and Technology Portfolio - Class S	19,307,804	5,970,899	13,336,905	41,686	10,858	30,828
ING Global Equity Option Portfolio - Class S	269,308	8,647	260,661	-	-	-
ING International Index Portfolio - Class S	1,344,546	346,297	998,249	-	-	-
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class S	26,307,158	8,888,992	17,418,166	-	-	-
ING Opportunistic Large Cap Growth Portfolio - Class S	24,035	24,639	(604)	28,426	6,159	22,267
ING Opportunistic Large Cap Value Portfolio - Class S	76,054	482,859	(406,805)	74,779	474,964	(400,185)
ING Russell™ Global Large Cap Index 85% Portfolio - Class S	559,291	224,391	334,900	-	-	-
ING Russell™ Large Cap Index Portfolio - Class S	5,347,374	1,928,900	3,418,474	-	-	-
ING Russell™ Mid Cap Index Portfolio - Class S	4,727,979	1,024,428	3,703,551	-	-	-
ING Russell™ Small Cap Index Portfolio - Class S	14,797,236	4,654,693	10,142,543	-	-	-
ING VP Index Plus LargeCap Portfolio - Class S	9,830,865	11,570,172	(1,739,307)	14,794,359	6,908,813	7,885,546
ING VP Index Plus MidCap Portfolio - Class S	3,015,661	6,163,391	(3,147,730)	6,575,887	6,157,291	418,596
ING VP Index Plus SmallCap Portfolio - Class S	2,437,053	5,151,198	(2,714,145)	4,376,954	5,000,708	(623,754)
ING VP Small Company Portfolio - Class S	8,414,905	2,700,247	5,714,658	60,397	29,488	30,909
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	29,686,496	5,744,115	23,942,381	-	-	-
ING Variable Products Trust:						
ING VP Financial Services Portfolio - Class S	3,145,142	9,261,640	(6,116,498)	2,574,858	3,362,250	(787,392)
ING VP International Value Portfolio - Class S	308,055	200,121	107,934	356,474	103,828	252,646
ING VP MidCap Opportunities Portfolio - Class S	39,227,782	7,465,272	31,762,510	65,351	627,961	(562,610)
ING VP Real Estate Portfolio - Class S	142,755	742,451	(599,696)	380,145	172,000	208,145
ING VP SmallCap Opportunities Portfolio - Class S	576,329	2,931,439	(2,355,110)	801,987	3,753,438	(2,951,451)
ING VP Balanced Portfolio, Inc.:						
ING VP Balanced Portfolio - Class S	154,763	244,970	(90,207)	151,904	245,344	(93,440)

	Year ended December 31					
	2008			2007		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class S	72,084,714	56,248,042	15,836,672	51,657,398	15,860,782	35,796,616
Legg Mason Partners Variable Equity Trust:						
Legg Mason Partners Variable International All Cap Opportunity Portfolio	41	1,863	(1,822)	29	2,145	(2,116)
Legg Mason Partners Variable Investors Portfolio	438	5,875	(5,437)	26,328	8,991	17,337
Legg Mason Partners Variable Income Trust:						
Legg Mason Partners Variable High Income Portfolio	13	2,153	(2,140)	44	1,624	(1,580)
Legg Mason Partners Variable Money Market Portfolio	700	11,400	(10,700)	13,241	2,667	10,574
Oppenheimer Variable Account Funds:						
Oppenheimer Main Street Small Cap Fund®/VA - Service Class	18,190	17,432	758	45,506	17,822	27,684
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	787,873	264,788	523,085	140,529	48,748	91,781
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class II	424,102	242,777	181,325	633,970	153,393	480,577
Pioneer Small Cap Value VCT Portfolio - Class II	42,454	140,795	(98,341)	45,038	179,382	(134,344)
ProFunds:						
ProFund VP Bull	241,994	947,511	(705,517)	1,643,998	4,462,811	(2,818,813)
ProFund VP Europe 30	50,496	485,032	(434,536)	27,228	833,461	(806,233)
ProFund VP Rising Rates Opportunity	248,601	1,391,333	(1,142,732)	1,493,646	3,380,268	(1,886,622)
ProFund VP Small-Cap	287,439	5,413,204	(5,125,765)	1,807,007	4,774,204	(2,967,197)
Wells Fargo Funds Trust:						
Wells Fargo Advantage Asset Allocation Fund	1,340	32,662	(31,322)	412	26,763	(26,351)
Wells Fargo Advantage C&B Large Cap Value Fund	298	9,273	(8,975)	236	4,255	(4,019)
Wells Fargo Advantage Equity Income Fund	2,424	13,327	(10,903)	147	7,839	(7,692)
Wells Fargo Advantage Large Company Growth Fund	4,152	48,046	(43,894)	1,775	32,803	(31,028)
Wells Fargo Advantage Money Market Fund	-	8,122	(8,122)	-	18,720	(18,720)
Wells Fargo Advantage Small Cap Growth Fund	372	9,704	(9,332)	166	8,000	(7,834)
Wells Fargo Advantage Total Return Bond Fund	2	26,260	(26,258)	3,957	15,062	(11,105)

9.   Unit Summary

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Leisure Fund - Series I Shares			
Contracts in accumulation period:			
Band 4	4,742.952	$ 7.95	$ 37,706
Band 5	6,468.665	7.92	51,232
Band 6	267,247.389	7.87	2,103,237
Band 7	301,705.626	7.84	2,365,372
Band 8	64,491.267	7.79	502,387
Band 9	33,109.303	7.76	256,928
Band 10	251,551.788	7.74	1,947,011
Band 11	82,780.105	7.71	638,235
Band 12	109,827.602	7.69	844,574
Band 13	178,444.804	7.66	1,366,887
Band 14	315,814.631	7.61	2,403,349
Band 15	83,040.546	7.58	629,447
Band 16	4,902.420	7.53	36,915
Band 17	187,576.807	7.50	1,406,826
Band 18	1,547.001	7.48	11,572
Band 19	45,659.264	7.43	339,248
Band 20	221,649.320	7.63	1,691,184
Band 21	30,155.943	7.56	227,979
Band 26	11,818.298	8.11	95,846
Band 27	13,508.906	7.95	107,396
Band 28	403.891	7.87	3,179
Band 29	16,489.846	7.84	129,280
Band 30	12,158.036	7.68	93,374
Band 31	3,826.083	7.61	29,116
Band 32	445.983	7.46	3,327
Band 34	817.385	7.28	5,951
Band 41	7,777.692	7.89	61,366
Band 42	1,886.347	7.81	14,732
Band 43	14,291.781	7.75	110,761
Band 45	1,899.865	6.80	12,919
Band 46	43,212.524	6.57	283,906
Band 47	8,571.531	6.53	55,972
	2,327,823.601		$ 17,867,214

Division/Contract	Units	Unit Value	Extended Value
BlackRock Global Allocation V.I. Fund - Class III			
Contracts in accumulation period:			
Band 2	8,355.500	$ 8.02	$ 67,011
Band 4	19,888.089	8.00	159,105
Band 5	5,483.069	8.00	43,865
Band 6	5,658,471.677	7.99	45,211,189
Band 7	1,398,127.123	7.99	11,171,036
Band 8	3,029,922.707	7.98	24,178,783
Band 9	99,300.657	7.98	792,419
Band 10	14,862,682.360	7.98	118,604,205
Band 11	1,684,293.624	7.97	13,423,820
Band 12	167,445.465	7.97	1,334,540
Band 13	2,906,934.491	7.97	23,168,268
Band 14	2,686,180.582	7.96	21,381,997
Band 15	4,810,195.451	7.96	38,289,156
Band 16	323,318.190	7.95	2,570,380
Band 17	3,501,780.443	7.95	27,839,155
Band 18	6,638.649	7.95	52,777
Band 19	122,021.433	7.94	968,850
Band 20	1,238,981.213	7.97	9,874,680
Band 21	130,423.786	7.96	1,038,173
Band 26	157,682.953	8.02	1,264,617
Band 27	32,380.386	8.00	259,043
Band 28	219.205	7.99	1,751
Band 29	144,330.733	7.99	1,153,203
Band 30	29,713.794	7.97	236,819
Band 31	17,229.101	7.96	137,144
Band 34	10,017.043	7.92	79,335
Band 38	138,659.517	8.02	1,112,049
Band 41	2,681.829	7.97	21,374
Band 43	89,906.036	7.95	714,753
Band 45	1,211.413	7.92	9,594
Band 46	3,862,644.533	7.94	30,669,398
Band 47	868,355.783	7.94	6,894,745
Band 50	3,871.173	7.97	30,853
Band 55	1,451.509	7.98	11,583
Band 56	1,838,877.576	8.01	14,729,409
Band 57	22,562.738	7.97	179,825
Band 59	9,878.613	7.94	78,436
Band 60	10,538.377	7.98	84,096
	49,902,656.821		$ 397,837,436

Division/Contract	Units	Unit Value	Extended Value
Columbia Asset Allocation Fund, Variable Series - Class A			
Contracts in accumulation period:			
Band 6	667.658	$ 11.45	$ 7,645
Band 7	13,135.132	11.42	150,003
Band 8	3,321.125	11.35	37,695
Band 9	3,753.571	11.32	42,490
Band 11	1,169.047	11.25	13,152
Band 13	940.899	11.19	10,529
	22,987.432		$ 261,514
Columbia Federal Securities Fund, Variable Series - Class A			
Contracts in accumulation period:			
Band 7	1,824.374	$ 11.93	$ 21,765
Band 13	423.964	11.69	4,956
	2,248.338		$ 26,721
Columbia Large Cap Growth Fund, Variable Series - Class A			
Contracts in accumulation period:			
Band 6	1,967.151	$ 7.67	$ 15,088
Band 7	23,763.492	7.66	182,028
Band 9	1,668.272	7.61	12,696
Band 11	1,020.021	7.58	7,732
Band 13	3,532.037	7.55	26,667
Band 14	1,802.213	7.52	13,553
	33,753.186		$ 257,764
Columbia Small Cap Value Fund, Variable Series - Class B			
Contracts in accumulation period:			
Band 2	1,770.705	$ 9.24	$ 16,361
Band 4	9,229.941	14.06	129,773
Band 5	12,823.214	14.02	179,781
Band 6	1,517,241.636	13.94	21,150,348
Band 7	1,030,404.839	13.90	14,322,627
Band 8	489,524.074	13.82	6,765,223
Band 9	51,903.561	13.78	715,231
Band 10	1,247,387.731	13.74	17,139,107
Band 11	434,602.599	13.70	5,954,056
Band 12	195,677.623	13.66	2,672,956
Band 13	490,206.035	13.62	6,676,606
Band 14	1,667,317.663	13.54	22,575,481
Band 15	464,505.745	13.51	6,275,473
Band 16	57,651.473	13.43	774,259
Band 17	1,052,464.286	13.39	14,092,497
Band 18	13,136.255	13.35	175,369
Band 19	64,510.565	13.27	856,055
Band 20	1,007,368.823	13.58	13,680,069
Band 21	77,471.702	13.47	1,043,544
Band 26	27,505.082	9.25	254,422

Division/Contract	Units	Unit Value	Extended Value
Columbia Small Cap Value Fund, Variable Series - Class B (continued)			
Band 27	10,980.998	$ 9.15	$ 100,476
Band 28	1,152.898	9.10	10,491
Band 29	21,383.735	9.08	194,164
Band 30	11,727.516	8.98	105,313
Band 31	7,124.563	8.93	63,622
Band 41	1,198.618	8.98	10,764
Band 42	2,130.389	8.92	19,003
Band 43	7,295.697	8.87	64,713
Band 44	3,154.946	8.75	27,606
Band 46	650,445.265	8.29	5,392,191
Band 47	40,940.471	8.24	337,349
	10,670,238.648		$ 141,774,930
Columbia Small Company Growth Fund, Variable Series - Class A			
Contracts in accumulation period:			
Band 6	1,431.655	$ 12.07	$ 17,280
Band 7	480.446	12.03	5,780
Band 8	1,252.464	11.96	14,979
Band 13	1,104.454	11.79	13,022
	4,269.019		$ 51,061
Fidelity® VIP Equity-Income Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 2	4,363.889	$ 7.87	$ 34,344
Band 3	1,720.149	7.66	13,176
Band 4	138,149.150	7.72	1,066,511
Band 5	88,690.782	7.69	682,032
Band 6	3,016,228.364	7.63	23,013,822
Band 7	1,938,739.708	7.61	14,753,809
Band 8	1,074,632.971	7.55	8,113,479
Band 9	324,938.967	7.52	2,443,541
Band 10	2,321,019.263	7.49	17,384,434
Band 11	667,353.129	7.46	4,978,454
Band 12	530,273.351	7.43	3,939,931
Band 13	1,236,481.351	7.41	9,162,327
Band 14	2,619,458.761	7.35	19,253,022
Band 15	901,575.958	7.32	6,599,536
Band 16	137,248.612	7.27	997,797
Band 17	1,720,702.470	7.24	12,457,886
Band 18	33,114.483	7.21	238,755
Band 19	127,692.732	7.16	914,280
Band 20	1,385,760.259	7.38	10,226,911
Band 21	270,877.495	7.29	1,974,697
Band 25	10,215.190	7.93	81,006
Band 26	401,729.066	7.90	3,173,660

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Service Class 2 (continued)			
Band 27	154,128.876	$ 7.72	$ 1,189,875
Band 28	27,415.397	7.63	209,179
Band 29	408,019.459	7.60	3,100,948
Band 30	172,300.172	7.43	1,280,190
Band 31	122,027.041	7.35	896,899
Band 32	3,551.209	7.19	25,533
Band 33	348.631	7.08	2,468
Band 34	917.503	7.00	6,423
Band 35	289,513.207	8.02	2,321,896
Band 36	25,504.849	7.90	201,488
Band 37	32,252.793	7.81	251,894
Band 38	622,078.465	9.10	5,660,914
Band 39	97,875.854	9.00	880,883
Band 40	40,919.858	8.93	365,414
Band 41	28,951.402	8.39	242,902
Band 42	28,136.543	8.30	233,533
Band 43	124,508.892	8.23	1,024,708
Band 44	426.773	7.23	3,086
Band 45	25,291.028	7.13	180,325
Band 46	908,790.136	6.82	6,197,949
Band 47	176,414.059	6.78	1,196,087
Band 51	676.377	6.42	4,342
Band 55	1,302.959	6.52	8,495
Band 56	16,734.973	6.01	100,577
	22,259,052.556		$ 167,089,418
Fidelity® VIP Contrafund® Portfolio - Service Class 2			
Contracts in accumulation period:			
Band 2	13,580.948	$ 8.72	$ 118,426
Band 4	411,910.210	10.40	4,283,866
Band 5	140,522.105	10.33	1,451,593
Band 6	11,187,819.700	8.59	96,103,371
Band 7	2,179,470.318	10.22	22,274,187
Band 8	5,979,391.179	8.55	51,123,795
Band 9	837,577.839	10.10	8,459,536
Band 10	14,367,566.180	8.82	126,721,934
Band 11	1,689,055.287	8.50	14,356,970
Band 12	444,099.829	8.48	3,765,967
Band 13	3,901,937.521	9.95	38,824,278
Band 14	5,247,164.378	8.43	44,233,596
Band 15	4,486,056.348	9.84	44,142,794
Band 16	490,869.409	8.39	4,118,394
Band 17	4,764,204.557	8.37	39,876,392
Band 18	15,967.192	8.35	133,326

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Service Class 2 (continued)			
Band 19	146,257.641	$ 8.57	$ 1,253,428
Band 20	1,602,259.423	8.74	14,003,747
Band 21	515,329.485	8.68	4,473,060
Band 26	867,530.309	10.61	9,204,497
Band 27	346,513.430	10.37	3,593,344
Band 28	83,418.807	10.25	855,043
Band 29	940,563.092	10.21	9,603,149
Band 30	306,968.232	9.98	3,063,543
Band 31	112,124.489	9.87	1,106,669
Band 32	3,117.563	9.66	30,116
Band 33	889.807	9.51	8,462
Band 34	14,475.318	9.40	136,068
Band 35	687,566.660	10.77	7,405,093
Band 36	151,254.442	10.61	1,604,810
Band 37	86,120.548	10.49	903,405
Band 38	2,609,646.792	11.12	29,019,272
Band 39	679,944.618	11.00	7,479,391
Band 40	250,630.207	10.91	2,734,376
Band 41	175,323.117	10.13	1,776,023
Band 42	54,444.826	10.02	545,537
Band 43	286,978.364	9.94	2,852,565
Band 44	14,493.000	8.72	126,379
Band 45	42,173.735	8.59	362,272
Band 46	5,187,986.499	8.34	43,267,807
Band 47	742,258.188	8.29	6,153,320
Band 50	35,092.835	7.11	249,510
Band 51	798.678	7.06	5,639
Band 52	12,249.618	7.17	87,830
Band 53	769.975	7.13	5,490
Band 54	3,039.638	7.07	21,490
Band 55	9,056.027	7.16	64,841
Band 56	766,618.524	5.95	4,561,380
Band 57	2,753.171	5.92	16,299
Band 58	1,107.322	5.90	6,533
Band 59	1,573.297	5.89	9,267
Band 60	3,244.329	5.92	19,206
	72,901,765.006		$ 656,597,286
Franklin Small Cap Value Securities Fund - Class 2			
Contracts in accumulation period:			
Band 35	65,436.400	$ 11.69	$ 764,952
Band 36	16,717.872	11.52	192,590
Band 37	8,901.301	11.40	101,475
Band 38	335,194.667	11.94	4,002,224
Band 39	165,926.765	11.81	1,959,595
Band 40	19,263.165	11.71	225,572
	611,440.170		$ 7,246,408

Division/Contract	Units	Unit Value	Extended Value
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	46,421.759	$ 12.60	$ 584,914
Band 3	2,287.535	12.04	27,542
Band 4	86,648.710	12.20	1,057,114
Band 5	67,890.087	12.12	822,828
Band 6	2,456,785.774	11.97	29,407,726
Band 7	1,277,246.835	11.89	15,186,465
Band 8	1,903,819.206	11.73	22,331,799
Band 9	278,070.081	11.66	3,242,297
Band 10	1,526,860.917	11.58	17,681,049
Band 11	2,600,942.493	11.51	29,936,848
Band 12	427,938.042	11.43	4,891,332
Band 13	1,131,514.498	11.36	12,854,005
Band 14	1,779,695.788	11.21	19,950,390
Band 15	598,795.206	11.14	6,670,579
Band 16	52,336.765	11.00	575,704
Band 17	932,094.646	10.93	10,187,794
Band 18	16,324.097	10.86	177,280
Band 19	66,752.667	10.71	714,921
Band 20	474,979.306	11.29	5,362,516
Band 21	78,093.455	11.07	864,495
Band 25	14,247.769	12.76	181,802
Band 26	39,823.038	7.45	296,682
Band 27	13,502.575	7.36	99,379
Band 28	3,878.798	7.32	28,393
Band 29	58,523.064	7.31	427,804
Band 30	30,011.668	7.23	216,984
Band 31	12,436.555	7.19	89,419
Band 32	195.668	7.11	1,391
Band 38	69,753.608	6.10	425,497
Band 41	9,931.177	7.23	71,802
Band 42	1,623.607	7.17	11,641
Band 43	30,638.669	7.13	218,454
Band 44	1,276.033	7.04	8,983
Band 45	314.786	7.00	2,204
Band 46	987,212.174	5.99	5,913,401
Band 47	81,770.191	5.96	487,350
Band 50	3,012.291	6.01	18,104
Band 51	2,580.375	5.97	15,405
Band 54	977.970	5.98	5,848
Band 55	3,479.767	6.05	21,053
Band 56	96,893.220	5.87	568,763
Band 57	835.315	5.84	4,878
	17,268,416.185		$ 191,642,835

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	158,227.777	$ 12.28	$ 1,943,037
Band 8	76.049	12.16	925
Band 10	71,794.225	12.09	867,992
Band 11	3,751.051	12.05	45,200
Band 12	29,019.372	12.01	348,523
Band 13	3,684.846	6.05	22,293
Band 14	46,158.899	6.42	296,340
Band 15	138,519.400	6.40	886,524
Band 17	54,863.918	6.36	348,935
Band 20	269,947.593	11.93	3,220,475
Band 46	148,842.568	5.95	885,613
	924,885.698		$ 8,865,857
ING American Funds Asset Allocation Portfolio			
Contracts in accumulation period:			
Band 2	6,970.807	$ 7.21	$ 50,260
Band 4	30,536.826	7.20	219,865
Band 5	2,553.282	7.19	18,358
Band 6	3,167,030.554	7.19	22,770,950
Band 7	407,806.038	7.19	2,932,125
Band 8	1,209,035.691	7.18	8,680,876
Band 9	6,019.093	7.18	43,217
Band 10	6,791,321.072	7.18	48,761,685
Band 11	939,254.696	7.17	6,734,456
Band 12	49,722.167	7.17	356,508
Band 13	984,329.324	7.17	7,057,641
Band 14	671,271.588	7.16	4,806,305
Band 15	2,220,231.182	7.16	15,896,855
Band 16	183,653.180	7.16	1,314,957
Band 17	861,696.519	7.15	6,161,130
Band 19	3,549.634	7.15	25,380
Band 20	614,586.844	7.17	4,406,588
Band 21	5,282.052	7.16	37,819
Band 26	6,595.481	7.21	47,553
Band 27	4,435.442	7.20	31,935
Band 29	24,539.047	7.19	176,436
Band 30	77,204.502	7.17	553,556
Band 31	126.483	7.16	906
Band 38	12,762.311	7.21	92,016
Band 41	377.004	7.17	2,703
Band 42	13,579.183	7.16	97,227
Band 43	23,294.447	7.16	166,788
Band 45	135.656	7.13	967

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Asset Allocation Portfolio			
(continued)			
Band 46	1,142,003.815	$ 7.15	$ 8,165,327
Band 47	144,997.261	7.14	1,035,280
Band 56	1,004,066.415	7.20	7,229,278
Band 57	40,199.525	7.18	288,633
Band 59	12,425.290	7.15	88,841
Band 60	17,935.721	7.18	128,778
	20,679,528.132		$ 148,381,199
ING American Funds Bond Portfolio			
Contracts in accumulation period:			
Band 2	17,463.432	$ 9.03	$ 157,695
Band 4	108,650.449	8.86	962,643
Band 5	11,755.180	9.01	105,914
Band 6	4,629,576.023	8.85	40,971,748
Band 7	738,443.059	8.84	6,527,837
Band 8	1,811,922.223	8.84	16,017,392
Band 9	150,716.108	8.83	1,330,823
Band 10	6,792,467.190	8.83	59,977,485
Band 11	1,125,423.593	8.82	9,926,236
Band 12	208,410.094	8.82	1,838,177
Band 13	1,643,858.765	8.81	14,482,396
Band 14	1,618,624.480	8.81	14,260,082
Band 15	2,361,763.174	8.80	20,783,516
Band 16	102,771.637	8.79	903,363
Band 17	1,672,931.763	8.79	14,705,070
Band 18	5,400.044	8.79	47,466
Band 19	20,375.011	8.78	178,893
Band 20	779,965.404	8.81	6,871,495
Band 21	26,894.067	8.80	236,668
Band 26	44,946.753	9.04	406,319
Band 27	14,956.022	9.02	134,903
Band 28	18,337.658	9.01	165,222
Band 29	133,576.004	9.00	1,202,184
Band 30	43,206.606	8.98	387,995
Band 31	57,287.382	8.97	513,868
Band 32	722.349	8.95	6,465
Band 33	653.612	8.94	5,843
Band 35	104,979.134	8.90	934,314
Band 36	18,380.313	8.89	163,401
Band 37	21,168.260	8.87	187,762
Band 38	797,009.635	8.88	7,077,446
Band 39	196,521.304	8.87	1,743,144
Band 40	81,936.058	8.85	725,134
Band 41	2,538.772	8.98	22,798

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Bond Portfolio (continued)			
Band 42	1,370.294	$ 8.97	$ 12,292
Band 43	56,101.151	8.96	502,666
Band 45	318.256	8.93	2,842
Band 46	1,885,154.268	8.78	16,551,654
Band 47	203,705.464	8.77	1,786,497
Band 55	10,197.571	8.84	90,147
Band 56	982,559.381	8.87	8,715,302
Band 57	42,098.277	8.82	371,307
Band 59	9,314.530	8.78	81,782
Band 60	11,125.435	8.83	98,238
Band 61	2,521.776	8.81	22,217
	28,568,097.961		$ 252,196,641
ING American Funds Growth Portfolio			
Contracts in accumulation period:			
Band 2	88,041.155	$ 9.06	$ 797,653
Band 4	1,107,754.378	8.94	9,903,324
Band 5	220,042.522	8.92	1,962,779
Band 6	26,599,640.420	8.87	235,938,811
Band 7	9,893,947.635	8.84	87,462,497
Band 8	12,347,551.890	8.80	108,658,457
Band 9	2,427,888.486	8.77	21,292,582
Band 10	29,486,642.510	8.75	258,008,122
Band 11	5,030,657.922	8.72	43,867,337
Band 12	1,409,201.453	8.70	12,260,053
Band 13	8,891,893.722	8.68	77,181,638
Band 14	16,053,739.250	8.63	138,543,770
Band 15	13,439,437.200	8.61	115,713,554
Band 16	844,814.973	8.56	7,231,616
Band 17	15,738,966.870	8.54	134,410,777
Band 18	53,752.034	8.51	457,430
Band 19	640,582.037	8.47	5,425,730
Band 20	9,047,366.111	8.65	78,259,717
Band 21	1,212,090.695	8.58	10,399,738
Band 26	1,160,066.737	9.09	10,545,007
Band 27	382,001.157	8.94	3,415,090
Band 28	147,894.626	8.87	1,311,825
Band 29	1,268,126.568	8.84	11,210,239
Band 30	420,582.333	8.70	3,659,066
Band 31	315,600.222	8.63	2,723,630
Band 32	4,291.819	8.49	36,438
Band 33	3,245.677	8.40	27,264
Band 34	29,732.233	8.33	247,670
Band 35	281,820.963	7.07	1,992,474

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Growth Portfolio (continued)			
Band 36	29,243.484	$ 7.03	$ 205,582
Band 37	47,047.033	9.01	423,894
Band 38	3,283,374.639	7.01	23,016,456
Band 39	657,871.380	6.97	4,585,364
Band 40	315,228.286	6.93	2,184,532
Band 41	249,976.953	8.70	2,174,799
Band 42	171,291.445	8.61	1,474,819
Band 43	612,577.156	8.54	5,231,409
Band 44	36,746.686	7.68	282,215
Band 45	53,185.739	7.56	402,084
Band 46	12,796,149.960	7.39	94,563,548
Band 47	1,269,952.887	7.35	9,334,154
Band 50	33,925.982	6.61	224,251
Band 51	78,915.529	6.56	517,686
Band 52	6,630.402	6.67	44,225
Band 53	4,914.733	6.63	32,585
Band 54	9,629.811	6.57	63,268
Band 55	53,101.916	6.65	353,128
Band 56	2,783,949.467	5.78	16,091,228
Band 57	30,226.838	5.75	173,804
Band 59	17,312.070	5.72	99,025
Band 60	9,174.000	5.76	52,842
Band 61	3,882.449	5.74	22,285
Band 62	5,354.997	5.72	30,631
	181,107,037.440		$ 1,544,528,102
ING American Funds Growth-Income Portfolio			
Contracts in accumulation period:			
Band 2	56,717.205	$ 8.96	$ 508,186
Band 4	1,203,246.379	8.84	10,636,698
Band 5	86,505.313	8.81	762,112
Band 6	17,876,389.200	8.76	156,597,169
Band 7	6,340,545.582	8.74	55,416,368
Band 8	8,509,722.442	8.69	73,949,488
Band 9	2,591,642.832	8.67	22,469,543
Band 10	19,704,269.010	8.65	170,441,927
Band 11	3,659,804.664	8.62	31,547,516
Band 12	832,399.684	8.60	7,158,637
Band 13	6,229,253.828	8.58	53,446,998
Band 14	11,680,308.770	8.53	99,633,034
Band 15	9,641,840.459	8.51	82,052,062
Band 16	599,067.433	8.46	5,068,110
Band 17	11,513,721.830	8.44	97,175,812
Band 18	26,482.266	8.41	222,716

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Growth-Income Portfolio (continued)			
Band 19	512,263.084	$ 8.37	$ 4,287,642
Band 20	5,697,060.653	8.55	48,709,869
Band 21	1,168,294.096	8.48	9,907,134
Band 26	955,254.962	8.98	8,578,190
Band 27	433,030.389	8.84	3,827,989
Band 28	131,221.475	8.76	1,149,500
Band 29	1,072,823.241	8.74	9,376,475
Band 30	409,427.310	8.60	3,521,075
Band 31	203,673.890	8.53	1,737,338
Band 32	11,676.940	8.40	98,086
Band 33	2,297.745	8.30	19,071
Band 34	66,494.665	8.24	547,916
Band 35	152,201.849	7.33	1,115,640
Band 36	32,161.886	7.28	234,139
Band 37	47,612.037	8.91	424,223
Band 38	2,090,036.983	7.27	15,194,569
Band 39	247,019.943	7.22	1,783,484
Band 40	252,807.060	7.18	1,815,155
Band 41	195,451.691	8.60	1,680,885
Band 42	128,838.583	8.51	1,096,416
Band 43	510,150.976	8.44	4,305,674
Band 44	28,236.855	7.54	212,906
Band 45	67,122.716	7.43	498,722
Band 46	8,523,872.449	7.21	61,457,120
Band 47	990,722.304	7.16	7,093,572
Band 50	23,896.960	6.95	166,084
Band 51	492,072.707	6.90	3,395,302
Band 52	2,236.151	7.02	15,698
Band 53	8,472.905	6.97	59,056
Band 54	9,814.707	6.92	67,918
Band 55	42,227.229	7.00	295,591
Band 56	2,342,258.560	6.43	15,060,723
Band 57	12,208.089	6.39	78,010
Band 59	10,584.783	6.36	67,319
Band 60	11,233.725	6.40	71,896
Band 61	3,930.792	6.38	25,078
	127,440,607.287		$ 1,075,061,841
ING American Funds International Portfolio			
Contracts in accumulation period:			
Band 2	75,206.334	$ 12.91	$ 970,914
Band 4	406,418.658	12.73	5,173,710
Band 5	120,700.278	12.70	1,532,894
Band 6	10,841,337.040	12.63	136,926,087
Band 7	3,913,609.308	12.60	49,311,477

Division/Contract	Units	Unit Value	Extended Value
ING American Funds International Portfolio (continued)			
Band 8	5,544,294.750	$ 12.53	$ 69,470,013
Band 9	1,186,780.967	12.49	14,822,894
Band 10	13,747,430.240	12.46	171,292,981
Band 11	2,347,957.413	12.43	29,185,111
Band 12	739,895.877	12.39	9,167,310
Band 13	4,068,746.926	12.36	50,289,712
Band 14	6,939,693.915	12.29	85,288,838
Band 15	5,030,646.485	12.26	61,675,726
Band 16	531,195.929	12.19	6,475,278
Band 17	6,273,127.695	12.16	76,281,233
Band 18	25,978.068	12.13	315,114
Band 19	272,966.571	12.06	3,291,977
Band 20	2,964,726.278	12.33	36,555,075
Band 21	594,092.256	12.23	7,265,748
Band 26	627,230.774	12.94	8,116,366
Band 27	332,316.291	12.73	4,230,386
Band 28	61,742.600	12.63	779,809
Band 29	614,421.963	12.60	7,741,717
Band 30	213,978.438	12.39	2,651,193
Band 31	137,719.426	12.29	1,692,572
Band 32	1,635.725	12.10	19,792
Band 33	965.056	11.97	11,552
Band 34	19,824.496	11.87	235,317
Band 35	323,096.671	8.75	2,827,096
Band 36	51,578.330	8.70	448,731
Band 37	12,963.341	12.84	166,449
Band 38	2,416,918.902	8.68	20,978,856
Band 39	367,881.494	8.62	3,171,138
Band 40	177,891.437	8.58	1,526,309
Band 41	62,595.529	12.40	776,185
Band 42	41,389.400	12.26	507,434
Band 43	270,774.942	12.16	3,292,623
Band 44	8,339.602	10.05	83,813
Band 45	37,853.908	9.88	373,997
Band 46	6,379,547.533	9.32	59,457,383
Band 47	616,655.353	9.27	5,716,395
Band 50	23,901.102	7.66	183,082
Band 51	465,476.509	7.60	3,537,621
Band 52	7,260.153	7.73	56,121
Band 53	1,946.418	7.68	14,948
Band 54	10,399.551	7.62	79,245
Band 55	24,727.197	7.71	190,647
Band 56	1,629,793.621	5.81	9,469,101

Division/Contract	Units	Unit Value	Extended Value
ING American Funds International Portfolio (continued)			
Band 57	28,997.567	$ 5.78	$ 167,606
Band 58	1,119.951	5.76	6,451
Band 59	7,624.619	5.75	43,842
Band 60	6,646.780	5.78	38,418
Band 61	2,714.832	5.77	15,665
Band 62	5,170.379	5.75	29,730
	80,617,904.878		$ 953,929,682
ING American Funds World Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	296,479.559	$ 9.08	$ 2,692,034
Band 7	18,871.741	9.08	171,355
Band 8	84,689.539	9.08	768,981
Band 9	432.978	9.08	3,931
Band 10	447,067.002	9.08	4,059,368
Band 11	88,971.529	9.07	806,972
Band 13	55,276.319	9.07	501,356
Band 14	10,077.226	9.07	91,400
Band 15	241,754.551	9.07	2,192,714
Band 17	37,707.668	9.06	341,631
Band 20	7,622.916	9.07	69,140
Band 38	225.505	9.09	2,050
Band 46	123,955.060	9.06	1,123,033
Band 47	6,130.864	9.05	55,484
Band 56	27,350.794	9.09	248,619
	1,446,613.251		$ 13,128,068
ING BlackRock Large Cap Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Band 35	14,972.758	$ 5.95	$ 89,088
Band 38	5,753.240	5.92	34,059
Band 40	1,292.360	5.89	7,612
	22,018.358		$ 130,759
ING BlackRock Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	10,235.777	$ 8.16	$ 83,524
Band 3	3,503.005	7.97	27,919
Band 4	46,309.924	8.03	371,869
Band 5	95,432.631	8.00	763,461
Band 6	1,241,675.868	7.94	9,858,906
Band 7	1,056,495.542	7.92	8,367,445
Band 8	607,182.088	7.86	4,772,451

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Growth Portfolio - Service Class (continued)			
Band 9	110,106.181	$ 7.84	$ 863,232
Band 10	1,686,152.549	7.81	13,168,851
Band 11	563,849.294	7.79	4,392,386
Band 12	382,378.860	7.76	2,967,260
Band 13	881,146.668	7.73	6,811,264
Band 14	1,723,705.512	7.68	13,238,058
Band 15	602,909.302	7.65	4,612,256
Band 16	54,484.783	7.60	414,084
Band 17	859,566.871	7.58	6,515,517
Band 18	25,077.115	7.55	189,332
Band 19	55,174.536	7.50	413,809
Band 20	771,754.983	7.71	5,950,231
Band 21	96,232.298	7.63	734,252
Band 25	11,676.592	8.22	95,982
Band 26	191,117.425	7.90	1,509,828
Band 27	59,793.918	7.81	466,990
Band 28	17,818.185	7.77	138,447
Band 29	57,850.623	7.75	448,342
Band 30	45,955.132	7.67	352,476
Band 31	28,574.358	7.62	217,737
Band 32	42.105	7.54	317
Band 35	7,514.977	6.65	49,975
Band 36	5,212.956	6.62	34,510
Band 37	11,416.824	6.60	75,351
Band 38	105,788.751	7.04	744,753
Band 39	4,369.757	6.59	28,797
Band 40	13,642.073	6.57	89,628
Band 41	13,642.977	7.67	104,642
Band 42	152.045	7.61	1,157
Band 43	18,623.308	7.57	140,978
Band 44	422.240	7.47	3,154
Band 45	3,109.803	7.43	23,106
Band 46	602,833.849	7.10	4,280,120
Band 47	70,575.218	7.06	498,261
Band 50	2,186.010	6.95	15,193
Band 51	685.277	6.90	4,728
Band 52	1,015.874	7.01	7,121
Band 55	5,414.067	7.00	37,898
Band 56	71,032.033	6.45	458,157
Band 57	3,013.098	6.41	19,314
Band 60	476.899	6.42	3,062
	12,227,330.161		$ 94,366,131
ING BlackRock Large Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,920.656	$ 9.56	$ 18,361
Band 3	305.715	9.33	2,852

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Value Portfolio - Service Class (continued)			
Band 4	26,841.414	$ 9.40	$ 252,309
Band 5	3,348.980	9.37	31,380
Band 6	315,140.553	9.30	2,930,807
Band 7	300,023.232	9.27	2,781,215
Band 8	200,460.422	9.21	1,846,240
Band 9	31,478.924	9.18	288,977
Band 10	298,716.834	9.15	2,733,259
Band 11	163,047.394	9.12	1,486,992
Band 12	57,901.179	9.09	526,322
Band 13	195,642.408	9.06	1,772,520
Band 14	470,578.251	8.99	4,230,498
Band 15	131,528.999	8.96	1,178,500
Band 16	8,722.945	8.90	77,634
Band 17	285,575.842	8.87	2,533,058
Band 18	10,822.169	8.84	95,668
Band 19	53,659.843	8.78	471,133
Band 20	199,057.781	9.03	1,797,492
Band 21	13,670.856	8.93	122,081
Band 25	1,549.595	9.62	14,907
Band 26	11,162.495	8.56	95,551
Band 27	3,798.260	8.46	32,133
Band 28	582.112	8.41	4,896
Band 29	12,954.913	8.40	108,821
Band 30	9,977.002	8.30	82,809
Band 31	3,201.496	8.26	26,444
Band 41	5.102	8.31	42
Band 43	21,637.368	8.20	177,426
Band 46	200,576.640	7.74	1,552,463
Band 47	39,644.056	7.69	304,863
Band 50	2,096.149	7.31	15,323
Band 51	1,430.993	7.26	10,389
	3,077,060.578		$ 27,603,365
ING BlackRock Large Cap Value Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	24,129.583	$ 11.21	$ 270,493
Band 10	57,512.345	11.03	634,361
Band 11	712.520	10.99	7,831
Band 12	17,831.231	10.96	195,430
Band 13	1,639.187	7.82	12,818
Band 14	5,680.781	8.10	46,014
Band 15	33,583.261	8.08	271,353
Band 17	4,107.257	8.02	32,940
Band 20	52,845.051	10.89	575,483
Band 46	21,546.148	7.69	165,690
	219,587.364		$ 2,212,413

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Evergreen Health Sciences Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	10,397.831	$ 9.29	$ 96,596
Band 3	404.585	9.14	3,698
Band 4	54,801.320	9.18	503,076
Band 5	63,961.075	9.16	585,883
Band 6	2,462,016.955	9.12	22,453,595
Band 7	1,526,712.294	9.09	13,877,815
Band 8	1,357,625.326	9.05	12,286,509
Band 9	105,082.004	9.03	948,890
Band 10	2,194,489.442	9.01	19,772,350
Band 11	765,831.949	8.99	6,884,829
Band 12	365,994.126	8.97	3,282,967
Band 13	1,358,965.302	8.94	12,149,150
Band 14	2,035,890.064	8.90	18,119,422
Band 15	920,324.993	8.88	8,172,486
Band 16	125,433.078	8.84	1,108,828
Band 17	2,051,094.303	8.82	18,090,652
Band 18	68,415.145	8.80	602,053
Band 19	69,339.574	8.75	606,721
Band 20	943,090.485	8.92	8,412,367
Band 21	127,935.100	8.86	1,133,505
Band 25	9,285.937	9.33	86,638
Band 26	133,788.963	9.31	1,245,575
Band 27	30,619.730	9.18	281,089
Band 28	15,757.806	9.11	143,554
Band 29	283,943.803	9.09	2,581,049
Band 30	46,225.564	8.96	414,181
Band 31	64,844.162	8.90	577,113
Band 32	651.805	8.78	5,723
Band 34	2,735.402	8.63	23,607
Band 38	26,361.741	8.52	224,602
Band 41	26,835.671	8.97	240,716
Band 42	11,217.890	8.88	99,615
Band 43	42,561.921	8.82	375,396
Band 44	1,501.089	8.67	13,014
Band 45	10,907.634	8.61	93,915
Band 46	821,610.355	9.04	7,427,358
Band 47	131,422.300	8.99	1,181,486
Band 50	775.441	8.39	6,506
Band 51	654.580	8.33	5,453
Band 52	469.506	8.47	3,977
Band 55	8,566.232	8.45	72,385
Band 56	77,284.099	7.06	545,626
Band 57	2,891.067	7.02	20,295
Band 59	2,783.678	6.98	19,430
	18,361,501.327		$ 164,779,695

Division/Contract	Units	Unit Value	Extended Value
ING Evergreen Omega Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	2,608.247	$ 8.86	$ 23,109
Band 6	74,128.330	8.80	652,329
Band 7	66,305.072	8.78	582,159
Band 8	52,586.531	8.74	459,606
Band 9	9,142.850	8.72	79,726
Band 10	204,381.352	8.70	1,778,118
Band 11	41,442.065	8.68	359,717
Band 12	15,517.166	8.66	134,379
Band 13	41,670.903	8.63	359,620
Band 14	84,278.312	8.59	723,951
Band 15	28,155.174	8.57	241,290
Band 16	4,664.795	8.53	39,791
Band 17	98,477.283	8.51	838,042
Band 19	3,230.743	8.45	27,300
Band 20	47,804.009	8.61	411,593
Band 21	356.608	8.55	3,049
Band 26	45,525.207	8.99	409,272
Band 27	12,692.436	8.86	112,455
Band 28	6,975.142	8.80	61,381
Band 29	57,876.309	8.78	508,154
Band 30	14,954.010	8.65	129,352
Band 31	3,277.063	8.59	28,150
Band 34	480.820	8.34	4,010
Band 35	1,055.546	9.47	9,996
Band 36	602.072	9.40	5,659
Band 37	278.505	9.35	2,604
Band 38	14,953.888	9.38	140,267
Band 39	713.195	9.31	6,640
Band 40	131.621	9.26	1,219
Band 41	103.224	8.66	894
Band 42	1,284.296	8.58	11,019
Band 43	6,511.317	8.52	55,476
Band 46	81,178.498	8.17	663,228
Band 47	6,495.825	8.12	52,746
Band 56	245.460	8.47	2,079
	1,030,083.874		$ 8,918,380
ING Evergreen Omega Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	22,319.995	$ 8.74	$ 195,077
Band 10	10,300.117	8.64	88,993
Band 12	5,099.050	8.60	43,852
Band 15	19,453.232	8.52	165,742
Band 17	8,829.288	8.46	74,696
Band 20	10,635.453	8.56	91,039
Band 46	17,528.608	8.13	142,508
	94,165.743		$ 801,907

Division/Contract	Units	Unit Value	Extended Value
ING FMR℠ Diversified Mid Cap Portfolio - Service Class			
Currently payable annuity contracts:	180.787	$ 10.37	$ 1,875
Contracts in accumulation period:			
Band 1	14,128.213	7.75	109,494
Band 2	156,561.387	10.37	1,623,542
Band 3	16,065.461	10.07	161,779
Band 4	243,969.665	10.16	2,478,732
Band 5	335,617.431	10.12	3,396,448
Band 6	7,990,043.151	10.03	80,140,133
Band 7	6,169,726.654	9.99	61,635,569
Band 8	5,010,768.787	9.91	49,656,719
Band 9	1,079,758.623	9.87	10,657,218
Band 10	6,531,801.163	9.83	64,207,605
Band 11	4,962,459.473	9.79	48,582,478
Band 12	1,606,529.306	9.74	15,647,595
Band 13	5,294,854.469	9.70	51,360,088
Band 14	7,188,889.682	9.62	69,157,119
Band 15	2,076,779.478	9.58	19,895,547
Band 16	321,960.100	9.50	3,058,621
Band 17	3,712,594.828	9.46	35,121,147
Band 18	154,404.391	9.42	1,454,489
Band 19	372,334.675	9.34	3,477,606
Band 20	2,558,482.636	9.66	24,714,942
Band 21	431,395.917	9.54	4,115,517
Band 24	146.593	10.82	1,586
Band 25	92,839.189	10.46	971,098
Band 26	171,018.871	9.13	1,561,402
Band 27	89,067.351	9.03	804,278
Band 28	8,028.539	8.98	72,096
Band 29	147,646.999	8.96	1,322,917
Band 30	68,514.502	8.86	607,038
Band 31	57,885.225	8.81	509,969
Band 34	554.167	8.60	4,766
Band 38	88,931.885	7.46	663,432
Band 41	38,975.521	8.87	345,713
Band 42	17,262.782	8.80	151,912
Band 43	99,605.853	8.75	871,551
Band 44	2,359.672	8.63	20,364
Band 45	2,893.889	8.58	24,830
Band 46	1,923,142.467	8.59	16,519,794
Band 47	317,226.006	8.54	2,709,110
Band 50	16,252.353	7.33	119,130
Band 51	3,879.526	7.28	28,243
Band 52	1,114.742	7.40	8,249

Division/Contract	Units	Unit Value	Extended Value
ING FMR℠ Diversified Mid Cap Portfolio - Service Class (continued)			
Band 53	1,486.378	$ 7.35	$ 10,925
Band 54	3,729.930	7.29	27,191
Band 55	6,884.505	7.38	50,808
Band 56	498,365.910	6.30	3,139,705
Band 57	168.604	6.27	1,057
Band 58	1,081.808	6.25	6,761
Band 59	194.833	6.23	1,214
Band 60	3,576.220	6.27	22,423
	59,892,140.597		$ 581,231,825
ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	411,319.709	$ 13.02	$ 5,355,383
Band 7	5,292.161	12.98	68,692
Band 10	336,418.899	12.82	4,312,890
Band 11	5,800.480	12.78	74,130
Band 12	85,065.743	12.74	1,083,738
Band 13	265.455	8.68	2,304
Band 14	87,015.207	9.93	864,061
Band 15	243,940.982	9.91	2,417,455
Band 17	129,706.975	9.83	1,275,020
Band 20	608,962.537	12.65	7,703,376
Band 46	261,748.416	8.54	2,235,331
	2,175,536.564		$ 25,392,380
ING Focus 5 Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	109,782.232	$ 5.85	$ 642,226
Band 5	3.413	6.03	21
Band 6	5,640,975.365	5.84	32,943,296
Band 7	176,768.729	5.84	1,032,329
Band 8	1,436,110.160	5.83	8,372,522
Band 9	16,788.763	5.82	97,711
Band 10	7,174,466.627	5.82	41,755,396
Band 11	319,218.710	5.82	1,857,853
Band 12	27,567.096	5.81	160,165
Band 13	1,114,370.196	5.81	6,474,491
Band 14	1,215,513.084	5.80	7,049,976
Band 15	1,331,778.340	5.80	7,724,314
Band 16	217,486.950	5.79	1,259,249
Band 17	749,220.740	5.78	4,330,496
Band 18	3,293.955	5.78	19,039
Band 19	11,534.127	5.77	66,552
Band 20	94,170.586	5.80	546,189
Band 21	1,737.832	5.79	10,062

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Focus 5 Portfolio - Service Class (continued)			
Band 26	434.425	$ 6.04	$ 2,624
Band 28	627.767	6.02	3,779
Band 29	16,356.869	6.02	98,468
Band 30	1,503.088	6.01	9,034
Band 31	170.787	6.00	1,025
Band 35	1,521.903	6.42	9,771
Band 36	10,042.648	6.42	64,474
Band 38	223,235.702	5.87	1,310,394
Band 39	3,845.805	6.41	24,652
Band 40	1,167.671	6.41	7,485
Band 46	1,252,147.393	5.78	7,237,412
Band 47	464,608.839	5.76	2,676,147
Band 50	1,247.864	5.81	7,250
Band 51	5,431.545	5.78	31,394
Band 52	16,141.954	5.84	94,269
Band 55	14,191.331	5.83	82,735
Band 56	779,604.205	6.00	4,677,625
Band 57	7,092.315	5.97	42,341
Band 60	7,261.405	5.97	43,351
	22,447,420.421		$ 130,766,117
ING Franklin Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	31,950.592	$ 7.80	$ 249,215
Band 3	398.071	7.72	3,073
Band 4	249,294.907	7.74	1,929,543
Band 5	75,300.114	7.73	582,070
Band 6	4,555,948.402	7.71	35,126,362
Band 7	1,397,557.747	7.70	10,761,195
Band 8	2,309,771.775	7.68	17,739,047
Band 9	652,013.387	7.67	5,000,943
Band 10	7,440,765.308	7.66	56,996,262
Band 11	1,421,791.650	7.65	10,876,706
Band 12	326,241.391	7.64	2,492,484
Band 13	2,565,614.868	7.63	19,575,641
Band 14	3,636,173.219	7.61	27,671,278
Band 15	2,759,068.466	7.60	20,968,920
Band 16	386,324.310	7.58	2,928,338
Band 17	2,991,144.701	7.57	22,642,965
Band 18	41,709.040	7.56	315,320
Band 19	105,989.683	7.54	799,162
Band 20	768,295.012	7.62	5,854,408
Band 21	431,001.499	7.59	3,271,301
Band 26	433,035.056	7.81	3,382,004

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Income Portfolio - Service Class (continued)			
Band 27	117,603.160	$ 7.74	$ 910,248
Band 28	58,223.195	7.71	448,901
Band 29	456,916.110	7.70	3,518,254
Band 30	200,496.787	7.64	1,531,795
Band 31	81,431.898	7.61	619,697
Band 32	1,520.395	7.55	11,479
Band 33	2,740.459	7.51	20,581
Band 34	1,552.746	7.48	11,615
Band 38	371,307.745	7.84	2,911,053
Band 41	57,535.898	7.64	439,574
Band 42	12,108.811	7.60	92,027
Band 43	161,737.810	7.57	1,224,355
Band 44	3,803.794	7.49	28,490
Band 45	37,252.367	7.46	277,903
Band 46	2,802,506.675	7.55	21,158,925
Band 47	359,683.041	7.52	2,704,816
Band 50	1,152.066	7.69	8,859
Band 51	15,942.596	7.63	121,642
Band 52	420.639	7.76	3,264
Band 55	6,463.576	7.74	50,028
Band 56	441,745.745	7.13	3,149,647
Band 57	4,517.655	7.10	32,075
Band 60	2,541.832	7.10	18,047
	37,778,594.198		$ 288,459,512
ING Franklin Income Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	108,930.556	$ 7.68	$ 836,587
Band 10	242,212.738	7.63	1,848,083
Band 12	28,859.943	7.61	219,624
Band 14	13,724.840	7.58	104,034
Band 15	57,534.840	7.57	435,539
Band 17	41,264.524	7.54	311,135
Band 20	143,974.174	7.59	1,092,764
Band 46	133,690.828	7.52	1,005,355
	770,192.443		$ 5,853,121

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Mutual Shares Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	20,260.579	$ 7.34	$ 148,713
Band 3	848.160	7.30	6,192
Band 4	165,454.662	7.31	1,209,474
Band 5	49,778.438	7.31	363,880
Band 6	3,054,886.529	7.29	22,270,123
Band 7	612,272.403	7.29	4,463,466
Band 8	1,499,275.780	7.27	10,899,735
Band 9	375,941.278	7.27	2,733,093
Band 10	4,632,151.927	7.26	33,629,423
Band 11	509,012.977	7.26	3,695,434
Band 12	134,731.352	7.25	976,802
Band 13	1,218,513.960	7.24	8,822,041
Band 14	1,730,012.617	7.23	12,507,991
Band 15	1,393,022.076	7.22	10,057,619
Band 16	149,159.248	7.21	1,075,438
Band 17	1,025,971.067	7.21	7,397,251
Band 18	2,926.661	7.20	21,072
Band 19	40,020.939	7.19	287,751
Band 20	397,819.004	7.24	2,880,210
Band 21	257,279.186	7.22	1,857,556
Band 26	204,721.898	7.35	1,504,706
Band 27	44,742.729	7.31	327,069
Band 28	24,590.819	7.29	179,267
Band 29	306,918.176	7.29	2,237,434
Band 30	58,149.934	7.25	421,587
Band 31	68,922.822	7.23	498,312
Band 32	222.249	7.19	1,598
Band 33	3,836.742	7.17	27,509
Band 34	314.738	7.15	2,250
Band 38	293,400.920	7.34	2,153,563
Band 41	24,344.425	7.25	176,497
Band 42	8,261.064	7.23	59,727
Band 43	65,971.069	7.21	475,651
Band 44	11,974.760	7.16	85,739
Band 45	15,913.721	7.14	113,624
Band 46	1,377,127.477	7.19	9,901,547
Band 47	129,059.370	7.17	925,356
Band 50	2,113.355	7.24	15,301
Band 51	7,184.806	7.21	51,802
Band 52	447.759	7.29	3,264
Band 55	19,111.206	7.27	138,938
Band 56	247,682.865	6.45	1,597,554
Band 57	14,311.769	6.41	91,738
Band 59	5,929.508	6.38	37,830
Band 60	588.414	6.42	3,778
	20,205,181.438		$ 146,334,905

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Templeton Founding Strategy Portfolio			
- Service Class			
Contracts in accumulation period:			
Band 2	281.701	$ 6.13	$ 1,727
Band 4	823,534.190	6.11	5,031,794
Band 5	21,225.185	6.10	129,474
Band 6	18,040,062.900	6.09	109,863,983
Band 7	1,215,628.741	6.09	7,403,179
Band 8	6,748,633.204	6.08	41,031,690
Band 9	536,248.936	6.07	3,255,031
Band 10	31,131,535.550	6.07	188,968,421
Band 11	2,372,616.616	6.06	14,378,057
Band 12	70,023.536	6.05	423,642
Band 13	5,261,646.010	6.05	31,832,958
Band 14	8,497,380.717	6.04	51,324,180
Band 15	8,875,069.116	6.03	53,516,667
Band 16	1,485,682.620	6.02	8,943,809
Band 17	5,530,072.836	6.02	33,291,038
Band 18	375.754	6.01	2,258
Band 19	21,179.957	6.00	127,080
Band 20	1,091,373.768	6.04	6,591,898
Band 21	438,732.725	6.03	2,645,558
Band 26	69,684.393	6.14	427,862
Band 27	35,605.465	6.11	217,549
Band 28	9,062.113	6.09	55,188
Band 29	103,568.700	6.09	630,733
Band 30	110,359.289	6.05	667,674
Band 31	34,670.853	6.04	209,412
Band 32	15,066.586	6.01	90,550
Band 34	4,775.839	5.97	28,512
Band 35	39,491.325	6.81	268,936
Band 38	5,108,650.573	6.13	31,316,028
Band 39	7,749.300	6.79	52,618
Band 40	27,678.128	6.78	187,658
Band 41	1,606.050	6.06	9,733
Band 42	1,128.819	6.03	6,807
Band 43	76,981.547	6.02	463,429
Band 44	3,204.341	5.98	19,162
Band 45	21,210.640	5.97	126,628
Band 46	9,027,246.371	6.01	54,253,751
Band 47	929,524.912	5.99	5,567,854
Band 50	154,346.071	6.05	933,794
Band 51	42,115.164	6.02	253,533
Band 52	12,795.383	6.09	77,924
Band 53	4,330.787	6.06	26,245
Band 54	5,104.781	6.03	30,782
Band 55	301,867.688	6.08	1,835,356
Band 56	4,025,069.625	6.58	26,484,958
Band 57	150,052.075	6.55	982,841

Division/Contract	Units	Unit Value	Extended Value
ING Franklin Templeton Founding Strategy Portfolio - Service Class (continued)			
Band 59	765.800	$ 6.51	$ 4,985
Band 60	18,085.002	6.55	118,457
	112,503,101.682		$ 684,111,403
ING Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,225.557	$ 7.29	$ 8,934
Band 3	961.940	7.22	6,945
Band 4	99,998.671	7.24	723,990
Band 5	14,369.158	7.23	103,889
Band 6	2,084,333.718	7.21	15,028,046
Band 7	700,495.236	7.20	5,043,566
Band 8	1,357,649.635	7.18	9,747,924
Band 9	112,936.388	7.17	809,754
Band 10	3,566,732.521	7.16	25,537,805
Band 11	401,569.158	7.15	2,871,219
Band 12	74,427.349	7.14	531,411
Band 13	812,891.830	7.13	5,795,919
Band 14	1,153,793.712	7.11	8,203,473
Band 15	1,232,833.548	7.10	8,753,118
Band 16	134,205.873	7.09	951,520
Band 17	1,387,896.336	7.08	9,826,306
Band 18	3,033.167	7.07	21,444
Band 19	100,243.627	7.05	706,718
Band 20	383,537.789	7.12	2,730,789
Band 21	57,663.597	7.09	408,835
Band 26	71,877.805	7.30	524,708
Band 27	8,440.421	7.24	61,109
Band 28	5,830.603	7.21	42,039
Band 29	76,035.132	7.20	547,453
Band 30	23,669.076	7.14	168,997
Band 31	8,881.637	7.11	63,148
Band 32	440.759	7.06	3,112
Band 35	160,121.836	5.72	915,897
Band 36	21,517.650	5.71	122,866
Band 37	6,800.468	5.70	38,763
Band 38	743,466.696	6.91	5,137,355
Band 39	286,038.204	5.70	1,630,418
Band 40	62,523.550	5.69	355,759
Band 41	15,121.710	7.14	107,969
Band 42	6,063.480	7.11	43,111
Band 43	47,537.172	7.08	336,563
Band 44	402.745	7.01	2,823
Band 45	4,250.822	6.98	29,671
Band 46	1,160,397.123	7.06	8,192,404
Band 47	139,821.597	7.03	982,946
Band 50	2,510.813	6.80	17,074
Band 51	7,677.064	6.75	51,820

Division/Contract	Units	Unit Value	Extended Value
ING Global Real Estate Portfolio - Service Class (continued)			
Band 52	2,470.402	6.86	16,947
Band 53	1,620.331	6.82	11,051
Band 54	1,369.941	6.77	9,275
Band 55	26,540.266	6.85	181,801
Band 56	162,639.633	6.27	1,019,750
Band 57	22,634.612	6.24	141,240
	16,757,500.358		$ 118,567,674
ING Global Real Estate Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	36,146.039	$ 7.18	$ 259,529
Band 8	951.667	7.15	6,804
Band 10	52,784.875	7.13	376,356
Band 12	4,581.682	7.11	32,576
Band 13	1,717.108	7.10	12,191
Band 14	25,456.548	7.08	180,232
Band 15	26,091.860	7.07	184,469
Band 17	9,037.122	7.05	63,712
Band 20	51,878.704	7.09	367,820
Band 46	30,035.030	7.03	211,146
	238,680.635		$ 1,694,835
ING Global Resources Portfolio - Service Class			
Currently payable annuity contracts:	341.546	$ 29.77	$ 10,168
Contracts in accumulation period:			
Band 1	9,296.309	30.99	288,093
Band 2	73,915.338	29.77	2,200,460
Band 3	10,492.785	27.74	291,070
Band 4	65,052.994	28.35	1,844,252
Band 5	39,942.451	28.03	1,119,587
Band 6	2,510,627.350	27.51	69,067,358
Band 7	1,343,730.445	27.19	36,536,031
Band 8	1,764,772.775	26.69	47,101,785
Band 9	197,519.815	26.38	5,210,573
Band 10	3,200,960.520	26.11	83,577,079
Band 11	903,561.561	25.85	23,357,066
Band 12	303,748.517	25.59	7,772,925
Band 13	1,456,291.730	25.33	36,887,870
Band 14	2,405,197.429	24.82	59,697,000
Band 15	1,454,848.676	24.57	35,745,632
Band 16	182,792.551	24.08	4,401,645
Band 17	2,442,119.878	23.84	58,220,138
Band 18	30,722.908	23.59	724,753
Band 19	91,839.009	23.12	2,123,318
Band 20	663,391.770	25.08	16,637,866
Band 21	120,553.249	24.33	2,933,061
Band 25	62,298.254	30.38	1,892,621
Band 26	127,955.226	12.45	1,593,043
Band 27	35,472.858	12.31	436,671

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service Class (continued)			
Band 28	33,553.362	$ 12.24	$ 410,693
Band 29	314,130.543	12.22	3,838,675
Band 30	76,299.381	12.08	921,697
Band 31	38,394.273	12.02	461,499
Band 32	1,869.697	11.89	22,231
Band 34	489.945	11.73	5,747
Band 38	129,633.947	8.87	1,149,853
Band 41	50,297.213	12.09	608,093
Band 42	22,593.433	12.00	271,121
Band 43	99,646.762	11.93	1,188,786
Band 44	485.007	11.77	5,709
Band 45	14,784.226	11.70	172,975
Band 46	2,437,741.681	12.47	30,398,639
Band 47	378,361.226	12.39	4,687,896
Band 50	15,289.083	8.71	133,168
Band 51	7,712.765	8.64	66,638
Band 52	7,347.667	8.79	64,586
Band 53	938.212	8.73	8,191
Band 54	8,528.973	8.66	73,861
Band 55	23,284.581	8.76	203,973
Band 56	423,033.344	5.99	2,533,970
Band 57	31,441.696	5.96	187,393
Band 59	2,854.605	5.92	16,899
Band 60	1,534.448	5.96	9,145
	23,617,692.014		$ 547,111,503
ING Global Resources Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	259,962.667	$ 19.08	$ 4,960,088
Band 7	23.979	19.01	456
Band 10	182,784.796	18.77	3,430,871
Band 11	1,918.579	18.71	35,897
Band 12	49,888.818	18.65	930,426
Band 13	1,127.704	12.60	14,209
Band 14	89,897.558	12.78	1,148,891
Band 15	164,580.784	12.75	2,098,405
Band 17	84,644.573	12.66	1,071,600
Band 20	366,366.957	18.53	6,788,780
Band 46	165,759.898	12.40	2,055,423
	1,366,956.313		$ 22,535,046

Division/Contract	Units	Unit Value	Extended Value
ING International Growth Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	5,972.924	$ 7.98	$ 47,664
Band 4	1,642.935	7.73	12,700
Band 5	33,597.118	7.68	258,026
Band 6	1,191,087.835	7.53	8,968,891
Band 7	945,499.554	7.53	7,119,612
Band 8	561,955.830	7.43	4,175,332
Band 9	241,684.428	7.38	1,783,631
Band 10	250,136.414	7.34	1,836,001
Band 11	1,560,982.084	7.29	11,379,559
Band 12	146,587.207	7.24	1,061,291
Band 13	645,259.000	7.20	4,645,865
Band 14	975,694.696	7.10	6,927,432
Band 15	22,531.232	7.06	159,070
Band 16	13,850.108	6.97	96,535
Band 17	217,264.383	6.92	1,503,470
Band 18	19,330.109	6.88	132,991
Band 19	32,364.595	6.79	219,756
Band 20	302,516.688	7.15	2,162,994
Band 21	59,769.511	7.01	418,984
Band 25	12,271.475	8.08	99,154
Band 46	22,896.631	7.18	164,398
Band 47	1,779.132	7.13	12,685
	7,264,673.889		$ 53,186,041
ING International Growth Opportunities Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	82,174.743	$ 10.19	$ 837,361
Band 8	574.273	10.09	5,794
Band 10	38,965.741	10.02	390,437
Band 12	83,346.085	9.96	830,127
Band 14	14,141.463	7.94	112,283
Band 15	6,424.298	7.92	50,880
Band 17	32,497.737	7.86	255,432
Band 20	190,436.733	9.90	1,885,324
Band 46	11,913.211	7.12	84,822
	460,474.284		$ 4,452,460
ING Janus Contrarian Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	25,424.953	$ 8.92	$ 226,791
Band 3	2,225.476	8.67	19,295
Band 4	139,617.857	8.74	1,220,260
Band 5	247,686.200	8.70	2,154,870
Band 6	5,751,888.824	8.63	49,638,801
Band 7	4,169,982.866	8.59	35,820,153
Band 8	3,282,204.710	8.52	27,964,384

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Janus Contrarian Portfolio - Service Class (continued)			
Band 9	617,892.426	$ 8.49	$ 5,245,907
Band 10	8,035,793.431	8.45	67,902,454
Band 11	2,415,398.371	8.42	20,337,654
Band 12	961,796.807	8.38	8,059,857
Band 13	4,062,900.750	8.35	33,925,221
Band 14	6,492,492.723	8.28	53,757,840
Band 15	2,466,550.740	8.24	20,324,378
Band 16	372,411.602	8.17	3,042,603
Band 17	3,366,536.738	8.14	27,403,609
Band 18	126,818.222	8.10	1,027,228
Band 19	400,656.557	8.04	3,221,279
Band 20	1,586,314.910	8.31	13,182,277
Band 21	300,205.013	8.21	2,464,683
Band 25	44,177.541	9.00	397,598
Band 26	88,499.901	9.72	860,219
Band 27	41,308.307	9.59	396,147
Band 28	15,983.454	9.52	152,162
Band 29	203,957.216	9.50	1,937,594
Band 30	50,554.296	9.36	473,188
Band 31	49,978.992	9.29	464,305
Band 32	729.838	9.17	6,693
Band 34	421.136	9.02	3,799
Band 38	210,837.055	7.29	1,537,002
Band 41	32,766.673	9.37	307,024
Band 42	18,950.809	9.28	175,864
Band 43	115,838.211	9.21	1,066,870
Band 44	2,968.691	9.05	26,867
Band 45	12,994.689	8.87	115,263
Band 46	2,123,675.832	8.23	17,477,852
Band 47	501,880.958	8.18	4,105,386
Band 50	21,243.114	7.13	151,463
Band 51	6,811.606	7.08	48,226
Band 52	4,091.707	7.20	29,460
Band 54	1,318.247	7.09	9,346
Band 55	4,028.305	7.18	28,923
Band 56	237,640.811	5.25	1,247,614
Band 57	11,432.069	5.22	59,675
Band 59	5,127.676	5.19	26,613
Band 60	3,686.277	5.23	19,279
	48,635,702.587		$ 408,063,976

Division/Contract	Units	Unit Value	Extended Value
ING Janus Contrarian Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	213,959.105	$ 13.56	$ 2,901,285
Band 7	1,305.213	13.52	17,646
Band 10	211,490.522	13.34	2,821,284
Band 11	1,420.274	13.30	18,890
Band 12	83,966.838	13.26	1,113,400
Band 13	5,638.182	8.31	46,853
Band 14	76,019.505	9.15	695,578
Band 15	240,434.494	9.13	2,195,167
Band 17	108,608.244	9.06	983,991
Band 20	441,146.011	13.17	5,809,893
Band 46	262,148.747	8.18	2,144,377
	1,646,137.135		$ 18,748,364
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Band 6	256,803.486	$ 18.85	$ 4,840,746
Band 7	6,195.990	18.79	116,423
Band 8	275.779	18.67	5,149
Band 10	168,286.544	18.55	3,121,715
Band 11	5,304.966	18.49	98,089
Band 12	39,422.213	18.43	726,551
Band 13	6,576.278	12.15	79,902
Band 14	70,554.839	12.64	891,813
Band 15	253,412.504	12.61	3,195,532
Band 17	52,857.820	12.52	661,780
Band 20	268,566.779	18.32	4,920,143
Band 46	170,031.546	11.95	2,031,877
	1,298,288.744		$ 20,689,720
ING JPMorgan Emerging Markets Equity Portfolio - Service Class			
Currently payable annuity contracts:	284.601	$ 12.77	$ 3,634
Contracts in accumulation period:			
Band 1	7,738.235	13.05	100,984
Band 2	183,289.626	12.77	2,340,609
Band 3	11,688.805	12.29	143,655
Band 4	183,252.962	12.42	2,276,002
Band 5	108,554.612	12.36	1,341,735
Band 6	4,935,142.435	12.22	60,307,441
Band 7	2,324,743.588	12.15	28,245,635
Band 8	3,336,197.831	12.02	40,101,098
Band 9	379,394.495	11.95	4,533,764
Band 10	5,283,733.638	11.89	62,823,593
Band 11	1,425,397.745	11.82	16,848,201
Band 12	378,644.963	11.76	4,452,865
Band 13	2,305,398.802	11.69	26,950,112
Band 14	3,371,812.259	11.56	38,978,150

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity Portfolio -			
Service Class (continued)			
Band 15	2,351,661.859	$ 11.50	$ 27,044,111
Band 16	282,187.952	11.37	3,208,477
Band 17	3,377,984.815	11.31	38,205,008
Band 18	47,876.326	11.25	538,609
Band 19	174,024.969	11.12	1,935,158
Band 20	984,359.396	11.63	11,448,100
Band 21	136,750.696	11.44	1,564,428
Band 25	20,910.866	12.91	269,959
Band 26	134,627.320	12.26	1,650,531
Band 27	27,167.448	12.13	329,541
Band 28	31,307.020	12.06	377,563
Band 29	271,190.885	12.04	3,265,138
Band 30	63,200.679	11.90	752,088
Band 31	36,266.400	11.83	429,032
Band 34	230.405	11.55	2,661
Band 35	43,851.726	5.26	230,660
Band 36	18,303.865	5.25	96,095
Band 37	5,813.698	5.24	30,464
Band 38	450,426.954	8.79	3,959,253
Band 39	161,655.943	5.24	847,077
Band 40	33,232.748	5.23	173,807
Band 41	35,166.141	11.90	418,477
Band 42	13,336.753	11.81	157,507
Band 43	80,776.947	11.75	949,129
Band 44	827.865	11.59	9,595
Band 45	4,949.642	11.52	57,020
Band 46	1,846,431.964	12.03	22,212,577
Band 47	211,142.059	11.95	2,523,148
Band 50	16,636.958	8.66	144,076
Band 51	2,981.811	8.59	25,614
Band 52	522.222	8.74	4,564
Band 53	743.017	8.68	6,449
Band 54	3,682.755	8.62	31,745
Band 55	4,482.897	8.72	39,091
Band 56	488,288.105	4.96	2,421,909
Band 57	23,382.178	4.93	115,274
Band 59	3,703.371	4.91	18,184
Band 60	3,141.775	4.94	15,520
	35,628,503.027		$ 414,955,117

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	667.187	$ 10.56	$ 7,045
Band 2	5,915.210	10.42	61,636
Band 3	2,812.377	10.18	28,630
Band 4	76,585.366	10.25	785,000
Band 5	36,895.118	10.21	376,699
Band 6	1,611,587.818	10.15	16,357,616
Band 7	1,267,700.221	10.11	12,816,449
Band 8	685,117.982	10.04	6,878,585
Band 9	176,068.016	10.01	1,762,441
Band 10	1,739,177.516	9.98	17,356,992
Band 11	390,354.368	9.94	3,880,122
Band 12	185,036.326	9.91	1,833,710
Band 13	1,055,689.041	9.88	10,430,208
Band 14	1,543,171.935	9.81	15,138,517
Band 15	612,947.994	9.77	5,988,502
Band 16	74,502.414	9.71	723,418
Band 17	971,061.947	9.68	9,399,880
Band 18	20,512.746	9.64	197,743
Band 19	70,847.951	9.58	678,723
Band 20	502,353.921	9.84	4,943,163
Band 21	110,510.880	9.74	1,076,376
Band 25	19,809.343	10.49	207,800
Band 26	100,668.165	10.46	1,052,989
Band 27	36,111.079	10.25	370,139
Band 28	11,046.187	10.14	112,008
Band 29	66,620.130	10.11	673,530
Band 30	31,195.481	9.91	309,147
Band 31	53,162.246	9.81	521,522
Band 33	694.685	9.49	6,593
Band 34	814.985	9.39	7,653
Band 38	62,721.016	7.55	473,544
Band 41	29,657.839	10.58	313,780
Band 42	32,346.715	10.47	338,670
Band 43	57,075.705	10.38	592,446
Band 44	14,439.255	8.95	129,231
Band 45	7,020.319	8.77	61,568
Band 46	1,205,077.712	7.79	9,387,555
Band 47	101,226.747	7.75	784,507
Band 51	6,063.512	7.38	44,749
Band 54	870.114	7.40	6,439
Band 55	6,170.198	7.48	46,153
Band 56	24,709.269	7.51	185,567
	13,007,017.036		$ 126,347,045

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity Portfolio -			
Service 2 Class			
Contracts in accumulation period:			
Band 6	507,227.571	$ 12.15	$ 6,162,815
Band 7	879.860	12.11	10,655
Band 10	410,221.790	11.96	4,906,253
Band 11	19,135.262	11.92	228,092
Band 12	123,997.176	11.88	1,473,086
Band 13	5,395.521	7.87	42,463
Band 14	97,597.328	9.16	893,992
Band 15	330,136.898	9.14	3,017,451
Band 17	215,296.404	9.07	1,952,738
Band 20	724,795.521	11.81	8,559,835
Band 46	357,395.194	7.74	2,766,239
	2,792,078.525		$ 30,013,619
ING JPMorgan Value Opportunities Portfolio -			
Service Class			
Contracts in accumulation period:			
Band 2	747.833	$ 7.43	$ 5,556
Band 4	92,630.283	7.36	681,759
Band 5	877.150	7.35	6,447
Band 6	86,921.974	7.32	636,269
Band 7	71,920.483	7.31	525,739
Band 8	83,440.243	7.28	607,445
Band 9	176,165.431	7.27	1,280,723
Band 10	154,260.749	7.25	1,118,390
Band 11	15,148.709	7.24	109,677
Band 12	2,471.898	7.23	17,872
Band 13	110,422.234	7.21	796,144
Band 14	117,553.489	7.18	844,034
Band 15	188,515.792	7.17	1,351,658
Band 16	3,794.406	7.14	27,092
Band 17	111,454.094	7.13	794,668
Band 18	200.834	7.12	1,430
Band 19	912.206	7.09	6,468
Band 20	14,017.803	7.20	100,928
Band 21	66,748.581	7.16	477,920
Band 26	251,415.949	7.44	1,870,535
Band 27	170,038.389	7.36	1,251,483
Band 28	45,930.348	7.32	336,210
Band 29	229,400.922	7.31	1,676,921
Band 30	214,580.400	7.22	1,549,270
Band 31	111,294.405	7.18	799,094
Band 32	1,430.343	7.11	10,170
Band 33	487.784	7.05	3,439
Band 34	5,403.367	7.01	37,878
Band 41	23,331.253	7.23	168,685
Band 42	11,195.141	7.17	80,269

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Value Opportunities Portfolio - Service Class (continued)			
Band 43	66,660.373	$ 7.13	$ 475,288
Band 44	2,599.193	7.04	18,298
Band 45	2,200.934	7.00	15,407
Band 46	63,044.266	7.10	447,614
Band 47	9,296.006	7.06	65,630
Band 51	4,666.279	6.67	31,124
	2,511,179.544		$ 18,227,534
ING JPMorgan Value Opportunities Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	21,495.107	$ 7.29	$ 156,699
Band 10	21,848.625	7.22	157,747
Band 12	285.672	7.20	2,057
Band 14	9,169.022	7.16	65,650
Band 15	22,569.571	7.14	161,147
Band 17	955.923	7.10	6,787
Band 20	7,612.755	7.17	54,583
Band 46	12,058.583	7.08	85,375
	95,995.258		$ 690,045
ING Julius Baer Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,108.610	$ 11.91	$ 25,114
Band 2	36,654.934	11.75	430,695
Band 3	1,123.916	11.48	12,903
Band 4	183,877.511	11.56	2,125,624
Band 5	93,458.018	11.52	1,076,636
Band 6	5,824,949.831	11.44	66,637,426
Band 7	2,397,384.975	11.40	27,330,189
Band 8	3,067,707.966	11.32	34,726,454
Band 9	433,624.170	11.28	4,891,281
Band 10	8,579,771.414	11.25	96,522,428
Band 11	1,340,477.343	11.21	15,026,751
Band 12	452,644.694	11.17	5,056,041
Band 13	2,661,316.251	11.13	29,620,450
Band 14	5,214,181.046	11.06	57,668,842
Band 15	2,881,981.436	11.02	31,759,435
Band 16	295,022.536	10.95	3,230,497
Band 17	3,952,202.032	10.91	43,118,524
Band 18	94,011.507	10.87	1,021,905
Band 19	228,733.250	10.80	2,470,319
Band 20	1,559,822.000	11.10	17,314,024
Band 21	351,676.766	10.98	3,861,411
Band 25	59,784.635	11.83	707,252
Band 26	329,487.645	11.79	3,884,659
Band 27	68,574.505	11.55	792,036
Band 28	68,865.758	11.44	787,824

Division/Contract	Units	Unit Value	Extended Value
ING Julius Baer Foreign Portfolio - Service Class (continued)			
Band 29	419,808.976	$ 11.40	$ 4,785,822
Band 30	81,666.419	11.17	912,214
Band 31	51,839.882	11.06	573,349
Band 32	2,176.806	10.84	23,597
Band 34	3,912.168	10.59	41,430
Band 38	361,385.503	7.85	2,836,876
Band 41	58,504.242	12.36	723,112
Band 42	17,059.014	12.23	208,632
Band 43	110,340.049	12.13	1,338,425
Band 44	5,257.169	10.26	53,939
Band 45	27,149.945	10.07	273,400
Band 46	3,123,717.375	9.37	29,269,232
Band 47	518,811.235	9.32	4,835,321
Band 50	31,181.677	7.72	240,723
Band 51	14,073.915	7.66	107,806
Band 52	6,857.403	7.79	53,419
Band 53	2,293.770	7.74	17,754
Band 54	10,502.065	7.68	80,656
Band 55	11,371.933	7.77	88,360
Band 56	465,494.278	5.72	2,662,627
Band 57	15,633.088	5.69	88,952
Band 59	4,794.087	5.66	27,135
Band 60	2,133.147	5.70	12,159
	45,525,406.895		$ 499,353,660
ING Julius Baer Foreign Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	597,727.641	$ 13.44	$ 8,033,459
Band 7	13,154.231	13.40	176,267
Band 10	524,251.776	13.23	6,935,851
Band 11	8,348.541	13.19	110,117
Band 12	98,060.645	13.14	1,288,517
Band 13	6,525.946	9.47	61,801
Band 14	137,958.292	10.34	1,426,489
Band 15	451,216.498	10.32	4,656,554
Band 17	166,812.944	10.24	1,708,165
Band 20	741,865.856	13.06	9,688,768
Band 46	523,710.321	9.31	4,875,743
	3,269,632.691		$ 38,961,731

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	12,968.163	$ 4.42	$ 57,319
Band 4	184,245.538	4.33	797,783
Band 5	172,283.023	4.31	742,540
Band 6	3,243,581.035	4.27	13,850,091
Band 7	2,899,607.593	4.25	12,323,332
Band 8	1,837,553.988	4.22	7,754,478
Band 9	479,662.688	4.20	2,014,583
Band 10	3,942,426.998	4.18	16,479,345
Band 11	1,301,440.309	4.17	5,427,006
Band 12	991,005.612	4.15	4,112,673
Band 13	2,677,538.969	4.13	11,058,236
Band 14	3,796,254.163	4.10	15,564,642
Band 15	1,187,447.103	4.08	4,844,784
Band 16	219,641.704	4.05	889,549
Band 17	2,568,431.948	4.03	10,350,781
Band 18	77,626.878	4.01	311,284
Band 19	173,108.869	3.98	688,973
Band 20	1,244,804.224	4.11	5,116,145
Band 21	488,334.470	4.06	1,982,638
Band 25	37,479.342	4.45	166,783
Band 26	360,035.255	4.44	1,598,557
Band 27	75,857.386	4.33	328,462
Band 28	42,714.028	4.27	182,389
Band 29	212,681.586	4.25	903,897
Band 30	72,975.410	4.15	302,848
Band 31	49,383.973	4.10	202,474
Band 34	1,885.021	3.88	7,314
Band 35	20,107.204	5.04	101,340
Band 36	7,433.330	5.00	37,167
Band 37	2,623.100	4.38	11,489
Band 38	47,878.679	4.99	238,915
Band 39	1,884.160	4.95	9,327
Band 40	1,512.828	4.93	7,458
Band 41	54,506.732	5.33	290,521
Band 42	40,760.713	5.27	214,809
Band 43	91,148.820	5.23	476,708
Band 44	4,684.131	4.80	22,484
Band 45	12,241.865	4.73	57,904
Band 46	1,512,134.162	4.45	6,728,997
Band 47	154,961.692	4.42	684,931
Band 50	275.532	4.59	1,265
Band 51	2,343.631	4.55	10,664
Band 52	459.512	4.63	2,128
Band 54	5,000.800	4.56	22,804
Band 56	21,398.376	4.73	101,214
Band 57	360.526	4.70	1,694
Band 59	466.872	4.68	2,185
	30,333,157.941		$ 127,082,910

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Value Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	352,568.998	$ 5.84	$ 2,059,003
Band 7	16,299.682	5.82	94,864
Band 10	288,998.977	5.75	1,661,744
Band 11	1,496.478	5.73	8,575
Band 12	82,034.194	5.71	468,415
Band 14	69,338.944	4.86	336,987
Band 15	236,620.544	4.85	1,147,610
Band 17	132,579.900	4.81	637,709
Band 20	367,395.092	5.67	2,083,130
Band 46	274,236.719	4.42	1,212,126
	1,821,569.528		$ 9,710,163
ING LifeStyle Aggressive Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	822.233	$ 8.30	$ 6,825
Band 4	353,777.201	8.20	2,900,973
Band 5	20,303.045	8.18	166,079
Band 6	13,089,343.190	8.14	106,547,254
Band 7	4,105,603.911	8.13	33,378,560
Band 8	10,642,743.360	8.09	86,099,794
Band 9	964,258.551	8.07	7,781,567
Band 10	11,989,967.430	8.05	96,519,238
Band 11	2,523,995.740	8.03	20,267,686
Band 12	249,767.764	8.01	2,000,640
Band 13	6,402,805.574	7.99	51,158,417
Band 14	7,059,963.043	7.95	56,126,706
Band 15	8,867,076.842	7.93	70,315,919
Band 16	471,150.589	7.90	3,722,090
Band 17	14,380,243.760	7.88	113,316,321
Band 18	27,559.754	7.86	216,620
Band 19	613,795.198	7.82	4,799,878
Band 20	2,682,728.641	7.97	21,381,347
Band 21	650,344.091	7.92	5,150,725
Band 26	222,715.976	8.32	1,852,997
Band 27	54,857.120	8.20	449,828
Band 28	81,203.283	8.14	660,995
Band 29	113,171.967	8.12	918,956
Band 30	75,359.557	8.01	603,630
Band 31	53,623.611	7.95	426,308
Band 38	179,022.148	6.76	1,210,190
Band 41	55,613.041	8.01	445,460
Band 42	8,222.602	7.94	65,287
Band 43	600,202.655	7.88	4,729,597
Band 45	20,536.637	7.69	157,927
Band 46	6,820,001.883	7.19	49,035,814
Band 47	856,397.745	7.15	6,123,244
Band 50	92,535.635	6.65	615,362

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Aggressive Growth Portfolio - Service Class (continued)			
Band 51	3,318.267	$ 6.60	$ 21,901
Band 52	1,327.118	6.71	8,905
Band 55	44,882.592	6.69	300,265
Band 56	222,280.094	6.07	1,349,240
Band 57	1,149.752	6.04	6,945
Band 58	3,062.291	6.02	18,435
Band 59	2,133.464	6.01	12,822
	94,607,867.355		$ 750,870,747
ING LifeStyle Aggressive Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	53,033.190	$ 8.21	$ 435,402
Band 10	53,817.385	8.13	437,535
Band 12	26,784.543	8.10	216,955
Band 14	2,260.310	8.06	18,218
Band 15	35,894.663	8.04	288,593
Band 17	10,223.006	8.00	81,784
Band 20	144,831.000	8.07	1,168,786
Band 46	14,784.127	7.97	117,829
	341,628.224		$ 2,765,102
ING LifeStyle Conservative Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	2,446.406	$ 7.96	$ 19,473
Band 6	1,191,721.195	7.95	9,474,184
Band 7	484,982.711	7.95	3,855,613
Band 8	1,178,787.205	7.95	9,371,358
Band 9	26,729.347	7.95	212,498
Band 10	2,413,273.997	7.95	19,185,528
Band 11	499,119.500	7.94	3,963,009
Band 12	26,644.702	7.94	211,559
Band 13	3,250,371.423	7.94	25,807,949
Band 14	1,658,610.820	7.94	13,169,370
Band 15	1,134,919.508	7.94	9,011,261
Band 16	130,115.057	7.93	1,031,812
Band 17	1,535,233.796	7.93	12,174,404
Band 18	18,591.209	7.93	147,428
Band 19	46,945.607	7.93	372,279
Band 20	248,731.554	7.94	1,974,929
Band 21	1,308.136	7.93	10,374
Band 38	63,365.253	7.97	505,021
Band 46	1,208,229.910	7.93	9,581,263
Band 47	669,601.755	7.92	5,303,246
Band 55	6,676.239	7.95	53,076
Band 56	158,045.845	7.96	1,258,045
Band 57	145,737.506	7.94	1,157,156
	16,100,188.681		$ 127,850,835

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	34,796.217	$ 8.72	$ 303,423
Band 4	1,974,646.561	8.62	17,021,453
Band 5	120,044.442	8.59	1,031,182
Band 6	52,718,863.430	8.55	450,746,282
Band 7	8,072,275.804	8.53	68,856,513
Band 8	30,235,470.340	8.49	256,699,143
Band 9	3,922,608.299	8.47	33,224,492
Band 10	75,698,182.600	8.45	639,649,643
Band 11	6,043,148.945	8.43	50,943,746
Band 12	1,062,335.155	8.41	8,934,239
Band 13	20,875,512.670	8.39	175,145,551
Band 14	27,211,275.760	8.35	227,214,153
Band 15	30,574,303.930	8.33	254,683,952
Band 16	2,387,319.987	8.29	19,790,883
Band 17	30,971,387.190	8.27	256,133,372
Band 18	53,961.490	8.25	445,182
Band 19	801,768.108	8.22	6,590,534
Band 20	7,687,612.345	8.37	64,345,315
Band 21	2,066,217.504	8.31	17,170,267
Band 26	827,589.571	8.74	7,233,133
Band 27	343,447.920	8.61	2,957,087
Band 28	107,796.813	8.55	921,663
Band 29	720,340.558	8.53	6,144,505
Band 30	392,289.794	8.41	3,299,157
Band 31	93,828.634	8.35	783,469
Band 32	38,202.428	8.24	314,788
Band 34	3,190.111	8.10	25,840
Band 38	3,332,113.988	7.28	24,257,790
Band 41	667,676.711	8.42	5,621,838
Band 42	104,687.659	8.34	873,095
Band 43	1,505,309.722	8.28	12,463,964
Band 44	6,456.109	8.14	52,553
Band 45	66,867.184	8.08	540,287
Band 46	32,093,651.610	7.60	243,911,752
Band 47	2,962,523.746	7.56	22,396,680
Band 50	258,586.172	7.16	1,851,477
Band 51	124,366.666	7.10	883,003
Band 52	662.853	7.22	4,786
Band 53	3,978.149	7.17	28,523
Band 55	242,097.864	7.20	1,743,105
Band 56	5,791,894.394	6.53	37,821,070
Band 57	71,230.602	6.50	462,999
Band 58	5,068.123	6.48	32,841
Band 59	25,764.144	6.46	166,436
Band 60	6,623.309	6.50	43,052
Band 62	25,400.151	6.47	164,339
Band 64	9,709.531	6.57	63,792
	352,343,085.293		$ 2,923,992,349

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	247,167.161	$ 8.58	$ 2,120,694
Band 10	344,874.226	8.50	2,931,431
Band 12	43,302.128	8.47	366,769
Band 14	49,404.103	8.42	415,983
Band 15	129,262.910	8.40	1,085,808
Band 17	661.919	8.36	5,534
Band 20	63,989.544	8.44	540,072
Band 46	253,061.983	8.33	2,108,006
	1,131,723.974		$ 9,574,297
ING LifeStyle Moderate Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	53,156.044	$ 9.08	$ 482,657
Band 4	2,695,637.583	8.97	24,179,869
Band 5	76,516.079	8.95	684,819
Band 6	40,348,931.060	8.91	359,508,976
Band 7	7,798,271.008	8.89	69,326,629
Band 8	21,768,526.140	8.85	192,651,456
Band 9	6,163,823.071	8.83	54,426,558
Band 10	57,548,358.290	8.80	506,425,553
Band 11	7,107,854.842	8.78	62,406,966
Band 12	710,371.767	8.76	6,222,857
Band 13	13,937,318.390	8.74	121,812,163
Band 14	22,761,926.490	8.70	198,028,760
Band 15	22,864,520.610	8.68	198,464,039
Band 16	2,132,116.363	8.64	18,421,485
Band 17	23,935,885.250	8.62	206,327,331
Band 18	64,390.540	8.60	553,759
Band 19	768,738.902	8.56	6,580,405
Band 20	6,255,777.144	8.72	54,550,377
Band 21	2,839,948.948	8.66	24,593,958
Band 26	865,540.142	9.10	7,876,415
Band 27	476,376.779	8.97	4,273,100
Band 28	171,153.727	8.91	1,524,980
Band 29	1,295,840.217	8.89	11,520,020
Band 30	545,615.514	8.76	4,779,592
Band 31	213,692.232	8.70	1,859,122
Band 32	1,083.161	8.58	9,294
Band 34	20,679.781	8.44	174,537
Band 38	3,055,075.869	7.81	23,860,143
Band 41	419,081.005	8.77	3,675,340
Band 42	115,932.543	8.68	1,006,294
Band 43	1,944,047.072	8.62	16,757,686
Band 44	18,295.551	8.47	154,963
Band 45	272,705.586	8.41	2,293,454
Band 46	22,511,941.440	8.01	180,320,651
Band 47	2,623,775.525	7.96	20,885,253

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING LifeStyle Moderate Growth Portfolio - Service Class (continued)					
Band 50	103,134.599	$	7.68	$	792,074
Band 51	58,991.163		7.62		449,513
Band 52	6,360.229		7.74		49,228
Band 53	7,073.339		7.70		54,465
Band 55	175,128.658		7.72		1,351,993
Band 56	6,142,445.958		6.97		42,812,848
Band 57	55,542.970		6.93		384,913
Band 58	33,365.230		6.92		230,887
Band 59	11,034.581		6.90		76,139
Band 60	2,752.474		6.94		19,102
Band 62	6,965.849		6.90		48,064
Band 64	32,027.343		7.00		224,191
	281,017,727.058				$ 2,433,112,878
ING LifeStyle Moderate Growth Portfolio - Service 2 Class					
Contracts in accumulation period:					
Band 6	301,297.298	$	8.90	$	2,681,546
Band 7	10,584.187		8.89		94,093
Band 8	10,023.542		8.85		88,708
Band 10	182,803.307		8.82		1,612,325
Band 11	6,590.105		8.80		57,993
Band 12	30,916.829		8.79		271,759
Band 13	5,635.283		8.77		49,421
Band 14	54,607.055		8.74		477,266
Band 15	166,237.131		8.72		1,449,588
Band 17	27,652.128		8.67		239,744
Band 20	181,774.685		8.75		1,590,528
Band 46	294,206.441		8.64		2,541,944
	1,272,327.991			$	11,154,915
ING LifeStyle Moderate Portfolio - Service Class					
Contracts in accumulation period:					
Band 2	14,942.593	$	9.51	$	142,104
Band 4	1,417,876.320		9.40		13,328,037
Band 5	115,649.590		9.38		1,084,793
Band 6	19,133,193.120		9.34		178,704,024
Band 7	6,089,942.234		9.31		56,697,362
Band 8	11,168,891.300		9.27		103,535,622
Band 9	3,435,567.461		9.25		31,778,999
Band 10	27,863,823.810		9.23		257,183,094
Band 11	4,615,769.489		9.20		42,465,079
Band 12	1,026,496.674		9.18		9,423,239
Band 13	9,095,202.874		9.16		83,312,058
Band 14	12,780,303.100		9.12		116,556,364
Band 15	10,041,745.560		9.10		91,379,885
Band 16	1,523,804.496		9.05		13,790,431
Band 17	12,622,114.490		9.03		113,977,694

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Moderate Portfolio - Service Class (continued)			
Band 18	35,148.208	$ 9.01	$ 316,685
Band 19	809,127.424	8.97	7,257,873
Band 20	5,194,632.850	9.14	47,478,944
Band 21	1,647,029.287	9.07	14,938,556
Band 26	783,368.821	9.54	7,473,339
Band 27	311,880.469	9.40	2,931,676
Band 28	101,133.486	9.34	944,587
Band 29	914,180.768	9.31	8,511,023
Band 30	648,596.625	9.18	5,954,117
Band 31	197,275.923	9.12	1,799,156
Band 32	8,512.776	8.99	76,530
Band 33	18,742.744	8.91	166,998
Band 34	21,811.667	8.84	192,815
Band 38	1,863,481.305	8.35	15,560,069
Band 41	251,081.845	9.19	2,307,442
Band 42	77,980.225	9.10	709,620
Band 43	1,458,493.391	9.03	13,170,195
Band 44	1,617.837	8.88	14,366
Band 45	61,216.584	8.82	539,930
Band 46	12,313,843.690	8.46	104,175,118
Band 47	2,131,455.187	8.41	17,925,538
Band 51	120,276.695	8.14	979,052
Band 52	24,274.599	8.28	200,994
Band 53	18,813.152	8.23	154,832
Band 55	96,031.695	8.26	793,222
Band 56	4,336,268.321	7.48	32,435,287
Band 57	42,972.929	7.44	319,719
Band 58	2,436.201	7.42	18,077
Band 59	9,283.103	7.40	68,695
Band 60	58,267.419	7.45	434,092
Band 64	52,771.273	7.48	394,729
	154,557,329.610		$ 1,401,602,061
ING LifeStyle Moderate Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	245,468.269	$ 9.30	$ 2,282,855
Band 10	149,340.822	9.22	1,376,922
Band 12	75,924.883	9.18	696,990
Band 13	5,617.704	9.16	51,458
Band 14	56,041.728	9.13	511,661
Band 15	167,312.880	9.11	1,524,220
Band 17	70,366.806	9.06	637,523
Band 20	276,923.231	9.15	2,533,848
Band 46	188,242.896	9.03	1,699,833
	1,235,239.219		$ 11,315,310

Division/Contract	Units	Unit Value	Extended Value
ING Limited Maturity Bond Portfolio - Service Class			
Currently payable annuity contracts:	925.622	$23.25 to $24.21	$ 21,522
Contracts in accumulation period:			
Band 1	5,759.724	24.21	139,443
Band 2	242,600.393	23.25	5,640,459
Band 3	932.113	21.67	20,199
Band 4	72,203.949	22.16	1,600,040
Band 5	74,994.838	21.88	1,640,887
Band 6	954,519.447	21.50	20,522,168
Band 7	1,000,792.236	21.22	21,236,811
Band 8	563,814.468	20.86	11,761,170
Band 9	143,603.785	20.59	2,956,802
Band 10	269,814.695	20.38	5,498,823
Band 11	930,227.424	20.21	18,799,896
Band 12	219,747.038	19.97	4,388,348
Band 13	783,306.037	19.77	15,485,960
Band 14	662,979.155	19.38	12,848,536
Band 16	14,035.266	18.83	264,284
Band 17	96,665.156	18.64	1,801,839
Band 18	9,965.212	18.45	183,858
Band 19	30,846.706	18.07	557,400
Band 20	160,889.381	19.61	3,155,041
Band 21	48,075.418	19.02	914,394
Band 24	166.859	25.73	4,293
Band 25	29,152.915	23.75	692,382
Band 49	29,538.673	9.94	293,614
	6,345,556.510		$ 130,428,169
ING Liquid Assets Portfolio - Service Class			
Currently payable annuity contracts:	6.197	$18.53 to $19.29	$ 116
Contracts in accumulation period:			
Band 1	51,602.312	19.29	995,409
Band 2	389,833.568	18.53	7,223,616
Band 3	17,246.757	17.27	297,851
Band 4	1,075,452.885	17.65	18,981,743
Band 5	411,578.223	17.39	7,157,345
Band 6	15,903,228.630	17.12	272,263,274
Band 7	12,640,768.070	16.88	213,376,165
Band 8	11,654,930.660	16.61	193,588,398
Band 9	2,175,066.297	16.37	35,605,835
Band 10	18,806,724.070	16.21	304,856,997
Band 11	9,058,019.362	16.09	145,743,532
Band 12	1,879,417.788	15.88	29,845,154
Band 13	14,082,140.860	15.72	221,371,254
Band 14	14,339,344.580	15.41	220,969,300
Band 15	6,218,578.799	15.30	95,144,256
Band 16	1,120,159.832	14.99	16,791,196
Band 17	9,865,920.602	14.84	146,410,262
Band 18	75,114.318	14.69	1,103,429

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Liquid Assets Portfolio - Service Class			
(continued)			
Band 19	576,192.497	$ 14.39	$ 8,291,410
Band 20	3,532,829.706	15.61	55,147,472
Band 21	717,104.546	15.14	10,856,963
Band 25	73,538.506	18.91	1,390,613
Band 26	1,679,566.462	18.72	31,441,484
Band 27	642,413.723	17.62	11,319,330
Band 28	262,305.260	17.09	4,482,797
Band 29	2,902,929.937	16.92	49,117,575
Band 30	1,385,332.506	15.92	22,054,493
Band 31	701,838.172	15.45	10,843,400
Band 32	33,725.334	14.57	491,378
Band 33	11,477.470	13.99	160,570
Band 34	1,348.298	13.57	18,296
Band 35	269,683.060	19.49	5,256,123
Band 36	62,017.343	18.72	1,160,965
Band 37	20,586.347	18.17	374,054
Band 38	2,579,107.315	11.09	28,602,300
Band 39	195,689.926	10.96	2,144,762
Band 40	147,780.461	10.88	1,607,851
Band 41	648,465.181	10.65	6,906,154
Band 42	70,326.842	10.54	741,245
Band 43	726,419.814	10.45	7,591,087
Band 44	49,618.601	10.38	515,041
Band 45	57,733.245	10.30	594,652
Band 46	6,185,289.857	10.58	65,440,367
Band 47	2,009,948.440	10.51	21,124,558
Band 49	1,274,009.972	10.66	13,580,946
Band 50	2,062.545	10.54	21,739
Band 51	54,382.597	10.46	568,842
Band 52	48,262.874	10.63	513,034
Band 55	69,910.862	10.61	741,754
Band 56	3,493,551.718	10.12	35,354,743
Band 57	111,644.170	10.06	1,123,140
Band 59	10,377.352	10.01	103,877
Band 60	35,940.254	10.07	361,918
	150,408,545.003		$ 2,331,770,065
ING Liquid Assets Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	1,177,079.679	$ 10.70	$ 12,594,753
Band 7	15,217.787	10.67	162,374
Band 8	901.026	10.60	9,551
Band 10	835,706.666	10.53	8,799,991
Band 11	39,063.908	10.50	410,171
Band 12	257,755.770	10.46	2,696,125
Band 13	6,197.531	10.69	66,252
Band 14	187,008.008	10.56	1,974,805
Band 15	655,678.812	10.53	6,904,298
Band 17	258,720.894	10.45	2,703,633
Band 20	1,531,095.162	10.40	15,923,390
Band 46	384,762.655	10.52	4,047,703
	5,349,187.898		$ 56,293,046

Division/Contract	Units	Unit Value	Extended Value
ING Lord Abbett Affiliated Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	2,936.543	$ 9.09	$ 26,693
Band 3	1,094.014	8.81	9,638
Band 4	37,355.513	8.89	332,091
Band 5	65,906.948	8.85	583,276
Band 6	632,115.097	8.77	5,543,649
Band 7	956,346.955	8.73	8,348,909
Band 8	347,206.809	8.65	3,003,339
Band 9	160,384.012	8.61	1,380,906
Band 10	771,210.145	8.57	6,609,271
Band 11	599,701.606	8.53	5,115,455
Band 12	241,979.730	8.49	2,054,408
Band 13	561,630.511	8.46	4,751,394
Band 14	1,207,039.844	8.38	10,114,994
Band 15	103,935.643	8.34	866,823
Band 16	19,253.429	8.27	159,226
Band 17	362,354.846	8.23	2,982,180
Band 18	23,421.267	8.19	191,820
Band 19	92,806.851	8.12	753,592
Band 20	289,975.575	8.42	2,441,594
Band 21	132,695.401	8.30	1,101,372
Band 25	12,958.086	9.17	118,826
Band 26	20,016.839	9.55	191,161
Band 27	3,585.245	9.40	33,701
Band 28	2,102.881	9.32	19,599
Band 29	24,051.652	9.30	223,680
Band 30	11,220.237	9.15	102,665
Band 31	22,014.803	9.07	199,674
Band 38	995.752	7.30	7,269
Band 41	1,951.133	9.15	17,853
Band 42	2,958.499	9.05	26,774
Band 43	7,718.371	8.98	69,311
Band 44	174.093	7.98	1,389
Band 45	23,333.124	7.85	183,165
Band 46	114,346.022	7.57	865,599
Band 47	23,587.367	7.52	177,377
Band 55	2,425.629	7.23	17,537
	6,882,790.472		$ 58,626,210
ING Lord Abbett Affiliated Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	36,256.729	$ 10.51	$ 381,058
Band 7	647.889	10.47	6,783
Band 10	42,071.318	10.34	435,017
Band 12	5,354.647	10.28	55,046
Band 14	13,858.014	7.90	109,478
Band 15	12,758.158	7.89	100,662
Band 17	5,251.082	7.83	41,116
Band 20	50,306.425	10.21	513,629
Band 46	33,042.807	7.53	248,812
	199,547.069		$ 1,891,601

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	3,725.106	$ 12.13	$ 45,186
Band 2	132,186.550	11.83	1,563,767
Band 3	8,592.693	11.30	97,097
Band 4	182,115.666	11.45	2,085,224
Band 5	161,349.264	11.38	1,836,155
Band 6	5,258,119.044	11.23	59,048,677
Band 7	3,567,579.516	11.16	39,814,187
Band 8	3,538,269.452	11.02	38,991,729
Band 9	995,225.120	10.95	10,897,715
Band 10	3,530,625.190	10.87	38,377,896
Band 11	4,696,270.895	10.80	50,719,726
Band 12	831,820.274	10.73	8,925,432
Band 13	3,003,393.196	10.67	32,046,205
Band 14	4,064,826.321	10.53	42,802,621
Band 15	978,977.280	10.46	10,240,102
Band 16	162,615.792	10.32	1,678,195
Band 17	1,891,487.295	10.26	19,406,660
Band 18	54,982.731	10.19	560,274
Band 19	197,402.754	10.06	1,985,872
Band 20	1,197,887.606	10.60	12,697,609
Band 21	254,937.181	10.39	2,648,797
Band 25	63,892.686	11.98	765,434
Band 26	160,659.738	8.43	1,354,362
Band 27	11,297.076	8.31	93,879
Band 28	9,831.966	8.25	81,114
Band 29	107,117.571	8.23	881,578
Band 30	19,430.295	8.11	157,580
Band 31	14,632.526	8.06	117,938
Band 38	96,529.054	7.25	699,836
Band 41	8,725.166	8.12	70,848
Band 42	1,784.585	8.04	14,348
Band 43	73,427.544	7.98	585,952
Band 44	251.262	7.85	1,972
Band 45	15,114.464	7.73	116,835
Band 46	1,874,070.114	7.22	13,530,786
Band 47	244,251.488	7.17	1,751,283
Band 50	632.642	7.15	4,523
Band 52	456.434	7.22	3,295
Band 53	1,019.434	7.17	7,309
Band 56	130,679.565	6.23	814,134
Band 57	345.916	6.20	2,145
Band 59	6,681.310	6.17	41,224
	37,553,219.762		$ 397,565,501

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	283,654.838	$ 10.36	$ 2,938,664
Band 7	14,300.768	10.32	147,584
Band 10	220,274.806	10.19	2,244,600
Band 11	2,958.573	10.16	30,059
Band 12	85,597.289	10.13	867,101
Band 13	5,188.863	7.29	37,827
Band 14	71,121.827	7.88	560,440
Band 15	197,843.311	7.87	1,557,027
Band 17	44,357.488	7.81	346,432
Band 20	407,921.778	10.06	4,103,693
Band 46	201,629.060	7.17	1,445,680
	1,534,848.601		$ 14,279,107
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	12,156.186	$ 9.12	$ 110,864
Band 4	116,879.863	9.04	1,056,594
Band 5	78,284.477	9.02	706,126
Band 6	2,376,602.707	8.99	21,365,658
Band 7	1,284,421.241	8.97	11,521,259
Band 8	1,266,965.563	8.94	11,326,672
Band 9	179,556.945	8.92	1,601,648
Band 10	2,920,415.257	8.90	25,991,696
Band 11	691,115.591	8.89	6,144,018
Band 12	254,172.479	8.87	2,254,510
Band 13	1,373,994.168	8.85	12,159,848
Band 14	1,976,963.408	8.82	17,436,817
Band 15	1,055,822.364	8.80	9,291,237
Band 16	128,107.281	8.77	1,123,501
Band 17	1,483,984.258	8.75	12,984,862
Band 18	12,575.951	8.74	109,914
Band 19	56,149.231	8.71	489,060
Band 20	642,231.029	8.84	5,677,322
Band 21	184,200.618	8.79	1,619,123
Band 25	35,866.371	9.16	328,536
Band 26	105,953.623	9.14	968,416
Band 27	19,401.260	9.04	175,387
Band 28	4,957.710	8.99	44,570
Band 29	81,006.685	8.97	726,630
Band 30	28,090.201	8.87	249,160
Band 31	26,067.667	8.82	229,917
Band 33	355.214	8.66	3,076
Band 35	14,482.305	5.38	77,915
Band 38	145,334.169	7.24	1,052,219
Band 39	46,099.136	5.37	247,552
Band 40	2,277.834	5.36	12,209

Division/Contract	Units	Unit Value	Extended Value
ING Marsico International Opportunities Portfolio - Service Class			
Band 41	20,051.743	$ 8.87	$ 177,859
Band 42	6,484.615	8.81	57,129
Band 43	42,895.127	8.76	375,761
Band 45	5,146.522	8.59	44,209
Band 46	1,147,803.511	8.72	10,008,847
Band 47	132,142.524	8.67	1,145,676
Band 50	14,269.627	7.10	101,314
Band 51	6,695.115	7.05	47,201
Band 52	1,241.975	7.17	8,905
Band 55	3,734.098	7.15	26,699
Band 56	204,224.951	5.29	1,080,350
Band 57	5,410.276	5.26	28,458
Band 59	5,741.243	5.23	30,027
	18,200,332.119		$ 160,218,751
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	4,541.523	$ 23.24	$ 105,545
Band 2	61,063.661	22.58	1,378,817
Band 3	2,835.367	21.47	60,875
Band 4	277,551.031	21.79	6,047,837
Band 5	214,568.089	21.63	4,641,108
Band 6	4,728,779.145	21.33	100,864,859
Band 7	3,671,981.233	21.17	77,735,843
Band 8	3,028,687.382	20.87	63,208,706
Band 9	643,128.007	20.72	13,325,612
Band 10	3,123,588.208	20.57	64,252,209
Band 11	4,110,239.772	20.42	83,931,096
Band 12	1,157,196.405	20.27	23,456,371
Band 13	3,103,639.835	20.13	62,476,270
Band 14	4,100,404.568	19.84	81,352,027
Band 15	953,779.486	19.69	18,779,918
Band 16	186,410.612	19.41	3,618,230
Band 17	1,865,660.702	19.27	35,951,282
Band 18	88,490.475	19.13	1,692,823
Band 19	205,397.525	18.85	3,871,743
Band 20	1,287,947.486	19.98	25,733,191
Band 21	348,106.899	19.55	6,805,490
Band 22	374.779	21.79	8,166
Band 23	5,408.053	21.33	115,354
Band 24	243.679	24.27	5,914
Band 25	66,213.694	22.91	1,516,956
Band 26	338,064.582	22.75	7,690,969
Band 27	147,059.097	21.79	3,204,418
Band 28	40,364.178	21.32	860,564
Band 29	298,427.011	21.16	6,314,716
Band 30	198,537.812	20.27	4,024,361

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class (continued)			
Band 31	105,511.262	$ 19.83	$ 2,092,288
Band 32	3,419.101	19.02	65,031
Band 33	1,573.094	18.47	29,055
Band 34	13,127.309	18.08	237,342
Band 35	72,737.152	23.41	1,702,777
Band 36	11,141.078	22.75	253,460
Band 37	19,744.914	22.27	439,719
Band 38	370,388.319	10.73	3,974,267
Band 39	62,600.617	10.62	664,819
Band 40	15,999.056	10.53	168,470
Band 41	64,829.696	10.10	654,780
Band 42	72,679.380	9.99	726,067
Band 43	246,634.480	9.91	2,444,148
Band 44	31,838.286	9.13	290,684
Band 45	32,621.587	9.00	293,594
Band 46	1,984,552.284	8.60	17,067,150
Band 47	486,533.176	8.54	4,154,993
Band 49	55,330.353	7.77	429,917
Band 50	800.469	8.62	6,900
Band 51	2,708.579	8.55	23,158
Band 55	183.679	8.67	1,592
Band 56	251,662.828	7.87	1,980,586
Band 57	19,689.971	7.83	154,172
Band 58	3,638.778	7.81	28,419
	38,188,635.744		$ 740,914,658
ING MFS Total Return Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	444,932.031	$ 11.03	$ 4,907,600
Band 7	13,992.428	10.99	153,777
Band 8	3,717.144	10.92	40,591
Band 10	411,520.865	10.85	4,465,001
Band 11	23,070.177	10.82	249,619
Band 12	222,422.352	10.78	2,397,713
Band 13	16,490.217	8.69	143,300
Band 14	97,284.955	9.17	892,103
Band 15	426,503.496	9.15	3,902,507
Band 17	215,513.043	9.08	1,956,858
Band 20	954,315.590	10.71	10,220,720
Band 46	395,328.809	8.55	3,380,061
	3,225,091.107		$ 32,709,850

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	19,411.157	$ 11.51	$ 223,422
Band 4	148,397.446	11.40	1,691,731
Band 5	34,630.144	11.38	394,091
Band 6	4,123,842.872	11.34	46,764,378
Band 7	2,130,158.380	11.32	24,113,393
Band 8	3,363,382.239	11.28	37,938,952
Band 9	289,925.156	11.26	3,264,557
Band 10	4,480,383.376	11.23	50,314,705
Band 11	1,023,578.585	11.21	11,474,316
Band 12	300,770.105	11.19	3,365,617
Band 13	2,056,676.931	11.17	22,973,081
Band 14	2,883,147.043	11.13	32,089,427
Band 15	2,312,150.215	11.11	25,687,989
Band 16	290,678.613	11.07	3,217,812
Band 17	3,547,635.139	11.05	39,201,368
Band 18	64,482.766	11.03	711,245
Band 19	107,967.944	10.98	1,185,488
Band 20	906,505.592	11.15	10,107,537
Band 21	151,686.703	11.09	1,682,206
Band 25	5,868.526	11.55	67,781
Band 26	160,648.741	11.53	1,852,280
Band 27	44,479.072	11.40	507,061
Band 28	13,452.371	11.34	152,550
Band 29	298,673.254	11.32	3,380,981
Band 30	100,787.942	11.19	1,127,817
Band 31	41,108.059	11.13	457,533
Band 32	467.936	11.01	5,152
Band 34	170.879	10.87	1,857
Band 35	30,849.259	6.59	203,297
Band 36	1,533.989	6.58	10,094
Band 38	214,447.938	9.61	2,060,845
Band 39	86,396.766	6.57	567,627
Band 40	3,929.314	6.56	25,776
Band 41	39,783.053	11.19	445,172
Band 42	34,696.862	11.11	385,482
Band 43	126,412.203	11.05	1,396,855
Band 44	2,989.299	10.90	32,583
Band 45	11,668.029	10.84	126,481
Band 46	1,332,274.368	11.00	14,655,018
Band 47	238,487.829	10.94	2,609,057
Band 50	3,834.322	9.48	36,349
Band 51	6,291.528	9.40	59,140
Band 52	660.657	9.56	6,316
Band 54	1,637.298	9.43	15,440
Band 55	2,149.502	9.54	20,506
Band 56	198,515.663	6.26	1,242,708
Band 57	1,805.523	6.23	11,248
Band 59	3,100.990	6.19	19,195
Band 60	2,601.880	6.23	16,210
	31,245,133.458		$ 347,899,726

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Multi-Manager International Small Cap Portfolio - Class S			
Contracts in accumulation period:			
Band 4	11,400.746	$ 5.35	$ 60,994
Band 6	79,954.508	5.35	427,757
Band 7	8,703.619	5.35	46,564
Band 8	36,103.650	5.34	192,793
Band 9	446.021	5.34	2,382
Band 10	164,792.669	5.34	879,993
Band 11	16,732.041	5.34	89,349
Band 13	19,014.563	5.33	101,348
Band 14	7,958.538	5.33	42,419
Band 15	50,967.861	5.33	271,659
Band 16	6,711.934	5.32	35,707
Band 17	31,280.855	5.32	166,414
Band 20	18,997.507	5.33	101,257
Band 26	20.295	5.36	109
Band 29	422.277	5.35	2,259
Band 41	2,061.263	5.33	10,987
Band 46	24,004.812	5.32	127,706
Band 47	2,964.122	5.31	15,739
Band 56	7,432.963	5.36	39,841
Band 57	2,375.335	5.34	12,684
Band 59	1,501.620	5.32	7,989
	493,847.199		$ 2,635,950
ING Oppenheimer Active Asset Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	98,549.270	$ 8.44	$ 831,756
Band 7	6,345.588	8.44	53,557
Band 8	24,362.220	8.44	205,617
Band 10	162,978.610	8.43	1,373,910
Band 11	7,774.405	8.43	65,538
Band 13	18,158.766	8.43	153,078
Band 14	4,125.894	8.43	34,781
Band 15	40,405.573	8.43	340,619
Band 17	14,648.518	8.42	123,341
Band 20	1,603.202	8.43	13,515
Band 46	26,453.369	8.42	222,737
Band 47	1,685.149	8.41	14,172
Band 56	4,521.761	8.45	38,209
	411,612.325		$ 3,470,830

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Main Street Portfolio® - Service Class			
Contracts in accumulation period:			
Band 2	51,915.859	$ 16.09	$ 835,326
Band 3	1,565.171	15.30	23,947
Band 4	102,335.508	15.52	1,588,247
Band 5	65,640.573	15.41	1,011,521
Band 6	1,941,992.582	15.20	29,518,287
Band 7	1,398,146.585	15.08	21,084,051
Band 8	1,977,942.301	14.87	29,412,002
Band 9	283,598.536	14.76	4,185,914
Band 10	777,721.810	14.65	11,393,625
Band 11	2,346,196.353	14.55	34,137,157
Band 12	430,559.446	14.44	6,217,278
Band 13	1,047,409.067	14.34	15,019,846
Band 14	1,315,650.698	14.13	18,590,144
Band 15	264,098.594	14.03	3,705,303
Band 16	32,486.504	13.83	449,288
Band 17	391,293.720	13.73	5,372,463
Band 18	17,301.036	13.63	235,813
Band 19	55,816.735	13.43	749,619
Band 20	345,090.973	14.24	4,914,095
Band 21	98,156.107	13.93	1,367,315
Band 22	412.167	15.52	6,397
Band 23	5,668.503	15.20	86,161
Band 25	46,536.768	16.32	759,480
Band 26	30,101.780	16.21	487,950
Band 27	13,214.992	15.52	205,097
Band 28	7,003.677	15.19	106,386
Band 29	38,182.223	15.08	575,788
Band 30	21,704.429	14.44	313,412
Band 31	17,023.394	14.13	240,541
Band 34	247.756	12.88	3,191
Band 38	17,364.985	7.11	123,465
Band 41	12,661.317	8.71	110,280
Band 42	198.775	8.61	1,711
Band 43	18,610.270	8.54	158,932
Band 45	3,337.025	7.50	25,028
Band 46	275,564.113	7.18	1,978,550
Band 47	26,984.322	7.14	192,668
Band 50	1,666.230	7.00	11,664
Band 56	49,509.069	6.49	321,314
Band 57	1,707.319	6.46	11,029
Band 60	99.175	6.46	641
	13,532,716.447		$ 195,530,926

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Main Street Portfolio® - Service 2 Class			
Contracts in accumulation period:			
Band 6	54,769.934	$ 9.66	$ 529,078
Band 7	1,935.483	9.63	18,639
Band 10	22,143.196	9.51	210,582
Band 12	23,731.826	9.45	224,266
Band 14	6,395.026	7.68	49,114
Band 15	60,005.065	7.66	459,639
Band 17	5,996.226	7.61	45,631
Band 20	97,197.766	9.39	912,687
Band 46	25,629.228	7.14	182,993
	297,803.750		$ 2,632,629
ING PIMCO Core Bond Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	2,473.067	$ 16.97	$ 41,968
Band 2	149,919.875	16.49	2,472,179
Band 3	9,021.974	15.68	141,465
Band 4	648,190.833	15.91	10,312,716
Band 5	373,708.552	15.80	5,904,595
Band 6	16,888,378.900	15.57	262,952,059
Band 7	8,505,213.841	15.46	131,490,606
Band 8	10,313,406.970	15.24	157,176,322
Band 9	1,530,241.887	15.13	23,152,560
Band 10	27,390,667.760	15.02	411,407,830
Band 11	5,969,432.039	14.91	89,004,232
Band 12	1,830,575.253	14.80	27,092,514
Band 13	10,172,224.820	14.70	149,531,705
Band 14	13,682,366.450	14.49	198,257,490
Band 15	8,442,286.881	14.38	121,400,085
Band 16	1,210,353.894	14.17	17,150,715
Band 17	9,592,660.613	14.07	134,968,735
Band 18	248,203.525	13.97	3,467,403
Band 19	490,238.351	13.77	6,750,582
Band 20	3,680,967.040	14.59	53,705,309
Band 21	851,914.445	14.28	12,165,338
Band 25	84,050.802	16.73	1,406,170
Band 26	1,356,952.018	16.61	22,538,973
Band 27	340,332.120	15.91	5,414,684
Band 28	99,573.410	15.57	1,550,358
Band 29	1,503,501.158	15.45	23,229,093
Band 30	576,714.239	14.80	8,535,371
Band 31	266,686.731	14.48	3,861,624
Band 32	6,017.831	13.88	83,527
Band 33	2,011.677	13.49	27,138
Band 34	3,457.211	13.20	45,635
Band 35	60,562.462	17.10	1,035,618
Band 36	16,666.758	16.61	276,835

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Core Bond Portfolio - Service Class (continued)			
Band 37	2,755.260	$ 16.26	$ 44,801
Band 38	1,348,557.564	12.44	16,776,056
Band 39	19,911.287	12.31	245,108
Band 40	14,175.985	12.20	172,947
Band 41	206,997.985	11.97	2,477,766
Band 42	202,341.574	11.84	2,395,724
Band 43	704,739.997	11.74	8,273,648
Band 44	39,709.779	11.33	449,912
Band 45	43,036.996	11.22	482,875
Band 46	13,368,895.110	11.11	148,528,425
Band 47	1,650,532.105	11.04	18,221,874
Band 50	13,833.657	11.46	158,534
Band 51	9,830.845	11.37	111,777
Band 52	4,910.646	11.56	56,767
Band 53	1,368.856	11.49	15,728
Band 55	86,636.402	11.53	998,918
Band 56	2,401,660.656	10.16	24,400,872
Band 57	183,015.239	10.11	1,850,284
Band 58	3,113.490	10.08	31,384
Band 59	7,572.321	10.05	76,102
Band 60	22,139.476	10.12	224,051
	146,634,708.617		$ 2,112,544,987
ING PIMCO Core Bond Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	942,777.587	$ 12.46	$ 11,747,009
Band 7	59,735.174	12.42	741,911
Band 8	2,780.061	12.34	34,306
Band 10	888,472.258	12.26	10,892,670
Band 11	10,358.076	12.22	126,576
Band 12	475,011.950	12.18	5,785,646
Band 13	3,742.035	11.22	41,986
Band 14	143,827.023	11.23	1,615,177
Band 15	316,257.138	11.20	3,542,080
Band 17	318,322.148	11.12	3,539,742
Band 20	1,368,226.382	12.10	16,555,539
Band 46	615,424.592	11.03	6,788,133
	5,144,934.424		$ 61,410,775

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	53.972	$ 9.76	$ 527
Band 2	43,228.862	9.44	408,080
Band 4	235,757.752	9.33	2,199,620
Band 5	231,109.803	9.31	2,151,632
Band 6	4,317,112.848	9.26	39,976,465
Band 7	3,714,546.976	9.24	34,322,414
Band 8	2,182,503.116	9.20	20,079,029
Band 9	619,342.289	9.18	5,685,562
Band 10	3,338,097.929	9.15	30,543,596
Band 11	3,078,712.322	9.13	28,108,643
Band 12	1,037,281.701	9.11	9,449,636
Band 13	2,840,103.272	9.09	25,816,539
Band 14	5,369,702.505	9.05	48,595,808
Band 15	1,056,909.845	9.03	9,543,896
Band 16	177,293.971	8.98	1,592,100
Band 17	2,111,385.333	8.96	18,918,013
Band 18	46,051.589	8.94	411,701
Band 19	308,901.142	8.90	2,749,220
Band 20	1,757,351.002	9.07	15,939,174
Band 21	396,372.233	9.00	3,567,350
Band 24	223.441	9.67	2,161
Band 25	40,655.201	9.49	385,818
Band 26	372,409.209	9.46	3,522,991
Band 27	105,447.633	9.33	983,826
Band 28	62,594.130	9.26	579,622
Band 29	355,072.350	9.24	3,280,869
Band 30	131,539.895	9.11	1,198,328
Band 31	139,310.959	9.05	1,260,764
Band 32	247.867	8.92	2,211
Band 33	2,576.245	8.84	22,774
Band 34	933.108	8.78	8,193
Band 35	113,335.868	8.96	1,015,489
Band 36	10,079.297	8.89	89,605
Band 37	15,573.840	8.84	137,673
Band 38	217,607.894	8.88	1,932,358
Band 39	31,362.577	8.81	276,304
Band 40	22,199.349	8.76	194,466
Band 41	64,516.616	9.11	587,746
Band 42	59,381.914	9.03	536,219
Band 43	150,254.238	8.96	1,346,278
Band 44	20,777.435	8.81	183,049
Band 45	23,063.904	8.75	201,809
Band 46	888,722.301	8.30	7,376,395
Band 47	149,880.902	8.25	1,236,517
Band 51	494.382	8.15	4,029
Band 55	25,209.421	8.27	208,482
Band 56	17,932.541	7.69	137,901
Band 57	226.669	7.65	1,734
Band 60	796.551	7.66	6,102
	35,884,244.199		$ 326,778,718

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	844.695	$ 8.55	$ 7,222
Band 3	782.556	8.44	6,605
Band 4	38,597.652	8.48	327,308
Band 5	52,672.783	8.46	445,612
Band 6	896,824.601	8.43	7,560,231
Band 7	449,248.278	8.41	3,778,178
Band 8	209,564.844	8.38	1,756,153
Band 9	30,666.968	8.37	256,683
Band 10	574,371.448	8.35	4,796,002
Band 11	226,183.029	8.33	1,884,105
Band 12	167,298.180	8.32	1,391,921
Band 13	362,301.208	8.30	3,007,100
Band 14	775,329.397	8.27	6,411,974
Band 15	210,717.713	8.26	1,740,528
Band 16	21,859.550	8.23	179,904
Band 17	356,416.152	8.21	2,926,177
Band 18	10,135.940	8.20	83,115
Band 19	52,473.581	8.16	428,184
Band 20	349,591.749	8.29	2,898,116
Band 21	46,021.470	8.24	379,217
Band 25	3,875.591	8.59	33,291
Band 26	46,212.726	8.57	396,043
Band 27	42,648.323	8.48	361,658
Band 28	9,198.361	8.43	77,542
Band 29	25,983.183	8.41	218,519
Band 30	21,324.847	8.32	177,423
Band 31	19,743.832	8.27	163,281
Band 32	3,000.407	8.18	24,543
Band 35	30,069.883	8.63	259,503
Band 36	4,292.113	8.57	36,783
Band 38	143,994.973	8.55	1,231,157
Band 39	17,116.842	8.49	145,322
Band 40	25,852.310	8.44	218,193
Band 41	9,251.144	8.32	76,970
Band 42	10,196.630	8.26	84,224
Band 43	22,547.058	8.21	185,111
Band 45	761.373	8.06	6,137
Band 46	148,471.544	8.18	1,214,497
Band 47	45,235.323	8.13	367,763
Band 50	537.521	7.43	3,994
Band 55	3,225.574	7.48	24,127
Band 56	24,454.460	6.83	167,024
	5,489,895.812		$ 45,737,440

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Service Class			
Currently payable annuity contracts:	6,569.350	$ 8.41	$ 55,248
Contracts in accumulation period:			
Band 1	9,468.026	7.77	73,567
Band 2	789,725.161	8.41	6,641,589
Band 3	16,293.742	8.30	135,238
Band 4	251,223.004	8.33	2,092,688
Band 5	239,154.819	8.31	1,987,377
Band 6	8,408,546.714	8.28	69,622,767
Band 7	5,633,124.654	8.27	46,585,941
Band 8	4,116,452.368	8.24	33,919,568
Band 9	786,881.466	8.22	6,468,166
Band 10	6,906,770.113	8.20	56,635,515
Band 11	4,340,222.156	8.19	35,546,419
Band 12	1,217,637.690	8.17	9,948,100
Band 13	3,832,716.222	8.16	31,274,964
Band 14	7,802,110.889	8.13	63,431,162
Band 15	2,370,996.306	8.11	19,228,780
Band 16	217,087.156	8.08	1,754,064
Band 17	3,996,449.139	8.07	32,251,345
Band 18	80,413.004	8.05	647,325
Band 19	346,626.471	8.02	2,779,944
Band 20	3,920,525.568	8.14	31,913,078
Band 21	471,118.796	8.10	3,816,062
Band 25	46,932.129	8.44	396,107
Band 26	181,447.328	8.42	1,527,787
Band 27	31,673.814	8.33	263,843
Band 28	5,298.850	8.28	43,874
Band 29	164,898.751	8.27	1,363,713
Band 30	29,380.573	8.17	240,039
Band 31	101,456.296	8.13	824,840
Band 35	85,884.026	8.48	728,297
Band 36	23,770.464	8.42	200,147
Band 37	12,720.001	8.37	106,466
Band 38	574,693.501	8.41	4,833,172
Band 39	222,771.290	8.34	1,857,913
Band 40	49,772.651	8.30	413,113
Band 41	31,042.614	8.18	253,929
Band 42	58,987.127	8.11	478,386
Band 43	127,675.084	8.07	1,030,338
Band 44	26,829.328	7.96	213,561
Band 45	5,301.391	7.92	41,987
Band 46	2,485,007.652	8.04	19,979,462
Band 47	262,349.621	7.99	2,096,173
Band 50	9,892.098	7.68	75,971
Band 51	5,453.235	7.62	41,554
Band 52	327.121	7.75	2,535
Band 54	1,141.080	7.64	8,718
Band 55	1,221.340	7.73	9,441
Band 56	61,760.003	6.95	429,232
Band 57	1,296.582	6.91	8,959
Band 59	5,991.814	6.88	41,224
	60,375,088.578		$ 494,319,688

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Currently payable annuity contracts:	7,329.479	$ 37.95	$ 278,154
Contracts in accumulation period:			
Band 1	16,461.849	39.50	650,243
Band 2	333,959.885	37.95	12,673,778
Band 3	11,328.402	35.36	400,572
Band 4	245,136.168	36.14	8,859,221
Band 5	202,422.629	35.73	7,232,561
Band 6	8,278,461.718	35.06	290,242,868
Band 7	4,433,308.952	34.67	153,702,821
Band 8	4,590,192.610	34.02	156,158,353
Band 9	600,421.712	33.63	20,192,182
Band 10	9,041,618.912	33.29	300,995,494
Band 11	3,579,728.070	32.96	117,987,837
Band 12	1,168,271.668	32.62	38,109,022
Band 13	4,902,623.437	32.30	158,354,737
Band 14	5,666,248.940	31.65	179,336,779
Band 15	3,106,564.378	31.33	97,328,662
Band 16	454,095.324	30.70	13,940,726
Band 17	3,963,913.734	30.39	120,463,338
Band 18	124,365.637	30.08	3,740,918
Band 19	383,153.029	29.47	11,291,520
Band 20	2,269,322.306	31.97	72,550,234
Band 21	355,783.681	31.01	11,032,852
Band 25	64,132.535	38.73	2,483,853
Band 26	769,031.229	9.30	7,151,990
Band 27	274,173.771	9.20	2,522,399
Band 28	69,537.920	9.15	636,272
Band 29	1,033,418.698	9.13	9,435,113
Band 30	234,640.239	9.03	2,118,801
Band 31	153,662.900	8.98	1,379,893
Band 32	1,819.764	8.88	16,160
Band 33	548.192	8.81	4,830
Band 34	3,614.860	8.76	31,666
Band 35	190,714.348	7.30	1,392,215
Band 36	34,009.551	7.29	247,930
Band 37	1,664.569	7.28	12,118
Band 38	1,531,767.964	8.31	12,728,992
Band 39	187,769.130	7.28	1,366,959
Band 40	66,211.387	7.27	481,357
Band 41	211,306.763	9.03	1,908,100
Band 42	74,198.022	8.96	664,814
Band 43	459,334.319	8.91	4,092,669
Band 44	11,292.515	8.79	99,261
Band 45	96,955.566	8.74	847,392
Band 46	12,124,597.630	8.68	105,241,507
Band 47	2,081,470.572	8.62	17,942,276
Band 49	382,200.631	7.26	2,774,777

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio -			
Service Class (continued)			
Band 50	13,795.301	$ 8.16	$ 112,570
Band 51	45,090.781	8.10	365,235
Band 52	49,763.640	8.24	410,052
Band 53	4,668.737	8.19	38,237
Band 54	4,314.798	8.12	35,036
Band 55	19,138.056	8.22	157,315
Band 56	1,155,828.484	7.41	8,564,689
Band 57	104,547.814	7.37	770,517
Band 58	6,620.902	7.35	48,664
Band 59	18,502.053	7.33	135,620
Band 60	88,085.825	7.37	649,193
Band 62	4,055.891	7.33	29,730
	75,307,197.877		$ 1,962,421,074
ING T. Rowe Price Capital Appreciation Portfolio -			
Service 2 Class			
Contracts in accumulation period:			
Band 6	1,098,377.519	$ 12.44	$ 13,663,816
Band 7	1,190.142	12.40	14,758
Band 10	819,836.262	12.24	10,034,796
Band 11	16,400.502	12.20	200,086
Band 12	546,351.475	12.16	6,643,634
Band 13	5,343.829	8.77	46,865
Band 14	202,170.559	9.69	1,959,033
Band 15	763,647.019	9.66	7,376,830
Band 17	296,319.485	9.59	2,841,704
Band 20	1,543,755.735	12.08	18,648,569
Band 46	940,792.885	8.62	8,109,635
	6,234,185.412		$ 69,539,726
ING T. Rowe Price Equity Income Portfolio - Service			
Class			
Currently payable annuity contracts:	6,413.280	$23.99 to $24.98	$ 154,071
Contracts in accumulation period:			
Band 1	55,100.871	24.98	1,376,420
Band 2	729,808.587	23.99	17,508,108
Band 3	17,095.539	22.36	382,256
Band 4	163,315.139	22.85	3,731,751
Band 5	124,572.509	22.59	2,814,093
Band 6	3,367,200.333	22.17	74,650,831
Band 7	2,795,600.428	21.92	61,279,561
Band 8	1,752,664.803	21.51	37,699,820
Band 9	304,958.413	21.26	6,483,416
Band 10	2,853,747.602	21.05	60,071,387
Band 11	2,092,367.866	20.84	43,604,946
Band 12	691,572.311	20.63	14,267,137
Band 13	1,928,955.767	20.42	39,389,277
Band 14	3,501,443.772	20.01	70,063,890
Band 15	849,405.954	19.81	16,826,732

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class (continued)			
Band 16	121,126.089	$ 19.41	$ 2,351,057
Band 17	1,638,713.783	19.21	31,479,692
Band 18	58,827.776	19.02	1,118,904
Band 19	194,090.892	18.63	3,615,913
Band 20	1,310,977.258	20.21	26,494,850
Band 21	264,548.755	19.61	5,187,801
Band 24	42.495	26.53	1,127
Band 25	40,019.261	24.48	979,672
Band 26	289,597.656	8.86	2,565,835
Band 27	60,534.753	8.73	528,468
Band 28	34,422.585	8.67	298,444
Band 29	271,992.083	8.65	2,352,732
Band 30	125,025.661	8.53	1,066,469
Band 31	50,204.715	8.47	425,234
Band 33	308.861	8.27	2,554
Band 35	25,751.751	8.26	212,709
Band 36	16,029.920	8.20	131,445
Band 37	55,955.962	8.15	456,041
Band 38	426,557.956	8.18	3,489,244
Band 39	66,174.015	8.12	537,333
Band 40	61,796.929	8.08	499,319
Band 41	45,019.421	8.53	384,016
Band 42	65,462.456	8.45	553,158
Band 43	119,346.437	8.39	1,001,317
Band 44	12,523.481	8.25	103,319
Band 45	9,589.300	8.12	77,865
Band 46	1,818,539.739	7.65	13,911,829
Band 47	261,369.428	7.60	1,986,408
Band 50	2,116.381	7.33	15,513
Band 51	6,570.219	7.27	47,765
Band 52	2,813.521	7.39	20,792
Band 55	1,056.141	7.37	7,784
Band 56	280,187.491	6.68	1,871,652
Band 57	136.260	6.65	906
Band 60	452.576	6.65	3,010
	28,972,105.181		$ 554,083,873
ING T. Rowe Price Equity Income Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	425,365.762	$ 10.56	$ 4,491,862
Band 8	589.858	10.46	6,170
Band 10	288,172.484	10.40	2,996,994
Band 11	31,753.760	10.36	328,969
Band 12	166,365.985	10.33	1,718,561
Band 14	50,261.937	8.42	423,206
Band 15	183,918.881	8.40	1,544,919
Band 17	90,065.385	8.34	751,145
Band 20	605,179.840	10.26	6,209,145
Band 46	222,819.496	7.60	1,693,428
	2,064,493.388		$ 20,164,399

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service Class			
Currently payable annuity contracts:	1,418.693	$ 16.96	$ 24,061
Contracts in accumulation period:			
Band 1	3,422.006	17.52	59,954
Band 2	377,733.240	16.96	6,406,356
Band 3	8,636.007	16.02	138,349
Band 4	147,158.123	16.27	2,394,263
Band 5	83,731.489	16.12	1,349,752
Band 6	1,712,449.652	15.88	27,193,700
Band 7	1,551,008.850	15.73	24,397,369
Band 8	1,563,733.426	15.49	24,222,231
Band 9	369,472.102	15.34	5,667,702
Band 10	1,823,433.072	15.22	27,752,651
Band 11	875,862.445	15.09	13,216,764
Band 12	401,369.949	14.97	6,008,508
Band 13	1,253,472.669	14.85	18,614,069
Band 14	1,778,368.945	14.60	25,964,187
Band 15	472,477.403	14.48	6,841,473
Band 16	77,144.084	14.25	1,099,303
Band 17	994,246.359	14.13	14,048,701
Band 18	24,519.005	14.01	343,511
Band 19	83,741.006	13.78	1,153,951
Band 20	632,626.369	14.72	9,312,260
Band 21	160,917.289	14.36	2,310,772
Band 25	77,020.157	17.21	1,325,517
Band 26	110,701.857	8.44	934,324
Band 27	12,842.242	8.35	107,233
Band 28	15,414.992	8.30	127,944
Band 29	78,314.678	8.28	648,446
Band 30	14,595.216	8.19	119,535
Band 31	13,985.490	8.15	113,982
Band 32	191.546	8.06	1,544
Band 33	971.281	8.00	7,770
Band 34	70.994	7.95	564
Band 38	135,799.109	7.07	960,100
Band 41	33,346.165	8.19	273,105
Band 42	7,272.514	8.13	59,126
Band 43	19,249.335	8.09	155,727
Band 44	1,087.447	7.98	8,678
Band 45	15,965.445	7.93	126,606
Band 46	948,729.787	7.76	7,362,143
Band 47	144,651.875	7.71	1,115,266
Band 50	8,274.960	6.96	57,594
Band 51	1,051.200	6.90	7,253
Band 52	1,291.883	7.02	9,069
Band 56	384,128.506	6.20	2,381,597
Band 57	674.761	6.16	4,157
Band 59	3,346.253	6.13	20,513
Band 60	7,185.963	6.17	44,337
	16,433,105.839		$ 234,492,017

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	55,483.426	$ 11.69	$ 648,601
Band 7	623.523	11.65	7,264
Band 10	46,059.167	11.50	529,680
Band 12	32,061.850	11.43	366,467
Band 13	5,126.564	7.85	40,244
Band 14	8,201.791	8.18	67,091
Band 15	28,724.398	8.16	234,391
Band 17	12,785.375	8.10	103,562
Band 20	121,941.919	11.35	1,384,041
Band 46	46,286.920	7.72	357,335
	357,294.933		$ 3,738,676
ING Van Kampen Capital Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	11,811.388	$ 7.21	$ 85,160
Band 3	3,308.635	7.04	23,293
Band 4	45,504.519	7.09	322,627
Band 5	67,636.386	7.07	478,189
Band 6	2,227,821.920	7.02	15,639,310
Band 7	2,066,751.663	7.00	14,467,262
Band 8	401,792.383	6.95	2,792,457
Band 9	179,335.815	6.93	1,242,797
Band 10	1,525,359.888	6.90	10,524,983
Band 11	771,766.493	6.88	5,309,753
Band 12	584,039.246	6.86	4,006,509
Band 13	1,114,574.401	6.83	7,612,543
Band 14	2,240,049.214	6.79	15,209,934
Band 15	474,811.494	6.76	3,209,726
Band 16	49,412.265	6.72	332,050
Band 17	1,044,646.060	6.70	6,999,129
Band 18	24,653.546	6.67	164,439
Band 19	126,921.083	6.63	841,487
Band 20	1,834,220.720	6.81	12,491,043
Band 21	201,015.564	6.74	1,354,845
Band 25	13,093.332	7.26	95,058
Band 26	152,235.650	7.88	1,199,617
Band 27	84,726.286	7.80	660,865
Band 28	14,700.215	7.75	113,927
Band 29	109,010.685	7.74	843,743
Band 30	62,164.201	7.65	475,556
Band 31	87,197.394	7.61	663,572
Band 33	191.965	7.47	1,434
Band 34	4,750.106	7.43	35,293
Band 35	73,980.623	5.52	408,373
Band 36	3,769.118	5.51	20,768
Band 37	1,503.375	5.50	8,269

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Capital Growth Portfolio - Service Class (continued)			
Band 38	40,985.247	$ 6.61	$ 270,912
Band 39	12,960.891	5.50	71,285
Band 40	23,669.794	5.49	129,947
Band 41	15,763.086	7.65	120,588
Band 42	21,340.449	7.60	162,187
Band 43	24,958.750	7.55	188,439
Band 45	802.383	7.41	5,946
Band 46	273,222.883	6.83	1,866,112
Band 47	34,865.697	6.79	236,738
Band 54	3,833.868	6.50	24,920
Band 55	2,818.664	6.58	18,547
Band 56	9,782.368	5.36	52,433
Band 57	12,999.940	5.33	69,290
Band 60	2,453.546	5.33	13,077
	16,083,213.199		$ 110,864,432
ING Van Kampen Capital Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 12	1,379.387	$ 8.39	$ 11,573
Band 20	36.072	8.34	301
	1,415.459		$ 11,874
ING Van Kampen Global Franchise Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	89.331	$ 12.74	$ 1,138
Band 2	7,167.606	12.57	90,097
Band 3	609.530	12.28	7,485
Band 4	50,398.210	12.36	622,922
Band 5	35,502.588	12.32	437,392
Band 6	2,715,368.821	12.24	33,236,114
Band 7	1,204,901.920	12.20	14,699,803
Band 8	1,078,572.138	12.11	13,061,509
Band 9	126,637.176	12.07	1,528,511
Band 10	3,388,662.624	12.03	40,765,611
Band 11	588,338.268	11.99	7,054,176
Band 12	225,513.336	11.95	2,694,884
Band 13	1,134,915.656	11.91	13,516,845
Band 14	2,022,868.892	11.83	23,930,539
Band 15	932,106.908	11.79	10,989,540
Band 16	114,514.790	11.71	1,340,968
Band 17	1,599,531.236	11.67	18,666,530
Band 18	12,990.881	11.63	151,084
Band 19	129,634.223	11.55	1,497,275
Band 20	638,483.157	11.87	7,578,795
Band 21	100,793.779	11.75	1,184,327
Band 25	10,425.352	12.66	131,985
Band 26	96,721.287	9.87	954,639

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Global Franchise Portfolio - Service Class (continued)			
Band 27	26,049.692	$ 9.76	$ 254,245
Band 28	4,898.268	9.71	47,562
Band 29	155,142.542	9.69	1,503,331
Band 30	31,245.849	9.58	299,335
Band 31	26,934.543	9.52	256,417
Band 34	3,266.205	9.30	30,376
Band 38	56,750.738	8.82	500,542
Band 41	19,518.028	9.58	186,983
Band 42	435.502	9.51	4,142
Band 43	42,957.830	9.46	406,381
Band 44	473.399	9.33	4,417
Band 45	14,905.578	9.28	138,324
Band 46	1,522,406.475	9.89	15,056,600
Band 47	175,049.908	9.83	1,720,741
Band 50	1,984.712	8.65	17,168
Band 51	40,646.445	8.59	349,153
Band 52	430.709	8.73	3,760
Band 53	804.277	8.67	6,973
Band 55	4,801.054	8.71	41,817
Band 56	88,607.163	7.19	637,086
Band 57	5,117.860	7.15	36,593
Band 59	6,197.738	7.11	44,066
Band 60	181.508	7.16	1,300
	18,443,553.732		$ 215,689,481
ING Van Kampen Global Franchise Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	767,388.505	$ 13.05	$ 10,014,420
Band 7	6,588.247	13.01	85,713
Band 8	463.087	12.92	5,983
Band 10	659,049.874	12.84	8,462,200
Band 11	14,885.559	12.80	190,535
Band 12	263,310.893	12.76	3,359,847
Band 13	10,782.729	10.00	107,827
Band 14	125,799.248	10.63	1,337,246
Band 15	703,532.934	10.61	7,464,484
Band 17	264,486.593	10.53	2,785,044
Band 20	1,109,217.986	12.68	14,064,884
Band 46	550,687.825	9.83	5,413,261
	4,476,193.480		$ 53,291,444

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Band 6	60,783.181	$ 8.57	$ 520,912
Band 7	903.372	8.57	7,742
Band 8	58,890.951	8.57	504,695
Band 10	83,471.826	8.56	714,519
Band 11	6,878.417	8.56	58,879
Band 13	27,689.088	8.56	237,019
Band 14	3,826.467	8.56	32,755
Band 15	26,113.495	8.56	223,532
Band 16	238.927	8.55	2,043
Band 17	8,202.544	8.55	70,132
Band 19	235.064	8.55	2,010
Band 20	1,823.243	8.56	15,607
Band 46	25,787.917	8.55	220,487
Band 47	3,751.459	8.54	32,037
Band 56	9,686.421	8.58	83,109
	318,282.372		$ 2,725,478
ING Van Kampen Growth and Income Portfolio - Service Class			
Currently payable annuity contracts:	1,384.882	$ 23.00	$ 31,852
Contracts in accumulation period:			
Band 1	3,717.851	23.72	88,187
Band 2	366,583.421	23.00	8,431,419
Band 3	10,369.486	21.79	225,951
Band 4	167,823.139	22.16	3,718,961
Band 5	100,211.784	21.96	2,200,651
Band 6	2,778,826.860	21.66	60,189,390
Band 7	1,628,582.771	21.46	34,949,386
Band 8	3,137,303.728	21.16	66,385,347
Band 9	286,443.361	20.97	6,006,717
Band 10	1,880,515.614	20.81	39,133,530
Band 11	3,235,909.626	20.65	66,821,534
Band 12	443,563.329	20.49	9,088,613
Band 13	1,558,546.655	20.33	31,685,253
Band 14	1,892,826.686	20.02	37,894,390
Band 15	500,727.970	19.86	9,944,457
Band 16	66,848.464	19.56	1,307,556
Band 17	795,559.274	19.40	15,433,850
Band 18	31,032.872	19.25	597,383
Band 19	74,195.675	18.96	1,406,750
Band 20	550,027.955	20.17	11,094,064
Band 21	146,256.047	19.71	2,882,707
Band 24	48.625	24.84	1,208
Band 25	29,396.715	23.36	686,707
Band 26	180,061.832	8.74	1,573,740
Band 27	89,089.927	8.64	769,737
Band 28	9,959.533	8.59	85,552

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Growth and Income Portfolio - Service Class (continued)			
Band 29	226,283.266	$ 8.57	$ 1,939,248
Band 30	64,900.265	8.48	550,354
Band 31	36,969.590	8.43	311,654
Band 33	325.337	8.28	2,694
Band 38	33,018.640	7.77	256,555
Band 41	14,891.770	8.48	126,282
Band 42	8,210.749	8.42	69,135
Band 43	36,936.728	8.37	309,160
Band 45	3,432.524	8.21	28,181
Band 46	1,324,476.738	8.29	10,979,912
Band 47	153,809.595	8.23	1,265,853
Band 50	555.527	7.64	4,244
Band 51	6,240.373	7.58	47,302
Band 56	78,836.106	6.88	542,392
Band 60	480.594	6.85	3,292
	21,955,181.884		$ 429,071,150
ING Van Kampen Growth and Income Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	594,673.136	$ 11.55	$ 6,868,475
Band 7	16,848.254	11.51	193,923
Band 8	1,543.779	11.44	17,661
Band 10	432,198.060	11.36	4,909,770
Band 11	14,172.996	11.33	160,580
Band 12	312,588.970	11.29	3,529,129
Band 13	13,898.626	8.37	116,331
Band 14	86,313.290	9.02	778,546
Band 15	339,723.809	8.99	3,054,117
Band 17	277,972.222	8.93	2,482,292
Band 20	1,661,840.670	11.22	18,645,852
Band 46	475,522.905	8.23	3,913,554
	4,227,296.717		$ 44,670,230
ING Van Kampen Real Estate Portfolio - Service Class			
Currently payable annuity contracts:	400.918	$ 43.04	$ 17,256
Contracts in accumulation period:			
Band 1	3,818.849	44.81	171,123
Band 2	69,126.109	43.04	2,975,188
Band 3	734.242	40.11	29,450
Band 4	49,340.062	40.99	2,022,449
Band 5	35,079.210	40.53	1,421,760
Band 6	952,216.462	39.77	37,869,649
Band 7	691,764.927	39.32	27,200,197
Band 8	581,354.005	38.59	22,434,451
Band 9	90,172.658	38.14	3,439,185
Band 10	710,187.481	37.76	26,816,679
Band 11	390,878.664	37.38	14,611,044

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Real Estate Portfolio - Service Class (continued)			
Band 12	162,445.658	$ 37.00	$ 6,010,489
Band 13	584,295.221	36.63	21,402,734
Band 14	839,079.585	35.89	30,114,566
Band 15	412,439.168	35.53	14,653,964
Band 16	45,841.256	34.82	1,596,193
Band 17	665,552.258	34.47	22,941,586
Band 18	18,568.445	34.12	633,555
Band 19	53,921.297	33.43	1,802,589
Band 20	351,230.826	36.26	12,735,630
Band 21	46,691.173	35.17	1,642,129
Band 24	73.325	47.60	3,490
Band 25	11,536.754	43.93	506,810
Band 26	113,524.950	10.91	1,238,557
Band 27	36,224.360	10.76	389,774
Band 28	7,429.104	10.68	79,343
Band 29	95,436.793	10.66	1,017,356
Band 30	40,769.905	10.51	428,492
Band 31	20,724.432	10.43	216,156
Band 32	713.293	10.29	7,340
Band 33	1,590.560	10.19	16,208
Band 34	628.792	10.12	6,363
Band 38	57,378.391	6.09	349,434
Band 41	35,788.852	10.51	376,141
Band 42	20,110.664	10.41	209,352
Band 43	66,770.544	10.34	690,407
Band 44	5,109.709	10.16	51,915
Band 45	15,518.215	9.95	154,406
Band 46	1,487,036.387	7.59	11,286,606
Band 47	155,674.528	7.54	1,173,786
Band 50	2,714.316	6.02	16,340
Band 51	396.013	5.97	2,364
Band 53	771.489	6.03	4,652
Band 55	8,892.485	6.06	53,888
Band 56	12,573.668	6.74	84,747
Band 60	1,182.770	6.71	7,936
	8,953,708.773		$ 270,913,729
ING Van Kampen Real Estate Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	260,944.345	$ 13.51	$ 3,525,358
Band 7	2,281.943	13.46	30,715
Band 8	99.602	13.38	1,333
Band 10	187,396.704	13.29	2,490,502
Band 11	3,472.104	13.25	46,005
Band 12	62,238.323	13.21	822,168
Band 13	3,496.072	7.67	26,815
Band 14	52,731.650	9.44	497,787
Band 15	197,333.822	9.42	1,858,885
Band 17	73,704.205	9.35	689,134
Band 20	330,057.980	13.12	4,330,361
Band 46	204,226.194	7.54	1,539,866
	1,377,982.944		$ 15,858,929

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus International Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	524.820	$ 7.61	$ 3,994
Band 4	37,266.662	7.55	281,363
Band 5	2,769.936	7.54	20,885
Band 6	218,566.390	7.52	1,643,619
Band 7	98,966.758	7.51	743,240
Band 8	137,502.898	7.48	1,028,522
Band 9	62,044.802	7.47	463,475
Band 10	187,024.902	7.46	1,395,206
Band 11	26,374.443	7.45	196,490
Band 12	4,775.582	7.44	35,530
Band 13	113,433.350	7.42	841,675
Band 14	169,026.736	7.40	1,250,798
Band 15	105,936.064	7.39	782,868
Band 16	4,454.898	7.37	32,833
Band 17	141,577.328	7.35	1,040,593
Band 19	6,663.425	7.32	48,776
Band 20	21,726.410	7.41	160,993
Band 21	17,596.809	7.38	129,864
Band 25	281.202	7.64	2,148
Band 26	63,457.278	7.62	483,544
Band 27	26,543.566	7.55	200,404
Band 28	9,921.000	7.52	74,606
Band 29	41,401.594	7.51	310,926
Band 30	20,271.606	7.43	150,618
Band 31	30,512.746	7.40	225,794
Band 34	1,487.559	7.25	10,785
Band 35	107,326.338	6.56	704,061
Band 36	6,245.845	6.52	40,723
Band 37	7,472.125	6.50	48,569
Band 38	287,615.201	6.51	1,872,375
Band 39	119,032.321	6.48	771,329
Band 40	24,172.766	6.45	155,914
Band 41	3,814.542	7.44	28,380
Band 42	3,179.415	7.39	23,496
Band 43	8,023.188	7.36	59,051
Band 44	179.774	7.27	1,307
Band 45	908.681	7.24	6,579
Band 46	87,228.049	7.33	639,382
Band 47	11,249.773	7.30	82,123
Band 49	212,380.359	5.93	1,259,416
	2,428,937.141		$ 17,252,254

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus International Equity Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	7,112.807	$ 7.40	$ 52,635
Band 10	6,970.910	7.35	51,236
Band 12	27.852	7.32	204
Band 14	147.377	7.29	1,074
Band 15	7,005.054	7.28	50,997
Band 17	2,694.463	7.24	19,508
Band 20	7,320.752	7.30	53,441
Band 46	7,586.611	7.22	54,775
	38,865.826		$ 283,870
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	1,090.804	$ 7.31	$ 7,974
Band 4	4,033.233	7.25	29,241
Band 5	3,162.811	7.24	22,899
Band 6	91,205.810	7.21	657,594
Band 7	39,562.217	7.20	284,848
Band 8	83,989.174	7.18	603,042
Band 9	12,786.498	7.17	91,679
Band 10	205,657.198	7.16	1,472,506
Band 11	8,767.171	7.15	62,685
Band 12	6,658.821	7.14	47,544
Band 13	111,071.244	7.12	790,827
Band 14	96,982.308	7.10	688,574
Band 15	57,123.924	7.09	405,009
Band 16	15,812.975	7.07	111,798
Band 17	80,134.520	7.06	565,750
Band 18	76.692	7.05	541
Band 19	1,414.366	7.02	9,929
Band 20	15,964.395	7.11	113,507
Band 21	6,176.168	7.08	43,727
Band 25	3,006.906	7.33	22,041
Band 26	3,646.418	7.32	26,692
Band 27	2,165.837	7.25	15,702
Band 28	677.481	7.21	4,885
Band 29	4,429.215	7.20	31,890
Band 30	3,615.597	7.13	25,779
Band 31	9,193.487	7.10	65,274
Band 38	578.012	6.95	4,017
Band 41	755.251	7.14	5,392
Band 42	2,019.791	7.09	14,320
Band 43	686.867	7.06	4,849
Band 46	41,920.976	7.03	294,704
Band 47	9,969.523	7.00	69,787
	924,335.690		$ 6,595,006

Division/Contract	Units	Unit Value	Extended Value
ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class			
Contracts in accumulation period:			
Band 6	2,045.045	$ 7.19	$ 14,704
Band 8	796.681	7.15	5,696
Band 10	6,532.247	7.13	46,575
Band 14	3,500.941	7.07	24,752
Band 15	4,743.292	7.06	33,488
Band 17	290.925	7.03	2,045
Band 20	29,045.626	7.09	205,933
Band 46	5,123.230	7.01	35,914
	52,077.987		$ 369,107
ING Diversified International Fund - Class R			
Contracts in accumulation period:			
Band 35	2,318.628	$ 6.35	$ 14,723
Band 36	3,697.829	6.32	23,370
Band 38	15,791.506	6.31	99,644
Band 39	3,765.234	6.29	23,683
Band 40	3,256.630	6.27	20,419
	28,829.827		$ 181,839
ING American Century Large Company Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	12,825.439	$ 7.84	$ 100,551
Band 37	344.397	7.65	2,635
Band 38	19,830.871	9.07	179,866
Band 39	7,944.070	8.97	71,258
Band 40	3,411.407	8.90	30,362
	44,356.184		$ 384,672
ING American Century Small-Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	3,222.841	$ 11.32	$ 36,483
Band 36	2,689.647	11.17	30,043
Band 38	23,646.851	12.12	286,600
Band 39	3,133.912	11.98	37,544
Band 40	1,124.975	11.89	13,376
	33,818.226		$ 404,046
ING Baron Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	6,827.014	$ 7.69	$ 52,500
Band 4	98,512.795	7.62	750,667
Band 5	20,245.727	7.61	154,070
Band 6	3,468,055.277	7.58	26,287,859
Band 7	797,642.717	7.56	6,030,179
Band 8	2,106,591.869	7.54	15,883,703
Band 9	232,657.492	7.52	1,749,584
Band 10	4,777,819.854	7.51	35,881,427

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service			
Class (continued)			
Band 11	542,365.780	$ 7.49	$ 4,062,320
Band 12	164,305.262	7.48	1,229,003
Band 13	1,662,195.849	7.47	12,416,603
Band 14	1,594,618.630	7.44	11,863,963
Band 15	1,705,281.111	7.42	12,653,186
Band 16	170,277.442	7.40	1,260,053
Band 17	1,688,800.233	7.38	12,463,346
Band 18	6,339.579	7.37	46,723
Band 19	41,401.272	7.34	303,885
Band 20	518,943.843	7.45	3,866,132
Band 21	100,397.710	7.41	743,947
Band 26	193,360.228	7.71	1,490,807
Band 27	36,367.974	7.62	277,124
Band 28	7,812.765	7.58	59,221
Band 29	160,694.075	7.56	1,214,847
Band 30	24,336.869	7.48	182,040
Band 31	54,352.094	7.44	404,380
Band 34	3,567.313	7.26	25,899
Band 35	79,256.007	10.97	869,438
Band 36	15,162.771	10.83	164,213
Band 37	5,405.893	10.72	57,951
Band 38	501,750.618	10.79	5,413,889
Band 39	170,621.239	10.67	1,820,529
Band 40	41,142.438	10.58	435,287
Band 41	14,186.900	7.48	106,118
Band 42	31,919.135	7.43	237,159
Band 43	92,114.186	7.38	679,803
Band 44	1,330.806	7.28	9,688
Band 45	27,890.841	7.24	201,930
Band 46	1,683,610.405	7.35	12,374,536
Band 47	274,753.538	7.31	2,008,448
Band 50	15,512.610	6.61	102,538
Band 52	15.183	6.67	101
Band 53	827.549	6.63	5,487
Band 54	1,352.153	6.58	8,897
Band 55	8,827.460	6.65	58,703
Band 56	209,093.399	6.24	1,304,743
Band 57	7,360.823	6.20	45,637
Band 58	1,089.543	6.19	6,744
Band 59	3,213.655	6.17	19,828
Band 60	484.643	6.21	3,010
	23,370,692.569		$ 177,288,145

Division/Contract	Units	Unit Value	Extended Value
ING Columbia Small Cap Value II Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	9,581.905	$ 6.71	$ 64,295
Band 4	77,931.895	6.66	519,026
Band 5	23,737.562	6.65	157,855
Band 6	3,270,508.075	6.63	21,683,469
Band 7	687,982.359	6.63	4,561,323
Band 8	1,531,120.257	6.61	10,120,705
Band 9	138,196.811	6.60	912,099
Band 10	4,530,155.212	6.59	29,853,723
Band 11	511,113.386	6.58	3,363,126
Band 12	147,870.775	6.57	971,511
Band 13	1,404,795.380	6.56	9,215,458
Band 14	1,520,349.631	6.54	9,943,087
Band 15	1,534,466.454	6.54	10,035,411
Band 16	151,225.876	6.52	985,993
Band 17	1,644,869.810	6.51	10,708,102
Band 18	8,090.111	6.50	52,586
Band 19	28,280.011	6.48	183,254
Band 20	707,626.177	6.55	4,634,951
Band 21	116,725.605	6.53	762,218
Band 26	149,932.948	6.72	1,007,549
Band 27	43,017.186	6.66	286,494
Band 28	7,886.911	6.63	52,290
Band 29	312,236.527	6.62	2,067,006
Band 30	31,915.239	6.57	209,683
Band 31	4,994.217	6.54	32,662
Band 38	115,887.913	7.36	852,935
Band 41	6,631.510	6.57	43,569
Band 42	26,692.554	6.54	174,569
Band 43	77,129.797	6.51	502,115
Band 44	1,719.436	6.45	11,090
Band 45	4,127.826	6.42	26,501
Band 46	1,392,519.586	6.49	9,037,452
Band 47	314,742.159	6.46	2,033,234
Band 50	9,573.971	7.24	69,316
Band 51	722.462	7.19	5,195
Band 52	1,820.740	7.31	13,310
Band 53	1,747.032	7.26	12,683
Band 54	1,423.986	7.20	10,253
Band 55	11,637.912	7.29	84,840
Band 56	113,209.045	7.10	803,784
Band 57	5,149.742	7.06	36,357
Band 59	996.885	7.02	6,998
	20,680,342.876		$ 136,108,077

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Davis New York Venture Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	12,883.915	$ 6.93	$ 89,286
Band 4	159,879.528	6.88	1,099,971
Band 5	41,650.879	6.87	286,142
Band 6	3,528,125.412	6.85	24,167,659
Band 7	683,782.528	6.84	4,677,072
Band 8	2,268,505.111	6.82	15,471,205
Band 9	460,508.085	6.80	3,131,455
Band 10	6,232,741.368	6.79	42,320,314
Band 11	661,801.614	6.78	4,487,015
Band 12	163,150.526	6.77	1,104,529
Band 13	1,749,544.325	6.76	11,826,920
Band 14	2,433,344.114	6.74	16,400,739
Band 15	2,198,500.584	6.73	14,795,909
Band 16	265,526.985	6.71	1,781,686
Band 17	1,649,555.146	6.70	11,052,019
Band 18	10,275.108	6.69	68,740
Band 19	43,540.861	6.67	290,418
Band 20	490,642.683	6.75	3,311,838
Band 21	189,819.330	6.72	1,275,586
Band 25	30,267.534	6.96	210,662
Band 26	158,614.694	6.95	1,102,372
Band 27	132,073.131	6.88	908,663
Band 28	33,134.539	6.85	226,972
Band 29	95,814.178	6.84	655,369
Band 30	20,934.028	6.77	141,723
Band 31	19,768.865	6.74	133,242
Band 32	752.987	6.68	5,030
Band 34	762.351	6.61	5,039
Band 35	24,864.431	8.09	201,153
Band 36	4,426.345	7.98	35,322
Band 38	218,068.085	9.15	1,995,323
Band 39	12,388.014	9.05	112,112
Band 40	3,420.759	8.98	30,718
Band 41	87,154.507	6.77	590,036
Band 42	12,444.021	6.73	83,748
Band 43	120,061.215	6.70	804,410
Band 44	2,739.086	6.62	18,133
Band 45	11,557.577	6.59	76,164
Band 46	2,546,741.927	6.68	17,012,236
Band 47	262,843.179	6.64	1,745,279
Band 50	17,341.601	6.89	119,484
Band 51	9,009.092	6.83	61,532
Band 52	1,505.168	6.95	10,461
Band 54	6,581.753	6.85	45,085
Band 55	11,595.843	6.93	80,359
Band 56	273,990.898	6.35	1,739,842
Band 57	8,392.837	6.31	52,959
Band 59	12,861.693	6.28	80,771
	27,383,888.440		$ 185,922,702

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	722.307	$ 6.93	$ 5,006
Band 4	54,945.852	10.78	592,316
Band 5	1,124.324	11.51	12,941
Band 6	540,677.402	6.91	3,736,081
Band 7	141,570.838	11.40	1,613,908
Band 8	519,821.630	6.90	3,586,769
Band 9	78,567.253	11.28	886,239
Band 10	651,474.055	9.16	5,967,502
Band 11	100,126.068	6.89	689,869
Band 12	16,589.020	6.89	114,298
Band 13	132,504.499	11.13	1,474,775
Band 14	103,147.295	6.88	709,653
Band 15	238,668.173	11.02	2,630,123
Band 16	687.333	6.88	4,729
Band 17	180,149.605	6.88	1,239,429
Band 19	2,712.424	8.90	24,141
Band 20	53,583.272	9.07	486,000
Band 21	43,785.070	9.00	394,066
Band 26	72,668.158	11.79	856,758
Band 27	41,976.119	11.55	484,824
Band 28	8,503.156	11.43	97,191
Band 29	88,108.167	11.40	1,004,433
Band 30	85,152.983	11.17	951,159
Band 31	37,232.909	11.05	411,424
Band 32	862.408	10.84	9,349
Band 33	1,412.031	10.69	15,095
Band 34	3,585.896	10.58	37,939
Band 35	65,535.367	11.95	783,148
Band 36	22,482.710	11.79	265,071
Band 37	5,840.214	11.67	68,155
Band 38	216,161.598	11.37	2,457,757
Band 39	71,088.567	11.24	799,035
Band 40	20,170.214	11.15	224,898
Band 41	20,771.397	10.49	217,892
Band 42	20,899.223	10.38	216,934
Band 43	64,295.795	10.30	662,247
Band 44	364.031	8.90	3,240
Band 46	166,421.907	6.87	1,143,319
Band 47	8,263.497	6.86	56,688
Band 56	95,957.939	6.92	664,029
Band 57	6,207.478	6.89	42,770
Band 59	4,035.528	6.87	27,724
	3,988,853.712		$ 35,668,924

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Partners Aggressive Growth			
Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	6,397.241	$ 8.20	$ 52,457
Band 4	17,624.333	8.09	142,581
Band 5	9,946.793	8.07	80,271
Band 6	1,053,733.719	8.03	8,461,482
Band 7	943,021.089	8.01	7,553,599
Band 8	532,667.025	7.96	4,240,030
Band 9	59,406.660	7.94	471,689
Band 10	1,399,390.942	7.92	11,083,176
Band 11	394,167.089	7.90	3,113,920
Band 12	65,516.358	7.88	516,269
Band 13	555,555.106	7.86	4,366,663
Band 14	1,596,012.077	7.81	12,464,854
Band 15	422,159.587	7.79	3,288,623
Band 16	84,423.422	7.75	654,282
Band 17	1,098,883.686	7.73	8,494,371
Band 18	2,944.322	7.71	22,701
Band 19	61,451.218	7.67	471,331
Band 20	953,242.263	7.83	7,463,887
Band 21	64,215.468	7.77	498,954
Band 26	34,076.575	8.23	280,450
Band 27	18,112.729	8.09	146,532
Band 28	4,908.839	8.03	39,418
Band 29	19,045.006	8.01	152,550
Band 30	20,571.336	7.88	162,102
Band 31	17,907.927	7.81	139,861
Band 33	166.242	7.61	1,265
Band 34	15,610.703	7.55	117,861
Band 35	4,080.386	7.67	31,297
Band 36	1,294.949	7.61	9,855
Band 37	4,569.087	8.16	37,284
Band 38	26,070.229	7.59	197,873
Band 39	6,231.082	7.54	46,982
Band 40	48,141.301	7.50	361,060
Band 41	16,003.147	7.88	126,105
Band 42	5,460.203	7.80	42,590
Band 43	14,399.781	7.73	111,310
Band 44	4,429.803	6.96	30,831
Band 46	518,776.871	6.84	3,548,434
Band 47	47,318.068	6.79	321,290
Band 52	1,828.238	6.35	11,609
Band 56	1,248.295	6.31	7,877
Band 57	1,907.220	6.28	11,977
	10,152,916.415		$ 79,377,553

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Neuberger Berman Partners Portfolio - Service Class			
Contracts in accumulation period:			
Band 1	6,864.319	$ 5.17	$ 35,489
Band 2	178,521.222	5.36	956,874
Band 3	1,677.041	5.31	8,905
Band 4	120,151.855	5.32	639,208
Band 5	90,373.979	5.31	479,886
Band 6	1,411,341.717	5.30	7,480,111
Band 7	1,120,052.752	5.29	5,925,079
Band 8	1,651,567.142	5.28	8,720,275
Band 9	249,285.203	5.27	1,313,733
Band 10	486,843.027	5.26	2,560,794
Band 11	1,879,559.854	5.26	9,886,485
Band 12	347,469.320	5.25	1,824,214
Band 13	993,627.719	5.24	5,206,609
Band 14	1,134,701.013	5.23	5,934,486
Band 15	150,396.010	5.22	785,067
Band 16	24,634.021	5.21	128,343
Band 17	320,796.013	5.20	1,668,139
Band 18	21,491.031	5.19	111,538
Band 19	38,807.496	5.18	201,023
Band 20	381,307.511	5.23	1,994,238
Band 21	83,024.516	5.21	432,558
Band 25	12,692.963	5.16	65,496
Band 26	34,605.299	5.36	185,484
Band 27	15,252.414	5.32	81,143
Band 28	13,111.768	5.30	69,492
Band 29	37,291.732	5.29	197,273
Band 30	26,742.015	5.25	140,396
Band 31	14,034.776	5.23	73,402
Band 32	674.865	5.19	3,503
Band 38	1,672.956	5.96	9,971
Band 41	3,012.762	5.25	15,817
Band 42	5,027.312	5.22	26,243
Band 43	24,993.723	5.20	129,967
Band 44	4,216.039	5.15	21,713
Band 46	178,380.187	5.18	924,009
Band 47	10,662.620	5.16	55,019
Band 50	9,173.206	5.86	53,755
	11,084,037.398		$ 58,345,737

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class			
Contracts in accumulation period:			
Band 4	18,910.005	$ 8.68	$ 164,139
Band 7	8,530.281	8.62	73,531
Band 9	38,101.352	8.57	326,529
Band 10	13,114.824	8.56	112,263
Band 13	5,429.105	8.51	46,202
Band 15	19,791.089	8.46	167,433
Band 20	2,895.355	8.49	24,582
Band 21	8,156.636	8.44	68,842
Band 26	108,588.206	8.78	953,404
Band 27	47,623.901	8.68	413,375
Band 28	6,982.458	8.64	60,328
Band 29	85,989.068	8.62	741,226
Band 30	40,891.164	8.52	348,393
Band 31	44,624.201	8.47	377,967
Band 32	653.513	8.38	5,476
Band 35	116,364.776	8.85	1,029,828
Band 36	7,172.477	8.78	62,974
Band 37	1,260.737	8.73	11,006
Band 38	112,909.571	8.77	990,217
Band 39	36,938.716	8.70	321,367
Band 40	12,923.923	8.65	111,792
Band 41	2,762.304	8.52	23,535
Band 42	6,799.532	8.46	57,524
Band 43	14,280.321	8.41	120,097
	761,693.515		$ 6,612,030
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	5,658.089	$ 8.67	$ 49,056
Band 4	95,642.786	10.35	989,903
Band 5	20,530.422	9.83	201,814
Band 6	1,818,383.543	8.54	15,528,995
Band 7	273,401.229	9.73	2,660,194
Band 8	832,152.184	8.49	7,064,972
Band 9	157,768.819	9.63	1,519,314
Band 10	1,995,842.674	8.62	17,204,164
Band 11	230,097.796	8.44	1,942,025
Band 12	63,473.445	8.43	535,081
Band 13	526,642.165	9.50	5,003,101
Band 14	756,024.920	8.38	6,335,489
Band 15	909,337.070	9.41	8,556,862
Band 16	67,532.691	8.33	562,547
Band 17	1,018,421.435	8.32	8,473,266
Band 18	17,892.425	8.30	148,507
Band 19	36,651.412	8.38	307,139
Band 20	260,440.878	8.54	2,224,165
Band 21	84,737.283	8.48	718,572

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Service Class (continued)			
Band 26	176,835.817	$ 10.06	$ 1,778,968
Band 27	19,445.010	9.86	191,728
Band 28	11,107.020	9.76	108,405
Band 29	198,952.041	9.73	1,935,803
Band 30	34,743.070	9.53	331,101
Band 31	11,592.408	9.44	109,432
Band 34	3,567.549	9.04	32,251
Band 35	176,964.093	10.20	1,805,034
Band 36	43,121.257	10.06	433,800
Band 37	29,436.402	9.96	293,187
Band 38	528,887.883	10.97	5,801,900
Band 39	164,794.320	10.85	1,788,018
Band 40	88,063.395	10.76	947,562
Band 41	19,317.537	10.08	194,721
Band 42	5,187.414	9.97	51,719
Band 43	52,618.719	9.89	520,399
Band 44	855.704	8.58	7,342
Band 45	14,184.058	8.45	119,855
Band 46	788,020.533	8.29	6,532,690
Band 47	114,371.697	8.24	942,423
Band 50	4,612.408	7.08	32,656
Band 51	3,835.966	7.02	26,928
Band 52	608.319	7.14	4,343
Band 55	342.513	7.12	2,439
Band 56	214,609.373	6.19	1,328,432
Band 60	534.427	6.16	3,292
	11,877,240.199		$ 105,349,594
ING Oppenheimer Strategic Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	279,773.788	$ 9.80	$ 2,741,783
Band 36	45,969.133	9.73	447,280
Band 37	7,112.244	9.67	68,775
Band 38	462,364.152	9.71	4,489,556
Band 39	85,178.008	9.64	821,116
Band 40	33,133.852	9.58	317,422
	913,531.177		$ 8,885,932
ING PIMCO Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	178,495.265	$ 12.94	$ 2,309,729
Band 36	12,403.704	12.76	158,271
Band 37	4,648.896	12.64	58,762
Band 38	405,274.952	11.76	4,766,033
Band 39	70,638.763	11.64	822,235
Band 40	41,114.588	11.54	474,462
	712,576.168		$ 8,589,492

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	50,656.734	$ 8.88	$ 449,832
Band 36	4,065.000	8.81	35,813
Band 37	26,283.331	8.76	230,242
Band 38	955,851.367	8.80	8,411,492
Band 39	153,943.373	8.73	1,343,926
Band 40	89,597.760	8.68	777,709
	1,280,397.565		$ 11,249,014
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	76,491.900	$ 8.34	$ 637,942
Band 36	3,406.125	8.27	28,169
Band 37	843.755	8.23	6,944
Band 38	830,583.518	8.26	6,860,620
Band 39	98,795.355	8.20	810,122
Band 40	97,554.555	8.15	795,070
	1,107,675.208		$ 9,138,867
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	7,965.569	$ 8.22	$ 65,477
Band 36	23,537.692	8.16	192,068
Band 38	703,013.753	8.14	5,722,532
Band 39	96,230.506	8.08	777,542
Band 40	148,953.741	8.04	1,197,588
	979,701.261		$ 7,955,207
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	8,596.769	$ 8.10	$ 69,634
Band 38	61,881.998	8.02	496,294
Band 39	34,343.143	7.96	273,371
Band 40	48,651.355	7.92	385,319
	153,473.265		$ 1,224,618
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 35	25,260.274	$ 9.52	$ 240,478
Band 36	5,284.930	9.45	49,943
Band 37	2,797.574	9.39	26,269
Band 38	375,155.471	9.43	3,537,716
Band 39	77,339.565	9.36	723,898
Band 40	95,617.764	9.31	890,201
	581,455.578		$ 5,468,505

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class					
Contracts in accumulation period:					
Band 35	52,947.561	$	7.84	$	415,109
Band 36	10,562.373		7.73		81,647
Band 37	3,456.012		7.65		26,438
Band 38	183,106.723		9.46		1,732,190
Band 39	72,165.653		9.36		675,471
Band 40	17,162.552		9.28		159,268
	339,400.874			$	3,090,123
ING T. Rowe Price Growth Equity Portfolio - Service Class					
Contracts in accumulation period:					
Band 2	806.729	$	5.82	$	4,695
Band 4	12,229.631		5.80		70,932
Band 5	6,952.971		5.79		40,258
Band 6	775,346.711		5.78		4,481,504
Band 7	141,482.116		5.78		817,767
Band 8	342,675.054		5.77		1,977,235
Band 9	61,962.887		5.76		356,906
Band 10	1,184,846.936		5.76		6,824,718
Band 11	114,703.470		5.75		659,545
Band 12	16,756.781		5.75		96,351
Band 13	195,991.721		5.74		1,124,992
Band 14	360,843.284		5.73		2,067,632
Band 15	535,485.761		5.73		3,068,333
Band 16	39,544.944		5.72		226,197
Band 17	245,894.595		5.71		1,404,058
Band 18	923.366		5.71		5,272
Band 19	10,100.932		5.70		57,575
Band 20	101,944.509		5.74		585,161
Band 21	13,064.811		5.72		74,731
Band 26	18,100.664		5.83		105,527
Band 27	6,830.710		5.80		39,618
Band 29	25,234.026		5.78		145,853
Band 30	3,565.047		5.75		20,499
Band 31	1,262.564		5.73		7,234
Band 35	107,500.744		7.80		838,506
Band 36	20,821.181		7.69		160,115
Band 37	13,434.264		7.60		102,100
Band 38	243,928.332		9.09		2,217,309
Band 39	43,833.051		8.99		394,059
Band 40	16,556.113		8.92		147,681
Band 41	2,663.623		5.75		15,316
Band 42	107.192		5.73		614
Band 43	39,584.608		5.71		226,028
Band 45	1,516.943		5.66		8,586
Band 46	316,265.846		5.70		1,802,715
Band 47	22,538.232		5.69		128,243
Band 50	1,006.991		5.74		5,780
Band 52	763.798		5.78		4,415
Band 56	19,158.790		6.01		115,144
	5,066,229.928			$	30,429,204

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Foreign Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	9,035.868	$ 7.52	$ 67,950
Band 3	512.366	7.45	3,817
Band 4	119,243.871	7.47	890,752
Band 5	16,630.131	7.46	124,061
Band 6	2,681,328.024	7.44	19,949,080
Band 7	1,045,633.276	7.43	7,769,055
Band 8	1,589,642.752	7.41	11,779,253
Band 9	202,154.705	7.40	1,495,945
Band 10	3,649,197.457	7.39	26,967,569
Band 11	542,998.931	7.38	4,007,332
Band 12	133,335.098	7.37	982,680
Band 13	1,372,927.232	7.36	10,104,744
Band 14	2,392,658.606	7.34	17,562,114
Band 15	1,636,457.214	7.33	11,995,231
Band 16	161,670.185	7.31	1,181,809
Band 17	2,050,458.589	7.30	14,968,348
Band 18	3,438.214	7.29	25,065
Band 19	168,743.516	7.27	1,226,765
Band 20	962,269.859	7.35	7,072,683
Band 21	116,907.189	7.32	855,761
Band 26	139,727.883	7.53	1,052,151
Band 27	29,474.730	7.47	220,176
Band 28	18,724.282	7.44	139,309
Band 29	116,050.040	7.43	862,252
Band 30	33,678.199	7.37	248,208
Band 31	37,620.785	7.34	276,137
Band 33	304.395	7.24	2,204
Band 34	442.566	7.21	3,191
Band 35	51,255.811	6.29	322,399
Band 36	1,049.879	6.29	6,604
Band 37	6,282.712	6.28	39,455
Band 38	261,242.137	8.02	2,095,162
Band 39	35,664.459	6.27	223,616
Band 40	67,781.898	6.27	424,993
Band 41	15,995.290	7.37	117,885
Band 42	22,529.488	7.33	165,141
Band 43	74,926.637	7.30	546,964
Band 44	837.470	7.23	6,055
Band 45	4,081.253	7.20	29,385
Band 46	1,592,209.857	7.28	11,591,288
Band 47	198,345.510	7.25	1,438,005
Band 50	921.234	7.87	7,250
Band 51	2,207.452	7.81	17,240
Band 55	8,592.785	7.92	68,055
Band 56	133,227.535	6.02	802,030
Band 57	1,544.169	5.99	9,250
Band 58	1,226.549	5.97	7,322
	21,711,188.088		$ 159,751,741

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Initial Class			
Contracts in accumulation period:			
Band 4	7,068.055	$ 8.72	$ 61,633
Band 7	111.222	6.22	692
Band 9	14,878.498	6.15	91,503
Band 10	551.360	7.73	4,262
Band 13	9,021.782	6.06	54,672
Band 15	10,922.439	5.99	65,425
Band 21	1,390.174	7.60	10,565
Band 26	19,978.215	6.46	129,059
Band 27	38,522.065	6.32	243,459
Band 28	10,423.397	6.25	65,146
Band 29	29,675.153	6.22	184,579
Band 30	14,781.015	6.08	89,869
Band 31	27,003.454	6.01	162,291
Band 41	715.615	8.49	6,076
Band 43	2,880.101	8.33	23,991
	187,922.545		$ 1,193,222
ING Thornburg Value Portfolio - Service Class			
Contracts in accumulation period:			
Band 4	4,230.350	$ 7.15	$ 30,247
Band 6	48,117.907	7.13	343,081
Band 7	42,012.199	7.12	299,127
Band 8	38,408.556	7.10	272,701
Band 9	3,575.157	7.09	25,348
Band 10	109,562.637	7.08	775,703
Band 11	29,915.233	7.08	211,800
Band 12	4,317.720	7.07	30,526
Band 13	48,574.144	7.06	342,933
Band 14	65,833.666	7.04	463,469
Band 15	26,001.619	7.03	182,791
Band 16	4,951.249	7.02	34,758
Band 17	34,931.987	7.01	244,873
Band 18	1,014.770	7.00	7,103
Band 19	6,841.162	6.98	47,751
Band 20	23,065.379	7.05	162,611
Band 21	1,524.352	7.02	10,701
Band 35	35,199.108	7.15	251,674
Band 36	5,675.399	7.05	40,012
Band 37	3,946.367	6.98	27,546
Band 38	46,149.003	9.18	423,648
Band 39	23,529.076	9.08	213,644
Band 40	2,027.872	9.00	18,251
Band 46	48,543.269	6.99	339,317
Band 47	11,905.237	6.97	82,980
Band 51	3,252.524	7.01	22,800
Band 55	6,146.311	7.10	43,639
	679,252.253		$ 4,949,034

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	2,302.960	$ 7.53	$ 17,341
Band 4	34,379.827	8.02	275,726
Band 5	328.062	7.45	2,444
Band 6	159,711.720	7.42	1,185,061
Band 7	34,547.766	7.95	274,655
Band 8	71,305.482	7.38	526,234
Band 9	6,352.589	7.89	50,122
Band 10	76,305.693	7.87	600,526
Band 11	13,052.525	7.34	95,806
Band 12	4,609.801	7.33	33,790
Band 13	35,558.980	7.82	278,071
Band 14	21,470.320	7.28	156,304
Band 15	47,479.745	7.76	368,443
Band 16	1,258.713	7.24	9,113
Band 17	56,718.237	7.23	410,073
Band 19	666.425	7.65	5,098
Band 20	8,392.731	7.80	65,463
Band 21	19,719.618	7.74	152,630
Band 26	8,205.209	8.14	66,790
Band 27	622.843	8.02	4,995
Band 28	7,341.465	7.97	58,511
Band 29	8,956.616	7.95	71,205
Band 30	484.065	7.84	3,795
Band 31	633.743	7.78	4,931
Band 35	19,727.796	7.56	149,142
Band 37	17,651.963	7.38	130,271
Band 38	50,962.911	9.25	471,407
Band 39	8,498.800	9.15	77,764
Band 40	10,394.787	9.08	94,385
Band 41	12,400.014	7.84	97,216
Band 42	1,000.714	7.76	7,766
Band 43	8,230.899	7.71	63,460
Band 46	29,918.589	7.20	215,414
Band 47	16,867.932	7.16	120,774
	796,059.540		$ 6,144,726

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	2,522.719	$ 7.41	$ 18,693
Band 4	149,236.982	9.06	1,352,087
Band 5	21,597.295	8.65	186,817
Band 6	2,342,903.101	8.59	20,125,538
Band 7	328,003.396	8.56	2,807,709
Band 8	881,846.451	8.50	7,495,695
Band 9	223,592.541	8.48	1,896,065
Band 10	2,466,881.046	8.45	20,845,145
Band 11	166,432.268	8.42	1,401,360
Band 12	415,401.839	8.39	3,485,221
Band 13	451,444.840	8.36	3,774,079
Band 14	854,931.127	7.73	6,608,618
Band 15	1,390,973.833	8.28	11,517,263
Band 16	59,474.226	6.98	415,130
Band 17	958,697.794	7.66	7,343,625
Band 18	534.073	7.10	3,792
Band 19	44,946.813	7.48	336,202
Band 20	2,360,477.077	8.33	19,662,774
Band 21	115,956.013	7.57	877,787
Band 26	211,587.359	8.86	1,874,664
Band 27	89,234.351	8.68	774,554
Band 28	22,912.489	8.59	196,818
Band 29	156,177.561	8.56	1,336,880
Band 30	100,672.268	8.39	844,640
Band 31	39,123.593	8.30	324,726
Band 32	7,423.737	8.14	60,429
Band 33	1,382.955	8.03	11,105
Band 34	7,216.000	7.95	57,367
Band 35	65,309.457	8.98	586,479
Band 36	23,949.552	8.86	212,193
Band 37	16,939.322	8.77	148,558
Band 38	277,869.654	9.57	2,659,213
Band 39	83,504.040	9.46	789,948
Band 40	10,417.574	9.39	97,821
Band 41	37,862.159	8.82	333,944
Band 42	11,796.530	8.72	102,866
Band 43	96,752.946	8.65	836,913
Band 44	3,089.836	7.55	23,328
Band 45	10,365.474	7.43	77,015
Band 46	1,831,856.441	6.94	12,713,084
Band 47	65,667.216	7.04	462,297
Band 50	1,077.279	6.73	7,250
Band 55	1,923.631	6.77	13,023
Band 56	80,652.313	6.55	528,273
	16,490,617.171		$ 135,226,988

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period:			
Band 35	182,051.276	$ 9.55	$ 1,738,590
Band 36	7,450.776	9.48	70,633
Band 37	5,414.469	9.43	51,058
Band 38	16,203.051	9.46	153,281
Band 39	8,818.124	9.39	82,802
Band 40	713.367	9.34	6,663
	220,651.063		$ 2,103,027
ING Van Kampen Equity and Income Portfolio - Service Class			
Contracts in accumulation period:			
Band 2	8,047.807	$ 9.38	$ 75,488
Band 4	120,669.849	9.29	1,121,023
Band 5	45,330.265	9.27	420,212
Band 6	2,734,003.767	9.24	25,262,195
Band 7	1,127,555.734	9.22	10,396,064
Band 8	999,855.016	9.19	9,188,668
Band 9	236,035.770	9.17	2,164,448
Band 10	2,755,179.679	9.15	25,209,894
Band 11	738,976.177	9.13	6,746,852
Band 12	306,847.639	9.12	2,798,450
Band 13	1,330,883.892	9.10	12,111,043
Band 14	1,767,987.342	9.07	16,035,645
Band 15	939,387.676	9.05	8,501,458
Band 16	266,602.610	9.01	2,402,090
Band 17	986,332.266	9.00	8,876,990
Band 18	12,392.558	8.98	111,285
Band 19	68,984.860	8.95	617,414
Band 20	602,758.768	9.08	5,473,050
Band 21	123,762.674	9.03	1,117,577
Band 25	13,929.192	7.92	110,319
Band 26	229,289.846	9.39	2,153,032
Band 27	72,567.426	9.29	674,151
Band 28	23,210.589	9.24	214,466
Band 29	190,772.796	9.22	1,758,925
Band 30	72,922.002	9.12	665,049
Band 31	33,283.892	9.06	301,552
Band 32	6,461.334	8.97	57,958
Band 35	273,911.590	9.68	2,651,464
Band 36	45,619.762	9.55	435,669
Band 37	38,897.198	9.45	367,579
Band 38	736,746.701	11.55	8,509,424
Band 39	89,823.221	11.42	1,025,781
Band 40	80,818.660	11.33	915,675
Band 41	5,547.029	9.12	50,589
Band 42	632.011	9.05	5,720

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Service Class (continued)			
Band 43	36,344.664	$ 9.00	$ 327,102
Band 45	3,857.177	8.83	34,059
Band 46	927,898.689	8.96	8,313,972
Band 47	122,184.918	8.91	1,088,668
Band 49	101,363.095	7.61	771,373
Band 50	279.695	7.27	2,033
Band 51	825.297	7.23	5,967
Band 53	1,839.361	7.28	13,391
Band 56	95,228.080	7.67	730,399
Band 57	13,008.826	7.63	99,257
Band 58	1,659.510	7.61	12,629
	18,390,516.910		$ 169,926,049
ING VP Strategic Allocation Conservative Portfolio - Class S			
Contracts in accumulation period:			
Band 35	23,208.518	$ 11.42	$ 265,041
Band 36	17,330.735	11.33	196,357
Band 37	2,136.936	11.27	24,083
Band 38	51,177.531	11.31	578,818
Band 39	9,367.444	11.23	105,196
Band 40	85.143	11.17	951
	103,306.307		$ 1,170,446
ING VP Strategic Allocation Growth Portfolio - Class S			
Contracts in accumulation period:			
Band 35	9,649.901	$ 11.49	$ 110,877
Band 37	611.817	11.35	6,944
Band 38	13,948.090	11.39	158,869
Band 39	7,623.125	11.30	86,141
Band 40	13,275.075	11.24	149,212
	45,108.008		$ 512,043
ING VP Strategic Allocation Moderate Portfolio - Class S			
Contracts in accumulation period:			
Band 35	14,697.166	$ 11.46	$ 168,430
Band 36	4,079.047	11.37	46,379
Band 37	2,832.287	11.31	32,033
Band 38	15,513.731	11.35	176,081
Band 39	5,610.131	11.27	63,226
Band 40	7,730.574	11.20	86,582
	50,462.936		$ 572,731
ING VP Growth and Income Portfolio - Class I			
Contracts in accumulation period:			
Band 22	594.484	$ 6.14	$ 3,650
Band 23	14,061.098	6.12	86,054
	14,655.582		$ 89,704

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth and Income Portfolio - Class S			
Contracts in accumulation period:			
Band 2	26,877.246	$ 6.13	$ 164,758
Band 3	4,189.755	6.85	28,700
Band 4	58,151.556	6.11	355,306
Band 5	352,049.990	6.11	2,151,025
Band 6	3,900,948.720	6.10	23,795,787
Band 7	5,498,421.697	6.10	33,540,372
Band 8	1,706,785.926	6.09	10,394,326
Band 9	1,075,276.478	6.09	6,548,434
Band 10	3,269,385.603	6.09	19,910,558
Band 11	3,117,554.640	6.08	18,954,732
Band 12	2,172,968.587	6.08	13,211,649
Band 13	4,115,315.875	6.07	24,979,967
Band 14	6,454,891.420	6.07	39,181,191
Band 15	613,853.337	6.06	3,719,951
Band 16	187,908.087	6.06	1,138,723
Band 17	2,481,381.036	6.05	15,012,355
Band 18	155,867.815	6.05	943,000
Band 19	374,141.407	6.04	2,259,814
Band 20	2,455,631.677	6.07	14,905,684
Band 21	518,167.662	6.06	3,140,096
Band 24	243.068	6.17	1,500
Band 25	108,408.907	6.86	743,685
Band 26	1,055,301.104	6.13	6,468,996
Band 27	331,076.920	6.11	2,022,880
Band 28	155,058.564	6.10	945,857
Band 29	1,745,645.831	6.10	10,648,440
Band 30	1,016,110.724	6.08	6,177,953
Band 31	539,830.644	6.07	3,276,772
Band 32	5,300.825	6.05	32,070
Band 33	4,555.774	6.03	27,471
Band 34	5,453.311	6.02	32,829
Band 35	251,002.174	10.33	2,592,852
Band 36	13,787.804	10.22	140,911
Band 37	12,283.059	10.13	124,427
Band 38	292,483.080	9.72	2,842,936
Band 39	35,139.610	9.61	337,692
Band 40	23,825.305	9.53	227,055
Band 41	3,917.651	6.08	23,819
Band 43	10,865.565	6.05	65,737
Band 44	575.852	6.03	3,472
Band 45	6,956.691	6.02	41,879
Band 46	502,599.988	6.05	3,040,730
Band 47	92,800.424	6.04	560,515
Band 50	754.942	6.52	4,922
Band 56	9,481.521	6.55	62,104
	44,763,227.852		$ 274,783,932

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 3			
Contracts in accumulation period:			
Band 6	57,600.452	$ 10.00	$ 576,005
Band 9	438,091.435	9.90	4,337,105
Band 13	62,253.385	9.80	610,083
Band 14	17,740.768	9.75	172,972
Band 15	153,998.756	9.73	1,498,408
Band 26	411,580.132	10.23	4,210,465
Band 27	174,859.782	10.08	1,762,587
Band 28	75,312.790	10.00	753,128
Band 29	1,472,150.627	9.97	14,677,342
Band 30	611,776.205	9.82	6,007,642
Band 31	351,196.110	9.74	3,420,650
Band 32	30,216.228	9.61	290,378
Band 33	9,209.195	9.51	87,579
Band 34	15,794.762	9.43	148,945
Band 36	10,386.790	10.24	106,361
Band 38	12,997.447	10.21	132,704
	3,905,164.864		$ 38,792,354
ING GET U.S. Core Portfolio - Series 4			
Contracts in accumulation period:			
Band 6	18,522.519	$ 10.26	$ 190,041
Band 9	296,263.968	10.16	3,010,042
Band 10	76,488.393	10.14	775,592
Band 12	5,868.697	10.09	59,215
Band 13	48,231.403	10.06	485,208
Band 15	159,677.002	9.99	1,595,173
Band 19	17,358.585	9.84	170,808
Band 20	5,373.612	10.04	53,951
Band 21	87,906.122	9.96	875,545
Band 26	395,154.452	10.48	4,141,219
Band 27	173,111.481	10.33	1,788,242
Band 28	71,787.614	10.26	736,541
Band 29	764,198.188	10.23	7,817,747
Band 30	260,911.201	10.08	2,629,985
Band 31	143,720.972	10.01	1,438,647
Band 32	54,035.487	9.87	533,330
Band 34	8,473.477	9.70	82,193
Band 36	32,073.231	10.49	336,448
Band 38	11,380.958	10.46	119,045
Band 39	6,700.429	10.36	69,416
Band 40	2,661.192	10.29	27,384
Band 45	5,275.201	9.72	51,275
	2,645,174.184		$ 26,987,047

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 5			
Contracts in accumulation period:			
Band 6	5,583.066	$ 10.48	$ 58,511
Band 9	22,018.429	10.39	228,771
Band 10	207,668.755	10.36	2,151,448
Band 13	688.231	10.29	7,082
Band 15	50,019.408	10.22	511,198
Band 20	17,197.157	10.27	176,615
Band 21	71,929.840	10.20	733,684
Band 26	165,203.270	10.70	1,767,675
Band 27	30,555.436	10.55	322,360
Band 28	19,782.922	10.48	207,325
Band 29	542,500.836	10.46	5,674,559
Band 30	415,863.678	10.31	4,287,555
Band 31	67,669.034	10.24	692,931
Band 32	567.094	10.11	5,733
Band 38	7,935.078	10.68	84,747
Band 39	2,204.905	10.58	23,328
	1,627,387.139		$ 16,933,522
ING GET U.S. Core Portfolio - Series 6			
Contracts in accumulation period:			
Band 6	2,443.827	$ 10.26	$ 25,074
Band 9	31,500.010	10.17	320,355
Band 10	44,038.582	10.15	446,992
Band 12	1,480.352	10.11	14,966
Band 13	10,623.802	10.08	107,088
Band 15	45,480.122	10.02	455,711
Band 19	2,769.706	9.89	27,392
Band 20	3,269.863	10.06	32,895
Band 21	72,638.036	10.00	726,380
Band 26	304,606.840	10.46	3,186,188
Band 27	84,645.846	10.33	874,392
Band 28	71,192.680	10.26	730,437
Band 29	742,324.298	10.24	7,601,401
Band 30	219,456.979	10.10	2,216,515
Band 31	145,038.369	10.03	1,454,735
Band 32	8,361.344	9.91	82,861
Band 34	4,503.103	9.76	43,950
Band 38	30,983.093	10.44	323,463
Band 39	3,116.651	10.35	32,257
Band 45	710.890	9.75	6,931
	1,829,184.393		$ 18,709,983

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 7			
Contracts in accumulation period:			
Band 6	319.014	$ 10.26	$ 3,273
Band 9	84,406.552	10.18	859,259
Band 10	33,100.757	10.16	336,304
Band 13	9,199.260	10.09	92,821
Band 15	32,884.271	10.03	329,829
Band 20	7,273.349	10.07	73,243
Band 21	37,527.220	10.01	375,647
Band 26	147,585.457	10.45	1,542,268
Band 27	26,308.880	10.32	271,508
Band 28	5,167.101	10.26	53,014
Band 29	595,690.902	10.24	6,099,875
Band 30	105,189.828	10.11	1,063,469
Band 31	82,766.497	10.05	831,803
Band 33	1,089.585	9.85	10,732
Band 44	691.382	9.84	6,803
	1,169,200.055		$ 11,949,848
ING GET U.S. Core Portfolio - Series 8			
Contracts in accumulation period:			
Band 6	207.214	$ 10.22	$ 2,118
Band 9	13,816.063	10.14	140,095
Band 10	60,871.650	10.12	616,021
Band 13	1,263.392	10.06	12,710
Band 15	8,445.045	10.00	84,450
Band 21	15,656.132	9.98	156,248
Band 26	148,411.581	10.39	1,541,996
Band 27	49,332.762	10.27	506,647
Band 28	16,779.958	10.21	171,323
Band 29	298,520.696	10.19	3,041,926
Band 30	52,614.605	10.08	530,355
Band 31	48,867.738	10.02	489,655
Band 35	286.991	10.48	3,008
Band 38	10,087.824	10.38	104,712
	725,161.651		$ 7,401,264

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 9			
Contracts in accumulation period:			
Band 9	7,751.992	$ 10.14	$ 78,605
Band 10	19,021.741	10.12	192,500
Band 13	1,499.205	10.06	15,082
Band 15	581.240	10.01	5,818
Band 20	4,077.434	10.05	40,978
Band 21	990.176	9.99	9,892
Band 26	118,126.340	10.38	1,226,151
Band 27	68,999.899	10.26	707,939
Band 28	58,580.583	10.21	598,108
Band 29	158,012.981	10.19	1,610,152
Band 30	80,938.293	10.08	815,858
Band 31	63,549.837	10.02	636,769
Band 32	1,110.944	9.92	11,021
Band 39	12,867.566	10.28	132,279
	596,108.231		$ 6,081,152
ING GET U.S. Core Portfolio - Series 10			
Contracts in accumulation period:			
Band 9	15,616.395	$ 10.22	$ 159,600
Band 10	48,965.291	10.21	499,936
Band 13	13,749.874	10.16	139,699
Band 15	398.476	10.10	4,025
Band 19	35,162.453	10.00	351,625
Band 20	3,182.603	10.14	32,272
Band 21	301.818	10.09	3,045
Band 26	58,709.038	10.45	613,509
Band 27	845.973	10.34	8,747
Band 29	138,088.864	10.27	1,418,173
Band 30	21,442.665	10.17	218,072
Band 31	149,330.702	10.12	1,511,227
Band 33	768.645	9.95	7,648
Band 35	14,935.915	10.52	157,126
	501,498.712		$ 5,124,704
ING GET U.S. Core Portfolio - Series 11			
Contracts in accumulation period:			
Band 9	13,268.250	$ 10.40	$ 137,990
Band 10	39,636.488	10.38	411,427
Band 13	2,945.004	10.33	30,422
Band 15	77,890.004	10.29	801,488
Band 21	95,967.617	10.27	985,587
Band 26	113,464.241	10.61	1,203,856
Band 27	46,441.318	10.51	488,098
Band 28	10,009.463	10.46	104,699
Band 29	80,921.053	10.45	845,625
Band 30	200,908.557	10.35	2,079,404
Band 31	56,042.241	10.30	577,235
Band 39	1.345	10.53	14
Band 44	4,249.482	10.14	43,090
	741,745.063		$ 7,708,935

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 12			
Contracts in accumulation period:			
Band 9	16,959.443	$ 10.35	$ 175,530
Band 10	19,592.645	10.34	202,588
Band 13	602.670	10.29	6,201
Band 15	3,197.037	10.25	32,770
Band 19	2,269.727	10.16	23,060
Band 21	6,614.772	10.24	67,735
Band 26	31,209.589	10.55	329,261
Band 27	37,517.229	10.46	392,430
Band 29	107,711.251	10.40	1,120,197
Band 30	34,878.233	10.31	359,595
Band 31	3,902.932	10.26	40,044
Band 32	1,547.975	10.18	15,758
Band 34	1,610.598	10.08	16,235
	267,614.101		$ 2,781,404
ING GET U.S. Core Portfolio - Series 13			
Contracts in accumulation period:			
Band 9	7,964.697	$ 10.37	$ 82,594
Band 10	12,108.847	10.36	125,448
Band 15	7,401.902	10.28	76,092
Band 26	859,259.831	10.54	9,056,599
Band 27	696,696.477	10.46	7,287,445
Band 28	396,183.076	10.42	4,128,228
Band 29	159,965.408	10.41	1,665,240
Band 30	33,813.957	10.33	349,298
Band 31	30,530.292	10.29	314,157
Band 33	210.228	10.16	2,136
	2,204,134.715		$ 23,087,237
ING GET U.S. Core Portfolio - Series 14			
Contracts in accumulation period:			
Band 9	225,875.635	$ 10.30	$ 2,326,519
Band 10	13,587.001	10.29	139,810
Band 13	100,852.088	10.26	1,034,742
Band 14	11,133.597	10.24	114,008
Band 15	74,183.597	10.23	758,898
Band 19	1,480.126	10.16	15,038
Band 21	2,936.331	10.22	30,009
Band 26	1,206,303.034	10.44	12,593,804
Band 27	692,684.558	10.37	7,183,139
Band 28	200,281.364	10.34	2,070,909
Band 29	2,532,980.583	10.33	26,165,689
Band 30	1,606,913.297	10.27	16,503,000
Band 31	662,892.311	10.24	6,788,017
Band 32	50,880.548	10.18	517,964
Band 34	238.974	10.10	2,414
	7,383,223.044		$ 76,243,960

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Global Science and Technology			
Portfolio - Class S			
Contracts in accumulation period:			
Band 2	11,735.317	$ 6.52	$ 76,514
Band 4	44,806.928	6.51	291,693
Band 5	10,621.805	6.51	69,148
Band 6	1,504,064.689	6.50	9,776,420
Band 7	919,097.645	6.50	5,974,135
Band 8	957,500.805	6.50	6,223,755
Band 9	83,613.884	6.49	542,654
Band 10	2,342,949.681	6.49	15,205,743
Band 11	476,360.105	6.49	3,091,577
Band 12	215,733.390	6.49	1,400,110
Band 13	917,208.352	6.48	5,943,510
Band 14	1,504,668.042	6.48	9,750,249
Band 15	878,672.290	6.48	5,693,796
Band 16	91,091.080	6.47	589,359
Band 17	1,051,868.753	6.47	6,805,591
Band 18	65,057.600	6.47	420,923
Band 19	71,493.689	6.46	461,849
Band 20	683,675.765	6.48	4,430,219
Band 21	106,495.124	6.47	689,023
Band 25	1,418.348	6.52	9,248
Band 26	18,328.946	6.52	119,505
Band 27	1,518.530	6.51	9,886
Band 28	1,368.489	6.50	8,895
Band 29	189,035.805	6.50	1,228,733
Band 30	19,449.777	6.49	126,229
Band 31	3,252.472	6.48	21,076
Band 35	7,915.148	9.58	75,827
Band 36	4,010.060	9.51	38,136
Band 37	10,112.377	9.45	95,562
Band 38	95,313.656	9.49	904,527
Band 39	18,200.960	9.42	171,453
Band 40	22,782.227	9.37	213,469
Band 41	25,689.880	6.49	166,727
Band 42	18,453.639	6.48	119,580
Band 43	10,258.187	6.47	66,370
Band 45	13,679.440	6.45	88,232
Band 46	819,580.796	6.47	5,302,688
Band 47	84,560.793	6.46	546,263
Band 50	349.026	6.48	2,262
Band 51	1,602.543	6.47	10,368
Band 52	2,520.755	6.50	16,385
Band 55	14,549.977	6.50	94,575
Band 56	73,729.475	6.51	479,979
Band 57	13,864.185	6.49	89,979
	13,408,260.435		$ 87,442,222

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Global Equity Option Portfolio - Class S			
Contracts in accumulation period:			
Band 6	85,858.150	$ 7.85	$ 673,986
Band 7	772.362	7.85	6,063
Band 8	14,167.294	7.85	111,213
Band 10	84,473.520	7.84	662,272
Band 11	15,326.871	7.84	120,163
Band 13	1,973.694	7.84	15,474
Band 14	9,923.329	7.84	77,799
Band 15	27,777.572	7.83	217,498
Band 17	2,447.572	7.83	19,164
Band 20	3,960.068	7.84	31,047
Band 46	4,524.261	7.83	35,425
Band 56	9,456.033	7.86	74,324
	260,660.726		$ 2,044,428
ING International Index Portfolio - Class S			
Contracts in accumulation period:			
Band 5	184.476	$ 6.07	$ 1,120
Band 6	139,687.231	6.06	846,505
Band 7	37,211.637	6.06	225,503
Band 8	94,606.056	6.06	573,313
Band 9	48,599.530	6.06	294,513
Band 10	309,275.992	6.05	1,871,120
Band 11	47,877.488	6.05	289,659
Band 12	3,329.357	6.05	20,143
Band 13	47,456.221	6.05	287,110
Band 14	45,302.286	6.04	273,626
Band 15	72,627.267	6.04	438,669
Band 16	590.349	6.04	3,566
Band 17	31,700.755	6.03	191,156
Band 19	2,085.670	6.03	12,577
Band 20	44,122.965	6.04	266,503
Band 21	2,223.677	6.04	13,431
Band 26	808.621	6.09	4,925
Band 29	4,908.251	6.06	29,744
Band 30	933.570	6.05	5,648
Band 38	1,171.541	6.08	7,123
Band 41	364.980	6.05	2,208
Band 46	29,836.537	6.03	179,914
Band 47	2,335.372	6.02	14,059
Band 56	31,008.829	6.08	188,534
	998,248.658		$ 6,040,669

Division/Contract	Units	Unit Value	Extended Value
ING Lehman Brothers U.S. Aggregate Bond Index®			
Portfolio - Class S			
Contracts in accumulation period:			
Band 3	439.343	$ 10.40	$ 4,569
Band 4	72,700.692	10.21	742,274
Band 5	13,989.673	10.21	142,835
Band 6	3,388,764.694	10.20	34,565,400
Band 7	1,644,113.767	10.20	16,769,960
Band 8	934,343.510	10.19	9,520,960
Band 9	89,649.710	10.19	913,531
Band 10	2,170,741.349	10.18	22,098,147
Band 11	633,677.454	10.18	6,450,836
Band 12	374,087.260	10.17	3,804,467
Band 13	927,556.735	10.17	9,433,252
Band 14	1,356,858.644	10.16	13,785,684
Band 15	808,243.272	10.16	8,211,752
Band 16	217,147.617	10.15	2,204,048
Band 17	1,631,654.741	10.15	16,561,296
Band 18	9,633.416	10.14	97,683
Band 19	15,170.884	10.14	153,833
Band 20	831,230.398	10.17	8,453,613
Band 21	122,519.675	10.15	1,243,575
Band 25	556.585	10.41	5,794
Band 26	33,796.336	10.24	346,074
Band 27	10,308.647	10.21	105,251
Band 28	6,183.554	10.20	63,072
Band 29	229,001.168	10.20	2,335,812
Band 30	15,769.010	10.17	160,371
Band 31	7,903.074	10.16	80,295
Band 34	2,022.634	10.11	20,449
Band 35	13,014.326	10.25	133,397
Band 36	3,535.006	10.24	36,198
Band 37	910.117	10.22	9,301
Band 38	174,461.066	10.23	1,784,737
Band 39	41,528.288	10.22	424,419
Band 40	42,924.775	10.20	437,833
Band 41	6,579.659	10.17	66,915
Band 42	753.437	10.16	7,655
Band 43	10,749.421	10.15	109,107
Band 45	7,006.631	10.11	70,837
Band 46	989,453.060	10.14	10,033,054
Band 47	266,714.475	10.13	2,701,818
Band 50	497.007	10.17	5,055
Band 55	9,266.325	10.19	94,424
Band 56	283,883.401	10.22	2,901,288
Band 57	15,669.474	10.18	159,515
Band 59	1,958.038	10.14	19,855
Band 60	1,197.562	10.19	12,203
	17,418,165.910		$ 177,282,444

Division/Contract	Units	Unit Value	Extended Value
ING Opportunistic Large Cap Growth Portfolio -			
Class S			
Contracts in accumulation period:			
Band 35	13,030.120	$ 6.76	$ 88,084
Band 36	4,323.502	6.67	28,838
Band 37	2,439.150	6.60	16,098
Band 38	18,249.715	8.56	156,218
Band 39	4,996.074	8.47	42,317
Band 40	2,205.220	8.40	18,524
	45,243.781		$ 350,079
ING Opportunistic Large Cap Value Portfolio -			
Class S			
Contracts in accumulation period:			
Band 4	8,815.956	$ 9.32	$ 82,165
Band 5	13,266.292	6.77	89,813
Band 6	124,064.620	7.27	901,950
Band 7	299,617.631	6.70	2,007,438
Band 8	14,710.754	7.24	106,506
Band 9	46,935.154	6.62	310,711
Band 10	81,025.849	8.15	660,361
Band 11	121,785.090	7.21	878,070
Band 12	50,830.289	7.19	365,470
Band 13	141,143.629	6.52	920,256
Band 14	181,135.392	7.16	1,296,929
Band 15	37,088.746	6.45	239,222
Band 16	12,132.001	7.13	86,501
Band 17	27,514.701	7.12	195,905
Band 18	4,868.232	7.10	34,564
Band 19	5,964.529	7.92	47,239
Band 20	71,527.316	8.08	577,941
Band 21	21,449.613	8.02	172,026
Band 25	389.936	7.39	2,882
Band 26	88,588.081	6.95	615,687
Band 27	48,304.347	6.80	328,470
Band 28	21,696.109	6.72	145,798
Band 29	58,217.629	6.69	389,476
Band 30	36,393.894	6.54	238,016
Band 31	26,529.714	6.47	171,647
Band 34	2,916.365	6.16	17,965
Band 35	15,540.387	7.06	109,715
Band 36	6,100.961	6.95	42,402
Band 38	22,072.018	9.78	215,864
Band 39	2,090.502	9.67	20,215
Band 40	2,740.734	9.59	26,284
Band 41	2,028.229	9.07	18,396
Band 42	826.700	8.97	7,415
Band 43	27,230.461	8.90	242,351
	1,625,541.861		$ 11,565,650

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Global Large Cap Index 85% Portfolio - Class S			
Contracts in accumulation period:			
Band 6	88,194.845	$ 8.14	$ 717,906
Band 7	3,906.660	8.14	31,800
Band 8	43,885.072	8.14	357,224
Band 10	94,633.092	8.14	770,313
Band 11	11,318.431	8.14	92,132
Band 13	7,874.077	8.13	64,016
Band 14	3,906.852	8.13	31,763
Band 15	9,124.237	8.13	74,180
Band 16	28,522.475	8.13	231,888
Band 17	5,802.652	8.13	47,176
Band 19	2,701.610	8.12	21,937
Band 20	1,013.080	8.13	8,236
Band 46	22,980.860	8.12	186,605
Band 47	996.693	8.12	8,093
Band 56	10,039.199	8.15	81,819
	334,899.835		$ 2,725,088
ING Russell™ Large Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Band 1	3,240.300	$ 6.66	$ 21,580
Band 2	5,033.880	6.73	33,878
Band 4	126,808.085	6.72	852,150
Band 5	199.796	6.72	1,343
Band 6	629,227.000	6.71	4,222,113
Band 7	243,154.927	6.71	1,631,570
Band 8	348,627.145	6.70	2,335,802
Band 9	20,920.394	6.70	140,167
Band 10	744,806.133	6.70	4,990,201
Band 11	70,299.313	6.70	471,005
Band 12	38,475.342	6.69	257,400
Band 13	70,824.951	6.69	473,819
Band 14	146,069.919	6.69	977,208
Band 15	185,840.888	6.68	1,241,417
Band 16	2,829.967	6.68	18,904
Band 17	257,464.466	6.68	1,719,863
Band 19	2,411.237	6.67	16,083
Band 20	142,906.617	6.69	956,045
Band 21	11,909.072	6.68	79,553
Band 26	123,949.461	6.73	834,180
Band 27	1,878.705	6.72	12,625
Band 29	42,302.401	6.71	283,849
Band 30	27,289.487	6.69	182,567
Band 41	6,511.906	6.69	43,565
Band 43	475.654	6.68	3,177
Band 46	90,330.663	6.67	602,506
Band 47	14,495.170	6.66	96,538
Band 56	60,191.061	6.72	404,484
	3,418,473.940		$ 22,903,592

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Band 1	3,286.897	$ 6.04	$ 19,853
Band 2	8,721.267	6.15	53,636
Band 4	15,575.751	6.14	95,635
Band 5	1,193.213	6.14	7,326
Band 6	578,346.434	6.13	3,545,264
Band 7	121,498.984	6.13	744,789
Band 8	299,431.278	6.12	1,832,519
Band 9	12,196.098	6.12	74,640
Band 10	1,062,309.843	6.12	6,501,336
Band 11	100,640.739	6.12	615,921
Band 12	20,591.746	6.11	125,816
Band 13	178,288.448	6.11	1,089,342
Band 14	82,850.106	6.11	506,214
Band 15	303,340.226	6.11	1,853,409
Band 16	3,204.807	6.10	19,549
Band 17	282,724.005	6.10	1,724,616
Band 18	2,615.690	6.10	15,956
Band 19	5,140.369	6.09	31,305
Band 20	85,468.520	6.11	522,213
Band 21	44,802.716	6.10	273,297
Band 26	786.278	6.15	4,836
Band 27	111.580	6.14	685
Band 29	16,261.535	6.13	99,683
Band 30	8,333.624	6.11	50,918
Band 31	303.003	6.11	1,851
Band 38	4,221.927	6.15	25,965
Band 41	1,990.617	6.11	12,163
Band 46	269,459.560	6.09	1,641,009
Band 47	79,433.688	6.09	483,751
Band 55	510.261	6.12	3,123
Band 56	104,249.480	6.14	640,092
Band 57	5,181.492	6.12	31,711
Band 59	480.516	6.09	2,926
	3,703,550.698		$ 22,651,349

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Small Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Band 1	836.948	$ 6.97	$ 5,834
Band 2	65.143	6.99	455
Band 4	49,476.732	6.98	345,348
Band 5	27,785.350	6.98	193,942
Band 6	1,397,996.182	6.97	9,744,033
Band 7	1,152,601.465	6.97	8,033,632
Band 8	830,338.161	6.96	5,779,154
Band 9	73,382.086	6.96	510,739
Band 10	1,754,101.445	6.96	12,208,546
Band 11	313,012.009	6.95	2,175,433
Band 12	190,367.037	6.95	1,323,051
Band 13	523,435.632	6.95	3,637,878
Band 14	982,146.026	6.94	6,816,093
Band 15	553,373.164	6.94	3,840,410
Band 16	38,918.369	6.94	270,093
Band 17	572,938.068	6.93	3,970,461
Band 18	17,039.609	6.93	118,084
Band 19	42,301.612	6.93	293,150
Band 20	530,429.386	6.95	3,686,484
Band 21	80,987.816	6.94	562,055
Band 25	9,418.439	7.00	65,929
Band 26	23,673.043	6.99	165,475
Band 27	11,986.656	6.98	83,667
Band 28	2,002.871	6.97	13,960
Band 29	124,081.047	6.97	864,845
Band 30	22,724.400	6.95	157,935
Band 31	6,374.731	6.94	44,241
Band 32	49.144	6.93	341
Band 38	11,688.509	6.99	81,703
Band 41	13,065.647	6.95	90,806
Band 42	495.965	6.94	3,442
Band 43	19,856.633	6.93	137,606
Band 44	3,405.915	6.91	23,535
Band 46	473,719.049	6.93	3,282,873
Band 47	81,502.633	6.92	563,998
Band 52	194.238	6.97	1,354
Band 55	473.747	6.96	3,297
Band 56	202,230.658	6.98	1,411,570
Band 57	2,737.617	6.95	19,026
Band 59	1,329.949	6.93	9,217
	10,142,543.131		$ 70,539,695

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	9,336.446	$ 7.49	$ 69,930
Band 4	81,989.457	7.35	602,623
Band 5	33,921.471	7.33	248,644
Band 6	1,295,966.356	7.27	9,421,675
Band 7	1,042,303.200	7.24	7,546,275
Band 8	923,149.313	7.19	6,637,444
Band 9	832,109.770	7.16	5,957,906
Band 10	1,568,394.297	7.13	11,182,651
Band 11	269,073.377	7.11	1,913,112
Band 12	219,707.921	7.08	1,555,532
Band 13	1,763,254.322	7.05	12,430,943
Band 14	1,576,522.111	7.00	11,035,655
Band 15	1,099,092.947	6.97	7,660,678
Band 16	81,286.194	6.92	562,500
Band 17	1,195,224.991	6.89	8,235,100
Band 18	20,075.132	6.87	137,916
Band 19	130,306.626	6.82	888,691
Band 20	872,801.083	7.03	6,135,792
Band 21	154,509.153	6.95	1,073,839
Band 26	1,834,630.032	7.52	13,796,418
Band 27	741,256.590	7.35	5,448,236
Band 28	276,746.374	7.27	2,011,946
Band 29	3,152,417.776	7.24	22,823,505
Band 30	1,943,130.250	7.08	13,757,362
Band 31	1,162,616.300	7.00	8,138,314
Band 32	7,911.234	6.85	54,192
Band 33	10,705.967	6.74	72,158
Band 34	7,203.067	6.67	48,044
Band 35	441,506.801	7.64	3,373,112
Band 36	48,227.023	7.52	362,667
Band 37	16,874.360	7.44	125,545
Band 38	347,967.493	9.49	3,302,212
Band 39	96,454.487	9.39	905,708
Band 40	42,022.111	9.31	391,226
Band 41	42,382.535	8.75	370,847
Band 42	27,934.457	8.65	241,633
Band 43	70,852.191	8.58	607,912
Band 44	1,283.246	7.71	9,894
Band 45	27,406.742	7.60	208,291
Band 46	469,351.085	7.27	3,412,182
Band 47	47,358.907	7.22	341,931
Band 49	199,428.132	6.45	1,286,311
Band 56	3,495.008	6.53	22,822
Band 59	438.899	6.46	2,835
	24,188,625.234		$ 174,412,209

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus MidCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	4,240.064	$ 8.60	$ 36,465
Band 4	115,066.921	9.57	1,101,190
Band 5	23,413.179	9.65	225,937
Band 6	1,538,831.695	8.44	12,987,740
Band 7	588,431.729	9.54	5,613,639
Band 8	978,688.043	8.38	8,201,406
Band 9	312,338.705	9.43	2,945,354
Band 10	1,643,830.905	8.10	13,315,030
Band 11	251,096.493	8.32	2,089,123
Band 12	117,089.399	8.30	971,842
Band 13	813,644.615	9.29	7,558,758
Band 14	1,071,677.222	8.24	8,830,620
Band 15	721,207.646	9.19	6,627,898
Band 16	54,557.263	8.18	446,278
Band 17	1,227,732.034	8.16	10,018,293
Band 18	1,115.456	8.14	9,080
Band 19	34,946.498	7.87	275,029
Band 20	375,334.421	8.02	3,010,182
Band 21	174,742.232	7.97	1,392,696
Band 26	344,428.890	9.91	3,413,290
Band 27	144,045.695	9.69	1,395,803
Band 28	48,887.069	9.58	468,338
Band 29	365,949.871	9.54	3,491,162
Band 30	198,220.423	9.32	1,847,414
Band 31	129,754.480	9.22	1,196,336
Band 32	3,798.187	9.02	34,260
Band 33	3,481.791	8.88	30,918
Band 34	14,754.892	8.78	129,548
Band 35	233,141.638	10.06	2,345,405
Band 36	37,691.625	9.91	373,524
Band 37	9,834.210	9.80	96,375
Band 38	451,301.188	10.42	4,702,558
Band 39	117,944.184	10.30	1,214,825
Band 40	33,941.163	10.22	346,879
Band 41	46,047.367	9.32	429,161
Band 42	39,220.782	9.22	361,616
Band 43	83,037.186	9.14	758,960
Band 44	2,941.736	8.03	23,622
Band 45	30,198.664	7.73	233,436
Band 46	750,935.146	7.42	5,571,939
Band 47	68,891.943	7.38	508,423
Band 49	135,918.921	6.31	857,648
Band 50	5,008.244	6.85	34,306
Band 55	5,177.144	6.89	35,671
Band 56	16,369.411	6.60	108,038
	13,368,906.370		$ 115,666,015

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap Portfolio - Class S			
Contracts in accumulation period:			
Band 2	2,384.156	$ 8.53	$ 20,337
Band 4	78,222.622	9.55	747,026
Band 5	18,584.618	9.97	185,289
Band 6	1,200,311.065	8.37	10,046,604
Band 7	403,831.281	9.86	3,981,776
Band 8	725,122.599	8.31	6,025,769
Band 9	268,146.487	9.75	2,614,428
Band 10	1,350,204.660	8.01	10,815,139
Band 11	220,947.959	8.25	1,822,821
Band 12	43,054.378	8.23	354,338
Band 13	778,309.898	9.60	7,471,775
Band 14	887,215.339	8.18	7,257,421
Band 15	505,902.385	9.49	4,801,014
Band 16	55,912.411	8.12	454,009
Band 17	988,868.306	8.10	8,009,833
Band 18	3,915.618	8.08	31,638
Band 19	59,409.381	7.79	462,799
Band 20	284,208.725	7.94	2,256,617
Band 21	116,671.449	7.88	919,371
Band 26	259,992.257	10.24	2,662,321
Band 27	98,975.684	10.01	990,747
Band 28	44,399.685	9.89	439,113
Band 29	221,419.533	9.86	2,183,197
Band 30	133,845.871	9.64	1,290,274
Band 31	104,323.979	9.53	994,208
Band 32	2,885.279	9.32	26,891
Band 33	2,007.783	9.18	18,431
Band 34	5,057.258	9.07	45,869
Band 35	112,142.310	10.39	1,165,159
Band 36	8,669.630	10.24	88,777
Band 37	4,555.746	10.12	46,104
Band 38	211,658.532	10.49	2,220,298
Band 39	39,446.258	10.38	409,452
Band 40	14,706.052	10.29	151,325
Band 41	41,369.706	9.30	384,738
Band 42	29,427.845	9.20	270,736
Band 43	95,117.942	9.13	868,427
Band 44	3,587.509	7.96	28,557
Band 45	17,431.726	7.64	133,178
Band 46	634,598.382	7.04	4,467,573
Band 47	59,154.773	7.00	414,083
Band 49	105,119.404	6.26	658,047
Band 52	240.789	6.59	1,587
Band 55	3,008.152	6.57	19,764
Band 56	52,284.885	7.10	371,223
	10,296,650.307		$ 88,628,083

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Small Company Portfolio - Class S			
Contracts in accumulation period:			
Band 2	1,362.107	$ 7.17	$ 9,766
Band 4	12,098.038	7.16	86,622
Band 5	2,476.782	7.15	17,709
Band 6	686,734.080	7.15	4,910,149
Band 7	366,888.436	7.15	2,623,252
Band 8	469,428.052	7.14	3,351,716
Band 9	15,038.801	7.14	107,377
Band 10	1,110,458.021	7.14	7,928,670
Band 11	175,100.748	7.13	1,248,468
Band 12	49,664.743	7.13	354,110
Band 13	703,122.842	7.13	5,013,266
Band 14	369,315.216	7.12	2,629,524
Band 15	317,964.824	7.12	2,263,910
Band 16	38,694.834	7.12	275,507
Band 17	456,277.945	7.11	3,244,136
Band 18	76.830	7.11	546
Band 19	83,826.399	7.11	596,006
Band 20	123,785.226	7.13	882,589
Band 21	9,512.926	7.12	67,732
Band 26	57,125.423	7.17	409,589
Band 27	44,143.940	7.16	316,071
Band 28	1,199.761	7.15	8,578
Band 29	17,444.173	7.15	124,726
Band 30	9,187.286	7.13	65,505
Band 31	1,880.076	7.12	13,386
Band 34	354.883	7.09	2,516
Band 35	38,103.100	10.54	401,607
Band 36	15,958.733	10.39	165,811
Band 37	3,638.081	10.28	37,399
Band 38	211,208.904	11.93	2,519,722
Band 39	66,562.746	11.80	785,440
Band 40	3,952.540	11.70	46,245
Band 41	574.129	7.13	4,094
Band 42	803.413	7.12	5,720
Band 43	10,600.541	7.11	75,370
Band 46	259,587.782	7.11	1,845,669
Band 47	79,231.163	7.10	562,541
Band 51	492.671	7.11	3,503
Band 56	66,240.325	7.16	474,281
Band 57	751.597	7.13	5,359
	5,880,868.117		$ 43,484,187

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S			
Contracts in accumulation period:			
Band 2	236.854	$ 6.04	$ 1,431
Band 4	24,116.823	6.09	146,871
Band 5	50.078	6.02	301
Band 6	4,193,381.263	6.08	25,495,758
Band 7	252,301.988	6.08	1,533,996
Band 8	1,417,424.558	6.07	8,603,767
Band 9	19,770.786	6.07	120,009
Band 10	8,258,859.365	6.06	50,048,688
Band 11	712,855.355	6.06	4,319,903
Band 12	51,243.117	6.06	310,533
Band 13	996,625.202	6.05	6,029,582
Band 14	996,600.979	6.05	6,029,436
Band 15	2,551,491.350	6.05	15,436,523
Band 16	87,362.336	6.04	527,669
Band 17	1,266,237.000	6.04	7,648,071
Band 18	2,276.068	6.03	13,725
Band 19	7,761.521	6.03	46,802
Band 20	590,055.749	6.05	3,569,837
Band 21	20,629.046	6.04	124,599
Band 26	2,749.207	6.04	16,605
Band 29	10,450.973	6.01	62,810
Band 30	815.512	6.00	4,893
Band 35	39,610.525	6.12	242,416
Band 36	8,488.193	6.10	51,778
Band 38	46,057.911	6.10	280,953
Band 39	15,434.233	6.09	93,994
Band 40	11,508.354	6.08	69,971
Band 41	4,040.730	6.00	24,244
Band 46	1,557,930.383	6.03	9,394,320
Band 47	403,111.885	6.02	2,426,734
Band 54	4,395.546	6.04	26,549
Band 56	369,199.026	6.09	2,248,422
Band 57	17,821.422	6.06	107,998
Band 60	1,487.463	6.07	9,029
	23,942,380.801		$ 145,068,217
ING VP International Value Portfolio - Class S			
Contracts in accumulation period:			
Band 35	132,342.998	$ 11.26	$ 1,490,182
Band 36	22,384.040	11.10	248,463
Band 37	12,551.484	10.99	137,941
Band 38	407,629.885	12.29	5,009,771
Band 39	146,518.589	12.16	1,781,666
Band 40	18,963.511	12.06	228,700
	740,390.507		$ 8,896,723

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP MidCap Opportunities Portfolio - Class S			
Currently payable annuity contracts:	921.707	$ 6.79	$ 6,258
Contracts in accumulation period:			
Band 1	33,839.254	6.50	219,955
Band 2	477,170.801	6.79	3,239,990
Band 3	2,777.508	6.61	18,359
Band 4	183,120.724	6.66	1,219,584
Band 5	186,891.525	6.63	1,239,091
Band 6	4,769,927.681	6.58	31,386,124
Band 7	4,001,366.104	6.56	26,248,962
Band 8	3,224,477.759	6.51	20,991,350
Band 9	809,490.377	6.48	5,245,498
Band 10	2,677,394.591	6.45	17,269,195
Band 11	4,131,153.362	6.43	26,563,316
Band 12	1,136,532.030	6.40	7,273,805
Band 13	2,730,319.829	6.38	17,419,441
Band 14	4,356,549.585	6.33	27,576,959
Band 15	576,020.918	6.31	3,634,692
Band 16	89,280.735	6.26	558,897
Band 17	1,518,336.803	6.23	9,459,238
Band 18	38,987.517	6.21	242,112
Band 19	187,910.461	6.16	1,157,528
Band 20	1,851,370.754	6.35	11,756,204
Band 21	180,807.586	6.28	1,135,472
Band 22	1,197.099	6.48	7,757
Band 23	13,983.677	6.48	90,614
Band 24	129.946	7.06	917
Band 25	85,632.741	6.84	585,728
Band 26	13,766.691	6.50	89,483
Band 27	2,864.301	6.48	18,561
Band 28	3,182.644	6.48	20,624
Band 29	26,884.082	6.47	173,940
Band 30	3,759.183	6.46	24,284
Band 31	3,230.310	6.45	20,835
Band 35	56,383.113	9.73	548,608
Band 36	11,130.671	9.60	106,854
Band 37	1,409.001	9.50	13,386
Band 38	258,709.308	11.41	2,951,873
Band 39	32,638.112	11.29	368,484
Band 40	7,397.421	11.20	82,851
Band 41	1,082.087	6.46	6,990
Band 42	333.364	6.45	2,150
Band 43	2,296.236	6.44	14,788
Band 44	323.362	6.43	2,079
Band 46	452,475.239	8.61	3,895,812
Band 47	33,559.138	8.55	286,931
Band 56	29,829.230	6.49	193,592
Band 57	9,781.528	6.46	63,189
	34,216,626.095		$ 223,432,360

Division/Contract	Units	Unit Value	Extended Value
ING VP SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Band 2	2,785.009	$ 5.85	$ 16,292
Band 4	20,110.209	5.74	115,433
Band 5	105,140.117	5.72	601,401
Band 6	1,257,982.266	5.68	7,145,339
Band 7	1,241,548.069	5.65	7,014,747
Band 8	243,159.340	5.61	1,364,124
Band 9	81,596.084	5.59	456,122
Band 10	749,439.625	5.57	4,174,379
Band 11	420,053.318	5.54	2,327,095
Band 12	376,713.170	5.52	2,079,457
Band 13	732,042.438	5.50	4,026,233
Band 14	1,431,239.828	5.46	7,814,569
Band 15	248,211.752	5.44	1,350,272
Band 16	38,815.457	5.40	209,603
Band 17	675,838.879	5.37	3,629,255
Band 18	24,092.452	5.35	128,895
Band 19	96,247.458	5.31	511,074
Band 20	886,018.615	5.48	4,855,382
Band 21	108,307.845	5.42	587,029
Band 25	52,429.281	5.90	309,333
Band 26	3,749.909	9.43	35,362
Band 27	428.970	9.32	3,998
Band 28	685.100	9.27	6,351
Band 29	4,363.335	9.25	40,361
Band 30	8,447.404	9.15	77,294
Band 31	882.957	9.10	8,035
Band 35	32,671.420	5.97	195,048
Band 36	5,247.090	5.88	30,853
Band 38	68,491.590	11.04	756,147
Band 39	13,608.310	10.92	148,603
Band 40	4,831.183	10.84	52,370
Band 41	3,287.499	9.15	30,081
Band 42	83.033	9.08	754
Band 43	8,681.601	9.03	78,395
Band 44	362.624	8.91	3,231
Band 46	155,144.891	8.22	1,275,291
Band 47	17,959.640	8.17	146,730
	9,120,697.768		$ 51,604,938

Division/Contract	Units	Unit Value	Extended Value
ING VP Balanced Portfolio - Class S			
Contracts in accumulation period:			
Band 4	2,972.770	$ 7.73	$ 22,980
Band 7	11,793.447	7.68	90,574
Band 9	59,994.586	7.65	458,959
Band 10	16,820.829	7.64	128,511
Band 13	10,036.377	7.61	76,377
Band 15	14,277.071	7.58	108,220
Band 20	775.507	7.60	5,894
Band 21	27,215.923	7.57	206,025
Band 26	44,099.629	7.79	343,536
Band 27	14,734.398	7.73	113,897
Band 28	3,819.731	7.69	29,374
Band 29	60,388.526	7.68	463,784
Band 30	19,505.172	7.62	148,629
Band 31	24,620.709	7.59	186,871
Band 32	2,473.173	7.53	18,623
Band 34	427.737	7.46	3,191
Band 35	54,571.746	10.25	559,360
Band 36	7,381.210	10.14	74,845
Band 37	13,190.171	10.05	132,561
Band 38	230,198.849	9.87	2,272,063
Band 39	55,562.171	9.76	542,287
Band 40	19,557.781	9.68	189,319
Band 41	16,564.601	7.62	126,222
Band 42	3,315.682	7.58	25,133
Band 43	9,617.415	7.55	72,611
	723,915.211		$ 6,399,846
ING VP Intermediate Bond Portfolio - Class S			
Contracts in accumulation period:			
Band 1	7,552.108	$ 11.65	$ 87,982
Band 2	58,000.508	11.49	666,426
Band 3	332.857	11.23	3,738
Band 4	410,808.392	11.30	4,642,135
Band 5	105,256.436	11.26	1,185,187
Band 6	14,692,504.660	11.19	164,409,127
Band 7	3,181,205.250	11.15	35,470,439
Band 8	7,875,077.447	11.08	87,255,858
Band 9	1,103,078.673	11.04	12,177,989
Band 10	21,077,749.450	11.00	231,855,244
Band 11	2,254,148.761	10.96	24,705,470
Band 12	570,876.390	10.93	6,239,679
Band 13	6,841,165.399	10.89	74,500,291
Band 14	8,478,762.976	10.82	91,740,215
Band 15	5,718,407.053	10.78	61,644,428
Band 16	949,444.717	10.71	10,168,553
Band 17	5,918,589.514	10.67	63,151,350
Band 18	110,251.397	10.63	1,171,972
Band 19	115,151.209	10.56	1,215,997

Division/Contract	Units	Unit Value	Extended Value
ING VP Intermediate Bond Portfolio - Class S (continued)			
Band 20	2,271,230.735	$ 10.85	$ 24,642,853
Band 21	401,439.683	10.74	4,311,462
Band 25	32,544.702	11.57	376,542
Band 26	1,471,381.092	9.87	14,522,531
Band 27	525,103.218	9.76	5,125,007
Band 28	173,034.984	9.70	1,678,439
Band 29	2,359,809.385	9.68	22,842,955
Band 30	1,236,734.463	9.57	11,835,549
Band 31	780,146.582	9.52	7,426,995
Band 32	43,426.322	9.42	409,076
Band 33	11,136.462	9.35	104,126
Band 34	49,209.127	9.29	457,153
Band 35	451,148.619	11.69	5,273,927
Band 36	83,654.260	11.53	964,534
Band 37	27,343.538	11.42	312,263
Band 38	4,087,995.855	10.62	43,414,516
Band 39	867,103.989	10.51	9,113,263
Band 40	364,084.306	10.42	3,793,758
Band 41	40,982.714	9.58	392,614
Band 42	46,592.660	9.51	443,096
Band 43	235,008.018	9.45	2,220,826
Band 44	5,595.630	9.32	52,151
Band 45	16,866.163	9.27	156,349
Band 46	7,660,459.852	9.43	72,238,136
Band 47	966,669.709	9.37	9,057,695
Band 49	134,135.013	9.14	1,225,994
Band 50	27,901.943	9.68	270,091
Band 51	22,926.699	9.61	220,326
Band 52	7,985.057	9.77	78,014
Band 53	3,623.682	9.71	35,186
Band 54	11,623.158	9.63	111,931
Band 55	54,804.825	9.74	533,799
Band 56	721,576.799	8.92	6,436,465
Band 57	6,015.901	8.88	53,421
Band 58	953.044	8.85	8,434
Band 59	374.227	8.83	3,304
Band 60	2,927.812	8.88	25,999
Band 64	366.814	9.08	3,331
	104,672,280.239		$ 1,122,464,191
Legg Mason Partners Variable International All Cap Opportunity Portfolio			
Contracts in accumulation period:			
Band 22	155.268	$ 10.52	$ 1,633
Band 23	3,625.515	10.31	37,379
	3,780.783		$ 39,012

Division/Contract	Units	Unit Value	Extended Value
Legg Mason Partners Variable Investors Portfolio			
Contracts in accumulation period:			
Band 22	555.225	$ 6.19	$ 3,437
Band 23	11,345.235	6.17	70,000
	11,900.460		$ 73,437
Legg Mason Partners Variable High Income Portfolio			
Contracts in accumulation period:			
Band 22	141.069	$ 11.92	$ 1,682
Band 23	4,205.864	11.67	49,082
	4,346.933		$ 50,764
Legg Mason Partners Variable Money Market Portfolio			
Contracts in accumulation period:			
Band 23	1,680.171	$ 13.54	$ 22,750
Oppenheimer Main Street Small Cap Fund®/VA - Service Class			
Contracts in accumulation period:			
Band 35	26,846.182	$ 11.63	$ 312,221
Band 36	3,029.267	11.55	34,988
Band 37	867.141	11.48	9,955
Band 38	34,470.601	11.52	397,101
Band 39	3,297.267	11.44	37,721
Band 40	2,594.999	11.38	29,531
	71,105.457		$ 821,517
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period:			
Band 35	179,788.321	$ 10.18	$ 1,830,245
Band 36	50,390.521	10.10	508,944
Band 37	2,540.246	10.05	25,529
Band 38	403,614.193	10.08	4,068,431
Band 39	69,453.660	10.01	695,231
Band 40	38,837.459	9.95	386,433
	744,624.400		$ 7,514,813
Pioneer Equity Income VCT Portfolio - Class II			
Contracts in accumulation period:			
Band 35	216,782.324	$ 10.12	$ 2,193,837
Band 36	30,143.507	9.98	300,832
Band 37	24,244.514	9.87	239,293
Band 38	713,196.574	11.28	8,044,857
Band 39	183,805.263	11.16	2,051,267
Band 40	44,585.940	11.07	493,566
	1,212,758.122		$ 13,323,652

Division/Contract	Units	Unit Value	Extended Value
Pioneer Small Cap Value VCT Portfolio - Class II			
Contracts in accumulation period:			
Band 4	16,392.576	$ 5.99	$ 98,192
Band 7	3,282.921	5.96	19,566
Band 9	47,104.190	5.94	279,799
Band 10	15,624.831	5.93	92,655
Band 13	10,802.949	5.91	63,845
Band 15	20,256.344	5.88	119,107
Band 20	2,260.086	5.90	13,335
Band 21	14,233.546	5.88	83,693
Band 26	81,892.066	6.04	494,628
Band 27	49,497.344	5.99	296,489
Band 28	4,989.283	5.97	29,786
Band 29	71,279.985	5.96	424,829
Band 30	35,266.174	5.92	208,776
Band 31	19,339.786	5.89	113,911
Band 32	282.125	5.85	1,650
Band 33	948.033	5.82	5,518
Band 34	556.074	5.79	3,220
Band 41	1,163.005	5.92	6,885
Band 42	1,647.360	5.89	9,703
Band 43	3,766.145	5.86	22,070
Band 45	219.991	5.78	1,272
	400,804.814		$ 2,388,929

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Bull			
Contracts in accumulation period:			
Band 4	106.501	$ 6.39	$ 681
Band 5	6,123.590	6.36	38,946
Band 6	178,757.333	6.31	1,127,959
Band 7	417,520.496	6.29	2,626,204
Band 8	55,097.338	6.24	343,807
Band 9	9,218.849	6.21	57,249
Band 10	153,083.719	6.19	947,588
Band 11	105,710.637	6.17	652,235
Band 12	77,466.412	6.14	475,644
Band 13	169,003.351	6.12	1,034,301
Band 14	571,347.418	6.07	3,468,079
Band 15	30,664.651	6.05	185,521
Band 16	1,006.408	6.00	6,038
Band 17	130,327.855	5.98	779,361
Band 18	17,847.274	5.95	106,191
Band 19	22,956.262	5.91	135,672
Band 20	272,166.038	6.09	1,657,491
Band 21	10,875.352	6.02	65,470
Band 26	2,122.366	6.53	13,859
Band 27	920.625	6.38	5,874
Band 28	116.724	6.31	737
Band 29	19,260.393	6.29	121,148
Band 30	2,210.818	6.14	13,574
Band 31	564.468	6.07	3,426
Band 38	8.513	7.15	61
Band 41	2,251.394	8.22	18,506
Band 45	86.253	7.19	620
Band 46	23,667.121	6.96	164,723
	2,280,488.159		$ 14,050,965

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Europe 30			
Contracts in accumulation period:			
Band 4	7,465.072	$ 7.27	$ 54,271
Band 5	6,271.320	7.24	45,404
Band 6	152,071.253	7.19	1,093,392
Band 7	176,707.297	7.16	1,265,224
Band 8	40,964.921	7.10	290,851
Band 9	7,317.169	7.08	51,806
Band 10	111,818.494	7.05	788,320
Band 11	103,741.866	7.02	728,268
Band 12	51,596.681	6.99	360,661
Band 13	74,237.350	6.97	517,434
Band 14	262,465.876	6.91	1,813,639
Band 15	76,510.369	6.88	526,391
Band 16	12,238.284	6.83	83,587
Band 17	125,338.899	6.80	852,305
Band 18	1,003.696	6.78	6,805
Band 19	15,188.012	6.72	102,063
Band 20	98,592.065	6.94	684,229
Band 21	15,064.226	6.86	103,341
Band 25	363.886	7.47	2,718
Band 26	8,225.493	7.44	61,198
Band 27	161.165	7.27	1,172
Band 28	306.955	7.19	2,207
Band 29	9,169.200	7.16	65,651
Band 30	1,645.150	6.99	11,500
Band 31	6,106.951	6.91	42,199
Band 41	404.567	10.32	4,175
Band 42	2,933.289	10.21	29,949
Band 43	1,784.978	10.12	18,064
Band 46	25,278.168	7.50	189,586
Band 47	5,574.569	7.45	41,531
	1,400,547.221		$ 9,837,941

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ProFund VP Rising Rates Opportunity			
Contracts in accumulation period:			
Band 2	589.251	$ 4.74	$ 2,793
Band 4	7,278.613	4.68	34,064
Band 5	1,824.334	4.67	8,520
Band 6	402,662.228	4.64	1,868,353
Band 7	238,350.486	4.63	1,103,563
Band 8	230,570.872	4.60	1,060,626
Band 9	49,778.828	4.59	228,485
Band 10	369,402.666	4.58	1,691,864
Band 11	144,442.028	4.57	660,100
Band 12	26,318.714	4.55	119,750
Band 13	175,732.907	4.54	797,827
Band 14	312,095.022	4.52	1,410,669
Band 15	112,208.133	4.50	504,937
Band 16	13,970.304	4.48	62,587
Band 17	173,124.765	4.47	773,868
Band 18	2,581.742	4.45	11,489
Band 19	18,341.910	4.43	81,255
Band 20	248,146.850	4.53	1,124,105
Band 21	32,374.160	4.49	145,360
Band 26	38,391.684	4.75	182,360
Band 27	7,020.013	4.68	32,854
Band 28	6,804.938	4.64	31,575
Band 29	85,737.197	4.63	396,963
Band 30	22,248.178	4.55	101,229
Band 31	25,040.569	4.52	113,183
Band 41	10,634.481	4.55	48,387
Band 42	13,366.530	4.51	60,283
Band 43	4,655.826	4.47	20,812
Band 44	783.933	4.66	3,653
Band 45	4,048.753	4.65	18,827
Band 46	87,871.633	5.47	480,658
Band 47	3,956.886	5.43	21,486
	2,870,354.434		$ 13,202,485
Wells Fargo Advantage Asset Allocation Fund			
Contracts in accumulation period:			
Band 6	25,207.679	$ 9.65	$ 243,254
Band 10	112,730.976	9.52	1,073,199
Band 14	49,587.503	9.40	466,123
Band 17	21,233.678	9.30	197,473
Band 46	1,118.378	8.28	9,260
	209,878.214		$ 1,989,309

Division/Contract	Units	Unit Value		Extended Value	
Wells Fargo Advantage C&B Large Cap Value Fund					
Contracts in accumulation period:					
Band 6	1,929.472	$	9.01	$	17,385
Band 10	10,801.462		8.89		96,025
Band 14	6,092.924		8.78		53,496
Band 15	2,288.816		8.75		20,027
Band 17	2,348.342		8.68		20,384
Band 46	3,362.011		7.50		25,215
	26,823.027			$	232,532
Wells Fargo Advantage Equity Income Fund					
Contracts in accumulation period:					
Band 10	10,643.002	$	8.97	$	95,468
Band 14	8,281.079		8.85		73,288
Band 17	33,166.679		8.76		290,540
Band 20	5,740.396		8.87		50,917
Band 46	2,495.696		7.56		18,867
	60,326.852			$	529,080
Wells Fargo Advantage Large Company Growth Fund					
Contracts in accumulation period:					
Band 6	1,364.185	$	7.02	$	9,577
Band 10	61,500.022		6.93		426,195
Band 14	29,984.577		6.84		205,095
Band 15	9,066.897		6.82		61,836
Band 17	64,807.126		6.76		438,096
Band 20	8,505.615		6.85		58,263
Band 21	419.797		6.80		2,855
Band 46	16,172.005		6.53		105,603
	191,820.224			$	1,307,520
Wells Fargo Advantage Money Market Fund					
Contracts in accumulation period:					
Band 10	2,280.973	$	10.60	$	24,178
Band 14	1,757.038		10.46		18,379
	4,038.011			$	42,557
Wells Fargo Advantage Small Cap Growth Fund					
Contracts in accumulation period:					
Band 6	2,220.962	$	9.82	$	21,810
Band 10	15,389.617		9.69		149,125
Band 14	8,501.248		9.56		81,272
Band 17	15,439.188		9.46		146,055
Band 20	1,804.673		9.59		17,307
Band 46	437.961		8.28		3,626
	43,793.649			$	419,195

Division/Contract	Units	Unit Value	Extended Value
Wells Fargo Advantage Total Return Bond Fund			
Contracts in accumulation period:			
Band 6	18,859.093	$ 11.34	$ 213,862
Band 10	30,595.458	11.20	342,669
Band 14	22,762.067	11.05	251,521
Band 15	1,943.477	11.02	21,417
Band 17	5,835.857	10.93	63,786
Band 46	12,866.809	10.52	135,359
	92,862.761		$ 1,028,614

Bands	Products
Band 1	Golden VAC 80, ING GoldenSelect DVA 080
Band 2	Global Syndicate, Golden VAC 100, ING GoldenSelect DVA, ING GoldenSelect DVA 100
Band 3	ING GoldenSelect DVA Series 100
Band 4	ING GoldenSelect DVA Plus - Standard (pre February 2000), ING SmartDesign Signature Variable Annuity Option Package I, ING Golden Select DVA Plus 125, ING SmartDesign Signature Variable Annuity 125
Band 5	ING GoldenSelect DVA Plus - Standard (post January 2000 & post 2000), ING Golden Select DVA Plus 130
Band 6	First Union Variable Annuity, Fleet Premium Plus 140, ING GoldenSelect DVA Plus - Annual Ratchet (pre February 2000) & 5.5% Solution (pre February 2000 and post January 2000), ING GoldenSelect Access - Standard (pre February 2000), ING GoldenSelect Premium Plus - Standard (pre February 2000), ING GoldenSelect ES II (pre 2001), ING GoldenSelect ES II - Standard (post 2000), Generations - Standard, ING GoldenSelect Opportunities - Standard, WellsFargo ING Opportunities - Standard, ING Golden Select DVA Plus 140, ING GoldenSelect Access 140, ING GoldenSelect ESII 140, ING GoldenSelect Generations Variable Annuity 140, ING GoldenSelect Opportunities Variable 140, ING GoldenSelect Premium Plus 140, Wells Fargo ING Opportunities Variable Annuity 140
Band 7	Fleet Premium Plus 145, ING GoldenSelect DVA Plus - Annual Ratchet (post January 2000), ING GoldenSelect DVA Plus - 5.5% Solution (post 2000), ING GoldenSelect Access - Standard (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Standard (post January 2000 and post 2000), ING GoldenSelect ES II - Deferred Ratchet (post 2000), ING GoldenSelect Generations - Deferred Ratchet, ING GoldenSelect Opportunities Variable 145; ING SmartDesign Signature Variable Annuity 145, Wells Fargo ING Opportunities Variable Annuity 145, Fleet Premium Plus 145, ING Golden Select DVA Plus 145, ING GoldenSelect Access 145, ING GoldenSelect ESII 145, ING GoldenSelect Generations Variable Annuity 145, ING GoldenSelect Opportunities Variable 145, ING GoldenSelect Premium Plus 145, ING SmartDesign Signature Variable Annuity 145, Wells Fargo ING Opportunities Variable Annuity 145
Band 8	Fleet Premium Plus 155, ING Golden Select DVA Plus 155, ING Golden Select DVA Plus - 7% Solution (pre February 2000), ING Golden Select DVA Plus - Annual Ratchet (post 2000), ING GoldenSelect DVA Plus - Max 5.5 (post January 2000), ING GoldenSelect Access - Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000), ING GoldenSelect Premium Plus - Annual Ratchet (pre February 2000) and 5.5% Solution (pre February 2000), ING GoldenSelect ES II - 5.5% Solution (post 2000), Opportunities - 5.5% Solution; Wells Fargo ING Opportunities Variable Annuity 155, ING GoldenSelect Access 155, ING GoldenSelect ESII 155, ING GoldenSelect Generations Variable Annuity 155, ING GoldenSelect Opportunities Variable 155, ING GoldenSelect Premium Plus 155

Bands	Products
Band 9	Fleet Premium Plus 160, ING GoldenSelect DVA Plus - Max 5.5 (post 2000), ING GoldenSelect Access - Annual Ratchet (post January 2000), ING Golden Select Access - 5.5% Solution (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Annual Ratchet (post January 2000), ING GoldenSelect Premium Plus - 5.5% Solution (post January 2000 and post 2000), ING SmartDesign Advantage Variable Annuity 160, ING SmartDesign Signature Variable Annuity 160, ING Golden Select DVA Plus 160, ING GoldenSelect Access 160, ING GoldenSelect Premium Plus 160
Band 10	ING GoldenSelect DVA Plus - 7% Solution (post January 2000 and post 2000), ING GoldenSelect ES II - Annual Ratchet (post 2000), ING GoldenSelect Generations - Annual Ratchet, ING GoldenSelect Landmark - Standard, ING GoldenSelect Legends – Standard, Wells Fargo ING Landmark - Standard, Wells Fargo ING Landmark Variable Annuity 165, ING GoldenSelect Opportunities - Annual Ratchet, WellsFargo ING Opportunities - Annual Ratchet, ING SmartDesign Advantage Variable Annuity 165, ING Golden Select DVA Plus 165, ING GoldenSelect ESII 165, ING GoldenSelect Generations Variable Annuity 165, ING GoldenSelect Landmark Variable Annuity 165, ING GoldenSelect Legends - Standard, ING GoldenSelect Opportunities Variable 165, ING Simplicity Variable Annuity125, Wells Fargo ING Opportunities Variable Annuity 165
Band 11	Fleet Premium Plus 170, ING GoldenSelect Access - 7% Solution (pre February 2000), ING GoldenSelect Access - Annual Ratchet (post 2000), ING GoldenSelect Access - Max 5.5 (post January 2000), ING GoldenSelect DVA Plus - Annual Ratchet (post 2000), ING Golden Select DVA Plus 155, ING GoldenSelect ES II - Max 5.5 (post 2000), ING GoldenSelect Premium Plus - 7% Solution (pre February 2000), ING GoldenSelect Premium Plus - Annual Ratchet (post 2000), ING Golden Select Premium Plus - Max 5.5 (post January 2000), ING Golden Select Opportunities - Max 5.5, Wells Fargo Opportunities - Max 5.5, ING GoldenSelect Access 170, ING GoldenSelect ESII 170, ING GoldenSelect Generations Variable Annuity 170, ING GoldenSelect Opportunities Variable 170, ING GoldenSelect Premium Plus 170, Wells Fargo ING Opportunities Variable Annuity 170
Band 12	ING Golden Select Access - Max 5.5 (post 2000), ING Golden Select DVA Plus - Max 7 (post January 2000 and post 2000), ING GoldenSelect Premium Plus - Max 5.5 (post 2000), ING GoldenSelect ES II - 7% Solution (post 2000), ING GoldenSelect Generations - 7% Solution, ING Golden Select Opportunities - 7% Solution, Wells Fargo ING Opportunities Variable Annuity 175, ING Golden Select DVA Plus 175, ING GoldenSelect Access 175, ING GoldenSelect DVA Plus, ING GoldenSelect ESII 175, ING GoldenSelect Generations Variable Annuity 175, ING GoldenSelect Opportunities Variable 175, ING GoldenSelect Premium Plus 175
Band 13	ING GoldenSelect Access - 7% Solution (post January 2000 and post 2000), ING GoldenSelect Access - Standard (post April 2001), ING GoldenSelect Generations Variable Annuity 150, ING GoldenSelect Premium Plus - 7% Solution (post January 2000 and post 2000), ING GoldenSelect Landmark - 5.5% Solution, ING SmartDesign Advantage Variable Annuity, Wells Fargo ING Landmark - 5.5% Solution, Wells Fargo ING Opportunities Variable Annuity 180, Fleet Premium Plus 180, ING GoldenSelect Access 180, ING GoldenSelect ESII 180, ING GoldenSelect Generations Variable Annuity 180, ING GoldenSelect Landmark Variable Annuity 180, ING GoldenSelect Opportunities Variable 180, ING GoldenSelect Premium Plus 180, ING SmartDesign Advantage Variable Annuity 180, Wells Fargo ING Landmark Variable Annuity 180
Band 14	Fleet Premium Plus 190, ING GoldenSelect Access - Max 7 (post January 2000 and post 2000), ING GoldenSelect Landmark - Annual Ratchet, ING GoldenSelect Legends – Quarterly, ING GoldenSelect Premium Plus - Max 7 (post January 2000 and post 2000), ING GoldenSelect Premium Plus, ING GoldenSelect Premium Plus (Citigroup/Smith Barney), Wells Fargo ING Landmark - Annual Ratchet, ING GoldenSelect Access 190, ING GoldenSelect Landmark Variable Annuity 190, ING GoldenSelect Legends - Quarterly, ING GoldenSelect Premium Plus 190, Wells Fargo ING Landmark Variable Annuity 190

Bands	Products
Band 15	ING GoldenSelect Access - 5.5% Solution (post April 2001), ING GoldenSelect ES II 195, ING GoldenSelect Generations Variable Annuity 195, ING GoldenSelect Landmark - Max 5.5, ING GoldenSelect Legends –WA Combo, ING Golden Select Opportunities Variable 195, ING GoldenSelect Opportunities Variable 195, ING GoldenSelect Premium Plus 195, ING SmartDesign Advantage, ING SmartDesign Advantage Variable Annuity 195, ING SmartDesign Signature Variable Annuity, ING SmartDesign Signature Variable Annuity 195, Wells Fargo ING Landmark - Max 5.5, Wells Fargo ING Opportunities Variable Annuity 195, ING GoldenSelect Access 195, ING GoldenSelect Landmark Variable Annuity 195, ING SmartDesign Signature Variable Annuity 195, Wells Fargo ING Landmark Variable Annuity 195
Band 16	ING GoldenSelect Access - Annual Ratchet (post April 2001), ING GoldenSelect Landmark Variable Annuity 205, Wells Fargo ING Landmark Variable Annuity 205, ING GoldenSelect Access 205, ING GoldenSelect Legends 205
Band 17	ING GoldenSelect Access - Max 5.5 (post April 2001), ING GoldenSelect Landmark (Citigroup/Smith Barney), ING GoldenSelect Landmark - Max 7, ING GoldenSelect Legends – Combo, ING GoldenSelect Premium Plus 210, Wells Fargo ING Landmark Variable Annuity, Wells Fargo Landmark - Max 7, ING GoldenSelect Access 210, ING GoldenSelect Landmark Variable Annuity 210, Wells Fargo ING Landmark Variable Annuity 210
Band 18	ING GoldenSelect Access - 7% Solution (post April 2001), ING GoldenSelect Access 215
Band 19	ING GoldenSelect Access, ING GoldenSelect Access (Citigroup/Smith Barney), ING GoldenSelect Access - Max 7 (post April 2001) ING SmartDesign Advantage Variable Annuity 225, ING GoldenSelect Access 225
Band 20	ING GoldenSelect ESII, ING GoldenSelect ES II - Max 7 (post 2000), ING GoldenSelect Generations, ING GoldenSelect Generations - Max 7, ING GoldenSelect Opportunities, ING GoldenSelect Opportunities - Max 7, ING SmartDesign Advantage Variable Annuity 185, Wells Fargo ING Opportunities Variable Annuity, Wells Fargo ING Opportunities - Max 7, ING GoldenSelect ESII 185, ING GoldenSelect Generations Variable Annuity 185, ING GoldenSelect Opportunities Variable 185, Wells Fargo ING Opportunities Variable Annuity 185
Band 21	ING GoldenSelect Landmark - 7% Solution, ING SmartDesign Advantage Variable Annuity 200, Wells Fargo ING Landmark - 7% Solution, ING GoldenSelect Landmark Variable Annuity 200, Wells Fargo ING Landmark Variable Annuity 200
Band 22	Granite PrimElite - Standard, ING GoldenSelect Granite PrimElite 125
Band 23	ING GoldenSelect Granite PrimElite - Annual Ratchet; ING GoldenSelect Granite PrimElite 140
Band 24	ING GoldenSelect Access One
Band 25	ING GoldenSelect Value
Band 26	ING SmartDesign Variable Annuity Option I, ING SmartDesign Variable Annuity 095
Band 27	ING SmartDesign Variable Annuity Option II, ING SmartDesign Variable Annuity 125
Band 28	ING SmartDesign Variable Annuity, ING SmartDesign Variable Annuity Option III, ING SmartDesign Variable Annuity 140
Band 29	ING SmartDesign Variable Annuity Bonus Option I, ING SmartDesign Variable Annuity 145
Band 30	ING SmartDesign Variable Annuity Bonus Option II, ING SmartDesign Variable Annuity 175
Band 31	ING SmartDesign Variable Annuity Bonus Option III, ING SmartDesign Variable Annuity 190
Band 32	ING SmartDesign Advantage Bonus Option I, ING SmartDesign Advantage Variable Annuity 220
Band 33	ING SmartDesign Advantage Bonus Option II, ING SmartDesign Advantage Variable Annuity 240

Bands	Products
Band 34	ING SmartDesign Advantage Bonus Option III, ING SmartDesign Advantage Variable Annuity 255
Band 35	ING Rollover Choice Option I (prior to August 7, 2003), ING Focus VA Option I, ING Focus Variable Annuity 075, ING Rollover Choice 075
Band 36	ING Rollover Choice Option II (prior to August 7, 2003), ING Focus VA Option I, ING Focus VA Option II, ING Focus Variable Annuity 095, ING Rollover Choice 095
Band 37	ING Rollover Choice Option III (prior to August 7, 2003), ING Rollover Choice 110
Band 38	ING Rollover Choice Option I, ING Rollover Choice 100
Band 39	ING Rollover Choice Option II, ING Rollover Choice 120
Band 40	ING Rollover Choice Option III, ING Rollover Choice 135
Band 41	ING SmartDesign Signature Option I, ING SmartDesign Signature Variable Annuity 175
Band 42	ING SmartDesign Signature Option II, ING SmartDesign Signature Variable Annuity 210
Band 43	ING SmartDesign Signature Option III
Band 44	ING SmartDesign Advantage Variable Annuity 245
Band 45	ING SmartDesign Advantage Variable Annuity 260
Band 46	ING GoldenSelect Landmark Variable Annuity 220, ING GoldenSelect Legends 220, Wells Fargo ING Landmark Variable Annuity 220
Band 47	ING GoldenSelect Access 235
Band 49	ING Simplicity Variable Annuity 200
Band 50	ING Architect Variable Annuity 180
Band 51	ING Architect Variable Annuity 210
Band 52	ING Architect Variable Annuity 145
Band 53	ING Architect Variable Annuity 170
Band 54	ING Architect Variable Annuity 200
Band 55	ING Architect Variable Annuity 155
Band 56	ING Architect Variable Annuity 115
Band 57	ING Architect Variable Annuity 170
Band 58	ING Architect Variable Annuity 195
Band 59	ING Architect Variable Annuity 225
Band 60	ING Architect Variable Annuity 160
Band 61	ING Architect Variable Annuity 185
Band 62	ING Architect Variable Annuity 215
Band 64	ING Architect Variable Annuity 200

10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, follows:

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
AIM V.I. Leisure Fund - Series I Shares												
2008	2,328	$6.53	to	$8.11	$17,862	1.00%	0.95%	to	2.60%	-44.54%	to	-43.60%
2007	3,083	$11.74	to	$14.38	$42,305	1.58%	0.95%	to	2.60%	-3.39%	to	-1.78%
2006	3,723	$12.12	to	$14.64	$52,417	1.08%	0.95%	to	2.60%	21.32%	to	23.44%
2005	4,687	$9.96	to	$11.86	$53,911	1.11%	0.95%	to	2.60%	-3.68%	to	-2.15%
2004	4,713	$10.86	to	$12.18	$55,920	0.37%	0.95%	to	2.60%	10.48%	to	12.33%
BlackRock Global Allocation V.I. Fund - Class III												
2008	49,903	$7.92	to	$8.02	$397,800	(e)	0.95%	to	2.60%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
Columbia Asset Allocation Fund, Variable Series - Class A												
2008	23	$11.19	to	$11.45	$262	3.66%	1.40%	to	1.80%	-29.62%	to	-29.36%
2007	41	$15.82	to	$16.21	$668	2.48%	1.40%	to	1.90%	7.11%	to	7.64%
2006	36	$14.77	to	$15.06	$540	2.44%	1.40%	to	1.90%	9.65%	to	10.25%
2005	38	$13.47	to	$13.66	$523	2.49%	1.40%	to	1.90%	4.65%	to	5.08%
2004	46	$12.91	to	$13.00	$601	2.33%	1.40%	to	1.80%	8.03%	to	8.42%
Columbia Federal Securities Fund, Variable Series - Class A												
2008	2	$11.69	to	$11.93	$27	9.35%	1.45%	to	1.80%	6.18%	to	6.52%
2007	7	$11.01	to	$11.23	$80	6.21%	1.40%	to	1.80%	4.26%	to	4.76%
2006	8	$10.56	to	$10.72	$81	5.54%	1.40%	to	1.80%	1.83%	to	2.29%
2005	8	$10.37	to	$10.48	$85	5.71%	1.40%	to	1.80%	0.78%	to	1.06%
2004	9	$10.29	to	$10.37	$90	5.65%	1.40%	to	1.80%	2.38%	to	2.78%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Columbia Large Cap Growth Fund, Variable Series - Class A												
2008	34	$7.52	to	$7.67	$258	0.27%	1.40%	to	1.90%	-41.57%	to	-41.26%
2007	37	$12.87	to	$13.06	$484	0.39%	1.40%	to	1.90%	13.49%	to	14.16%
2006	48	$11.34	to	$11.44	$547	0.35%	1.40%	to	1.90%	8.21%	to	8.65%
2005	49	$10.48	to	$10.53	$515	(b)	1.40%	to	1.90%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
Columbia Small Cap Value Fund, Variable Series - Class B												
2008	10,670	$8.24	to	$14.06	$141,739	0.46%	0.95%	to	2.45%	-29.89%	to	-28.85%
2007	13,631	$11.74	to	$19.82	$256,889	0.27%	0.95%	to	2.60%	-5.11%	to	-3.56%
2006	16,991	$12.34	to	$20.60	$335,177	0.34%	0.95%	to	2.60%	16.24%	to	18.25%
2005	20,661	$10.59	to	$17.48	$348,817	-	0.95%	to	2.60%	3.09%	to	4.17%
2004	14,445	$16.50	to	$16.78	$240,424	0.50%	1.25%	to	2.25%	19.83%	to	21.00%
Columbia Small Company Growth Fund, Variable Series - Class A												
2008	4	$11.79	to	$12.07	$51	-	1.40%	to	1.80%	-41.89%	to	-41.63%
2007	4	$20.29	to	$20.68	$91	-	1.40%	to	1.80%	11.42%	to	11.84%
2006	4	$18.21	to	$18.49	$82	-	1.40%	to	1.80%	10.36%	to	10.85%
2005	5	$16.50	to	$16.68	$78	-	1.40%	to	1.80%	0.86%	to	1.28%
2004	5	$16.36	to	$16.47	$81	-	1.40%	to	1.80%	9.50%	to	9.95%
Fidelity® VIP Equity-Income Portfolio - Service Class 2												
2008	22,259	$6.01	to	$9.10	$167,056	2.07%	0.75%	to	2.60%	-44.30%	to	-43.24%
2007	28,026	$11.47	to	$16.08	$373,387	1.66%	0.75%	to	2.60%	-1.39%	to	0.50%
2006	28,119	$11.61	to	$16.03	$376,023	2.91%	0.75%	to	2.60%	16.83%	to	19.05%
2005	24,383	$10.48	to	$13.50	$276,545	1.36%	0.75%	to	2.60%	2.87%	to	4.79%
2004	22,427	$10.58	to	$12.92	$245,414	1.17%	0.75%	to	2.60%	8.40%	to	10.38%
Fidelity® VIP Contrafund® Portfolio - Service Class 2												
2008	72,902	$5.89	to	$11.12	$656,498	0.94%	0.75%	to	2.60%	-44.18%	to	-43.14%
2007	57,227	$12.58	to	$19.59	$922,587	0.87%	0.75%	to	2.60%	14.18%	to	16.41%
2006	39,889	$10.97	to	$16.87	$561,251	1.09%	0.75%	to	2.60%	8.54%	to	10.61%
2005	20,525	$11.89	to	$15.29	$267,908	0.04%	0.75%	to	2.60%	13.64%	to	15.83%
2004	3,777	$10.75	to	$13.24	$46,859	0.15%	0.75%	to	2.60%	12.23%	to	14.31%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Franklin Small Cap Value Securities Fund - Class 2												
2008	611	$11.40	to	$11.94	$7,246	1.14%	0.75%	to	1.35%	-33.92%	to	-33.50%
2007	479	$17.21	to	$18.00	$8,548	0.71%	0.75%	to	1.35%	-3.75%	to	-3.14%
2006	304	$17.83	to	$18.63	$5,563	0.60%	0.75%	to	1.35%	15.42%	to	16.12%
2005	152	$15.41	to	$16.08	$2,400	0.59%	0.75%	to	1.35%	7.34%	to	7.94%
2004	69	$14.39	to	$14.94	$1,018	0.16%	0.75%	to	1.35%	22.57%	to	22.82%
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class												
2008	17,268	$5.84	to	$12.76	$191,587	-	0.90%	to	2.60%	-47.80%	to	-46.90%
2007	20,249	$11.37	to	$24.03	$431,682	-	0.90%	to	2.60%	7.97%	to	9.88%
2006	21,366	$10.48	to	$22.11	$423,458	-	0.80%	to	2.60%	-0.88%	to	0.96%
2005	23,276	$10.58	to	$21.90	$465,921	-	0.80%	to	2.60%	4.46%	to	6.00%
2004	26,948	$18.17	to	$20.66	$517,639	-	0.80%	to	2.25%	16.85%	to	18.53%
ING AllianceBernstein Mid Cap Growth Portfolio - Service 2 Class												
2008	925	$5.95	to	$12.28	$8,864	-	1.40%	to	2.20%	-47.72%	to	-47.25%
2007	1,039	$11.38	to	$23.28	$18,868	-	1.40%	to	2.20%	8.28%	to	9.14%
2006	1,116	$10.51	to	$21.33	$18,807	-	1.40%	to	2.20%	-0.66%	to	0.19%
2005	986	$10.58	to	$21.29	$17,341	-	1.40%	to	2.20%	4.45%	to	5.14%
2004	680	$10.78	to	$20.25	$12,840	-	1.40%	to	2.10%	17.19%	to	17.66%
ING American Funds Asset Allocation Portfolio												
2008	20,680	$7.13	to	$7.21	$148,369	(e)	0.95%	to	2.60%	(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		
ING American Funds Bond Portfolio												
2008	28,568	$8.77	to	$9.04	$252,168	(e)	0.75%	to	2.60%	(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Funds Growth Portfolio												
2008	181,107	$5.72	to	$9.09	$1,544,265	0.86%	0.75%	to	2.60%	-45.73%	to	-44.72%
2007	156,541	$12.02	to	$16.46	$2,455,766	0.26%	0.75%	to	2.60%	8.83%	to	10.93%
2006	138,030	$10.99	to	$14.87	$1,979,019	0.18%	0.75%	to	2.60%	6.76%	to	8.77%
2005	113,508	$10.57	to	$13.69	$1,516,773	-	0.75%	to	2.60%	12.69%	to	14.48%
2004	72,179	$10.64	to	$11.96	$854,063	0.01%	0.95%	to	2.60%	9.04%	to	10.84%
ING American Funds Growth-Income Portfolio												
2008	127,441	$6.36	to	$8.98	$1,074,885	1.56%	0.75%	to	2.60%	-39.84%	to	-38.66%
2007	114,229	$11.40	to	$14.67	$1,595,008	1.00%	0.75%	to	2.60%	1.81%	to	3.73%
2006	100,590	$11.15	to	$14.17	$1,374,118	0.69%	0.75%	to	2.60%	11.59%	to	13.72%
2005	84,695	$10.10	to	$12.48	$1,031,247	0.35%	0.75%	to	2.60%	2.55%	to	4.26%
2004	55,830	$10.60	to	$11.97	$661,150	0.16%	0.95%	to	2.60%	6.94%	to	8.72%
ING American Funds International Portfolio												
2008	80,618	$5.75	to	$12.94	$953,776	1.98%	0.75%	to	2.60%	-43.93%	to	-42.92%
2007	72,838	$13.49	to	$22.71	$1,548,000	0.88%	0.75%	to	2.60%	16.30%	to	18.47%
2006	58,897	$11.54	to	$19.20	$1,078,309	0.71%	0.75%	to	2.60%	15.21%	to	17.53%
2005	43,010	$10.99	to	$16.38	$683,490	0.49%	0.75%	to	2.60%	17.83%	to	19.82%
2004	23,418	$11.16	to	$13.67	$316,864	0.22%	0.95%	to	2.60%	15.64%	to	17.45%
ING American Funds World Allocation Portfolio - Service Class												
2008	1,447	$9.05	to	$9.09	$13,128	(e)	1.00%	to	2.35%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2008	22	$5.89	to	$5.95	$131	-	0.75%	to	1.35%	-39.71%	to	-39.35%
2007	25	$9.77	to	$9.81	$244	(d)	0.75%	to	1.35%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING BlackRock Large Cap Growth Portfolio - Service Class												
2008	12,227	$6.41	to	$8.22	$94,345	-	0.75%	to	2.60%	-40.61%	to	-39.55%
2007	11,875	$10.92	to	$13.69	$153,507	-	0.75%	to	2.60%	3.98%	to	5.97%
2006	11,782	$10.38	to	$12.92	$145,523	-	0.75%	to	2.60%	4.34%	to	6.25%
2005	12,937	$10.88	to	$12.16	$151,911	-	0.80%	to	2.60%	7.76%	to	9.39%
2004	1,738	$10.69	to	$11.08	$18,861	-	0.90%	to	2.25%	8.64%	to	10.03%
ING BlackRock Large Cap Value Portfolio - Service Class												
2008	3,077	$7.26	to	$9.62	$27,597	0.31%	0.90%	to	2.35%	-36.86%	to	-35.91%
2007	4,072	$11.46	to	$15.01	$57,552	0.41%	0.90%	to	2.60%	1.59%	to	3.33%
2006	5,107	$11.24	to	$14.53	$70,539	0.59%	0.80%	to	2.60%	13.51%	to	15.32%
2005	3,466	$10.53	to	$12.64	$42,124	-	0.80%	to	2.45%	2.92%	to	4.46%
2004	3,468	$11.64	to	$12.10	$40,913	0.27%	0.80%	to	2.25%	8.99%	to	10.53%
ING BlackRock Large Cap Value Portfolio - Service 2 Class												
2008	220	$7.69	to	$11.21	$2,212	0.15%	1.40%	to	2.20%	-36.86%	to	-36.31%
2007	270	$12.18	to	$17.60	$4,303	0.23%	1.40%	to	2.20%	1.84%	to	2.62%
2006	291	$11.96	to	$17.15	$4,559	0.51%	1.40%	to	2.20%	13.69%	to	14.64%
2005	225	$10.52	to	$14.96	$3,132	-	1.40%	to	2.20%	2.92%	to	3.60%
2004	170	$10.63	to	$14.44	$2,421	0.19%	1.40%	to	2.10%	9.33%	to	9.81%
ING Evergreen Health Sciences Portfolio - Service Class												
2008	18,362	$6.98	to	$9.33	$164,749	0.14%	0.90%	to	2.60%	-30.52%	to	-29.35%
2007	16,047	$11.93	to	$13.21	$205,635	0.13%	0.80%	to	2.60%	5.72%	to	7.68%
2006	16,005	$11.22	to	$12.28	$192,226	-	0.80%	to	2.60%	10.88%	to	12.96%
2005	14,969	$10.26	to	$10.96	$160,600	0.01%	0.80%	to	2.60%	7.63%	to	9.37%
2004	2,972	$9.82	to	$9.94	$29,371	(a)	0.95%	to	2.60%		(a)	
ING Evergreen Omega Portfolio - Service Class												
2008	1,030	$8.12	to	$9.47	$8,916	0.14%	0.75%	to	2.55%	-29.38%	to	-28.09%
2007	701	$11.48	to	$13.17	$8,527	0.08%	0.75%	to	2.55%	8.85%	to	10.77%
2006	950	$10.53	to	$11.89	$10,532	-	0.75%	to	2.60%	2.84%	to	4.85%
2005	748	$10.22	to	$11.34	$7,994	-	0.75%	to	2.60%	1.72%	to	2.95%
2004	290	$10.42	to	$10.52	$3,037	(a)	0.95%	to	2.25%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Evergreen Omega Portfolio - Service 2 Class												
2008	94	$8.13	to	$8.74	$802	-	1.40%	to	2.20%	-29.18%	to	-28.65%
2007	109	$11.48	to	$12.25	$1,301	-	1.40%	to	2.20%	9.02%	to	9.87%
2006	122	$10.53	to	$11.15	$1,331	-	1.40%	to	2.20%	3.03%	to	4.01%
2005	91	$10.22	to	$10.72	$961	-	1.40%	to	2.20%	1.63%	to	2.29%
2004	30	$10.43	to	$10.48	$317	(a)	1.40%	to	2.10%		(a)	
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2008	59,892	$6.23	to	$10.82	$581,082	0.72%	0.50%	to	2.60%	-40.75%	to	-39.42%
2007	65,165	$12.21	to	$17.86	$1,061,996	0.15%	0.50%	to	2.60%	11.47%	to	13.53%
2006	43,307	$10.93	to	$15.29	$627,079	-	0.80%	to	2.60%	9.06%	to	11.10%
2005	43,185	$10.18	to	$13.79	$569,837	-	0.80%	to	2.60%	14.35%	to	15.88%
2004	21,954	$11.22	to	$11.90	$252,365	0.13%	0.90%	to	2.25%	21.30%	to	22.93%
ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class												
2008	2,176	$8.54	to	$13.02	$25,387	0.38%	1.40%	to	2.20%	-40.57%	to	-40.14%
2007	2,406	$14.37	to	$21.75	$47,072	0.01%	1.40%	to	2.20%	11.74%	to	12.69%
2006	2,079	$12.86	to	$19.30	$36,090	-	1.40%	to	2.20%	9.35%	to	10.22%
2005	1,777	$11.76	to	$17.51	$28,369	-	1.40%	to	2.20%	14.30%	to	15.12%
2004	666	$11.82	to	$15.21	$9,744	0.22%	1.40%	to	2.10%	21.57%	to	22.07%
ING Focus 5 Portfolio - Service Class												
2008	22,447	$5.76	to	$6.42	$130,749	2.64%	0.75%	to	2.35%	-44.40%	to	-43.67%
2007	9,583	$10.36	to	$10.42	$99,541	(d)	1.00%	to	2.35%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING Franklin Income Portfolio - Service Class												
2008	37,779	$7.10	to	$7.84	$288,417	3.41%	0.95%	to	2.60%	-31.12%	to	-29.89%
2007	31,117	$10.83	to	$11.20	$342,076	1.18%	0.95%	to	2.60%	-0.09%	to	1.64%
2006	14,383	$10.84	to	$11.02	$156,693	(c)	0.95%	to	2.60%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Franklin Income Portfolio - Service 2 Class												
2008	770	$7.52	to	$7.68	$5,852	3.40%	1.40%	to	2.20%	-30.95%	to	-30.43%
2007	824	$10.89	to	$11.04	$9,020	1.27%	1.40%	to	2.20%	0.28%	to	1.10%
2006	268	$10.86	to	$10.92	$2,916	(c)	1.40%	to	2.20%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Franklin Mutual Shares Portfolio - Service Class												
2008	20,205	$6.38	to	$7.35	$146,314	3.71%	0.95%	to	2.60%	-39.44%	to	-38.34%
2007	16,820	$11.79	to	$11.92	$199,485	(d)	0.95%	to	2.60%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING Franklin Templeton Founding Strategy Portfolio - Service Class												
2008	112,503	$5.97	to	$6.81	$684,019	0.13%	0.75%	to	2.60%	-37.36%	to	-36.31%
2007	54,307	$9.53	to	$9.64	$520,590	(d)	0.95%	to	2.60%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING Global Real Estate Portfolio - Service Class												
2008	16,758	$5.69	to	$7.30	$118,550	-	0.75%	to	2.60%	-42.79%	to	-41.83%
2007	11,754	$11.74	to	$12.55	$145,395	3.55%	0.95%	to	2.60%	-9.70%	to	-8.19%
2006	5,601	$12.93	to	$13.67	$76,113	(c)	0.95%	to	2.60%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Global Real Estate Portfolio - Service 2 Class												
2008	239	$7.03	to	$7.18	$1,695	-	1.40%	to	2.20%	-42.61%	to	-42.19%
2007	222	$12.25	to	$12.42	$2,736	3.30%	1.40%	to	2.20%	-9.46%	to	-8.68%
2006	133	$13.53	to	$13.60	$1,807	(c)	1.40%	to	2.20%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Global Resources Portfolio - Service Class												
2008	23,618	$5.92	to	$30.99	$547,001	2.07%	0.80%	to	2.60%	-42.56%	to	-41.47%
2007	20,069	$14.96	to	$52.95	$828,047	0.01%	0.80%	to	2.60%	29.83%	to	32.18%
2006	16,489	$11.47	to	$40.06	$529,809	0.18%	0.80%	to	2.60%	18.24%	to	20.44%
2005	13,480	$13.27	to	$33.26	$373,920	0.72%	0.80%	to	2.60%	34.63%	to	36.65%
2004	8,900	$19.26	to	$24.34	$187,945	0.95%	0.80%	to	2.25%	4.05%	to	5.55%
ING Global Resources Portfolio - Service 2 Class												
2008	1,367	$12.40	to	$19.08	$22,531	1.65%	1.40%	to	2.20%	-42.38%	to	-41.90%
2007	1,436	$21.52	to	$32.84	$41,169	-	1.40%	to	2.20%	30.19%	to	31.20%
2006	1,445	$16.53	to	$25.03	$31,781	0.10%	1.40%	to	2.20%	18.49%	to	19.47%
2005	1,203	$13.95	to	$20.95	$22,547	0.75%	1.40%	to	2.20%	34.72%	to	35.69%
2004	688	$10.54	to	$15.44	$10,201	1.36%	1.40%	to	2.10%	4.23%	to	4.75%
ING International Growth Opportunities Portfolio - Service Class												
2008	7,265	$6.79	to	$8.08	$53,169	1.16%	0.90%	to	2.35%	-53.49%	to	-52.78%
2007	9,113	$14.57	to	$17.11	$142,378	1.13%	0.90%	to	2.35%	15.70%	to	17.35%
2006	11,623	$12.58	to	$14.58	$155,944	1.62%	0.90%	to	2.35%	18.73%	to	20.50%
2005	14,319	$10.59	to	$12.10	$160,706	2.39%	0.90%	to	2.35%	8.06%	to	9.50%
2004	17,199	$9.80	to	$11.15	$177,640	0.92%	0.80%	to	2.25%	14.09%	to	15.78%
ING International Growth Opportunities Portfolio - Service 2 Class												
2008	460	$7.12	to	$10.19	$4,451	1.05%	1.40%	to	2.20%	-53.56%	to	-53.17%
2007	521	$15.33	to	$21.76	$10,823	1.02%	1.40%	to	2.20%	15.70%	to	16.61%
2006	584	$13.25	to	$18.66	$10,449	1.54%	1.40%	to	2.20%	18.73%	to	19.77%
2005	673	$11.16	to	$15.58	$10,090	2.55%	1.40%	to	2.20%	8.00%	to	8.72%
2004	646	$11.37	to	$14.33	$9,037	1.23%	1.40%	to	2.10%	14.35%	to	14.92%
ING Janus Contrarian Portfolio - Service Class												
2008	48,636	$5.19	to	$9.72	$407,973	0.63%	0.90%	to	2.60%	-50.31%	to	-49.44%
2007	46,762	$14.17	to	$19.24	$784,615	-	0.90%	to	2.60%	17.74%	to	19.78%
2006	10,578	$11.99	to	$16.07	$149,666	0.42%	0.90%	to	2.60%	19.84%	to	22.00%
2005	6,969	$11.34	to	$13.19	$81,462	0.06%	0.90%	to	2.60%	12.73%	to	14.58%
2004	6,384	$10.03	to	$11.52	$65,678	-	0.90%	to	2.55%	14.50%	to	16.05%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Janus Contrarian Portfolio - Service 2 Class									
2008	1,646	$8.18 to	$13.56	$18,745	0.42%	1.40% to	2.20%	-50.18% to	-49.78%
2007	1,722	$16.42 to	$27.00	$39,413	-	1.40% to	2.20%	18.13% to	19.10%
2006	370	$13.90 to	$22.67	$7,234	0.34%	1.40% to	2.20%	20.14% to	21.10%
2005	225	$11.57 to	$18.72	$3,755	0.07%	1.40% to	2.20%	13.00% to	13.80%
2004	136	$11.31 to	$16.45	$2,177	-	1.40% to	2.10%	14.73% to	15.28%
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class									
2008	1,298	$11.95 to	$18.85	$20,686	2.26%	1.40% to	2.20%	-52.41% to	-52.04%
2007	1,430	$25.11 to	$39.30	$47,813	0.89%	1.40% to	2.20%	35.15% to	36.32%
2006	1,436	$18.58 to	$28.83	$35,277	0.49%	1.40% to	2.20%	32.71% to	33.78%
2005	1,054	$14.00 to	$21.55	$19,778	0.08%	1.40% to	2.20%	31.71% to	32.62%
2004	467	$11.10 to	$16.25	$7,217	0.63%	1.40% to	2.10%	15.52% to	16.07%
ING JPMorgan Emerging Markets Equity Portfolio - Service Class									
2008	35,629	$4.91 to	$13.05	$414,868	2.61%	0.75% to	2.60%	-52.55% to	-51.67%
2007	35,157	$18.01 to	$27.00	$867,350	0.89%	0.80% to	2.60%	34.89% to	37.40%
2006	27,668	$13.29 to	$19.65	$502,767	0.50%	0.80% to	2.60%	32.26% to	34.68%
2005	22,412	$13.00 to	$14.59	$305,326	0.07%	0.80% to	2.60%	31.85% to	33.73%
2004	14,735	$9.86 to	$10.91	$151,706	0.38%	0.80% to	2.25%	15.05% to	16.81%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class									
2008	13,007	$7.38 to	$10.58	$126,323	0.47%	0.80% to	2.60%	-31.75% to	-30.53%
2007	16,728	$10.76 to	$15.37	$236,387	0.13%	0.80% to	2.60%	-4.25% to	-2.50%
2006	16,274	$11.18 to	$15.92	$239,483	-	0.80% to	2.60%	13.63% to	15.74%
2005	13,753	$10.36 to	$13.89	$177,486	-	0.80% to	2.60%	-13.35% to	1.91%
2004	11,640	$13.63		$158,627	-	0.80% to	2.60%	23.68% to	33.89%
ING JPMorgan Small Cap Core Equity Portfolio - Service 2 Class									
2008	2,792	$7.74 to	$12.15	$30,008	0.28%	1.40% to	2.20%	-31.56% to	-31.04%
2007	3,257	$11.31 to	$17.62	$50,959	-	1.40% to	2.20%	-4.07% to	-3.24%
2006	3,320	$11.79 to	$18.21	$54,102	-	1.40% to	2.20%	13.91% to	14.82%
2005	3,144	$10.35 to	$15.86	$45,409	-	1.40% to	2.20%	1.34% to	2.12%
2004	2,183	$11.93 to	$15.53	$32,610	-	1.40% to	2.10%	23.45% to	24.04%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Value Opportunities Portfolio - Service Class												
2008	2,511	$6.67	to	$7.44	$18,224	2.81%	0.95%	to	2.60%	-41.09%	to	-40.08%
2007	3,402	$11.27	to	$12.42	$41,470	1.38%	0.95%	to	2.60%	-3.73%	to	-2.13%
2006	5,579	$11.65	to	$12.69	$69,946	0.29%	0.95%	to	2.60%	16.95%	to	18.93%
2005	3,843	$10.55	to	$10.67	$40,813	(b)	0.95%	to	2.60%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING JPMorgan Value Opportunities Portfolio - Service 2 Class												
2008	96	$7.08	to	$7.29	$690	2.28%	1.40%	to	2.20%	-40.85%	to	-40.39%
2007	138	$11.97	to	$12.23	$1,674	1.36%	1.40%	to	2.20%	-3.47%	to	-2.70%
2006	137	$12.40	to	$12.57	$1,710	0.61%	1.40%	to	2.20%	17.31%	to	18.25%
2005	81	$10.57	to	$10.63	$864	(b)	1.40%	to	2.20%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Julius Baer Foreign Portfolio - Service Class												
2008	45,525	$5.66	to	$12.36	$499,269	-	0.80%	to	2.60%	-45.12%	to	-44.08%
2007	45,509	$13.89	to	$22.32	$908,393	0.08%	0.80%	to	2.60%	13.41%	to	15.51%
2006	36,012	$12.18	to	$19.50	$630,618	-	0.80%	to	2.60%	25.82%	to	28.14%
2005	25,762	$11.80	to	$15.36	$356,543	0.07%	0.80%	to	2.60%	12.41%	to	14.30%
2004	15,131	$11.44	to	$13.55	$185,592	0.11%	0.90%	to	2.60%	14.85%	to	16.87%
ING Julius Baer Foreign Portfolio - Service 2 Class												
2008	3,270	$9.31	to	$13.44	$38,955	-	1.40%	to	2.20%	-44.98%	to	-44.49%
2007	3,447	$16.92	to	$24.21	$74,247	-	1.40%	to	2.20%	13.71%	to	14.58%
2006	3,419	$14.88	to	$21.13	$64,469	-	1.40%	to	2.20%	26.21%	to	27.29%
2005	2,592	$11.79	to	$16.60	$39,182	0.03%	1.40%	to	2.20%	12.64%	to	13.54%
2004	1,245	$11.47	to	$14.62	$17,516	0.03%	1.40%	to	2.10%	15.58%	to	16.04%
ING Legg Mason Value Portfolio - Service Class												
2008	30,333	$3.88	to	$5.33	$127,052	0.02%	0.75%	to	2.60%	-56.65%	to	-55.79%
2007	36,876	$8.94	to	$12.18	$352,697	-	0.75%	to	2.60%	-8.40%	to	-6.71%
2006	40,578	$9.76	to	$13.19	$419,720	-	0.75%	to	2.60%	3.75%	to	5.71%
2005	40,447	$9.40	to	$12.60	$399,134	-	0.75%	to	2.60%	3.24%	to	5.12%
2004	30,531	$9.10	to	$12.10	$288,326	0.14%	0.90%	to	2.60%	10.98%	to	12.82%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Legg Mason Value Portfolio - Service 2 Class												
2008	1,822	$4.42	to	$5.84	$9,708	-	1.40%	to	2.20%	-56.54%	to	-56.12%
2007	2,078	$10.17	to	$13.31	$25,414	-	1.40%	to	2.20%	-8.21%	to	-7.44%
2006	2,257	$11.08	to	$14.38	$29,989	-	1.40%	to	2.20%	4.04%	to	4.89%
2005	2,121	$10.65	to	$13.71	$27,151	-	1.40%	to	2.20%	3.59%	to	4.34%
2004	1,086	$11.15	to	$13.14	$13,915	0.20%	1.40%	to	2.10%	11.58%	to	12.03%
ING LifeStyle Aggressive Growth Portfolio - Service Class												
2008	94,608	$6.01	to	$8.32	$750,652	1.74%	0.95%	to	2.60%	-43.33%	to	-42.34%
2007	95,413	$11.58	to	$14.43	$1,325,896	0.60%	0.95%	to	2.60%	0.59%	to	2.27%
2006	82,802	$11.48	to	$14.11	$1,135,564	0.15%	0.95%	to	2.60%	15.00%	to	17.00%
2005	56,804	$10.82	to	$12.06	$672,396	0.08%	0.95%	to	2.60%	5.01%	to	6.73%
2004	19,102	$11.17	to	$11.30	$214,566	(a)	0.95%	to	2.60%		(a)	
ING LifeStyle Aggressive Growth Portfolio - Service 2 Class												
2008	342	$7.97	to	$8.21	$2,764	1.55%	1.40%	to	2.20%	-43.15%	to	-42.67%
2007	305	$14.02	to	$14.32	$4,328	0.50%	1.40%	to	2.20%	0.86%	to	1.63%
2006	181	$13.90	to	$14.09	$2,529	(c)	1.40%	to	2.20%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING LifeStyle Conservative Portfolio - Service Class												
2008	16,100	$7.92	to	$7.97	$127,834	(e)	1.00%	to	2.35%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING LifeStyle Growth Portfolio - Service Class												
2008	352,343	$6.46	to	$8.74	$2,923,992	1.78%	0.95%	to	2.60%	-38.23%	to	-37.21%
2007	289,602	$11.44	to	$13.92	$3,874,407	0.92%	0.95%	to	2.60%	1.16%	to	2.96%
2006	207,051	$11.25	to	$13.52	$2,719,322	0.48%	0.95%	to	2.60%	12.43%	to	14.30%
2005	118,288	$10.67	to	$11.83	$1,373,807	0.33%	0.95%	to	2.60%	4.07%	to	5.82%
2004	42,766	$11.05	to	$11.18	$475,452	(a)	0.95%	to	2.60%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING LifeStyle Growth Portfolio - Service 2 Class												
2008	1,132	$8.33	to	$8.58	$9,573	1.60%	1.40%	to	2.20%	-38.11%	to	-37.65%
2007	903	$13.46	to	$13.76	$12,286	1.12%	1.40%	to	2.20%	1.43%	to	2.23%
2006	621	$13.27	to	$13.46	$8,291	(c)	1.40%	to	2.20%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING LifeStyle Moderate Growth Portfolio - Service Class												
2008	281,018	$6.90	to	$9.10	$2,432,730	2.09%	0.95%	to	2.60%	-33.36%	to	-32.19%
2007	228,517	$11.37	to	$13.42	$2,953,955	1.21%	0.95%	to	2.60%	1.94%	to	3.63%
2006	169,362	$11.09	to	$12.95	$2,131,406	0.85%	0.95%	to	2.60%	10.44%	to	12.32%
2005	109,586	$10.52	to	$11.53	$1,239,629	0.62%	0.95%	to	2.60%	3.03%	to	4.82%
2004	41,489	$10.88	to	$11.00	$453,877	(a)	0.95%	to	2.60%		(a)	
ING LifeStyle Moderate Growth Portfolio - Service 2 Class												
2008	1,272	$8.64	to	$8.90	$11,153	2.00%	1.40%	to	2.20%	-33.18%	to	-32.65%
2007	1,247	$12.93	to	$13.22	$16,308	1.24%	1.40%	to	2.20%	2.13%	to	3.04%
2006	407	$12.66	to	$12.83	$5,180	(c)	1.40%	to	2.20%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING LifeStyle Moderate Portfolio - Service Class												
2008	154,557	$7.40	to	$9.54	$1,401,406	2.14%	0.95%	to	2.60%	-27.90%	to	-26.67%
2007	102,978	$11.24	to	$13.01	$1,290,614	1.49%	0.95%	to	2.60%	2.26%	to	4.00%
2006	74,241	$10.93	to	$12.51	$903,677	1.07%	0.95%	to	2.60%	8.53%	to	10.41%
2005	46,302	$10.43	to	$11.33	$515,732	0.84%	0.95%	to	2.60%	2.61%	to	4.33%
2004	19,609	$10.74	to	$10.86	$211,827	(a)	0.95%	to	2.60%		(a)	
ING LifeStyle Moderate Portfolio - Service 2 Class												
2008	1,235	$9.03	to	$9.30	$11,314	2.40%	1.40%	to	2.20%	-27.70%	to	-27.17%
2007	1,078	$12.49	to	$12.77	$13,609	1.56%	1.40%	to	2.20%	2.38%	to	3.32%
2006	629	$12.20	to	$12.36	$7,718	(c)	1.40%	to	2.20%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Limited Maturity Bond Portfolio - Service Class												
2008	6,346	$9.94	to	$25.73	$130,395	6.53%	0.50%	to	2.25%	-2.48%	to	-0.73%
2007	8,412	$10.17	to	$25.92	$176,466	1.99%	0.50%	to	2.25%	3.35%	to	5.24%
2006	10,711	$18.26	to	$24.63	$216,291	3.51%	0.50%	to	2.25%	1.53%	to	3.31%
2005	13,640	$17.66	to	$23.84	$269,644	4.59%	0.50%	to	2.25%	-0.67%	to	1.10%
2004	18,084	$17.78	to	$23.58	$357,305	4.19%	0.50%	to	2.25%	-0.89%	to	0.90%
ING Liquid Assets Portfolio - Service Class												
2008	150,409	$10.01	to	$19.49	$2,331,467	2.26%	0.75%	to	2.60%	-0.19%	to	1.67%
2007	68,096	$10.32	to	$19.17	$1,050,018	4.98%	0.75%	to	2.60%	2.18%	to	4.18%
2006	46,163	$10.10	to	$18.40	$710,117	5.15%	0.75%	to	2.60%	1.92%	to	3.84%
2005	38,622	$9.89	to	$17.72	$582,359	3.06%	0.75%	to	2.60%	0.15%	to	2.01%
2004	41,260	$9.83	to	$17.37	$618,281	1.05%	0.75%	to	2.60%	-1.66%	to	0.17%
ING Liquid Assets Portfolio - Service 2 Class												
2008	5,349	$10.40	to	$10.70	$56,288	2.09%	1.40%	to	2.20%	0.10%	to	0.85%
2007	2,311	$10.36	to	$10.64	$24,213	4.67%	1.40%	to	2.20%	2.44%	to	3.31%
2006	1,518	$10.07	to	$10.34	$15,430	4.99%	1.40%	to	2.20%	2.29%	to	3.11%
2005	1,143	$9.81	to	$10.08	$11,307	3.20%	1.40%	to	2.20%	0.40%	to	1.22%
2004	970	$9.74	to	$9.91	$9,497	1.14%	1.40%	to	2.10%	-1.12%	to	-0.61%
ING Lord Abbett Affiliated Portfolio - Service Class												
2008	6,883	$7.23	to	$9.55	$58,611	2.38%	0.90%	to	2.60%	-38.24%	to	-37.15%
2007	8,922	$11.58	to	$15.21	$122,006	1.66%	0.90%	to	2.60%	1.44%	to	3.19%
2006	11,650	$11.28	to	$14.74	$155,652	0.80%	0.90%	to	2.60%	14.60%	to	16.57%
2005	10,892	$10.40	to	$12.66	$126,090	1.17%	0.90%	to	2.55%	2.87%	to	4.54%
2004	13,023	$10.85	to	$12.11	$145,322	0.65%	0.90%	to	2.55%	7.43%	to	9.01%
ING Lord Abbett Affiliated Portfolio - Service 2 Class												
2008	200	$7.53	to	$10.51	$1,892	2.29%	1.40%	to	2.20%	-38.02%	to	-37.55%
2007	225	$12.15	to	$16.83	$3,428	1.63%	1.40%	to	2.20%	1.76%	to	2.56%
2006	245	$11.94	to	$16.41	$3,685	0.83%	1.40%	to	2.20%	14.70%	to	15.73%
2005	208	$10.41	to	$14.18	$2,804	1.27%	1.40%	to	2.20%	3.15%	to	3.89%
2004	144	$10.46	to	$13.65	$1,920	0.82%	1.40%	to	2.10%	7.66%	to	8.25%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Marsico Growth Portfolio - Service Class												
2008	37,553	$6.17	to	$12.13	$397,436	0.52%	0.80%	to	2.60%	-41.84%	to	-40.80%
2007	41,695	$12.20	to	$20.49	$758,194	-	0.80%	to	2.60%	11.21%	to	13.20%
2006	44,891	$10.86	to	$18.69	$732,265	-	0.50%	to	2.60%	2.22%	to	4.41%
2005	51,436	$10.77	to	$17.90	$818,414	-	0.50%	to	2.60%	6.08%	to	8.35%
2004	54,430	$11.02	to	$16.52	$813,432	-	0.50%	to	2.60%	9.95%	to	11.92%
ING Marsico Growth Portfolio - Service 2 Class												
2008	1,535	$7.17	to	$10.36	$14,277	0.32%	1.40%	to	2.20%	-41.75%	to	-41.24%
2007	1,666	$12.31	to	$17.63	$26,446	-	1.40%	to	2.20%	11.50%	to	12.44%
2006	1,736	$11.04	to	$15.68	$24,784	-	1.40%	to	2.20%	2.51%	to	3.29%
2005	1,600	$10.77	to	$15.18	$22,546	-	1.40%	to	2.20%	6.47%	to	7.20%
2004	1,088	$10.98	to	$14.16	$15,095	-	1.40%	to	2.10%	10.23%	to	10.72%
ING Marsico International Opportunities Portfolio -												
Service Class												
2008	18,200	$5.23	to	$9.16	$160,191	1.13%	0.75%	to	2.60%	-50.83%	to	-49.95%
2007	16,499	$14.26	to	$18.30	$294,956	0.87%	0.90%	to	2.60%	17.41%	to	19.53%
2006	11,871	$12.08	to	$15.31	$179,220	0.03%	0.90%	to	2.60%	20.78%	to	22.89%
2005	10,005	$12.32	to	$12.46	$123,938	(b)	0.90%	to	2.60%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING MFS Total Return Portfolio - Service Class												
2008	38,189	$7.77	to	$24.27	$740,739	5.93%	0.50%	to	2.60%	-24.37%	to	-22.73%
2007	43,202	$10.21	to	$31.41	$1,114,781	2.83%	0.50%	to	2.60%	1.28%	to	3.49%
2006	48,171	$11.08	to	$30.35	$1,227,770	2.28%	0.50%	to	2.60%	9.10%	to	11.38%
2005	53,957	$10.15	to	$27.25	$1,266,332	2.23%	0.50%	to	2.60%	0.19%	to	2.37%
2004	54,357	$10.75	to	$26.62	$1,280,878	1.88%	0.50%	to	2.60%	8.30%	to	10.59%
ING MFS Total Return Portfolio - Service 2 Class												
2008	3,225	$8.55	to	$11.03	$32,705	5.67%	1.40%	to	2.20%	-24.13%	to	-23.51%
2007	3,710	$11.27	to	$14.42	$49,366	2.89%	1.40%	to	2.20%	1.53%	to	2.35%
2006	4,025	$11.10	to	$14.09	$52,787	2.19%	1.40%	to	2.20%	9.36%	to	10.25%
2005	4,017	$10.15	to	$12.78	$48,425	2.28%	1.40%	to	2.20%	0.47%	to	1.27%
2004	2,842	$10.70	to	$12.62	$35,147	2.53%	1.40%	to	2.10%	8.99%	to	9.45%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MFS Utilities Portfolio - Service Class												
2008	31,245	$6.19	to	$11.55	$347,825	3.74%	0.75%	to	2.60%	-39.34%	to	-38.27%
2007	27,331	$15.42	to	$18.71	$499,704	0.74%	0.80%	to	2.60%	24.10%	to	26.38%
2006	18,136	$12.35	to	$14.82	$264,982	0.08%	0.80%	to	2.60%	27.43%	to	29.83%
2005	13,290	$10.19	to	$11.44	$151,085	(b)	0.80%	to	2.60%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Multi-Manager International Small Cap Portfolio - Class S												
2008	494	$5.31	to	$5.36	$2,636	(e)	0.95%	to	2.35%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Oppenheimer Active Asset Allocation Portfolio - Service Class												
2008	412	$8.41	to	$8.45	$3,471	(e)	1.15%	to	2.35%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Oppenheimer Main Street Portfolio® - Service Class												
2008	13,533	$6.46	to	$16.32	$195,464	2.54%	0.90%	to	2.60%	-40.24%	to	-39.26%
2007	15,714	$11.63	to	$27.22	$379,304	0.99%	0.80%	to	2.60%	1.54%	to	3.42%
2006	18,452	$11.35	to	$26.32	$435,688	1.03%	0.80%	to	2.60%	11.96%	to	13.99%
2005	21,352	$10.44	to	$23.09	$447,401	0.92%	0.80%	to	2.60%	3.05%	to	4.91%
2004	24,115	$10.85	to	$22.01	$487,638	0.79%	0.80%	to	2.55%	10.00%	to	11.95%
ING Oppenheimer Main Street Portfolio® - Service 2 Class												
2008	298	$7.14	to	$9.66	$2,633	2.30%	1.40%	to	2.20%	-40.10%	to	-39.66%
2007	330	$11.92	to	$16.01	$4,861	0.94%	1.40%	to	2.20%	1.79%	to	2.63%
2006	356	$11.71	to	$15.60	$5,158	1.06%	1.40%	to	2.20%	12.27%	to	13.21%
2005	336	$10.43	to	$13.78	$4,350	0.91%	1.40%	to	2.20%	3.36%	to	4.08%
2004	219	$10.73	to	$13.24	$2,848	1.04%	1.40%	to	2.10%	10.64%	to	11.08%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING PIMCO Core Bond Portfolio - Service Class												
2008	146,635	$10.05	to	$17.10	$2,112,274	3.67%	0.75%	to	2.60%	1.54%	to	3.45%
2007	67,225	$10.85	to	$16.53	$963,329	2.80%	0.75%	to	2.60%	6.15%	to	8.18%
2006	46,467	$10.19	to	$15.28	$629,159	2.44%	0.75%	to	2.60%	1.66%	to	3.54%
2005	46,819	$10.01	to	$14.76	$619,526	3.52%	0.75%	to	2.60%	-0.19%	to	1.72%
2004	44,134	$10.26	to	$14.51	$581,595	2.76%	0.75%	to	2.60%	2.21%	to	4.09%
ING PIMCO Core Bond Portfolio - Service 2 Class												
2008	5,145	$11.03	to	$12.46	$61,403	3.17%	1.40%	to	2.20%	1.66%	to	2.64%
2007	4,084	$10.85	to	$12.14	$47,659	3.23%	1.40%	to	2.20%	6.37%	to	7.24%
2006	3,836	$10.20	to	$11.32	$41,970	2.47%	1.40%	to	2.20%	2.00%	to	2.82%
2005	3,333	$10.00	to	$11.01	$35,739	3.46%	1.40%	to	2.20%	0.20%	to	0.82%
2004	2,587	$10.03	to	$10.92	$27,855	3.26%	1.40%	to	2.10%	2.95%	to	3.31%
ING PIMCO High Yield Portfolio - Service Class												
2008	35,884	$7.65	to	$9.76	$326,164	8.81%	0.50%	to	2.60%	-24.50%	to	-22.89%
2007	48,061	$10.74	to	$12.70	$574,507	6.90%	0.50%	to	2.60%	0.17%	to	2.37%
2006	54,855	$10.86	to	$12.45	$649,202	6.60%	0.50%	to	2.60%	6.14%	to	8.41%
2005	56,422	$10.21	to	$11.52	$624,247	6.59%	0.50%	to	2.60%	1.58%	to	3.76%
2004	60,645	$10.73	to	$11.13	$654,861	(a)	0.50%	to	2.60%		(a)	
ING Pioneer Fund Portfolio - Service Class												
2008	5,490	$6.83	to	$8.63	$45,727	2.81%	0.75%	to	2.60%	-36.39%	to	-35.26%
2007	6,910	$11.59	to	$13.33	$89,772	1.01%	0.75%	to	2.60%	2.26%	to	4.30%
2006	7,815	$12.39	to	$12.78	$98,275	-	0.75%	to	2.60%	13.77%	to	15.87%
2005	7,507	$10.89	to	$11.03	$82,253	(b)	0.75%	to	2.60%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Pioneer Mid Cap Value Portfolio - Service Class												
2008	60,375	$6.88	to	$8.48	$494,199	1.66%	0.75%	to	2.60%	-34.81%	to	-33.65%
2007	52,138	$11.64	to	$12.78	$648,885	0.53%	0.75%	to	2.60%	2.70%	to	4.75%
2006	52,297	$11.19	to	$12.20	$627,662	0.19%	0.75%	to	2.60%	9.44%	to	11.52%
2005	54,549	$10.04	to	$10.94	$592,996	(b)	0.75%	to	2.60%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2008	75,307	$7.26	to	$39.50	$1,962,032	4.41%	0.75%	to	2.60%	-29.40%	to	-28.10%
2007	70,829	$10.22	to	$54.94	$2,706,874	1.81%	0.80%	to	2.60%	1.64%	to	3.56%
2006	65,649	$11.17	to	$53.05	$2,587,523	1.18%	0.80%	to	2.60%	11.64%	to	13.72%
2005	59,970	$10.68	to	$46.65	$2,239,487	1.30%	0.80%	to	2.60%	5.33%	to	6.87%
2004	49,150	$34.53	to	$43.65	$1,866,804	1.12%	0.80%	to	2.25%	13.96%	to	15.69%
ING T. Rowe Price Capital Appreciation Portfolio - Service 2 Class												
2008	6,234	$8.62	to	$12.44	$69,529	3.87%	1.40%	to	2.20%	-29.23%	to	-28.63%
2007	7,127	$12.18	to	$17.43	$111,811	1.70%	1.40%	to	2.20%	1.92%	to	2.77%
2006	7,567	$11.95	to	$16.96	$115,607	1.16%	1.40%	to	2.20%	12.00%	to	12.92%
2005	6,643	$10.67	to	$15.02	$91,512	1.33%	1.40%	to	2.20%	5.34%	to	6.08%
2004	4,029	$11.24	to	$14.16	$55,427	1.53%	1.40%	to	2.10%	14.27%	to	14.84%
ING T. Rowe Price Equity Income Portfolio - Service Class												
2008	28,972	$6.65	to	$26.53	$553,960	4.20%	0.50%	to	2.60%	-37.39%	to	-36.01%
2007	30,810	$11.55	to	$41.46	$945,504	1.39%	0.50%	to	2.60%	0.39%	to	2.52%
2006	33,077	$12.03	to	$40.44	$1,025,488	1.30%	0.50%	to	2.60%	15.98%	to	18.52%
2005	34,766	$10.34	to	$34.12	$940,116	1.16%	0.50%	to	2.60%	1.18%	to	3.39%
2004	33,622	$11.01	to	$33.00	$916,190	0.96%	0.50%	to	2.60%	12.27%	to	14.31%
ING T. Rowe Price Equity Income Portfolio - Service 2 Class												
2008	2,064	$7.60	to	$10.56	$20,160	3.93%	1.40%	to	2.20%	-37.24%	to	-36.69%
2007	2,243	$12.11	to	$16.68	$34,714	1.32%	1.40%	to	2.20%	0.67%	to	1.52%
2006	2,374	$12.03	to	$16.43	$36,444	1.32%	1.40%	to	2.20%	16.34%	to	17.27%
2005	2,369	$10.34	to	$14.01	$31,279	1.12%	1.40%	to	2.20%	1.62%	to	2.26%
2004	1,728	$11.12	to	$13.70	$23,091	1.17%	1.40%	to	2.10%	12.45%	to	13.04%
ING Templeton Global Growth Portfolio - Service Class												
2008	16,433	$6.13	to	$17.52	$234,440	1.02%	0.80%	to	2.60%	-41.26%	to	-40.14%
2007	18,291	$11.69	to	$30.60	$448,072	1.03%	0.50%	to	2.60%	-0.30%	to	1.90%
2006	18,750	$11.67	to	$30.03	$466,167	0.89%	0.50%	to	2.60%	19.00%	to	21.33%
2005	17,674	$11.00	to	$24.75	$373,570	0.70%	0.50%	to	2.40%	7.40%	to	9.32%
2004	19,426	$18.24	to	$22.64	$383,093	0.47%	0.50%	to	2.25%	8.44%	to	10.39%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Global Growth Portfolio - Service 2 Class												
2008	357	$7.72	to	$11.69	$3,738	0.71%	1.40%	to	2.20%	-41.07%	to	-40.60%
2007	464	$13.10	to	$19.68	$8,169	0.90%	1.40%	to	2.20%	0.00%	to	0.87%
2006	481	$13.10	to	$19.51	$8,479	0.84%	1.40%	to	2.20%	19.09%	to	20.06%
2005	429	$11.00	to	$16.25	$6,469	0.75%	1.40%	to	2.20%	7.47%	to	8.20%
2004	328	$10.71	to	$15.02	$4,767	0.79%	1.40%	to	2.10%	8.63%	to	9.16%
ING Van Kampen Capital Growth Portfolio - Service Class												
2008	16,083	$5.33	to	$7.88	$110,837	0.06%	0.75%	to	2.60%	-50.63%	to	-49.79%
2007	3,923	$13.09	to	$15.70	$54,233	-	0.90%	to	2.60%	18.10%	to	20.20%
2006	4,859	$10.97	to	$13.07	$56,357	-	0.80%	to	2.60%	1.44%	to	3.17%
2005	5,371	$11.09	to	$12.68	$60,887	0.30%	0.80%	to	2.60%	12.47%	to	13.98%
2004	4,030	$9.86	to	$10.23	$40,329	-	0.90%	to	2.25%	4.89%	to	6.34%
ING Van Kampen Capital Growth Portfolio - Service 2 Class												
2008	1	$8.34	to	$8.39	$12	-	1.75%	to	1.85%	-50.30%	to	-50.27%
2007	890	$13.72	to	$17.19	$14,455	-	1.40%	to	2.20%	18.28%	to	19.38%
2006	980	$11.60	to	$14.40	$13,405	-	1.40%	to	2.20%	1.67%	to	2.42%
2005	949	$11.41	to	$14.06	$12,815	0.24%	1.40%	to	2.20%	12.61%	to	13.39%
2004	808	$10.55	to	$12.40	$9,811	-	1.40%	to	2.10%	5.05%	to	5.53%
ING Van Kampen Global Franchise Portfolio - Service Class												
2008	18,444	$7.11	to	$12.74	$215,647	1.99%	0.80%	to	2.60%	-30.39%	to	-29.14%
2007	20,324	$12.28	to	$17.98	$339,631	-	0.80%	to	2.60%	6.81%	to	8.84%
2006	19,786	$11.43	to	$16.52	$308,178	1.62%	0.80%	to	2.60%	18.18%	to	20.32%
2005	16,288	$10.56	to	$13.73	$213,710	0.22%	0.80%	to	2.60%	8.87%	to	10.46%
2004	9,665	$11.95	to	$12.43	$117,208	-	0.80%	to	2.25%	10.14%	to	11.78%
ING Van Kampen Global Franchise Portfolio - Service 2 Class												
2008	4,476	$9.83	to	$13.05	$53,281	1.77%	1.40%	to	2.20%	-30.23%	to	-29.65%
2007	5,104	$14.09	to	$18.55	$86,794	-	1.40%	to	2.20%	7.15%	to	8.04%
2006	5,309	$13.15	to	$17.17	$84,046	1.67%	1.40%	to	2.20%	18.47%	to	19.44%
2005	4,920	$11.10	to	$14.38	$66,237	0.14%	1.40%	to	2.20%	8.82%	to	9.69%
2004	3,118	$10.89	to	$13.11	$39,831	-	1.40%	to	2.10%	10.47%	to	10.92%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class												
2008	318	$8.54	to	$8.58	$2,725	(e)	1.15%	to	2.35%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Van Kampen Growth and Income Portfolio - Service Class												
2008	21,955	$6.85	to	$24.84	$428,956	3.75%	0.50%	to	2.60%	-34.00%	to	-32.55%
2007	24,948	$11.42	to	$36.83	$739,205	1.52%	0.50%	to	2.60%	-0.08%	to	2.08%
2006	28,474	$11.39	to	$36.08	$851,385	1.15%	0.50%	to	2.60%	13.07%	to	15.42%
2005	29,601	$10.97	to	$31.26	$791,655	1.01%	0.50%	to	2.55%	7.61%	to	9.53%
2004	30,700	$23.39	to	$28.54	$772,796	0.96%	0.50%	to	2.25%	11.54%	to	13.52%
ING Van Kampen Growth and Income Portfolio - Service 2 Class												
2008	4,227	$8.23	to	$11.55	$44,662	3.49%	1.40%	to	2.20%	-33.84%	to	-33.24%
2007	4,845	$12.44	to	$17.30	$77,095	1.37%	1.40%	to	2.20%	0.16%	to	0.99%
2006	5,087	$12.42	to	$17.13	$80,594	1.05%	1.40%	to	2.20%	13.32%	to	14.20%
2005	4,997	$10.96	to	$15.00	$70,383	1.00%	1.40%	to	2.20%	7.63%	to	8.32%
2004	3,963	$11.01	to	$13.85	$53,331	1.39%	1.40%	to	2.10%	11.84%	to	12.33%
ING Van Kampen Real Estate Portfolio - Service Class												
2008	8,954	$5.97	to	$47.60	$270,838	1.26%	0.50%	to	2.60%	-40.10%	to	-38.82%
2007	11,227	$9.92	to	$77.80	$578,834	1.18%	0.50%	to	2.60%	-19.87%	to	-18.16%
2006	14,683	$12.29	to	$95.06	$970,402	1.16%	0.50%	to	2.60%	34.09%	to	36.95%
2005	13,345	$11.63	to	$69.41	$683,995	1.06%	0.50%	to	2.60%	13.76%	to	16.21%
2004	11,459	$13.59	to	$59.73	$557,477	1.55%	0.50%	to	2.60%	34.69%	to	37.06%
ING Van Kampen Real Estate Portfolio - Service 2 Class												
2008	1,378	$7.54	to	$13.51	$15,856	1.08%	1.40%	to	2.20%	-39.97%	to	-39.44%
2007	1,592	$12.56	to	$22.31	$30,569	1.05%	1.40%	to	2.20%	-19.69%	to	-19.02%
2006	1,706	$15.64	to	$27.55	$40,981	1.18%	1.40%	to	2.20%	34.36%	to	35.51%
2005	1,604	$11.64	to	$20.33	$28,990	1.02%	1.40%	to	2.20%	14.13%	to	14.92%
2004	1,043	$12.60	to	$17.69	$17,799	1.90%	1.40%	to	2.10%	35.03%	to	35.76%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Index Plus International Equity Portfolio - Service Class												
2008	2,429	$5.93	to	$7.64	$17,249	6.05%	0.75%	to	2.60%	-45.28%	to	-44.22%
2007	3,153	$10.77	to	$13.71	$41,029	-	0.75%	to	2.60%	5.33%	to	7.40%
2006	2,596	$10.91	to	$12.80	$32,572	1.87%	0.75%	to	2.60%	22.00%	to	23.81%
2005	23	$10.32	to	$10.33	$240	(b)	0.95%	to	2.35%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING VP Index Plus International Equity Portfolio - Service 2 Class												
2008	39	$7.22	to	$7.40	$284	4.98%	1.40%	to	2.20%	-45.14%	to	-44.73%
2007	60	$13.16	to	$13.39	$800	-	1.40%	to	2.20%	5.62%	to	6.52%
2006	55	$12.46	to	$12.57	$688	(c)	1.40%	to	2.20%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class												
2008	924	$6.95	to	$7.33	$6,594	0.84%	0.90%	to	2.35%	-34.33%	to	-33.36%
2007	1,325	$10.43	to	$11.00	$14,310	-	0.90%	to	2.35%	-6.00%	to	-4.51%
2006	2,157	$10.94	to	$11.52	$24,614	0.54%	0.90%	to	2.60%	16.79%	to	17.90%
2005	7	$9.71	to	$9.72	$71	(b)	1.40%	to	2.35%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Wells Fargo Small Cap Disciplined Portfolio - Service 2 Class												
2008	52	$7.01	to	$7.19	$369	0.79%	1.40%	to	2.20%	-34.30%	to	-33.79%
2007	60	$10.67	to	$10.86	$641	-	1.40%	to	2.20%	-5.99%	to	-5.15%
2006	115	$11.35	to	$11.45	$1,313	(c)	1.40%	to	2.20%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Diversified International Fund - Class R												
2008	29	$6.27	to	$6.35	$182	7.24%	0.75%	to	1.35%	-46.77%	to	-46.46%
2007	34	$11.78	to	$11.86	$398	2.53%	0.75%	to	1.35%	10.40%	to	10.67%
2006	7	$10.67	to	$10.68	$76	(c)	1.00%	to	1.35%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Century Large Company Value Portfolio - Service Class												
2008	44	$7.65	to	$9.07	$385	14.69%	0.75%	to	1.35%	-37.85%	to	-37.48%
2007	39	$12.28	to	$14.54	$527	1.38%	0.75%	to	1.35%	-3.31%	to	-2.79%
2006	56	$12.67	to	$14.99	$775	0.26%	0.75%	to	1.35%	17.73%	to	18.46%
2005	57	$10.80	to	$12.69	$681	1.30%	0.75%	to	1.35%	-0.16%	to	0.46%
2004	57	$10.72	to	$12.66	$651	0.99%	0.75%	to	1.35%	8.70%	to	9.27%
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2008	34	$11.17	to	$12.12	$404	0.87%	0.75%	to	1.35%	-27.54%	to	-27.11%
2007	32	$15.35	to	$16.66	$519	0.53%	0.75%	to	1.35%	-4.20%	to	-3.60%
2006	36	$15.96	to	$17.34	$611	0.02%	0.75%	to	1.35%	13.90%	to	14.58%
2005	33	$13.96	to	$15.17	$483	0.19%	0.75%	to	1.35%	6.56%	to	7.00%
2004	29	$13.07	to	$14.21	$389	0.36%	0.75%	to	1.20%	19.88%	to	20.44%
ING Baron Small Cap Growth Portfolio - Service Class												
2008	23,371	$6.17	to	$10.97	$177,288	-	0.75%	to	2.60%	-42.81%	to	-41.71%
2007	18,283	$11.41	to	$18.82	$240,630	-	0.75%	to	2.60%	3.35%	to	5.32%
2006	11,736	$11.00	to	$17.87	$147,898	-	0.75%	to	2.60%	12.27%	to	14.40%
2005	5,940	$10.91	to	$15.62	$66,027	-	0.75%	to	2.60%	5.94%	to	6.55%
2004	99	$14.49	to	$14.66	$1,448	-	0.75%	to	1.35%	26.22%	to	27.04%
ING Columbia Small Cap Value II Portfolio - Service Class												
2008	20,680	$6.42	to	$7.36	$136,090	0.10%	0.95%	to	2.60%	-35.80%	to	-34.69%
2007	14,188	$10.00	to	$11.27	$144,098	0.12%	0.95%	to	2.60%	0.30%	to	2.08%
2006	7,129	$9.97	to	$11.06	$71,511	(c)	0.95%	to	2.60%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Davis New York Venture Portfolio - Service Class												
2008	27,384	$6.28	to	$9.15	$185,900	0.86%	0.75%	to	2.60%	-40.84%	to	-39.67%
2007	16,069	$11.14	to	$15.21	$182,872	0.26%	0.75%	to	2.60%	1.46%	to	3.31%
2006	8,295	$10.98	to	$14.75	$92,112	0.01%	0.75%	to	2.60%	11.41%	to	13.07%
2005	210	$9.90	to	$13.09	$2,221	-	0.75%	to	2.20%	2.53%	to	3.05%
2004	69	$11.07	to	$12.72	$809	-	0.75%	to	1.35%	6.93%	to	7.63%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2008	3,989	$6.86	to	$11.95	$35,664	2.75%	0.75%	to	2.55%	-34.77%	to	-33.54%
2007	1,393	$13.50	to	$17.98	$23,165	0.56%	0.75%	to	2.60%	-0.37%	to	1.58%
2006	1,576	$13.55	to	$17.70	$25,829	-	0.75%	to	2.60%	13.48%	to	15.61%
2005	1,732	$11.93	to	$15.31	$24,632	0.29%	0.75%	to	2.60%	5.66%	to	7.74%
2004	1,575	$11.25	to	$14.21	$21,149	0.22%	0.75%	to	2.60%	17.53%	to	19.61%
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class												
2008	10,153	$6.28	to	$8.23	$79,359	-	0.75%	to	2.55%	-40.88%	to	-39.75%
2007	11,590	$10.62	to	$13.69	$152,199	-	0.75%	to	2.60%	-4.49%	to	-2.68%
2006	12,234	$11.97	to	$14.09	$166,845	-	0.75%	to	2.60%	7.21%	to	9.18%
2005	12,230	$11.15	to	$12.93	$154,616	-	0.75%	to	2.60%	8.29%	to	10.14%
2004	9,733	$10.37	to	$11.74	$113,031	-	0.95%	to	2.60%	6.69%	to	8.40%
ING Neuberger Berman Partners Portfolio - Service Class												
2008	11,084	$5.15	to	$5.96	$58,327	-	0.80%	to	2.45%	-52.49%	to	-51.73%
2007	13,554	$10.70	to	$12.36	$148,883	0.23%	0.80%	to	2.60%	5.77%	to	7.75%
2006	17,001	$9.94	to	$11.49	$174,800	(c)	0.80%	to	2.60%	(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		
ING Oppenheimer Global Portfolio - Initial Class												
2008	762	$8.38	to	$8.85	$6,611	2.25%	0.75%	to	2.20%	-41.64%	to	-40.76%
2007	972	$14.20	to	$14.94	$14,307	1.09%	0.75%	to	2.60%	3.80%	to	5.81%
2006	1,210	$13.68	to	$14.12	$16,934	0.07%	0.75%	to	2.60%	14.95%	to	17.08%
2005	1,523	$11.90	to	$12.06	$18,307	(b)	0.75%	to	2.60%	(b)		
2004	(b)	(b)			(b)	(b)	(b)			(b)		
ING Oppenheimer Global Portfolio - Service Class												
2008	11,877	$6.16	to	$10.97	$105,333	2.45%	0.75%	to	2.60%	-42.04%	to	-40.94%
2007	10,498	$12.05	to	$18.62	$160,036	0.96%	0.75%	to	2.60%	3.55%	to	5.56%
2006	7,433	$11.61	to	$17.69	$108,798	0.07%	0.75%	to	2.60%	14.56%	to	16.69%
2005	2,571	$11.89	to	$15.19	$32,615	1.19%	0.75%	to	2.60%	10.32%	to	12.43%
2004	250	$10.88	to	$13.54	$3,060	-	0.75%	to	2.60%	12.08%	to	14.19%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Strategic Income Portfolio - Service Class												
2008	914	$9.58	to	$9.80	$8,886	6.50%	0.75%	to	1.35%	-16.91%	to	-16.38%
2007	862	$11.53	to	$11.72	$10,045	4.43%	0.75%	to	1.35%	7.16%	to	7.82%
2006	384	$10.76	to	$10.87	$4,165	0.12%	0.75%	to	1.35%	6.75%	to	7.41%
2005	306	$10.08	to	$10.12	$3,093	(b)	0.75%	to	1.35%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING PIMCO Total Return Portfolio - Service Class												
2008	713	$11.54	to	$12.94	$8,589	5.66%	0.75%	to	1.35%	-1.54%	to	-0.92%
2007	386	$11.72	to	$13.06	$4,744	3.24%	0.75%	to	1.35%	7.92%	to	8.56%
2006	259	$10.86	to	$12.03	$2,982	1.65%	0.75%	to	1.35%	2.55%	to	3.26%
2005	247	$10.59	to	$11.65	$2,776	1.55%	0.75%	to	1.35%	0.76%	to	1.30%
2004	191	$10.51	to	$11.50	$2,116	-	0.75%	to	1.35%	2.94%	to	3.51%
ING Solution 2015 Portfolio - Service Class												
2008	1,280	$8.68	to	$8.88	$11,249	1.89%	0.75%	to	1.35%	-27.91%	to	-27.39%
2007	766	$12.04	to	$12.23	$9,290	0.51%	0.75%	to	1.35%	3.26%	to	3.82%
2006	278	$11.66	to	$11.78	$3,262	0.13%	0.75%	to	1.35%	9.54%	to	9.89%
2005	34	$10.69	to	$10.72	$363	(b)	0.75%	to	1.10%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Solution 2025 Portfolio - Service Class												
2008	1,108	$8.15	to	$8.34	$9,138	1.46%	0.75%	to	1.35%	-34.80%	to	-34.33%
2007	516	$12.50	to	$12.70	$6,508	0.38%	0.75%	to	1.35%	3.22%	to	3.84%
2006	207	$12.11	to	$12.23	$2,527	0.07%	0.75%	to	1.35%		11.79%	
2005	4		$10.94		$47	(b)		0.75%			(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Solution 2035 Portfolio - Service Class												
2008	980	$8.04	to	$8.22	$7,954	1.64%	0.75%	to	1.35%	-37.82%	to	-37.44%
2007	595	$12.93	to	$13.14	$7,753	0.41%	0.75%	to	1.35%	3.86%	to	4.45%
2006	126	$12.45	to	$12.58	$1,583	0.10%	0.75%	to	1.35%	13.00%	to	13.33%
2005	2	$11.08	to	$11.10	$19	(b)	0.75%	to	1.00%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2045 Portfolio - Service Class												
2008	153	$7.92	to	$8.10	$1,225	1.36%	0.75%	to	1.35%	-40.67%	to	-40.27%
2007	84	$13.35	to	$13.56	$1,135	0.14%	0.75%	to	1.35%	4.52%	to	4.95%
2006	24	$12.82	to	$12.92	$312	-	0.75%	to	1.20%		13.91%	
2005	-		$11.29		$5	(b)		1.00%			(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Solution Income Portfolio - Service Class												
2008	581	$9.31	to	$9.52	$5,469	2.11%	0.75%	to	1.35%	-17.76%	to	-17.22%
2007	408	$11.32	to	$11.50	$4,657	0.65%	0.75%	to	1.35%	4.03%	to	4.36%
2006	52	$10.93	to	$11.02	$566	(c)	0.75%	to	1.20%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class												
2008	339	$7.65	to	$9.46	$3,090	0.06%	0.75%	to	1.35%	-44.03%	to	-43.68%
2007	204	$13.63	to	$16.84	$3,215	-	0.75%	to	1.35%	11.42%	to	12.17%
2006	152	$12.20	to	$15.06	$2,030	-	0.75%	to	1.35%	7.51%	to	8.10%
2005	59	$11.39	to	$13.96	$729	-	0.75%	to	1.35%	7.54%	to	8.20%
2004	46	$10.61	to	$12.94	$529	-	0.75%	to	1.35%	7.07%	to	7.72%
ING T. Rowe Price Growth Equity Portfolio - Service Class												
2008	5,066	$5.66	to	$9.09	$30,425	1.09%	0.75%	to	2.60%	-43.72%	to	-42.73%
2007	3,334	$10.10	to	$15.93	$35,823	0.14%	0.75%	to	2.45%	8.14%	to	8.79%
2006	320	$12.30	to	$14.68	$4,288	-	0.75%	to	1.35%	11.54%	to	12.19%
2005	282	$11.01	to	$13.12	$3,308	0.45%	0.75%	to	1.35%	4.50%	to	5.08%
2004	268	$10.51	to	$12.51	$2,982	0.04%	0.75%	to	1.35%	8.43%	to	8.92%
ING Templeton Foreign Equity Portfolio - Service Class												
2008	21,711	$5.97	to	$8.02	$159,726	3.32%	0.75%	to	2.60%	-42.17%	to	-41.17%
2007	8,749	$12.45	to	$13.64	$110,579	1.24%	0.95%	to	2.60%	12.26%	to	14.14%
2006	2,262	$11.09	to	$11.95	$25,226	(c)	0.95%	to	2.60%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Thornburg Value Portfolio - Initial Class												
2008	188	$5.99	to	$8.72	$1,193	0.52%	0.95%	to	2.10%	-41.01%	to	-40.35%
2007	247	$10.15	to	$14.66	$2,633	0.44%	0.95%	to	2.10%	4.98%	to	6.18%
2006	331	$9.34	to	$13.84	$3,324	0.48%	0.95%	to	2.55%	13.90%	to	15.78%
2005	389	$8.20	to	$11.99	$3,383	0.85%	0.95%	to	2.55%	-0.97%	to	0.57%
2004	455	$8.28	to	$11.96	$3,938	0.46%	0.95%	to	2.55%	9.96%	to	11.88%
ING Thornburg Value Portfolio - Service Class												
2008	679	$6.97	to	$9.18	$4,948	0.10%	0.75%	to	2.35%	-41.30%	to	-40.37%
2007	1,107	$11.74	to	$15.42	$13,460	0.75%	0.75%	to	2.35%	4.49%	to	6.20%
2006	592	$11.09	to	$14.56	$6,794	0.02%	0.75%	to	2.35%	15.13%	to	15.68%
2005	27	$9.76	to	$12.62	$277	0.55%	0.75%	to	1.20%	0.08%	to	0.51%
2004	42	$9.71	to	$12.59	$444	0.24%	0.75%	to	1.20%	11.51%	to	11.74%
ING UBS U.S. Large Cap Equity Portfolio - Service Class												
2008	796	$7.16	to	$9.25	$6,145	1.56%	0.75%	to	2.35%	-41.41%	to	-40.47%
2007	1,086	$12.22	to	$15.57	$14,104	0.67%	0.75%	to	2.45%	-1.60%	to	0.16%
2006	1,739	$12.40	to	$15.59	$22,611	0.48%	0.75%	to	2.60%	11.39%	to	13.42%
2005	628	$11.02	to	$13.77	$7,228	0.51%	0.75%	to	2.60%	6.66%	to	8.23%
2004	61	$10.22	to	$12.76	$674	-	0.75%	to	2.20%	13.09%	to	13.77%
ING Van Kampen Comstock Portfolio - Service Class												
2008	16,491	$6.55	to	$9.57	$135,204	3.99%	0.75%	to	2.60%	-38.19%	to	-36.94%
2007	16,860	$10.78	to	$15.22	$221,984	1.25%	0.75%	to	2.60%	-4.83%	to	-3.00%
2006	15,954	$11.25	to	$15.73	$219,324	0.70%	0.75%	to	2.60%	12.87%	to	14.96%
2005	13,926	$10.31	to	$13.71	$168,923	0.51%	0.75%	to	2.60%	0.81%	to	2.74%
2004	8,544	$11.02	to	$13.39	$103,284	-	0.75%	to	2.60%	13.74%	to	15.84%
ING Van Kampen Equity and Income Portfolio - Initial Class												
2008	221	$9.34	to	$9.55	$2,076	5.06%	0.75%	to	1.35%	-24.43%	to	-23.96%
2007	283	$12.36	to	$12.56	$3,542	2.47%	0.75%	to	1.35%	2.15%	to	2.78%
2006	321	$12.10	to	$12.22	$3,913	1.93%	0.75%	to	1.35%	11.21%	to	11.80%
2005	380	$10.88	to	$10.93	$4,151	(b)	0.75%	to	1.35%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Equity and Income Portfolio - Service Class												
2008	18,391	$7.23	to	$11.55	$169,926	7.22%	0.75%	to	2.60%	-25.55%	to	-24.14%
2007	8,181	$9.66	to	$15.26	$102,113	1.91%	0.75%	to	2.60%	0.59%	to	2.49%
2006	5,017	$11.82	to	$14.92	$61,397	2.21%	0.75%	to	2.60%	9.47%	to	11.56%
2005	3,123	$10.77	to	$13.41	$34,098	-	0.75%	to	2.60%	6.31%	to	7.00%
2004	23	$10.37	to	$12.57	$256	0.52%	0.75%	to	1.35%	9.16%	to	9.79%
ING VP Strategic Allocation Conservative Portfolio - Class S												
2008	103	$11.17	to	$11.42	$1,170	4.28%	0.75%	to	1.35%	-24.93%	to	-24.47%
2007	96	$14.88	to	$15.12	$1,445	2.50%	0.75%	to	1.35%	4.26%	to	4.71%
2006	50	$14.33	to	$14.44	$717	1.55%	0.75%	to	1.20%	7.07%	to	7.36%
2005	9	$13.43	to	$13.45	$118	(b)	0.75%	to	1.10%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING VP Strategic Allocation Growth Portfolio - Class S												
2008	45	$11.24	to	$11.49	$512	3.10%	0.75%	to	1.35%	-36.98%	to	-36.69%
2007	25	$17.93	to	$18.15	$455	1.31%	0.75%	to	1.20%	3.52%	to	3.95%
2006	18	$17.32	to	$17.46	$308	0.48%	0.75%	to	1.20%	11.65%	to	12.07%
2005	2	$15.54	to	$15.58	$29	(b)	0.75%	to	1.10%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING VP Strategic Allocation Moderate Portfolio - Class S												
2008	50	$11.20	to	$11.46	$573	3.34%	0.75%	to	1.35%	-31.58%	to	-31.09%
2007	52	$16.37	to	$16.63	$862	2.06%	0.75%	to	1.35%	3.87%	to	4.46%
2006	44	$15.76	to	$15.92	$693	1.01%	0.75%	to	1.35%	9.29%	to	9.94%
2005	25	$14.42	to	$14.48	$362	(b)	0.75%	to	1.35%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING VP Growth and Income Portfolio - Class I												
2008	15	$6.12	to	$6.14	$90	1.67%	1.25%	to	1.40%	-38.55%	to	-38.35%
2007	15		$9.96		$150	(d)	1.25%	to	1.40%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Growth and Income Portfolio - Class S												
2008	44,763	$6.02	to	$10.33	$274,706	3.86%	0.50%	to	2.60%	-39.13%	to	-38.33%
2007	488	$9.94	to	$16.75	$7,420	1.64%	0.75%	to	2.20%	5.71%	to	6.35%
2006	310	$14.70	to	$15.75	$4,758	1.29%	0.75%	to	1.35%	12.40%	to	12.90%
2005	177	$13.15	to	$13.95	$2,431	1.09%	0.75%	to	1.20%	6.65%	to	7.14%
2004	139	$12.33	to	$13.02	$1,776	2.11%	0.75%	to	1.20%	6.85%	to	7.25%
ING GET U.S. Core Portfolio - Series 3												
2008	3,905	$9.43	to	$10.24	$38,784	2.18%	1.45%	to	3.05%	-6.45%	to	-4.83%
2007	4,702	$10.08	to	$10.85	$49,380	2.45%	1.25%	to	3.05%	1.82%	to	3.73%
2006	6,719	$9.90	to	$10.46	$68,420	2.52%	1.25%	to	3.05%	3.13%	to	5.02%
2005	9,762	$9.60	to	$9.96	$95,457	1.98%	1.25%	to	3.05%	-2.24%	to	-0.50%
2004	14,042	$9.82	to	$10.01	$139,161	-	1.25%	to	3.05%	-1.70%	to	-0.10%
ING GET U.S. Core Portfolio - Series 4												
2008	2,645	$9.70	to	$10.49	$26,980	2.85%	1.45%	to	3.10%	-8.66%	to	-7.09%
2007	3,250	$10.62	to	$11.38	$35,860	2.92%	1.25%	to	3.10%	0.47%	to	2.43%
2006	4,614	$10.56	to	$11.11	$49,961	2.65%	1.25%	to	3.10%	4.64%	to	6.52%
2005	5,905	$10.09	to	$10.43	$60,557	1.62%	1.25%	to	3.10%		-1.85%	
2004	7,380	$10.28	to	$10.43	$76,373	(a)	1.25%	to	3.10%		(a)	
ING GET U.S. Core Portfolio - Series 5												
2008	1,627	$10.11	to	$10.70	$16,931	1.51%	1.45%	to	2.70%	-9.81%	to	-8.70%
2007	2,032	$11.19	to	$11.72	$23,310	1.78%	1.45%	to	2.75%	-0.62%	to	0.69%
2006	2,507	$11.17	to	$11.64	$28,664	1.86%	1.25%	to	3.10%	7.92%	to	9.61%
2005	3,529	$10.35	to	$10.66	$37,081	0.97%	1.25%	to	3.10%	-0.48%	to	1.43%
2004	4,121	$10.40	to	$10.51	$43,088	(a)	1.25%	to	3.10%		(a)	
ING GET U.S. Core Portfolio - Series 6												
2008	1,829	$9.75	to	$10.46	$18,708	1.91%	1.45%	to	3.10%	-9.05%	to	-7.52%
2007	2,246	$10.72	to	$11.39	$24,947	2.46%	1.25%	to	3.10%	0.19%	to	1.97%
2006	2,775	$10.70	to	$11.17	$30,412	2.27%	1.25%	to	3.10%	7.10%	to	9.08%
2005	4,173	$9.99	to	$10.24	$42,244	0.39%	1.25%	to	3.10%	-0.50%	to	1.49%
2004	5,992	$10.04	to	$10.09	$60,314	(a)	1.25%	to	3.10%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 7												
2008	1,169	$9.84	to	$10.45	$11,948	1.97%	1.45%	to	2.95%	-7.69%	to	-6.36%
2007	1,480	$10.62	to	$11.23	$16,210	2.54%	1.25%	to	3.10%	0.09%	to	2.00%
2006	2,117	$10.60	to	$11.01	$22,891	2.17%	1.25%	to	3.10%	6.85%	to	8.90%
2005	3,676	$9.92	to	$10.11	$36,810	0.14%	1.25%	to	3.10%	-0.30%	to	0.90%
2004	127	$9.99	to	$10.00	$1,268	(a)	0.95%	to	2.20%		(a)	
ING GET U.S. Core Portfolio - Series 8												
2008	725	$9.98	to	$10.48	$7,399	1.87%	1.25%	to	2.50%	-8.86%	to	-7.58%
2007	896	$10.77	to	$11.34	$9,955	2.27%	1.25%	to	3.10%	0.47%	to	2.35%
2006	998	$10.72	to	$11.08	$10,909	1.75%	1.25%	to	3.10%	7.31%	to	9.27%
2005	1,504	$9.99	to	$10.14	$15,156	(b)	1.25%	to	3.10%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING GET U.S. Core Portfolio - Series 9												
2008	596	$9.92	to	$10.38	$6,080	2.19%	1.45%	to	2.70%	-7.72%	to	-6.49%
2007	686	$10.65	to	$11.10	$7,521	2.59%	1.45%	to	3.10%	0.76%	to	2.40%
2006	940	$10.57	to	$10.88	$10,101	1.35%	1.25%	to	3.10%	6.77%	to	8.80%
2005	1,656	$9.90	to	$10.00	$16,493	(b)	1.25%	to	3.10%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING GET U.S. Core Portfolio - Series 10												
2008	501	$9.95	to	$10.52	$5,125	2.53%	1.25%	to	2.90%	-6.66%	to	-5.05%
2007	562	$10.66	to	$11.08	$6,095	2.00%	1.25%	to	2.90%	0.57%	to	2.31%
2006	805	$10.57	to	$10.83	$8,614	0.73%	1.25%	to	3.10%	6.44%	to	8.41%
2005	1,255	$9.93	to	$9.99	$12,504	(b)	1.25%	to	3.10%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING GET U.S. Core Portfolio - Series 11												
2008	742	$10.14	to	$10.61	$7,708	2.42%	1.45%	to	2.95%	-2.31%	to	-0.93%
2007	836	$10.35	to	$10.71	$8,827	3.25%	1.45%	to	3.10%	-1.05%	to	0.56%
2006	1,056	$10.46	to	$10.65	$11,153	0.27%	1.45%	to	3.10%	5.29%	to	6.29%
2005	148	$10.01	to	$10.02	$1,482	(b)	0.95%	to	1.90%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING GET U.S. Core Portfolio - Series 12									
2008	268	$10.08 to	$10.55	$2,781	1.71%	1.45% to 3.05%		-9.03% to	-7.54%
2007	355	$11.07 to	$11.41	$4,014	1.30%	1.45% to 3.10%		-0.18% to	1.51%
2006	426	$11.09 to	$11.24	$4,768	(c)	1.45% to 3.10%		(c)	
2005	(c)	(c)		(c)	(c)	(c)		(c)	
2004	(c)	(c)		(c)	(c)	(c)		(c)	
ING GET U.S. Core Portfolio - Series 13									
2008	2,204	$10.16 to	$10.54	$23,085	2.18%	1.45% to 2.90%		-0.59% to	0.86%
2007	3,493	$10.19 to	$10.45	$36,193	0.65%	1.45% to 3.10%		1.70% to	3.36%
2006	5,273	$10.02 to	$10.11	$53,117	(c)	1.45% to 3.10%		(c)	
2005	(c)	(c)		(c)	(c)	(c)		(c)	
2004	(c)	(c)		(c)	(c)	(c)		(c)	
ING GET U.S. Core Portfolio - Series 14									
2008	7,383	$10.10 to	$10.44	$76,227	1.88%	1.45% to 3.05%		-0.10% to	1.56%
2007	8,660	$10.11 to	$10.28	$88,486	(d)	1.45% to 3.10%		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
2005	(d)	(d)		(d)	(d)	(d)		(d)	
2004	(d)	(d)		(d)	(d)	(d)		(d)	
ING BlackRock Global Science and Technology Portfolio - Class S									
2008	13,408	$6.45 to	$9.58	$87,426	-	0.75% to 2.60%		-40.81% to	-40.46%
2007	71	$15.83 to	$16.09	$1,140	-	0.75% to 1.35%		17.26% to	17.96%
2006	41	$13.50 to	$13.64	$550	-	0.75% to 1.35%		5.30% to	5.98%
2005	6	$12.82 to	$12.87	$78	(b)	0.75% to 1.35%		(e)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING Global Equity Option Portfolio - Class S									
2008	261	$7.83 to	$7.86	$2,044	(e)	1.15% to 2.20%		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
2006	(e)	(e)		(e)	(e)	(e)		(e)	
2005	(e)	(e)		(e)	(e)	(e)		(e)	
2004	(e)	(e)		(e)	(e)	(e)		(e)	

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Index Portfolio - Class S												
2008	998	$6.02	to	$6.09	$6,041	(e)	0.95%	to	2.35%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class S												
2008	17,418	$10.11	to	$10.41	$177,261	(e)	0.75%	to	2.60%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Opportunistic Large Cap Growth Portfolio - Class S												
2008	45	$6.60	to	$8.56	$350	0.41%	0.75%	to	1.35%	-44.95%	to	-44.64%
2007	46	$11.96	to	$15.50	$629	0.22%	0.75%	to	1.35%	15.96%	to	16.62%
2006	24	$10.47	to	$13.32	$273	-	0.75%	to	1.35%	1.08%	to	1.65%
2005	26	$10.30	to	$13.13	$285	0.31%	0.75%	to	1.35%	7.60%	to	8.19%
2004	36	$9.42	to	$12.16	$356	-	0.75%	to	1.35%	5.49%	to	6.25%
ING Opportunistic Large Cap Value Portfolio - Class S												
2008	1,626	$6.16	to	$9.78	$11,563	1.77%	0.75%	to	2.55%	-37.46%	to	-36.28%
2007	2,032	$9.85	to	$15.39	$22,941	1.47%	0.75%	to	2.60%	0.08%	to	2.03%
2006	2,433	$9.83	to	$15.12	$27,029	1.40%	0.75%	to	2.60%	12.73%	to	14.92%
2005	2,925	$8.72	to	$13.20	$28,537	0.36%	0.75%	to	2.60%	4.06%	to	5.94%
2004	389	$8.38	to	$12.48	$3,478	0.77%	0.75%	to	2.55%	7.16%	to	9.05%
ING Russell™ Global Large Cap Index 85% Portfolio - Class S												
2008	335	$8.12	to	$8.15	$2,725	(e)	1.15%	to	2.35%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Index Portfolio - Class S												
2008	3,418	$6.66	to	$6.73	$22,903	(e)	0.80%	to	2.35%	(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
2004	(e)		(e)		(e)	(e)		(e)		(e)		
ING Russell™ Mid Cap Index Portfolio - Class S												
2008	3,704	$6.04	to	$6.15	$22,649	(e)	0.80%	to	2.35%	(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
2004	(e)		(e)		(e)	(e)		(e)		(e)		
ING Russell™ Small Cap Index Portfolio - Class S												
2008	10,143	$6.91	to	$7.00	$70,527	(e)	0.80%	to	2.45%	(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
2004	(e)		(e)		(e)	(e)		(e)		(e)		
ING VP Index Plus LargeCap Portfolio - Class S												
2008	24,189	$6.45	to	$9.49	$174,373	2.25%	0.75%	to	2.60%	-39.00%	to	-37.84%
2007	25,928	$10.51	to	$15.31	$303,196	0.68%	0.75%	to	2.60%	2.05%	to	3.98%
2006	18,042	$10.70	to	$14.76	$204,688	0.88%	0.75%	to	2.60%	11.30%	to	13.44%
2005	17,237	$9.61	to	$13.05	$173,748	1.22%	0.75%	to	2.60%	2.43%	to	4.30%
2004	13,139	$9.38	to	$12.53	$128,155	1.02%	0.75%	to	2.60%	7.53%	to	9.42%
ING VP Index Plus MidCap Portfolio - Class S												
2008	13,369	$6.31	to	$10.42	$115,644	1.19%	0.75%	to	2.60%	-39.37%	to	-38.21%
2007	16,517	$10.34	to	$16.90	$232,853	0.48%	0.75%	to	2.60%	2.49%	to	4.49%
2006	16,098	$10.83	to	$16.21	$220,692	0.44%	0.75%	to	2.60%	6.32%	to	8.27%
2005	13,837	$11.08	to	$15.01	$177,634	0.39%	0.75%	to	2.60%	7.93%	to	10.02%
2004	6,532	$10.84	to	$13.68	$79,289	0.30%	0.75%	to	2.60%	13.39%	to	15.55%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Index Plus SmallCap Portfolio - Class S												
2008	10,297	$6.26	to	$10.49	$88,612	0.67%	0.75%	to	2.60%	-35.36%	to	-34.20%
2007	13,011	$9.63	to	$15.97	$171,833	0.13%	0.75%	to	2.60%	-9.01%	to	-7.17%
2006	13,635	$11.83	to	$17.26	$197,450	0.25%	0.75%	to	2.60%	10.55%	to	12.65%
2005	11,068	$10.68	to	$15.36	$144,771	0.27%	0.75%	to	2.60%	4.63%	to	6.56%
2004	5,386	$11.23	to	$14.45	$68,985	0.08%	0.75%	to	2.60%	18.63%	to	20.80%
ING VP Small Company Portfolio - Class S												
2008	5,881	$7.09	to	$11.93	$43,479	0.10%	0.75%	to	2.55%	-32.17%	to	-31.74%
2007	166	$15.12	to	$17.52	$2,803	-	0.75%	to	1.35%	4.23%	to	4.89%
2006	135	$14.46	to	$16.75	$2,151	0.16%	0.75%	to	1.35%	14.53%	to	15.18%
2005	94	$12.60	to	$14.57	$1,294	0.02%	0.75%	to	1.35%	8.56%	to	9.23%
2004	101	$11.58	to	$13.37	$1,267	0.28%	0.75%	to	1.35%	12.51%	to	13.26%
ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S												
2008	23,942	$6.00	to	$6.12	$145,051	(e)	0.75%	to	2.35%		(e)	
2007	(e)	(e)			(e)	(e)	(e)				(e)	
2006	(e)	(e)			(e)	(e)	(e)				(e)	
2005	(e)	(e)			(e)	(e)	(e)				(e)	
2004	(e)	(e)			(e)	(e)	(e)				(e)	
ING VP International Value Portfolio - Class S												
2008	740	$10.99	to	$12.29	$8,896	2.78%	0.75%	to	1.35%	-43.09%	to	-42.76%
2007	632	$19.26	to	$21.52	$13,183	1.57%	0.75%	to	1.35%	11.53%	to	12.21%
2006	380	$17.22	to	$19.23	$6,945	1.86%	0.75%	to	1.35%	27.09%	to	27.86%
2005	199	$13.52	to	$15.08	$2,846	1.87%	0.75%	to	1.35%	7.68%	to	8.21%
2004	94	$12.53	to	$13.97	$1,244	0.90%	0.75%	to	1.20%	15.70%	to	16.13%
ING VP MidCap Opportunities Portfolio - Class S												
2008	34,217	$6.16	to	$11.41	$223,352	-	0.50%	to	2.45%	-39.19%	to	-38.22%
2007	2,454	$10.12	to	$18.51	$26,412	-	0.75%	to	2.35%	22.47%	to	24.51%
2006	3,017	$8.25	to	$14.90	$25,935	-	0.75%	to	2.35%	5.13%	to	6.84%
2005	3,860	$7.84	to	$13.99	$31,259	-	0.75%	to	2.35%	7.69%	to	9.33%
2004	4,282	$7.28	to	$12.83	$31,955	-	0.75%	to	2.25%	10.03%	to	10.29%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP SmallCap Opportunities Portfolio - Class S												
2008	9,121	$5.31	to	$11.04	$51,591	-	0.75%	to	2.45%	-36.17%	to	-35.11%
2007	11,476	$8.31	to	$17.06	$100,307	-	0.75%	to	2.60%	7.00%	to	9.00%
2006	14,427	$7.74	to	$15.69	$116,669	-	0.75%	to	2.60%	9.43%	to	11.49%
2005	15,436	$7.05	to	$14.11	$112,432	-	0.75%	to	2.60%	6.47%	to	8.14%
2004	15,335	$6.62	to	$13.09	$103,698	-	0.75%	to	2.25%	7.47%	to	9.03%
ING VP Balanced Portfolio - Class S												
2008	724	$7.46	to	$10.25	$6,399	3.34%	0.75%	to	2.55%	-30.08%	to	-28.87%
2007	814	$10.66	to	$14.41	$9,901	2.48%	0.75%	to	2.60%	2.60%	to	4.57%
2006	908	$10.39	to	$13.78	$10,361	1.04%	0.75%	to	2.60%	8.13%	to	8.76%
2005	254	$12.18	to	$12.67	$3,170	2.07%	0.75%	to	1.35%	2.61%	to	3.26%
2004	259	$11.87	to	$12.27	$3,120	2.07%	0.75%	to	1.35%	7.70%	to	8.20%
ING VP Intermediate Bond Portfolio - Class S												
2008	104,672	$8.83	to	$11.69	$1,122,300	6.23%	0.75%	to	2.60%	-11.04%	to	-9.31%
2007	88,836	$10.20	to	$12.89	$1,068,161	4.53%	0.75%	to	2.60%	2.96%	to	4.88%
2006	53,039	$10.12	to	$12.29	$616,032	5.04%	0.75%	to	2.60%	1.10%	to	3.02%
2005	26,206	$10.01	to	$11.93	$300,774	3.92%	0.75%	to	2.60%	0.71%	to	2.14%
2004	17,871	$10.67	to	$11.68	$203,365	8.87%	0.75%	to	2.25%	2.19%	to	3.82%
Legg Mason Partners Variable International All Cap Opportunity Portfolio												
2008	4	$10.31	to	$10.52	$39	1.40%	1.25%	to	1.40%	-44.18%	to	-44.10%
2007	6	$18.47	to	$18.82	$104	0.83%	1.25%	to	1.40%	4.88%	to	4.96%
2006	8	$17.61	to	$17.93	$136	1.91%	1.25%	to	1.40%	24.10%	to	24.34%
2005	10	$14.19	to	$14.42	$144	1.12%	1.25%	to	1.40%	10.17%	to	10.33%
2004	17	$12.88	to	$13.07	$214	0.92%	1.25%	to	1.40%	16.14%	to	16.38%
Legg Mason Partners Variable Investors Portfolio												
2008	12	$6.17	to	$6.19	$73	0.83%	1.25%	to	1.40%	-36.59%	to	-36.45%
2007	17	$9.73	to	$9.74	$169	(d)	1.25%	to	1.40%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Legg Mason Partners Variable High Income Portfolio									
2008	4	$11.67 to	$11.92	$51	9.94%	1.25% to	1.40%	-30.99% to	-30.86%
2007	6	$16.91 to	$17.24	$110	8.07%	1.25% to	1.40%	-1.11% to	-0.92%
2006	8	$17.10 to	$17.40	$138	6.49%	1.25% to	1.40%	9.40% to	9.57%
2005	12	$15.63 to	$15.88	$185	7.11%	1.25% to	1.40%	1.23% to	1.34%
2004	17	$15.44 to	$15.67	$265	7.33%	1.25% to	1.40%	8.89% to	9.05%
Legg Mason Partners Variable Money Market Portfolio									
2008	2	$13.54		$23	3.17%	1.40%		1.12%	
2007	12	$13.39		$166	2.12%	1.40%		3.48%	
2006	2	$12.94		$23	4.49%	1.40%		3.19%	
2005	2	$12.54		$24	3.31%	1.40%		1.37%	
2004	3	$12.37		$37	-	1.40%		-0.56%	
Oppenheimer Main Street Small Cap Fund®/VA - Service Class									
2008	71	$11.38 to	$11.63	$822	0.28%	0.75% to	1.35%	-38.82% to	-38.47%
2007	70	$18.60 to	$18.90	$1,323	0.19%	0.75% to	1.35%	-2.72% to	-2.17%
2006	43	$19.12 to	$19.32	$822	0.01%	0.75% to	1.35%	13.41% to	13.85%
2005	5	$16.93 to	$16.97	$91	(b)	0.75% to	1.10%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
PIMCO Real Return Portfolio - Administrative Class									
2008	745	$9.95 to	$10.18	$7,515	4.22%	0.75% to	1.35%	-8.29% to	-7.71%
2007	222	$10.85 to	$11.03	$2,430	4.24%	0.75% to	1.35%	9.05% to	9.64%
2006	130	$9.95 to	$10.06	$1,301	4.45%	0.75% to	1.35%	-0.40% to	0.10%
2005	35	$10.02 to	$10.05	$352	(b)	0.75% to	1.20%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
Pioneer Equity Income VCT Portfolio - Class II									
2008	1,213	$9.87 to	$11.28	$13,323	2.72%	0.75% to	1.35%	-31.41% to	-30.97%
2007	1,031	$14.36 to	$16.39	$16,338	2.74%	0.75% to	1.35%	-0.80% to	-0.20%
2006	551	$14.44 to	$16.47	$8,556	2.31%	0.75% to	1.35%	20.52% to	21.20%
2005	272	$11.95 to	$13.62	$3,429	2.17%	0.75% to	1.35%	4.09% to	4.66%
2004	139	$11.45 to	$13.04	$1,659	1.95%	0.75% to	1.35%	14.47% to	15.22%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Pioneer Small Cap Value VCT Portfolio - Class II												
2008	401	$5.78	to	$6.04	$2,388	0.25%	0.95%	to	2.60%	-39.73%	to	-38.74%
2007	499	$9.59	to	$9.86	$4,873	0.52%	0.95%	to	2.60%	-9.61%	to	-8.02%
2006	633	$10.61	to	$10.72	$6,765	(c)	0.95%	to	2.60%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ProFund VP Bull												
2008	2,280	$5.91	to	$8.22	$14,046	-	0.95%	to	2.60%	-39.27%	to	-38.28%
2007	2,986	$9.60	to	$13.43	$30,062	0.44%	0.90%	to	2.60%	0.85%	to	2.61%
2006	5,805	$9.42	to	$13.20	$57,596	0.22%	0.90%	to	2.60%	10.75%	to	12.62%
2005	8,379	$8.50	to	$11.82	$74,309	0.22%	0.90%	to	2.60%	0.12%	to	1.78%
2004	12,090	$8.49	to	$11.71	$106,145	-	0.90%	to	2.55%	6.22%	to	7.89%
ProFund VP Europe 30												
2008	1,401	$6.72	to	$10.32	$9,835	2.06%	0.90%	to	2.35%	-45.34%	to	-44.50%
2007	1,835	$12.05	to	$18.75	$23,421	2.03%	0.90%	to	2.60%	11.56%	to	13.54%
2006	2,641	$10.79	to	$16.66	$29,949	0.34%	0.90%	to	2.60%	14.46%	to	16.50%
2005	3,806	$9.42	to	$14.43	$37,372	0.13%	0.90%	to	2.60%	5.29%	to	7.16%
2004	4,033	$8.94	to	$13.58	$37,237	0.12%	0.90%	to	2.60%	11.47%	to	13.25%
ProFund VP Rising Rates Opportunity												
2008	2,870	$4.43	to	$5.47	$13,199	5.38%	0.95%	to	2.60%	-39.61%	to	-38.60%
2007	4,013	$7.26	to	$9.01	$30,230	5.33%	0.95%	to	2.60%	-7.67%	to	-6.07%
2006	5,900	$7.81	to	$9.72	$47,606	2.01%	0.95%	to	2.60%	7.34%	to	9.15%
2005	6,792	$7.27	to	$9.02	$50,608	-	0.95%	to	2.60%	-10.28%	to	-8.82%
2004	6,392	$8.10	to	$8.66	$52,378	-	0.95%	to	2.60%	-13.18%	to	-11.73%
Wells Fargo Advantage Asset Allocation Fund												
2008	210	$8.28	to	$9.65	$1,989	2.43%	1.40%	to	2.20%	-30.65%	to	-30.12%
2007	241	$11.94	to	$13.81	$3,282	2.27%	1.40%	to	2.20%	5.20%	to	6.07%
2006	268	$11.35	to	$13.02	$3,422	2.29%	1.40%	to	2.20%	9.75%	to	10.62%
2005	285	$10.34	to	$11.77	$3,308	2.45%	1.40%	to	2.20%	2.83%	to	3.52%
2004	166	$11.27	to	$11.37	$1,880	2.52%	1.40%	to	2.10%		7.21%	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wells Fargo Advantage C&B Large Cap Value Fund												
2008	27	$7.50	to	$9.01	$233	1.39%	1.40%	to	2.20%	-36.44%	to	-35.92%
2007	36	$11.80	to	$14.06	$489	1.14%	1.40%	to	2.20%	-3.36%	to	-2.56%
2006	40	$12.21	to	$14.43	$560	1.46%	1.40%	to	2.20%	19.47%	to	20.35%
2005	48	$10.22	to	$11.99	$568	0.81%	1.40%	to	2.20%	0.94%	to	1.45%
2004	18	$11.69	to	$11.75	$211	(a)	1.65%	to	2.10%		(a)	
Wells Fargo Advantage Equity Income Fund												
2008	60	$7.56	to	$8.97	$529	1.96%	1.65%	to	2.20%	-37.83%	to	-37.49%
2007	71	$12.16	to	$14.35	$1,004	1.52%	1.65%	to	2.20%	0.50%	to	1.06%
2006	79	$12.10	to	$14.20	$1,105	1.53%	1.65%	to	2.20%	15.90%	to	16.68%
2005	84	$10.44	to	$12.17	$1,007	1.56%	1.65%	to	2.20%	3.17%	to	3.57%
2004	75	$11.68	to	$11.78	$882	1.79%	1.40%	to	2.10%		8.93%	
Wells Fargo Advantage Large Company Growth Fund												
2008	192	$6.53	to	$7.02	$1,308	0.25%	1.40%	to	2.20%	-40.34%	to	-39.85%
2007	236	$10.94	to	$11.67	$2,681	-	1.40%	to	2.20%	5.19%	to	6.09%
2006	267	$10.40	to	$11.00	$2,876	-	1.40%	to	2.20%	0.10%	to	0.92%
2005	289	$10.39	to	$10.90	$3,109	0.18%	1.40%	to	2.20%	3.47%	to	4.21%
2004	218	$10.37	to	$10.46	$2,266	-	1.40%	to	2.10%		1.27%	
Wells Fargo Advantage Money Market Fund												
2008	4	$10.46	to	$10.60	$43	2.35%	1.65%	to	1.90%	0.38%	to	0.66%
2007	12	$10.42	to	$10.53	$127	4.54%	1.65%	to	1.90%	2.66%	to	2.93%
2006	31	$10.08	to	$10.24	$314	4.30%	1.65%	to	2.20%	2.09%	to	2.71%
2005	78	$9.86	to	$10.03	$784	5.76%	1.65%	to	2.20%	0.41%	to	0.61%
2004	38	$9.82	to	$9.85	$369	(a)	1.90%	to	2.10%		(a)	
Wells Fargo Advantage Small Cap Growth Fund												
2008	44	$8.28	to	$9.82	$419	-	1.40%	to	2.20%	-42.74%	to	-42.24%
2007	53	$14.46	to	$17.00	$884	-	1.40%	to	2.20%	11.32%	to	12.21%
2006	61	$12.99	to	$15.15	$910	-	1.40%	to	2.20%	20.06%	to	21.01%
2005	63	$10.82	to	$12.52	$782	-	1.40%	to	2.20%	3.97%	to	4.77%
2004	48	$11.85	to	$11.95	$569	-	1.40%	to	2.10%		11.65%	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wells Fargo Advantage Total Return Bond Fund												
2008	93	$10.52	to	$11.34	$1,029	4.95%	1.40%	to	2.20%	0.10%	to	0.89%
2007	119	$10.51	to	$11.24	$1,314	4.61%	1.40%	to	2.20%	3.85%	to	4.75%
2006	130	$10.12	to	$10.73	$1,376	4.52%	1.40%	to	2.20%	1.61%	to	2.39%
2005	134	$9.96	to	$10.48	$1,391	4.11%	1.40%	to	2.20%	-0.29%	to	0.48%
2004	47	$10.35	to	$10.43	$485	(a)	1.40%	to	2.10%	(a)		

(a) As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.
(b) As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.
(c) As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.
(d) As investment Division was not available until 2007, this data is not meaningful and is therefore not presented.
(e) As investment Division was not available until 2008, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets.
     The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.
B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges,
     as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated
     independently for each column in the table.
C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this
     table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

*   Includes units for annuity contracts in payout beginning in 2006.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING USA Annuity and Life Insurance Company

We have audited the accompanying balance sheets of ING USA Annuity and Life Insurance Company as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING USA Annuity and Life Insurance Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Atlanta, Georgia
March 26, 2009

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Operations
(In millions)

		Year Ended December 31,		
	2008		2007	2006
Revenue:				
Net investment income	$ 1,438.0	$ 1,346.4	$ 1,156.4
Fee income	1,152.4	1,198.9	939.2
Premiums	19.1	19.6	20.5
Net realized capital losses	(1,481.7)	(391.2)	(90.4)
Other income	0.2	0.1	-
Total revenue	1,128.0	2,173.8	2,025.7
Benefits and expenses:				
Interest credited and other benefits to contractowners	1,716.0	1,312.0	1,169.7
Operating expenses	291.7	269.6	228.0
Net amortization of deferred policy acquisition costs and value of business acquired	680.5	408.1	293.0
Interest expense	30.5	32.5	30.3
Other expense	35.7	24.2	28.1
Total benefits and expenses	2,754.4	2,046.4	1,749.1
(Loss) income before income taxes	(1,626.4)	127.4	276.6
Income tax (benefit) expense	(245.2)	(1.6)	64.4
Net (loss) income	$ (1,381.2)	$ 129.0	$ 212.2

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Balance Sheets
(In millions, except share data)

	As of December 31,	
	2008	2007
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value		
(amortized cost of $20,393.5 at 2008 and $21,945.0 at 2007)	$ 17,143.0	$ 21,833.4
Equity securities, available-for-sale, at fair value		
(cost of $257.6 at 2008 and $216.6 at 2007)	253.9	211.1
Short-term investments	111.7	188.0
Mortgage loans on real estate	3,923.3	3,701.7
Policy loans	144.4	155.8
Limited partnerships/corporations	332.9	454.5
Other investments	364.7	394.1
Securities pledged (amortized cost of $976.7 at 2008		
and $953.3 at 2007)	993.2	942.6
Total investments	23,267.1	27,881.2
Cash and cash equivalents	610.8	204.4
Short-term investments under securities loan agreement	130.4	128.5
Accrued investment income	214.5	216.9
Receivable for securities sold	9.1	4.6
Premium receivable	303.1	-
Deposits and reinsurance recoverable from affiliate	5,349.3	4,616.1
Deferred policy acquisition costs	4,205.5	2,908.4
Value of business acquired	195.1	128.7
Sales inducements to contractowners	624.3	645.4
Due from affiliates	14.5	22.9
Current income tax recoverable	321.1	-
Other assets	481.9	41.3
Assets held in separate accounts	34,090.8	44,477.8
Total assets	$ 69,817.5	$ 81,276.2

The accompanying notes are an integral part of these financial statements.

C-4

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Balance Sheets
(In millions, except share data)

		As of December 31,		
		2008		**2007**
Liabilities and Shareholder's Equity				
Future policy benefits and claims reserves	$	32,570.7	$	31,461.6
Payables for securities purchased		4.1		-
Payables under securities loan agreement, including collateral held		148.0		140.0
Borrowed money		483.1		715.5
Notes to affiliates		435.0		435.0
Due to affiliates		151.7		95.6
Current income taxes		-		40.7
Deferred income taxes		35.8		184.5
Other liabilities		1,130.8		606.5
Liabilities related to separate accounts		34,090.8		44,477.8
Total liabilities		69,050.0		78,157.2
Shareholder's equity				
Common stock (250,000 shares authorized, issued and outstanding; $10 per share value)		2.5		2.5
Additional paid-in capital		4,335.4		4,132.7
Accumulated other comprehensive loss		(1,333.7)		(160.7)
Retained earnings (deficit)		(2,236.7)		(855.5)
Total shareholder's equity		767.5		3,119.0
Total liabilities and shareholder's equity	$	69,817.5	$	81,276.2

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2005	$ 2.5	$ 4,143.1	$ (4.7)	$ (1,191.9)	$ 2,949.0
Comprehensive income:					
Net income	-	-	-	212.2	212.2
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(10.7) pretax)	-	-	(7.3)	-	(7.3)
Pension liability ($0.6 pretax)	-	-	0.4	-	0.4
Other	-	-	1.1	-	1.1
Total comprehensive income					206.4
Cumulative effect of change of accounting principle ($(2.4) pretax)	-	-	(1.6)	-	(1.6)
Capital distribution paid	-	(170.0)	-	-	(170.0)
Employee share-based payments	-	4.1	-	-	4.1
Other	-	1.2	-	-	1.2
Balance at December 31, 2006	2.5	3,978.4	(12.1)	(979.7)	2,989.1
Cumulative effect of change of accounting principles	-	-	-	(4.8)	(4.8)
Balance at January 1, 2007	2.5	3,978.4	(12.1)	(984.5)	2,984.3
Comprehensive income (loss):					
Net income	-	-	-	129.0	129.0
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(158.7) pretax), including valuation allowance of $(46.9)	-	-	(149.7)	-	(149.7)
Pension liability ($3.4 pretax)	-	-	2.2	-	2.2
Other	-	-	(1.1)	-	(1.1)
Total comprehensive loss					(19.6)
Capital contribution	-	150.0	-	-	150.0
Employee share-based payments	-	4.3	-	-	4.3
Balance at December 31, 2007	2.5	4,132.7	(160.7)	(855.5)	3,119.0
Comprehensive loss:					
Net loss	-	-	-	(1,381.2)	(1,381.2)
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(1,831.4) pretax), including valuation allowance of $17.1	-	-	(1,173.3)	-	(1,173.3)
Pension liability ($0.5 pretax)	-	-	0.3	-	0.3
Total comprehensive loss					(2,554.2)
Capital contribution from Parent	-	1,100.0	-	-	1,100.0
Capital distribution to Parent	-	(900.0)	-	-	(900.0)
Employee share-based payments	-	2.7	-	-	2.7
Balance at December 31, 2008	$ 2.5	$ 4,335.4	$ (1,333.7)	$ (2,236.7)	$ 767.5

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Cash Flows
(In millions)

| | | Year Ended December 31, | |
	2008	2007	2006
Cash Flows from Operating Activities:			
Net (loss) income	$ (1,381.2)	$ 129.0	$ 212.2
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs			
and sales inducements	(888.6)	(864.5)	(831.9)
Net amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	910.2	528.3	367.1
Net accretion/decretion of discount/premium	74.7	52.2	57.7
Future policy benefits, claims reserves, and			
interest credited	2,156.8	1,368.5	1,179.9
Provision for deferred income taxes	509.6	(69.0)	131.4
Net realized capital losses	1,481.7	391.2	90.4
Change in:			
Accrued investment income	2.4	(33.2)	(8.7)
Reinsurance recoverable (excluding GICs)	(827.0)	(132.4)	(52.1)
Other receivables and asset accruals	(389.9)	2.5	(13.9)
Other reinsurance asset	(353.8)	-	-
Due to/from affiliates	64.5	56.0	(8.0)
Income tax recoverable	(361.8)	-	-
Other payables and accruals	17.9	42.9	(3.1)
Employee share-based payments	2.7	4.3	4.1
Other, net	163.8	2.2	1.1
Net cash provided by operating activities	1,182.0	1,478.0	1,126.2
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	7,478.8	10,631.8	10,496.1
Equity securities, available-for-sale	162.8	16.5	15.8
Mortgage loans on real estate	474.5	776.1	523.7
Acquisition of:			
Fixed maturities, available-for-sale	(7,002.2)	(15,767.5)	(11,446.3)
Equity securities, available-for-sale	(272.0)	(193.5)	(25.4)
Mortgage loans on real estate	(700.3)	(790.6)	(444.4)
Derivatives, net	(58.1)	22.9	(198.1)
Limited partnerships, net	30.1	(305.4)	(69.9)
Short-term investments, net	77.2	(53.8)	(79.7)
Collateral (paid) received	6.2	11.5	-
Other, net	13.7	1.9	4.7
Net cash provided by (used in) investing activities	210.7	(5,650.1)	(1,223.5)

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Cash Flows
(In millions)

		Year Ended December 31,				
		2008		**2007**		**2006**
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	8,473.0	$	10,458.9	$	5,788.4
Maturities and withdrawals from investment contracts		(9,520.7)		(7,062.2)		(4,497.2)
Reinsurance recoverable on investment contracts		93.8		275.3		(638.8)
Notes to affiliates		-		-		45.0
Short-term repayments		(232.4)		(54.1)		(36.7)
Capital distribution to Parent		(900.0)		-		(170.0)
Capital contribution from Parent		1,100.0		150.0		-
Net cash (used in) provided by financing activities		(986.3)		3,767.9		490.7
Net increase (decrease) in cash and cash equivalents		406.4		(404.2)		393.4
Cash and cash equivalents, beginning of year		204.4		608.6		215.2
Cash and cash equivalents, end of year	$	610.8	$	204.4	$	608.6
Supplemental cash flow information:						
Income taxes (received) paid, net	$	(393.1)	$	21.3	$	(30.2)
Interest paid	$	50.5	$	67.1	$	66.2

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1.   **Organization and Significant Accounting Policies**

Basis of Presentation

ING USA Annuity and Life Insurance Company ("ING USA" or the "Company," as appropriate) is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States. ING USA is authorized to conduct its insurance business in all states, except New York, and in the District of Columbia.

ING USA is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING".

Description of Business

The Company offers various insurance products, including immediate and deferred variable and fixed annuities. The Company's annuity products are distributed by national wirehouses, regional securities firms, independent broker-dealers, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations, and affiliated broker-dealers. The Company's primary annuity customers are individual consumers.

The Company also offers guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), sold primarily to institutional investors and corporate benefit plans. These products are marketed by home office personnel or through specialty insurance brokers.

The Company previously provided interest-sensitive, traditional life insurance, and health insurance. The Company no longer issues these products. The life insurance business is in run-off, and the Company has ceded to other insurers all health insurance.

The Company has one operating segment.

Recently Adopted Accounting Standards

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value to any new circumstances.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Under FAS 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

FAS 157 was adopted by the Company on January 1, 2008. As a result of implementing FAS 157, the Company recognized $69.6, before tax, as an increase to Net income on the date of adoption related to the fair value measurements of investment contract guarantees. The impact of implementation was included in Interest credited and other benefits to contractowners on the Statements of Operations.

In October 2008, the FASB issued FASB Staff Position ("FSP") FAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"), which provides clarifying guidance on the application of FAS 157 to financial assets in a market that is not active and was effective upon issuance. FSP FAS 157-3 had no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that applied by the Company upon adoption of FAS 157.

The Company recognized no other adjustments to its financial statements related to the adoption of FAS 157, and new disclosures are included in the Financial Instruments footnote.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"), which allows a company to make an irrevocable election, on specific election dates, to measure eligible items at fair value with unrealized gains and losses recognized in earnings at each subsequent reporting date. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, any upfront costs and fees related to the item will be recognized in earnings as incurred. Items eligible for the fair value option include:

- Certain recognized financial assets and liabilities;
- Rights and obligations under certain insurance contracts that are not financial instruments;
- Host financial instruments resulting from the separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument; and
- Certain commitments.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

FAS 159 was adopted by the Company on January 1, 2008. In implementing FAS 159, the Company elected not to take the fair value option for any eligible assets or liabilities in existence on January 1, 2008, or in existence at the date of these financial statements.

Offsetting of Amounts Related to Certain Contracts

On April 30, 2007, the FASB issued a FSP on FASB Interpretation ("FIN") No. 39, "Offsetting of Amounts Related to Certain Contracts" ("FSP FIN 39-1"), which permits a reporting entity to offset fair value amounts recognized for the right to reclaim or the obligation to return cash collateral against fair value amounts recognized for derivative instruments under master netting arrangements. FSP FIN 39-1 had no effect on the financial condition, results of operations, or cash flows upon adoption by the Company on January 1, 2008, as it is the Company's accounting policy not to offset such fair value amounts.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements. FIN 48 prescribes a recognition threshold and measurement criteria that must be satisfied to recognize a financial statement benefit of tax positions taken, or expected to be taken, on an income tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 was adopted by the Company on January 1, 2007. As a result of implementing FIN 48, the Company recognized a cumulative effect of change in accounting principle of $1.7 as a reduction to January 1, 2007 Retained earnings (deficit).

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts

In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract. Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage, that occurs by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS 60"), as short-duration and long-duration insurance contracts, and by FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS 97"), as investment contracts.

SOP 05-1 was adopted by the Company on January 1, 2007, and is effective for internal replacements occurring on or after that date. As a result of implementing SOP 05-1, the Company recognized a cumulative effect of change in accounting principle of $4.8, before tax, or $3.1, net of $1.7 of income taxes, as a reduction to January 1, 2007 Retained earnings (deficit). In addition, the Company revised its accounting policy on the amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA") to include internal replacements.

Disclosures about Credit Derivatives and Certain Guarantees

In September 2008, the FASB issued FSP FAS No. 133-1 and FIN No. 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" ("FSP FAS 133-1 and FIN 45-4"), which does the following:

- Amends FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), requiring additional disclosures by sellers of credit derivatives;
- Amends FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requiring additional disclosure about the current status of the payment/performance risk of a guarantee; and
- Clarifies the effective date of FAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161").

FSP FAS 133-1 and FIN 45-4 was adopted by the Company on December 31, 2008. In implementing FSP FAS 133-1 and FIN 45-4, the Company determined that its adoption had no financial statement impact.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The clarification in the FSP of the effective date of FAS 161 is consistent with the guidance in FAS 161 and the Company's disclosure provided herein.

Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

In December, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" ("FSP FAS 140-4 and FIN 46(R)-8"), which requires additional disclosures regarding a transferor's continuing involvement with financial assets transferred in a securitization or asset-backed financing arrangement and an enterprise's involvement with variable interest entities ("VIEs") and qualifying special purpose entities ("QSPEs").

FSP FAS 140-4 and FIN 46(R)-8 was adopted by the Company on December 31, 2008. In implementing FSP FAS 140-4 and FIN 46(R)-8, the Company determined that its adoption has no financial statement impact. The Company does not have any QSPEs or continuing involvement with financial assets transferred in a securitization or asset-backed financing arrangement.

Amendments to Impairment Guidance

In January 2009, the FASB issued FSP Emerging Issues Task Force ("EITF") 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF 99-20-1"), which amends EITF 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets" ("EITF 99-20"). FSP EITF 99-20-1 requires that an other-than-temporary impairment on investments that meet the criteria of EITF 99-20 be recognized as a realized loss through earnings when it is probable there has been an adverse change in the holder's estimated cash flow, consistent with the impairment model in FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

FSP EITF 99-20-1 was adopted by the Company on December 31, 2008, prospectively. In implementing FSP EITF 99-20-1, the Company determined there was a minimal effect on financial position, results of operations, and cash flows, as the structured securities held by the Company were highly rated at issue.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

New Accounting Pronouncements

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued FAS 161, which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations; and
- How derivative instruments and related hedged items affect an entity's financial statements.

The provisions of FAS 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of determining the impact of adoption of FAS 161 on its disclosures; however, as the pronouncement only pertains to additional disclosure, the Company has determined that the adoption of FAS 161 will have no impact on income, financial position or cash flows. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under FAS 133, as the Company has not historically sought hedge accounting treatment.

Business Combinations

In December 2007, the FASB issued FAS No. 141 (revised 2007), "Business Combinations" ("FAS 141R"), which replaces FAS No. 141, "Business Combinations," as issued in 2001. FAS 141R requires most identifiable assets, liabilities, noncontrolling interest, and goodwill, acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the statement requires:

- Acquisition-related costs to be recognized separately and generally expensed;
- Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
- Contractual contingencies acquired to be recorded at acquisition-date fair values;
- A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
- The nature and financial effects of the business combination to be disclosed.

FAS 141R also amends or eliminates various other authoritative literature.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of FAS 141R are effective for fiscal years beginning on or after December 15, 2008 for all business combinations occurring on or after that date. As such, this standard will impact any Company acquisitions that occur on or after January 1, 2009. Also, the Company will consider transition costs related to any acquisitions that may occur prior to January 1, 2009.

Equity Method Investment Accounting

In November 2008, the EITF reached consensus on EITF 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), which requires, among other provisions, that:

- Equity method investments be initially measured at cost;
- Contingent consideration only be included in the initial measurement;
- An investor recognize its share of any impairment charge recorded by the equity investee; and
- An investor account for a share issuance by an equity investee as if the investor had sold a proportionate share of its investment;

The provisions of EITF 08-6 are effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. As such, this standard will impact Company acquisitions or changes in ownership with regards to equity investments that occur on or after January 1, 2009. The Company is currently in the process of determining the impact of the other-than-temporary impairment provisions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications. For 2007, the Company reclassified $250.0 from operating cash flows to financing cash flows in order to properly reflect all cash flows associated with the Company's guaranteed investment contracts and associated facultative reinsurance.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investments

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment for related changes in DAC, VOBA, and deferred income taxes.

Other-Than-Temporary-Impairments

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of the EITF 99-20. Under EITF 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been an adverse change in cash flow since the remeasurement date.

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is recorded in Net realized capital gains (losses).

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation

The fair values for the actively traded marketable fixed maturities are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services, which provide the estimated fair values. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. Valuations obtained from third party commercial pricing services are non-binding and are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the asset.

The fair values for actively traded equity securities are based on quoted market prices.

Mortgage loans on real estate are reported at amortized cost, less impairment write-downs. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses).

The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value, which is based on quoted market prices.

Derivative instruments are reported at fair value primarily using the Company's derivative accounting system. The system uses key financial data, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), which are obtained from third party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company utilizes values established by third party brokers.

The Company records liabilities, which can be either positive or negative, for annuity contracts containing guaranteed riders for guaranteed minimum accumulation benefits ("GMAB") and guaranteed minimum withdrawal benefits ("GMWB") without life contingencies in accordance with FAS 133. The guarantee is treated as an embedded derivative and is required to be reported separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts.

C-17

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other best estimate assumptions.

The Company also records for its fixed indexed annuities ("FIA") contracts an embedded derivative liability for interest payments to contractholders above the minimum guaranteed interest rate, in accordance with FAS 133. The guarantee is treated as an embedded derivative and is required to be reported separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by best estimate assumptions.

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Balance Sheets.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policies require a minimum of 102% of the fair value of securities pledged under reverse repurchase agreements to be pledged as collateral. Reverse repurchase agreements are included in Cash and cash equivalents on the Balance Sheets.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS 133, as the Company has not historically sought hedge accounting treatment.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, options and futures, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Other investments or Other liabilities, as appropriate, on the Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Statements of Operations.

The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contractowners in the Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated profits embedded in the Company's contracts.

FAS 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges. DAC related to GICs, however, is amortized on a straight-line basis over the life of the contract.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Internal Replacements

Contractowners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these transactions are identified as internal replacements and are accounted for in accordance with SOP 05-1.

Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. For deferred annuities, the estimated future gross profits of the new contracts are treated as revisions to the estimated future gross profits of the replaced contracts in the determination of amortization.

Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Statements of Operations.

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable universal life and variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include estimated future hedging and guaranteed benefit costs, surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA for the annuity and life businesses, respectively. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated profit requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future profits, however, increase the rate of amortization.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reserves

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts, universal and traditional life insurance contracts, and GICs. Generally, reserves are calculated using mortality and withdrawal rate assumptions based on relevant Company experience and are periodically reviewed against both industry standards and experience.

Reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Deferred annuity crediting rates and reserve interest rates varied by product up to 10.0% for 2008 and 2007, and 7.8% for 2006.

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rate, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. For 2008, 2007, and 2006, immediate annuity reserve interest discount rates varied up to 8.0%.

Reserves for FIAs are computed in accordance with FAS 97, FAS 133, and FAS 157. Accordingly, the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value, with the change in fair value recorded in the Statements of Operations.

Reserves for universal life products are equal to cumulative deposits, less withdrawals and charges, plus credited interest thereon. Reserves for traditional life insurance contracts represent the present value of future benefits to be paid to or on behalf of contractowners and related expenses, less the present value of future net premiums.

Under Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts for Separate Accounts" ("SOP 03-1"), the Company calculates additional liabilities ("SOP 03-1 reserves") for certain variable annuity guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees. The SOP 03-1 reserve recognized for such products is in addition to the liability previously held and recognizes the portion of contract assessments received in early years used to compensate the insurer for services provided in later years.

The Company calculates a benefit ratio for each block of business subject to SOP 03-1, and calculates an SOP 03-1 reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess death benefits during the period. The SOP 03-1 reserve is accumulated at interest rates using rates consistent with the DAC model for the period. The calculated reserve includes a provision for universal life contracts with patterns of cost of insurance charges that produce expected gains from the insurance benefit function followed by losses from that function in later years.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

GMABs and GMWBs without life contingent payouts are considered to be derivatives under FAS 133 and FAS 157. The additional reserves for these guarantees are recognized at fair value through the Statements of Operations.

Reserves for GICs are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.

Sales Inducements

Sales inducements represent benefits paid to contractowners for a specified period that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. Sales inducements are amortized as a component of Interest credited and other benefits to contractowners using methodologies and assumptions consistent with those used for amortization of DAC.

Revenue Recognition

For universal life and most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrender, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premium or revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts.

Premiums on the Statements of Operations primarily represent amounts received under traditional life insurance policies.

For GICs, deposits made to the Company are not recorded as revenue in the Statements of Operations, but are recorded directly to Future policy benefits and claims reserves on the Balance Sheets.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Statements of Operations (with the exception of realized and unrealized capital gains (losses) on the assets supporting the guaranteed interest option). The Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria in SOP 03-1 for separate presentation in the Balance Sheets (primarily guaranteed interest options), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2008 and 2007, unrealized capital (losses) gains of $(249.2) and $21.1, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

Reinsurance

The Company utilizes reinsurance agreements to reduce its exposure to large losses in most aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as the direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Balance Sheets.

Participating Insurance

Participating business approximates 2.0% of the Company's ordinary life insurance in force and 21.9% of life insurance premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating contractowners are based on published dividend projections or expected dividend scales. Dividends to participating policyholders of $13.7, $14.8, and $15.4, were incurred during the years ended December 31, 2008, 2007, and 2006, respectively.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses (benefits) result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2008.

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value	
Fixed maturities:								
U.S. Treasuries	$	1,109.3	$	74.2	$	0.3	$	1,183.2
U.S. government agencies and authorities		267.3		20.8		0.8		287.3
State, municipalities, and political subdivisions		48.2		0.3		9.1		39.4
U.S. corporate securities:								
Public utilities		1,452.2		5.6		133.1		1,324.7
Other corporate securities		5,570.9		68.5		634.1		5,005.3
Total U.S. corporate securities		7,023.1		74.1		767.2		6,330.0
Foreign securities[1]:								
Government		426.7		3.3		65.4		364.6
Other		3,145.5		11.4		411.0		2,745.9
Total foreign securities		3,572.2		14.7		476.4		3,110.5
Residential mortgage-backed securities		4,264.0		122.4		803.0		3,583.4
Commercial mortgage-backed securities		3,585.9		-		1,028.0		2,557.9
Other asset-backed securities		1,500.2		9.2		464.9		1,044.5
Total fixed maturities, including securities pledged		21,370.2		315.7		3,549.7		18,136.2
Less: securities pledged		976.7		46.4		29.9		993.2
Total fixed maturities		20,393.5		269.3		3,519.8		17,143.0
Equity securities		257.6		0.3		4.0		253.9
Total investments, available-for-sale	$	20,651.1	$	269.6	$	3,523.8	$	17,396.9

[1] Primarily U.S. dollar denominated.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2007.

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value	
Fixed maturities:								
U.S. Treasuries	$	18.4	$	1.0	$	-	$	19.4
U.S. government agencies and authorities		86.1		1.0		0.3		86.8
State, municipalities, and political								
subdivisions		49.7		-		2.5		47.2
U.S. corporate securities:								
Public utilities		1,417.5		22.8		13.4		1,426.9
Other corporate securities		6,742.7		81.1		67.0		6,756.8
Total U.S. corporate securities		8,160.2		103.9		80.4		8,183.7
Foreign securities[1]:								
Government		525.2		14.9		7.1		533.0
Other		3,280.6		40.5		59.4		3,261.7
Total foreign securities		3,805.8		55.4		66.5		3,794.7
Residential mortgage-backed securities		4,988.4		53.3		85.8		4,955.9
Commercial mortgage-backed securities		3,842.2		37.6		36.4		3,843.4
Other asset-backed securities		1,947.5		5.7		108.3		1,844.9
Total fixed maturities, including								
securities pledged		22,898.3		257.9		380.2		22,776.0
Less: securities pledged		953.3		6.1		16.8		942.6
Total fixed maturities		21,945.0		251.8		363.4		21,833.4
Equity securities		216.6		2.8		8.3		211.1
Total investments, available-for-sale	$	22,161.6	$	254.6	$	371.7	$	22,044.5

[1] Primarily U.S. dollar denominated.

At December 31, 2008 and 2007, net unrealized loss was $3,237.7 and $127.8, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities as of December 31, 2008, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

	Amortized Cost		Fair Value	
Due to mature:				
One year or less	$	463.4	$	458.5
After one year through five years		5,534.1		5,120.1
After five years through ten years		3,347.5		2,993.1
After ten years		2,675.1		2,378.7
Mortgage-backed securities		7,849.9		6,141.3
Other asset-backed securities		1,500.2		1,044.5
Less: securities pledged		976.7		993.2
Fixed maturities, excluding securities pledged	$	20,393.5	$	17,143.0

The Company had investments with five issuers, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10.0% of the Company's Shareholder's equity at December 31, 2008. At December 31, 2007, the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10.0% of the Company's Shareholder's equity.

At December 31, 2008 and 2007, fixed maturities with fair values of $22.3 billion and $11.2, respectively, were on deposit as required by regulatory authorities. The increase was due to unrestricted deposits of securities made to the State of Iowa.

The Company invests in various categories of collateralized mortgage obligations ("CMOs") that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2008 and 2007, approximately 12.1% and 7.5%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

The Company is a member of the Federal Home Loan Bank of Des Moines ("FHLB") and is required to maintain a collateral deposit that backs funding agreements issued to the FHLB. At December 31, 2008 and 2007, the Company had $2,995.2 and $2,898.7, respectively, in non-putable funding agreements, including accrued interest, issued to the FHLB. At December 31, 2008 and 2007, assets with a market value of approximately $3,341.1 and $3,270.1, respectively, collateralized the funding agreements to the FHLB. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, in the Balance Sheets.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

In conjunction with the January 2009 agreement with the Dutch State regarding the transfer of 80% of the Company's Alt-A residential mortgage backed securities ("Alt-A RMBS"), which included $375.1 in Alt-A RMBS pledged to the FHLB, the Company substituted the Alt-A RMBS assets pledged with other fixed maturities. By February 17, 2009, the Company recalled these Alt-A securities in order to implement the transaction with the Dutch State and reduced the funding agreements pro rata.

Transfer of Alt-A RMBS Participation Interest

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-up Facility (the "Back-up Facility") covering 80% of ING's Alt-A residential mortgage-backed securities ("Alt-A RMBS"). Under the terms of the Back-up Facility, a full credit risk transfer to the Dutch State will be realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion portfolio, including book value of $1.4 billion of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State will take place at a discount of approximately 10% of par value. In addition, under the Back-up Facility, other fees will be paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company will remain the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. Subject to documentation and regulatory approvals, the ING-Dutch State Transaction is expected to close by the end of March 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph to take effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company will enter into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company will convey to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and pay a periodic transaction fee, and will receive, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State will be obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding will be obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in the Company's Designated Securities Portfolio.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which has a book value of $27.9 will be sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II will sell to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp will include such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. Subject to documentation and regulatory approval, the Step 1 Cash Transfer is expected to close by the end of March 2009 contemporaneous with the closing of the ING-Dutch State Transaction.

Since the Company had the intent to sell a portion of its Alt-A RMBS through the 80% participation interest in its Designated Securities Portfolio or as part of the Step 1 Cash Transfer as of December 31, 2008, the Company recognized $56.9 in other-than-temporary impairments with respect to the 80% participation interest in its Designated Securities Portfolio that it expects to convey as part of the ING-Dutch State Transaction and the Step 1 Cash Transfer. The Company expects to reduce the unrealized loss balance in Accumulated other comprehensive loss included in Shareholder's equity by approximately $400.0 and recognize a gain in the estimated range of $110.0 to $130.0 upon the closing of the ING-Dutch State Transaction and the Step 1 Cash Transfer.

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase its return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the offsetting collateral liability is included in Borrowed money on the Balance Sheets. At December 31, 2008 and 2007, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $562.8 and $745.5, respectively. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements totaled $482.2 and $711.9 at December 31, 2008 and 2007, respectively. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Balance Sheets.

The Company also enters into reverse repurchase agreements. At December 31, 2008 and 2007, the Company did not have any securities in reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2008 and 2007. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2008 and 2007, the fair value of loaned securities was $125.4 and $123.1, respectively.

Unrealized Capital Losses

Unrealized capital losses in fixed maturities at December 31, 2008 and 2007, were primarily related to the effects of interest rate movement or changes in credit spreads on mortgage and other asset-backed securities. Mortgage and other asset-backed securities include U.S. government-backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows. The following table summarizes the unrealized capital losses by duration and reason, along with the fair value of fixed maturities, including securities pledged to creditors, in unrealized capital loss positions at December 31, 2008 and 2007.

2008	Less than Six Months Below Amortized Cost		More than Six Months and less than Twelve Months Below Amortized Cost		More than Twelve Months Below Amortized Cost		Total Unrealized Capital Losses	
Interest rate or spread widening	$	198.7	$	538.4	$	516.7	$	1,253.8
Mortgage and other asset-backed securities		562.6		375.6		1,357.7		2,295.9
Total unrealized capital losses	$	761.3	$	914.0	$	1,874.4	$	3,549.7
Fair value	$	4,350.9	$	4,522.0	$	4,551.9	$	13,424.8
2007								
Interest rate or spread widening	$	37.8	$	49.2	$	62.7	$	149.7
Mortgage and other asset-backed securities		73.3		134.8		22.4		230.5
Total unrealized capital losses	$	111.1	$	184.0	$	85.1	$	380.2
Fair value	$	5,322.0	$	3,248.4	$	3,300.6	$	11,871.0

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities is 75.7% of the average book value. In addition, this category includes 1,499 securities, which have an average quality rating of AA-. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2008. The fair value of the Company's fixed maturities declined $483.4, before tax and DAC, from December 31, 2008 through February 28, 2009, due to further widening of credit spreads. This decline in fair value includes $258.3 related to the Company's investments in commercial mortgage-backed securities.

Other-Than-Temporary Impairments

The following table identifies the Company's other-than-temporary impairments by type for the years ended December 31, 2008, 2007, and 2006.

| | 2008 | | 2007 | | | 2006 | |
	Impairment	No. of Securities	Impairment		No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ -	-	$ -	*	1	$ 0.1	1
U.S. Corporate	289.1	230	81.0		173	15.8	63
Foreign	229.4	108	25.7		74	3.5	13
Residential mortgage-backed	289.8	98	3.0		24	12.7	68
Commercial mortgage-backed	4.8	1	-		-	-	-
Other asset-backed	182.5	93	43.3		91	1.2	2
Equity	32.0	12	-		-	-	-
Limited partnerships	0.5	1	0.3		1	0.5	2
Total	$ 1,028.1	543	$ 153.3		364	$ 33.8	149

*Less than $0.1.

The above schedule includes $369.7, $31.0, and $11.5, in other-than-temporary write-downs for the years ended December 31, 2008, 2007, and 2006, respectively, related to the analysis of credit risk and the possibility of significant prepayment risk. The remaining $658.4, $122.3, and $22.3, in write-downs for the years ended December 31, 2008, 2007, and 2006, respectively, are related to investments that the Company does not have the intent to retain for a period of time sufficient to allow for recovery in fair value.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes these write-downs by type for the years ended December 31, 2008, 2007, and 2006.

	2008			2007			2006	
	Impairment	No. of Securities		Impairment	No. of Securities		Impairment	No. of Securities
U.S. Treasuries	$ -	-	$	- *	1	$	0.1	1
U.S. Corporate	199.8	178		70.6	161		15.8	63
Foreign	146.5	87		21.4	68		3.5	13
Residential mortgage-backed	142.9	40		1.0	5		1.7	4
Other asset-backed	169.2	58		29.3	84		1.2	2
Total	$ 658.4	363	$	122.3	319	$	22.3	83

* Less than $0.1.

The remaining fair value of fixed maturities with other-than-temporary impairments at December 31, 2008, 2007, and 2006, was $2,268.4, $2,353.8, and $437.4, respectively.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008		2007		2006
Fixed maturities, available-for-sale	$ 1,361.0	$	1,176.1	$	1,009.7
Equity securities, available-for-sale	(0.2)		3.3		1.9
Mortgage loans on real estate	223.6		233.1		225.3
Policy loans	8.8		9.0		9.1
Short-term investments and cash equivalents	4.5		6.7		5.5
Other	(53.3)		35.1		13.9
Gross investment income	1,544.4		1,463.3		1,265.4
Less: investment expenses	106.4		116.9		109.0
Net investment income	$ 1,438.0	$	1,346.4	$	1,156.4

At December 31, 2008 and 2007, the Company had $21.2 and $60.3, respectively, of non-income producing investments in fixed maturities.

C-31

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale, and redemption, as well as losses incurred due to the other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investment on disposal is determined based on specific identification of securities using the first-in, first-out method. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008		2007		2006	
Fixed maturities, available-for-sale	$	(975.9)	$	(100.3)	$	(43.8)
Equity securities, available-for-sale		(52.9)		0.5		0.9
Derivatives		(447.5)		(291.0)		(48.2)
Other		(5.4)		(0.4)		0.7
Net realized capital losses	$	(1,481.7)	$	(391.2)	$	(90.4)
After-tax net realized capital losses	$	(963.1)	$	(254.3)	$	(58.8)

Net realized capital losses increased for the year ended December 31, 2008, primarily due to higher losses on fixed maturities as a result of other-than-temporary impairments driven by the widening of credit spreads. In addition, derivative realized losses increased for the year ended December 31, 2008, driven by interest rate swaps due to lower LIBOR rates and by losses on call options due to the drop in equity markets. These losses were partially offset by gains on futures, which were also a result of poor equity market performance.

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008		2007		2006	
Proceeds on sales	$	9,271.9	$	5,859.3	$	5,543.1
Gross gains		100.2		41.1		64.5
Gross losses		164.9		57.0		78.0

3. Financial Instruments

Fair Value Measurements

FAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fair Value Hierarchy

The Company has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
  Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 1,183.3	$ 14,363.3	$ 2,589.6	$ 18,136.2
Equity securities, available-for-sale	253.9	-	-	253.9
Other investments (primarily derivatives)	-	164.1	176.2	340.3
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	852.9	-	-	852.9
Assets held in separate accounts	34,090.8	-	-	34,090.8
Total	$ 36,380.9	$ 14,527.4	$ 2,765.8	$ 53,674.1

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Level 1	Level 2	Level 3[1]	Total
Liabilities:				
Investment contract guarantees:				
Fixed Indexed Annuities	-	-	638.9	638.9
Guaranteed Minimum Withdrawal and				
Accumulation Benefits	-	-	153.0	153.0
Other liabilities (primarily derivatives)	-	614.0	166.2	780.2
Total	$ -	$ 614.0	$ 958.1	$ 1,572.1

[1] Level 3 net assets and liabilities accounted for 3.5% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 10.0%.

Valuation of Financial Assets and Liabilities

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in FAS 157. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from the brokers are non-binding. The valuations are reviewed and validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime and Alt-A mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. Valuations obtained from third party commercial pricing services are non-binding and are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the asset. Due to the lack of corroborating evidence to support a higher level, these bonds are classified as Level 3 assets.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A mortgage-backed securities, has been declining during 2008 as a result of the dislocation of the credit markets. During 2008, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A mortgage-backed securities did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A mortgage-backed securities was inactive. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. However, the Company determined that the classification within the valuation hierarchy should be transferred to Level 3 due to market inactivity.

At December 31, 2008, the fixed maturities valued using unadjusted broker quotes totaled $10,482.3.

Equity securities, available-for-sale: Fair values of these securities are based upon quoted market price and are classified as Level 1 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are classified as Level 1.

Other financial instruments reported as assets and liabilities: The carrying amounts for these financial instruments (primarily derivatives) reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to deal only with investment grade counterparties with a credit rating of A- or better. The Company obtains a key input into the valuation model for puts, calls, and futures from one

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

third party broker. Because the input is not received from multiple brokers, these fair values are not deemed to be calculated based on market observable inputs, and, therefore, these instruments are classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Investment contract guarantees: The Company records liabilities, which can be either positive or negative, for annuity contracts containing guaranteed riders for GMABs and GMWBs without life contingencies in accordance with FAS 133. The guarantee is treated as an embedded derivative and is required to be reported separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other best estimate assumptions.

The Company also records for its FIA contracts an embedded derivative liability for interest payments to contractholders above the minimum guaranteed interest rate, in accordance with FAS 133. The guarantee is treated as an embedded derivative and is required to be reported separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by best estimate assumptions.

Nonperformance risk for investment contract guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default swap spread is applied to the discount factors for FIAs and the risk-free rates for GMABs and GMWBs in the Company's valuation models in order to incorporate credit risk into the fair values of these investment contract guarantees. As of December 31, 2008, the credit ratings of ING and the Company increased by approximately 185 basis points during the year, which resulted in substantial changes in the valuation of the reserves for all investment contract guarantees.

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"). FAS 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments for purposes of FAS 107 disclosures:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Deposits from affiliates: Fair value is estimated based on the fair value of the liabilities for the account values of the underlying contracts, plus the fair value of the unamortized ceding allowance based on the present value of the projected release of the ceding allowance, discounted at risk-free rates, plus a credit spread.

Investment contract liabilities (included in Future policy benefits and claims reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates which are market risk-free rates augmented by credit spreads on current Company debt or AA insurance company debt. The augmentation is present to account for non-performance risk. A margin for non-financial risks associated with the contracts is also included.

Without a fixed maturity: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities relevant to both the contractholder and to the Company. Here, the stochastic valuation scenario set is consistent with current market parameters, and discount is taken using stochastically evolving short risk-free rates in the scenarios augmented by credit spreads on current Company debt. The augmentation in the discount is present to account for non-performance risk. Margins for non-financial risks associated with the contract liabilities are also included.

Notes to affiliates: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market value.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2008 and 2007.

	2008		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 18,136.2	$ 18,136.2	$ 22,776.0	$ 22,776.0
Equity securities, available-for-sale	253.9	253.9	211.1	211.1
Mortgage loans on real estate	3,923.3	3,803.3	3,701.7	3,739.4
Policy loans	144.4	144.4	155.8	155.8
Cash, cash equivalents, Short-term investments, and Short-term investments under securities loan agreement	852.9	852.9	520.9	520.9
Other investments	697.6	706.5	848.6	857.3
Deposits from affiliates	1,947.0	2,025.7	2,153.2	2,192.0
Assets held in separate accounts	34,090.8	34,090.8	44,477.8	44,477.8
Liabilities:				
Investment contract liabilities:				
Deferred annuities	19,282.5	18,986.2	19,733.8	18,150.4
Guaranteed investment contracts and funding agreements	6,868.9	6,580.2	9,415.1	9,498.2
Supplementary contracts and immediate annuities	866.5	883.9	900.3	900.3
Derivatives	780.2	780.2	273.8	273.8
Notes to affiliates	435.0	407.6	435.0	420.6

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by FAS 157). These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

changes in derivatives, FIAs, and GMWBs and GMABs due to their impacts on the Company's results of operations.

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2008.

	Fixed maturities, available-for-sale including securities pledged		Derivatives		Investment Contract Guarantees FIA		GMWB/ GMAB	
Balance at January 1, 2008	$	1,396.3	$	298.2	$	(925.6)	$	(2.7)
Capital gains (losses):								
Net realized capital gains (losses)		(7.5) [1]		(76.2) [3]		328.4 [4]		(141.5) [4]
Net unrealized capital gains (losses)[2]		27.9		-		-		-
Total net realized and unrealized capital gains (losses)		20.4		(76.2)		328.4		(141.5)
Purchases, sales, issuances, and settlements, net		(32.5)		(105.1)		(41.7)		(8.8)
Transfer in (out) of Level 3		1,205.4		(106.9)		-		-
Balance at December 31, 2008	$	2,589.6	$	10.0	$	(638.9)	$	(153.0)

[1] This amount is included in Net realized capital gains (losses) on the Statements of Operations.

[2] The amounts in this line are included in Accumulated other comprehensive income (loss) on the Balance Sheets.

[3] This amount is included in Net realized capital gains (losses) on the Statements of Operations and contains unrealized gains (losses) on Level 3 derivatives held at December 31, 2008. All gains and losses on Level 3 assets are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately by security.

[4] These amounts are included in Interest credited and other benefits to contractowners on the Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

For the year ended December 31, 2008, the decline in the fair values of the FIA reserves was partially offset by a decline in the value of Level 3 derivatives that hedge the FIA exposure and the increase in the reserves for GMWBs and GMABs. The gains on the FIA embedded derivatives and the losses on the GMWBs ad GMABs were primarily driven by unfavorable equity market performance and changes in interest rates during 2008. In addition, derivatives experienced losses related to unfavorable equity market performance, resulting in a decline in the fair values of these assets. For the year ended December 31, 2008, the net realized gains attributable to credit risk were $117.0. The net unrealized capital losses related to fixed maturities were driven by the widening of credit spreads.

During 2008, the Company determined that the classification within the valuation hierarchy related to the subprime and Alt-A mortgage-backed securities within the RMBS portfolio should be changed due to market inactivity. This change is presented as transfers into Level 3 in the table above and discussed in more detail in the previous disclosure regarding RMBS.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Derivative Financial Instruments

	Notional Amount		Fair Value	
	2008	**2007**	**2008**	**2007**
Interest Rate Caps				
Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio. Interest rate caps are purchased contracts that provide the Company with an annuity in an increasing interest rate environment.	122.0	50.0	$ 0.1	$ 0.1
Interest Rate Swaps				
Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.	7,130.0	8,533.5	(434.0)	(138.2)
Foreign Exchange Swaps				
Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.	287.3	288.3	(16.0)	(44.0)
Credit Default Swaps				
Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract.	477.0	488.9	(112.1)	(22.1)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Notional Amount		Fair Value		
	2008	**2007**	**2008**	**2007**	
Forwards					
Forwards are acquired to hedge the Company's inverse portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on owned forwards or interest rate rises on purchased forwards) or will be required to make a payment (interest rate rises on owned forwards or interest rate drops on purchased forwards).	156.0	-	$ 1.9	$ -	
Swaptions					
Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligations portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.	1,667.5	302.5	3.4	-	**
Futures					
Futures contracts are used to hedge against a decrease in certain equity indices. Such decrease may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. A decrease in variable annuity account values would also result in lower fee income. A decrease in equity markets may also negatively impact the Company's investment in equity securities. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense. The underlying reserve liabilities are valued under either SOP 03-1 or FAS 133 and FAS 157 (see discussion under "Reserves" section) and the change in reserve liability is recorded in Interest credited and other benefits to contractowners. The gain or loss on futures is recorded in Net realized capital gains (losses).	2,593.9	1,584.6	(35.2)	(6.4)	

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Notional Amount		Fair Value	
	2008	**2007**	**2008**	**2007**
Options				
Call options are used to hedge against an increase in the various equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the options offset this increased expense. Put options are used to hedge the liability associated with embedded derivatives in certain variable annuity contracts. Both the options and the embedded derivative reserve are carried at fair value. The change in value of the options are recorded in Net realized capital gains (losses); the change in value of the embedded derivative is recorded in Interest credited and other benefits to contractowners.	3,744.2	6,666.0	$ 152.0	$ 303.5
Embedded Derivatives				
The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.				
Within securities	N/A*	N/A*	(96.3)	33.8
Within retail annuity products	N/A*	N/A*	791.9	997.9

* N/A - not applicable.

**Less than $0.1.

Credit Default Swaps

The Company has entered into various credit default swaps to assume credit exposure to certain assets that the Company does not own. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company's collateral positions are tracked by the International Swaps and Derivatives Association, Inc. ("ISDA"). To the extent cash collateral was received, it was included in the Collateral held, including payables under securities loan agreement on the Balance Sheets and was reinvested in short-term investments. The source of non-cash collateral posted was investment grade bonds of the entity. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract. At December 31, 2008, the fair value of credit default swaps of $12.7 and $124.8 was included in Other investments and Other liabilities, respectively, on the Balance Sheets. At December 31,

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2007, the fair value of credit default swaps of $8.5 and $30.6 was included in Other investments and Other liabilities, respectively, on the Balance Sheets. As of December 2008, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $143.3.

Embedded Derivative in Credit-Linked Note

The Company owns a 3-year credit-linked note arrangement, whereby the Company agrees to reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company will reimburse the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can then seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2008, the maximum potential future exposure to the Company under the guarantee was $32.5.

Variable Interest Entities

The Company holds VIEs for investment purposes in the form of private placement securities, structured securities, securitization transactions, and limited partnerships. Consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of these VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. Investments in limited partnerships are included in Limited partnerships/corporations on the Balance Sheets.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

4. Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2008, 2007, and 2006.

Balance at January 1, 2006	$	2,255.4
Deferrals of commissions and expenses		681.9
Amortization:		
Amortization		(421.7)
Interest accrued at 5% to 6%		138.1
Net amortization included in the Statements of Operations		(283.6)
Change in unrealized capital gains (losses) on available-for-sale securities		16.2
Balance at December 31, 2006		2,669.9
Deferrals of commissions and expenses		729.1
Amortization:		
Amortization		(592.0)
Interest accrued at 5% to 6%		162.2
Net amortization included in the Statements of Operations		(429.8)
Change in unrealized capital gains (losses) on available-for-sale securities		(56.0)
Implementation of SOP 05-1		(4.8)
Balance at December 31, 2007		2,908.4
Deferrals of commissions and expenses		781.7
Amortization:		
Amortization		(814.9)
Interest accrued at 4% to 5%		146.4
Net amortization included in the Statements of Operations		(668.5)
Change in unrealized capital gains (losses) on available-for-sale securities		1,098.2
Effect of variable annuity guaranteed living benefits reinsurance		85.7
Balance at December 31, 2008	$	4,205.5

The estimated amount of DAC to be amortized, net of interest, is $491.9, $509.1, $491.9, $438.5, and $422.7, for the years 2009, 2010, 2011, 2012 and 2013, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2008, 2007, and 2006.

Balance at January 1, 2006	$	122.1
Amortization:		
Amortization		(15.0)
Interest accrued at 4% to 5%		5.6
Net amortization included in the Statements of Operations		(9.4)
Change in unrealized capital gains (losses) on available-for-sale securities		(2.6)
Balance at December 31, 2006		110.1
Amortization:		
Amortization		16.8
Interest accrued at 4% to 6%		4.9
Net amortization included in the Statements of Operations		21.7
Change in unrealized capital gains (losses) on available-for-sale securities		(3.1)
Balance at December 31, 2007		128.7
Amortization:		
Amortization		(18.7)
Interest accrued at 3% to 5%		6.7
Net amortization included in the Statements of Operations		(12.0)
Change in unrealized capital gains (losses) on available-for-sale securities		78.4
Balance at December 31, 2008	$	195.1

The estimated amount of VOBA to be amortized, net of interest, is $11.7, $12.1, $12.6, $11.6, and $10.9, for the years 2009, 2010, 2011, 2012, and 2013, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Analysis of DAC and VOBA - Annuity Products

The increase in Net amortization of DAC and VOBA in 2008 compared to 2007 was primarily due to unfavorable separate account performance during 2008 which caused a significant acceleration of variable annuity DAC amortization, as a result of lower projections of fee income. In addition, this unfavorable performance required the Company to adjust its future gross profit projections for variable annuity hedging costs and guaranteed benefit costs, which also increased amortization.

The increase in Net amortization of DAC and VOBA in 2007 compared to 2006 is due in part to a $67.0 change in estimate recorded during the fourth quarter of 2007. This change resulted from refinements of the DAC model, partially offset by favorable unlocking of mutual fund and mortality and persistency unlocking.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company revised and unlocked certain assumptions for its fixed and variable annuity products during 2008, 2007, and 2006. Unlocking adjustments and their acceleration (deceleration) impact on Amortization of DAC and VOBA were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Impact of separate account growth and contractowner withdrawal behavior different from assumptions	$ 491.8	$ 1.3	$ (42.6)
Impact of current year gross profit variances	227.2	-	-
Unlock of mortality, lapse, expense and mutual fund sharing assumptions	(40.1)	(43.6)	(19.8)
Impact of refinements of gross profit projections	302.0	67.0	-
Total unlocking effect on Amortization of DAC and VOBA	$ 980.9	$ 24.7	$ (62.4)

5.   Dividend Restrictions and Shareholder's Equity

The Company's ability to pay dividends to its parent is subject to the prior approval of the State of Iowa Insurance Division (the "Division") for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of the Company's statutory surplus at the prior year end or (2) the Company's prior year statutory net gain from operations.

During 2008, the Company paid its Parent a cash return of capital distribution in the amount of $900.0. During 2007, the Company did not pay any dividends or return of capital distributions on its common stock to its Parent. During 2006, the Company paid $170.0 in a return of capital distribution to its Parent.

During 2008, the Company received a $1.1 billion capital contribution from its Parent. During 2007, the Company received $150.0 in capital contributions from its Parent. During 2006, the Company did not receive any capital contributions from its Parent.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING America Insurance Holdings, Inc. ("ING AIH"), of which $835.0 was contributed to the Company. The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING.

The Division recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $(831.4), $(40.1), and $(1.6), for the years ended December 31, 2008, 2007, and 2006, respectively. Statutory capital and surplus was $1,872.7 and $2,552.6 as of December 31, 2008 and 2007, respectively. As specifically permitted by

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

statutory accounting practices, statutory surplus as of December 31, 2008 includes the impact of the $835.0 capital contribution received on February 24, 2009.

During 2008, the Company received a permitted practice regarding deferred income taxes, which modified the accounting prescribed by the National Association of Insurance Commissioners by increasing the realization period for deferred tax assets from one year to three years and increasing the asset recognition limit from 10% to 15% of adjusted statutory capital and surplus. This permitted practice increased admitted assets and statutory surplus by $120.7 for the year ended December 31, 2008. This permitted practice expires on December 15, 2009. The benefits of this permitted practice may not be considered by the Company when determining surplus available for dividends. This permitted practice had no impact on net income. The Company's risk-based capital would not have triggered a regulatory event without the benefit of this permitted practice.

The Division also has the ability to ease certain reserving requirements at its discretion. Due to the reduction in liquidity and the availability of letters of credit confirming banks, the Department allowed the Company to accept unconfirmed letters of credit for reinsurance transactions. This allowed the Company to take the full reserve relief for reinsurance transactions with unconfirmed letters of credit. This reserve relief is available for the period from December 31, 2008 through July 1, 2009 and is not a permitted practice.

6. Additional Insurance Benefits and Minimum Guarantees

Under SOP 03-1, the Company calculates SOP 03-1 reserves for certain guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees.

The following assumptions and methodology were used to determine the guaranteed minimum death benefits ("GMDB") SOP 03-1 reserve at December 31, 2008.

Area	Assumptions/Basis for Assumptions
Data used	Based on 100 investment performance scenarios stratified based on 10,000 random generated scenarios
Mean investment performance	8.125%
Volatility	18.0%
Mortality	1999 and prior issues – 75.0%, 75.0%, 75.0%, 80.0%, grading to 100% from age 80 to 120, of the 90-95 ultimate mortality table for standard, ratchet, rollup, and combination rollup and ratchet, respectively. 2000 and later issues – 55.0%, 55.0%, 65.0%, 65.0%, grading to 100% from age 80 to 120, of the 90-95 ultimate mortality table for standard, ratchet, rollup, and combination rollup and ratchet, respectively.
Lapse rates	Vary by contract type and duration; range between 1.0% and 40.0%
Discount rates	5.5%, based on the portfolio earned rate of the general account

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The assumptions used for calculating the additional guaranteed minimum income benefits ("GMIB") and Guaranteed Minimum Withdrawal for Life Benefit (LifePay and LifePay Plus) liabilities at December 31, 2008, are consistent with those used for the calculating the additional GMDB liability. In addition, the calculation of the GMIB liability assumes dynamic surrenders and dynamic annuitization reflecting the extent to which the benefit, at the time of payment, has a positive value.

The separate account liabilities subject to SOP 03-1 for minimum guaranteed benefits, and the additional liabilities recognized related to minimum guarantees, by type, as of December 31, 2008 and 2007, and the paid and incurred amounts by type for the years ended December 31, 2008 and 2007, were as follows:

	Guaranteed Minimum Death Benefit (GMDB)	Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)	Guaranteed Minimum Income Benefit (GMIB)	Guaranteed Withdrawal For Life Benefit (LP/LPP)
Separate account liability at December 31, 2008	$ 34,090.8	$ 1,470.2	$ 12,701.6	$ 10,020.7
Separate account liability at December 31, 2007	$ 44,477.8	$ 2,556.4	$ 20,066.1	$ 5,900.0
Additional liability balance:				
Balance at January 1, 2007	$ 139.7	$ (8.9)	$ 83.3	$ 1.7
Incurred guaranteed benefits	88.9	20.1	48.9	4.2
Paid guaranteed benefits	(19.2)	-	-	-
Balance at December 31, 2007	$ 209.4	$ 11.2	$ 132.2	$ 5.9
Incurred guaranteed benefits	509.4	141.8	(132.2) [1]	(5.9) [1]
Paid guaranteed benefits	(153.4)	-	-	-
Balance at December 31, 2008	$ 565.4	$ 153.0	$ -	$ -

[1] Amounts represent full reinsurance of ceded reserves for GMIBs and LP/LPPs.

The net amount at risk, net of reinsurance, and the weighted average attained age of contractowners by type of minimum guaranteed benefit, were as follows as of December 31, 2008 and 2007.

	Guaranteed Minimum Death Benefit (GMDB)	Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)	Guaranteed Minimum Income Benefit (GMIB)	Guaranteed Withdrawal For Life Benefit (LP/LPP)
2008				
Net amount at risk, net of reinsurance	$ 15,035.8	$ 310.0	$ -	$ -
Weighted average attained age	64	66	-	-
2007				
Net amount at risk, net of reinsurance	$ 1,796.0	$ 109.0	$ 391.9	$ 5.6
Weighted average attained age	63	63	59	63

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2008 and 2007 was $34.1 billion and $44.5 billion, respectively.

7. Sales Inducements

During the year ended December 31, 2008, the Company capitalized and amortized $106.9 and $229.7, respectively, of sales inducements. During the year ended December 31, 2007, the Company capitalized and amortized $135.4 and $120.2, respectively, of sales inducements. The unamortized balance of capitalized sales inducements, net of unrealized capital gains (losses) on available-for-sale securities, was $624.3 and $645.4 as of December 31, 2008 and 2007, respectively.

8. Income Taxes

The Company files a consolidated federal income tax return with ING AIH, an affiliate, and certain other subsidiaries of ING AIH. The Company is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group, whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

Income tax expense (benefit) consisted of the following for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Current tax (benefit) expense:			
Federal	$ (754.9)	$ 26.6	$ (67.6)
Total	(754.9)	26.6	(67.6)
Deferred tax expense:			
Operations and capital loss carryforwards	14.6	-	151.0
Other federal deferred tax expense (benefit)	495.1	(28.2)	(19.0)
Total deferred tax expense (benefit)	509.7	(28.2)	132.0
Total income tax expense (benefit)	$ (245.2)	$ (1.6)	$ 64.4

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes and cumulative effect of change in accounting principle for the following reasons for the years ended December 31, 2008, 2007, and 2006.

		2008		2007		2006
(Loss) income before income taxes and cumulative effect of change in accounting principle	$	(1,626.4)	$	127.4	$	276.6
Tax rate		35.0%		35.0%		35.0%
Income tax (benefit) expense at federal statutory rate	$	(569.2)	$	44.6	$	96.8
Tax effect of:						
Meals and entertainment		0.7		0.7		0.6
Dividend received deduction		(48.9)		(49.5)		(42.9)
Valuation allowance		379.1		-		-
Other		(6.9)		2.6		9.9
Income tax expense (benefit)	$	(245.2)	$	(1.6)	$	64.4

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2008 and 2007, are presented below.

		2008		2007
Deferred tax assets:				
Operations and capital loss carryforwards	$	-	$	14.6
Future policy benefits		288.7		731.1
Goodwill		3.7		5.1
Investments		353.8		103.8
Employee compensation and benefits		36.7		45.4
Unrealized losses on investments		813.4		59.6
Other		54.1		68.0
Total gross assets before valuation allowance		1,550.4		1,027.6
Less: valuation allowance		(408.9)		(46.9)
Assets, net of valuation allowance		1,141.5		980.7
Deferred tax liabilities:				
Deferred policy acquisition cost		(1,137.9)		(1,120.3)
Value of purchased insurance in force		(39.2)		(42.7)
Other		(0.2)		(2.2)
Total gross liabilities		(1,177.3)		(1,165.2)
Net deferred income liability	$	(35.8)	$	(184.5)

Net unrealized capital gains (losses) are presented as a component of Other Comprehensive Income (Loss) in Shareholder's Equity, net of deferred taxes.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2008 and 2007, the Company had a tax valuation allowance of $374.0 and $0, respectively, related to realized capital losses, which is included in Net Income (Loss). The valuation allowance includes $81.4 related to impairments of securities designated in the ING-Dutch State Transaction, which was established pending uncertainties regarding the closing of the transaction. Additionally, at December 31, 2008 and 2007, the Company had a tax valuation allowance of $29.8 and $46.9, respectively, related to unrealized capital losses, which is included in Accumulated Other Comprehensive Income (Loss). The Company also established a $5.1 tax valuation allowance against foreign tax credits, the benefit of which is uncertain.

Tax Sharing Agreement

The Company had a receivable from ING AIH of $321.1 and a payable to ING AIH of $40.7 at December 31, 2008 and 2007, respectively, for federal income taxes under the intercompany tax sharing agreement.

See Related Party Transactions footnote for more information.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Balance at January 1	$ 66.4	$ 61.5
Additions for tax positions related to the current year	7.8	6.9
Additions for tax positions related to prior years	0.7	-
Reductions for tax positions related to prior years	(9.6)	(2.0)
Reductions for settlements with taxing authorities	(0.4)	-
Balance at December 31	$ 64.9	$ 66.4

The Company had $47.3 of unrecognized tax benefits as of December 31, 2008 that would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and Consolidated Statement of Operations, respectively. The Company had accrued interest of $4.4 as of December 31, 2008 and $4.7 as of December 31, 2007. The decrease in accrued interest during the year ended December 31, 2008 primarily relates to the settlement of the 2003 IRS audit.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Tax Regulatory Matters

In the first quarter of 2008, the IRS finalized the audit of tax year 2003. The 2003 settlement did not have a material impact on the Company's financial position. The Company is currently under audit by the IRS for tax years 2002 and 2004 through 2008, and is expected that the examination of these years will be finalized within the next twelve months. Upon finalization of the IRS examination it is reasonably possible that the unrecognized tax benefits will decrease by up to $22.9. The timing of the payment of the remaining allowance of $42.0 cannot be reliably estimated.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the dividend received deduction ("DRD") on separate account assets held in connection with variable annuity and life insurance contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing, substance, and effective date of any such regulations are unknown, but they could result in the elimination of some or all of the separate account DRD tax benefit that the Company receives.

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. Prior to 2006, deferred income of $14.4 was accumulated in the Policyholder's Surplus Account and would only become taxable under certain conditions, which management believed to be remote. In 2004, Congress passed the American Jobs Creation Act of 2004, allowing certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. During 2006, the Company made a return of capital distribution of $170.0, which eliminated the $14.4 balance in the Policyholders' Surplus Account and, therefore, any potential tax on the accumulated balance.

9.   **Benefit Plans**

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees. However, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Plan. The Retirement Plan was amended and restated effective July 1, 2008 related to the admission of employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Plan.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $10.8, $13.0, and $17.1, for the years ended 2008, 2007, and 2006, respectively, and are included in Operating expenses in the Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective July 1, 2008 related to the admission of employees from the acquisition of CitiStreet by Lion, and ING North America filed a request for a determination letter on the qualified status of the Plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $5.6, $4.9, and $4.6, for the years ended December 31, 2008, 2007, and 2006, respectively, and are included in Operating expenses in the Statements of Operations.

Stock Option and Share Plans

ING sponsors the ING Group Long Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Board of Directors to be granted options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement which is signed by the participant when he or she accepts the award.

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The share price is in Euros and converted to U.S. dollars, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock and on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although vesting will continue to occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company recognized compensation expense for the leo options and performance shares of $5.3, $4.7, and $7.4, for the years ended December 31, 2008, 2007, and 2006, respectively.

For leo, the Company recognized tax benefits of $0.7 in 2008, $2.5 in 2007, and minimal tax benefits in 2006.

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The benefits charges allocated to the Company related to all of these plans for the years ended December 31, 2008, 2007, and 2006, were $1.3, $0.6, and $1.3, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

10.   Related Party Transactions

Operating Agreements

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Underwriting and distribution agreement with Directed Services LLC ("DSL") (successor by merger to Directed Services, Inc.), an affiliated broker-dealer, whereby DSL serves as the principal underwriter for variable insurance products issued by the Company. DSL is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2008, 2007, and 2006, commissions were incurred in the amounts of $603.8, $553.8, and $418.0, respectively.
- Asset management agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administration, and accounting services for ING USA's general account. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $85.9, $78.0, and $69.5, respectively.
- Service agreement with DSL, in which the Company provides managerial and supervisory services to DSL and earns a fee that is calculated as a percentage of average assets in the Company's variable separate accounts deposited in ING Investors Trust. On August 9, 2007, the Company and DSL entered into an amendment to the service agreement effective July 31, 2007, which modifies the method for calculating the compensation owed to the Company for its provision of managerial and supervisory services to DSL. As a result of this amendment, DSL pays the Company the total net revenue associated with the Company's deposits in ING Investors Trust. For the years ended December 31, 2008, 2007, and 2006, revenue for these services was $139.2, $109.0, and $62.0, respectively.
- Services agreements with ING North America, dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology, and finance and treasury services. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $93.0, $96.6, and $95.4, respectively.
- Services agreement between the Company and its U.S. insurance company affiliates dated January 1, 2001, amended effective January 1, 2002 and December 31, 2007, for administrative, management, professional, advisory, consulting, and other services. For the years ended December 31, 2008, 2007, and 2006, expenses related to the agreements were incurred in the amount of $21.6, $19.0, and $6.1, respectively.
- Administrative Services Agreement between the Company, ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate, and other U.S. insurance company affiliates dated March 1, 2003, amended effective August 1, 2004, in which the Company and affiliates provide services to RLNY. For the years ended December 31, 2008, 2007, and 2006, revenue related to the agreement was $6.5, $6.3, and $5.8, respectively.
- ING Advisors Network, a group of broker-dealers affiliated with the Company, distributes the Company's annuity products. For the years ended December 31, 2008, 2007, and 2006, ING Advisors Network sold new contracts of $1,411.3, $1,429.3, and $1,255.4, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Services agreement between the Company, Security Life of Denver Insurance Company ("Security Life"), an affiliate, and IIM whereby IIM provides administrative, management, professional, advisory, consulting and other services to the Company and Security Life with respect to its Financial Products unit. For the years ended December 31, 2008 and 2007, the Company incurred expenses of $8.9 and $1.3, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

Reinsurance Agreements

Automatic Reinsurance Agreement

Effective June 30, 2008, ING USA entered into an automatic reinsurance agreement with its affiliate, Security Life of Denver International Limited ("SLDI"). Under the terms of the agreement, ING USA ceded to SLDI 100% of the benefits guaranteed under specific variable annuity guaranteed living benefit riders (the "Covered Benefits") attached to certain variable annuity contracts issued by ING USA on or after January 1, 2000 (the "Contracts"). ING USA paid SLDI initial consideration of $665.8. Thereafter, ING USA will pay (i) new business consideration equal to 1.62% of premiums received from contractholders on the Contracts and (ii) a base premium equal to the actual fees paid by contractholders for the Covered Benefits. Under the terms of the agreement, SLDI is required to provide ING USA security for ING USA's full statutory reserve credit for reinsurance by providing a letter of credit to ING USA or establishing a trust for its benefit, or a combination of a letter of credit and assets in trust. SLDI has provided ING USA with letters of credit in the aggregate amount of $960.0, with $319.0 issued under a letter of credit facility with its affiliate, ING Bank N.V., while the remainder resides with three separate third party letter of credit facilities as of December 31, 2008. SLDI has also established a trust with The Bank of New York as trustee and ING USA as beneficiary in which SLDI assets totaling $655.2 have been deposited as of December 31, 2008. Since December 31, 2008, an additional $1,074.0 has been contributed to the trust.

At the inception of this reinsurance contract, the impact of the initial ceded premium of $665.8 was partially offset by ceded reserves of $273.6 and by an increase in DAC of $85.5. The net of these was established as a deferred loss of $306.7 and was reflected in Other Assets. The deferred loss is being amortized over the period of benefit.

At December 31, 2008, the value of reserves ceded by the Company under this agreement was $732.3, and the balance of the deferred loss, including both the initial deferred loss plus additional deferrals of 1.62% of premiums on new business, was $353.8.

Effective June 30, 2008, ING USA also entered into a services agreement with SLDI pursuant to which ING USA will provide certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the Covered Benefits reinsured by SLDI under the automatic reinsurance agreement. For the year ended December 31, 2008, revenue related to the agreement was $4.9.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Coinsurance Agreements

Effective May 1, 2005, ING USA entered into a coinsurance agreement with its affiliate, Security Life. Under the terms of the agreement, Security Life assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by ING USA between January 1, 2001 and December 31, 2003. In addition, ING USA assigned to Security Life all future premiums received by ING USA attributable to the ceded contracts.

Under the terms of the agreement, ING USA ceded $2.5 billion in account balances and transferred a ceding commission and $2.7 billion in assets to Security Life, resulting in a realized capital gain of $47.9 to the Company.

The coinsurance agreement is accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheets. The receivable will be adjusted over the life of the agreement based on cash settlements and the experience of the contracts, as well as for amortization of the ceding commission. The Company incurred amortization expense of the negative ceding commission of $19.9, and $21.2 and $23.5 for the years ended December 31, 2008, 2007 and 2006, respectively, which is included in Other expenses in the Statements of Operations.

In addition, the Company entered into a 100% coinsurance agreement with Security Life dated January 1, 2000, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after, the effective date of the agreement. As of December 31, 2008 and 2007, the value of reserves ceded by the Company under this agreement was $17.2 and $16.6, respectively.

The Company is a party to a Facultative Coinsurance Agreement with its affiliate, Security Life, effective August 20, 1999. Under the terms of this agreement, the Company facultatively cedes to Security Life, from time to time, certain GICs on a 100% coinsurance basis. The value of GIC reserves ceded by the Company under this agreement was $2.5 billion and $2.3 billion at December 31, 2008 and 2007, respectively.

Reinsurance Assumed

Yearly Renewable Term Agreements

Effective December 1 and December 31, 2008, respectively, ING USA entered into two yearly renewable term reinsurance agreements with its affiliate, ReliaStar Life Insurance Company ("ReliaStar"), for an indefinite duration. Under the terms of the agreements, ING USA assumed 100% of ReliaStar's mortality risk associated with the net amount at risk under specific life insurance policies, including:

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Individual life policies issued by ReliaStar and previously assumed by ReliaStar from ReliaStar Life Insurance Company of New York ("RLNY"), with policy dates prior to January 1, 2000, including certain term life, universal life, variable universal life, and whole life, insurance policies.
- In force individual life policies issued by ReliaStar, where premiums are paid on the insured's behalf through payroll deduction and which were marketed by employee benefit brokers.

ING USA received initial consideration of $3.9 from ReliaStar. Thereafter, the Company will receive monthly premiums, net of benefit payments, based on premium rates set forth in the respective agreements. As such, there is no unearned reinsurance premium.

As of December 31, 2008, the value of the reserves assumed by the Company under these agreements was $5.0.

Coinsurance Funds Withheld Agreement

Effective December 31, 2008, ING USA entered into a coinsurance funds withheld agreement with ReliaStar for an indefinite duration. Under the terms of the agreement, ING USA assumed 100% quota share of ReliaStar's net retained liability under certain Employee Benefits Group Annual Term policies, including disability waiver of premium.

The initial premium of $219.9 was equal to the aggregate reserve assumed by ING USA. Thereafter, premiums are equal to the total earned gross premiums collected by ReliaStar from policyholders. ReliaStar will retain all reinsurance premiums payable to ING USA as funds withheld, as security for ceded liabilities and against which ceded losses will be offset. Monthly, ING USA will receive or pay a net settlement. In addition, ING USA is required to provide ReliaStar full reserve credit for reinsurance by providing a letter of credit, the cost of which will be partially reimbursed by ReliaStar.

As of December 31, 2008, the value of the reserves assumed by the Company under this agreement was $219.9.

Funds Withheld Agreement

Effective December 31, 2008, ING USA entered into a funds withheld agreement with ReliaStar for an indefinite duration. Under the terms of the agreements, ING USA assumed 100% quota share of ReliaStar's net retained liability under assumed group life reinsurance in-force.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The initial premium of $60.0 was equal to the net Statutory reserve assumed by ING USA. Thereafter, premiums are equal to the total earned reinsurance premiums collected by ReliaStar, less a ceding commission. ReliaStar will retain all reinsurance premiums payable to ING USA as funds withheld, as security for ceded liabilities and against which ceded losses will be offset. Monthly, ING USA will receive or pay a net settlement. In addition, ING USA is required to provide ReliaStar reserve credit in the excess of the funds withheld for reinsurance by providing a cash deposit or letter of credit.

As of December 31, 2008, the value of the reserves assumed by the Company under this agreement was $60.0.

Financing Agreements

The Company maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004 and expires on January 14, 2014, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. Interest on any ING USA borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company incurred interest expense of $1.3, $3.5, and $1.5, for the years ended December 31, 2008, 2007, and 2006, respectively. The Company earned interest income of $2.8, $6.7, and $4.9, for the years ended December 31, 2008, 2007, and 2006, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Statements of Operations. At December 31, 2008 and 2007, the Company had no amounts outstanding with ING AIH under the reciprocal loan agreement.

Notes with Affiliates

The Company issued a 30-year surplus note in the principal amount of $35.0 on December 8, 1999, to its affiliate, Security Life, which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contractowners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of ING USA. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $2.8, for each of the years ended December 31, 2008, 2007, and 2006, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400.0 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, ING Life Insurance and Annuity Company, ReliaStar, and SLDI, in an offering that was exempt from the registration requirements of the Securities Act of 1933. The Notes bear interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest expense was $25.4 for each of the years ended December 31, 2008, 2007, and 2006, respectively.

Funding Agreement

On August 10, 2007, the Company issued an extendable funding agreement to its parent, Lion, upon receipt of a single deposit in the amount of $500.0. To fund the purchase of the funding agreement, Lion issued a promissory note to its indirect parent company, ING Verzekeringen N.V. ("ING V"), which has been guaranteed by Lion's immediate parent, ING AIH.

Under the terms of the funding agreement, the Company will pay Lion interest quarterly at the credited interest rate until maturity, and on the maturity date, the Company will pay Lion the single deposit and any accrued and unpaid interest. The credited interest rate shall be the three-month LIBOR, plus 0.05%, and shall be reset quarterly. The maturity date of the funding agreement shall be August 10, 2009, or such later date to which the maturity date may be extended; provided, however, that the maturity date may not be extended beyond August 10, 2012.

Proprietary Alpha Fund

The ING Proprietary Alpha Fund, LLC ("PAF") is a multi-strategy investment fund established in 2007 as a U.S. domiciled limited liability company managed by ING Alternative Asset Management LLC ("IAAM"), an affiliate. The investment strategies within PAF include both long and short exposures to various investments and utilize various fixed income, equity, and derivative financial instruments. In September 2007, ING USA invested $125.0 into PAF.

As of December 31, 2008, the Company recognized approximately $40.2 in losses related to financial instruments held by the PAF in the Lehman Liquidity Fund in response to the bankruptcy proceedings of Lehman Brothers, Inc. ("Lehman").

ING Multi-Strategy Opportunity Fund

On September 30, 2008, the Company's affiliate, Security Life of Denver Insurance Company, transferred 51.9% of its interest in the ING Multi-Strategy Opportunity Fund (the "Fund") to the Company for a purchase price of $68.9. As of December 31, 2008, the Company has an investment in the various series of the ING Multi-Strategy Opportunity Fund Series LLC that total $66.8. This amount is included in Limited partnerships/corporations on the Balance Sheets.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Tax Sharing Agreements

Effective January 1, 2005, the Company is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

The Company has entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

Derivatives

As of December 31, 2008 and 2007, the Company had call options with a notional amount of $162.3 and $167.8, respectively, and market value of $8.6 and $42.6, respectively, with ING Bank, an affiliate. Each of these contracts was entered into as a result of a competitive bid, which included unaffiliated counterparties.

11.   Financing Agreements

The Company maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of the Company borrowing accrues at an annual rate equal to a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company did not incur any interest expense for the year ended December 31, 2008. The Company incurred minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2008 and 2007, the Company had no amounts outstanding under the revolving note facility.

The Company also maintains a $100.0 uncommitted line-of-credit agreement with PNC Bank ("PNC"), effective December 19, 2005. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0. Interest on any of the Company borrowing accrues at an annual rate equal to the rate quoted by PNC to the Company for the borrowing. Under this agreement, the Company did not incur any interest expense for the year ended December 31, 2008. The Company incurred minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2008 and 2007, the Company had no amounts outstanding under the line-of-credit agreement. As of October 31, 2008, the Company had not formally renewed this line-of-credit, which subsequently expired on this date.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company maintains a $100.0 uncommitted line-of-credit agreement with Svenska Handelsbanken AB (Publ.) ("Svenska"), effective June 2, 2006. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0. Interest on any of the Company's borrowing accrues at an annual rate equal to the rate quoted by Svenska to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2008 and 2007. At December 31, 2008 and 2007, the Company had no amounts outstanding under the line-of-credit agreement. Effective November 19, 2008, the Company discontinued this line-of-credit.

Also see Financing Agreements in the Related Party Transactions footnote.

12.   Reinsurance

At December 31, 2008, the Company had reinsurance treaties with 16 unaffiliated reinsurers covering a portion of the mortality risks and guaranteed death and living benefits under its annuity contracts. The Company, as cedant, also has reinsurance treaties with two affiliates, Security Life and SLDI, related to GICs, fixed annuities, and universal life insurance policies. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

Reinsurance ceded in force for life mortality risks were $633.1 and $689.1 at December 31, 2008 and 2007, respectively. Net receivables were comprised of the following at December 31, 2008 and 2007.

	2008		2007	
Claims recoverable from reinsurers	$	24.6	$	12.0
Receivable for reinsurance premiums		0.5		1.4
Reinsured amounts due to reinsurers		(33.8)		(36.2)
Reinsurance reserves ceded		3,384.8		2,452.1
Deposits		1,947.0		2,153.2
Other		26.2		33.6
Total	$	5,349.3	$	4,616.1

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2008, 2007, and 2006.

	2008		2007		2006	
Deposits ceded under reinsurance	$	1,632.0	$	1,309.1	$	1,144.3
Premiums ceded under reinsurance		2.1		2.4		2.5
Reinsurance recoveries		1,212.6		1,723.2		657.6

Also see Reinsurance Agreements in the Related Party Transactions footnote.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

13.   Commitments and Contingent Liabilities

Leases

The Company leases its office space and certain equipment under operating leases, the longest term of which expires in 2017.

For the years ended December 31, 2008, 2007, and 2006, rent expense for leases was $8.7, $7.9, and $8.3, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2009 through 2013 are estimated to be $7.7, $6.3, $5.3, $5.3, and $5.3, respectively, and $18.9, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2008, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $421.4, $207.2 of which was with related parties. At December 31, 2007, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $616.3, $156.5 of which was with related parties. During 2008 and 2007, $176.2 and $33.1, respectively, was funded to related parties under these commitments.

Financial Guarantees

The Company owns a 3-year credit-linked note arrangement, whereby the Company will reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company will reimburse the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can seek recovery of any losses under the agreements by sale or collection of the received reference obligation. As of December 31, 2008, the maximum potential future exposure to the Company under the guarantee was $32.5.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Cash Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2008 and 2007, the Company held $17.6 and $11.5, respectively, of cash collateral, which was included in Payables under securities loan agreement, including collateral held, on the Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters

Federal and state regulators, and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to the Company or certain affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

14.   Subsequent Events

Subsequent to December 31 2008, the ING Supervisory Board of Directors approved a liquidity facility for up to $2.0 billion to support the liquidity requirements in ING's life insurance operations, including the Company. The exact usage of the facility, if any, has not yet been determined, as it will be utilized as an alternative source of liquidity.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

15.   Restructuring Charges

2008 Expense Reductions

During the fourth quarter, the Company implemented an expense reduction program for the purpose of streamlining its overall operations. The restructuring charges related to this expense reduction initiative include severance and other employee benefits and lease abandonment costs, which are included in Operating Expenses on the Statements of Operations.

The following table illustrates the restructuring reserves and charges for the period ended December 31, 2008.

Restructuring reserve at inception	$ -	
Restructuring charges:		
Employee severance and termination benefits	3.3	(1)
Future rent on non-cancelable leases	0.4	(2)
Total restructuring charges	3.7	
Other charges	-	
Intercompany charges and payments	(0.5)	(3)
Payments applied against reserve	(0.7)	(4)
Restructuring reserve at December 31, 2008	$ 2.5	

(1)   Amounts represent charges to the Company for all severed employees that support the Company, including those within affiliates.

(2)   Amounts represent intercompany expense allocations from ING AIH. The expenses were allocated to the Company based upon the department that used the space, and the cash settlement occurred in January 2009.

(3)   Amounts represent payments to ING affiliates for severance incurred by another ING entity for employees that supported the Company. Payments were made through ING's intercompany cash settlement process.

(4)   Amounts represent payments to employees of the Company, as well as reversals of severance reserves.

The Company estimates the completion of these integration and restructuring activities by November 15, 2009.

2009 Expense and Staff Reductions

On January 12, 2009, ING announced expense and staff reductions across all U.S. operations, which resulted in the elimination of 114 current and open positions in the Company. Due to the staff reductions, curtailment of pension benefits shall occur during the first quarter of 2009, which will result in the recognition of a loss related to unrecognized prior service costs. The effect of the curtailment on the Company's earnings is anticipated to be less than $0.1. The Company anticipates that the restructuring activities in regards to its operations will be complete by November 15, 2009, with total estimated costs to the Company equal to $6.7.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

16. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive income (loss) as of December 31, 2008, 2007, and 2006.

	2008	2007	2006
Net unrealized capital (losses) gains:			
Fixed maturities, available-for-sale	$ (3,234.0)	$ (122.3)	$ (28.9)
Equity securities, available-for-sale	(3.7)	(5.5)	1.5
DAC/VOBA adjustment on available-for-sale securities	1,139.7	(36.9)	21.1
Sales inducements adjustment on available-for-sale securities	102.2	0.5	1.0
Other investments	(6.2)	(6.4)	(6.6)
Unrealized capital (losses) gains , before tax	(2,002.0)	(170.6)	(11.9)
Deferred income tax asset (liability)	700.7	59.7	3.8
Deferred tax asset valuation allowance	(29.8)	(46.9)	-
Net unrealized capital (losses) gains	(1,331.1)	(157.8)	(8.1)
Pension liability, net of tax	(2.6)	(2.9)	(5.1)
Other	-	-	1.1
Accumulated other comprehensive (loss) income	$ (1,333.7)	$ (160.7)	$ (12.1)

Changes in Accumulated other comprehensive income (loss), net of DAC, VOBA, and tax (excluding the tax valuation allowance), related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Fixed maturities, available-for-sale	$ (3,111.7)	$ (93.4)	$ (22.0)
Equity securities, available-for-sale	1.8	(7.0)	0.4
DAC/VOBA adjustment on available-for-sale securities	1,176.6	(58.0)	13.6
Sales inducements adjustment on available-for-sale securities	101.7	(0.5)	(1.5)
Other investments	0.2	0.2	(1.2)
Unrealized capital (losses) gains, before tax	(1,831.4)	(158.7)	(10.7)
Deferred income tax asset (liability)	641.0	55.9	3.4
Net change in unrealized capital (losses) gains	$ (1,190.4)	$ (102.8)	$ (7.3)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	2008	2007	2006
Net unrealized capital holding (losses) gains arising during the year [1]	$ (1,877.2)	$ (210.5)	$ (49.5)
Less: reclassification adjustment for (losses) gains and other items included in Net (loss) income [2]	(686.8)	(107.7)	(42.2)
Net change in unrealized capital (losses) gains on securities	$ (1,190.4)	$ (102.8)	$ (7.3)

[1] Pretax unrealized capital holding gains (losses) arising during the year were $(2,888.0), $(324.9), and $(72.6), for the years ended December 31, 2008, 2007, and 2006, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net (loss) income were $(1,056.6), $(166.2), and $(61.9), for the years ended December 31, 2008, 2007, and 2006, respectively.

QUARTERLY DATA (UNAUDITED)
(Dollar amounts in millions, unless otherwise stated)

2008		First		Second		Third		Fourth
Total revenue	$	429.9	$	640.2	$	229.8	$	(171.9)
Income (loss) before income taxes		(113.3)		137.6		(465.5)		(1,185.2)
Income tax expense (benefit)		(51.4)		34.7		(35.7)		(192.8)
Net income (loss)	$	(61.9)	$	102.9	$	(429.8)	$	(992.4)

2007		First		Second		Third		Fourth
Total revenue	$	512.4	$	632.7	$	534.7	$	494.0
Income (loss) before income taxes		96.6		138.1		37.1		(144.4)
Income tax expense (benefit)		26.9		41.0		(11.1)		(58.4)
Net income (loss)	$	69.7	$	97.1	$	48.2	$	(86.0)